FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of February, 2026
Commission File Number: 001-12518

Banco Santander, S.A.
(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander
28660 Boadilla del Monte (Madrid) Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F  ☒            Form 40-F  ☐

Banco Santander, S.A.
TABLE OF CONTENTS

Item
1	2025 Pillar III Disclosures

Delivering sustainable value creation
santander.com

Index

Introduction (Ch. 1)
6	Santander overview
15	Grupo Santander Pillar 3 Report overview
18	Independent auditors’ report
22	Regulatory framework
28	Scope of consolidation
33	Financial conglomerate

Capital (Ch. 2)

34	Capital
38	Capital function
40	Capital management, adequacy and profitability
45	Regulatory capital - Pillar 1
61	Leverage ratio
66	Economic capital - Pillar 2
66	Capital planning and stress tests
67	TLAC & MREL

Risks (Ch. 3, 4, 5, 6, 7, 8, 9, 10 and 11)

73	Global risk vision
83	Credit Risk
165	Counterparty Credit Risk
179	Credit Risk - Securitisations
203	Market Risk
225	Operational Risk
235	Liquidity Risk
251	ESG Risk
305	Other Risks

Remuneration and Appendices (Ch. 12 and 13)
313	Remuneration
325	Appendices
Other appendices available on the Santander website.
Access 2025 Pillar 3 Disclosures Report available on the Santander Group website
Note: Document translated from Spanish. In the event of a discrepancy, the Spanish version prevails.

Index	Introduction ●	Capital ●	Risks ●	Remuneration ●	Appendices ●

4    2025 Pillar 3 Disclosures Report

Index	Introduction ●	Capital ●	Risks ●	Remuneration ●	Appendices ●
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Index	Introduction ●	Capital ●	Risks ●	Remuneration ●	Appendices ●
1.Introduction
1.1. Santander overview

About us
Santander is a commercial bank, founded in 1857 and headquartered in Spain. We are a global bank organised around 5 global businesses, with a meaningful presence in 10 core markets in Europe and the Americas. We are one of the largest banks in the world by market capitalization, listed on stock exchanges of Spain, Mexico, Poland, the United States and the United Kingdom.
We provide service through our 7,124 branches and online channels that offer banking products, operations and services to individuals, SMEs and corporates. We have 180 million customers, 198,403 employees and more than 3.5 million shareholders around the world.
As a responsible bank, we focus on areas where our activity can have the greatest impact and support an inclusive and sustainable growth.

Our business model
Based on 3 pillars:

Building a digital bank with branches → We continue to build a digital bank with branches, with a multichannel offering to fulfil all our customers' financial needs.
	180 mn total customers	106 mn active customers

Global and in-market scale
→ Our global and in-market scale helps us to improve our local banks' profitability, adding value and network benefits.
→ Our activities are organised under five global businesses: Retail & Commercial Banking (Retail), Digital Consumer Bank (Consumer), Corporate & Investment Banking (CIB), Wealth Management & Insurance (Wealth) and Payments.
→ Our five global businesses support value creation based on the profitable growth and operational leverage that ONE Santander provides.

Business, geographical and balance sheet
→ Well-balanced diversification between businesses and markets with a solid and simple balance sheet that gives us recurrent net operating income with low volatility and more predictable results.

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Index	Introduction ●	Capital ●	Risks ●	Remuneration ●	Appendices ●

Economic and regulatory context
In 2025, Santander operated in an environment characterized by:

Gradual reductions in interest rates by the majority of central banks, in response to declining inflation
Continuing geopolitical and trade tensions
However, despite some slowdown, the world’s major economies maintained good economic growth rates
Labour markets were resilient, with unemployment rates remaining low in more than half of the countries in which Santander operates

In 2025, the banking sector benefitted from a favourable macroeconomic environment and resilient labour markets, which enabled good profitability levels to be maintained, supported by improved business volumes and portfolio quality.
This was reflected in the market valuation of banks which once again outperformed the main stock indices, allowing a large proportion of credit institutions to return to valuations above their book value.
The soundness shown by the banking sector in the face of recent economic shocks, periods of volatility and the various stress exercises carried out by supervisors, also supports this change in market sentiment.
Lastly, recognition of the complexity of banking regulation by the authorities and the simplification processes established in the primary economic areas also contributed to the improvement in valuations.
During 2025, the regulatory agenda was shaped by renewed political momentum in the European Union (EU). Simplification and competitiveness were reaffirmed as central pillars of the EU's strategy.
With regard to capital requirements, the regulatory focus in the EU included the implementation of the Basel 3 reform. The European Banking Authority (EBA) continued to develop the technical standards required for the full application of the Capital Requirements Regulation (CRR3), while the implementation timeline of the Fundamental Review of the Trading Book (FRTB) was once again adjusted, with a revised entry-into-force schedule differentiated across jurisdictions due to the lack of international alignment and the accumulated delays in implementation in the UK and the US.
At the global level, the Basel Committee has continued to work on the prudential framework for crypto-asset exposures and made progress in reviewing the treatment of Non-Banking Financial Institutions (NBFIs), in light of the lessons learned from recent episodes of market stress.
The European Commission proposed a reform of the securitisation framework, with initiatives aimed at improving risk sensitivity, reducing unnecessary burdens and facilitating the use of securitisations (including significant risk transfer transactions) as a means to unlock funding capacity and strengthen competitiveness.
The debate on the potential review of the capital buffer framework and its interaction with Pillar 1, Pillar 2 and resolution requirements continued, in a context in which several European authorities emphasized the need to improve the usability and predictability of buffers under potential stress scenarios.
In the US, measures were proposed to amend the supervisory and regulatory frameworks, introducing significant simplifications, including fewer prudential requirements and reduced intensity of supervision. In the UK, the prudential authority put forward measures aimed at reducing capital requirements and addressing existing overlaps between different requirements.
The Basel Committee published a new voluntary framework for the disclosure of climate-related financial risks, in line with its objective of complementing Pillar 3 transparency requirements with information on environmental risk management.

2025 Pillar 3 Disclosures Report    7

Index	Introduction ●	Capital ●	Risks ●	Remuneration ●	Appendices ●
Priorities in regulatory policies
We have a strong commitment to our customers to conduct our business in a simple, personal and fair way. We are also committed to maintaining a constructive and transparent relationship with regulators and supervisors, both regarding the regulation and frameworks that affect our activities, as well as the interests of our customers.

Promote regulation that allows banks to finance the economy and be profitable and investable

Banks must continue to play their fundamental role of financing the economy and promoting growth in a competitive way, with profitability as their first line of defence:

It is important that, when designing regulation and supervision, policymakers and regulators consider the need for a balance between preserving financial stability and supporting economic growth.	For European banks to be competitive and do more for their customers, businesses and society as a whole, it is necessary to continue advancing towards a single market, with the completion of the Banking Union and the Capital Markets Union.

The introduction of a secondary supervisory objective of growth and competitiveness.	The review of existing and forthcoming level 2 and level 3 regulation, with the aim of strengthening the consistency, transparency and predictability of requirements, as well as the fundamentals behind additional capital requirements.

The adoption of a holistic, principles-based supervisory framework, that has a global view of supervisory and regulatory requirements, which accommodates diverse business models and characteristics between entities.	To provide support so that sustainability can boost the competitiveness and growth of companies, it is important that the regulatory framework does not add capital requirements associated with sustainability risk management.

8    2025 Pillar 3 Disclosures Report

Index	Introduction ●	Capital ●	Risks ●	Remuneration ●	Appendices ●

These results reflect the success of our strategy

Another record exercise resulting in double-digit profit growth in 2025	Strong operating performance and profitability on the back of ONE Transformation and customer growth
FY’25 Attributable Profit	Efficiency
€14.1 bn +12%	41.2% -62 bps
FY’25 Revenue	RoTE
€62.4 bn +0%	16.3% +85 bps

Stronger balance sheet with robust credit quality and very strong organic capital generation	Together with capital productivity and disciplined capital allocation are driving double-digit value creation
CoR	TNAVps + DPS
1.15% 0 bps	+14% YoY
CET1	EPS
13.5% +68 bps	+17% YoY

Note: YoY changes. In constant euros: FY'25 attributable profit +16% and 4% revenue.
CET1 ratio on phased-in basis, i.e. in accordance with the transitory treatment of the CRR. YoY comparison based on published Dec-24 ratio, which was calculated on a fully-loaded basis. TNAVps + Cash DPS includes the €11.00 cent cash dividend per share paid in May 2025 and the €11.50 cent cash dividend per share paid in November 2025, both forming part of our shareholder remuneration policy.

All-time high profit, driven by our revenue performance and structural efficiency improvement from ONE Transformation

Revenue
2025 target €62 bn	2025 achievement €62.4 bn
Efficiency		Cost of risk
2025 target <42%	2025 achievement 41.2%	2025 target <1.15%	2025 achievement 1.15%
RoTE		CET1
2025 target <16.5%	2025 achievement 16.3%	2025 target 13%	2025 achievement 13.5%

2025 Pillar 3 Disclosures Report    9

Index	Introduction ●	Capital ●	Risks ●	Remuneration ●	Appendices ●

Executive summary
CET1 capital ratio reached an all-time record (1)

13.5% €84.7 bn €629.4 bn

12.8% €79.7 bn €624.5 bn

12.3% €76.4 bn €623.7 bn

12.0% €73.4 bn €609.3 bn

The CET1 capital ratio strengthened to 13.5%, an all-time high and well above the upper end of the bank’s operating range (12-13%). The increase was driven by strong attributable profit generation, which more than offset shareholder remuneration and other capital impacts.

CET1 ratio YoY variation (bps)

7
22
51
68
2022
2023
2024
2025

(1) Data from 2022-2024 are on a fully-loaded basis.

10    2025 Pillar 3 Disclosures Report

Index	Introduction ●	Capital ●	Risks ●	Remuneration ●	Appendices ●
Santander’s capital levels amply exceed minimum regulatory requirements
Note: the values for the missing labels are: CCyB = 0.56% and SyRB = 0.05%.
We have delivered on all our key Investor Day targets for the period 2023-2025

13,5%	89%	16,3%	50%	14%

2025 target: >13%	2025 target: 85%	2025 target: 15-17%	2025 target: Cash dividend + SBB 50% annually	2025 target: Double digit growth through the cycle
A: Phased- in ratios are calculated in accordance with the transitory treatment of the CRR3.

Strong organic capital generation, supporting accretive capital redeployment, consistent with our capital hierarchy
Note: Dec-24 ratio on a fully-loaded basis (as published in the Q4 2024 Financial Report), excluding the transitory treatment of IFRS 9 and of CRR. Dec-25 on a phased-in basis, calculated in accordance with the transitory treatment of the CRR and it does not include any expected impacts from the recently announced inorganic transactions. (1) Capital distribution including deduction for accrual of shareholder remuneration and AT1 costs. (2) Business RWA change net of risk transfer initiatives. (3) Dec-25 pro forma CET1 ratio considering the inorganic transactions announced during 2025 and the additional share buyback.
2025 Pillar 3 Disclosures Report    11

Index	Introduction ●	Capital ●	Risks ●	Remuneration ●	Appendices ●
Evolution of the main capital ratios (phased-in)
%
Evolution of the capital base (phased-in)
€ million

Evolution of another key indicators:
1 Liquidity coverage ratios are calculated following the regulatory guidelines required by the ECB.

OV1 Summary
	RWA	RWA
	Dec'25	Dec'24
Total Credit Risk	505,525	534,206
Credit risk (excluding CCR)	471,745	499,560
Counterparty credit risk - CCR	14,081	18,089
Credit valuation adjustments risk - CVA risk	2,461	679
Settlement risk	555	173
Securitisation exposures in the non-trading book (after the cap)	16,683	15,705
Position, foreign exchange and commodities risks (Market risk)	21,478	17,946
Reclassifications between trading and non-trading books	0	0
Operational risk	102,427	72,351
Exposures to crypto-assets	0	0
Total	629,430	624,503

12    2025 Pillar 3 Disclosures Report

Index	Introduction ●	Capital ●	Risks ●	Remuneration ●	Appendices ●

RWA distribution by type of risk	Credit risk RWAs by type of approach(A)
€bn	€bn

A Securitisation and others are excluded. For more information, see Table 9. OV1
RWA distribution by risk type

2024	2025

625 bn	629 bn

11.6%
2.9%
85.5%
Credit - 535 bn
Market - 18 bn
Operational - 72 bn

16.3%
3.4%
80.3%
Credit - 506 bn
Market - 21 bn
Operational - 102 bn

2025 Pillar 3 Disclosures Report    13

Index	Introduction ●	Capital ●	Risks ●	Remuneration ●	Appendices ●

Table 1.KM1 - Key metrics template
	EUR million
		a	b	c	d	e
		Dec'25	Sep'25	Jun'25	Mar'25	Dec'24
	Available own funds (amounts)
1	Common Equity Tier 1 (CET 1) capital	84,739	82,593	81,253	82,163	79,800
2	Tier 1 capital	94,385	93,222	90,830	92,169	90,170
3	Total capital	111,845	109,941	107,735	110,088	108,589
	Risk-weighted exposure amounts
4	Total risk-weighted exposure amount	629,430	630,753	625,750	639,124	624,503
4a	Total risk exposure pre-floor	629,430	630,753	625,750	639,124
	Capital ratios (as a percentage of risk-weighted exposure amount)
5	Common Equity Tier 1 ratio (%)	13.46%	13.09%	12.98%	12.86%	12.78%
5b	Common Equity Tier 1 ratio considering unfloored TREA (%)	13.46%	13.09%	12.98%	12.86%
6	Tier 1 ratio (%)	15.00%	14.78%	14.52%	14.42%	14.44%
6b	Tier 1 ratio considering unfloored TREA (%)	15.00%	14.78%	14.52%	14.42%
7	Total capital ratio (%)	17.77%	17.43%	17.22%	17.22%	17.39%
7b	Total capital ratio considering unfloored TREA (%)	17.77%	17.43%	17.22%	17.22%
	Additional own funds requirements to address risks other than the risk of excessive leverage (as a percentage of risk-weighted exposure amount)
EU 7d	Additional own funds requirements to address risks other than the risk of excessive leverage (%)	1.74%	1.74%	1.74%	1.74%	1.74%
EU 7e	of which: to be made up of CET1 capital (percentage points)	0.98%	0.98%	0.98%	0.98%	0.98%
EU 7f	of which: to be made up of Tier 1 capital (percentage points)	1.31%	1.31%	1.31%	1.31%	1.31%
EU 7g	Total SREP own funds requirements (%)	9.74%	9.74%	9.74%	9.74%	9.74%
	Combined buffer requirement (as a percentage of risk-weighted exposure amount)
8	Capital conservation buffer (%)	2.50%	2.50%	2.50%	2.50%	2.50%
EU 8a	Conservation buffer due to macro-prudential or systemic risk identified at the level of a Member State (%)	—%	—%	—%	—%	—%
9	Institution specific countercyclical capital buffer (%)	0.56%	0.43%	0.38%	0.38%	0.39%
EU 9a	Systemic risk buffer (%)	0.05%	0.06%	0.04%	0.03%	0.03%
10	Global Systemically Important Institution buffer (%)	1.00%	1.00%	1.00%	1.00%	1.00%
EU 10a	Other Systemically Important Institution buffer	1.25%	1.25%	1.25%	1.25%	1.25%
11	Combined buffer requirement (%)	4.36%	4.24%	4.17%	4.16%	4.17%
EU 11a	Overall capital requirements (%)	14.10%	13.98%	13.91%	13.90%	13.91%
12	CET1 available after meeting the total SREP own funds requirements (%)	7.69%	7.47%	7.21%	7.12%	7.13%
	Leverage ratio
13	Total exposure measure	1,924,349	1,893,052	1,850,859	1,904,412	1,885,572
14	Leverage ratio (%)	4.90%	4.92%	4.91%	4.84%	4.78%
	Additional own funds requirements to address risks of excessive leverage (as a percentage of leverage ratio total exposure amount)
EU 14a	Additional own funds requirements to address the risk of excessive leverage (%)	—%	—%	—%	—%	—%
EU 14b	of which: to be made up of CET1 capital (percentage points)	—%	—%	—%	—%	—%
EU 14c	Total SREP leverage ratio requirements (%)	3.00%	3.00%	3.00%	3.00%	3.00%
	Leverage ratio buffer and overall leverage ratio requirement (as a percentage of total exposure measure)
EU 14d	Leverage ratio buffer requirement (%)	0.50%	0.50%	0.50%	0.50%	0.50%
EU 14e	Overall leverage ratio requirements (%)	3.50%	3.50%	3.50%	3.50%	3.50%
	Liquidity Coverage Ratio
15	Total high-quality liquid assets (HQLA) (Weighted value - average)	299,005	302,056	304,520	309,137	330,492
EU 16a	Cash outflows - Total weighted value	281,191	279,316	276,687	274,574	275,509
EU 16b	Cash inflows - Total weighted value	77,400	76,058	75,919	75,148	73,682
16	Total net cash outflows (adjusted value)	203,792	203,259	200,769	199,426	201,827
17	Liquidity coverage ratio (%)*	147%	149%	152%	155%	158%
	Net Stable Funding Ratio
18	Total available stable funding	1,217,021	1,196,676	1,195,643	1,206,050	1,198,180
19	Total required stable funding	968,518	956,664	950,340	961,050	954,260
20	NSFR ratio (%)	126%	125%	126%	125%	126%
	* Liquidity coverage ratios are the average of 12 months and are calculated following the regulatory guidelines required by the ECB.

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Index	Introduction ●	Capital ●	Risks ●	Remuneration ●	Appendices ●

1.2. GRUPO SANTANDER PILLAR 3 REPORT OVERVIEW
This section looks at general aspects applicable to Grupo Santander and describes the governance for approval and publication of the Pillar 3 report, in addition to the disclosure criteria used in the report.

è	This section covers the requirements of Articles 432, 433, 433bis, 434, 436a and 437bis of the CRR on the requirements and scope of disclosure of information by the Group.

The Basel framework consists of 3 pillars:
•Minimum Capital requirements (Pillar 1)
•Supervisory review (Pillar 2)
•Market discipline (Pillar 3).
The Santander Pillar 3 Disclosure report is a public document that is published on the Group's corporate website in order to fulfil the regulatory requirements within the scope of Basel. Specifically, the reporting standards are set by Part Eight of the Capital Requirements Regulation (CRR) 575/2013 and complementary European Banking Authority (EBA) Guidelines. In addition, the report considers the Regulation (CRR3) 2024/1623 amending Regulation 575/2013.
The Pillar 3 report includes a set of disclosure requirements which are intended to provide analysts, investors, shareholders and other market agents with KPIs and risk information to improve their ability of assessing the bank´s risk profile and capital adequacy.
The timely publication of this information is considered to promote transparency within financial institutions and contributes to the adequate functioning of financial markets. This document should be read in conjunction with the Annexes of Pillar 3 and the annual report, which have been published on the website (santander.com).

On 27 June 2023, an agreement was reached between the Council of the European Union and the European Parliament on the proposal put forward by the European Commission on 27 October 2021 on the banking package. The banking package includes amendments to the Capital Requirements
Regulation (CRR3) and to the Capital Requirements Directive (CRD6).
The banking package implements the latest Basel 3 reforms, which underpin a robust regulatory framework, efficient supervision and enhanced risk control by credit institutions. Following the CRD6/CRR3, the EBA was asked to work on the layer of the regulatory products that ensures a technical implementation of the prudential framework, including amendments to the disclosure requirements.
In November 2024, the Regulation 2024/3172 was approved by Commission laying down implementing technical standards for the application of Regulation (EU) No 575/2013 of the European Parliament and of the Council with regard to public disclosures by institutions of the information referred to in Part Eight, Titles II and III, of that Regulation, that will apply from 1 January 2025.
In addition, in February 2025 the EBA published its Implementing Technical Standards (ITS) on the Pillar 3 data hub (P3DH), which centralise prudential disclosures by institutions through a single electronic access point on the EBA website from June 2025.
1.2.1. Governance: policy, review and approval
Grupo Santander has a formal policy on the Pillar 3 disclosures which defines the requirements, the development process, the frequency and the associated governance in accordance with the Directive 2013/36/EU, Regulation (EU) no. 2024/1623 of 31 May 2024 (the EU Regulation or CRR3) amending Regulation (EU) no. 575/2013, as well as the law on supervision and capital requirements (10/2014) of the Banco de España.
This policy has been prepared in compliance with the criteria established in the Guidelines on Materiality, Proprietary, Confidentiality and Frequency of the Information by the European Banking Authority in accordance with Article 432, sections 1, 2 and 3 and Article 433 of Regulation (EU) 575/2013 and has been updated during 2025 including new CRR3 disclosure requirements.
The Pillar 3 disclosures report relies on a range of defined processes relating to the internal control framework, with duties and responsibilities for review and certification of the information contained in the report at several levels of the organisation.

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Index	Introduction ●	Capital ●	Risks ●	Remuneration ●	Appendices ●
Additional information regarding Grupo Santander's system of internal control over financial reporting (SCI) can be found in the 'Corporate governance' chapter of the 2025 annual report.

Access 2025 Pillar 3 Disclosures Report available on the Santander Group website
The information contained in this report has been subject to an ex-ante review by the External Auditor, under a new limited assurance approach, with an even higher level of scrutiny than last year, the external auditor has not identified any findings regarding the reasonableness of the information detailed and the compliance with the information requirements established in the European Capital Directive and Regulation.
Limited assurance conclusion
'Based on the procedures we have performed and the evidence we have obtained, nothing has come to our attention that causes us to believe that the Consolidated Pillar 3 Disclosure Report has not been prepared in accordance with the Capital Requirements Regulation (CRR) 575/2013, as amended by Regulation 2024/1623 (CRR3) and the rest of applicable regulation on disclosure (please see section 1.3 for further details).
The external auditor assessment conclusions are shared for discussion with the board audit committee and approval prior to the board.
Approval by governing bodies
The report has been reviewed by the capital committee and the board audit committee at their meeting held on 17 February 2026, as well as by the board of directors' meeting on 19 February, prior to its final approval at the board of directors' meeting on 24 February 2026.
The board of directors of Santander certifies that the publication of the Pillar 3 disclosures report is compliant with the guidelines in Part Eight of Regulation (EU) 575/2013 and consistent with the 'Pillar 3 Disclosures Policy' adopted by the board of directors.
No exceptions have been applied for the publication of information considered proprietary or confidential.
Furthermore, a quarterly Pillar 3 report is disclosed complying with the internal policy and criteria established in the European Banking Authority guidelines about disclosure frequency.
Following the launch of EBA Pillar 3 Data Hub last January 2026, Santander Group already shared historical quarterly required reports and will henceforth simultaneously publish Pillar 3 reports on EBA (https://edap-public.eba.europa.eu/Report/index/) and Santander sites.
Santander Group Pillar 3 disclosures report is also available in the Shareholders and Investors section of the Santander website (santander.com), under 'Financial and economic information'.

Access 2025 Pillar 3 Disclosures Report available on the Santander Group website

	José García Cantera	Manuel Preto	Mahesh Aditya
	Group Chief Financial Officer	Group Chief Accounting Officer	Group Chief Risk Officer

"	We confirm that Santander’s 2025 Pillar 3 disclosures, to the best of our knowledge, comply with updated Pillar 3 framework within Capital Requirements Regulation (CRR) 575/2013 (Part Eight), as amended, including by Regulation (EU) 2024/1623 (CRR3), and have been prepared in compliance with Santander’s policies, internal processes, systems and controls.

"

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Index	Introduction ●	Capital ●	Risks ●	Remuneration ●	Appendices ●
1.2.2. Background information on Santander
Banco Santander, S.A. is a legal entity subject to the rules and regulations applicable to banks operating in Spain. In addition to its direct operations, Banco Santander, S.A. is the holding company of a group of banking subsidiaries engaged in a range of business activities. The European Central Bank (ECB) is the supervisor of Grupo Santander on a consolidated basis.
The Capital Requirements Regulation (CRR) and its modifications (hereinafter referred to as CRR), Capital Requirements Directive (CRD) and its modifications, and its transposition through Banco de España Circular 2/2016, on supervision and capital adequacy, are applicable at a consolidated level to the entire Grupo Santander.
See Appendix III, CRR Mapping, for all aspects for which disclosure is required under Part Eight of the CRR, as amended but that are not applicable to Santander. These are reported as 'N/A' (not applicable).
Notes on basis of preparation
This report has been prepared in accordance with current 31.12.2025 European regulations on capital requirements (CRR3).
The ratios presented in this report have been calculated using the transitional CRR3 implementation schedules.
The information referring to periods prior to 1.01.25, unless otherwise stated in an explanatory note, has been prepared in accordance with the regulations in force at that time (CRR2 transitional arrangements)
There are differences regarding some metrics between the regulatory information in this report and the information in the annual report:
•The credit risk exposure measurements used for calculating regulatory capital requirements include:
◦Current and future risk exposures arising from future commitments (contingent liabilities and commitments) and changes in market risk factors (derivative instruments).
◦The mitigating factors for these exposures (netting agreements and collateral agreements for derivative exposures, and collateral and personal guarantees for on-balance-sheet exposures).
•The criteria used in classifying non-performing exposures in portfolios subject to advanced models for calculating regulatory capital are more conservative than those used for calculations for the segregated view provided in the annual report.
•ESG disclosure in Pillar 3 follows the Implementing Technical Standards (ITS) defined by the EBA for this purpose and it is not necessarily aligned with the management criteria reported in other Group’s ESG reports.
On 19 June 2024, the final update of the banking package was published in the Official Journal of the European Union Regulation (EU) 2024/1623 (CRR3) amending the CRR2.
Finally, Appendix III shows the compliance with the various applied ITS which are in force and Appendix IV refers to the regulatory framework and the according articles on which the disclosed information is based.
In the Financial and economic information / Pillar 3 section of the Group's website, all tables including the Appendix, which are published in this document, are available in an editable format.
1.2.3. Disclosures by Santander subsidiaries
In addition to the consolidated information presented in this report and ECB requirements, (following article 13 of the CRR, Application of disclosure requirements on a consolidated basis) Santander large subsidiaries that meet at least one of the following criteria publish information at solo basis on their websites.
•The institution is a global systemically important entity (G-SIB);
•The institution has been identified as a systemically important entity (O-SII) in accordance with Article 131(1) and (3) of Directive 2013/36 EU;
•The institution is one of the three largest entities in terms of total value of assets in the Member State in which it is established;
•The institutions total assets on a solo or sub-consolidated basis are equal to or greater than EUR 30 billion.
Based on the criteria above, each subsidiaries in the European Economic Area (EEA) such as Portugal, Poland and Santander Consumer Germany or subsidiaries outside EEA such as Argentina, Brazil, Mexico, the UK and Uruguay publish their Pillar 3 reports.
Santander Consumer Finance (sub-consolidated basis) discloses information related to articles 437, 438, 440, 442, 449a, 449b,450, 451, 451a and 453 available in their website.
The additional disclosures for the large subsidiaries (in accordance with Article 4 No. 146 and 147 CRR) can be found within the Pillar 3 reports of the respective subsidiary as published on the corresponding website.
Each banking subsidiary is directly regulated by their local banking supervisors, who set and monitor their local capital and liquidity adequacy requirements. In most jurisdictions non-banking financial subsidiaries are also subject to the supervision and capital requirements of local regulatory authorities.
The regulators of the Group’s banking entities outside the EEA are at varying stages of implementation of the Basel framework. Local regulation in 2025 may have been implemented on the basis of Basel 1, 2 or 3.
For more information about the international Group structure see Appendix II.

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1.3. Independent auditor´s report

Banco Santander, S.A. and its subsidiaries

Independent Limited Assurance Report
on the Consolidated Pillar III Disclosure Report
of Banco Santander, S.A. and its subsidiaries
Year ended December 31, 2025

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This version of our report is a free translation of the original, which was prepared in Spanish. All possible care has been taken to ensure that the translation is an accurate representation of the original. However, in all matters of interpretation of information, views or opinions, the original language version of our report takes precedence over this translation.

Independent practitioner's limited assurance report on Banco Santander, S.A. and its subsidiaries' Consolidated Pillar III Disclosure Report

To the management of Banco Santander, S.A.

Limited assurance conclusion

We have conducted a limited assurance engagement on the Consolidated Pillar III Disclosure Report of Banco Santander, S.A. (hereinafter, 'Banco Santander') and its subsidiaries (hereinafter, 'Grupo Santander') as at 31 December 2025 and for the year then ended. The Consolidated Pillar III Disclosure Report, which includes the disclosure requirements applicable to financial institutions, has been prepared in accordance with the requirements set out in Regulation (EU) No 575/2013 (Capital Requirements Regulation or 'CRR'), as amended by Regulation (EU) 2024/1623 (CRR III), and other applicable disclosure requirements (Pillar III).

Basis for conclusion

We conducted our limited assurance engagement in accordance with International Standard on Assurance Engagements (ISAE) 3000 (Revised), *Assurance engagements other than audits or reviews of historical financial information* ("ISAE 3000 (Revised)"), issued by the International Auditing and Assurance Standards Board.

We believe that the evidence we have obtained is sufficient and appropriate to provide a basis for our conclusion. Our responsibilities under this standard are further described in the Practitioner's responsibilities section of our report.

Our independence and quality management

We have complied with the independence and other ethical requirements of the International Code of Ethics for Accountants (including the International Standards of Independence) issued by the International Ethics Standards Board for Accounting Professionals (IESBA Code of Ethics) which is based on the fundamental principles of integrity, objectivity, professional competence and diligence, confidentiality and professional behaviour.

Our firm applies International Standard on Quality Management (ISQM) 1, which requires the firm to design, implement and operate a quality management system that includes policies or procedures related to compliance with ethical requirements, professional standards, and applicable legal and regulatory requirements.

PricewaterhouseCoopers Auditores, S.L.
Torre PwC, P.º de la Castellana 259 B, 28046
Madrid, Spain
Tel.: +34 915 684 400 / +34 902 021 111

www.pwc.es

R.M. Madrid, page 63988, folio 75, volume 9267, book 8.054, section 3
Registered in the R.O.A.C. under number S0242 - NIF: B-79031290

1

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Responsibilities for the Consolidated Pillar III Disclosure Report

Management of Banco Santander is responsible for:

- the preparation of the Consolidated Pillar III Disclosure Report in accordance with the requirements described in the Capital Requirements Regulation (CRR) 575/2013, as amended by Regulation 2024/1623 (CRR III) and the rest of the applicable regulations on disclosure (Pillar III).

- designing, implementing and maintaining such internal control as management determines is necessary to enable the preparation of the Consolidated Pillar III Disclosure Report, that is free from material misstatement, whether due to fraud or error; and

- the selection and application of appropriate sustainability reporting methods and making assumptions and estimates that are reasonable in the circumstances.

Management of Banco Santander is responsible for overseeing the Grupo Santander's Consolidated Pillar III Disclosure Report reporting process.

Practitioner's responsibilities

Our responsibility is to plan and perform the verification engagement in order to obtain limited assurance as to whether the Consolidated Pillar III Disclosure Report is free from material misstatement, whether due to fraud or error, and to issue a limited assurance report that includes our conclusion. Misstatements may be due to fraud or error and are considered material if, individually or in the aggregate, they can reasonably be expected to influence decisions made by users based on the Consolidated Pillar III Disclosure Report.

As part of a limited assurance engagement in accordance with ISAE 3000 (Revised), we apply our professional judgment and maintain professional skepticism throughout the engagement. We also:

- Determine the suitability in the circumstances of Grupo Santander's use of the criteria for disclosure of information by Financial Institutions in accordance with the requirements described in the Capital Requirements Regulation (CRR) 575/2013, as amended by Regulation 2024/1623 (CRR III) and the rest of the applicable disclosure regulations (Pillar III), as a basis for the preparation of the information contained in the Consolidated Pillar III Disclosure Report.

- Perform risk assessment procedures, including obtaining an understanding of internal control relevant to the engagement, in order to identify areas where material misstatements, whether due to fraud or error, are likely to arise, but not for the purpose of expressing a conclusion on the effectiveness of Grupo Santander's internal control.

- Design and perform procedures responsive to where material misstatements are likely to arise in the Consolidated Pillar III Disclosure Report. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

Summary of the work performed

A limited assurance engagement involves the performance of procedures to obtain evidence on the information contained in the Consolidated Pillar III Disclosure Report. The procedures in a limited assurance engagement vary in nature and timing from, and are less in extent than for, a reasonable assurance engagement. Consequently, the level of assurance obtained in a limited assurance engagement is substantially lower than the assurance that would have been obtained had a reasonable assurance engagement been performed.

The nature, timing and extent of procedures selected depend on professional judgement, including the identification of where material misstatements are likely to arise in the Consolidated Pillar III Disclosure Report, due to fraud or error.

2 Banco Santander, S.A. and its subsidiaries

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In conducting our limited assurance engagement, we have:

- Held meetings with personnel of Banco Santander involved in the preparation of the Consolidated Pillar III Disclosure Report.
- Obtained an understanding of the reporting processes relevant to the preparation of the Consolidated Pillar III Disclosure Report.
- Read and checked the information relating to the risks, policies and management approaches applied in relation to the material aspects included in the Consolidated Pillar III Disclosure Report
- Analyzed the scope, relevance and integrity of the contents included in the Consolidated Pillar III Disclosure Report, considering the disclosures required by the prudential regulations in force (modifications to part eight of the CRR provided for in CRR III) and guides and other applicable regulations issued by the European Banking Authority (EBA) in terms of prudential information.
- Checked the consistency of the quantitative information published in the Report against the regulatory statements issued to the supervisor.
- Read and understood the reports issued by the internal audit department, as well as the observations of the internal validation department, on the management systems and internal control processes relevant to the preparation of the data and information presented in the Pillar III Disclosure Report.
- Performed analytical procedures, such as consistency checks, the nature of the information relating to the contents included in the Consolidated Pillar III Disclosure Report and its appropriate compilation from the data provided by the information sources.
- Performed detailed testing, such as recalculations and other substantive procedures on a sample basis, on the information relation to the contents included in the Consolidated Pillar III Disclosure Report and its appropriate compilation from the data provided by the information sources.
- Obtained a letter of manifestation from the management of Banco Santander, S.A.

Use and distribution

Our report is issued to the management of Banco Santander, S.A., in accordance with the terms of our engagement letter dated June 26, 2025, which indicates that we do not assume responsibility for third parties other than the recipients of this report.

This work does not constitute an audit of accounts nor is it subject to the regulations governing auditing activity in force in Spain, and therefore we do not express an audit opinion within the meaning of such regulations.

PricewaterhouseCoopers Auditores, S.L.

José Alberto Domínguez Soto

Original in Spanish signed by February 25, 2026

3 Banco Santander, S.A. and its subsidiaries

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1.4. Regulatory framework
1.4.1. Prudential framework 2025 and Supervisory Priorities
Credit institutions must comply with a set of minimum capital and liquidity requirements. These minimum requirements are regulated by the European Capital Requirements Regulation (CRR), which is directly applicable within the Spanish legal framework, and by the Capital Requirements Directive (CRD).
On 19 June 2024, the final texts of the update to the banking package were published in the Official Journal of the European Union: Regulation (EU) 2024/1623 (hereinafter, CRR3), which amends the CRR with regard to requirements for credit risk, credit valuation adjustment risk, operational risk, market risk and the floor on risk-weighted assets (known as the output floor), as well as Directive (EU) 2024/1619 (hereinafter, CRD6), which amends the CRD as regards supervisory powers, sanctions, third-country branches, and environmental, social and governance risks.
The update to the banking package aims, on the one hand, to implement the final Basel 3 reforms and, on the other, to strengthen the harmonisation of banking supervision within the European Union (EU).
CRR3, applicable since 1 January 2025, introduces greater risk sensitivity into standardised approaches, reduce the variability of risk-weighted assets among banks using internal models to calculate capital requirements, and enhance comparability across banks. The main changes introduced are outlined below:
▪Output floor: A floor on risk-weighted assets is introduced, set at 72.5% of total risk exposure calculated using standardized approaches. Its objective is to limit variability and excessive reductions in capital consumption in institutions that apply internal models. The regulation provides for transitional arrangements to allow institutions sufficient time to adapt.

▪Standardised Credit Risk approach: CRR3 introduces greater risk sensitivity through the creation of specific exposure classes and increased granularity in the range of applicable risk weights (RWs), such as the new treatment of exposures secured by immovable properties. In addition, the minimum credit conversion factor (CCF) has increased from 0% to 10%, with the introduction of a new bucket (40%), increasing the total number of buckets from four to five; a transitional regime is provided for its application.
▪IRB credit risk approach: the scaling factor is removed from the risk weight (RW) calculation formula, and institutions are allowed to apply this approach to certain exposure classes without being required to implement the IRB approach across all portfolios. In addition, the use of the Foundation IRB (F-IRB) approach is made mandatory for 'low default' exposure categories (institutions and corporates with turnover exceeding EUR 500 million), and new floors are introduced for the PD and LGD parameters in order to limit their variability.

▪Credit risk mitigation: greater clarity is introduced regarding the recognition of unfunded guarantees where exposures to the guarantor and to the obligor are treated under different credit risk approaches (Standardised Approach, F-IRB, A-IRB or slotting).

▪Operational risk: the capital requirements calculation methods in force until 31 December 2024 are replaced by a single standardised approach based on the business indicator. The new method (SMA) consists of the Business Indicator Component (BIC), which multiplies the Business Indicator (BI) by a beta factor (between 12% and 18%) depending on the size of the institution’s BI. The BI comprises three components: the Interest, Leases and Dividend Component (ILDC), the Services Component (SC) and the Financial Component (FC). The loss component (ILM), envisaged under the Basel framework, has ultimately not been included in the new regulation, as the European regulator has exercised the discretion permitted under the Basel framework. In addition, CRR3 includes: (i) the possibility of calculating a separated ILDC for a specific subsidiary, subject to supervisory approval, and (ii) a transitional period during which institutions may continue to apply the current Alternative Standardised Approach (ASA) until separated ILDC permission is granted by the ECB.
Under CRD6, the ambition to achieve more robust supervision and to safeguard financial stability is reflected in a set of rules affecting fit-and-proper requirements, an extended scope resulting from the revision of certain definitions, and new provisions regarding the establishment of third-country branches in the EU, with the aim of achieving greater regulatory harmonisation and improved supervision of this type of entity.
Although most CRR3 provisions apply since 1 January 2025, for certain provisions the regulator has established a gradual implementation (phase-in) period until 2030 in order to give the industry sufficient time to build up the capital required to meet the requirements on a fully loaded basis.
Regarding Market Risk, the European Commission and the European Parliament have approved an additional 12-month delay to the entry into force of the new market risk capital framework, or FRTB, until 1 January 2027. Beyond this date, the CRR3 does not allow for any further delay, as postponements are limited to two years. This delay also covers other provisions, such as the separation between the trading book and the banking book, the internal risk transfer regime, etc.
The CRR3/CRD6 package contains 140 mandates for the EBA to develop Level 2 or Level 3 legislation (regulatory technical standards, implementing technical standards and guidelines—RTS, ITS and GL, for their acronyms) and to issue opinions and reports to further specify certain aspects of the regulation. In this context, the EBA published its roadmap (EBA Roadmap) at the end of 2023, structuring the implementation of the banking package around four sequential phases, under which the authority will address the various mandates in an orderly manner based on their latest legal application dates (up to four years after the entry into force of CRR3 and CRD6). In addition, at the end of 2024, the EBA published its 2025 work programme, setting out the guidelines for addressing these mandates during the year. This has resulted in the publication of various consultations throughout the year on RTS, ITS and Guidelines, such as, for example:
–Regulatory Technical Standards (RTS) on off-balance-sheet exposures and unconditionally cancellable commitments
–Regulatory Technical Standards (RTS) on material changes to IRB models and model extensions

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–Revision of the Guidelines on the revised definition of default
–Regulatory Technical Standards (RTS) and Implementing Technical Standards (ITS) on operational risk
In its 2025 Work Programme, the EBA undertook, among other initiatives, the revision of the SREP Guidelines, the consultation for which was published on 24 October, with the aim of updating them based on three pillars: legislative changes (CRR3 and CRD6, IRRBB/CSRBB, DORA, etc.), lessons learned, and structural changes intended to improve the usability of the Guidelines. The consultation period was set to run until early February 2026, and following the conclusion of the consultation process, the Guidelines are expected to enter into force on 1 January 2027.
On 28 July 2025, the ECB published a revised version of its Guide to Internal Models, with the objective of reflecting the regulatory changes introduced by CRR3 in relation to internal models for credit, counterparty credit and market risk; clarifying supervisory expectations for internal models that make use of machine learning; and enhancing transparency and supervisory harmonisation. This revision builds on the experience accumulated by the ECB since the first publication of the Guide in 2019.
On 25 July 2025, the ECB also published the final Guide on Options and Discretions, following a consultation process launched in November 2024. The Guide introduces clarifications and adjustments to the treatment of market risk and operational risk, as well as to the conditions under which minority interests may be included in group capital, among other aspects.
Regarding resolution regulation, institutions are required to maintain an adequate funding structure to ensure that, in the event of financial distress, they hold sufficient liabilities to absorb losses and either restore viability or be resolved while safeguarding depositor protection and financial stability. To this end, global systemically important institutions are subject to minimum loss-absorbing capacity requirements, namely Total Loss-Absorbing Capacity (TLAC) and the Minimum Requirement for own funds and Eligible Liabilities (MREL), as regulated under CRR3 and the Bank Recovery and Resolution Directive (BRRD).
On 25 October 2022, a regulation on the prudential treatment of global systemically important institutions was published, amending both the CRR and the BRRD with respect to the prudential treatment of G-SIBs with a multiple point of entry (MPE) resolution strategy, as well as the methods for the indirect subscription of eligible instruments (daisy chains) for the purpose of meeting MREL requirements. This regulation, known as the Resolution 'Quick Fix', pursues two main objectives:
•The inclusion in the BRRD and CRR3 of references to third-country subsidiaries allowing for adjustments to the deduction for holdings of TLAC instruments issued by such subsidiaries, based on excess TLAC/MREL at subsidiary level, as well as adjustments in cases where the aggregate own funds and eligible liabilities requirements of a G-SIB under an MPE strategy exceed the theoretical requirements of the same group under a single point of entry (SPE) strategy. This adjustment is therefore based on a comparison between the two possible resolution strategies.

•The introduction of a deduction regime for holdings of MREL instruments through entities within the same resolution group other than the resolution entity. The Regulation establishes a deduction at the level of the intermediate entity within the daisy chain that repurchases the instruments. As a result, the intermediate entity is required to issue an equivalent amount, thereby transferring internal MREL needs to the resolution entity, which will cover them with external MREL.

In this context, in 2025 the EBA published the Final Report on the draft Implementing Technical Standards (ITS) on resolution planning, aimed at further harmonising reporting requirements.
Regarding Deposit Guarantee Schemes (DGS), these are regulated under the Deposit Guarantee Schemes Directive (DGSD), which has not undergone substantial amendments since its publication in 2014. The Directive aims to harmonise DGS across Member States to ensure stability and consistency across countries. It establishes an appropriate framework to improve depositor access to DGS through a clear scope of coverage, short repayment periods, enhanced information, and robust funding requirements. The Directive has been transposed into Spanish law through Royal Decree 2606/1996, as amended by Royal Decree 1041/2021.
To ensure the protection of depositors, DGS collect financial resources through contributions from their members, which must be paid at least annually. These annual contributions are determined based on the number of covered deposits and the risk profile of the institutions affiliated with the DGS. The methodology for calculating contributions is set out in the EBA Guidelines (EBA/GL/2023/02). As the target level of 0.8% of covered deposits was reached with contributions collected up to 2023, the Spanish DGS did not require institutions to make contributions to the deposit guarantee compartment in 2025 (a contribution to the investor compensation compartment will be made in February 2026 based on data as of December 2025).
In April 2023, the European Commission presented its proposal for a revision of the Crisis Management and Deposit Insurance (CMDI) framework, with the objective of strengthening the stability of the European banking system. The proposal aimed to improve the management of distressed institutions through enhanced early intervention tools and more effective resolution mechanisms. It also sought to ensure better depositor protection and a more efficient use of deposit guarantee funds, while strengthening cooperation among authorities and improving the transparency of the framework. These measures entail amendments to several key pieces of EU banking legislation. In June 2025, the Council and the European Parliament reached a political agreement, which still needs to be finalized at a technical level as a prerequisite for its final formal approval.
1.4.2. Supervision
In November 2025, the ECB published its supervisory priorities, structured around two main pillars:
(i) Strengthening banks’ resilience to geopolitical risks and macro-financial uncertainties, with a focus on credit quality, lending standards, the proper implementation of CRR3, and the effective management of climate-related and environmental risks.
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(ii) Enhancing operational resilience and IT capabilities, including cyber resilience, outsourcing arrangements (particularly cloud services), risk data aggregation and reporting, and the governance of digitalisation. These priorities will guide the Supervisory Review and Evaluation Process (SREP) and may translate into reinforced supervisory expectations and potentially significant Pillar 2 measures with high prudential relevance.
In addition, on 11 December 2025, the ECB published—and the Governing Council subsequently endorsed—the 17 recommendations of the High-Level Task Force aimed at simplifying the regulatory, supervisory and reporting framework at the European level while preserving the resilience of the banking system. This exercise is situated within the broader competitiveness debate currently taking place in Europe, with the objective of ensuring that the regulatory and supervisory framework supports bank financing while preserving financial stability.
Furthermore, the ECB is working jointly with National Competent Authorities (NCAs) on a comprehensive reform agenda to streamline and simplify European banking supervision, reallocating resources without compromising banks’ resilience. The four specific reform initiatives are:
•SREP reform to enhance effectiveness and efficiency, including six key measures: (i) more focused risk assessments; (ii) better integration of supervisory activities; (iii) full use of the supervisory toolkit; (iv) improved communication; (v) more stable methodologies; and (vi) enhanced use of technological and analytics systems.

•'Next-level supervision' project: a set of reforms aimed at improving the efficiency and effectiveness of supervisory activities while maintaining a risk-based approach. This project focuses on six main areas: (i) speeding up decision-making within the ECB; (ii) faster approvals of internal models; (iii) streamlining stress testing; (iv) fast-tracking straightforward capital-related decisions; (v) streamlining regulatory reporting; and (vi) more targeted on-site inspections. In addition, the ECB is working to ensure that supervision is proportionate to banks’ size, systemic relevance and risk profiles.

•Supervisory culture within the SSM (Single Supervisory Mechanism): this initiative is structured around three strategic pillars defining the SSM culture—risk-based, integrated, efficient and effective supervision.

•Assessing supervisory effectiveness: the ECB is developing methodologies to evaluate the effectiveness of supervision, with the aim of promoting a more outcome-oriented supervision and strengthen accountability. By analysing the results of supervisory exercises and addressing identified weaknesses, a continuous feedback loop is created between supervisory objectives, supervisory strategies and outcomes.

1.4.3. Sustainability

In 2025, the development of sustainable finance continues to be a central pillar of public and regulatory debate, particularly in connection with Fit for 55, the EU’s objective to meet its 2030 climate target on the path towards climate neutrality. Since the publication of the European Commission’s Action Plan, which supports the EU’s climate, environmental and Sustainable Development Goals, the regulatory framework has continued to evolve through new legislative developments, technical adjustments and a range of initiatives aimed at improving its practical applicability.
In parallel, the application of Commission Delegated Regulations (EU) 2023/2486 and 2023/2485, has become fully established during the year. These regulations complete the technical screening criteria of the EU Taxonomy for the six environmental objectives and expand the range of economic activities considered sustainable. Throughout 2025, the European Commission has adopted several simplification measures designed to reduce administrative burden and facilitate the practical application of the Taxonomy. These include amendments to the Taxonomy Disclosure Delegated Act to simplify the KPIs required from non-financial undertakings; clarification of DNSH (Do No Significant Harm) requirements and the documentation needed to demonstrate compliance; the removal or adjustment of certain overly complex or low-materiality technical criteria; and the harmonisation of definitions and methodologies across the climate and environmental delegated acts.
From a prudential perspective, the implementation of the CRR3/CRD6 package has progressed, introducing specific requirements to integrate environmental, social and governance (ESG) risks into the prudential framework. With the aim of assessing whether a specific prudential treatment is warranted, the CRR establishes three mandates: to assess the availability of ESG risk data; to evaluate the effective risk profile of exposures affected by environmental or social factors; and to analyse the potential effects on financial stability of differentiated prudential treatment, with a view to possible legislative proposals by 31 December 2026.
In addition, the CRR3/CRD6 package introduces disclosure requirements on ESG risks, reporting of ESG risk exposures to competent authorities, and an obligation for institutions to develop specific plans for managing financial risks arising from ESG factors, including those related to transition trends.
In this context, the EBA published in January 2025 the Guidelines on the Management of ESG Risks, fulfilling the CRD6 mandate to structurally integrate ESG risks into the European prudential framework. These Guidelines set out minimum standards and reference methodologies for the identification, measurement, management and monitoring of ESG risks, as well as their proper integration into internal governance processes, risk appetite frameworks and strategic planning. The Guidelines also specify minimum requirements for the development of transition plans, which must include metrics, quantifiable targets and time-bound milestones aligned with institutions’ sustainability strategies and prudential requirements. Their application will be mandatory from 11 January 2026, consolidating a prudential framework that strengthens the systematic consideration of ESG risks in supervisory and risk management processes.
At the international level, the Basel Committee on Banking Supervision (BCBS) has continued to advance work on ESG-related standards. In June 2025, the Committee published a voluntary framework for the disclosure of climate-related financial risks, aimed at guiding internationally active banks in the provision of qualitative and quantitative information on their exposures to physical and transition risks. The framework acknowledges the still nascent state of climate data availability, consistency and quality, and therefore adopts a flexible approach that allows for the use of different metrics and methodologies. While its adoption will depend on jurisdictional decisions, the Committee considers this

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framework an important step towards enhancing transparency and international comparability of climate risk disclosures and intends to monitor its implementation with a view to potential future revisions.
In parallel, over the course 2025, EU institutions have continued to develop regulatory initiatives in the field of sustainable finance, notably including:
▪Adjustments to the CSRD (Corporate Sustainability Reporting Directive) and the Corporate Sustainability Due Diligence Directive (CSDDD): on February 2025, the European Commission launched a reform package known as the Omnibus Package, putting forward significant proposals to reduce the administrative burden associated with the CSRD and the CSDDD, including delayed application, higher reporting thresholds and a narrower scope. This reform, aimed at simplification and competitiveness, was concluded in December 2025.

▪Reform of the SFDR (Sustainable Finance Disclosure Regulation): towards the end of 2025, the European Commission published a proposal aimed at simplifying the sustainable finance disclosure framework and reducing the risk of greenwashing. The amendment removes the current classification based on Articles 8 and 9 and introduces new product categories (sustainable, transition and ESG-strategy products). The proposal is currently under review by the European Parliament and the Council, and final adoption is not expected before the end of 2026.

▪Implementation of the European Green Bond Regulation (EuGB – Regulation (EU) 2023/2631): applicable since 21 December 2024, the full operationalisation of the standard progressed throughout 2025 with the adoption of delegated acts and technical standards governing the authorisation and supervision of external reviewers by ESMA, as well as mandatory disclosure templates on use of proceeds, allocation and impact. These developments have enabled the practical implementation of EuGB-compliant issuance, consolidating a robust and harmonised framework for green bonds in the European Union.

▪Revision of the Energy Performance of Buildings Directive (EPBD): during 2025, the revision of the EPBD progressed with a view to accelerating the transition of the European building stock and harmonising energy performance certificates. Transposition into national law is expected by May 2026.
Overall, the EU sustainable finance regulatory framework heading into 2026 is moving towards greater clarity and proportionality, seeking to strike a balance between the ambition of sustainability objectives and a more pragmatic implementation of reporting and risk management requirements.
1.4.4. Digital
The objective of consolidating a regulatory framework governing the digital ecosystem in the European Union continued to advance throughout 2025. Regulatory momentum has remained strong and has been articulated through a set of initiatives that, on the one hand, aim to foster an environment conducive to innovation and competitiveness and, on the other, to strengthen security, operational resilience and user protection. The main regulatory developments in areas such as artificial intelligence, crypto-assets and digital resilience are outlined below.
Crypto-assets
EU regulation on crypto-assets has progressed significantly with the entry into application of the Markets in Crypto-Assets Regulation (MiCA), which establishes a common and harmonised framework for the issuance, custody and provision of services related to crypto-assets in the European Union. Since December 2024, MiCA has been fully applicable across the EU, although its practical implementation remains subject to the finalisation of certain Level 2 and Level 3 measures that are still pending adoption.
Given the global growth of crypto-asset-related activities, the EU is moving forward with the integration of Basel standards on crypto-assets through the mandate set out in CRR3, which will enable the establishment of a harmonised prudential treatment once the legislative process is completed. In fulfilment of the CRR3 mandate, the EBA has finalised and published the draft Regulatory Technical Standards (RTS) applicable to the calculation of own funds requirements for crypto-asset exposures.
Central Bank Digital Currencies (CBDCs)
During 2025, the preparatory phase of the digital euro, launched by the Eurosystem, continued with the aim of defining a robust operational and technological model ahead of any potential issuance decision. In this phase, the Eurosystem is advancing the development of the technical capabilities required for a future digital euro, including the design of prototypes, technological architecture and functional testing, while maintaining flexibility and alignment with the ongoing European legislative process. At the end of the year, the ECB announced that it was moving to the next phase, which includes additional technological developments and the launch of a pilot, among other elements.
The legislative proposal submitted by the European Commission in 2023 remains under discussion and, assuming adoption by the European co-legislators during 2026, the Eurosystem estimates that it could be ready for a first potential issuance in 2029. Any formal decision by the ECB’s Governing Council on whether and when to issue a digital euro will only be taken once the legislative act has been adopted.
Artificial Intelligence
The EU Artificial Intelligence Act (AI Act) was adopted in 2024 and will apply from 2 August 2026, following a phased implementation timeline that includes early application of certain obligations. During 2025, the following milestones entered into force: the prohibition of AI systems posing unacceptable risk (February 2025); a voluntary code of good practice (May 2025); governance requirements and provisions applicable to general-purpose AI (August 2025); and compliance obligations for high-risk AI systems (August 2026).
In parallel, during 2025 the European Commission published a Digital Omnibus Package, which includes a set of legislative amendments aimed at simplifying the digital regulatory framework, including measures potentially affecting AI, such as a possible postponement of obligations associated with high-risk AI applications.
DORA
The Digital Operational Resilience Act (DORA) has been applicable since 17 January 2025 and establishes a
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harmonised framework for ICT risk management for financial entities in the European Union, including common requirements on cybersecurity and operational resilience.
During 2025, the technical standards on the reporting of major ICT-related incidents, together with the corresponding notification templates and forms, were published. In addition, between June and July 2025, technical standards relating to the outsourcing of critical or important ICT services and the criteria for Threat-Led Penetration Testing (TLPT) were also issued.
In 2025, the European Commission published the first list of Critical Third-Party Providers (CTPPs), triggering the direct supervisory regime established under DORA. Financial institutions are required to adapt their third-party risk management frameworks to reflect the new supervisory oversight of CTPPs by the European Supervisory Authorities (ESAs), ensuring that internal information and controls adequately support the management of this risk. This designation further increases the need to assess operational concentration and structural dependencies on critical technology services, given their impact on the operational risk profile.
Payments
Throughout 2025, progress continued on the regulatory framework aimed at strengthening payment services. In this context, as of 9 January 2025, institutions were required to be capable of receiving instant credit transfers. Subsequently, on 9 October 2025, the rollout of the Instant Payments Regulation was completed with the obligation for institutions to send instant credit transfers across EU entities.
Data
The Financial Data Access Regulation (FiDA) seeks to establish a common framework for access to and use of financial data in the European Union, setting out rules for the secure sharing of information between financial institutions and authorised third-party providers. During 2025, the proposal continued its legislative process in the European Parliament and the Council, consolidating its position as a key initiative for the future data economy in the European financial sector.
In parallel, the Data Act establishes an EU-wide framework to facilitate access to, use and sharing of data to promote innovation and foster a more competitive data market. The Regulation strengthens users’ control over data generated by connected products and services and has been applicable since 12 September 2025. However, the Data Act may be affected by the Digital Omnibus Package, currently at proposal stage, which introduces adjustments aimed at harmonising data treatment across EU legislation. Its final impact will depend on the text ultimately adopted following the legislative negotiations.
Digital identity
During 2025, the EU made significant progress in the implementation of the European Digital Identity Framework with the adoption of six Implementing Regulations detailing the technical requirements for the application of eIDAS 2.0 (Regulation (EU) 2024/1183). These implementing acts regulate key aspects such as qualified electronic time stamps, validation of electronic signatures and seals, interoperability of electronic registered delivery services, certification of advanced electronic signatures, and the long-term preservation of electronic signatures and seals.
Member States are required to deploy the European Digital Identity Wallet (EUDI Wallet) within 24 months of the adoption of the implementing acts. This package of measures strengthens the security, interoperability and standardisation of digital services across the EU, with direct implications for banking processes such as onboarding, digital contracting and electronic identity management.

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1.4.5. AML/FT
On 19 June 2024, the new Anti-Money Laundering and Counter-Terrorist Financing (AML/CTF) legislative package was published in the Official Journal of the European Union, with the aim of strengthening and harmonising the existing European framework. The reform sought to improve the detection of suspicious transactions and to close identified regulatory gaps. Among its key innovations, the scope of application was extended to new obliged entities, including the crypto-asset sector, luxury goods traders and the football sector. In addition, more stringent customer due diligence requirements were introduced, along with enhanced rules on beneficial ownership and a EUR 10,000 limit on cash payments.
The package also included the creation of a new European Anti-Money Laundering and Countering the Financing of Terrorism Authority (AMLA), with supervisory powers at EU level; a directly applicable Regulation aimed at harmonising AML/CFT obligations across the EU; and a new Directive designed to strengthen cooperation, national supervision and the role of Financial Intelligence Units (FIUs).
Other key communications published during 2025 in relation to the AML legislative package include the following:
▪On 28 July 2025, the EBA issued its fifth Opinion on AML/CFT risks affecting the European financial sector (EBA/Op/2025/10). The Opinion highlights a complex AML/CFT risk landscape driven by rapid technological innovation (FinTech, RegTech and Artificial Intelligence), regulatory reform and evolving criminal behaviours. The EBA notes that innovation and growth in the financial sector may be outpacing institutions’ capacity to manage AML/CFT risks, with credit institutions, payment institutions and electronic money institutions being particularly vulnerable. In this context, the uncritical application of RegTech AML/CFT solutions and the indirect risks arising from the increasing interconnectedness between traditional financial service providers and innovative financial service providers—such as crypto-asset service providers—are identified as areas of particular concern.
At the same time, the Opinion points to positive trends, including a reduction in tax-related risks as well as in unjustified de-risking. Residual risk levels have improved because of stronger supervision and more effective controls.
▪On 3 July 2025, a Memorandum of Understanding (MoU) was signed between the European Central Bank (ECB) and AMLA, establishing a framework for cooperation and information exchange between the two institutions. The objective is to enhance supervisory effectiveness, maximise efficiency and avoid duplication of efforts. Both institutions will seek to ensure consistency in their regulatory approaches and supervisory standards and will cooperate closely, where appropriate, in the adoption of supervisory measures related to internal controls and governance or in the application of sanctions. This may include, where necessary due to serious breaches of AML/CFT rules, restricting or limiting an institution’s activities or withdrawing authorisations. The ECB and AMLA will also hold regular discussions on matters of common interest, and representatives of both institutions will be invited to attend meetings of each other’s Boards as observers where relevant. This Memorandum forms part of the European
AML/CFT package and fulfils the cooperation requirements set out in Article 92(3) of the AMLA Regulation.

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1.5. Scope of consolidation
This section covers the qualitative requirements LIA - Explanations of differences between accounting and regulatory exposure amounts and LIB - Other qualitative information on the scope of application.
1.5.1. Acquisitions and disposals
The following information is a summary of the main acquisitions and disposals of ownership interests in the share capital of other entities and other significant corporate transactions performed in the last four years or pending to be completed:
•Tender offer for shares of Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México.
•Agreement for the acquisition of a significant stake in Ebury Partners Limited.
•Purchase by SHUSA for shares of Santander Consumer USA.
•Acquisition of Amherst Pierpont Securities LLC, a U.S. fixed-income broker dealer
•Agreement for the sale of the stake in Caceis (2024)
•Accelerated placement of ordinary shares of Santander Bank Polska (2024)
•Agreement to acquire TSB Banking Group plc (2025).
•Agreement to sell 49% of Santander Bank Polska S.A. and accelerated bookbuild of Santander Bank Polska S.A. ordinary shares (2025).
For more information on the main acquisitions and disposals of holdings in other companies and other major corporate transactions by Santander last year, refer to the 'Auditor´s report' section of the 2025 annual report.

Access 2025 annual report available on the Santander Group website
1.5.2. Events subsequent to the close of the fiscal year
On 9 January 2026, after obtaining the necessary regulatory approvals and fulfilling the conditions for closing, the Group completed the sale of 49% of the share capital of Santander Bank Polska S.A. and 50% of the share capital of Santander Towarzystwo Funduszy Inwestycyjnych S.A. (TFI, the asset management business in Poland) to Erste Group Bank AG for a total cash amount of approximately EUR 7,000 million. The transaction generated a net capital gain of approximately EUR 1,900 million, which will be recognized in the consolidated income statement for the 2026 financial year. Santander holds the 9.7% of Santander Polska's share capital.
The transaction resulted in the loss of effective control over the entity, and therefore, effective as of 9 January 2026, Santander Bank Polska S.A. will cease to be consolidated using the global integration method in the Group's consolidated financial statements from that date forward.
Additionally, on 3 February 2026, Banco Santander, S.A. ('Santander') announced that it had reached an agreement to acquire Webster Financial Corporation ('Webster'), the parent company of Webster Bank, N.A., for approximately USD
12,200 million (around EUR 10,300 million). Webster shareholders will receive USD 48.75 in cash and 2.0548 Santander shares for each Webster share, resulting in a total consideration of USD 75 per Webster share. Completion of the transaction is expected to take place in the second half of 2026 subject to the customary conditions for this type of operations, including obtaining the relevant regulatory approvals and the approvals of both Webster's and Santander's shareholders.
1.5.3. Differences between the consolidation methods
Santander entities are consolidated using a different method for accounting consolidation.
For the purposes of calculating the capital adequacy ratio based on the nature of their business activities, the Group companies included in the prudential scope of consolidation are consolidated using the full consolidation method, with the exception of jointly controlled entities, which use proportionate consolidation. All companies that cannot be consolidated based on their business activities are accounted for using the equity method and are treated as equity exposures.
The basis of the information used for accounting purposes differs from that used for calculating regulatory capital requirements. Risk exposure measurements may differ depending on the purpose of the calculation, such as financial reporting, regulatory capital reporting and management information. The exposure data included in the quantitative disclosures in this document is used for calculating regulatory capital or leverage ratio.
The companies using a different consolidation method, depending on the regulations applied (table LI3), are listed in Appendix VI of this document.

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The following table shows the relationship between the categories in the financial statements and the risk categories in accordance with prudential requirements.

	Table 2.LI1 - Differences between accounting and regulatory scopes of consolidation and mapping of financial statement categories with regulatory risk categories

	EUR million
							2025
		a	b	c	d	e	f	g
		Carrying values as reported in published financial statements	Carrying values under scope of regulatory consolidation	Carrying values of items:
				Subject to credit risk framework	Subject to the CCR framework	Subject to securitisation framework	Subject to market risk framework	Not subject to capital requirements or subject to deduction from capital
	Assets
1	Cash and cash balances at central banks	152,281	152,378	152,378	—	—	—	—
2	Financial assets held for trading	252,318	252,279	—	129,444	—	122,835	—
3	Non-trading financial assets mandatorily measured at fair value through profit or loss	7,761	5,401	1,877	—	15	3,509	—
4	Financial assets not held for trading valued mandatorily at fair value through profit or loss	8,046	5,276	—	—		5,276	—
5	Financial assets designated at fair value through profit or loss	74,612	59,701	54,980	—	2,442	—	2,280
6	Financial assets at amortised cost	1,202,689	1,207,089	1,123,008	69,669	14,384	—	28
7	Derivatives - Hedge accounting	3,931	4,030	—	4,030	—	—	—
8	Fair value changes of the hedged items in portfolio hedge of interest rate risk	50	50	—	—	—	—	50
9	Investments in subsidiaries, joint ventures and associates	7,052	6,976	—	—	—	—	6,976
10	Reinsurance assets	223	—	—	—	—	—	—
11	Tangible assets	27,438	24,315	24,315	—	—	—	—
12	Intangible assets	17,308	17,339	3,338	—	—	—	10,663
13	Tax assets	30,076	29,834	27,469	—	—	—	2,364
14	Other assets	8,719	9,039	8,255	—	—	—	784
15	Non-current assets and disposal groups classified as held for sale	75,011	75,086	75,086	—	—	—	—
16	Total assets	1,867,515	1,848,793	1,470,707	203,143	16,840	131,620	23,145
	Liabilities	—	—	—	—	—	—	—
1	Financial liabilities held for trading	(171,546)	(171,423)	—	(127,408)	—	(44,015)	—
2	Financial liabilities designated at fair value through profit or loss	(42,148)	(41,453)	—	—		(41,453)	—
3	Financial liabilities measured at amortised cost	(1,421,184)	(1,422,420)	—	(95,064)		—	(1,327,355)
4	Derivatives - Hedge accounting	(4,248)	(4,250)	—	(4,250)	—	—	—
5	Fair value changes of the hedged items in portfolio hedge of interest rate risk	(49)	(49)	—	—	—	—	(49)
6	Liabilities under insurance contracts	(18,737)	—	—	—	—	—	—
7	Provisions	(8,355)	(8,379)	(713)	—	—	—	(7,666)
8	Tax liabilities	(9,568)	(9,270)	—	—	—	—	(9,270)
9	Other liabilities	(15,937)	(15,843)	—	—	—	—	(15,843)
10	Liabilities included in disposal groups classified as held for sale	(62,995)	(62,995)	—	—	—	—	(62,995)
	Total liabilities	(1,754,767)	(1,736,082)	(713)	(226,722)	—	(85,468)	(1,423,178)
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The difference in total assets between the public and the reserved scopes is not material (-EUR 18,724 Bn) and corresponds to the exclusion of non financial institutions (-EUR 30,200 Bn) and the inclusion of jointly controlled (+EUR 14,364 Bn) and intra/group entities (-EUR 2,888 Bn).
In addition, the sum of the carrying amounts of certain items is greater than the carrying amounts under the scope of prudential consolidation, as the financial assets held for trading and the financial assets at fair value through profit or loss are subject to the capital requirements of more than one risk category under the regulatory scope.
The main differences between the carrying amounts in the financial statements and the exposures for prudential purposes are shown below:

Table 3.LI2 - Main sources of differences between regulatory exposure amounts and carrying values in financial statements
EUR million
						2025
		a	b	c	d	e
		Total	Items subject to:
			Credit risk framework	Securitisation framework	CCR framework	Market risk framework
1	Asset carrying value amount under scope of regulatory consolidation (as per template EU LI1)	1,822,311	1,470,707	16,840	203,143	131,620
2	Liabilities carrying value amount under regulatory scope of consolidation (as per template EU LI1)	(312,904)	(713)	—	(226,722)	(85,468)
3	Total net amount under regulatory scope of consolidation	1,509,407	1,469,993	16,840	(23,579)	46,152
4	Off-balance sheet amounts	395,214	395,214	—		—
	Regulatory Add-on	80,970	—	—	80,970	—
5	Differences in valuations	—	—	—		—
6	Differences due to different netting rules, other than those already included in row 2	24,478	—	—	70,630	(46,152)
	Non-eligibility of the balances corresponding to accounting hedges (derivatives)	(4,030)	—	—	(4,030)	—
10	Securitisations with risk transfer	(18,874)	(2,033)	(16,840)	—	—
11	Other	(1,486)	(108,860)	107,374	—	—
7	Differences due to consideration of provisions	(16,567)	(16,565)	(3)	—	—
8	Differences due to CRMs	(100,614)	(21,284)	(38)	(79,292)	—
9	Differences due to CCFs	(192,347)	(192,347)	—	—	—
12	Exposure amounts considered for regulatory purposes (EAD)	1,676,150	1,524,118	107,333	44,699	—
This table shows a breakdown of the differences between the amounts of exposures for prudential purposes and the carrying amounts according to various parameters.
As shown in the table, the main cause for the deviation is the amount from the off-balance sheet items (+EUR 395.214 billion) and the application of CCFs (-EUR 192.347 billion).
Further the regulatory add-on (+EUR 80.970 billion) and the differences resulting from the various offsetting rules (+EUR 24.478 billion) are also applied.
The reconciliation of the public and non-public balance sheets (table CC2) is shown in table 4.

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A transparency exercise is carried out below to show the reconciliation process between the accounting balances reported in the public balance sheet and the accounting balances on which this report is prepared (regulatory perimeter), highlighting the main differences between the two perimeters:

	Table 4.CC2 - Reconciliation of regulatory own funds to balance sheet in the audited financial statements

	EUR million

	(A) ASSETS	(B) Balance under accounting consolidation	(C) Balance under regulatory consolidation	(D) Reference to transitional disclosure template (Table 2)
		a	b	c
1	Cash and cash balances at central banks (010)	152,281	152,378
2	Financial assets held for trading (050)	252,318	252,279
3	Non-trading financial assets mandatorily measured at fair value through profit or loss (096)	7,761	5,401
4	Financial assets designated at fair value through profit or loss (100)	8,046	5,276
5	Financial assets at fair value through other comprehensive income (141)	74,612	59,701
6	Held-to-maturity investments (181)	1,202,689	1,207,089
7	Derivatives - Hedge accounting (240)	3,931	4,030
8	Fair value changes of the hedged items in portfolio hedge of interest rate risk (250)	50	50
9	Investments in subsidiaries, joint ventures and associates (260)	7,052	6,976
10	Reinsurance assets (265)	223	—
11	Tangible assets (270)	27,438	24,315
12	Intangible assets (300)	17,308	17,339
13	Tax assets (330)	30,076	29,834
14	Deferred tax assets (350)	18,944	18,747
15	Other assets (360)	8,719	9,039
16	Non-current assets and disposal groups classified as held for sale (370)	75,011	75,086

17	TOTAL ASSETS (380)	1,867,515	1,848,793

	(A) LIABILITIES	(B) Balance under accounting consolidation	(C) Balance under regulatory consolidation	(D) Reference to transitional disclosure template (Table 2)
1	Financial liabilities held for trading (010)	171,546	171,423
2	Financial liabilities designated at fair value through profit or loss (070)	42,148	41,453
3	Financial liabilities measured at amortised cost (110)	1,421,184	1,422,420
4	Subordinated liabilities (149)	29,287	29,355
5	Derivatives - Hedge accounting (150)	4,248	4,250
6	Fair value changes of the hedged items in portfolio hedge of interest rate risk (160)	49	49
7	Liabilities under insurance contracts (165)	18,737	—
8	Provisions (170)	8,355	8,379
9	Tax liabilities (240)	9,568	9,270
10	Deferred tax liabilities (260)	5,904	5,633
11	Share capital repayable on demand (270)	—	—
12	Other liabilities (280)	15,937	15,843
13	Liabilities included in disposal groups classified as held for sale (290)	62,995	62,995

14	TOTAL LIABILITIES (300)	1,754,767	1,736,082

	(A) EQUITY	(B) Balance under accounting consolidation	(C) Balance under regulatory consolidation	(D) Reference to transitional disclosure template (Table 2)
1	Capital (010)	7,345	7,345
2	Share premium (040)	36,792	36,792
3	Equity instruments issued other than capital (050)	—	—
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4	Other equity (080)	273	273
5	Retained earnings (190)	91,959	91,605
6	Revaluation reserves (200)	—	—
7	Other reserves (210)	(7,532)	(7,178)
8	(-) Treasury shares (240)	(96)	(96)
9	Profit or loss attributable to Owners of the parent (250)	14,101	14,101
10	(-) Interim dividends (260)	(1,698)	(1,698)
11	Accumulated other comprehensive income (090)	(37,974)	(37,973)
12	Minority interests [Non-controlling interests] (270)	9,578	9,540
13	Of which other global accumulated result (280)	(1,947)	(1,945)

14	TOTAL EQUITY (300)	112,748	112,711

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1.6. Financial conglomerates
The European prudential framework establishes specific requirements for groups combining banking and insurance activities through Directive 2002/87/EC on financial conglomerates (the Financial Conglomerates Directive – FiCoD). This Directive defines when a group is to be considered a financial conglomerate and, where applicable, is subject to supplementary supervision, with the aim of ensuring an integrated view of risks and capital adequacy across the group’s financial sectors.
One of the key elements associated with financial conglomerate status is the so-called Danish Compromise, provided for in Article 49(1) of the CRR in conjunction with the FiCoD. This regime allows credit institutions with significant holdings in insurance undertakings to apply a specific prudential treatment under which such holdings are treated as equity exposures, rather than being deducted from CET1 when they exceed certain significance thresholds. Its application requires: (i) that the group is formally recognised as a financial conglomerate subject to supplementary supervision; and (ii) that supervisory authorisation is obtained following evidence of adequate integration of risk management and internal control systems across the banking and insurance sectors.
In the absence of such authorisation, the general treatment applicable to insurance participations, pursuant to Article 48 of the CRR, combines a 250% risk weight up to a certain significance threshold with CET1 deduction above that threshold. This is the treatment currently applied by Santander Group.
Current situation of Santander Group
In 2006, the Banco de España granted Santander an exemption from supplementary supervision as a financial conglomerate, considering that the Group did not require additional supervision insofar as sufficient and differentiated sectoral supervision was already in place.

However, the context has evolved significantly in recent years. In light of this evolution, and given that Santander’s insurance activity has reached a scale that fully falls within the scope envisaged by the FiCoD, and that the exemption should be reviewed to reflect the current business reality and ensure a consistent application of the European regulatory framework, the ECB has withdrawn Santander’s supplementary supervision waiver with effect from 1 January 2026.
The recognition of Santander as a financial conglomerate subject to supplementary supervision would also allow the Group to initiate the process of applying for the Danish Compromise, thereby aligning the Group’s prudential treatment with that applied by other comparable European institutions.
Banco Santander has not been granted the supervisory authorisation set out in Article 49(1) of the CRR and therefore deducts holdings of own funds instruments in insurance undertakings in which it has a significant investment for the purposes of calculating own funds (unless the exemption provided for in Article 48 of the CRR applies).
Therefore, in financial year 2025 there is no requirement to publish table INS1, on non-deducted holdings in insurance undertakings, nor table INS2, on own funds and the capital ratio as a financial conglomerate.

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Index	Introduction ●	Capital ●	Risks ●	Remuneration ●	Appendices ●

2. CAPITAL
This chapter analyses the relevant aspects of capital management and capital adequacy in Grupo Santander, as well as the main capital figures and solvency ratios, including aspects of Pillar 2. For further details on capital requirements by type of risk, see the specific chapters on each of the risks.

Strong organic capital generation, supporting accretive capital redeployment, consistent with our capital hierarchy

Table 5. Common Equity (CET1)
EUR million			Change
	Dec'25	Dec'24	Absolute	%	Dec'23
Common Equity (CET1)	84,739	79,800	4,940	6.2%	76,741
Tier 1	94,385	90,170	4,214	4.7%	85,742
Eligible capital	111,845	108,589	3,256	3.0%	102,240
Risk weighted assets	629,430	624,503	4,927	0.8%	623,731
CET1 Ratio	13.46%	12.78%	0.7 p.p.		12.30%
Tier 1 Ratio	15.00%	14.44%	0.6 p.p.		13.75%
Total capital ratio	17.77%	17.39%	0.4 p.p.		16.39%

RWA distribution by type of risk	Calculating RWAs credit method (ex. SEC and Others)

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2.1. Introduction

Capital management and capital adequacy in Grupo Santander is carried out in an holistic manner, seeking to guarantee the entity's solvency, comply with regulatory requirements and maximize its profitability.
It is determined by the strategic objectives and risk appetite set by the board of directors. In order to achieve this, the following principles have been defined, which determine the Group's approach to capital management:
•Establish adequate capital planning to cover current necessities and provide the necessary equity to meet the demands of the business plans, regulatory requirements and associated risks in the short and medium term, while maintaining the risk profile approved by the board of directors.
•Ensure adequate capital to cover the needs of Group and its subsidiaries resulting from increased risks due to deteriorating macroeconomic conditions under stress scenarios.
•Optimise capital use through appropriate allocation among businesses, based on the relative return on regulatory and economic capital and taking into account risk appetite, growth and strategic objectives.
Grupo Santander manages capital and its value creation through six main blocks, placing profitability and capital at the forefront of its decisions, with the aim of improving the CET1 ratio and reinvesting freed up capital in profitable growth, shareholder remuneration and strategic investments. These blocks are:
•Capital strategy that defines an ambitious Group-wide target including a capital buffer above the requirements and incorporates a holistic market perspective compared to competitors and the supervisory authority.
•Increasing risk-adjusted returns through better allocation, analysing the performance of portfolios and carrying out both the organic (front-book) and inorganic capital allocation process.
•The detailed tracking and monitoring of performance across all countries is reviewed and evaluated at regular meetings to generate profitability-improvements.
•Portfolio management by identifying, prioritising and executing risk sharing and risk transfer across countries.
•Precise capital calculation identifying opportunities to optimise the numerator (CET1) and denominator (RWA), as well as greater industrialisation and standardisation of the Group's processes. In addition, the Group is working towards the overall optimisation of capital requirements (SREP framework, stress tests, MREL, TLAC).
•Technological infrastructure and systems, capital tools and other optimisers are cross-cutting elements and factors that allow for proper capital management.
As of 1 January 2025, Regulation (EU) 2024/1623 ('CRR3') entered into force, introducing amendments to the determination of own funds and capital requirements, including the initial phase-in of the Output Floor and further adjustments to RWAs, deductions and risk metrics. The Group has opted for the application of the transitional arrangement set out in CRR3, in accordance with the specific transitional articles, with the objective of ensuring an orderly and proportionate implementation.
Consequently, as of 31 December 2025, the CET1 phase-in ratio (applying the CRR3 transitional arrangement) stood at 13.46%. Although the CRR3 fully-loaded criteria are not yet fully defined, our current estimate for the fully-loaded CET1 ratio is comfortably above our >12% target for 2025 year end.

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Index	Introduction ●	Capital ●	Risks ●	Remuneration ●	Appendices ●
2.2. Capital function
Core principles establish the underlying guidelines governing the actions of Santander entities in capital management, monitoring and control processes.
2.2.1. Organisation
The organizational structure was established with the purpose of ensuring compliance with the basic principles relating to capital and ensuring that the relationships between the subsidiaries and the Group headquarters are maintained. Two objectives can be achieved with this function: comply with the subsidiary’s financial autonomy while at the same time retaining coordinated monitoring at Group level.

2.2.2. Capital governance
Santander developed a structure of agile and efficient governing bodies, ensuring that the capital function operates properly when it comes to decision-making and supervision and control. This ensures involvement of all relevant business areas and involvement of senior management as necessary.
Santander's characteristic subsidiary-based structure has a strong capital governance with various committees with not only responsibilities at local level but also responsibility for coordination at Group level. The local committees have to report to the corporate committees in due time and proper form on any relevant aspects of their activity that may affect capital, to ensure proper coordination between the subsidiaries and the Corporate Centre.

Statutory committees

Board of directors	Executive-level committees	Audit Committee
Determine the 'target' level of capital adequacy considered sufficient for the entity to operate satisfactorily.

Promotes efficient capital management by establishing minimum profitability requirements and allocating capital appropriately.

Analyses and approves of the Pillar 3 report, disclosure exemptions and the ICAAP	Assists the board in approving the capital strategy and oversees its implementation and alignment with the risk appetite Challenge and review of the internal capital adequacy assessment process (ICAAP)	Review independently the annual accounts and the other financial and non-financial information.

Reviews and submits the annual Disclosure Policy and Pillar 3 to the board for approval.

Also ratifies the annual Pillar 3 external Audit.

Executive – level committees		Support forums

Executive risk committee	Capital committee	Operating capital forum
Challenge and review of the internal capital adequacy assessment process.	Committee responsible for the proper management, monitoring, control, and supervision of all matters related to the bank's capital

Review capital adequacy and solvency at the consolidated level, as well as monitor capital consumption, return on capital metrics, and capital contribution per unit and business

Assess the qualitative and quantitative aspects of capital requirements, as well as the schedule of actions necessary to ensure the bank's solvency

Analyse the requirements of the Capital Stress Test Supervisor at the consolidated level, prior to internal approval or submission to the relevant supervisory authority

Monitor all aspects related to the implementation of internal models throughout the Group and recommend improvements to capital models and their integration into capital management

Validate the Pillar 3 Disclosure report and approve the quarterly Pillar 3 Disclosure exercises and reports	Forum with powers delegated by the capital committee responsible for the support functions and the review of all aspects related to the capital and solvency of the Group.

It reports to the capital committee.

41 sessions during 2025	17 sessions during 2025	26 sessions during 2025

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2.2.3. Capital targets
In the 3-year strategic plan ended in 2025 the bank is pursued a return on tangible equity (RoTE) of 15-17% while delivering double-digit growth through the cycle in tangible net asset value per share plus dividend per share through the cycle. The group’s key financial and commercial goals include:
•Increasing the shareholder payout policy (the proportion of profit distributed to shareholders) from c.40% to c.50% in 2023-2025 through both cash dividends and share buybacks.

•Achieving a return on tangible equity of 15-17% in 2023-2025 and an efficiency ratio of c.42% by 2025.
•Maintaining a fully-loaded CET1 above 12%.
•Delivering double-digit average growth through the cycle in tangible net asset value (TNAV) per share plus dividend per share through the cycle - a key measure of value creation.
We continue to focus on disciplined capital allocation and shareholder remuneration after achieving our 2025 CET1 target of remaining above 12%-13% and closing the year above 13%.
Continuous improvement of our capital ratios reflects our profitable growth strategy and a culture of active capital management at all levels.
The Capital and Profitability Management team is in charge of our capital analysis, adequacy and management, coordination with subsidiaries on all matters related to capital and monitoring and measuring returns.
Every country and business unit has drawn up individual capital plans that focus on maximizing return on equity.
The Group places significant emphasis on the long-term sustainability of the entity and the efficient use of capital in the incentives for the Group's senior executives. In this regard, certain aspects related to capital management and profitability have been taken into account in the 2025 variable remuneration of senior management members; for example, return on risk-weighted assets (RoRWA), return on tangible equity (RoTE) and relevant capital metrics (capital generation or CET1). For more details, see section 6.4 in the 'Corporate governance' chapter of the 2025 annual report.
2026 Objectives
Santander is in a new era of value creation. Our scale, diversification and the impact of our transformation will enable us to increase profitability again in 2026.
In 2026, our operating range remains between 12-13% and we have set the objective of ending the year between 12.8-13% following the acquisition of Webster. For more details, see note e) Capital management, i) Regulatory and economic capital, in the 'Notes to the consolidated financial statements' chapter of the 2025 annual report.
Action plans
An action plan is developed by Santander for the continuous improvement of infrastructures, processes and methodologies, supporting all aspects related to capital, with the target of further enhancing active capital management, responding more agile to the numerous and increasing regulatory requirements and efficiently carrying out all associated activities.
2025 Pillar 3 Disclosures Report    39

Index	Introduction ●	Capital ●	Risks ●	Remuneration ●	Appendices ●
2.3. Capital management, adequacy and profitability
Capital management and adequacy at Santander aims to guarantee solvency and maximize profitability, while complying with regulatory requirements and internal capital targets.
Capital management is a key strategic tool for decision-making at both the subsidiary and corporate levels.
We have a common framework that covers capital management actions, criteria, policies, functions, metrics and processes. We have a team in charge of our capital analysis, adequacy and management that coordinates with subsidiaries on all matters related to capital and monitors and measures shareholder returns.
Our most notable capital management activities are:
•Establishing capital adequacy and capital contribution targets that align with minimum regulatory requirements, internal policies and the budget, to guarantee robust capital levels consistent with our risk profile and efficient use of capital.
•Drawing up a capital plan to meet our strategic plan objectives.
•Monitoring the capital ratio in both regulatory and economic terms and the efficient capital allocation to country units and global businesses. Assessing capital adequacy to ensure the capital plan is consistent with our risk profile and risk appetite framework in baseline and stress scenarios.
•Integrating capital metrics into businesses' management ensuring alignment with the Group’s objectives. Continuously monitoring stock and new business profitability as well as new business pricing at the country unit, global business, segment and customer levels. Tracking businesses, portfolios and customers with profitability below the minimum target.
•Coordinating and promoting the bank’s asset mobilization plan (e.g. securitisations, guarantees, sales).
•Preparing internal capital reports, and reports for the supervisory authorities and the market (ICAAP, Pillar 3 reports and stress tests).
•Planning and managing other loss-absorbing instruments other than regulatory capital instruments (MREL and TLAC).

Santander´s capital function target

Capital allocation	Maximize profitability in the economic cycle	Shift towards a fee-based, capital-light model	Provide economic value to shareholders	Continue building a sound capital base

Capital allocation based on shareholder value creation by measuring profitability on a full cost allocation basis	Sustain profitability improvements in a changing macro-economic environment	Move forward with a capital-light model, given intense competition from peers operating with lighter capital models with more competitive pricing	Improve free capital generation by increasing profitability per unit of capital deployed as well as by mitigating impacts that hinder free capital generation	Continuously improve the Group´s capital base, while cautiously following the profitable RWA growth mandate

Santander´s goal is to generate capital growth and value creation for shareholders

40    2025 Pillar 3 Disclosures Report

Index	Introduction ●	Capital ●	Risks ●	Remuneration ●	Appendices ●
2.3.1. Santander Global Asset Desk

Santander has shifted to a capital-light model to improve its ability to generate free capital. In this regard, it is key to actively manage not only the capital allocated to new origination but also the stock to improve capital management of less profitable assets.
In addition, the Global Asset Desk analyses the balance sheets of the Group's entities, together with the different units, identifying those risk transfer opportunities that may be attractive to investors, and assists the units in their execution through different strategies such as securitisations, asset sales, guarantees and other products.

By mid-2023, Banco Santander's board of directors approved the creation of the 'Global Asset Desk' at Group level. The Global Asset Desk is responsible for coordinating measures aimed at rotating balance sheet assets, playing a key role in achieving a more efficient use of capital, in line with the solvency and profitability strategy.
"
By proactively rotating our assets, we not only strengthen our financial position, but also generate capital for additional profitable growth. This approach is fundamental to our strategy of sustainable growth and value creation for our shareholders'.
	José García Cantera, Group Chief Financial Officer	"

Our efforts are focused on refining the capital model to drive growth while utilising less capital and maximises capital productivity by…
	From…	…To
Focusing on value generation & profitability	Focusing on balance sheet growth and generation of market share	Prioritising value generation and profitability, while enhancing management of low yielding assets

Ensuring capital efficiency at origination	Emphasizing lifetime return optimisation over credit exposures	Implementing a systematic approach to capital efficiency at origination to enhance profitability of the new book

Increasing balance sheet velocity and risk transfer	Maintaining position in the balance sheet and pursue targeted risk distribution initiatives within each unit	Enhancing portfolio management with dynamic reallocation and operationalisation of distribution opportunities across the entire balance sheet, to achieve higher asset rotation and risk transfer

As part of the capital management strategies, securitisation transactions with significant risk transfer (SRTs) have been carried out, allowing the Bank to release capital used to support lending by paying investors to assume part of the associated risk. Other strategies include, for example, guarantees whereby the portfolio, or part of it, is guaranteed by another entity with good credit quality or an insurance company, which assumes potential losses in exchange for a guarantee fee. This results in a significant reduction in the capital requirement applicable to the guaranteed portfolio. Finally, a pool of assets may also be sold through a competitive investor process, transferring ownership and therefore releasing the associated capital requirements.
“
'The banking model is changing and becoming much more profitable and less dependent on capital'
'I think capital generation will improve, and we will be able to accumulate capital organically in the future'
'If we continue to apply the model of using less capital to actually become much more profitable, we might be able to accumulate much more capital than we do today'.

Héctor Grisi,
Chief Executive Officer

"

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Index	Introduction ●	Capital ●	Risks ●	Remuneration ●	Appendices ●

Risk Transfer is used by banks for various purposes, ultimately enabling them to generate capital headroom that can be reinvested in the business

Risk Transfer is typically used for three purposes …		… with relieved Capital being used in different ways

1
Risk and loss mitigation

Risk Transfer allows the bank to mitigate potential future losses by transferring the risk to a third party (often out of the banking system), thus reducing overall risk of the balance sheet
Continue building solid capital base Leverage mobilized capital and headroom generated to strengthen the bank’s capital structure, effectively improving the CET1 ratio

2	Capital headroom Risk Transfer provides the bank with additional capital headroom that can enable further business growth	Distribute to shareholders Distribute generated capital headroom back to shareholders effectively maintaining the CET1 ratio constant

3	Funding and liquidity Risk Transfer transactions can provide the bank with additional liquidity and funding, especially through traditional securitisation structures	Reinvest in the business Reinvest mobilized capital in the business to increase the bank’s net profit through several identified income levers

Under a stable and predictable regulatory framework

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Index	Introduction ●	Capital ●	Risks ●	Remuneration ●	Appendices ●
2.3.2. Profitability and pricing

A disciplined execution of our capital allocation strategy…	... leads to growth, profitability and strength…
Capital active growth	1	Growth Focused on businesses that generate high RoTE and high capital generation, along with significant potential for growth.

Higher return on risk-weighted assets	2	Profitability Focused on maintaining high and sustainable levels by scaling the markets leading to efficiency and the possibility to provide value to our customers and high returns to our shareholders.

Portfolio profitability management	3	Balance sheet strength After years of accumulating regulatory capital, we focus on maintaining capital levels above 12% (fully loaded).
One of the Group's primary priorities is to manage capital by ensuring that we make a profitable allocation of capital in all our activities.
Our strategy includes investing capital in markets, country units, global businesses and portfolios with the highest returns on capital, ensuring strong and sustainable shareholder value creation. Metrics such as RoTE, RoRWA and RoRAC are part of approvals and monitoring policies. These metrics help us compare the return on operations, customers, portfolios and businesses on a like-for-like basis. We can identify what is obtaining a risk-adjusted return higher than its cost of capital and thus align risk and business management to maximise economic value added (EVA).
We regularly assess the level and progression of EVA across the Group's country units and global businesses, both from a regulatory and economic capital point of view. EVA is the profit generated above the cost of capital employed.
The minimum return on capital a transaction must obtain is determined by the cost of capital (i.e. the minimum compensation required by shareholders). We calculate it by adding the premium shareholders demand to invest in Santander to the risk-free return. The premium depends essentially on the degree of volatility in our share price with respect to market performance. Santander's cost of capital in 2025 was 12.0% (similar to 2024).
On top of reviewing the cost of capital every year, we also estimate a cost of capital for each business unit based on its features (under the philosophy that subsidiaries manage capital and liquidity autonomously) to determine whether each business is capable of creating value on a standalone basis.
Identifying and managing businesses with low profitability is part of the Group's capital optimisation process. We dynamically target and actively monitor customers, portfolios, global businesses and markets with attractive returns on capital.

To ensure improved profitability and maximise capital productivity, we must focus on capital efficiency from origination. Pricing is an objective process based on the characteristics of the transaction, product, borrower, segment and market. Furthermore, it should ensure that the price exceeds a minimum threshold covering at least funding, operating, credit and capital costs, as well as an additional spread that takes into account demand sensitivity to prices and value generation. Therefore, pricing should aim to maximise profitability, with positive EVA for every transaction, customer, portfolio and/or global business, and ensure compliance with minimum return on capital targets.
Santander has granular approvals tools for the CIB and corporate segments which it uses to calculate the return on both regulatory and economic capital (RoRWA and RoRAC) and determine appropriate pricing. For retail segments, tools are locally developed by the units, tailoring them to the individual characteristics of each market. We also employ a granular tool to track returns on capital on a like-for-like basis between units.
Our approvals tools enable us to identify and justify any new loans with a pricing below the minimum threshold and our monitoring tools enable us to identify operations with profitability below the cost of capital, thereby recurrently destroying value. To try to ensure that all customer relationships add value, we regularly monitor and actively manage low performing customers through specific action plans.
Both approvals and profitability monitoring have a robust approval and review governance which i) ensures the consideration of minimum pricing thresholds are properly integrated into capital processes, ii) establishes a timely scaling/authorizing process and iii) that detailed follow-ups are carried out for operations approved below the minimum threshold.
2025 Pillar 3 Disclosures Report    43

Index	Introduction ●	Capital ●	Risks ●	Remuneration ●	Appendices ●
2.3.3. Other activities in capital management
The most significant actions taken this year are as follows:
Issuances of capital and other eligible liability instruments
In 2025, Banco Santander, S.A. issued a total of (i) €1.500 billion of contingently convertible preferred shares (PPCC) that was intended to replace a €1.5 billion issuance that was subject to a tender offer, and (ii) about €360 billion of subordinate T2 debt.
In addition, Banco Santander, S.A. issued around €6,599 billion of senior non-preferred debt and €2.400 billion of senior preferred debt.
Dividends and shareholder remuneration
The board applied the current shareholder remuneration policy to the 2025 results. This policy sets a target to allocate approximately 50% of the Group's net reported profit (excluding non-cash, non-capital ratios impact items) distributed almost evenly to cash dividends and share buybacks.
Additionally, on 5 February 2025, Banco Santander signalled its objective to allocate up to EUR 10 billion to share buybacks in relation to the 2025 and 2026 results, as well as expected capital excess. As part of this target, on 5 May 2025 Banco Santander announced its intention to distribute approximately 50% of the capital that will be released upon completion of the sale of its 49% stake in Santander Bank Polska S.A., through a share buyback of approximately EUR 3.2 billion in early 2026 and that, as a result, it could exceed the EUR 10 billion target. Upon announcing the agreements to acquire TSB and Webster on 1 July 2025 and 3 February 2026 respectively, Banco Santander confirmed its goal to distribute at least EUR 10 billion in share buybacks with regard to the 2025 and 2026 results and excess capital.
In execution of the above, shareholder remuneration for financial year 2025 comprised the following:
•Interim remuneration.
◦On 30 July 2025, the board resolved to execute the First 2025 Buyback Programme worth up to EUR 1,700 million (equivalent to approximately 25% of the Group's net reported profit in H1’25). For more details, see 'First 2025 Buyback Programme' in section 2.5 of the 'Corporate governance' chapter of the 2025 annual report.
◦On 30 September 2025, the board resolved to pay an interim cash dividend in relation to the 2025 results of 11.5 euro cents per share entitled to the dividend (equivalent to approximately 25% of the Group's net reported profit in H1’25), which was paid from 3 November 2025.

•Final remuneration.
◦On 3 February 2026, the board of directors resolved to implement the Second 2025 Buyback Programme worth up to EUR 5,030 million and for which the required regulatory authorization had been obtained. The programme started on 4 February 2026. Under the shareholder remuneration policy in relation to the 2025 results, 1,830 million euros of the Second Buyback Programme correspond to c.25% of the Group's underlying profit for the second half of 2025. The remaining amount corresponds to an extraordinary buyback of 3,200 million euros, equivalent to approximately 50% of the CET1 capital generated in January 2026 following completion of the sale of 49% of Santander Bank Polska to Erste Group. For more details, see 'Second 2025 Buyback Programme' in section 2.5 of the 'Corporate governance' chapter of the 2025 annual report.
◦On 24 February 2026, the board of directors resolved to submit to the 2026 AGM the approval of a final cash dividend in the gross amount of 12.5 euro cents per share entitled to dividend. Subject to AGM approval, the dividend will be payable from 5 May 2026.
Once these actions are completed, total shareholder remuneration in relation to the 2025 results will be EUR 7,050 million (approximately 50% of the Group's 2025 net reported profit, excluding non-cash, non-capital ratios impact items), split almost evenly between cash dividends (EUR 3,520 million) and share buybacks (EUR 3,530 million). We have estimated these amounts on the assumption that, as a result of the partial execution of the Second 2025 Buyback Programme, the number of outstanding shares entitled to receive the final cash dividend will be 14,568,470,446. Therefore, the final amount may be higher if fewer shares than planned are acquired in the Second 2025 Buyback Programme; otherwise, it will be lower.
Since 2021 and including the total share buyback currently underway, Banco Santander will have returned EUR 16.2 billion to shareholders via share buybacks, and will have repurchased around 18% of its outstanding shares.
Lastly, in the geographies where the European Central Bank (ECB) is not the home supervisor, local supervisors generally did not impose restrictions on the distribution of dividends; however, in Poland the Polish Financial Supervision Authority (KNF) currently recommends setting a 75% cap on the payout ratio. Nevertheless, during 2025 there were no issues regarding increasing the distribution to c.90%. Therefore, there are no practical or legal impediments to transferring own funds without undue delay.
For more details, see section 3.3 'Dividends and shareholder remuneration' in the 'Corporate governance' chapter of the 2025 annual report.

Access 2025 annual report available on the Santander Group website

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Index	Introduction ●	Capital ●	Risks ●	Remuneration ●	Appendices ●
2.4. Regulatory capital - Pillar 1
The current regulatory framework for capital calculation is based on three pillars:
•Pillar 1 sets the minimum capital requirements for credit risk, market risk and operational risk, allowing internal ratings and models to be used. The target is to make regulatory requirements more sensitive to the risks actually incurred by financial institutions in their business activities.
•Pillar 2 establishes a system of supervisory review, aimed at improving banks' internal risk management and capital adequacy assessment in line with their risk profile.
•Pillar 3 is intended to enhance market discipline by developing a set of disclosure requirements that enable market agents to evaluate key information relating to the application of Basel 2: capital, risk exposures, risk assessment processes and, by extension, the bank's capital adequacy.
2.4.1. Eligible capital
Equity as of 31 December 2025 stood at EUR 112,748 million, up EUR 5,421 million from the year before.
The reconciliation between equity and capital eligible as Tier 1 is set out below.

Table 6.Reconciliation of accounting capital with regulatory capital
EUR million
	2025	2024
Subscribed capital	7,345	7,576
Share premium account	36,792	40,079
Reserves	84,700	76,568
Treasury shares	(96)	(68)
Attributable profit	14,101	12,574
Approved dividend	(1,698)	(1,532)
Shareholders' equity on public balance sheet	141,144	135,197
Valuation adjustments	(37,973)	(36,596)
Non-controlling interests	9,578	8,726
Total equity on public balance sheet	112,748	107,327
Goodwill and intangible assets	(15,037)	(16,098)
Eligible preference shares and participating securities	9,645	10,371
Accrued dividend	(1,827)	(1,611)
Other adjustments	(11,146)	(9,817)
Tier 1 (Phased-in)	94,385	90,170
2025 Pillar 3 Disclosures Report    45

Index	Introduction ●	Capital ●	Risks ●	Remuneration ●	Appendices ●
The following table provides a breakdown of the Group’s eligible capital and a comparison with the previous year:

Table 7.Eligible capital
EUR million
	2025	2024
Eligible capital
Common Equity Tier 1 (CET1)	84,739	79,800
Capital	7,345	7,576
(-) Treasury shares and own shares financed	(1,892)	(1,694)
Share premium	36,792	40,079
Reserves	84,663	76,608
Other retained earnings	(39,918)	(38,617)
Minority interests	9,037	8,479
Attributable profit net of dividends	10,576	9,431
Deductions	(21,863)	(22,061)
Goodwill and intangible assets	(15,037)	(15,957)
Others	(6,826)	(6,104)
Aditional Tier 1 (AT1)	9,645	10,371
Eligible instruments AT1	8,937	9,725
T1 excesses - subsidiaries	708	645
Residual value of intangibles	—	—
Deductions	—	—
Tier 2 (T2)	17,460	18,418
Eligible instruments T2	17,754	18,869
Gen. funds and surplus loan loss prov. IRB	—	—
T2 excesses - subsidiaries	(294)	(450)
Others	—	—
Total eligible capital	111,845	108,589
Common equity Tier 1 capital (CET1) comprises the elements of Tier 1 capital (after applying prudential filters) and CET1 deductions after applying the threshold exemptions specified in the CRR.
CET1 consists of:
•Subscribed share capital, which stood at EUR 7,345 million in December 2025.
•Other tier 1 capital items: (i) paid-up share premiums; (ii) effective and disclosed reserves generated against profits and amounts that are not taken to the income statement but are recorded under 'Other reserves' (any item); (iii) other retained earnings, including certain valuation adjustments, primarily for exchange differences and for hedges of net investments in foreign operations.
•The paid-up portion of any non-controlling interests arising from the issue of ordinary shares by consolidated subsidiaries, subject to the limits set in the CRR.
•The Group's attributable net profit of cash dividends, which was €10,576 million in December 20251.
•The prudential filters exclude any positive or negative valuation adjustments from cash flow hedges. They also exclude gains or losses on liabilities and derivative liabilities measured at fair value resulting from changes in the institution’s own credit quality. The prudential filters include the additional valuation adjustments applied pursuant to article 34 of the CRR.
•Deductions from CET1 items mainly include: treasury shares; current-year losses; goodwill and other intangible assets recognised in the balance sheet; deferred tax assets that rely on future earnings (subject to the limits set in the CRR); the valuation adjustments due to prudent valuation requirements; and defined benefit pension fund assets shown on the balance sheet.
In addition to the movements in net book equity, for changes in regulatory capital, the undistributed dividend in cash for 2025 was considered to be €3,525 million, so the net attributable profit net of dividends calculated is €10,576 million.
1 The cash dividend represents c.25% of profit, see note 4.a of the Consolidated Financial Statements for the proposed result distribution.

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Index	Introduction ●	Capital ●	Risks ●	Remuneration ●	Appendices ●

Table 8.Regulatory capital. Flow statement
EUR million
2025
Common Equity Tier 1 (CET1)
Ending figure (31/12/2024)	79,800
Shares issued during the year and share premium account	(3,519)
Treasury shares and own shares financed	(198)
Reserves	(1,376)
Attributable profit net of dividends	10,576
Other retained earnings	(1,301)
Minority interests	558
Decrease/(increase) in goodwill and other intangibles	920
Other deductions	(722)
Ending figure (31/12/2025)	84,739

Aditional Tier 1 (AT1)
Ending figure (31/12/2024)	10,371
Eligible instruments AT1	(788)
AT1 excesses - subsidiaries	63
Residual value of intangibles	—
Deductions	—
Ending figure (31/12/2025)	9,645

Tier 2 (T2)
Ending figure (31/12/2024)	18,418
Eligible instruments T2	(1,115)
Gen. funds and surplus loan loss prov. IRB	—
T2 excesses - subsidiaries	157
Deductions	—
Ending figure (31/12/2025)	17,460
Deductions from total capital	—
Final figure for total capital (31/12/2025)	111,845

Eligible capital over time
EUR million

3.00%
Tier 1 Capital comprises CET1 Capital plus Additional Tier 1 Capital (AT1) including preferred issuances and CoCos issued by Grupo Santander.
Total capital comprises Tier 1 capital plus Tier 2 capital (T2) and includes, among other items, equity instruments and subordinated loans where the conditions laid down in the CRR are met.
The movement of issued shares and issue premiums is mainly due to the amortisation of shares acquired through the share buyback programme, contributing to the shareholder remuneration by increasing earnings per share, which is inherent to the reduction in the number of shares. On the other hand, the remaining variation corresponds to other retained income, deductions and prudential filters.
The decrease in Tier 1 capital is mainly explained by the evolution of the dollar currency
The decrease in Tier 2 capital is mainly due to the loss of computability of issues under English law, as well as the evolution of the dollar, partially offset by new issuances settled by Spain and Brazil
For further detail on regulatory own funds (Table CC1) see Appendix VII of this document.
On 31 December 2025, none of the financial institutions consolidated in the Group had less than the minimum capital required under applicable regulations.
Under Article 7 and 9 of the CRR, the subsidiaries Santander Leasing S.A. EFC, Santander Factoring y Confirming S.A. EFC, Banco de Albacete S.A. and Santander Investment S.A. are exempt from the minimum capital requirements, the limit on large exposures and the internal corporate governance obligations. None of the exemptions under applicable regulations have been used for any other Santander subsidiaries.
Santander maintains a very comfortable capital adequacy position, well above the levels required by applicable regulations and by the European Central Bank.

2025 Pillar 3 Disclosures Report    47

Index	Introduction ●	Capital ●	Risks ●	Remuneration ●	Appendices ●
2.4.2. Capital requirements
RWAs remain stable compared to 2024, increasing by 0.8% to €629.43 billion. In terms of the distribution of risks covered by Pillar 1, there is a slight change compared to last year: credit 80.3%, market 3.4% and operational 16.3%.

RWA Evolution (Phased-in)
bn€

RWA distribution by type of risk	RWA distribution by type of risk

	0	Total

471,745	499,560
		Total Credit

280,993	283,612
		Credit

Workiva_Grafica	212,842
	212,842	CCR[1]
14,081	18,768
		CVA
7,547
		Securitisation
102,427	7,253
		Operational
11,853	5,935
		Market

vs. Dec-24

	0	+1%

471,745	499,560
		-5%

280,993	283,612
		-6%

Workiva_Grafica	212,842
	212,842	-22%
14,081	18,768
		+262%
7,547
		+6%
102,427	7,253
		+42%
11,853	5,935
		+17%

1 Including Settlement and CCR

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Index	Introduction ●	Capital ●	Risks ●	Remuneration ●	Appendices ●
Below is a general evolution of RWA by risk, and then also by geography:

Table 9.OV1 - Overview of risk weighted exposure amounts
	EUR million	Total risk exposure amounts					Total own funds req.
		a	b				c
		Dec'25	Sep'25	Jun'25	Mar'25	Dec'24	Dec'25
1	Credit risk (excluding CCR)[1]	471,745	477,108	474,070	485,334	499,560	37,740
2	Of which, standardized approach (SA)	280,993	283,723	283,609	291,098	283,612	22,479
3	Of which, the foundation IRB (FIRB) approach	52,965	52,048	49,555	50,336	59,981	4,237
4	Of which, slotting approach[2]	15,018	13,705	13,419	14,890	13,840	1,201
EU 4a	Of which, equities under the simple risk weighted approach	3,250	3,130	2,987	3,633	4,724	260
5	Of which, the advanced IRB (AIRB) approach	114,036	119,249	119,688	120,688	129,919	9,123
6	Counterparty credit risk - CCR	14,081	14,957	15,055	15,846	18,089	1,127
7	Of which, the standardized approach	11,816	12,489	12,873	13,276	15,035	945
8	Of which, internal model method (IMM)	—	—	—	—	—	—
EU 8a	Of which, exposures to a CCP	372	400	355	354	294	30
9	Of which, other CCR	1,894	2,068	1,827	2,216	2,761	152
10	Credit valuation adjustments risk - CVA risk	2,461	2,356	2,303	2,340	679	197
EU 10a	Of which the standardised approach (SA)	—	—	—	—	—	—
EU 10b	Of which the basic approach (F-BA and R-BA)	2,461	2,356	2,303	2,340	679	197
EU 10c	Of which the simplified approach	—	—	—	—	—	—
11	Empty set in the EU
12	Empty set in the EU
13	Empty set in the EU
14	Empty set in the EU
15	Settlement risk	555	497	319	264	173	44
16	Securitisation exposures in the non-trading book (after the cap)	16,683	14,972	15,380	14,982	15,705	1,335
17	Of which, SEC-IRBA approach	7,547	6,522	6,978	6,626	7,285	604
18	Of which, SEC-ERBA (including IAA)	2,454	2,216	2,643	2,259	2,484	196
19	Of which, SEC-SA approach[3]	6,682	6,234	5,760	6,097	5,935	535
EU 19a	Of which, 1250%[4]	—	—	—	—	—	—
20	Position, foreign exchange and commodities risks (Market risk)	21,478	22,332	20,374	21,848	17,946	1,718
	Of which the standardized approach	11,853	12,682	12,438	14,077	10,693	948
	Of which IMA	9,625	9,650	7,936	7,771	7,253	770
21	Of which the Alternative standardized approach (A-SA)	—	—	—	—		—
EU 21a	Of which the Simplified standardized approach (S-SA)	—	—	—	—		—
22	Of which the Alternative Internal Models Approach (A-IMA)	—	—	—	—		—
EU 22a	Large exposures	—	—	—	—	—	—
23	Reclassifications between trading and non-trading books	—	—	—	—	—	—
24	Operational risk	102,427	98,531	98,249	98,511	72,351	8,194
EU 24a	Exposures to crypto-assets	—	—	—	—	—	—
25	Amounts below the thresholds for deduction (subject to 250% risk weight)	24,315	24,012	23,674	23,044	22,656	1,945
26	Output floor applied (%)	50%	50%	50%	50%
27	Floor adjustment (before application of transitional cap)	—	—	—	—		—
28	Floor adjustment (after application of transitional cap)	—	—	—	—		—
29	Total	629,430	630,753	625,750	639,124	624,503	50,354
	(1) It includes equities under the PD/LGD approach.
	(2) Correction from the mapping indicated by supervisor to {C 08.01, r0020, c0260, s0010} + {C 08.01, r0030, c0260, s0010}.
	(3) Correction from the mapping to the one appearing in tables SEC3+SEC4.
	(4) Banco Santander S.A. deducts from capital those securitisations that meet the deduction requirements, and therefore does not apply a 1,250% weighting to these exposures. This row does not include the EUR 7.742 million in 2025 and EUR 8.367 million in 2024 that would result from applying this weighting to these exposures.

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Index	Introduction ●	Capital ●	Risks ●	Remuneration ●	Appendices ●

Table 10.RWAs by geographical region
								2025
EUR Bn	Total	Europe	Of which, Spain	Of which, UK	North America	Of which, US	South America	Of which, Brazil	Other
Credit risk	505	313	169	55	78	52	114	80	0
Of which, standardised approach (SA)	280	122	47	18	67	50	91	59	0
Of which, internal rating-based (IRB) approach	183	156	95	33	8	0	18	17	0
Of which, securitisations*	17	14	10	2	2	2	0	0	0
Of which, others	26	20	17	1	2	1	5	3	0
Market risk	21	16	16	0	1	1	4	2	0
Operational risk	102	52	25	12	21	16	23	8	6
Total**	629	381	210	68	100	70	142	90	6
The amounts shown in the table are presented in billions of euros, therefore, the amounts have been rounded; consequently, some amounts may not be the exact arithmetic sum of the preceding figures.
*It does not include 1250% deductions.
**Breakdown according to debtor’s residency, except operational risk (management criteria).

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Group €629bn
€381bn
61%
Of which
€210bn (55%)
€68bn (18%)
€100bn
16%
Of which
€70bn (70%)
€142bn
23%
Of which
€90bn (63%)

Note: €6bn belongs to other countries (1% of total Group RWAs)

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Index	Introduction ●	Capital ●	Risks ●	Remuneration ●	Appendices ●
2.4.2.1. Output Floor
Template CMS1 details the risk-weighted exposure amounts (RWEAs) of internal and standardized models, broken down by type of risk. This table contains the RWEAs calculated using internal models (a) alongside those calculated under the standard approach (b) for each type of risk, culminating in the total RWEAs (c).

Additionally, to provide information regarding the application and potential impact of the 'output floor', the RWEAs resulting from applying only the standard approach to all types of risk are detailed under two scenarios: without applying the transitional provisions ('using full standardized approach') (d) and applying the transitional provisions ('base of the output floor') as laid down in Article 465 of CRR3 (EU) (d). In addition, as per JST guidance and based on EU banking package Q&A (part on Output floor: 'EU banks that are currently using the standardised approach for capital purposes would similarly compare its outcome with the FRTB Standardised Approach unless they are not subject to the current interim reporting requirements'), the calculation methodology for the market risk output floor has been updated

As can be seen from the RWEAs resulting from applying only the standard approach, there is no impact from the application of the 'output floor', both under the phase-in vision (applying the transitional provisions) and the fully- loaded vision. This is significantly below the 72.5% factor that will be applicable from 2030.

Among the factors explaining the lack of impact is the percentage of RWEAs calculated under internal models, which limits the potential savings compared to standardized models.

Table 11.EU CMS1 – Comparison of modelled and standardised risk weighted exposure amounts at risk level
	EUR million
		a	b	c	d	EU d
		Risk weighted exposure amounts (RWEAs)
		RWEAs for modelled approaches that banks have supervisory approval to use	RWEAs for portfolios where standardised approaches are used	Total actual RWEAs (a + b)	RWEAs calculated using full standardised approach	RWEAs that is the base of the output floor
1	Credit risk (excluding counterparty credit risk)	190,591	280,993	471,584	588,791	565,649
2	Counterparty credit risk	9,309	4,772	14,081	20,983	20,983
3	Credit valuation adjustment		2,461	2,461	2,461	2,461
4	Securitisation exposures in the banking book	7,547	9,136	16,683	24,695	19,010
5	Market risk	9,625	11,853	21,478	33,753	33,753
6	Operational risk		102,427	102,427	102,427	102,427
7	Other risk weighted exposure amounts		715	715	715	715
8	Total	217,072	412,358	629,430	773,826	744,998

	Template with mappings fixing that were considered incomplete and those that required a more adequate basis for their disclosure

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Template CMS2 details the risk-weighted exposure amounts (RWEAs) of internal and standardized credit risk models, broken down by asset class. This table contains the credit risk RWEAs calculated using internal models (a) alongside those calculated under the standard approach for each asset class (b), culminating in the total credit risk RWEAs (c).
Additionally, to provide information regarding the application and potential impact of the 'output floor', the credit risk RWEAs resulting from applying only the standard approach for all asset classes are detailed under two scenarios: without applying the transitional provisions ('using full standardized approach') (d) and applying the transitional provisions ('base of the output floor') as laid out in Article 465 of CRR3 (EU) (e).
It is important to note that less than 40% of the Grupo Santander credit risk RWEAs are calculated using internal models. As can be seen from the RWEAs resulting from applying only the standard approach, there is no impact from the application of the 'output floor', both under phase-in period (applying the transitional provisions) and the fully- loaded view. This is significantly below the 72.5% factor that will be applicable from 2030.

Table 12.EU CMS2 – Comparison of modelled and standardised risk weighted exposure amounts for credit risk at asset class level
	EUR million
		a	b	c	d	EU d
		Risk weighted exposure amounts (RWEAs)
		RWEAs for modelled approaches that institutions have supervisory approval to use	RWEAs for column (a) if re-computed using the standardised approach	Total actual RWEAs	RWEAs calculated using full standardised approach	RWEAs that is the base of the output floor
1	Central governments and central banks	—	—	29,013	29,013	29,013
EU 1a	Regional governments or local authorities	949	2,145	1,417	2,613	2,613
EU 1b	Public sector entities	222	149	569	496	496
EU 1c	Categorised as Multilateral Development Banks in SA	—	3	17	20	20
EU 1d	Categorised as International organisations in SA	—	—	—	—	—
2	Institutions	2,001	3,076	5,848	6,923	6,923
3	Equity	6,327	5,188	14,220	13,080	13,080
5	Corporates	107,522	126,947	160,176	202,527	179,601
5.1	Of which: F-IRB is applied	65,857	111,876	65,857	111,876	111,876
5.2	Of which: A-IRB is applied	41,666	40,893	41,666	40,893	40,893
EU 5a	Of which: Corporates - General	81,391	110,922	132,316	184,772	161,846
EU 5b	Of which: Corporates - Specialised lending	13,847	16,026	15,576	17,754	17,754
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Index	Introduction ●	Capital ●	Risks ●	Remuneration ●	Appendices ●

Table 12.EU CMS2 – Comparison of modelled and standardised risk weighted exposure amounts for credit risk at asset class level
EU 5c	Of which: Corporates - Purchased receivables	12,284	21,740	12,284	21,740	21,740
6	Retail	71,324	38,013	155,319	122,009	122,009
6.1	Of which: Retail - Qualifying revolving	4,460	1,865	4,460	1,865	1,865
EU 6.1a	Of which: Retail - Purchased receivables	1,267	1,033	1,267	1,033	1,033
EU 6.1b	Of which: Retail - Other	25,305	—	25,305	—	—
6.2	Of which: Retail - Secured by residential real estate	40,293	—	40,293	—	—
EU 7a	Categorised as secured by mortgages on immovable properties and ADC exposures in SA	—	89,563	33,998	123,777	123,561
EU 7b	Collective investment undertakings (CIU)	1,085	923	1,465	1,303	1,303
EU 7c	Categorised as exposures in default in SA	—	6,417	17,566	23,983	23,983
EU 7d	Categorised as subordinated debt exposures in SA	—	—	—	—	—
EU 7e	Categorised as covered bonds in SA	—	1	83	84	84
EU 7f	Categorised as claims on institutions and corporates with a short-term credit assessment in SA	—	11,065	472	11,537	11,537
8	Others	1,160	1,165	51,422	51,427	51,427
9	Total	190,591	284,656	471,584	588,791	565,649

	Template with mappings fixing that were considered incomplete and those that required a more adequate basis for their disclosure

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2.4.3. Eligible capital requirements and Capital buffers
2.4.3.1 Capital Buffers
From 2016 on, Grupo Santander must comply with the combined buffer capital requirement, which is defined as the total CET1 capital necessary to meet the following obligations:
•Capital conservation buffer (CCoB): this buffer was introduced to ensure that banks have additional own funds that can be used in the event of loss occurrence. The surcharge is 2.5% and is directly applicable and mandatory for all EU banks.
•Buffers for systemically important banks (G-SIB and D-SIB): There are two types of buffers, with their own methodologies, that classify financial institutions into (global and domestic) systemicity buckets. These buckets determine their systemic risk level and their respective applicable capital surcharge. The two types are:
◦G-SIB (Global Systemically Important Banks) buffer: World-wide homogeneous methodology, following the framework and levels established by the BCBS. Applicable only at consolidated level. This surcharge is quantified by comparing the systematic nature of banking groups. There is an additional methodology that considers the eurozone as a single jurisdiction for calculation purposes and allows the competent authority to classify a G-SIB in a lower bucket, reducing the applicable G-SIB buffer surcharge accordingly.
◦D-SIB (Domestic Systemically Important Banks) buffer: EU homogenous methodology following the EBA Guidelines for the calculation of the institutions score. In this case, the banking groups against which the systemicity of a D-SIB is measured are the peers of the Member State in which the bank in question is located. The National authorities define the capital surcharges that correspond to each systemicity bucket, with EU authorities having to comply with the floor methodology published by the ECB. It can be applicable at consolidated, sub-consolidated or individual level. The ECB issued an additional methodology that considers the eurozone as a single jurisdiction for calculation purposes and will allow, from 2027, the competent authority to apply the higher of the two outcomes (national and EU scopes), which could increment the applicable D-SIB buffer surcharge accordingly.
In the case of banking groups that are G-SIBs and are also categorised as D-SIBs, the higher of the two surcharges will apply at consolidated level.
•Countercyclical capital buffer (CCyB): Applied when National authorities consider that credit is growing excessively in a certain jurisdiction with the aim of slowing it down. Designed to be built up in periods of excessive credit growth and released in times of crisis and is therefore one of the few (apart from the SyRB) capital buffers that can be released in a discretionary manner if considered appropriate by the national authority. The CET1 surcharge implied by this capital buffer is calculated specifically for each institution or group and consists of the weighted average of the countercyclical buffer rates applied in the territories in which the entity's relevant lending exposures are located. The surcharges imposed by national authorities in the several locations of the institution's exposures are generally applicable at a consolidated level.
In line with the recommendations of the Basel Committee and the European Central Bank, national authorities in the EU are implementing the positive neutral countercyclical buffer, which activates the buffer at a minimum level greater than 0% in each jurisdiction, to give room to National authorities to perform an eventual reduction in institution's capital requirements in the event of a crisis.
•Systemic risk buffer (SyRB): National authorities may require this buffer to address macroprudential or systemic risks that are not covered by other buffers and that could trigger a disturbance in the financial system with serious consequences for both the system itself and the real economy. Its application by the authorities is discretionary and may be required either for all institutions or for a subset of institutions, for all exposures or a subset of exposures (domestic exposures, third countries, mortgage sector etc.). The surcharges imposed by the National authorities on the different exposures or institutions of a country require the endorsement of the Spanish macroprudential authority to be applicable at consolidated level in Santander.
The table below summarises the regulation that sets the buffer surcharge rates on the different capital buffers to be applied and the situation of Banco Santander in 2025:

Application	Buffers (% RWA)	2025
All institutions	CCoB	2.5%
Designated institutions	G-SIB (1)	100% of the buffer
	D-SIB (2)	100% of the buffer
At the discretion of competent national authority	SyRB (4)	0% -> 5%
	CCyB (3)	0% - 2.5%
Combined buffer	CCoB+CCyB+SyRB+Max (G-SIB, D-SIB)
1) This requirement is 1% for Grupo Santander.
2) Banco de España requires a 1.25% buffer to Grupo Santander for 2026.
3) % CCyB applicable in January 2026 for exposures to customers residing in:

Germany: 0.75%	Estonia: 1.5%	Luxembourg: 0.5%
Australia: 1%	France: 1%	Norway: 2.5%
Belgium: 1%	Greece: 0.25%	Netherlands: 2%
Bulgaria: 2%	Hungary: 1%	Czech Republic: 1,25%
Cyprus: 1.5%	Hong Kong: 0.5%	Poland: 1%
Croatia: 1.5%	Ireland: 1.5%	Portugal: 0.75%
Denmark: 2.5%	Iceland: 2.5%	United Kingdom: 2%
Slovakia: 1.5%	Latvia: 1%	Romania: 1%
Slovenia: 1%	Lithuania: 1%	Sweden: 2%
Given their relevance for the Group, it is worth highlighting that, as from September 2026, the countercyclical capital buffer in Poland will be set at 2%, and as from October 2026, the countercyclical capital buffer in Spain will be set at 1%.
4) Portugal, Italy and Norway have activated the Systemic Risk Buffer (SyRB) in their jurisdictions, and the Banco de España has applied reciprocity at consolidated level, resulting in a 3bps increase in capital requirements for the Group.
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The detailed breakdown of the geographical distribution of credit exposures relevant for the calculation of the countercyclical capital buffer (Table CCyB1) is provided in Annex IX, available on the Grupo Santander website. The amount of the institution-specific countercyclical capital buffer (Table CCyB2) is presented in Table 12 of this document.

Access the Pillar 3 2025 file available on Grupo Santander's web site

	Table 13.CCyB2 - Amount of institution-specific countercyclical capital buffer

	EUR million
		2025
		a
1	Total risk exposure amount	629,430
2	Institution specific countercyclical capital buffer rate	0.56%
3	Institution specific countercyclical capital buffer requirement	3,496

Global Systemically Important Banks
The Group is one of 29 entities designated as global Systemically Important Bank (G-SIB) in 2025.
This designation requires Santander to meet additional requirements, mainly relating to the following:
•Higher capital buffer: Santander is in the group of banks with the lowest capital buffer, 1%.
•TLAC (Total Loss-Absorbing Capacity) requirements.
•Higher supervisory expectations: These requirements include supervisory expectations for risk management functions, risk data aggregation capabilities, risk governance and internal controls.
The Basel Committee’s framework for assessing G-SIBs is based on a set of indicators reported by a defined sample of banks to their national supervisory authorities (Banco de España, in Santander’s case). These data are consolidated and used to derive the individual scores for each bank in the sample. Institutions whose scores exceed a specified cut-off are designated as G-SIBs and assigned to buckets, which serve as the basis for determining the applicable higher loss absorbency requirement. The resulting scores and bucket assignments reflect the outcome of the mechanistic components of the G-SIB methodology and may also incorporate the application of supervisory judgement. As a result, a bank may be placed in a bucket even if its score lies above or below the corresponding threshold.

The scoring is based on a predefined set of indicators covering the main dimensions of systemic importance, namely size, interconnectedness, substitutability, complexity and cross-jurisdictional activity. Each category is composed of quantitative indicators intended to capture the extent to which a bank’s distress or failure could have an impact on the global financial system. The indicators are measured using consistent definitions across banks in the sample and are combined, using prescribed weights, to produce an overall systemic importance score.
On the basis of this information, supervisors determine which banks are subject to a G-SIB buffer and the corresponding bucket allocation. In line with the Basel framework, the G-SIB buffer applicable in a given year is derived from data as of the end of the year three years earlier. Accordingly, the G-SIB buffer applied in 2025 was calibrated using data as of end-2022 and published in November 2023.
The G-SIB buffer is expressed as a percentage of risk-weighted assets and is subject to predefined minimum and maximum levels. The lowest bucket corresponds to a buffer of 1.0%, while the highest bucket entails a buffer of 3.5%, with intermediate buckets set in increments of 0.5%. These buffer levels represent the additional loss absorbency requirement that G-SIBs must meet on top of the minimum capital and other applicable buffer requirements.
Santander is subject to a systemic capital surcharge of 1% in 2025.
For more details regarding Quantitative indicators, access file 'G-SIBs indicators quantitative', under sections Shareholders and Investors / Other presentations on the Grupo Santander website.

Access 2025 G-SIB indicators quantitative available on the Santander Group website

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Indicators for global systemically important institutions
Category	Individual Indicator	Supervisor's justification
Size	Exposure used for the leverage ratio calculation	An indicator of the weight of the bank in the financial system
Cross-jurisdictional activity	Cross-jurisdictional assets	Snapshot of a bank’s global footprint
Cross-jurisdictional liabilities
Interconnection	Intra-financial system assets	Measures a bank’s interconnectedness with other financial institutions
Intra-financial system liabilities
Securities outstanding
Substitutability/financial infrastructure	Assets under custody	Measures whether the bank’s activity can be replaced with other banks
Payments activity
Transactions subscribed in debt and equity markets
Trading Volume
Complexity	Notional amount of over-the-counter (OTC) derivatives	Measures the complexity of a financial entity
Level 3 assets
Held for trading and available-for-sale securities

Global systemically important institutions

Capital buffer	Entity
5 (3.50%)	(Empty)
4 (2.50%)	JP Morgan Chase
3 (2.00%)	Bank of America Citigroup HSBC
2 (1.50%)	Agricultural Bank of China Bank of China Barclays BNP Paribas China Construction Bank Deutsche Bank Goldman Sachs Industrial and Commercial Bank of China Mitsubishi UFJ FG UBS
1 (1.00%)
Bank of Communications
Bank of New York Mellon
Groupe BPCE
Groupe Crédit Agricole
ING
Mizuho FG
Morgan Stanley
Royal Bank of Canada
Santander
Société Générale
Standard Chartered
State Street
Sumitomo Mitsui FG
Toronto Dominion
Wells Fargo

Domestic Systemically Important Banks
The Group has been designated as a domestic systemically important institution (D-SII) in Spain for 2025 by Banco de España.
This designation entails additional prudential requirements, mainly in the form of a higher capital buffer. In particular, Santander is subject to a D-SII buffer calibrated at 1.25% of risk-weighted assets for 2025.

Banco de España identifies D-SIIs in accordance with the methodology set out in Rule 14 of Circular 2/2016, which transposes the relevant provisions of the Capital Requirements Directive and implements the EBA Guidelines on the assessment of systemic importance. The assessment is based on a predefined set of indicators covering the main dimensions of domestic systemic relevance, namely size, importance for the economy, complexity (including cross-jurisdictional activity) and interconnectedness with the financial system. These indicators are measured using harmonised definitions and combined using prescribed weights to derive an overall systemic importance score.

Based on the outcome of this assessment, institutions exceeding the relevant thresholds are designated as D-SIIs and allocated to buckets, which serve as the basis for determining the applicable D-SII buffer. In line with the regulatory framework, the D-SII identification and buffer calibration are subject to an annual review by Banco de España. 2025 D-SIB applicable surcharges are calibrated on the basis of institutions’ data as of end-2023:

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2025 applicable D-SIB surcharges, Spain

Since the Group has also been identified as a global systemically important institution (G-SIB), in accordance with the Capital Requirements Directive and Rule 23 of Circular 2/2016, where an institution is subject to both a G-SIB and a D-SII buffer, only the higher of the two applies. As a result, the systemic capital surcharge applicable to the Group in 2025 is 1.25%, corresponding to the D-SIB buffer.

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2.4.3.2 Eligible capital requirements

The capital decision resulting from the Supervisory Review and Evaluation Process (SREP) under the European Central Bank’s (ECB) Single Supervisory Mechanism comprises a Pillar 2 Requirement (Pillar 2R) and Pillar 2 Guidance (Pillar 2G). While Pillar 2R is binding and failure to comply may have direct consequences for banks, Pillar 2G is not directly binding, and failure to comply is irrelevant for the purposes of calculating the Maximum Distributable Amount (MDA). However, the ECB expects compliance with Pillar 2G at all times. If a bank is not compliant with Pillar 2G, the ECB will carefully evaluate the reasons and circumstances and may define additional supervisory control measures.

SREP Methodology at a glance: four key elements

Overall SREP assessment – holistic approach Score + rationale / main conclusion

The phased-in ratios are calculated by applying the CRR transitory schedules. In general terms, the CRR 2 transitory schedule ended on 31 December 2024 while the CRR 3 phase applies from 1 January 2025.
On a consolidated basis, the minimum levels required by the European Central Bank in 2025 were 9.8% for the CET1 ratio and 14.1% for the total capital ratio.
Our capital requirements increased in 2025 due to:
•Higher countercyclical buffer requirements by the competent authorities in the countries in which we operate (+0.17 pp), mainly due to the activation of a countercyclical capital buffer of 0.50% on exposures located in Spain, and
•A higher systemic risk buffer up to 0.05% (+0.03 pp).

At year-end, the phased-in CET1 ratio was 13.5%, resulting in a CET1 management buffer of 362 bps. This shows our ability to generate capital organically, our solid position to be able to pay dividends and our strong capital management.
The total phased-in capital ratio was 17.8%. Taking into account the shortfall in AT1, Santander exceeded the 2025 minimum regulatory requirements (i.e. distance to the maximum distributable amount - MDA) by 333 bps.

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Index	Introduction ●	Capital ●	Risks ●	Remuneration ●	Appendices ●

Regulatory Capital vs. Regulatory requirement

Regulatory requirements				Regulatory Ratios 2025 (phased-in)
■	T2		2.44%	■	T2	2.77%
■	AT 1		1.83%	■	AT 1	1.53%
■	CET1:		9.84%	■	CET1	13.46%
	■	Min. Pillar 1	4.50%
	■	Pillar 2 R	0.98%
	■	CCoBA	2.50%	A. Capital conservation buffer.
	■	G-SIBB	1.25%	B. Global systemically important banks (G-SIB) buffer
	■	CCyBC	0.56%	C. Countercyclical buffer
	■	SyRBD	0.05%	D. Systemic risk buffer

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2.5. Leverage ratio
This section covers the qualitative requirement LRA - Free format text boxes for disclosure on qualitative items.
Basel 3 established the leverage ratio as a non-risk-sensitive measure to limit excessive growth of the balance sheet relative to available capital.
The ratio is calculated as the ratio of Tier 1 divided by the leverage exposure. This exposure is calculated as the sum of the following components:
•Asset value, without derivatives and without elements considered as deductions in Tier 1 (for example, the loan balance is included but not goodwill), also excluding the exposures referred to in section 1 of article 429.a of the standard.

Leverage ratio

With the publication of CRR II the definitive calibration of the leverage ratio was set at 3% for all institutions, with G-SIBs being subject to an additional surcharge of 50% of the ratio of the buffer applicable to the global systemically important institution (G-SII) from January 2023 on. Adjustments to its calculation are also included, notably the exclusion of certain exposures from the measure of total exposure: exposures to central banks in exceptional circumstances, public loans, transfer loans and officially guaranteed export credits.

•Off-balance-sheet accounts (mainly: guarantees, undrawn credit limits, letters of credit) weighted by the conversion factors of the standardised approach to credit risk.
•Inclusion of the net value of derivatives (gains and losses against a single counterparty are netted, minus collateral – provided certain criteria are met) plus a surcharge for potential future exposure.
•A surcharge for the potential risk of financing securities transactions.
•Lastly, a surcharge is included for risk relating to unhedged credit derivatives (CDS).

The Group's leverage ratio as of 31 December 2025 was as follows:

Table 14.Leverage ratio
EUR million
2025
CRR Phased-in
Tier 1	94,385
Exposure	1,924,349
Leverage Ratio	4.90%
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The following table gives a breakdown of the ratio calculation:

Table 15.Leverage ratio details
EUR million
	2025
Item	Amounts Consol. Balance Sheet	To be eliminated	To be included	Leverage exposure	Comment
Derivatives	62,345	62,345	54,959	54,959	Accounting value replaced by EAD netted from collateral
Securities financing transactions	143,880	—	5,197	149,076	An add-on is included over these operations
Assets deducted in Tier 1	20,943	20,943	—	—	Removed to avoid duplication
DTAs	—	—	—	—	Book value of the asset on the balance sheet adjusted for the change in DTAs, resulting from the recognition of lower provisions in the reserves account due to the transitional application of IFRS 9.
Rest of Assets	1,621,624	29,691	—	1,591,932	Excluded: the offsetting of cash receivable from sales of regular way contracts with cash payable from purchases of regular way contracts at the trading date, securitizations and certain exposures in central banks

Total Assets	1,848,792	112,979	60,155	1,795,968
Total Off-Balance-Sheet items	469,708	341,327	—	128,382	Balances are weighted according to their risk and the offsetting of cash receivable from sales of regular way contracts with cash payable from purchases of regular way contracts on the settlement date is excluded.

Total Exposure (denominator)	—	—	—	1,924,349
Tier 1 (numerator)	—	—	—	94,385
Leverage ratio	1,735,812	—	—	4.90%	Minimum recommended 3.5%
The leverage ratio is calculated every month and reported to the operative capital forum and other governing bodies, thus ensuring adequate monitoring of the risk of excessive leverage.
The leverage ratio is a primary metric in Santander's Risk Appetite Framework, as part of its commitment to preserving robust capital adequacy ratios. It is regularly monitored to ensure that the ratio comfortably exceeds the minimum regulatory requirements. The bank's Risk Appetite Framework includes a 'stressed' leverage ratio as an additional metric, to manage the risk of excessive leverage in a forward-looking way, identifying how it will perform in a crisis scenario.
The Group has established the necessary limits and alerts within its framework to ensure that leverage is kept at tolerable risk levels, consistent with sustainable growth in the group's balance sheet and well above the minimum levels that could be considered to be a risk. Any significant changes in any of the main drivers of this indicator are therefore analysed and reported to senior management.
Additional quantitative indicators are monitored as part of the Group's active management of leverage risk, to complement the management and monitoring of the risk of excessive leverage, so as to understand the maturities, types of charges and movements of collateralised assets. These metrics include asset encumbrance and the Net Stable Funding Ratio (NSFR).

¤	For more information, see section 9.1.2.
As part of its capital planning, the Group estimates the leverage ratio over a three-year horizon under a range of macroeconomic scenarios, including recession.
For further information on the leverage ratio, see tables: LR1(LRSum)-summary reconciliation of accounting assets and leverage ratio exposures, LR2(LRCom)-leverage ratio common disclosure and LR3 (LRSpl)- breakdown of on balance sheet exposures (excluding derivatives, SFTs and exempted exposures) below.

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The following table presents information corresponding to the reconciliation of accounting assets and leverage ratio exposures:

Table 16.LR1 - LRSum: Summary reconciliation of accounting assets and leverage ratio exposures
	EUR million	a
		2025
1	Total assets as per published financial statements	1,867,515
2	Adjustment for entities which are consolidated for accounting purposes but are outside the scope of prudential consolidation	(18,724)
3	(Adjustment for securitised exposures that meet the operational requirements for the recognition of risk transference)	(28,487)
4	(Adjustment for temporary exemption of exposures to central banks (if applicable))	—
5	(Adjustment for fiduciary assets recognised on the balance sheet pursuant to the applicable accounting framework but excluded from the total exposure measure in accordance with point (i) of Article 429a(1) CRR)	—
6	Adjustment for regular-way purchases and sales of financial assets subject to trade date accounting	(1,204)
7	Adjustment for eligible cash pooling transactions	—
8	Adjustments for derivative financial instruments	4,537
9	Adjustment for securities financing transactions (SFTs)	5,197
10	Adjustment for off-balance sheet items (i.e. conversion to credit equivalent amounts of off-balance sheet exposures)	128,382
11	(Adjustment for prudent valuation adjustments and specific and general provisions which have reduced Tier 1 capital)	—
EU-11a	(Adjustment for exposures excluded from total exposure measure in accordance with point (c ) of Article 429a(1) CRR)	—
EU-11b	(Adjustment for exposures excluded from total exposure measure in accordance with point (j) of Article 429a(1) CRR)	—
12	Other adjustments	(32,865)
13	Total exposure measure	1,924,349

Information regarding the leverage ratio is shown below:

Table 17.LR2 - LRCom: Leverage ratio common disclosure
	EUR million
		a	b
		Dec'25	Jun'25
	On-balance sheet exposures (excluding derivatives and SFTs)
1	On-balance sheet items (excluding derivatives, SFTs, but including collateral)	1,642,758	1,598,895
2	Gross-up for derivatives collateral provided where deducted from the balance sheet assets pursuant to the applicable accounting framework	—	—
3	(Deductions of receivables assets for cash variation margin provided in derivatives transactions)	(11,923)	(11,509)
4	(Adjustment for securities received under securities financing transactions that are recognised as an asset)	—	—
5	(General credit risk adjustments to on-balance sheet items)	—	—
6	(Asset amounts deducted in determining Tier 1 capital)	(20,943)	(20,967)
7	Total on-balance sheet exposures (excluding derivatives and SFTs)	1,609,893	1,566,419
	Derivative exposures
8	Replacement cost associated with SA-CCR derivatives transactions (i.e. net of eligible cash variation margin)	21,985	23,429
EU-8a	Derogation for derivatives: replacement costs contribution under the simplified standardized approach	—	—
9	Add-on amounts for potential future exposure associated with SA-CCR derivatives transactions	23,761	22,061
EU-9a	Derogation for derivatives: Potential future exposure contribution under the simplified standardized approach	—	—
EU-9b	Exposure determined under Original Exposure Method	—	—
10	(Exempted CCP leg of client-cleared trade exposures) (SA-CCR)	—	—
EU-10a	(Exempted CCP leg of client-cleared trade exposures) (simplified standardized approach)	—	—
EU-10b	(Exempted CCP leg of client-cleared trade exposures) (original exposure method)	—	—
11	Adjusted effective notional amount of written credit derivatives	27,382	21,431
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Table 17.LR2 - LRCom: Leverage ratio common disclosure
	EUR million
	EUR million	a	b
	EUR million	Dec'25	Jun'25
12	(Adjusted effective notional offsets and add-on deductions for written credit derivatives)	(6,247)	(4,659)
13	Total derivatives exposures	66,881	62,262
	Securities financing transaction (SFT) exposures
14	Gross SFT assets (with no recognition of netting), after adjustment for sales accounting transactions	143,880	129,361
15	(Netted amounts of cash payables and cash receivables of gross SFT assets)	—	—
16	Counterparty credit risk exposure for SFT assets	5,197	4,758
EU-16a	Derogation for SFTs: Counterparty credit risk exposure in accordance with Articles 429e(5) and 222 CRR	—	—
17	Agent transaction exposures	—	—
EU-17a	(Exempted CCP leg of client-cleared SFT exposure)	—	—
18	Total securities financing transaction exposures	149,076	134,119
	Other off-balance sheet exposures
19	Off-balance sheet exposures at gross notional amount	425,945	413,292
20	(Adjustments for conversion to credit equivalent amounts)	(327,447)	(325,234)
21	(General provisions deducted in determining Tier 1 capital and specific provisions associated with off-balance sheet exposures)	—	—
22	Off-balance sheet exposures	98,498	88,058
	Excluded exposures
EU-22a	(Exposures excluded from the leverage ratio total exposure measure in accordance with point (c) of Article 429a(1) CRR)	—	—
EU-22b	(Exposures exempted in accordance with point (j) of Article 429a (1) CRR (on and off balance sheet))	—	—
EU-22c	(-) Excluded exposures of public development banks - Public sector investments	—	—
EU-22d	(Excluded exposures of public development banks (or units) - Promotional loans)	—	—
EU-22e	( Excluded passing-through promotional loan exposures by non-public development banks (or units)	—	—
EU-22f	(Excluded guaranteed parts of exposures arising from export credits )	—	—
EU-22g	(Excluded excess collateral deposited at triparty agents )	—	—
EU-22h	(Excluded CSD related services of CSD/institutions in accordance with point (o) of Article 429a(1) CRR)	—	—
EU-22i	(Excluded CSD related services of designated institutions in accordance with point (p) of Article 429a(1) CRR)	—	—
EU-22j	(Reduction of the exposure value of pre-financing or intermediate loans )	—	—
EU-22k	(Excluded exposures to shareholders according to Article 429a (1), point (da) CRR)	—	—
EU-22l	(Exposures deducted in accordance with point (q) of Article 429a(1) CRR)	—
EU-22m	(Total exempted exposures)	—
	Capital and total exposure measure
23	Tier 1 capital	94,385	90,830
24	Total exposure measure	1,924,349	1,850,859
	Leverage ratio
25	Leverage ratio	4.90%	4.91%
EU-25	Leverage ratio (excluding the impact of the exemption of public sector investments and promotional loans) (%)	4.90%	4.91%
25a	Leverage ratio (excluding the impact of any applicable temporary exemption of central bank reserves)	4.90%	4.91%
26	Regulatory minimum leverage ratio requirement (%)	3.00%	3.00%
EU-26a	Additional own funds requirements to address the risk of excessive leverage (%)	—%	—%
EU-26b	of which: to be made up of CET1 capital (percentage points)	—%	—%
27	Leverage ratio buffer requirement (%)	0.50%	0.50%
EU-27a	Overall leverage ratio requirement (%)	3.50%	3.50%
	Choice on transitional arrangements and relevant exposures
EU-27b	Choice on transitional arrangements for the definition of the capital measure	Transitional	Transitional

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Table 17.LR2 - LRCom: Leverage ratio common disclosure
	EUR million
	EUR million	a	b
	EUR million	Dec'25	Jun'25
	Disclosure of mean values
28	Mean value of gross SFT assets, after adjustment for sale accounting transactions and netted of amounts of associated cash payables and cash receivables	167,454	137,236
29	Quarter-end value of gross SFT assets, after adjustment for sale accounting transactions and netted of amounts of associated cash payables and cash receivables	143,880	129,361
30	Total exposure measure(including the impact of any applicable temporary exemption of central bank reserves) incorporating mean values from row 28 of gross SFT assets (after adjustment for sale accounting transactions and netted of amounts of associated cash payables and cash receivables)	1,947,923	1,858,734
30a	Total exposure measure (excluding the impact of any applicable temporary exemption of central bank reserves) incorporating mean values from row 28 of gross SFT assets (after adjustment for sale accounting transactions and netted of amounts of associated cash payables and cash receivables)	1,947,923	1,858,734
31	Leverage ratio (including the impact of any applicable temporary exemption of central bank reserves) incorporating mean values from row 28 of gross SFT assets (after adjustment for sale accounting transactions and netted of amounts of associated cash payables and cash receivables)	4.85%	4.89%
31a	Leverage ratio (excluding the impact of any applicable temporary exemption of central bank reserves) incorporating mean values from row 28 of gross SFT assets (after adjustment for sale accounting transactions and netted of amounts of associated cash payables and cash receivables)	4.85%	4.88%

Below is a breakdown of the different on-balance sheet exposures:

Table 18.LR3 - LRSpl: Split-up of on balance sheet exposures (excluding derivatives, SFTs and exempted exposures)
	EUR million	a
		2025
		CRR leverage ratio exposures
EU-1	Total on-balance sheet exposures (excluding derivatives, SFTs, and exempted exposures), of which:	1,630,836
EU-2	Trading book exposures	122,835
EU-3	Banking book exposures, of which:	1,508,001
EU-4	Covered bonds	1,205
EU-5	Exposures treated as sovereigns	356,203
EU-6	Exposures to regional governments, MDB, international organisations and PSE not treated as sovereigns	5,881
EU-7	Institutions	16,548
EU-8	Secured by mortgages of immovable properties	391,510
EU-9	Retail exposures	206,977
EU-10	Corporate	222,517
EU-11	Exposures in default	24,022
EU-12	Other exposures (i.e. equity, securitisations, and other non-credit obligation assets)	283,138

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2.6. Economic capital – Pillar 2
This section covers the qualitative requirement OVC - ICAAP information.
Economic capital is the capital required to cover risks from our activity with a certain level of solvency. We measure it using an internal model. To calculate the required capital, we determine our solvency level based on our long-term rating target of 'A' (in line with the Kingdom of Spain); this represents a confidence level of 99.95% (above the regulatory level of 99.90%).
Our economic capital model measurements cover all significant risks incurred in our activity (concentration risk, structural interest rate risk (ALM), business risk, pensions risk, deferred tax assets (DTAs), goodwill and others that are beyond the scope of regulatory Pillar 1). It also considers diversification, which is key to determining and understanding our risk profile and solvency in view of our multinational operations and businesses.
Our total risk and related economic capital are less than the sum of the risk and capital of all individual units combined. Because our business spans several countries in a structure of separate legal entities with different customer and product segments and risk types, our earnings are less vulnerable to adverse situations for any given market, portfolio, customer type or risk. Despite increasing economic globalization, economic cycles and their impact differ by country. Groups with a global presence tend to have more stable results and are more resistant to market or portfolio crises, which translates into lower risk.
In contrast to regulatory criteria, we consider such intangible assets as DTAs and goodwill to retain value (even in a hypothetical resolution), owing to the geographic structure of our subsidiaries. Thus, we can value assets and estimate their unexpected loss and capital impact.
Economic capital is an essential internal management tool that helps us develop our strategy, assess solvency and manage portfolio and business risk. As such, it is a key part of the Supervisory Review and Evaluation Process (SREP).
Regarding Basel Pillar 2, we use our economic model for the internal capital adequacy assessment process (ICAAP), with a forward-looking approach. We plan business progression and capital needs under a baseline scenario and alternative stress scenarios, ensuring that our loss absorbing capacity and solvency targets are maintained in line with the risk appetite framework, even under adverse economic conditions.
Economic capital-derived metrics help us assess risk-return objectives, price operations based on risk, determine how economically viable projects are, and value country units and business lines to fulfil our overriding objective of maximizing shareholder value.
As a homogeneous risk measure, we can use economic capital to explain how we distribute risk throughout Santander, bringing together several activities and risk types under a single metric.
Given its relevance to internal management, Santander includes several economic capital-derived metrics from both a capital needs and a risk-return point of view, within a conservative risk appetite framework established at both Group and subsidiary level.
Required economic capital in December 2025 amounted to EUR 70,594 million. Compared to the available economic capital base of EUR 101,053 million, this implies a capital surplus of EUR 30,459 million.
For more information on economic capital, please refer to the capital management chapter of the 'Economic and financial review' in the 2025 annual report.

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2.7. Capital planning and stress tests
Capital stress test exercises are a key tool in banks' dynamic assessments of their risks and solvency. These forward-looking reviews are based on unlikely-but-plausible macroeconomic and idiosyncratic scenarios. They require robust planning models that can translate the effects defined in the projected scenarios to elements that affect solvency.
The ultimate aim of these exercises is to assess risks and solvency thoroughly to determine capital requirements if a bank fails to meet its regulatory and internal capital objectives.
Santander has an internal capital stress and planning process to respond to various regulatory exercises and is a key tool integrated within management and strategy. They aim to ensure sufficient current and future capital, even in unlikely-but-plausible economic scenarios. We estimate results in various business environments (including severe recessions as well as expected macroeconomic environments), based on our initial situation (defined using financial statements, capital base, risk parameters and regulatory and economic ratios) to determine our solvency ratios, usually for a three-year period.
Planning offers a comprehensive view of our capital for the analysed period and in each of the defined scenarios based on regulatory capital and economic capital metrics.
Further information on capital planning and stress exercises can be found in the 'Economic and financial review' chapter in the 2025 annual report.

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2.8. TLAC and MREL
In November 2015, the FSB published the TLAC term sheet based on the previously published principles for crisis management frameworks. It aims to ensure global systemically important banks (G-SIBs) will have the capacity to absorb losses and recapitalize as required to maintain critical functions during and immediately after resolution proceedings without compromising public funds or financial stability.
From 1 January 2022, the TLAC term sheet requires each G-SIB to have an individually set minimum TLAC level that is the greater of 18% of risk-weighted assets and 6.75% of the Basel 3 Tier 1 leverage ratio exposure.
Some jurisdictions have already transposed the TLAC term sheet into law (as is the case in Europe, in the US and in Mexico as of 1 January 2023); however, other jurisdictions where we operate (e.g. Brazil) have yet to do so.
In Europe, the final texts of CRR 2 and BRRD 2, which amend the resolution framework, were published in June 2019. One of the main objectives of this revision was to implement the TLAC requirement in Europe.
The CRR 2, which came into force in June 2019, dictates the 18% minimum requirement for G-SIBs as set in the TLAC term sheet. It must be made up of subordinated liabilities (with the exception of a percentage of senior debt of maximum of 3.5%, with the resolution authority's authorisation).
As of 31 December 2025, the TLAC of the resolution group headed by Banco Santander, S.A. stands at 27.2% of risk-weighted assets and 8.1% of the leverage ratio exposure.
The BRRD 2 was transposed into law in Spain in 2021.
G-SIBs also have a Pillar 2 requirement in addition to the minimum CRR TLAC requirement, owing to the MREL methodology in the BRRD 2.
In May 2025, Banco de España formally communicated the (binding) MREL requirement for the Banco Santander, S.A. Resolution Group (sub-consolidated):
•Until 7 May 2025, the Group needed to meet the minimum requirement set at the highest of 32.39% of the Resolution Group’s RWAs and 12.23% of the Resolution Group’s leverage ratio exposure. Of the total MREL requirement, a minimum subordination level was fixed as the highest of 11.30% of RWAs and 6.22% of the leverage ratio exposure. However, the Resolution Group headed by Banco Santander, S.A.'s minimum subordination is determined by TLAC, not by MREL, as the TLAC subordination requirement is greater. This MREL requirement was based on December 2022 data.

•From 7 May 2025 until new official communication from Banco de España, the Group must meet the minimum requirement set at the highest of 31.92% of the Resolution Group’s RWAs and 12.75% of the Resolution Group’s leverage ratio exposure. Of the total MREL requirement, a minimum subordination level was fixed as the highest of 10.95% of RWAs and 6.27% of the leverage ratio exposure. This MREL requirement is based on December 2023 data.
•As of 31 December 2025, Banco Santander, S.A.'s MREL was 39.7% of RWAs and 15.2% of the leverage ratio exposure and subordinated MREL was 34.0% or RWAs and 13.1% of the leverage ratio exposure. As a result, it met its MREL requirements.

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TLAC 2025	MREL 2025
%	%

Req.A 22.4%

Req.A 36.3%

A: CBR: Combined Buffer Requirement, comprising a Capital Conservation Buffer (2.5%), a G-SII buffer (1.25%), a countercyclical capital buffer (0.59%) and a systemic risk buffer (0.08%).

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The requirement for own funds and eligible liabilities is shown below:

Table 19.EU KM2: Key metrics - G-SII requirement for own funds and eligible liabilities (TLAC)

		Minimum requirement for own funds and eligible liabilities (MREL)	G-SII Requirement for own funds and eligible liabilities (TLAC)
		a	b	c	d	e	f
		Dec'25	Dec'25	Sep'25	Jun'25	Mar'25	Dec'24
	Own funds and eligible liabilities, ratios and components
1	Own funds and eligible liabilities	169,080	84,090	80,403	81,000	94,721	96,205
EU-1a	Of which own funds and subordinated liabilities	144,849
2	Total risk exposure amount of the resolution group (TREA)	425,530	308,832	309,863	306,474	321,250	310,413
3	Own funds and eligible liabilities as a percentage of TREA (row1/row2)	39.73%	27.23%	25.95%	26.43%	29.49%	30.99%
EU-3a	Of which own funds and subordinated liabilities	34.04%	—
4	Total exposure measure (TEM) of the resolution group	1,108,944	1,037,376	998,522	967,665	996,939	981,845
5	Own funds and eligible liabilities as percentage of the TEM	15.25%	8.11%	8.05%	8.37%	9.50%	9.80%
EU-5a	Of which own funds or subordinated liabilities	13.06%
6a	Does the subordination exemption in Article 72b(4) of Regulation (EU) No 575/2013 apply? (5 % exemption		No	No	No	No	No
6b	Aggregate amount of permitted non-subordinated eligible liabilities instruments if the subordination discretion in accordance with Article 72b(3) of Regulation (EU) No 575/2013 is applied (max 3,5 % exemption)		10,809	10,845	10,727	11,244	10,864
6c	If a capped subordination exemption applies in accordance with Article 72b (3) of Regulation (EU) No 575/2013, the amount of funding issued that ranks pari passu with excluded liabilities and that is recognised under row 1, divided by funding issued that ranks pari passu with excluded liabilities and that would be recognised under row 1 if no cap was applied (%)		44.61%	44.02%	40.70%	41.44%	38.32%
	Minimum requirement for own funds and eligible liabilities (MREL)
EU-7	MREL requirement expressed as percentage of the total risk exposure amount	31.92%
EU-8	Of which to be met with own funds or subordinated liabilities	10.95%
EU-9	MREL requirement expressed as percentage of the total exposure measure	12.75%
EU-10	Of which to be met with own funds or subordinated liabilities	6.27%

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Table 20.EU TLAC1 - Composition - G-SII Requirement for own funds and eligible liabilities

		a	b	c
		Minimum requirement for own funds and eligible liabilities (MREL)	G-SII requirement for own funds and eligible liabilities (TLAC)	Memo item: Amounts eligible for the purposes of MREL, but not TLAC
	Own funds and eligible liabilities and adjustments
1	Common Equity Tier 1 capital (CET1)	88,042	88,042	—
2	Additional Tier 1 capital (AT1)	9,196	9,196	—
6	Tier 2 capital (T2)	11,399	11,399	—
11	Own funds for the purpose of Articles 92a CRR and 45 BRRD	108,638	108,638	—
	Own funds and eligible liabilities: Non-regulatory capital elements
12	Eligible liabilities instruments issued directly by the resolution entity that are subordinated to excluded liabilities (not grandfathered)	35,459	35,459	—
EU-12a	Eligible liabilities instruments issued by other entities within the resolution group that are subordinated to excluded liabilities (not grandfathered)	—	—	—
EU-12b	Eligible liabilities instruments that are subordinated to excluded liabilities, issued prior to 27 June 2019 (subordinated grandfathered)	—	—	—
EU-12c	Tier 2 instruments with a residual maturity of at least one year to the extent they do not qualify as Tier 2 items	805	805	—
13	Eligible liabilities that are not subordinated to excluded liabilities (not grandfathered pre cap)	24,295	24,295	—
EU-13a	Eligible liabilities that are not subordinated to excluded liabilities issued prior to 27 June 2019 (pre-cap)	—	—	—
14	Amount of non subordinated instruments eligible, where applicable after application of Article 72b (3) CRR	24,295	10,809	13,486
17	Eligible liabilities items before adjustments	60,559	47,073	13,486
EU-17a	Of which subordinated liabilities items	36,263	36,263	—
	Own funds and eligible liabilities: Adjustments to non-regulatory capital elements
18	Own funds and eligible liabilities items before adjustments	169,196	155,710	13,486
19	(Deduction of exposures between multiple point of entry (MPE) resolution groups)		71,569
20	(Deduction of investments in other eligible liabilities instruments)	116	116	—
22	Own funds and eligible liabilities after adjustments	169,080	84,090	84,990
EU-22a	Of which: own funds and subordinated liabilities	144,849	0	0
	Risk-weighted exposure amount and leverage exposure measure of the resolution group
23	Total risk exposure amount (TREA)	425,530	308,832	116,697
24	Total exposure measure (TEM)	1,108,944	1,037,376	71,569
	Ratio of own funds and eligible liabilities
25	Own funds and eligible liabilities as a percentage of TREA	39.73%	27.23%	12.51%
EU-25a	Of which own funds and subordinated liabilities	34.04%

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Table 20.EU TLAC1 - Composition - G-SII Requirement for own funds and eligible liabilities

		a	b	c
		Minimum requirement for own funds and eligible liabilities (MREL)	G-SII requirement for own funds and eligible liabilities (TLAC)	Memo item: Amounts eligible for the purposes of MREL, but not TLAC
26	Own funds and eligible liabilities as a percentage of TEM	15.25%	8.11%	7.14%
EU-26a	Of which own funds and subordinated liabilities	13.06%
27	CET1 (as a percentage of TREA) available after meeting the resolution group’s requirements	9.23%	9.23%
28	Institution-specific combined buffer requirement		4.42%
29	of which: capital conservation buffer requirement		2.50%
30	of which: countercyclical buffer requirement		0.59%
31	of which: systemic risk buffer requirement		0.08%
EU-31a	of which: Global Systemically Important Institution (G-SII) or Other Systemically Important Institution (O-SII) buffer		1.25%
	Memorandum items
EU-32	Total amount of excluded liabilities referred to in Article 72a(2) of Regulation (EU) No 575/2013		491,522

The creditor ranking is shown below:
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Table 21.EU TLAC3a: creditor ranking - resolution entity

		Insolvency ranking
		1	2	3	4	5	6	7	8	9	Sum of 1 to 9
		(most junior)								(most senior)
1	Description of insolvency ranking	CET1	AT1	Tier 2	Claims from persons specially related to the debtor (including Intragroup liabilities)	Claims from fines	Rest of accrued interests	Rest of contractually subordinated claims	Senior non preferred claims	Ordinary claims
2	Liabilities and own funds	73,856	8,949	11,909	25,906	—	3,132	1,032	37,652	259,706	422,142
3	of which excluded liabilities	—	—	—	—	—	—	—	—	183,559	183,559
4	Liabilities and own funds less excluded liabilities	73,856	8,949	11,909	25,906	—	3,132	1,032	37,652	76,147	238,583
5	Subset of liabilities and own funds less excluded liabilities that are own funds and liabilities potentially eligible for meeting TLAC	73,856	8,949	11,741	—	—	—	—	35,407	24,231	154,184
6	of which residual maturity ≥ 1 year < 2 years	—	—	104	—	—	—	—	9,180	1,415	10,699
7	of which residual maturity ≥ 2 year < 5 years	—	—	3,314	—	—	—	—	15,229	14,008	32,551
8	of which residual maturity ≥ 5 years < 10 years	—	—	8,185	—	—	—	—	10,615	8,154	26,953
9	of which residual maturity ≥ 10 years, but excluding perpetual securities	—	—	—	—	—	—	—	384	654	1,037
10	of which perpetual securities	73,856	8,949	138	—	—	—	—	—	—	82,943
For further information on capital and TLAC instruments main features - Own Funds and Eligible liabilities, see Appendix X and Appendix XI.

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3. GLOBAL RISK VIEW

This chapter focuses on three main sections:

1	Risk management and control model. This section covers the qualitative requirements OVA - Entity's risk management approach and OVB - Information on governance arrangements.	2	Governance. This section covers the qualitative requirements OVA - Entity's approach to risk management and OVB - Information on governance arrangements.	3	Lines of defence. This section covers paragraphs (b), (c) and (d) of the qualitative requirement CRE - Qualitative disclosure requirements related to the IRB approach.

3.1. Risk management and control model
This section covers the qualitative requirements OVA - Institution risk management approach and OVB - Disclosure on governance arrangements.
Our risk management and control model is based on common principles, a solid risk culture, robust governance and advanced processes for managing different risk types.
3.1.1. Risk principles and culture
Risk management and control follow the principles set out below and abide by our risk culture (Risk Pro). These principles are mandatory, meet regulatory requirements, and conform to market best practices:
•All employees are responsible for risk management. They must understand the risks arising from their activities and take ownership for managing them.
•Senior management involvement. Through conduct, actions and communications, senior management promotes consistent risk management, fosters our risk culture, and oversees that the risk profile remains within the appetite set.
•Independence: Risk management and control functions operate independently according to our three-lines-of-defence model, with clearly defined roles and responsibilities.
•Holistic, forward-looking approach: We take a comprehensive approach to risk management and control that extends to all businesses and risk types that could have a material impact. This approach is forward-looking and considers trends across several time horizons and scenarios.
•Corporate oversight of subsidiaries: The corporate centre sets minimum risk management and control standards through reference documents. Subsidiaries are responsible for translating these standards into their own internal policies and procedures.

Risk culture - Risk Pro
One of the pillars of the Group’s culture — The Santander Way — is our solid risk culture, Risk Pro (or I AM RISK in the US), a key lever in the Group’s purpose of helping people and businesses prosper.
Risk Pro first and foremost reflects each employee’s individual responsibility for the risks they take in their day-to-day activity, as well as their contribution to the proper and responsible identification, assessment and management of those risks.
Our risk culture is embedded in every stage of the employee life cycle: talent selection, training, day-to-day work, remuneration and recognition.
For more details about Group's risk culture, see the section '6.1. Corporate culture' of the 'Sustainability, Statement' chapter.

Access 2025 annual report available on the Santander Group website
3.1.2. Types of risk
Grupo Santander has measures and procedures in place to identify, measure, manage, control and report the risks that occur in our day-to-day activities and also for operations in special circumstances.
In addition, for each key risk type, the risk and compliance functions have appropriate internal standards that set out all processes and tools, roles and responsibilities, and the requirements for proper governance, which helps establish an appropriate control environment.

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Grupo Santander´s risk classification is based on our corporate risk framework and includes:

1
Credit risk is the risk of loss arising from the failure of a customer or counterparty to meet its obligations to which the Santander Group has provided financing or entered into a contractual commitment, or from the deterioration of their credit quality.

2
Market risk is the risk incurred because of adverse movements in the factors that determine the market value of financial instruments, such as interest rates, exchange rates, equity prices and commodities, among others.

3	Liquidity risk is the risk of not having the needed liquid financial resources to meet obligations as they fall due or needing to obtain them at high cost.
4
Structural risk is the risk of changes in the value or margin generation of the assets or liabilities in the banking book resulting from changes in market and behavioural factors. It also includes risks associated with insurance and pension activities, as well as the risk of not having an adequate amount or quality of capital to meet internal business objectives, regulatory requirements, or market expectations.

5
Operational risk is the risk of loss resulting from inadequate or failed internal processes, people or systems, or from external events, including legal risk, regulatory and conduct compliance risks, model risk and risk categories such as fraud, technology and cyber.

6
Financial crime risk is the risk arising from the potential misuse of the Group’s resources, products, or services for criminal or illicit purposes, including money laundering, terrorist financing, violation or evasion of international sanctions programmes, proliferation financing and other predicate offences (corruption, bribery, etc.).

7
Model risk is the risk of potential negative consequences arising from decisions based on poorly developed, poorly implemented or incorrectly used models, which could lead to financial losses, inadequate commercial or strategic decisions or damage to the Group's operations.

8
Reputational risk is the risk of actual or potential negative economic impact to the bank due to damage to the perception of the bank among employees, customers, shareholders/investors, and society at large.

9
Strategic risk is the risk of losses or damage arising from strategic decisions or their poor implementation, that affect the medium and long term interests of our key stakeholders, or from an inability to adapt to changes in the environment.

These risks may be affected by a range of factors that we need to identify and assess in a manner consistent with regulatory requirements and prevailing industry practices. These include: geopolitical developments (international conflicts, economic and monetary policy decisions, new regulations or trade tensions); digital and transformation initiatives linked to changes in technology or business models; and sustainability factors, including natural and climate-related drivers (such as extreme events and the depletion or scarcity of natural resources, and impacts arising from the transition to a more sustainable economy), social factors (related to human rights, wellbeing and interests), and good governance practices, both within Grupo Santander and across the stakeholders with whom we interact.

3.1.3. Risk management processes and tools
Grupo Santander has the following processes and tools to carry out an effective risk management :
A. Risk appetite and structure of limits
Risk appetite is the aggregate level and types of risk we deem prudent for our business strategy, even in unforeseen circumstances.
It is expressed through qualitative statements and quantitative limits and metrics representative of the bank’s desired risk profile, covering all material risks to which we are exposed.
To promote a comprehensive and forward-looking coverage of these risks, we apply common corporate methodologies for risk identification and assessment across geographies and activities, including emerging risk analysis and risk and control self-assessments (RCSA). These processes support the timely identification of structural and evolving risks, including those arising from geopolitical developments and broader macro-financial conditions, and inform the calibration and ongoing review of the Group’s risk appetite.
Santander structures its risk appetite across five axes, which together provide a holistic view of the risks incurred in the development of our business model.
The main elements underpinning Santander’s risk appetite and defining our business model are:
•a medium-low, predictable target risk profile, customer focus, internationally diversified operations and a significant market share;
•stable, recurrent earnings and shareholder remuneration, sustained by a sound base of capital, liquidity and sources of funding;
•autonomous subsidiaries that are self-sufficient in terms of capital and liquidity to safeguard their risk profiles against compromising the Group’s profile;
•an independent risk function and a senior management actively engaged in supporting a robust control environment and risk culture; and
•a conduct model that protects our customers and our Simple, Personal and Fair culture.
Risk appetite is governed throughout the Group by the following principles:
•Risk appetite is part of the board's duties. The board prepares the risk appetite statement (RAS) for the whole Group every year. Through a cascading-down process, each subsidiary's board also sets its own risk appetite.
•Comprehensiveness and forward-looking approach. Our appetite includes all material risks to which we are exposed and defines our target risk profile for the current and medium term, with a forward-looking view that considers stress scenarios.

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•Common standards embedded in the day-to-day risk management. The Group shares the same risk appetite model, which sets common requirements for processes, metrics, governance bodies, controls and standards. This facilitates the effective and traceable embedding of risk appetite into more granular management policies and limits across our subsidiaries.

RAF

RAS (Risk appetite statement and limits)
Group's RAS

	RAS Unit 1	RAS Unit 2	RAS Unit n

RAF management limits
Global limits & policies	Risk limits & policies Unit 1	Risk limits & policies Unit 2	Risk limits & policies Unit n

RAF Risk appetite framework
•Continuous monitoring and adaptation. Risk appetite is regularly monitored, reviewed and updated to reflect changes in market conditions, regulatory requirements and supervisory expectations. Compliance with risk appetite limits is monitored on a regular basis through dedicated reporting to senior management and the board and its committees. Breaches or potential breaches are subject to predefined escalation, remediation and follow-up processes, with oversight proportionate to their materiality through senior management and the Group’s governing bodies.
•Alignment with strategy and business plans. Before approving the three-year strategic plans, annual budget, and capital and liquidity plans, the Group verifies their consistency with the limits set in the Risk Appetite Statement. We promote the alignment of strategic and business plans with our risk appetite by:
–considering the risk appetite, long-term strategic view and the risk culture when drafting strategic and business plans.
–challenging business and strategic plans against the risk appetite. Misalignments trigger a review of either the three-year strategic plan (to make sure we stay within RAS limits) or risk appetite limits, with independent governance.
–continuous monitoring of risk appetite compliance through the three lines of defence model.
Through this framework, Santander establishes clear boundaries for risk-taking, promotes consistency between strategy and risk tolerance, and reinforces the board’s oversight of the Group’s risk profile. This approach underpins the resilience of our capital and liquidity position and supports the sustainable execution of our business model across the economic cycle.
B. Risk profile assessment (RPA)
At Grupo Santander we identify, assess and determine the risk profile for all risks arising from our activities. Our risk framework, which we review every year, defines the key risk types based on the main risk identification and assessment exercises.
Risk identification covers all processes to detect internal and external risks and vulnerabilities we face. These processes raise awareness among the responsible functions and form the starting point for managing and controlling those risks.
Risk assessment comprises the processes to determine, both quantitatively and qualitatively, the relevance of the risks identified. It considers both inherent risks, before mitigants and controls, and the level of residual risk.
We systematically assess the Group’s risk profile and that of its subsidiaries using a single RPA methodology. This methodology rests on fundamental principles: shared accountability of all functions, efficiency, common methodologies, full coverage, materiality and a focus on corrective and mitigating actions.
Risk profile calculation uses a scoring system with four materiality categories (low, medium-low, medium-high and high). This system helps monitor the risk appetite approved by the board of directors. It also provides a global view of risks at a given point in time, identifies weaknesses in management and possible deviations from the business plan, and supports corrective action. This approach reflects prudent risk management, underpinned by strong capital ratios and sound liquidity levels.

Access 2025 annual report available on the Santander Group website

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3.2. Governance
This section covers the qualitative requirements OVA - Institution risk management approach and OVB - Disclosure on governance arrangements.
Except for matters discussed by the general shareholders meeting, the board of directors is the highest decision-making body of Banco Santander, performing its duties with unity of purpose and independence of judgement. The board's policy is to delegate day-to-day management and the execution of strategy to the executive bodies and the management team, focusing on the performance of its general supervisory function.
3.2.1. Board of directors
Size
As of 31 December 2025, the board of directors comprised 15 members, whose profile and background are described in section 4.1 'Our directors' of the 'Corporate governance' chapter of the 2025 annual report. The By-laws dictate that the board must be composed of no less than 12 and no more than 17 members.
Composition by type of director
The board of directors has a balanced composition between executive and non-executive directors, most of whom are independent. Each director’s status has been verified by the nomination committee.

Our Board composition
For more details on the actual knowledge, skills and experience of the members of the board of directors, as well as on the appointment, renewal and succession of directors, see chapter 'Corporate governance' of the 2025 annual report.
3.2.1.1. Diversity
A diverse board of directors is essential to its effectiveness. Mixed skills, experiences and points of view create an environment that promotes independent opinion and constructive debate and ensures proper decision-making. Thus, we seek to achieve a sound balance of technical expertise, experience and broad diversity in the composition of the board.
Our policy on the selection, suitability assessment and succession of directors helps make our board more diverse in terms of gender, age, geographical provenance, experience and knowledge.
Moreover, our policy stipulates that board member selection must avoid any form of implicit bias that could lead to forms of discrimination based on disability, race, ethnic origin or other factors.
For more information on board diversity at Banco Santander, see 'Corporate governance' chapter of the 2025 annual report.
3.2.1.2. Board committees
The existing board committees are: executive committee, audit committee, appointments committee, remuneration committee, risk oversight, regulation and compliance committee, responsible banking, sustainability and culture committee, and innovation and technology committee.
Board committees support the board in three main areas:
•Managing the Group by exercising decision-making powers through the executive committee.
•Supervising and making important decisions through the audit committee, nomination committee, remuneration committee and risk supervision, regulation and compliance committee.
•Formulating strategy for core areas through the responsible banking, sustainability and culture committee, and the innovation and technology committee.
For more details see the 'Corporate governance' chapter of the 2025 annual report.

Access 2025 annual report available on the Santander Group website
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3.2.2. Risk governance structure
The board of directors is ultimately responsible for risk and compliance management and control. It revises and approves the bank's risk frameworks and appetite while promoting a strong risk culture across the Group. The board relies on its risk supervision, regulation and compliance committee for risk control and on the Group’s executive committee for risk approval.

For more details on board committees, see the 'Corporate governance' chapter and 'Risk management and compliance' chapter of the 2025 annual report.

Access 2025 annual report available on the Santander Group website
3.3. Lines of defence
In this section, the provisions of letters (b), (c) and (d) of the CRE - Qualitative disclosure requirements related to IRB approach requirement
Our model of three lines of defence effectively manages and controls risks:
•First line: formed by business functions, as well as all other functions that generate risk, constitute the first line of defence. They must establish an appropriate environment to manage all risks associated with the business and support compliance with internal policies and regulation. Risk management must operate within the approved risk appetite and associated limits. The first line executes mitigation plans for risks where weaknesses are identified in its control environment.
•Second line: formed by the risk and compliance functions. It independently oversees and challenges the risk management activities that the first line carries out.
•Third line: the internal audit function is independent and provides the board of directors and senior management with assurance on the quality and effectiveness of internal controls, governance and risk management systems, while assessing compliance with applicable regulations and helping safeguard our value, solvency and reputation.
The risk, compliance and internal audit functions have an appropriate degree of separation and independence. Each has direct access to the board of directors and its committees: the risk and compliance functions report to the risk supervision, regulation and compliance committee, and the internal audit function reports to the audit committee.
3.3.1. Second line of defence
The duties of the second line of defence are to help verify that Grupo Santander manages risks in line with the risk appetite established and to promote a strong risk culture across the organization.
3.3.2. Third line of defence
The Internal Audit applies the definition of the Institute of Internal Auditors. It is a permanent function and is independent of all other functions and units. Its mission is to provide the board of directors and senior management with independent assurance with regard to the quality and efficacy of the systems and internal control, risk (current and emerging) management and governance processes, helping to safeguard the organisation's value, capital adequacy and reputation. It evaluates:
•The efficacy and efficiency of the processes and systems referred to above.
•Compliance with applicable legislation and the requirements of supervisory bodies.
•The reliability and integrity of financial and operating information.
•The integrity of capital.
Internal Audit is the third line of defence, acting independently.
Its scope of work encompasses:
•All group entities over which the group exercises effective control.
•Separate asset pools (for example, investment funds) managed by the entities mentioned in the previous section.
•All entities (or separate asset pools) not included in the previous points for which there is an agreement for the group to provide internal audit functions.
The Internal Audit is guided by the following principles in this work: (i) Independence, objectivity and impartiality, (ii) Integrity, ethical behaviour and confidentiality of the information handled and its findings, (iii) Competence and professional qualifications of the auditors, (iv) Quality of the work, (v) Value creation, (vi) Adequate collaboration with other control functions in the group and with the external auditors and other assurance providers working within the organisation, (vii) A smooth relationship with the supervisory bodies and (viii) Compliance with international standards for the function.
The Internal Audit's authority comes directly from the board of directors. Internal Audit reports to the board audit committee and complies with the reporting requirements it receives from the committee in the discharge of its duties.
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However, as an independent unit, it reports regularly to the board of directors, at least twice a year and when it deems it necessary, direct access to the board is enabled.
In addition, it organises its activities with the flexibility necessary to adapt to the Group's current structure and circumstances and to achieve its objectives with maximum effectiveness and efficiency.
The Group Chief Audit Executive is responsible for submitting a corporate framework for the Internal Audit to the board of directors for approval and subsequent implementation. This corporate framework sets out the global function and the way in which it is to be performed, as well as any changes which arise from its regular reviews.
A plan based on an assessment of the risks to which the group is exposed is provided by the Internal Audit and submitted to the audit committee. It is subsequently submitted to the board of directors, which needs to approve it. In terms of solvency, this plan is defined, among others, in accordance with supervisory and regulatory requirements, the risk assessment process and the cycle of capital audits, taking into account the results of engagements in previous years and other criteria, such as the implementation rate of recommendations issued, the results of regulatory inspections, requests made by supervisory authorities and changes in mandatory regulations.
The scope of Santander´s Group capital functions includes, mainly, the capital measurement and reporting processes, as well as, the adequacy, planning and management. It also performs other tasks focusing on transversal issues with significant impact on the Group's solvency, such as analysis of credit portfolios and accounting provisions, risk management processes, strategic process analysis, assessment of internal control processes and data quality, etc.
Regarding the models used for capital calculation, in accordance with the EBA document 'ECB Guide to Internal Models' of July 2025 (General Aspects, point 5), the Internal Audit performs a risk assessment exercise on the models used to calculate capital, identifying main focus of review and the greatest risks in the following major lines of action:
•Reviewing compliance with the Group's internal governance model and supervisory requirements for the approval and maintenance of advanced models.
•Managing models and their adequacy and integration.
•Analysing the accuracy of risk measurement. Checking, through analysis and tests on the quality, consistency and integrity of the Basel databases, that the methodology used in constructing the risk parameter models is consistent with their intended uses and complies with corporate standards and regulatory requirements as well as, the adequacy of internal validation function.
•Review of the regulatory capital calculation and reporting process, verifying compliance with existing regulations.
•Analysing the technical aspects and applications of the technological environment.
The key processes of the internal audit function are the activities that allow to develop the function according to the following detail:

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3.3.3. Internal Audit - Key processes

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4. CREDIT RISK

Credit risk occurs from the potential financial loss arising from the failure of a customer or counterparty to meet its obligations to which the Santander Group has provided financing or entered into a contractual commitment, or from the deterioration of their credit quality.
This chapter provides a detailed analysis of Grupo Santander´s credit risk profile from several perspectives: region, activity sector, residual maturity, etc with a focus on regulatory indicators (EAD and RWA).

RWA by geography
Excludes Counterparty Credit risk

■	Spain	33%
■	Rest of Europe	17%
■	Brazil	14%
■	UK	11%
■	Rest of South America	8%
■	USA	11%
■	Rest of North America	5%

Main figures
EUR million	Total risk exposure amounts		Total own funds req.
	2025	2024	2025	2024
Credit risk (excluding CCR)[1]	471,745	499,560	37,740	39,965
Of which, standardized approach (SA)	280,993	283,612	22,479	22,689
Of which, the foundation IRB (FIRB) approach	52,965	59,981	4,237	4,798
Of which, slotting approach[2]	15,018	13,840	1,201	1,107
Of which, equities under the simple risk weighted approach	3,250	4,724	260	378
Of which, the advanced IRB (AIRB) approach	114,036	129,919	9,123	10,394
Counterparty credit risk - CCR	14,081	18,089	1,127	1,447
Of which, the standardized approach	11,816	15,035	945	1,203
Of which, internal model method (IMM)	—	—	—	—
Of which, exposures to a CCP	372	294	30	24
Of which, other CCR	1,894	2,761	152	221
Credit valuation adjustments risk - CVA risk	2,461	679	197	54
Settlement risk	555	173	44	14
Securitisation exposures in the non-trading book (after the cap)	16,683	15,705	1,335	1,256
(1) It includes equities under the PD/LGD approach.
(2) Correction from the mapping indicated by supervisor to {C 08.01, r0020, c0260, s0010} + {C 08.01, r0030, c0260, s0010}.

RWA variation
EUR million

(5.57)%
4.1. General aspects
This section covers the CRA - General qualitative information about credit risk. It also complies with (d), (e), (f) and (g) of the OVA Requirement - Institution risk management approach.
Credit risk identification, analysis, decision-making and control processes at Santander Group are supported by a holistic view of the credit risk cycle, covering the transaction, the customer and the portfolio.
Credit risk identification enables active management and effective portfolio control. We identify and classify external and internal risks in each business in order to adopt corrective and mitigating measures when needed.

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4.2. Capital requirements for credit risk
The following table shows the main changes in capital requirements for credit risk in the year:

Table 22.Credit risk capital requirements movements
EUR million
	RWAs	Capital requirements
Starting amount (31/12/2024)	533,207	42,657
Asset size	11,960	957
Asset quality	(1,814)	(145)
Model updates	2,636	211
Methodology and policy	(26,227)	(2,098)
Acquisitions and disposals	470	38
Foreign exchange movements	(17,564)	(1,405)
Other	—	—
Ending amount (31/12/2025)	502,668	40,213
Credit Risk, Counterparty Credit Risk (without CCPs or CVAs), Settlement Risk and Securitisations
Credit risk RWA decreased in 2025 by -€30.539 billion. This decline is mainly explained by methodology and policy, in particular the changes introduced by the new CRR3 capital regulation, which had an impact of -€27.310 billion (mainly in advanced models due to the removal of the scaling factor, the application of the effective maturity (M) in F-IRB and the reduction of unsecured LGD for corporate exposures under the F-IRB approach) and, to a lesser extent, by asset quality. These decreases were offset by increases in asset size driven by broad-based business growth, mitigated by the securitisations carried out during the year (-€24.621 billion), by the evolution in credit quality (-€1.814 billion) and by model updates (+€2.636 billion). RWA also decreased due to the impact of foreign exchange movements of -€17.564 billion (mainly the US dollar and sterling).

RWA Evolution of Credit risk (excluding counterparty credit risk, securitisations and others)
Million euros

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4.2.1. IRB roll-out plan and supervisory approval
This section covers the letter (a) of the qualitative requirement CRE - Qualitative disclosure requirements related to IRB approach.
Santander has supervisory approval to use advanced approaches for calculating regulatory capital for credit risk for the parent and its main subsidiaries in Spain, the United Kingdom and Portugal and for some portfolios in Germany, Mexico, Brazil, Chile, Nordic countries (Sweden, Finland and Norway), France and the United States.
Santander Group is committed to the continuous monitoring and periodic update of our current IRB rating systems and, to achieve this, a model plan is executed annually as part of our business-as-usual operating framework.

In terms of future plans, the Decision Letter received from the ECB has confirmed the approval of the main pillars of Santander Group IRB strategy, based on a solidly supported relationship of global businesses and exposure classes, along with materiality thresholds and modellability criteria. The strategy assures the regulatory compliance and achieves a balanced combination of simplicity, feasibility and capital protection, and will allow Santander Group to grow under a well-defined and consistent across geographies IRB/Standardized landscape: Retail business under AIRB, Commercial/Corporate customer businesses under FIRB, and Payments/ Credit Cards under Standardized approach. The outcome of the strategy implies reversions to less sophisticated approaches (IRB to Standardized and AIRB to FIRB) that will be completed during 2026, mid-term completion of on-going roll out plans and long-term plans to prepare new IRB models for key Retail portfolios in America.
The following table shows the geographical scope of the internal models for credit risk (AIRB or FIRB) in the various portfolios:

List of authorised IRB models by legal entity

Country	Legal Entity	IRB portfolio (AIRB or FIRB)
UK	Santander UK PLC	Institutions, Corporates Project Finance, Mortgages, Qualifying Revolving, Other Retail.
	Abbey National Treasury Services	Institutions, Corporates Project Finance.
	Abbey Covered Bonds LLP	Institutions
Spain	Banco Santander, S.A.	Institutions, Corporates, Corporates SMEs, Corporates Project Finance, Mortgages, Qualifying Revolving, Retail SMEs, Other Retail
	Santander Factoring y Confirming S.A.	Institutions, Corporates, Corporates SMEs, Corporates Project Finance, Mortgages, Retail SMEs, Other Retail
	Santander Lease, S.A. E.F.C.	Institutions, Corporates, Corporates SMEs, Mortgages, Retail SMEs, Other Retail
	Santander Consumer EFC, S.A.	Corporates, Corporates SMEs, Qualifying Revolving, Other Retail.
	Santander Consumer Finance, S.A.	Corporates, Corporates SMEs, Qualifying Revolving, Other Retail.
Portugal	Banco Santander Totta	Institutions, Corporates, Corporates SMEs, Corporates Project Finance, Mortgages, Qualifying Revolving, Retail SMEs, Other Retail.
Brazil	Banco Santander Brasil	Corporates
	Santander Brasil EFC	Corporates
Germany	Santander Consumer Bank AG	Corporates, Corporates SMEs, Mortgages, Revolving and Other Retail
Mexico	Banco Santander México	Institutions, Corporates, Corporates SMEs, Corporates Project Finance
USA	Santander Bank, National Association	Corporates
France	Banque Stellantis France	Corporates, Corporates SMEs, Retail SMEs, Other Retail
Nordics	Santander Consumer Bank A.S.	Other Retail
	Santander Consumer Finance OY	Other Retail
Chile	Banco Santander - Chile	Institutions and Corporates

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The following table shows the extent of use of the IRB and standard methods for each exposure category as of December 31, 2025:

Table 23.CR6-A - Scope of the use of IRB and SA approaches

		2025
	EUR million	Exposure value as defined in Article 166 CRR for exposures subject to IRB approach	Total exposure value for exposures subject to the Standardised approach and to the IRB approach	Percentage of total exposure value subject to the permanent partial use of the SA (%)	Percentage of total exposure value subject to IRB approach (%)	Percentage of total exposure value subject to a roll-out plan (%)
		a	b	c	d	e
1	Central governments or central banks	—	464,456	100.00%	—	—
2	Regional governments or local authorities	2,569	25,591	87.09%	10.04%	2.87%
3	Public sector entities	310	5,180	91.11%	5.98%	2.91%
4	Institutions	—	31,690	47.98%	21.47%	30.55%
5	Corporates	214,142	399,382	29.37%	53.61%	17.01%
5.1	Of which Corporates - General	—	318,578	35.72%	45.46%	19.32%
5.2	Of which Corporates - Specialised lending	—	30,005	5.34%	79.88%	14.78%
5.2.1	Of which Corporates - Specialised lending, excluding slotting approach	—	—	—	0	0
5.2.2	Of which Corporates - Specialised lending under slotting approach	—	30,005	5.34%	79.88%	14.78%
5.3	Of which Corporates - Purchased Receivables	—	50,800	3.75%	100.00%	—
6	Retail	347,528	684,725	21.19%	50.75%	28.06%
6.1	Of which Retail – Qualifying revolving	—	48,966	12.68%	22.12%	65.21%
6.2	Of which Retail – Secured by residential immovable property	—	395,653	5.12%	70.67%	24.21%
6.3	Of which Retail - Purchased Receivables	2,125	2,829	6.68%	100.00%	—
6.4	Of which Retail - Other retail exposures	54,918	237,112	46.26%	23.16%	30.58%
7	Equity	2,974	8,462	64.86%	35.14%	—
EU 7a	Collective investment undertakings (CIU)	567	897	36.83%	63	—
8	Other non-credit obligation assets	1,160	303,965	99.62%	0.38%	—
9	Total	576,055	1,924,349	56.00%	29.93%	14.06%

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The following table shows the geographical scope of portfolios using the internal models approach (IMA) for market risk:

List of authorised IMA models by legal entity

Country	Legal entity	IMA portfolio (product)
Spain	Banco Santander, S.A.	Trading book
	Santander London Branch	Trading book
Chile	Banco Santander - Chile	Trading book
	Santander Investment Chile Limited	Trading book
	Santander Corridors de Bolsa Limited	Trading book
Mexico	Banco Santander México	Trading book
	Casa de Bolsa Santander, S.A. de C.V.	Trading book

¤	For further information on the market risk, see chapter 7.
As regards operational risk, Santander Group applies the standardised approach to calculate regulatory capital as provided for in CRR3. In 2017, the European Central Bank authorised the use of the Alternative Standardised Approach to calculate capital requirements on a consolidated basis in Banco Santander México, in addition to the approval granted in Brazil in 2016.

¤	For further information on the operational risk, see chapter 8.

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4.2.2. Internal ratings-based approach (IRB)
The following table shows the main variations in IRB credit risk RWA:

Table 24.CR8 - RWEA flow statements of credit risk exposures under the IRB approach
	EUR million
		Three months ended Dec'25	Twelve months ended Dec'25	Three months ended Dec'24	Twelve months ended Dec'24
		a
		RWA	RWA	RWA	RWA
1	Risk weighted exposure amount as at the end of the previous reporting period	193,207	213,341	231,597	217,701
2	Asset size	(1,996)	5,251	(20,313)	(22,867)
3	Asset quality	(344)	(1,814)	(965)	(2,584)
4	Model updates	—	2,553	—	8,307
5	Methodology and policy	—	(23,561)	858	12,414
6	Acquisitions and disposals	—	—	—	—
7	Foreign exchange movements	(263)	(5,164)	2,164	369
8	Other	—	—	—	—
9	Risk weighted exposure amount as at the end of the reporting period	190,605	190,605	213,341	213,341

	Credit Risk, Counterparty Credit Risk (without CCPs or CVAs), Settlement Risk and Securitisations
IRB credit risk assets decreased by -€22,736 Bn in 2025. This decrease is mainly due to changes introduced in the new CRR3 capital regulation, which had an impact of -€23,561 Bn (mainly in advanced models due to the removal of the scaling factor, the application of the effective maturity (M) in F-IRB and the reduction of unsecured LGD for corporate exposures under the F-IRB approach) and, to a lesser extent, to asset quality. These decreases are offset by increases in asset size (+€5,251 Bn) and the updating of mortgage models in Spain and the United Kingdom (+€1,185 Bn), retail portfolios in SC Norway (+€884 Bn) and unsecured personal loans and bank accounts in the United Kingdom (+€484 Bn). Finally, risk assets also decreased due to the impact of exchange rates, which amounted to -€5,164 Bn (mainly due to the dollar and the pound).

The distribution of exposures and average parameters by segments and geographies in IRBs without default, equities or specialised financing is shown below:

Table 25.IRB Exposures and parameters by segment and geography
EUR million
										2025
	Central governments and central banks	Regional governments	Public sector entities	Institutions	Corporates	Retail Mortgages	Retail SME	Retail Other	Retail Qualifying Revolving	Total
Santander Group
EAD	0	2,700	310	18,686	207,740	279,652	1,864	55,869	10,831	577,653
Average LGD in %	—%	19.41%	47.15%	43.90%	39.75%	15.08%	55.73%	42.53%	83.56%	28.99%
Average PD in %	—%	0.90%	1.98%	0.13%	2.43%	2.44%	9.50%	6.77%	4.20%	3.45%
Europe
EAD	0	288	310	17,116	158,878	279,652	1,864	55,869	10,831	524,807
Average LGD in %	—%	20.71%	47.15%	43.84%	39.93%	15.08%	55.73%	42.53%	83.56%	28.04%
Average PD in %	—%	1.45%	1.98%	0.14%	2.26%	2.44%	9.50%	6.77%	4.20%	3.54%
North America
EAD	0	2,413	0	1,117	16,679	0	0	0	0	20,210
Average LGD in %	—%	19.26%	—%	44.34%	38.35%	—%	—%	—%	—%	36.40%
Average PD in %	—%	0.83%	—%	0.07%	1.45%	—%	—%	—%	—%	1.32%
South America
EAD	0	0	0	453	32,183	0	0	0	0	32,636
Average LGD in %	—%	—%	—%	45.00%	39.64%	—%	—%	—%	—%	39.71%
Average PD in %	—%	—%	—%	0.06%	3.77%	—%	—%	—%	—%	3.30%
Default not included
EAD including counterparty credit risk, does not include neither equities nor specialised lending.

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The tables in this section show, for each business segment and credit rating (internal and Standard & Poor’s) the value of exposures, credit risk parameters and capital under the IRB approach distinguishing between foundation IRB (FIRB) and advanced IRB (AIRB).

Table 26.Credit risk exposures by exposure class
AIRB

EUR million												2025
Exposure class	Original on-balance-sheet gross exposures	Off-balance-sheet exposures pre-CCF	Average CCF	EAD post CRM and post CCF	Average PD	Number of obligors	Average LGD	Average maturity	RWA	RW	EL	Value adjustments and provisions
Regional governments and local authorities	3,115	245	23.51%	2,571	0.90%	202	18.79%	3.79	949	36.93%	5	(9)
Corporates	46,021	22,155	26.68%	48,035	5.45%	98,078	43.44%	1.94	36,380	75.74%	1,298	(1,533)
Public Sector Entities	99	21	1.88%	99	6.04%	16	51.71%	3.39	97	97.98%	5	(4)
Purchased receivable	6,632	453	0.95%	5,855	5.95%	17,386	53.62%	0.31	5,286	90.27%	228	(206)
Retail – Secured by residential immovable property	272,732	15,955	44.38%	279,652	2.44%	2,202,241	15.08%	—	40,293	14.41%	1,115	(682)
Retail – Purchased receivables	2,302	—	40.00%	1,864	9.50%	60,957	55.73%	—	1,267	67.94%	131	(112)
Retail – Qualifying revolving (QRRE)	3,225	17,900	42.16%	10,831	4.20%	19,872,053	83.56%	—	4,460	41.18%	394	(217)
Retail- Other retail exposures	56,349	6,599	43.73%	55,864	6.77%	10,685,163	42.53%	—	25,305	45.30%	2,060	(1,784)
Total	390,475	63,328	37.09%	404,771	3.52%	32,936,096	24.84%	1.85	114,037	28.17%	5,236	(4,547)

Table 26.Credit risk exposures by exposure class
FIRB

EUR million												2025
Exposure class	Original on-balance-sheet gross exposures	Off-balance-sheet exposures pre-CCF	Average CCF	EAD post CRM and post CCF	Average PD	Number of obligors	Average LGD	Average maturity	RWA	RW	EL	Value adjustments and provisions
Institutions	5,323	8,364	21.16%	7,844	0.20%	1,040	42.87%	1.00	1,992	25.39%	7	(5)
Corporates - Other	86,922	143,093	21.74%	103,617	1.74%	19,551	36.76%	2.00	45,011	43.44%	692	(790)
Regional governments	—	—	0.00%	—	0.00%	—	0.00%	—	—	0.00%	—	—
Public Sector Entities	211	—	0.00%	211	0.07%	1	45.00%	5.00	124	59.05%	—	—
Purchased Receivable	34,804	2,250	5.48%	34,859	0.58%	3,569	40.71%	—	6,998	20.08%	80	(46)
Total	127,260	153,707	21.47%	146,531	1.38%	24,161	38.04%	1.47	54,125	36.94%	779	(841)

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Table 27.CR6 - AIRB approach - Credit risk exposures by exposure class and PD range
EUR million
												2025
PD range	On-balance sheet exposures	Off-balance-sheet exposures pre-CCF	Exposure weighted average CCF	Exposure post CCF and post CRM	Exposure weighted average PD (%)	Number of obligors	Exposure weighted average LGD (%)	Exposure weighted average maturity (years)	Risk weighted exposure amount after supporting factors	Density of risk weighted exposure amount	Expected loss amount	Value adjust-ments and provisions
	a	b	c	d	e	f	g	h	i	j	k	l
Regional governments
0.00 < 0.15	—	—	—%	—	—%	—	—%	—	—	—%	—	—
0.00 to < 0.10	—	—	—%	—	—%	—	—%	—	—	—%	—	—
0.10 to < 0.15	—	—	—%	—	—%	—	—%	—	—	—%	—	—
0.15 < 0.25	—	—	—%	—	—%	—	—%	—	—	—%	—	—
0.25 < 0.50	—	4	1.60%	—	0.49%	3	50.19%	1	—	60%	—	—
0.50 < 0.75	1,425	77	27.02%	898	0.69%	28	13.77%	4	256	28%	1	(2.00)
0.75 < 2.50	1,669	155	23.41%	1,652	0.97%	87	21.50%	3	681	41%	3	(7.00)
0.75 to < 1.75	1,656	154	23.42%	1,638	0.96%	86	21.27%	3	662	40%	3	(6.00)
1.75 to < 2.50	14	—		14	2.44%	1	48.98%	3	19	136%	—	—
2.50 < 10.00	20	6	6.70%	20	3.26%	68	19.81%	3	13	62%	—	—
2.50 to <5	20	6	6.06%	20	3.24%	62	19.73%	3	12	62%	—	—
5 to <10	—	—	22.31%	—	6.08%	6	29.97%	2	—	100%	—	—
10.00 < 100.00	1	3	0.54%	1	43.86%	14	19.25%	—	1	94%	—	—
10 to < 20	—	—		—	—	100.00			—	—	—	—
20 to < 30	—	—		—	—				—	—	—	—
30 to < 100	1	3	0.54%	1	43.86%	13	19.25%	—	1	94%	—	—
100.00 (Default)	—	—		—	100.00%	2	90.85%	1	—	20%	—	—
Subtotal (exposure class)	3,115	245	23.51%	2,571	0.90%	202	18.79%	4	949	37%	5	(9)
Total (all exposures classes AIRB)	390,474	63,328	37.09%	404,772	3.52%	32,936,096	24.84%	2	114,036	28%	5,234	(4,547)

Index	Introduction ●	Capital ●	Risks ●	Remuneration ●	Appendices ●

Table 27.CR6 - AIRB approach - Credit risk exposures by exposure class and PD range
EUR million

PD range	On-balance sheet exposures	Off-balance-sheet exposures pre-CCF	Exposure weighted average CCF	Exposure post CCF and post CRM	Exposure weighted average PD (%)	Number of obligors	Exposure weighted average LGD (%)	Exposure weighted average maturity (years)	Risk weighted exposure amount after supporting factors	Density of risk weighted exposure amount	Expected loss amount	Value adjust-ments and provisions
	a	b	c	d	e	f	g	h	i	j	k	l
Corporates - Other
0.00 < 0.15	77	107	17.06%	99	0.11%	163	37.91%	4	35	36%	—	—
0.00 to < 0.10	2	—	55.20%	2	0.07%	73	52.18%	3	1	32%	—	—
0.10 to < 0.15	76	107	16.91%	97	0.11%	90	37.64%	4	35	36%	—	—
0.15 < 0.25	1,820	662	10.45%	3,560	0.21%	2,208	37.05%	2	948	27%	1	(1.00)
0.25 < 0.50	6,600	4,651	32.98%	9,085	0.38%	13,092	46.96%	2	5,540	61%	13	(23.00)
0.50 < 0.75	9,521	3,965	31.48%	11,022	0.60%	18,207	43.76%	2	7,127	65%	26	(15.00)
0.75 < 2.50	16,839	6,779	29.04%	15,602	1.50%	35,394	42.78%	2	13,403	86%	102	(86.00)
0.75 to < 1.75	11,841	4,442	29.53%	11,247	1.24%	23,310	42.21%	2	9,028	80%	58	(44.00)
1.75 to < 2.50	4,998	2,337	28.11%	4,356	2.17%	12,084	44.23%	2	4,376	100%	44	(42.00)
2.50 < 10.00	7,386	5,311	16.97%	5,860	4.44%	18,722	39.39%	2	6,367	109%	109	(136.00)
2.50 to <5	4,547	4,127	15.53%	3,838	3.54%	10,966	39.09%	2	3,905	102%	56	(51.00)
5 to <10	2,839	1,184	22.00%	2,022	6.15%	7,756	39.96%	2	2,462	122%	52	(85.00)
10.00 < 100.00	1,257	355	25.74%	1,039	23.83%	4,155	41.97%	2	2,043	197%	94	(102.00)
10 to < 20	704	214	29.62%	619	13.48%	2,109	40.09%	2	1,103	178%	31	(44.00)
20 to < 30	56	14	41.32%	63	24.78%	433	53.45%	2	160	254%	5	(5.00)
30 to < 100	496	127	17.43%	357	41.62%	1,613	43.22%	2	780	219%	58	(54.00)
100.00 (Default)	2,521	324	24.71%	1,768	100.00%	6,137	56.65%	2	916	52%	953	(1,169.00)
Subtotal (exposure class)	46,021	22,155	26.68%	48,035	5.45%	98,078	43.44%	2	36,380	76%	1,298	(1,533)
Total (all exposures classes AIRB)	390,474	63,328	37.09%	404,772	3.52%	32,936,096	24.84%	2	114,036	28%	5,234	(4,547)
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Table 27.CR6 - AIRB approach - Credit risk exposures by exposure class and PD range
EUR million

PD range	On-balance sheet exposures	Off-balance-sheet exposures pre-CCF	Exposure weighted average CCF	Exposure post CCF and post CRM	Exposure weighted average PD (%)	Number of obligors	Exposure weighted average LGD (%)	Exposure weighted average maturity (years)	Risk weighted exposure amount after supporting factors	Density of risk weighted exposure amount	Expected loss amount	Value adjust-ments and provisions
	a	b	c	d	e	f	g	h	i	j	k	l
PSEs
0.00 < 0.15	—	—	—%	—	—%	—	—%	—	0	—%	—	—
0.00 to < 0.10	—	—	—%	—	—%	—	—%	—	0	—%	—	—
0.10 to < 0.15	—	—	—%	—	—%	—	—%	—	0	—%	—	—
0.15 < 0.25	—	—	—%	—	—%	—	—%	—	0	—%	—	—
0.25 < 0.50	—	—	—%	—	—%	—	—%	—	0	—%	—	—
0.50 < 0.75	93	21	1.16%	93	0.74%	12	48.99%	4	96	103%	—	—
0.75 < 2.50	1	1	20.00%	1	2.44%	2	50.08%	1	1	115%	—	—
0.75 to < 1.75	—	—	—%	—	—%	—	—%	—	0	—%	—	—
1.75 to < 2.50	1	1	20.00%	1	2.44%	2	50.08%	1	1	115%	—	—
2.50 < 10.00	—	—	—%	—	—%	—	—%	—	0	—%	—	—
2.50 to <5	—	—	—%	—	—%	—	—%	—	0	—%	—	—
5 to <10	—	—	—%	—	—%	—	—%	—	0	—%	—	—
10.00 < 100.00	—	—	—%	—	—%	—	—%	—	0	—%	—	—
10 to < 20	—	—	—%	—	—%	—	—%	—	0	—%	—	—
20 to < 30	—	—	—%	—	—%	—	—%	—	0	—%	—	—
30 to < 100	—	—	—%	—	—%	—	—%	—	0	—%	—	—
100.00 (Default)	5	—		5	100.00%	2	100.00%	2	0	—%	4	(4.00)
Subtotal (exposure class)	99	21	1.88%	99	6.04%	16	51.71%	3	97	98%	5	(4)
Total (all exposures classes AIRB)	390,474	63,328	37.09%	404,772	3.52%	32,936,096	24.84%	2	114,036	28%	5,234	(4,547)
Certain figures contained in this section have been subject to rounding to enhance their presentation. Accordingly, in certain instances, the sum of the numbers in a column or a row in tables contained in this report may not conform exactly to the total given for that column or row.

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Index	Introduction ●	Capital ●	Risks ●	Remuneration ●	Appendices ●

CR6 - AIRB approach - Credit risk exposures by exposure class and PD range (31.12.2024)
EUR million

PD range	On-balance sheet exposures	Off-balance-sheet exposures pre-CCF	Exposure weighted average CCF	Exposure post CCF and post CRM	Exposure weighted average PD (%)	Number of obligors	Exposure weighted average LGD (%)	Exposure weighted average maturity ( years)	Risk weighted exposure amount after supporting factors	Density of risk weighted exposure amount	Expected loss amount	Value adjust-ments and provisions

Institutions
0.00 < 0.15	—	—	—%	—	—%	—	—%	—	—	—%	—	—
0.00 to < 0.10	—	—	—%	—	—%	—	—%	—	—	—%	—	—
0.10 to < 0.15	—	—	—%	—	—%	—	—%	—	—	—%	—	—
0.15 < 0.25	—	—	—%	—	—%	—	—%	—	—	—%	—	—
0.25 < 0.50	—	—	—%	—	—%	—	—%	—	—	—%	—	—
0.50 < 0.75	1,257	7	5.62%	1,216	0.69%	27	10.22%	5	316	26%	1	(0.19)
0.75 < 2.50	1,574	239	45.96%	1,149	0.97%	90	21.80%	3	498	43%	2	(6.26)
0.75 to < 1.75	1,574	239	45.96%	1,149	0.97%	90	21.80%	3	498	43%	2	(6.26)
1.75 to < 2.50	—	—	—%	—	—%	—	—%	—	—	—%	—	—
2.50 < 10.00	179	4	1.71%	180	2.75%	71	15.16%	4	87	48%	1	(0.33)
2.50 to <5	179	3	2.37%	179	2.74%	65	15.15%	4	87	48%	1	(0.33)
5 to <10	—	1	0.18%	—	6.14%	6	19.24%	3	0	76%	—	—
10.00 < 100.00	3	2	1.08%	3	43.86%	10	19.24%	—	3	99%	—	—
10 to < 20	—	—	—	—	—	—	—	—	—	—	—	—
20 to < 30	—	—	—	—	—	—	—	—	—	—	—	—
30 to < 100	3	2	1.08%	3	43.86%	10	19.24%	—	3	99%	—	—
100.00 (Default)	—	—	—%	—	—%	—	—%	—	—	—%	—	—
Subtotal (exposure class)	3,014	252	43.79%	2,548	1.02%	198	15.80%	4	904	35%	4	(7)
Total (all exposures classes AIRB)	417,993	65,408	40.94%	430,724	3.94%	31,415,628	25.41%	—	129,919	30%	6,034	(5,326)
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Index	Introduction ●	Capital ●	Risks ●	Remuneration ●	Appendices ●

CR6 - AIRB approach - Credit risk exposures by exposure class and PD range (31.12.2024)
EUR million

PD range	On-balance sheet exposures	Off-balance-sheet exposures pre-CCF	Exposure weighted average CCF	Exposure post CCF and post CRM	Exposure weighted average PD (%)	Number of obligors	Exposure weighted average LGD (%)	Exposure weighted average maturity ( years)	Risk weighted exposure amount after supporting factors	Density of risk weighted exposure amount	Expected loss amount	Value adjust-ments and provisions

Corporates - Other
0.00 < 0.15	180	187	34.36%	384	0.11%	94	45.72%	2	125	32%	—	—
0.00 to < 0.10	—	—	58.86%	—	0.06%	10	56.04%	2	0	37%	—	—
0.10 to < 0.15	180	187	34.35%	384	0.11%	84	45.72%	2	125	32%	—	—
0.15 < 0.25	3,165	1,426	35.20%	4,172	0.21%	1,027	40.60%	2	1,454	35%	3	(3)
0.25 < 0.50	9,327	5,858	37.00%	12,318	0.38%	5,654	48.16%	2	7,868	64%	20	(5)
0.50 < 0.75	8,653	3,535	27.01%	7,566	0.59%	6,182	47.10%	2	5,726	76%	23	(12)
0.75 < 2.50	14,184	4,852	35.88%	13,224	1.49%	13,827	41.73%	2	12,617	95%	85	(30)
0.75 to < 1.75	9,798	3,177	36.44%	9,186	1.19%	8,763	41.03%	2	8,110	88%	47	(18)
1.75 to < 2.50	4,386	1,675	34.83%	4,038	2.17%	5,064	43.31%	1	4,507	112%	38	(12)
2.50 < 10.00	4,704	2,705	22.02%	3,833	4.34%	6,161	40.14%	1	5,296	138%	73	(46)
2.50 to <5	3,173	1,863	20.83%	2,654	3.61%	3,794	39.78%	1	3,440	130%	43	(20)
5 to <10	1,531	842	24.64%	1,179	6.00%	2,367	40.94%	1	1,856	157%	31	(26)
10.00 < 100.00	765	213	32.43%	719	24.43%	2,574	43.43%	2	1,650	229%	72	(30)
10 to < 20	439	114	24.61%	405	13.22%	955	44.16%	1	878	217%	22	(8)
20 to < 30	40	14	40.61%	49	23.12%	196	35.39%	2	113	228%	3	(6)
30 to < 100	286	85	41.61%	265	41.78%	1,423	43.81%	2	660	249%	48	(15)
100.00 (Default)	1,700	273	25.51%	1,099	100.00%	2,374	64.37%	2	557	51%	701	(825)
Subtotal (exposure class)	42,679	19,050	32.36%	43,316	4.01%	37,893	44.88%	2	35,293	81%	977	(950)
Total (all exposures classes AIRB)	417,993	65,408	40.94%	430,724	3.94%	31,415,628	25.41%	—	129,919	30%	6,034	(5,326)

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Index	Introduction ●	Capital ●	Risks ●	Remuneration ●	Appendices ●

CR6 - AIRB approach - Credit risk exposures by exposure class and PD range (31.12.2024)
EUR million

PD range	On-balance sheet exposures	Off-balance-sheet exposures pre-CCF	Exposure weighted average CCF	Exposure post CCF and post CRM	Exposure weighted average PD (%)	Number of obligors	Exposure weighted average LGD (%)	Exposure weighted average maturity ( years)	Risk weighted exposure amount after supporting factors	Density of risk weighted exposure amount	Expected loss amount	Value adjust-ments and provisions

SMEs
0.00 < 0.15	7	1	50.02%	8	0.11%	141	33.29%	3	2	23%	—	—
0.00 to < 0.10	—	—	53.59%	—	0.06%	64	56.77%	1	—	15%	—	—
0.10 to < 0.15	7	1	49.00%	8	0.12%	77	32.32%	3	2	23%	—	—
0.15 < 0.25	652	75	17.33%	1,705	0.21%	1,450	35.52%	2	388	23%	1	—
0.25 < 0.50	2,552	1,338	30.68%	3,293	0.37%	8,197	43.27%	2	1,381	42%	4	(8)
0.50 < 0.75	5,002	1,384	31.07%	6,458	0.61%	13,267	43.51%	2	3,168	49%	13	(5)
0.75 < 2.50	8,632	2,720	26.97%	7,631	1.54%	26,063	43.71%	2	5,226	68%	49	(21)
0.75 to < 1.75	6,181	1,676	27.40%	5,572	1.31%	17,207	42.94%	2	3,576	64%	29	(13)
1.75 to < 2.50	2,451	1,043	26.29%	2,059	2.15%	8,856	45.80%	2	1,649	80%	20	(7)
2.50 < 10.00	5,256	2,402	16.30%	4,032	4.54%	15,019	39.29%	2	3,666	91%	72	(128)
2.50 to <5	3,124	1,824	15.14%	2,500	3.50%	8,193	37.96%	2	2,084	83%	33	(18)
5 to <10	2,132	578	19.96%	1,532	6.23%	6,826	41.44%	2	1,581	103%	39	(109)
10.00 < 100.00	724	117	29.44%	622	25.50%	2,845	41.18%	2	985	158%	54	(54)
10 to < 20	409	69	26.40%	329	13.08%	1,450	39.40%	2	455	138%	16	(19)
20 to < 30	58	11	24.05%	43	23.29%	413	44.40%	2	73	169%	5	(7)
30 to < 100	257	37	36.72%	250	42.23%	982	42.97%	2	457	183%	34	(28)
100.00 (Default)	2,245	132	25.61%	1,420	100.00%	5,205	48.18%	3	550	39%	613	(837)
Subtotal (exposure class)	25,071	8,170	25.07%	25,168	7.68%	72,187	42.53%	2	15,365	61%	806	(1,053)
Total (all exposures classes AIRB)	417,993	65,408	40.94%	430,724	3.94%	31,415,628	25.41%	—	129,919	30%	6,034	(5,326)
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Index	Introduction ●	Capital ●	Risks ●	Remuneration ●	Appendices ●

Table 28.CR6 - AIRB approach Retail - Credit risk exposures by exposure class and PD range
EUR million
												2025
PD range	Original on-balance-sheet gross exposures	Off-balance-sheet exposures pre-CCF	Average CCF	EAD post CRM and post CCF	Average PD	Number of obligors	Average LGD	Average maturity	RWA	RW	EL	Value adjustments and provisions
	a	b	c	d	e	f	g	h	i	j	k	l
Retail - Sec. Residential
0.00 < 0.15	34,132	538	40.00%	34,272	0.09%	471,754	25.62%	—	1,951	5.69%	9.00	(5)
0.00 to < 0.10	22,860	321	40.00%	22,988	0.07%	343,530	26.52%	—	1,178	5.13%	6.00	(2)
0.10 to < 0.15	11,272	217	40.00%	11,284	0.13%	128,224	23.78%	—	772	6.84%	4.00	(3)
0.15 < 0.25	20,976	591	52.96%	21,268	0.22%	204,526	22.28%	—	2,138	10.05%	13.00	(4)
0.25 < 0.50	72,018	8,059	43.05%	75,460	0.37%	478,554	13.07%	—	6,284	8.33%	41.00	(20)
0.50 < 0.75	79,079	4,882	46.44%	81,319	0.61%	542,938	11.30%	—	8,369	10.29%	60.00	(16)
0.75 < 2.50	46,452	1,473	43.78%	47,089	1.38%	312,416	13.46%	—	9,730	20.66%	91.00	(51)
0.75 to < 1.75	34,565	450	51.27%	34,791	1.16%	233,076	13.68%	—	6,615	19.01%	58.00	(38)
1.75 to < 2.50	11,887	1,022	40.48%	12,298	2.01%	79,340	12.83%	—	3,115	25.33%	33.00	(13)
2.50 < 10.00	12,634	229	39.19%	12,721	4.09%	115,230	14.04%	—	5,309	41.74%	82.00	(49)
2.50 to <5	9,763	96	44.46%	9,803	3.40%	75,310	13.43%	—	3,551	36.23%	49.00	(22)
5 to <10	2,871	133	35.40%	2,918	6.43%	39,920	16.10%	—	1,758	60.25%	33.00	(27)
10.00 < 100.00	3,962	163	47.32%	4,039	32.78%	43,904	13.00%	—	2,742	67.89%	179.00	(74)
10 to < 20	1,261	76	35.21%	1,287	14.06%	20,657	14.43%	—	959	74.48%	28.00	(19)
20 to < 30	1,250	28	67.16%	1,268	24.75%	8,415	13.42%	—	1,003	79.05%	47.00	(16)
30 to < 100	1,452	59	53.51%	1,484	55.88%	14,832	11.40%	—	781	52.63%	104.00	(39)
100.00 (Default)	3,479	21	25.84%	3,484	100.00%	32,919	26.97%	—	3,770	108.19%	639.00	(461)
Subtotal (exposure class)	272,732	15,955	44.38%	279,652	2.44%	2,202,241	15.08%	—	40,293	14.41%	1,115	(682)
Total (all exposures classes AIRB)	390,474	63,328	37.09%	404,772	3.52%	32,936,096	24.84%	—	114,036	28.17%	5,234	(4,547)

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Index	Introduction ●	Capital ●	Risks ●	Remuneration ●	Appendices ●

Table 28.CR6 - AIRB approach Retail - Credit risk exposures by exposure class and PD range
EUR million

PD range	Original on-balance-sheet gross exposures	Off-balance-sheet exposures pre-CCF	Average CCF	EAD post CRM and post CCF	Average PD	Number of obligors	Average LGD	Average maturity	RWA	RW	EL	Value adjustments and provisions
	a	b	c	d	e	f	g	h	i	j	k	l
Retail - Purchased Receivables
0.00 < 0.15	5	—	40.00%	5	0.07%	425	87.59%	—	1	15.77%	—	—
0.00 to < 0.10	5	—	40.00%	5	0.07%	423	87.59%	—	1	15.74%	—	—
0.10 to < 0.15	—	—	—%	—	0.14%	2	87.59%	—	0	27.91%	—	—
0.15 < 0.25	56	—	40.00%	56	0.22%	2,013	56.32%	—	17	31.39%	—	—
0.25 < 0.50	27	—	40.00%	28	0.38%	1,212	51.24%	—	10	34.50%	—	—
0.50 < 0.75	356	—	40.00%	350	0.62%	10,193	53.77%	—	172	49.26%	1.00	(1.00)
0.75 < 2.50	1,169	—	40.00%	842	1.54%	27,812	53.13%	—	583	69.18%	7.00	(3.00)
0.75 to < 1.75	601	—	40.00%	582	1.27%	15,901	52.57%	—	379	65.10%	4.00	(2.00)
1.75 to < 2.50	568	—	40.00%	260	2.16%	11,911	54.36%	—	204	78.34%	3.00	(1.00)
2.50 < 10.00	452	—	40.00%	400	4.55%	11,739	54.51%	—	345	86.17%	10.00	(5.00)
2.50 to <5	266	—	40.00%	243	3.41%	7,710	53.10%	—	200	82.33%	4.00	(2.00)
5 to <10	186	—	40.00%	157	6.29%	4,029	56.67%	—	145	92.08%	6.00	(3.00)
10.00 < 100.00	70	—	40.00%	58	30.54%	2,122	54.91%	—	80	136.35%	10.00	(6.00)
10 to < 20	34	—	40.00%	26	12.56%	755	56.14%	—	28	108.10%	2.00	(1.00)
20 to < 30	5	—	40.00%	3	27.96%	438	50.26%	—	5	138.10%	—	—
30 to < 100	31	—	40.00%	29	47.07%	929	54.32%	—	47	161.68%	7.00	(5.00)
100.00 (Default)	168	—	40.00%	126	100.00%	5,441	82.41%	—	60	47.45%	103.00	(98.00)
Subtotal (exposure class)	2,302	—	40.00%	1,864	9.50%	60,957	55.73%	—	1,267	67.94%	131	(112)
Total (all exposures classes AIRB)	390,474	63,328	37.09%	404,772	3.52%	32,936,096	24.84%	—	114,036	28.17%	5,234	(4,547)

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Index	Introduction ●	Capital ●	Risks ●	Remuneration ●	Appendices ●

Table 28.CR6 - AIRB approach Retail - Credit risk exposures by exposure class and PD range
EUR million

PD range	Original on-balance-sheet gross exposures	Off-balance-sheet exposures pre-CCF	Average CCF	EAD post CRM and post CCF	Average PD	Number of obligors	Average LGD	Average maturity	RWA	RW	EL	Value adjustments and provisions
	a	b	c	d	e	f	g	h	i	j	k	l
Qualifying Revolving
0.00 < 0.15	624	8,928	30.60%	3,358	0.09%	4,291,499	74.83%	—	138	4.10%	2.00	(1.00)
0.00 to < 0.10	434	3,851	31.37%	1,643	0.07%	1,969,508	82.52%	—	61	3.73%	1.00	(1.00)
0.10 to < 0.15	190	5,077	30.01%	1,715	0.11%	2,321,991	67.46%	—	77	4.46%	1.00	(1.00)
0.15 < 0.25	302	4,513	55.47%	2,810	0.20%	5,668,671	95.26%	—	330	11.75%	6.00	(2.00)
0.25 < 0.50	69	657	33.35%	289	0.35%	433,717	74.57%	—	37	12.93%	1.00	(1.00)
0.50 < 0.75	217	726	49.52%	579	0.63%	2,168,186	85.98%	—	141	24.40%	3.00	(2.00)
0.75 < 2.50	789	1,650	50.42%	1,636	1.29%	2,831,199	83.69%	—	666	40.74%	18.00	(9.00)
0.75 to < 1.75	663	1,551	51.41%	1,473	1.19%	2,635,105	84.43%	—	578	39.21%	16.00	(8.00)
1.75 to < 2.50	126	99	34.84%	163	2.21%	196,094	77.01%	—	89	54.50%	3.00	(1.00)
2.50 < 10.00	625	1,171	59.47%	1,337	4.66%	2,774,725	81.18%	—	1,367	102.26%	55.00	(24.00)
2.50 to <5	381	742	60.02%	838	3.41%	1,828,311	83.78%	—	725	86.53%	26.00	(14.00)
5 to <10	245	430	58.53%	500	6.75%	946,414	76.82%	—	643	128.64%	29.00	(10.00)
10.00 < 100.00	425	222	92.09%	646	28.41%	1,518,502	85.21%	—	1,658	256.64%	175.00	(62.00)
10 to < 20	109	50	52.94%	138	13.91%	186,007	77.45%	—	247	179.05%	15.00	(4.00)
20 to < 30	222	144	115.10%	398	24.31%	1,188,787	91.06%	—	1,216	305.39%	105.00	(34.00)
30 to < 100	95	28	42.85%	110	61.44%	143,708	73.73%	—	195	177.44%	55.00	(24.00)
100.00 (Default)	174	32	1.10%	175	100.00%	185,554	80.97%	—	121	69.29%	133.00	(116.00)
Subtotal (exposure class)	3,225	17,900	42.16%	10,831	4.20%	19,872,053	83.56%	—	4,460	41.18%	394	(217)
Total (all exposures classes AIRB)	390,474	63,328	37.09%	404,772	3.52%	32,936,096	24.84%	—	114,036	28.17%	5,234	(4,547)

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Index	Introduction ●	Capital ●	Risks ●	Remuneration ●	Appendices ●

Table 28.CR6 - AIRB approach Retail - Credit risk exposures by exposure class and PD range
EUR million

PD range	Original on-balance-sheet gross exposures	Off-balance-sheet exposures pre-CCF	Average CCF	EAD post CRM and post CCF	Average PD	Number of obligors	Average LGD	Average maturity	RWA	RW	EL	Value adjustments and provisions
	a	b	c	d	e	f	g	h	i	j	k	l
Retail - Other
0.00 < 0.15	2,438	877	48.47%	2,864	0.09%	3,301,365	37.16%	—	244	8.52%	1.00	(1.00)
0.00 to < 0.10	766	661	50.74%	1,101	0.06%	2,594,418	48.55%	—	94	8.56%	—	—
0.10 to < 0.15	1,673	215	41.51%	1,762	0.11%	706,947	30.04%	—	150	8.50%	1.00	(1.00)
0.15 < 0.25	5,599	427	40.11%	5,531	0.21%	764,818	29.48%	—	741	13.40%	3.00	(5.00)
0.25 < 0.50	6,332	797	47.95%	6,494	0.38%	860,751	38.63%	—	1,682	25.90%	9.00	(28.00)
0.50 < 0.75	9,673	1,263	39.62%	9,889	0.64%	1,275,605	40.29%	—	3,585	36.25%	25.00	(34.00)
0.75 < 2.50	17,584	2,331	44.86%	17,792	1.45%	2,415,520	44.22%	—	9,230	51.88%	111.00	(94.00)
0.75 to < 1.75	13,031	1,852	45.80%	13,308	1.22%	1,770,984	43.84%	—	6,567	49.34%	69.00	(59.00)
1.75 to < 2.50	4,553	479	41.21%	4,484	2.15%	644,536	45.35%	—	2,663	59.40%	42.00	(34.00)
2.50 < 10.00	8,888	738	41.89%	8,336	4.56%	1,270,330	48.22%	—	5,858	70.27%	183.00	(145.00)
2.50 to <5	5,983	474	43.47%	5,656	3.51%	671,195	47.97%	—	3,858	68.22%	94.00	(67.00)
5 to <10	2,905	264	39.05%	2,680	6.79%	599,135	48.76%	—	2,000	74.61%	89.00	(78.00)
10.00 < 100.00	2,982	77	37.56%	2,831	32.31%	426,073	45.93%	—	2,765	97.66%	429.00	(216.00)
10 to < 20	1,150	38	32.74%	1,084	14.55%	153,869	46.59%	—	986	90.92%	74.00	(47.00)
20 to < 30	679	23	43.00%	660	22.13%	103,909	45.15%	—	736	111.57%	68.00	(27.00)
30 to < 100	1,152	16	41.35%	1,087	56.20%	168,295	45.76%	—	1,043	95.95%	287.00	(142.00)
100.00 (Default)	2,853	89	26.23%	2,128	100.00%	370,701	65.10%	—	1,199	56.36%	1,299.00	(1,260.00)
Subtotal (exposure class)	56,349	6,599	43.73%	55,864	6.77%	10,685,163	42.53%	—	25,305	45.30%	2,060	(1,784)
Total (all exposures classes AIRB)	390,474	63,328	37.09%	404,772	3.52%	32,936,096	24.84%	—	114,036	28.17%	5,234	(4,547)

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Index	Introduction ●	Capital ●	Risks ●	Remuneration ●	Appendices ●

Table 28.CR6 - AIRB approach Retail - Credit risk exposures by exposure class and PD range
EUR million

PD range	Original on-balance-sheet gross exposures	Off-balance-sheet exposures pre-CCF	Average CCF	EAD post CRM and post CCF	Average PD	Number of obligors	Average LGD	Average maturity	RWA	RW	EL	Value adjustments and provisions
	a	b	c	d	e	f	g	h	i	j	k	l
Retail - Memo - Sec SME
0.00 < 0.15	265	—	44.46%	265	0.10%	4,215	24.97%	—	18	6.94%	—	—
0.00 to < 0.10	65	—	26.15%	65	0.07%	1,332	25.39%	—	3	3.99%	—	—
0.10 to < 0.15	201	—	48.17%	201	0.11%	2,883	24.83%	—	16	7.89%	—	—
0.15 < 0.25	197	1	67.39%	198	0.20%	3,107	26.06%	—	25	12.54%	—	—
0.25 < 0.50	348	7	48.38%	350	0.40%	5,227	26.11%	—	70	20.07%	—	(1.00)
0.50 < 0.75	93	5	52.98%	91	0.62%	1,544	26.12%	—	20	21.81%	—	—
0.75 < 2.50	618	49	39.87%	612	1.40%	7,526	25.88%	—	250	40.81%	2.00	(3.00)
0.75 to < 1.75	505	37	41.09%	506	1.22%	6,419	25.92%	—	198	39.22%	2.00	(2.00)
1.75 to < 2.50	113	12	36.02%	106	2.22%	1,107	25.66%	—	51	48.40%	1.00	(1.00)
2.50 < 10.00	165	12	43.83%	152	4.74%	2,326	26.96%	—	87	57.22%	2.00	(5.00)
2.50 to <5	89	12	44.06%	85	3.40%	1,515	27.27%	—	43	50.90%	1.00	(2.00)
5 to <10	76	—	36.02%	67	6.45%	811	26.56%	—	44	65.25%	1.00	(4.00)
10.00 < 100.00	65	1	30.40%	63	27.10%	914	27.56%	—	57	91.60%	5.00	(5.00)
10 to < 20	34	1	23.97%	33	13.34%	505	25.86%	—	27	83.44%	1.00	(2.00)
20 to < 30	7	—	49.39%	7	26.02%	92	34.79%	—	6	90.59%	1.00	—
30 to < 100	24	—	22.70%	23	47.14%	317	27.71%	—	24	103.60%	3.00	(3.00)
100.00 (Default)	226	1	37.18%	221	100.00%	2,845	28.97%	—	41	18.68%	62.00	(86.00)
Subtotal (exposure class)	1,978	76	(34.96)%	1,951	13.16%	27,704	26.31%	—	568	29.13%	72	(101)
Total (all exposures classes AIRB)	390,474	63,328	37.09%	404,772	3.52%	32,936,096	24.84%	—	114,036	28.17%	5,234	(4,547)
Certain figures contained in this section have been subject to rounding to enhance their presentation. Accordingly, in certain instances, the sum of the numbers in a column or a row in tables contained in this report may not conform exactly to the total given for that column or row.

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Index	Introduction ●	Capital ●	Risks ●	Remuneration ●	Appendices ●

CR6 - AIRB approach Retail - Credit risk exposures by exposure class and PD range (31.12.2024)
EUR million

PD range	Original on-balance-sheet gross exposures	Off-balance-sheet exposures pre-CCF	Average CCF	EAD post CRM and post CCF	Average PD	Number of obligors	Average LGD	Average maturity	RWA	RW	EL	Value adjustments and provisions
Retail - Mortgages SMEs
0.00 < 0.15	337	—	100.00%	338	0.10%	5,023	25.71%	—	20	6%	—	(0.09)
0.00 to < 0.10	115	—	100.00%	115	0.07%	2,054	26.56%	—	5	4%	—	(0.01)
0.10 to < 0.15	222	—	100.00%	222	0.11%	2,969	25.27%	—	16	7%	—	(0.07)
0.15 < 0.25	233	1	58.73%	234	0.20%	3,594	26.25%	—	26	11%	—	(0.14)
0.25 < 0.50	440	6	34.85%	439	0.41%	6,186	27.29%	—	85	19%	—	(1.77)
0.50 < 0.75	122	8	33.04%	122	0.61%	1,808	28.08%	—	28	23%	—	(0.18)
0.75 < 2.50	696	36	7.39%	695	1.39%	8,098	25.60%	—	285	41%	2	(3.33)
0.75 to < 1.75	557	28	7.54%	557	1.19%	6,713	25.76%	—	213	38%	2	(2.22)
1.75 to < 2.50	139	7	6.81%	138	2.21%	1,385	24.92%	—	72	52%	1	(1.11)
2.50 < 10.00	271	16	29.20%	214	4.78%	2,916	26.88%	—	169	79%	3	(7.76)
2.50 to <5	135	13	30.75%	122	3.42%	1,779	27.16%	—	82	67%	1	(2.05)
5 to <10	136	3	22.41%	92	6.58%	1,137	26.50%	—	87	95%	2	(5.71)
10.00 < 100.00	148	1	24.15%	104	30.02%	1,496	26.48%	—	142	137%	9	(9.94)
10 to < 20	71	—	44.59%	49	13.41%	818	25.92%	—	66	134%	2	(5.28)
20 to < 30	33	1	20.47%	10	25.74%	170	30.44%	—	17	162%	1	(0.76)
30 to < 100	45	—	22.36%	44	49.41%	508	26.15%	—	60	134%	6	(3.89)
100.00 (Default)	295	2	37.17%	292	100.00%	3,941	31.30%	—	63	22%	87	(128.60)
Subtotal (exposure class)	2,542	70	19.79%	2,437	14.23%	33,062	26.94%	—	819	34%	102	(152)
Total (all exposures classes AIRB)	417,993	65,408	40.94%	430,724	3.94%	31,415,628	25.41%	—	129,919	30%	6,034	(5,326)

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Index	Introduction ●	Capital ●	Risks ●	Remuneration ●	Appendices ●

CR6 - AIRB approach Retail - Credit risk exposures by exposure class and PD range (31.12.2024)
EUR million

PD range	Original on-balance-sheet gross exposures	Off-balance-sheet exposures pre-CCF	Average CCF	EAD post CRM and post CCF	Average PD	Number of obligors	Average LGD	Average maturity	RWA	RW	EL	Value adjustments and provisions
Retail - Mortgages no SMEs

0.00 < 0.15	32,992	447	100.00%	33,439	0.09%	475,911	25.87%	—	1,975	6%	8	(6.41)
0.00 to < 0.10	22,097	247	100.00%	22,343	0.07%	345,612	26.72%	—	1,166	5%	4	(2.61)
0.10 to < 0.15	10,896	200	100.00%	11,096	0.13%	130,299	24.14%	—	809	7%	3	(3.81)
0.15 < 0.25	21,210	678	59.71%	21,615	0.22%	198,609	22.59%	—	2,240	10%	11	(4.67)
0.25 < 0.50	73,407	5,710	31.46%	75,204	0.36%	473,939	12.58%	—	6,250	8%	35	(20.34)
0.50 < 0.75	83,782	5,059	34.00%	85,502	0.61%	560,711	11.21%	—	9,156	11%	59	(20.39)
0.75 < 2.50	46,940	1,499	30.12%	47,392	1.36%	323,490	13.85%	—	10,404	22%	88	(59.70)
0.75 to < 1.75	35,906	455	48.38%	36,126	1.16%	245,473	14.19%	—	7,400	20%	58	(45.01)
1.75 to < 2.50	11,034	1,044	22.16%	11,266	2.01%	78,017	12.77%	—	3,004	27%	29	(14.70)
2.50 < 10.00	13,430	262	29.23%	13,507	4.16%	126,487	15.10%	—	6,402	47%	87	(60.22)
2.50 to <5	9,977	109	42.75%	10,023	3.40%	80,176	13.97%	—	3,931	39%	47	(29.38)
5 to <10	3,453	153	19.63%	3,484	6.35%	46,311	18.38%	—	2,471	71%	40	(30.84)
10.00 < 100.00	4,966	145	41.12%	5,025	31.41%	52,287	15.57%	—	4,187	83%	239	(108.12)
10 to < 20	1,709	72	33.22%	1,733	13.80%	24,763	17.08%	—	1,593	92%	41	(31.97)
20 to < 30	1,565	27	65.07%	1,582	24.66%	10,747	15.47%	—	1,497	95%	59	(26.52)
30 to < 100	1,692	46	39.52%	1,710	55.49%	16,777	14.15%	—	1,097	64%	139	(49.64)
100.00 (Default)	4,610	30	8.69%	4,613	100.00%	42,907	27.71%	—	5,027	109%	876	(604.92)
Subtotal (exposure class)	281,338	13,830	35.85%	286,297	2.89%	2,254,341	15.11%	—	45,643	16%	1,402	(885)
Total (all exposures classes AIRB)	417,993	65,408	40.94%	430,724	3.94%	31,415,628	25.41%	—	129,919	30%	6,034	(5,326)

104    2025 Pillar 3 Disclosures Report

Index	Introduction ●	Capital ●	Risks ●	Remuneration ●	Appendices ●

CR6 - AIRB approach Retail - Credit risk exposures by exposure class and PD range (31.12.2024)
EUR million

PD range	Original on-balance-sheet gross exposures	Off-balance-sheet exposures pre-CCF	Average CCF	EAD post CRM and post CCF	Average PD	Number of obligors	Average LGD	Average maturity	RWA	RW	EL	Value adjustments and provisions
Qualifying Revolving

0.00 < 0.15	572	8,423	33.12%	3,364	0.08%	4,736,826	72.49%	—	131	4%	2	(1.28)
0.00 to < 0.10	504	5,321	36.83%	2,465	0.07%	3,365,934	79.24%	—	95	4%	1	(1.06)
0.10 to < 0.15	69	3,102	26.76%	899	0.12%	1,370,892	53.97%	—	37	4%	1	(0.22)
0.15 < 0.25	261	1,498	34.89%	788	0.21%	875,168	73.38%	—	71	9%	1	(1.85)
0.25 < 0.50	87	4,169	98.10%	4,177	0.31%	6,250,365	67.64%	—	518	12%	9	(2.67)
0.50 < 0.75	192	686	35.61%	439	0.63%	699,074	76.26%	—	97	22%	2	(1.84)
0.75 < 2.50	739	1,687	82.65%	2,146	1.38%	3,222,369	70.61%	—	841	39%	21	(13.69)
0.75 to < 1.75	591	1,489	79.16%	1,780	1.23%	2,609,700	70.57%	—	640	36%	16	(10.60)
1.75 to < 2.50	148	198	108.81%	366	2.13%	612,669	70.81%	—	201	55%	6	(3.09)
2.50 < 10.00	733	1,095	86.79%	1,704	4.72%	2,528,238	69.31%	—	1,555	91%	55	(32.83)
2.50 to <5	440	734	81.34%	1,051	3.44%	1,555,597	70.19%	—	794	76%	25	(18.30)
5 to <10	293	361	97.88%	653	6.76%	972,641	67.91%	—	761	116%	30	(14.54)
10.00 < 100.00	424	189	134.58%	730	24.31%	1,019,606	65.55%	—	1,335	183%	114	(53.27)
10 to < 20	220	129	128.68%	397	13.14%	562,437	68.08%	—	676	170%	35	(17.04)
20 to < 30	90	33	208.39%	173	23.39%	268,528	62.36%	—	357	206%	25	(11.23)
30 to < 100	114	26	69.95%	160	53.02%	188,641	62.70%	—	302	189%	53	(25.00)
100.00 (Default)	165	34	71.49%	195	100.00%	190,652	68.60%	—	83	42%	128	(111.45)
Subtotal (exposure class)	3,173	17,781	57.76%	13,543	3.71%	19,522,298	70.04%	—	4,630	34%	332	(219)
Total (all exposures classes AIRB)	417,993	65,408	40.94%	430,724	3.94%	31,415,628	25.41%	—	129,919	30%	6,034	(5,326)

2025 Pillar 3 Disclosures Report    105

Index	Introduction ●	Capital ●	Risks ●	Remuneration ●	Appendices ●

CR6 - AIRB approach Retail - Credit risk exposures by exposure class and PD range (31.12.2024)
EUR million

PD range	Original on-balance-sheet gross exposures	Off-balance-sheet exposures pre-CCF	Average CCF	EAD post CRM and post CCF	Average PD	Number of obligors	Average LGD	Average maturity	RWA	RW	EL	Value adjustments and provisions
Retail - Other non SMEs

0.00 < 0.15	1,600	605	75.39%	2,057	0.08%	2,249,943	41.16%	—	191	9%	1	(1.01)
0.00 to < 0.10	436	491	74.02%	799	0.05%	1,647,373	56.91%	—	73	9%	—	(0.23)
0.10 to < 0.15	1,165	115	81.22%	1,259	0.10%	602,570	31.17%	—	118	9%	—	(0.78)
0.15 < 0.25	3,954	88	91.09%	4,034	0.21%	561,049	28.48%	—	569	14%	2	(1.42)
0.25 < 0.50	6,273	204	63.10%	6,388	0.36%	915,983	39.50%	—	1,732	27%	9	(35.56)
0.50 < 0.75	6,749	265	37.64%	6,847	0.64%	863,887	36.96%	—	2,432	36%	16	(20.37)
0.75 < 2.50	12,191	353	55.92%	12,362	1.38%	1,639,023	43.76%	—	6,748	55%	74	(62.87)
0.75 to < 1.75	9,853	289	53.56%	9,984	1.19%	1,255,981	43.31%	—	5,178	52%	51	(40.15)
1.75 to < 2.50	2,339	64	66.63%	2,378	2.15%	383,042	45.65%	—	1,570	66%	23	(22.72)
2.50 < 10.00	5,431	149	49.79%	5,488	4.69%	972,552	52.45%	—	4,584	84%	134	(107.33)
2.50 to <5	3,333	49	76.98%	3,361	3.43%	456,688	52.37%	—	2,713	81%	60	(42.84)
5 to <10	2,098	100	36.50%	2,127	6.69%	515,864	52.57%	—	1,871	88%	74	(64.49)
10.00 < 100.00	2,318	15	39.63%	2,317	33.94%	365,349	47.73%	—	2,434	105%	376	(189.46)
10 to < 20	850	5	45.80%	851	14.36%	128,360	52.80%	—	949	112%	64	(38.41)
20 to < 30	639	6	39.06%	640	22.49%	95,585	42.92%	—	721	113%	62	(21.41)
30 to < 100	829	4	31.98%	827	62.92%	141,404	46.24%	—	765	92%	250	(129.65)
100.00 (Default)	1,430	3	30.49%	1,421	100.00%	285,967	65.85%	—	551	39%	893	(861.43)
Subtotal (exposure class)	39,946	1,682	62.02%	40,915	6.63%	7,853,753	42.48%	—	19,241	47%	1,506	(1,279)
Total (all exposures classes AIRB)	417,993	65,408	40.94%	430,724	3.94%	31,415,628	25.41%	—	129,919	30%	6,034	(5,326)

106    2025 Pillar 3 Disclosures Report

Index	Introduction ●	Capital ●	Risks ●	Remuneration ●	Appendices ●

CR6 - AIRB approach Retail - Credit risk exposures by exposure class and PD range (31.12.2024)
EUR million

PD range	Original on-balance-sheet gross exposures	Off-balance-sheet exposures pre-CCF	Average CCF	EAD post CRM and post CCF	Average PD	Number of obligors	Average LGD	Average maturity	RWA	RW	EL	Value adjustments and provisions
Retail - Other non SMEs

0.00 < 0.15	446	279	50.40%	586	0.09%	100,771	38.12%	—	52	9%	—	(0.32)
0.00 to < 0.10	80	184	53.62%	178	0.06%	65,385	48.01%	—	14	8%	—	(0.17)
0.10 to < 0.15	366	95	44.17%	408	0.11%	35,386	33.81%	—	38	9%	—	(0.15)
0.15 < 0.25	1,512	291	60.53%	1,368	0.21%	137,260	36.03%	—	210	15%	1	(2.96)
0.25 < 0.50	1,275	578	52.83%	1,226	0.38%	135,812	42.56%	—	309	25%	2	(1.46)
0.50 < 0.75	2,860	921	42.53%	2,435	0.63%	188,442	51.16%	—	1,001	41%	7	(6.04)
0.75 < 2.50	6,716	1,734	47.38%	5,678	1.47%	536,816	49.99%	—	2,977	52%	40	(32.69)
0.75 to < 1.75	4,397	1,316	48.63%	3,973	1.18%	383,993	50.32%	—	1,998	50%	22	(19.65)
1.75 to < 2.50	2,319	418	43.47%	1,705	2.14%	152,823	49.20%	—	978	57%	18	(13.04)
2.50 < 10.00	4,607	610	46.38%	3,557	4.50%	328,727	50.46%	—	2,442	69%	77	(68.10)
2.50 to <5	2,975	404	47.95%	2,443	3.55%	218,319	49.99%	—	1,640	67%	40	(32.14)
5 to <10	1,631	207	43.31%	1,114	6.56%	110,408	51.48%	—	802	72%	37	(35.96)
10.00 < 100.00	1,018	77	39.25%	712	32.24%	89,841	46.30%	—	660	93%	103	(71.48)
10 to < 20	425	33	37.15%	269	14.41%	32,388	48.79%	—	229	85%	19	(22.12)
20 to < 30	179	22	39.68%	141	24.10%	18,346	45.07%	—	140	99%	16	(10.70)
30 to < 100	415	22	41.95%	302	51.98%	39,107	44.66%	—	290	96%	69	(38.66)
100.00 (Default)	1,798	82	25.77%	937	100.00%	124,227	74.13%	—	375	40%	674	(598.68)
Subtotal (exposure class)	20,232	4,572	47.46%	16,500	8.69%	1,641,896	49.34%	—	8,024	49%	904	(782)
Total (all exposures classes AIRB)	417,993	65,408	40.94%	430,724	3.94%	31,415,628	25.41%	—	129,919	30%	6,034	(5,326)
2025 Pillar 3 Disclosures Report    107

Index	Introduction ●	Capital ●	Risks ●	Remuneration ●	Appendices ●

Table 29.CR6 - FIRB approach - Credit risk exposures by exposure class and PD range
EUR million
											2025
PD range	Original on-balance-sheet gross exposures	Off-balance-sheet exposures pre-CCF	Average CCF	EAD post CRM and post CCF	Exposure weighted average PD (%)	Number of obligors	Average LGD	Average maturity	RWA	RW	EL	Value adjustments and provisions
	a	b	c	d	e	f	g	h	i	j	k	l
Institutions
0.00 < 0.15	4,948	7,648	20.96%	6,366	0.06%	844	42.85%	1	1,292	20%	2	(1.00)
0.00 to < 0.10	4,586	7,149	20.93%	5,874	0.06%	735	42.68%	1	1,148	20%	2	(1.00)
0.10 to < 0.15	362	500	21.32%	492	0.13%	109	44.82%	1	143	29%	—	—
0.15 < 0.25	157	232	46.65%	1,229	0.16%	65	45.00%	1	523	43%	—	—
0.25 < 0.50	101	186	28.66%	155	0.31%	57	45.00%	1	96	62%	—	—
0.50 < 0.75	95	141	0.04%	68	0.66%	14	0.90%	2	1	2%	—	—
0.75 < 2.50	1	4	65.96%	3	1.17%	7	45.00%	1	4	122%	—	—
0.75 to < 1.75	1	4	65.96%	3	1.17%	7	45.00%	1	4	122%	—	—
1.75 to < 2.50	—	—	—%	—	—%	—	—%	—	—	—%	—	—
2.50 < 10.00	1	12	19.94%	3	9.55%	26	45.00%	—	8	246%	—	—
2.50 to <5	—	—		—					—		—	—
5 to <10	1	12	19.94%	3	9.55%	26	45.00%	—	8	246%	—	—
10.00 < 100.00	20	141	0.07%	20	44.90%	26	45.00%	—	68	341%	4	(3.00)
10 to < 20	—	—		—					—	—%	—	—
20 to < 30	—	140		—	26.47%	1	45.00%	3	—	373%	—	(3.00)
30 to < 100	20	—	29.75%	20	45.00%	25	45.00%	—	67	341%	4	—
100.00 (Default)	—	—		—		1			—		—	—
Subtotal (exposure class)	5,323	8,364	21.16%	7,844	0.20%	1,040	42.87%	1	1,992	25%	7	(5)
Total (all exposures classes FIRB)	127,260	153,708	21.47%	146,530	1.38%	24,161	38.04%	2	54,126	37%	779	(840)

108    2025 Pillar 3 Disclosures Report

Index	Introduction ●	Capital ●	Risks ●	Remuneration ●	Appendices ●

Table 29.CR6 - FIRB approach - Credit risk exposures by exposure class and PD range
EUR million

PD range	Original on-balance-sheet gross exposures	Off-balance-sheet exposures pre-CCF	Average CCF	EAD post CRM and post CCF	Exposure weighted average PD (%)	Number of obligors	Average LGD	Average maturity	RWA	RW	EL	Value adjustments and provisions
	a	b	c	d	e	f	g	h	i	j	k	l
Corporates - Other
0.00 < 0.15	28,152	65,543	23.50%	45,566	0.08%	1,925	37.62%	2	10,151	22%	12	(10.00)
0.00 to < 0.10	21,224	47,345	24.45%	35,865	0.06%	1,417	36.99%	2	7,463	21%	7	(6.00)
0.10 to < 0.15	6,927	18,198	21.04%	9,701	0.13%	508	39.95%	2	2,688	28%	5	(4.00)
0.15 < 0.25	8,335	19,751	20.54%	11,937	0.21%	1,237	38.61%	2	4,488	38%	9	(8.00)
0.25 < 0.50	15,672	21,880	22.34%	17,222	0.37%	3,599	37.85%	2	8,481	49%	23	(26.00)
0.50 < 0.75	10,776	14,281	16.22%	10,144	0.59%	2,655	31.35%	2	4,966	49%	19	(18.00)
0.75 < 2.50	14,269	10,024	20.89%	10,988	1.24%	4,958	33.54%	2	7,448	68%	46	(52.00)
0.75 to < 1.75	13,223	9,557	20.52%	9,854	1.13%	4,236	33.08%	2	6,370	65%	38	(42.00)
1.75 to < 2.50	1,046	467	28.46%	1,133	2.18%	722	37.58%	2	1,078	95%	8	(10.00)
2.50 < 10.00	5,939	9,354	21.90%	5,599	4.63%	2,862	37.74%	2	6,925	124%	102	(199.00)
2.50 to <5	3,713	7,200	22.43%	3,823	3.86%	1,238	36.80%	3	4,365	114%	56	(142.00)
5 to <10	2,226	2,154	20.12%	1,776	6.31%	1,624	39.77%	2	2,560	144%	46	(57.00)
10.00 < 100.00	2,803	1,729	9.04%	1,226	23.80%	1,933	38.91%	2	2,552	208%	111	(59.00)
10 to < 20	1,187	373	11.40%	719	16.63%	201	39.29%	1	1,456	202%	48	(26.00)
20 to < 30	22	1	40.25%	22	22.10%	289	40.00%	2	47	209%	2	—
30 to < 100	1,594	1,355	8.36%	484	34.51%	1,443	38.28%	2	1,050	217%	62	(33.00)
100.00 (Default)	975	531	27.33%	936	100.00%	382	39.32%	3	—	—%	371	(418.00)
Subtotal (exposure class)	86,922	143,093	21.74%	103,617	1.74%	19,551	36.76%	2	45,011	43%	692	(790)
Total (all exposures classes FIRB)	127,260	153,708	21.47%	146,530	1.38%	24,161	38.04%	2	54,126	37%	779	(840)

2025 Pillar 3 Disclosures Report    109

Index	Introduction ●	Capital ●	Risks ●	Remuneration ●	Appendices ●

Table 29.CR6 - FIRB approach - Credit risk exposures by exposure class and PD range
EUR million

PD range	Original on-balance-sheet gross exposures	Off-balance-sheet exposures pre-CCF	Average CCF	EAD post CRM and post CCF	Exposure weighted average PD (%)	Number of obligors	Average LGD	Average maturity	RWA	RW	EL	Value adjustments and provisions
	a	b	c	d	e	f	g	h	i	j	k	l
Regional governments
0.00 < 0.15	—	—	—%	—	—%	—	—%	—	—	—%	—	—
0.00 to < 0.10	—	—	—%	—	—%	—	—%	—	—	—%	—	—
0.10 to < 0.15	—	—	—%	—	—%	—	—%	—	—	—%	—	—
0.15 < 0.25	—	—	—%	—	—%	—	—%	—	—	—%	—	—
0.25 < 0.50	—	—	—%	—	—%	—	—%	—	0	—%	—	—
0.50 < 0.75	—	—	—%	—	—%	—	—%	—	0	—%	—	—
0.75 < 2.50	—	—	—%	—	—%	—	—%	—	0	—%	—	—
0.75 to < 1.75	—	—	—%	—	—%	—	—%	—	0	—%	—	—
1.75 to < 2.50	—	—	—%	—	—%	—	—%	—	0	—%	—	—
2.50 < 10.00	—	—	—%	—	—%	—	—%	—	0	—%	—	—
2.50 to <5	—	—	—%	—	—%	—	—%	—	0	—%	—	—
5 to <10	—	—	—%	—	—%	—	—%	—	0	—%	—	—
10.00 < 100.00	—	—	—%	—	—%	—	—%	—	0	—%	—	—
10 to < 20	—	—	—%	—	—%	—	—%	—	0	—%	—	—
20 to < 30	—	—	—%	—	—%	—	—%	—	0	—%	—	—
30 to < 100	—	—	—%	—	—%	—	—%	—	0	—%	—	—
100.00 (Default)	—	—	—%	—	—%	—	—%	—	0	—%	—	—
Subtotal (exposure class)	—	—	—%	—	—%	—	—%	—	0	—%	—	—
Total (all exposures classes FIRB)	—	—	—%	—	—%	—	—%	—	0	—%	—	—
Certain figures contained in this section have been subject to rounding to enhance their presentation. Accordingly, in certain instances, the sum of the numbers in a column or a row in tables contained in this report may not conform exactly to the total given for that column or row.

110    2025 Pillar 3 Disclosures Report

Index	Introduction ●	Capital ●	Risks ●	Remuneration ●	Appendices ●

CR6 - FIRB approach - Credit risk exposures by exposure class and PD range (31.12.2024)
EUR million

PD range	Original on-balance-sheet gross exposures	Off-balance-sheet exposures pre-CCF	Average CCF	EAD post CRM and post CCF	Exposure weighted average PD (%)	Number of obligors	Average LGD	Average maturity	RWA	RW	EL	Value adjustments and provisions
Institutions

0.00 < 0.15	11,554	13,195	23.66%	17,679	0.06%	1,405	44.09%	2	5,613	32%	4	(3)
0.00 to < 0.10	10,645	12,601	23.75%	16,403	0.05%	1,265	44.20%	2	4,962	30%	3	(3)
0.10 to < 0.15	909	594	21.68%	1,276	0.13%	140	42.64%	2	651	51%	1	—
0.15 < 0.25	2,425	2,888	43.71%	3,623	0.16%	258	45.00%	2	2,156	60%	3	(1)
0.25 < 0.50	858	787	5.09%	834	0.32%	153	41.70%	2	686	82%	1	(2)
0.50 < 0.75	223	155	0.65%	158	0.67%	45	39.97%	3	177	112%	1	—
0.75 < 2.50	170	566	16.94%	205	1.38%	33	4.78%	3	36	17%	—	—
0.75 to < 1.75	170	559	16.83%	203	1.37%	31	4.45%	3	32	16%	—	—
1.75 to < 2.50	—	7	25.28%	2	2.46%	2	45.00%	3	4	207%	—	—
2.50 < 10.00	9	22	19.92%	82	3.81%	46	31.26%	3	124	151%	—	—
2.50 to <5	1	4	20.06%	71	2.89%	3	29.06%	3	90	126%	—	—
5 to <10	8	18	19.90%	11	9.53%	43	45.00%	3	35	306%	—	—
10.00 < 100.00	98	16	0.05%	15	15.71%	34	45.00%	3	56	372%	2	—
10 to < 20	84	—	—%	14	12.65%	4	45.00%	3	51	374%	1	—
20 to < 30	—	—	—%	—	—%	—	—%	—	—	—%	—	—
30 to < 100	14	16	0.05%	1	45.00%	30	45.00%	3	5	355%	—	—
100.00 (Default)	—	—	—%	—	100.00%	2	45.00%	3	—	—%	—	—
Subtotal (exposure class)	15,336	17,629	25.67%	22,596	0.13%	1,976	43.71%	2	8,848	39%	10	(7)
Total (all exposures classes FIRB)	106,249	149,294	28.23%	132,914	1.09%	18,585	41.44%	2	58,880	44%	606	(577)

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CR6 - FIRB approach - Credit risk exposures by exposure class and PD range (31.12.2024)
EUR million

PD range	Original on-balance-sheet gross exposures	Off-balance-sheet exposures pre-CCF	Average CCF	EAD post CRM and post CCF	Exposure weighted average PD (%)	Number of obligors	Average LGD	Average maturity	RWA	RW	EL	Value adjustments and provisions
Corporates - Other

0.00 < 0.15	27,936	60,181	37.51%	56,234	0.07%	1,434	42.12%	2	13,004	23%	13	(18.94)
0.00 to < 0.10	20,389	40,474	42.06%	47,277	0.06%	877	41.70%	2	9,768	21%	8	(16.57)
0.10 to < 0.15	7,547	19,707	28.18%	8,956	0.13%	557	44.34%	3	3,237	36%	5	(2.37)
0.15 < 0.25	9,267	17,039	25.56%	11,945	0.21%	1,143	43.02%	2	5,458	46%	10	(5.70)
0.25 < 0.50	18,916	21,856	15.72%	16,834	0.37%	2,779	37.57%	3	9,009	54%	22	(29.29)
0.50 < 0.75	11,672	11,984	19.19%	9,763	0.59%	2,166	38.69%	2	6,661	68%	21	(9.88)
0.75 < 2.50	13,751	10,825	21.85%	8,528	1.17%	3,646	39.33%	3	7,613	89%	42	(23.51)
0.75 to < 1.75	13,737	10,824	21.84%	8,514	1.17%	3,358	39.32%	3	7,595	89%	42	(23.44)
1.75 to < 2.50	14	1	75.00%	15	2.09%	288	45.00%	3	18	123%	—	(0.07)
2.50 < 10.00	5,599	7,001	28.10%	4,366	4.52%	2,091	42.10%	3	6,241	143%	86	(79.43)
2.50 to <5	4,330	4,729	27.21%	2,835	3.44%	961	40.72%	3	3,592	127%	41	(25.56)
5 to <10	1,269	2,272	29.96%	1,530	6.53%	1,130	44.66%	3	2,649	173%	45	(53.86)
10.00 < 100.00	1,945	2,018	15.47%	684	25.24%	1,779	38.85%	3	1,484	217%	68	(39.37)
10 to < 20	519	732	29.01%	293	15.76%	145	38.61%	3	595	203%	18	(23.28)
20 to < 30	22	—	75.00%	22	22.10%	265	45.00%	3	57	257%	2	(0.11)
30 to < 100	1,404	1,285	7.74%	369	32.96%	1,369	38.67%	3	832	225%	48	(15.98)
100.00 (Default)	739	526	26.45%	743	100.00%	233	43.09%	3	—	—%	320	(355.91)
Subtotal (exposure class)	89,826	131,430	28.49%	109,097	1.28%	15,271	40.98%	2	49,470	45%	582	(562)
Total (all exposures classes FIRB)	106,249	149,294	28.23%	132,914	1.09%	18,585	41.44%	2	58,880	44%	606	(577)

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CR6 - FIRB approach - Credit risk exposures by exposure class and PD range (31.12.2024)
EUR million

PD range	Original on-balance-sheet gross exposures	Off-balance-sheet exposures pre-CCF	Average CCF	EAD post CRM and post CCF	Exposure weighted average PD (%)	Number of obligors	Average LGD	Average maturity	RWA	RW	EL	Value adjustments and provisions
Corporates - SMEs

0.00 < 0.15	281	154	75.00%	397	0.08%	18	36.16%	3	61	15%	—	—
0.00 to < 0.10	281	154	75.00%	397	0.08%	18	36.16%	3	61	15%	—	—
0.10 to < 0.15	—	—	—%	—	—%	—	—%	—	—	—%	—	—
0.15 < 0.25	133	71	75.00%	186	0.16%	7	35.21%	3	40	22%	—	—
0.25 < 0.50	258	—	75.00%	258	0.43%	145	45.00%	3	125	48.61%	—	(0.61)
0.50 < 0.75	19	—	75.00%	19	0.55%	55	45.00%	3	10	49.97%	—	(0.04)
0.75 < 2.50	216	5	75.00%	177	1.46%	438	45.00%	3	126	71.40%	1	(0.42)
0.75 to < 1.75	216	5	75.00%	177	1.46%	438	45.00%	3	126	71.40%	1	(0.42)
1.75 to < 2.50	—	—	—%	—	—%	—	—%	—	0	—%	—	—
2.50 < 10.00	144	4	75.00%	147	5.60%	442	45.00%	3	152	102.95%	4	(0.35)
2.50 to <5	—	—	—%	—	—%	—	—%	—	0	—%	—	—
5 to <10	144	4	75.00%	147	5.60%	442	45.00%	3	152	102.95%	4	(0.35)
10.00 < 100.00	26	1	75.00%	27	20.95%	170	45.00%	3	48	178.24%	3	(0.06)
10 to < 20	14	—	75.00%	14	17.12%	5	45.00%	3	26	191.58%	1	(0.03)
20 to < 30	10	1	75.00%	10	22.07%	111	45.00%	3	17	164.51%	1	(0.02)
30 to < 100	3	—	75.00%	3	34.20%	54	45.00%	3	5	164.66%	—	(0.01)
100.00 (Default)	10	—	—%	10	100.00%	63	45.00%	3	0	—%	5	(6.50)
Subtotal (exposure class)	1,087	235	75.00%	1,221	2.34%	1,338	40.64%	3	562	46.03%	13	(8)
Total (all exposures classes FIRB)	106,249	149,294	28.23%	132,914	1.09%	18,585	41.44%	2	58,880	44.30%	606	(577)
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The following tables show the specialised financing exposures:

Table 30.CR10.1 - Specialised lending and equity exposures under the simple risk-weighted approach. Project financing
EUR million
						2025
	Specialised lending : Project finance (Slotting approach)
Regulatory Categories	Remaining maturity	On-balance-sheet amount	Off-balance-sheet amount	RW	EAD	RWA	Expected loss
		a	b	c	d	e	f
Category 1	< 2.5 years	944	2,111	50%	1,692	699	—
	>= 2.5 years	3,123	1,511	70%	3,342	1,857	13
Category 2	< 2.5 years	3,226	4,878	70%	4,114	2,558	17
	>= 2.5 years	6,445	5,999	90%	7,083	5,226	58
Category 3	< 2.5 years	234	52	115%	256	269	7
	>= 2.5 years	356	138	115%	381	408	11
Category 4	< 2.5 years	13	19	250%	17	41	1
	>= 2.5 years	61	17	250%	63	147	5
Category 5	< 2.5 years	89	11	—%	94	—	47
	>= 2.5 years	161	4	—%	165	—	83
Total	< 2.5 years	4,505	7,070	—%	6,172	3,567	73
	>= 2.5 years	10,145	7,668	—%	11,035	7,639	169

The increase in EAD and in the remaining metrics between June and December is primarily driven by the growth of the project finance business at Santander Spain.

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Table 31.CR10.2 - Specialised lending and equity exposures under the simple risk-weighted approach. Income-earning real estate and highly volatile commercial real estate
EUR million
						2025
	Specialised lending:Income-producing real estate and high volatility commercial real estate (Slotting approach)
Regulatory Categories	Remaining maturity	On-balance-sheet amount	Off-balance-sheet amount	RW	EAD	RWA	Expected loss
		a	b	c	d	e	f
Category 1	< 2.5 years	675	86	50%	675	317	—
	>= 2.5 years	1,490	115	70%	1,513	996	6
Category 2	< 2.5 years	1,487	380	70%	1,502	954	6
	>= 2.5 years	1,379	219	90%	1,387	1,122	11
Category 3	< 2.5 years	183	11	115%	188	203	5
	>= 2.5 years	83	13	115%	88	86	2
Category 4	< 2.5 years	6	—	250%	6	15	—
	>= 2.5 years	—	—	250%	—	1	—
Category 5	< 2.5 years	125	—	—%	125	—	63
	>= 2.5 years	4	—	—%	4	—	2
Total	< 2.5 years	2,476	478	—%	2,496	1,489	75
	>= 2.5 years	2,956	346	—%	2,992	2,205	22
Off-balance-sheet amounts increase between June and December as a result of business dynamics in the United Kingdom. As regards expected loss, a significant decrease is observed, driven by the reduction in defaulted exposure at Santander Spain, which more than offsets the increase recorded in the United Kingdom.
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Table 32.CR10.3 - Specialised lending and equity exposures under the simple risk-weighted approach. Financing of assets
EUR million
						2025
	Specialised lending : Project finance (Slotting approach)
Regulatory Categories	Remaining maturity	On-balance-sheet amount	Off-balance-sheet amount	RW	EAD	RWA	Expected loss
		a	b	c	d	e	f
Category 1	< 2.5 years	102	48	50%	128	61	—
	>= 2.5 years	7	2	70%	8	5	—
Category 2	< 2.5 years	30	—	70%	30	20	—
	>= 2.5 years	16	—	90%	16	14	—
Category 3	< 2.5 years	—	—	115%	—	—	—
	>= 2.5 years	9	10	115%	9	11	—
Category 4	< 2.5 years	—	—	250%	—	—	—
	>= 2.5 years	—	—	250%	—	—	—
Category 5	< 2.5 years	91	—	—%	91	—	45
	>= 2.5 years	—	—	—%	—	—	—
Total	< 2.5 years	223	48		249	82	46
	>= 2.5 years	32	13		33	29	—
Total metrics for asset finance remain broadly stable, with the exception of off-balance-sheet exposure, which decreases by 25%. However, at category level, there are significant movements, primarily driven by changes in the operating profile of Santander Spain. These changes impact both risk categories and maturity profiles.

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Table 33.CR10.4 - Specialised lending and equity exposures under the simple risk-weighted approach. Financing of raw materials
EUR million
						2025
	Commodities finance slotting approach
Regulatory Categories	Remaining maturity	On-balance-sheet amount	Off-balance-sheet amount	RW	EAD	RWA	Expected loss
		a	b	c	d	e	f
Category 1	< 2.5 years	—	—	50%	—	—	—
	>= 2.5 years	—	—	70%	—	—	—
Category 2	< 2.5 years	—	—	70%	—	—	—
	>= 2.5 years	7	—	90%	7	7	—
Category 3	< 2.5 years	—	—	115%	—	—	—
	>= 2.5 years	—	—	115%	—	—	—
Category 4	< 2.5 years	—	—	250%	—	—	—
	>= 2.5 years	—	—	250%	—	—	—
Category 5	< 2.5 years	—	—	—%	—	—	—
	>= 2.5 years	—	—	—	—	—	—
Total	< 2.5 years	—	—	—%	—	—	—
	>= 2.5 years	7	—	—%	7	7	—

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4.2.3. Equity investments and instruments not included in the held-for-trading book
This section provides definitions for investments in associates, equity instruments classified as other financial assets at fair value through other comprehensive income and financial assets with mandatory classification at fair value through profit or loss. Also, the accounting policies and measurement methods applied are defined. Information is also provided on the amounts of the equity instruments not included in the held-for-trading portfolio.
Investments in associates are defined by shares allowing the Group to influence, but not to control or joint control the respective associates. For such cases usually 20% or more of the voting power is allocated to the group.
Equity instruments not held for trading issued by entities other than subsidiaries, jointly controlled entities and associates are required to be classified at fair value through profit or loss, unless the entity opts to classify them as financial assets at fair value through other comprehensive income, irrevocably, on initial recognition.

Investments in associates are recognised at cost and the Group periodically tests for their impairment.
Investments in associates are recorded at cost, and Grupo Santander periodically performs an assessment to determine whether there is any evidence of impairment of these.
Equity instruments classified as other financial assets at fair value through other comprehensive income are recognised and measured at fair value with a corresponding entry in equity, under valuation adjustments, irrevocably. Instruments classified as financial assets with mandatory recognition at fair value through profit or loss are recognised and measured at fair value with a corresponding entry in profit or loss.

Table 34.CR10.5 - Equity exposures under the simple risk-weighted approach
Eur Million	a	b	c
	Equity exposures under Articles 133 (3) to (6) and Article 495a(3) CRR
Equity Exposure	On-balance sheet exposure	Off-balance sheet exposure	Risk weighted exposure amount

Total	5,488	—	7,892
Equity exposures under the simple risk-weighted approach represent in Santander 5,488 million euros in exposure with a risk weighted exposure amount of 7,892 million.

Table 35.Equity instruments through other comprehensive income
EUR million
			2025
	Carrying value	Fair value	Valuation adjustment
Quoted	1,995	1,994	1,007
Unquoted	287	287	(1,230)
Total	2,282	2,281	(223)

Table 36.Equity instruments mandatory at fair value through profit and loss
EUR million
2025
Fair Value
Investment funds	1,190
Others	2,319
Total	3,509

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Table 37.Equity instruments through other comprehensive income. Consolidated gross valuation adjustments
EUR million	2025
Fair Value
Prior-year balance	(365)
Revaluation gains and losses	142
Current-year balance	(223)
Refer to the Auditor's report and consolidated financial statements in the annual report for further information on the portfolio of equity instruments classified as other financial assets at fair value through other comprehensive income.

Access 2025 annual report available on the Santander Group website

With respect to holdings accounted for using the equity method at year-end 2025, the amounts for associates and jointly controlled entities were EUR 5,096 million and EUR 528 million, respectively.
There are also investments in group entities totalling 1,351 million, which are accounted for using the full consolidation method in the public perimeter.
The group tests these investments for impairment on a regular basis. No such impairment was found in 2025.

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The following table summarises and describes EU CRE requirements on qualitative disclosure requirements related to the IRB approach:

IRB parameter models (CRE)
Article 452	Description of the article	Comments
Article 452(a)	When disclosing information on the extent of the authorization of the method by the competent authority or its approval of the transition process in accordance with Article 452(a) of the CRR, entities shall describe the main characteristics of the qualification systems used under the IRB method for which authorization has been granted by the competent authority, as well as the types of exposures covered by those rating systems. Institutions shall also describe the types of exposures for which they are permitted to permanently partially use the standardized approach in accordance with Article 150 of the CRR and which form part of their plans to deploy the IRB approach in accordance with Article 148 of the CRR. . The description will be provided at the group level.	See Appendix XII and section 2.4.2.1
Article 452(b)	For each exposure category referred to in Article 147, the percentage of the total exposure value of each exposure category subject to the standard method established in part three, title II, chapter 2 or the IRB method established in part three, title II, chapter 3, as well as the part of each exposure category subject to an implementation plan; Where authorized to use their own loss given default (LGD) estimates and conversion factors for the calculation of risk-weighted amounts of exposures, institutions shall separately disclose the percentage of the total exposure value of each category of exhibition subject to said authorization;	See table CR6
Article 452(c)	The description of the control mechanisms of the rating systems will cover the estimation of risk parameters, including the development and calibration of internal models, as well as controls on the application of the models and changes to the rating systems. In accordance with Article 452(c)(i) to iv) of the CRR, the role description of the functions mentioned above will also include: i) the relationships between the risk management function and the internal audit function ii) processes and methods for the review of rating systems, including periodic reviews of estimates in accordance with Article 179(1)(c) CRR and validations, iii) organizational procedures and modalities to ensure the independence of the function responsible for reviewing the models (validation function) with respect to the functions responsible for the development and calibration of the models, iv) and the procedure to ensure that the functions responsible for developing and reviewing the models have the obligation to render accounts.	See sections 3.3 and 4.5
Article 452(d)	The entities will specify the role of the functions involved in the model development, calibration, approval and subsequent changes of the credit risk models.	See Appendix XII and section 2.4.2.1
Article 452(e)	Entities will disclose the scope and main content of the management reports related to the IRB models referred to in Article 189 of the CRR, as well as the recipients and frequency of such reports.	See Appendix XII and section 2.4.2.1
Article 452(f)	Disclosure of information on internal rating systems by exposure class will include the number of key models used in each exposure class with respect different types of exposures, with a brief description of the main differences among the models within the same exposure class. It will also include a description of the main characteristics of the key approved models, in particular: i) the definitions, methods and data used for the estimation and validation of the probability of default (PD), including the estimation and validation of the PD for low-default portfolios, any applicable regulatory floors and the drivers for differences observed between PD estimates and actual default rates at least for the last three years; ii) where applicable, the definitions, methods and data for the estimation and validation of LGD, including estimation and validation of downturn LGD, information on how LGDs are estimated for low default portfolios, and the average time lapse between the default event and the closure of the exposure; iii) where applicable, the definitions, methods and data used to estimate and validate the conversion factors, including assumptions employed in the derivation of those estimates	See Appendix XII and section 4.5.
Article 452(g)	As applicable, the following information in relation to quantitative information on the use of the IRB approach covered by Article 147 [...]	See table 24, CR6 and CR4

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4.2.4. Standardised approach
This section covers the CRD requirement - Qualitative disclosure requirements related to standardised approach
For the calculation of regulatory capital under the standardised approach, Santander uses the external rating agencies designated as eligible by the ECB (European Central Bank). The agencies used for the capital calculation at 31 December 2025 are Fitch, Moody's, DBRS, Standard & Poor's, Japan Credit Rating Agency, Inbonis Rating, HR Ratings de México and Scope Ratings.
For the central government and central banks category, if the requirements of Article 137 of the CRR are met, the Group uses the OECD's Country Risk Classification of the Participants to the Arrangement on Officially Supported Export Credits.
Different risk weights are applied to credit exposures depending on the rating assigned by the credit rating agencies (e.g. Fitch, Moody's, Standard & Poor's and Inbonis Rating for the segments approved under Part III, Title II, Chapter II of the CRR) or the minimum export insurance premium rating (e.g. OECD for the central government and central bank segment, as explained above). Japan Credit Rating Agency, HR Ratings de México and Scope Ratings are used for credit exposures in the Sovereign segment.

Grupo Santander does not currently transfer the issuer and issue credit ratings onto items not included in the trading book for exposures treated under the standardised approach.
The assignment of weights according to credit ratings complies with the regulatory requirements, aligning the alphanumeric scale of each agency used with the credit quality steps set down in Chapter II, Section II of the CRR, as follows:

Credit quality step	S&P / Inbonis	Moody's	Fitch	DBRS	Japan Credit Rating Agency	HR Ratings Mexico	Scope Ratings
1	AAA a AA-	AAA a AA3	AAA a AA-	AAA a AAL	AAA a AA	HR AAA a HR AA	AAA a AA-
2	A+ a A-	A1 a A3	A+ a A-	AH a AL	A	HR A	A+ a A-
3	BBB+ a BBB-	BAA1 a BAA3	BBB+ a BBB-	BBBH a BBBL	BBB	HR BBB	BBB+ a BBB-
4	BB+ a BB-	BA1 a BA3	BB+ a BB-	BBH a BBL	BB	HR BB	BB+ a BB-
5	B+ a B-	B1 a B3	B+ a B-	BH a BL	B	HR B	B+ a B-
6	Inferior a B-	Inferior a B3	Inferior a B-	CCCH e inferior	CCC a inferior	HR CCC a inferior	CCC a inferior

Credit quality step	Central governments and central banks	Regional administrations	Public sector entities	Institutions ≤ 3 months rated	Institutions > 3 months rated	Corporates
1	0%	20%	20%	20%	20%	20%
2	20%	50%	50%	20%	30%	50%
3	50%	50%	100%	20%	50%	75%
4	100%	100%	100%	50%	100%	100%
5	100%	100%	100%	50%	100%	150%
6	150%	150%	150%	150%	150%	150%

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In accordance with article 150 of the CRR, Santander always uses the standardised approach for sovereign exposures denominated and funded in the Member State’s local currency, applying a 0% risk weighting.
Guarantees are applied by reallocating exposures to the corresponding asset categories and risk weightings.

When credit institutions use some of their qualifying financial collateral as a credit risk mitigation technique, the valuation of this collateral for the calculation of risk-weighted exposure amounts can either follow the financial collateral simple method under Article 222 of the CRR or the financial collateral comprehensive method under Article 223 of the CRR.

	Table 38.CR4 - standardised approach - Credit risk exposure and CRM effects
	EUR million
						2025
		Exposures before CCF and CRM		Exposures post CCF and CRM		RWAs and RW
	Exposure classes	On-balance-sheet amount	Off-balance-sheet amount	On-balance-sheet amount	Off-balance-sheet amount	RWAs	RW
		a	b	c	d	e	f
1	Central governments or central banks	359,319	7,312	388,891	3,831	29,013	7%
2	Non-central government public sector entities	22,031	3,154	22,007	1,076	815	4%
EU 2a	Regional governments or local authorities	18,224	2,214	17,588	808	467	3%
EU 2b	Public sector entities	3,808	940	4,419	268	347	7%
3	Multilateral Development Banks	3,658	11	7,347	1,714	17	—%
EU 3a	International Organisations	1,704	—	1,704	—	—	—%
4	Institutions	16,407	2,768	16,653	1,713	3,847	21%
5	Covered bonds	828	—	828	—	83	10%
6	Corporates	63,707	37,296	56,214	3,770	52,653	88%
6.1	Of which: Specialised Lending	1,449	2,238	1,438	551	1,729	87%
7	Subordinated debt exposures and equity	5,488	—	5,488	—	7,892	144%
EU 7a	Subordinated debt exposures	—	—	—	—	—	—%
EU 7b	Equity	5,488	—	5,488	—	7,892	144%
8	Retail	139,284	96,564	124,078	950	83,995	67%
9	Secured by mortgages on immovable property and ADC exposures	98,959	7,911	93,918	498	33,998	36%
9.1	Secured by mortgages on residential immovable property - non IPRE	67,404	3,275	63,584	150	17,178	27%
9.2	Secured by mortgages on residential immovable property - IPRE	10,108	111	10,102	15	2,486	25%
9.3	Secured by mortgages on commercial immovable property - non IPRE	13,276	1,248	12,262	216	7,427	60%
9.4	Secured by mortgages on commercial immovable property - IPRE	4,621	162	4,499	16	2,810	62%
9.5	Acquisition, Development and Construction (ADC)	3,550	3,115	3,471	101	4,097	115%
10	Exposures in default	15,919	440	15,347	95	17,566	114%
EU 10a	Claims on institutions and corporates with a short-term credit assessment	709	1,368	1,198	182	472	34%
EU 10b	Collective investments undertakings	328	221	328	221	380	69%
EU 10c	Other items	70,415	3,126	74,449	398	50,262	67%
12	Total	798,757	160,171	808,451	14,448	280,993	34%
	Securitisations are not included.

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	CR4 - standardised approach - Credit risk exposure and CRM effects (31.12.2024)
	EUR million
						2024
		Exposures before CCF and CRM		Exposures post CCF and CRM		RWAs and RW
	Exposure classes	On-balance-sheet amount	Off-balance-sheet amount	On-balance-sheet amount	Off-balance-sheet amount	RWAs	RW
		a	b	c	d	e	f
1	Central governments or central banks	366,596	4,359	393,423	2,114	27,211	7%
2	Regional governments or local authorities	15,428	2,115	14,956	758	357	2%
3	Public sector entities	3,564	926	4,212	235	359	8%
4	Multilateral Development Banks	2,860	4	8,104	127	—	—%
5	International Organisations	1,721	—	1,721	—	—	—%
6	Institutions	21,107	2,991	21,526	3,348	5,555	22%
7	Corporates	64,205	37,248	55,032	3,558	53,269	91%
8	Retail	147,730	92,337	133,178	1,022	94,258	70%
9	Secured by mortgages on immovable property	94,387	7,334	90,655	304	33,494	37%
10	Exposures in default	15,119	537	14,467	170	15,872	108%
11	Items associated with particularly high risk	561	342	553	21	861	150%
12	Covered bonds	3,019	—	3,019	—	496	16%
13	Claims on institutions and corporates with a short-term credit assessment	307	184	901	96	365	37%
14	Collective investments undertakings (CIU)	345	—	345	—	303	88%
15	Equity	53	—	53	—	53	100%
16	Other items	82,705	20,757	87,173	233	51,158	59%
17	Total	819,705	169,135	829,317	11,987	283,612	34%
	Securitisations not included.
Table CR4 illustrates the effect of all CRM techniques applied in the Standard Approach, including the Simple Approach for Financial Collateral and the Comprehensive Approach for Financial Collateral. The density of the RWAs has not changed significantly compared to the previous period.
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	Table 39.CR5 - standardised approach

	EUR million
																												2025
		Risk Weight																									Total	Of which unrated
		0%	2%	4%	10%	20%	30%	35%	40%	45%	50%	60%	70%	75%	80%	90%	100%	105%	110%	130%	150%	250%	370%	400%	1250%	Otros
		a	b	c	d	e	f	g	h	i	j	k	l	m	n	o	p	q	r	s	t	u	v	w	x	y	z	aa
1	Central governments or central banks	373,449	—	586	184	2,257	—	—	—	—	1,417	—	—	—	—	—	6,152	—	—	—	26	8,651	—	—	—	—	392,722	392,601
2	Non-central government public sector entities	20,825	—	—	—	1,771	—	—	—	—	57	—	—	—	—	—	430	—	—	—	2	—	—	—	—	—	23,084	23,084
EU 2a	Regional government or local authorities	17,428	—	—	—	626	—	—	—	—	—	—	—	—	—	—	341	—	—	—	—	—	—	—	—	—	18,396	18,396
EU 2b	Public sector entities	3,397	—	—	—	1,145	—	—	—	—	57	—	—	—	—	—	88	—	—	—	1	—	—	—	—	—	4,688	4,688
3	Multilateral development banks	8,980	—	—	—	80	—	—	—	—	2	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	9,062	8,976
EU 3a	International organisations	1,704	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	1,704	1,704
4	Institutions	1,236	3,534	—	—	11,314	942	—	144	—	382	—	—	112	—	—	303	—	—	—	400	—	—	—	—	—	18,366	12,013
5	Covered bonds	—	—	—	828	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	828	466
6	Corporates	—	—	—	—	4,771	—	—	—	—	1,540	—	—	735	10	—	52,041	—	—	546	342	—	—	—	—	—	59,984	56,532
6.1	Of which: Specialised Lending	—	—	—	—	—	—	—	—	—	—	—	—	—	10	—	1,433	—	—	546	—	—	—	—	—	—	1,989	1,989
7	Subordinated debt exposures and equity	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	402	—	—	—	—	1,125	—	—	—	3,961	5,488	5,488
EU 7a	Subordinated debt exposures	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
EU 7b	Equity	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	402	—	—	—	—	1,125	—	—	—	3,961	5,488	5,488
8	Retail exposures	—	—	—	—	—	—	4,509	—	11,629	—	—	—	108,117	—	—	772	—	—	—	—	—	—	—	—	—	125,027	125,027
9	Secured by mortgages on immovable property and ADC exposures	105	—	—	—	64,507	243	144	—	77	—	13,120	—	8,162	—	1	6,662	47	7	—	1,259	—	—	—	—	82	94,416	94,416
9.1	Secured by mortgages on residential immovable property - non IPRE	—	—	—	—	55,650	—	—	—	—	—	—	—	7,819	—	—	265	—	—	—	—	—	—	—	—	—	63,734	63,734
9.1.1	No load splitting applied	—	—	—	—	4,390	—	—	—	—	—	—	—	633	—	—	146	—	—	—	—	—	—	—	—	—	5,169	5,169
9.1.2	Loan splitting applied (secured)	—	—	—	—	51,259	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	51,259	51,259
9.1.3	Loan splitting applied (unsecured)	—	—	—	—	—	—	—	—	—	—	—	—	7,187	—	—	119	—	—	—	—	—	—	—	—	—	7,306	7,306
9.2	Secured by mortgages on residential immovable property - IPRE	6	—	—	—	8,791	243	144	—	77	—	12	—	24	—	—	728	47	—	—	45	—	—	—	—	—	10,117	10,117
9.3	Secured by mortgages on commercial immovable property - non IPRE	15	—	—	—	67	—	—	—	—	—	9,321	—	318	—	—	2,758	—	—	—	—	—	—	—	—	—	12,478	12,478
9.3.1	No loan splitting applied	—	—	—	—	21	—	—	—	—	—	—	—	86	—	—	1,269	—	—	—	—	—	—	—	—	—	1,376	1,376
9.3.2	loan splitting applied (secured)	—	—	—	—	—	—	—	—	—	—	9,321	—	—	—	—	—	—	—	—	—	—	—	—	—	—	9,321	9,321
9.3.3	loan splitting applied (unsecured)	15	—	—	—	46	—	—	—	—	—	—	—	231	—	—	1,489	—	—	—	—	—	—	—	—	—	1,781	1,781
9.4	Secured by mortgages on commercial immovable property - IPRE	84	—	—	—	—	—	—	—	—	—	3,787	—	1	—	1	389	—	7	—	164	—	—	—	—	82	4,515	4,515
9.5	Acquisition, Development and Construction (ADC)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	2,522	—	—	—	1,050	—	—	—	—	—	3,572	3,572
10	Exposures in default	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	11,194	—	—	—	4,248	—	—	—	—	—	15,442	15,442
EU 10a	Claims on institutions and corporates with a short-term credit assessment	—	—	—	—	969	—	—	—	—	325	—	—	—	—	—	22	—	—	—	64	—	—	—	—	—	1,380	—
EU 10b	Collective investment undertakings (CIU)	223	—	—	—	—	—	—	—	—	—	—	—	—	—	—	310	—	—	—	12	—	—	—	4	—	549	549
EU 10c	Other items	19,172	329	—	—	2,545	1,309	—	—	—	346	—	—	81	—	—	40,704	—	—	—	41	—	—	—	—	10,320	74,846	74,840
EU 11c	Total	425,694	3,863	586	1,011	88,213	2,494	4,653	144	11,707	4,069	13,120	—	117,206	10	1	118,992	47	7	546	6,393	9,777	—	—	4	14,363	822,899	811,138

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	CR5 - standardised approach (31.12.2024)

	EUR million
																		2024
		Risk Weight															Total	Of which unrated
		0%	2%	4%	10%	20%	35%	50%	70%	75%	100%	150%	250%	370%	1250%	Otros
		a	b	c	d	e	f	g	h	i	j	k	l	m	n	o	p	q
1	Central governments or central banks	378,030	—	—	—	2,562	—	945	—	—	5,833	19	8,147	—	—	—	395,536	395,449
2	Regional government or local authorities	14,944	—	—	—	497	—	30	—	—	243	—	—	—	—	—	15,714	15,412
3	Public sector entities	3,143	—	—	—	1,112	—	111	—	—	81	—	—	—	—	—	4,447	3,218
4	Multilateral development banks	8,231	—	—	—	—	—	—	—	—	—	—	—	—	—	—	8,231	8,231
5	International organisations	1,721	—	—	—	—	—	—	—	—	—	—	—	—	—	—	1,721	1,721
6	Institutions	—	4,979	—	—	15,899	—	3,486	—	—	454	56	—	—	—	—	24,874	17,255
7	Corporates	—	—	—	—	1,779	—	1,255	—	—	54,661	895	—	—	—	—	58,589	56,721
8	Retail	—	—	—	—	—	4,019	—	—	130,181	—	—	—	—	—	—	134,200	134,200
9	Secured by mortgages on immovable property	—	—	—	—	—	76,033	12,876	—	—	1,676	374	—	—	—	—	90,959	90,959
10	Exposures in default	—	—	—	—	—	—	—	—	—	12,166	2,471	—	—	—	—	14,637	14,637
11	Exposures associated with particularly high risk	—	—	—	—	—	—	—	—	—	—	574	—	—	—	—	574	574
12	Covered bonds	—	—	—	1,075	1,944	—	—	—	—	—	—	—	—	—	—	3,019	2,775
13	Institutions and corporates with a short-term credit assessment	—	—	—	—	612	—	296	—	—	75	15	—	—	—	—	997	6
14	Collective investment undertakings	22	—	—	—	34	—	—	—	—	276	13	—	—	—	—	345	345
15	Equity	—	—	—	—	—	—	—	—	—	53	—	—	—	—	—	53	53
16	Other items	22,125	210	—	—	17,381	—	15	—	20	47,655	—	—	—	—	—	87,407	87,407
17	Total	428,216	5,189	—	1,075	41,819	80,052	19,014	—	130,201	123,173	4,417	8,147	—	—	—	841,303	828,963
Table CR5 presents the breakdown of exposures under the Standard Approach by asset class and risk weighting (corresponding to the risk attributed to exposure according to the risk criterion under the Standard Approach).

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4.3. Distribution of exposures
This section covers the CRB requirement - Additional disclosure concerning the credit quality of assets.
The tables below give a breakdown of the exposures to credit and dilution risk of the Group:
•Exposure category
•Business sector
•Geographical area
•Residual maturity
The information is also presented for non-performing exposures, impairment loss allowances and provisions for contingent liabilities and commitments.
In this section the numbers include the amounts for counterparty and credit risk excluding securitisations.
The distribution by geography in standard portfolios is mainly concentrated in Brazil, Spain and the United States. The most prominent segments continue to be central administrations (with a strong presence in Spain, Brazil and UK) and retailers and companies with a prominent presence in Brazil, the United States and UK.
In terms of IRB portfolios most of the exposure is concentrated in the corporate and retail segments in Spain and the UK.

Exposures by geographic area

■	Spain	38%
■	UK	19%
■	Rest of Europe	15%
■	Brazil	9%
■	USA	5%
■	Rest of South America	7%
■	Rest of North America	5%

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Table 40.Exposures by geographic area
EUR million
									2025
Exposures Post CRM - Post CCF
	Europe	Of which, Spain	Of which, UK	North America	Of which, USA	South América	Of which, Brazil	Others	Total
IRB approach
Central governments or central banks	0	0	0	0	0	0	0	0	0
Of which: Regional governments or local authorities	0	0	0	0	0	0	0	0	0
Regional governments or local authorities	288	0	0	2,413	0	0	0	0	2,700
Public sector entities	310	0	0	0	0	0	0	0	310
Institutions	12,403	1,287	4,436	3,669	3,263	316	300	2,307	18,696
Companies	135,741	57,413	23,858	44,214	25,867	41,958	32,812	8,813	230,725
Of which: SMEs	25,382	18,218	2,424	4,705	54	873	815	69	31,029
Of which: Large companies	84,864	25,836	15,267	34,059	25,262	31,586	22,888	8,594	159,103
Specialised lending	15,062	4,797	5,667	5,653	4,068	1,169	56	1,101	22,985
Of which: Specialised lending - project finance	10,996	3,772	3,430	4,586	4,068	1,087	56	538	17,207
Of which: specialised financing - commodity financing	201	94	0	0	0	0	0	82	282
Of which: specialised financing - raw materials financing	7	0	0	0	0	0	0	0	7
Of which: specialised financing - BIGR	3,858	931	2,237	1,067	0	82	0	481	5,488
Acquired receivables	29,810	11,920	3,406	5,831	4,463	3,575	3,353	1,498	40,714
Other	90,869	40,696	14,785	32,730	17,337	37,214	29,403	6,214	167,026
Retail exposures	347,088	82,183	203,467	489	400	257	107	381	348,216
Of which: Secured by real estate	280,474	57,893	199,093	463	385	198	68	349	281,484
Of which: SMEs	1,949	1,910	1	1	0	1	0	1	1,951
Of which: Non-SMEs	278,525	55,982	199,093	462	385	197	68	348	279,533
Secured by residential real estate	278,647	56,123	199,090	461	383	197	68	347	279,652
Eligible revolving exposures	10,802	5,381	3,754	7	4	12	3	9	10,831
Acquired receivables	1,862	1,839	2	2	2	0	0	1	1,864
Other retail exposures	55,777	18,840	621	20	11	48	36	24	55,869
Of which: SMEs	14,582	8,498	1	3	3	2	0	7	14,594
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Of which: Non-SMEs	41,195	10,342	620	17	8	46	35	17	41,275
Collective investment undertakings (CIUs)	566	566	0	0	0	0	0	0	567
Transparency approach	566	566	0	0	0	0	0	0	567
Mandate-based approach	0	0	0	0	0	0	0	0	0
Alternative approach	0	0	0	0	0	0	0	0	0
Equities	2,097	1,607	205	365	274	487	483	25	2,974
Total IRB approach	498,493	143,057	231,967	51,150	29,804	43,019	33,702	11,526	604,188
Standardised approach
Central governments or central banks	247,095	116,420	49,707	80,255	54,866	59,060	44,059	11,389	397,798
Regional governments or local authorities	17,081	16,148	3	1,069	1,042	379	271	0	18,530
Public sector entities	3,126	1,723	52	1,505	1,505	89	0	0	4,720
Multilateral development banks	0	0	0	0	0	0	0	10,294	10,294
International organisations	0	0	0	0	0	0	0	1,749	1,749
Entities	12,482	1,031	6,434	9,519	8,619	2,011	1,498	247	24,259
Companies	33,232	7,309	7,183	10,632	9,539	19,136	10,096	868	63,868
Of which: SMEs	6,332	365	1,599	714	580	5,537	2,845	137	12,720
Of which: Specialised financing	643	0	0	378	378	1,043	908	0	2,064
Retail	43,179	5,283	5,817	34,672	24,443	45,567	33,011	1,609	125,027
Of which: SMEs	11,938	1,123	482	3,823	2,219	11,878	7,929	37	27,676
Secured by mortgages on real estate and ADC exposures	26,894	5,766	1,369	28,557	18,468	38,547	14,083	418	94,416
Secured by mortgages on residential property - non-BIGR (with collateral)	13,464	2,047	13	12,475	3,248	25,311	9,511	9	51,259
Secured by mortgages on residential property - non-BIGR (without collateral)	2,472	506	1	1,387	579	3,445	834	1	7,306
Secured by mortgages on residential property - other - non-BIGR	4,916	3,058	1,328	25	14	228	48	1	5,169
Secured by mortgages on residential property - BIGR	159	34	0	9,432	9,432	481	6	0	10,072
Secured by mortgages on residential property - other - BIGR	0	0	0	24	24	21	1	0	45
Secured by mortgages on commercial property - non-BIGR (with collateral)	2,291	1	1	678	659	6,156	2,833	195	9,321
Secured by mortgages on commercial property - non-BIGR (without collateral)	383	15	0	96	92	1,224	498	78	1,781
Secured by mortgages on commercial property - other - non-BIGR	522	0	0	56	52	684	142	115	1,376
Secured by mortgages on commercial real estate - BIGR	1,902	92	0	2,419	2,403	26	12	4	4,351
Secured by mortgages on commercial real estate - other - BIGR	127	1	0	0	0	37	26	0	164

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Acquisition, development and construction (ADC)	658	13	26	1,966	1,966	934	171	15	3,572
of which: SMEs	3,533	1	10	6,975	6,519	8,275	3,737	107	18,890
Exposures in default	2,958	1,020	538	6,072	5,284	6,370	3,940	51	15,451
Subordinated debt exposures	0	0	0	0	0	0	0	0	0
Guaranteed bonds	828	0	466	0	0	0	0	0	828
Exposures to entities and companies with short-term credit ratings	1,256	57	155	136	135	101	95	21	1,513
Collective investment undertakings (CIUs)	548	535	0	0	0	1	0	0	549
Transparency approach	548	534	0	0	0	1	0	0	548
Mandate-based approach	1	1	0	0	0	0	0	0	1
Alternative approach	0	0	0	0	0	0	0	0	0
Equity exposures	4,831	4,474	76	180	3	442	324	35	5,488
Other exposures	42,230	20,813	8,691	18,677	13,612	13,924	5,698	102	74,934
Total Standardised Approach	435,742	180,582	80,491	191,272	137,516	185,627	113,075	26,783	839,425
Total	934,235	323,638	312,458	242,422	167,319	228,646	146,776	38,310	1,443,613

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Table 41.CR1-A: Maturity of exposures
	EUR million	2025
		a	b	c	d	e	f
		Net exposure value
		On demand	<= 1 year	r > 1 year <= 5 years	> 5 years	No stated maturity	Total
1	Loans and advances	52,298	362,762	333,373	339,184	—	1,087,617
2	Debt securities	—	31,867	59,437	92,757	—	184,061
3	Total	52,298	394,629	392,810	431,941	—	1,271,678

CR1-A: Maturity of exposures (31.12.2024)
	EUR million	2024
		a	b	c	d	e	f
		Net exposure value
		On demand	<= 1 year	r > 1 year <= 5 years	> 5 years	No stated maturity	Total
1	Loans and advances	42,078	357,047	363,047	342,159	—	1,104,331
2	Debt securities	—	40,375	65,854	77,575	—	183,804
3	Total	42,078	397,422	428,901	419,734	—	1,288,135
This table breaks down loans and advances and Debt securities by maturity period. From a maturity perspective, the balance sheet is predominantly medium-to long-term: around 65% of exposures mature beyond one year, while short-term exposures represent approximately 35% of the total.

The following table shows the stock of loans classified as non-performing between the close of the previous year and the end of current year.

Table 42.CR2 - Changes in the stock of non-performing loans and advances
	EUR million	2025
		a
		Gross carrying amount
10	Opening balance	38,258
20	Inflows to non-performing portfolios	32,256
30	Outflows from non-performing portfolios	(34,164)
40	Outflows due to write-offs	(13,339)
50	Outflow due to other situations	(20,825)
60	Closing balance	36,349

In terms of Table CR2:
Non-performing loan (NPL) inflows remained low, reflecting improved recovery performance across the Group supported by enhanced recovery and collections practices. Write-offs were broadly in line with the prior year. The Group continued to prioritise the reduction of legacy NPLs, including through portfolio sales. Figures are impacted by the agreement to sell Santander Bank Polska, which is classified as held for sale as of December 2025; accordingly, figures reflect the updated reporting perimeter.

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The following table displays performing and non-performing exposures including provisions by stage:

	Table 43.CR1 - Performing and non-performing exposures and related provisions
	EUR million	2025
		a	b	c	d	e	f	g	h	i	j	k	l	m	n	o
		Gross carrying amount/nominal amount						Accumulated impairment, accumulated negative changes in fair value due to credit risk and provisions						Accumulated partial write-off	Collateral and financial guarantees received
		Performing exposures			Non-performing exposures			Performing exposures - accumulated impairment and provisions			Non-performing exposures - accumulated impairment, accumulated negative changes in fair value due to credit risk and provisions				On performing exposures	On non-performing exposures
			Of which, stage 1	Of which, stage 2		Of which, stage 2	Of which, stage 3		Of which, stage 1	Of which, stage 2		Of which, stage 2	Of which, stage 3
5	Cash balances at central banks and other demand deposits	145,035	145,035	—	—	—	—	(1)	(1)	—	—	—	—	—	21	—
10	Loans and advances	1,072,661	987,356	78,426	36,348	3,916	31,872	(7,159)	(3,038)	(4,121)	(14,234)	(568)	(13,549)	(230)	702,279	15,583
20	Central banks	16,007	16,007	—	—	—	—	—	—	—	—	—	—	—	—	—
30	General governments	33,987	32,688	437	85	4	83	(26)	(22)	(4)	(11)	(1)	(10)	—	5,577	69
40	Credit institutions	62,469	62,057	—	—	—	—	(5)	(5)	—	—	—	—	—	29,545	—
50	Other financial corporations	101,022	95,278	2,124	295	2	224	(134)	(111)	(23)	(134)	(1)	(101)	—	52,688	104
60	Non-financial corporations	301,928	273,762	26,215	10,976	713	10,072	(1,825)	(691)	(1,134)	(4,710)	(78)	(4,567)	—	186,424	4,083
70	Of which SMEs	105,614	94,212	11,137	6,519	523	5,900	(850)	(356)	(494)	(2,891)	(70)	(2,776)	—	74,408	2,534
80	Households	557,248	507,564	49,650	24,992	3,197	21,493	(5,169)	(2,209)	(2,960)	(9,379)	(488)	(8,871)	(230)	428,045	11,327
90	Debt securities	184,633	182,871	1,460	849	6	842	(127)	(62)	(65)	(393)	(1)	(392)	—	2,604	19
100	Central banks	5,436	5,436	—	—	—	—	—	—	—	—	—	—	—	—	—
110	General governments	136,665	136,635	—	—	—	—	(4)	(4)	—	—	—	—	—	526	—
120	Credit institutions	10,242	10,242	—	—	—	—	—	—	—	—	—	—	—	—	—
130	Other financial corporations	17,343	16,903	321	3	—	3	(26)	(23)	(3)	(2)	—	(2)	—	1,053	—
140	Non-financial corporations	14,947	13,655	1,139	846	6	839	(97)	(35)	(62)	(391)	(1)	(390)	—	1,025	19
150	Off-balance-sheet exposures	486,407	465,168	21,236	1,465	80	1,327	536	335	201	177	4	166		30,951	283
160	Central banks	1	1	—	—	—	—	—	—	—	—	—	—		—	—
170	General governments	8,739	8,393	346	4	—	4	2	1	1	—	—	—		23	—
180	Credit institutions	75,603	75,492	111	—	—	—	1	1	—	—	—	—		2,374	—
190	Other financial corporations	40,912	39,742	1,171	14	—	12	23	15	8	4	—	4		2,514	1
200	Non-financial corporations	233,655	223,742	9,910	1,283	63	1,165	218	144	74	164	3	157		23,964	278
210	Households	127,497	117,798	9,698	164	17	146	292	174	118	9	1	5		2,076	4
220	Total	1,888,736	1,780,430	101,122	38,662	4,002	34,041	(7,823)	(3,436)	(4,387)	(14,804)	(573)	(14,107)	(230)	735,855	15,885
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	CR1 - Performing and non-performing exposures and related provisions (31.12.2024)
	EUR million	2024
		a	b	c	d	e	f	g	h	i	j	k	l	m	n	o
		Gross carrying amount/nominal amount						Accumulated impairment, accumulated negative changes in fair value due to credit risk and provisions						Accumulated partial write-off	Collateral and financial guarantees received
		Performing exposures			Non-performing exposures			Performing exposures - accumulated impairment and provisions			Non-performing exposures - accumulated impairment, accumulated negative changes in fair value due to credit risk and provisions				On performing exposures	On non-performing exposures
			Of which, stage 1	Of which, stage 2		Of which, stage 2	Of which, stage 3		Of which, stage 1	Of which, stage 2		Of which, stage 2	Of which, stage 3
5	Cash balances at central banks and other demand deposits	183,115	183,115	—	—	—	—	—	—	—	—	—	—	—	—	—
10	Loans and advances	1,088,446	1,000,062	82,269	38,259	3,422	33,993	(7,538)	(3,314)	(4,224)	(14,836)	(587)	(14,046)	(215)	726,561	17,610
20	Central banks	16,200	16,200	—	—	—	—	—	—	—	—	—	—	—	—	—
30	General governments	28,569	27,180	337	104	1	103	(22)	(17)	(5)	(10)	—	(10)	—	3,345	79
40	Credit institutions	55,938	55,513	18	1	—	1	(5)	(5)	—	—	—	—	—	23,194	—
50	Other financial corporations	92,515	88,321	1,150	313	1	302	(139)	(105)	(34)	(137)	—	(131)	—	49,878	118
60	Non-financial corporations	311,617	282,453	27,615	11,778	407	10,921	(1,802)	(713)	(1,089)	(4,992)	(59)	(4,760)	(42)	199,927	4,874
70	Of which SMEs	117,006	103,230	13,399	7,269	222	6,846	(1,040)	(382)	(658)	(3,317)	(35)	(3,198)	(18)	81,172	3,160
80	Households	583,607	530,395	53,149	26,063	3,013	22,666	(5,570)	(2,474)	(3,096)	(9,697)	(528)	(9,145)	(173)	450,217	12,539
90	Debt securities	185,226	184,018	597	748	—	701	(48)	(39)	(9)	(301)	—	(301)	—	1,988	19
100	Central banks	6,187	6,187	—	—	—	—	—	—	—	—	—	—	—	—	—
110	General governments	135,098	134,987	41	—	—	—	(4)	(4)	—	—	—	—	—	471	—
120	Credit institutions	10,854	10,854	—	—	—	—	—	—	—	—	—	—	—	—	—
130	Other financial corporations	19,821	19,544	49	4	—	4	(10)	(10)	—	(2)	—	(2)	—	672	—
140	Non-financial corporations	13,266	12,446	507	744	—	697	(34)	(25)	(9)	(299)	—	(299)	—	845	19
150	Off-balance-sheet exposures	453,115	435,548	17,565	1,661	111	1,509	494	305	189	218	5	208	—	17,034	125
160	Central banks	536	536	—	—	—	—	—	—	—	—	—	—	—	—	—
170	General governments	5,474	5,256	218	17	—	17	2	1	1	—	—	—	—	357	—
180	Credit institutions	66,092	65,984	108	—	—	—	1	1	—	—	—	—	—	614	—
190	Other financial corporations	43,261	41,609	1,653	92	—	85	94	62	32	15	—	15	—	1,784	—
200	Non-financial corporations	218,031	209,775	8,254	1,360	101	1,226	212	128	84	196	4	187	—	13,269	121
210	Households	119,721	112,388	7,332	192	10	181	185	113	72	7	1	6	—	1,010	4
220	Total	1,909,902	1,802,743	100,431	40,668	3,533	36,203	(8,080)	(3,658)	(4,422)	(15,355)	(592)	(14,555)	(215)	745,583	17,754

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From Table CR1 can be seen that:
•Solid portfolio quality: Performing exposures represent the majority of the credit book, with limited provisioning requirements.
•Non-performing exposures are primarily concentrated in Households and SME.
•Collateral and financial guarantees contribute to risk mitigation, while conservative provisioning—aligned with supervisory expectations—provides adequate coverage for impaired exposures.
As of December 2025, the portfolio reflects a balanced and controlled risk profile, supported by high-quality assets, conservative provisioning and robust collateral coverage. Non-performing exposures decreased vs. December 2024 (-5%), from €40.8bn to €38.7bn, reflecting continued progress in asset quality management and the ongoing recovery of distressed exposures.
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The following table breaks down performing and non-performing exposures according to the number of days past due:

	Table 44.CQ3 - Credit quality of performing and non-performing exposures by past due days
	EUR million										2025
		a	b	c	d	e	f	g	h	i	j	k	l
		Gross carrying amount/nominal amount
		Performing exposures			Non-performing exposures
			Not past due or past due ≤ 30 days	Past due > 30 days ≤ 90 days		Unlikely to pay that are not past due or are past due ≤ 90 days	Past due > 90 days ≤ 180 days	Past due > 180 days ≤ 1 year	Past due > 1 year ≤ 2 years	Past due > 2 years ≤ 5 years	Past due > 5 years ≤ 7 years	Past due > 7 years	Of which defaulted
5	Cash balances at central banks and other demand deposits	145,035	145,035	—	—	—	—	—	—	—	—	—	—
10	Loans and advances	1,072,661	1,066,547	6,114	36,348	21,990	4,655	4,415	3,158	1,896	98	136	36,057
20	Central banks	16,007	16,007	—	—	—	—	—	—	—	—	—	—
30	General governments	33,987	33,978	9	85	26	39	3	—	11	6	—	86
40	Credit institutions	62,469	62,469	—	—	—	—	—	—	—	—	—	—
50	Other financial corporations	101,022	100,265	757	295	215	18	11	22	20	—	9	295
60	Non-financial corporations	301,928	300,646	1,282	10,976	6,321	1,217	1,381	1,136	789	55	77	10,801
70	Of which SMEs	105,614	104,942	672	6,519	3,119	931	1,115	618	637	40	59	6,508
80	Households	557,248	553,182	4,066	24,992	15,428	3,381	3,020	2,000	1,076	37	50	24,875
90	Debt securities	184,633	184,633	—	849	848	—	1	—	—	—	—	846
100	Central banks	5,436	5,436	—	—	—	—	—	—	—	—	—	—
110	General governments	136,665	136,665	—	—	—	—	—	—	—	—	—	—
120	Credit institutions	10,242	10,242	—	—	—	—	—	—	—	—	—	—
130	Other financial corporations	17,343	17,343	—	3	3	—	—	—	—	—	—	1
140	Non-financial corporations	14,947	14,947	—	846	845	—	1	—	—	—	—	845
150	Off-balance-sheet exposures	486,407			1,465								1,440
160	Central banks	1			—								—
170	General governments	8,739			4								4
180	Credit institutions	75,603			—								—
190	Other financial corporations	40,912			14								14
200	Non-financial corporations	233,655			1,283								1,263
210	Households	127,497			164								160
220	Total	1,888,736	1,396,215	6,114	38,662	22,838	4,655	4,416	3,158	1,896	98	136	38,343

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The portfolio reached a gross carrying amount of €1.93tn, of which 98% is current and fully performing, confirming the solid quality of the loan book. Non-performing exposures as a percentage of total gross carrying amount declined to 2.01% as of December 2025, consistent with an improvement in asset quality and the ongoing recovery of distressed portfolios.
Early arrears exposures represent approximately 0.4% of performing exposures within the 30–90 days past-due bucket.
Non-performing exposures (NPEs) totalled at €38.7bn (2.01% of total Gross Carrying Amount), with more than 59% concentrated in early-stage arrears (≤90 days), evidencing controlled inflows into default and high recoverability potential.
Overall, the portfolio reflects a well-contained and stable risk profile, with effective early warning mechanisms, low structural arrears, and NPE levels consistent with a resilient balance sheet.
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	Table 45.CQ4 - Quality of non-performing exposures by geography

	EUR million
		2025
		a	b	c	d	e	f	g
		Gross carrying/Nominal amount				Accumulated impairment	Provisions on off-balance sheet commitments and financial guarantee given	Accumulated negative changes in fair value due to credit risk on non-performing exposures
			of which: non-performing		of which: subject to impairment
				of which: defaulted
10	On balance sheet exposures	1,439,525	37,197	36,903	1,432,350	(21,905)		(8)
20	GB	315,750	3,285	3,282	315,313	(897)		(3)
30	ES	295,056	6,397	6,213	291,099	(3,592)		(5)
40	US	196,915	7,839	7,839	196,730	(3,854)		—
50	BR	150,825	9,333	9,332	149,637	(6,245)		—
60	MX	68,862	1,677	1,677	68,423	(1,461)		—
	PL	11,971	304	304	11,959	(336)		—
	IT	48,457	403	403	48,385	(352)		—
	DE	55,413	1,430	1,430	55,397	(1,066)		—
	FR	41,987	365	365	41,987	(325)		—
	CL	50,971	2,654	2,654	50,969	(1,181)		—
70	Other countries	203,318	3,510	3,404	202,451	(2,596)		—
80	Off balance sheet exposures	487,873	1,465	1,440			713
90	GB	62,173	90	90			105
100	ES	92,821	473	470			79
110	US	69,883	177	177			74
120	BR	49,310	409	409			197
130	MX	20,682	16	12			83
	PL	24,891	40	40			2
	IT	4,853	53	53			7
	DE	16,073	19	19			17
	FR	54,004	2	—			6
	CL	14,256	17	17			31
140	Other countries	78,927	169	153			112
150	Total	1,927,398	38,662	38,343	1,432,350	(21,905)	713	(8)
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The composition of the non-performing portfolio remains broadly consistent with the risk profile of the Bank’s loan book. Higher NPL ratios are observed in geographies combining greater profitability and a stronger retail focus, such as Brazil, Chile, and Mexico.
During 2025, the Group reduced its overall NPL ratio, mainly driven by the continued reduction of legacy non-performing exposures in Europe (notably Spain and the UK). This improvement was partially offset by higher NPL levels in higher-yielding geographies.
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The following two tables show all exposures by industry and geographical area:

	Table 46.CQ5 - Credit quality of loans and advances by industry

	EUR million
		2025
		a	b	c	d	e	f
		Gross carrying amount				Accumulated impairment	Accumulated negative changes in fair value due to credit risk on non-performing exposures
			of which: non-performing		of which: loans and advances subject to impairment
				of which: defaulted
10	Agriculture, forestry and fishing	7,401	449	448	7,391	(255)	—
20	Mining and quarrying	10,811	157	156	10,785	(80)	—
30	Manufacturing	45,065	1,451	1,449	45,028	(906)	—
40	Electricity, gas, steam and air conditioning supply	14,127	238	238	13,691	(169)	—
50	Water supply	1,477	62	62	1,471	(35)	—
60	Construction	18,553	801	795	18,541	(476)	—
70	Wholesale and retail trade	71,598	2,715	2,706	71,574	(1,751)	(1)
80	Transport and storage	15,779	779	778	15,737	(327)	(3)
90	Accommodation and food service activities	10,605	508	508	10,514	(311)	—
100	Information and communication	13,515	233	233	13,510	(150)	—
110	Financial and insurance activities	—	—	—	—	—	—
120	Real estate activities	41,136	993	993	40,926	(466)	—
130	Professional, scientific and technical activities	16,703	618	617	16,675	(325)	—
140	Administrative and support service activities	11,672	517	517	11,667	(287)	—
150	Public administration and defense, compulsory social security	1,055	—	—	1,055	(1)	—
160	Education	1,703	65	65	1,690	(53)	—
170	Human health services and social work activities	4,028	260	259	4,021	(133)	—
180	Arts, entertainment and recreation	1,471	66	59	1,471	(39)	—
190	Other services	26,205	1,064	918	25,202	(767)	—
200	Total	312,904	10,976	10,801	310,949	(6,531)	(4)

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The corporate loan book is diversified, with the largest exposures in wholesale and retail trade, manufacturing, and real estate activities. Overall, the sector composition remained broadly stable in 2025, with a slight decline in the share of manufacturing in favour of other service activities.
Provisioning is aligned with risk profile and sector concentrations. Sectors with higher NPL ratios carry higher reserve allocation, consistent with a prudent provisioning approach. In addition, reflecting the Group’s continued efforts to reduce non-performing exposures, the NPL ratio in the Accommodation sector—one of the more material portfolios—declined by more than 4 percentage points.
Credit quality across non-financial corporates remained well contained. Higher NPL ratios concentrated in more cyclical sectors (e.g. agriculture), while core exposures such as manufacturing, utilities, and real estate remained broadly stable. Overall, the portfolio reflects a balanced risk-return profile, supported by prudent provisioning and diversification.
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Index	Introduction ●	Capital ●	Risks ●	Remuneration ●	Appendices ●
The following table shows the credit quality of the restructured or forborne exposures:

Table 47.CQ1 - Credit quality of forborne exposures
	EUR million
		2025
		a	b	c	d	e	f	g	h
		Gross carrying amount/nominal amount of exposures with forbearance measures				Accumulated impairment, accumulated negative changes in fair value due to credit risk and provisions		Collateral received and financial guarantees received on forborne exposures
		Performing forborne	Non-performing forborne			On performing forborne exposures	On non-performing forborne exposures		Of which collateral and financial guarantees received on non-performing exposures with forbearance measures
				Of which defaulted	Of which impaired
5	Cash balances at central banks and other demand deposits	—	—	—	—	—	—	—	—
10	Loans and advances	10,566	14,322	14,300	13,120	(781)	(5,513)	13,225	6,343
20	Central banks	—	—	—	—	—	—	—	—
30	General governments	3	10	10	10	—	(8)	4	1
40	Credit institutions	—	—	—	—	—	—	—	—
50	Other financial corporations	148	97	97	95	(4)	(61)	161	26
60	Non-financial corporations	4,173	4,881	4,877	4,508	(189)	(2,040)	5,181	1,988
70	Households	6,242	9,334	9,316	8,507	(588)	(3,404)	7,879	4,328
80	Debt Securities	331	530	530	525	(27)	(230)	—	—
90	Loan commitments given	255	61	61	59	6	5	16	2
100	Total	11,152	14,913	14,891	13,704	(814)	(5,748)	13,241	6,345
The stock of restructured exposures maintained a downward trend in 2025. Coverage remained high (25%), and the portfolio continues to be strongly provisioned. Strong payment performance and the outcome of deleveraging plans—mainly in European geographies—offset higher activity in other regions. Collateral associated with the restructured portfolio represents 49% of the exposure. More than 50% of the portfolio is classified as non-performing.
The following table shows the collateral obtained through repossession and foreclosure processes:

Table 48.CQ7 - Collateral obtained by taking possession and execution processes
	EUR million	2025
		a	b
		Collateral obtained by taking possession
		Value at initial recognition	Accumulated negative changes
10	Property, plant and equipment (PP&E)	—	—
20	Other than PP&E	4,793	1,918
30	Residential immovable property	820	240
40	Commercial Immovable property	3,685	1,658
50	Movable property (auto, shipping, etc.)	276	20
60	Equity and debt instruments	12	—
70	Other collateral	—	—
80	Total	4,793	1,918
Asset foreclosure is one of the tools used by the Group to resolve non-performing loans. The stock of repossessed assets continued its downward trend in 2025. Real estate assets are managed through specialised property sale companies, complemented by the Group’s commercial network. The fair value of these assets is determined based on market value (appraisals), adjusted by discounts derived from internal valuation methodologies grounded in the Group’s sales experience with assets of similar characteristics.

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4.4. Internal rating systems
Since 1993, Santander Group has used its own internal models for assigning creditworthiness grades, known as ratings or scorings, to assess the credit quality of customers and exposures. Each rating corresponds to a specific probability of default, derived from the Group’s historical experience, except for certain portfolios classified as low default portfolios.
More than 400 internal rating models are used in the Group’s credit approval and risk monitoring process.
Global rating tools are those applied to the CIB segments of Corporates, Financial Institutions, Sovereigns and Specialised Lending. The management of these tools is centralised within Grupo Santander, both in terms of rating assignment and risk monitoring. For the Corporate, Financial Institutions and Sovereign segments, the tools assign a rating to each counterparty based on a model that relies on the analyst’s judgement, supported by an automatic quantitative module composed of balance-sheet ratios and/or macroeconomic variables. In certain cases, such as Corporate CIB, additional adjustments to the rating may be applied, for example when the counterparty belongs to a group that provides explicit support. The analyst uses the output of the model as a reference, reviews it and, in exceptional cases of disagreement, may override it in order to determine the final rating. In the case of Specialised Lending, a fully expert-based model in line with regulatory requirements is used.
For the Corporate and Institutional segment (including SMEs with the highest turnover), Grupo Santander's parent company has defined a single methodology for the construction of a rating in each country. The aim is to incorporate all available information (internal behaviour, external sources, etc.) in a structured way, statistically weighting the weight of the objective (automatic) assessment and the subjective (expert) assessment according to the client's characteristics. Additionally, further adjustments may be applied for predefined reasons, such as ESG-related considerations. Ultimately, in the event of disagreement, the analyst may override the final score.
Customer ratings are reviewed regularly to take into account new information. Ratings are reviewed more frequently when certain automatic alerts are triggered and for customers placed on special watch. The rating tools are also reviewed in order to refine the ratings they generate.
For the retail segment (individuals and SMEs), scoring tools are in place that automatically assign a rating to credit applications submitted for approval. These credit approval systems are complemented by behavioural rating models, which enhance the predictive power of the risk assumed. In addition to supporting the approval of new exposures, these models are also used for ongoing monitoring and limit setting.
For each of the Group’s portfolios, PD models are developed, with rating and/or scoring models serving as key inputs. In the case of CIB portfolios, these models establish the following relationship between internal ratings and probabilities of default:

Mapping of internal ratings and PD
Corporate		Banks		Financial institutions non banks
Rating	PD	Rating	PD	Rating	PD
9.2	0.03%	9.2	0.03%	9.2	0.030%
9.0	0.03%	9.0	0.03%	9.0	0.030%
8.5	0.03%	8.5	0.03%	8.5	0.030%
8.0	0.03%	8.0	0.04%	8.0	0.03%
7.5	0.03%	7.5	0.05%	7.5	0.05%
7.0	0.03%	7.0	0.08%	7.0	0.08%
6.5	0.07%	6.5	0.13%	6.5	0.14%
6.0	0.15%	6.0	0.20%	6.0	0.22%
5.5	0.32%	5.5	0.30%	5.5	0.37%
5.0	0.66%	5.0	0.46%	5.0	0.61%
4.5	1.38%	4.5	0.70%	4.5	1.00%
4.0	2.89%	4.0	1.07%	4.0	1.65%
3.5	6.05%	3.5	1.62%	3.5	2.70%
3.0	12.65%	3.0	2.46%	3.0	4.38%
2.5	26.47%	2.5	3.72%	2.5	7.04%
2.0	45.00%	2.0	5.58%	2.0	11.13%
1.5	45.00%	1.5	9.55%	1.5	19.91%
1.0	45.00%	1.0	9.55%	1.0	19.91%

These PDs are applied uniformly across Santander and are consistent with the global management of the portfolios. As can be seen, the PD assigned to any given internal rating is not exactly the same in every portfolio. In these cases, regulatory requirements require differentiated calibration.
4.5. Rating assignment process and parameter estimation
The credit risk classification policy establishes criteria for the proper classification of transactions with customers, depending on the credit risk to which the bank is exposed. This classification is based on two regulations comprising:
•Accounting principles: pursuant to International Financial reporting Standard 9 (IFRS 9), which is used for internal management, reporting and accounting purposes.
•Prudential requirements: pursuant to Article 178 of Regulation (EU) no. 575/2013 of the European Parliament and of the Council of 26th June 2013, on prudential requirements for credit institutions and investment firms, as well as the EBA Guidelines on the application of the definition of default.
Due to accounting reasons, the classification is broken down into the following categories: Phase 1, Phase 2, Phase 3 and Write-off. Furthermore, for prudential purposes, the classification is separated into: Non-Default and Default.
As a result of consistency between the classification for prudential and accounting purposes, the transactions are classified by credit risk:
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•Stage 1/No-default risk: This includes all transactions that do not meet the requirements to be classified in other categories.
•Stage 2/No-default risk: This category contains all the transactions, which, without meeting the criteria for individual classification as Phase 3/Default or write-off, show significant increases in credit risk since initial recognition. Transactions are classified as Phase 2 based on the total value of the risk.
•Stage 3/Default risk: This includes all transactions, whether or not past due, for which the circumstances for classification as write-offs have not arisen, however, there are reasonable doubts with regarding to their total repayment (principal and interest) by the obligor as set out in the contract. It also includes off-balance-sheet exposures where payment by the entity is likely, but recovery is doubtful. Transactions are classified as Phase 3/Default based on the total value of the risk.
•Write-off risk: This includes debt instruments, whether or not past due, in relation to which an individual analysis considers that recovery is unlikely, due to severe or irretrievable impairment of the solvency of the transaction or the obligor. This is an accounting classification only, hence there is no equivalent in the prudential criteria.
The accounting and prudential definitions were aligned Since 2022 by incorporating core regulation aspects that better capture the economic downturn, such as day count and materiality thresholds. Only certain criteria that capture an exclusively prudential assessment have been excluded from the definition, thus avoiding excessive conservatism in the accounting perspective.
Additionally, the Group's Customer Forborne Loans Debt Policy defines forbearance as the modification of the payment conditions of a transaction, which allows a customer experiencing financial difficulties (current or foreseeable) to fulfil his/her payment obligations, on the basis that if this modification were not made, it would be reasonably certain that the customer would not be able to meet his/her financial obligations.
The modification may be made to the original transaction or through a new transaction which replaces it and is accompanied with concessions by the bank.
Measuring the credit risk of a transaction involves calculating both the expected and the unexpected loss on the transaction. Unexpected loss is the basis for the calculation of both regulatory and economic capital. It refers to a very high, though improbable, level of loss that is not considered a recurring cost and has to be absorbed by capital. Measuring risk involves two separate steps: estimating the risk and then assigning the credit risk parameters: PD, LGD and EAD.
The PD (probability of default) estimates the likelihood of a customer or a contract to default within 12 months. The PD is used for regulatory capital in the long run, or TTC (through-the-cycle) PD, not dependent on a specific point in the cycle.
The default event being modelled is based on the definition in article 178 of the European Central Bank Solvency Regulation2, which considers defaults to be defined for a customer/contract when at least one of the following circumstances arises:
•The entity considers reasonable doubts regarding the obligor's ability to fulfil their credit obligations in full.
•The customer/contract is past due by more than 90 days on any material credit obligation.
The definition of default has been adapted in accordance with the EBA Guidelines on the application of the definition of default, as well as the materiality thresholds set by the competent authorities.
For either portfolios managed at the customer level or portfolios managed on the contract level, in both cases the probability of the customer defaults has to be modelled.
The calculation of the PD is based on the institution's internal experience, i.e. historical observations of defaults by rating or scoring level. The level at which it is estimated (contract or customer) is agreed with the management.
The LGD (loss given default) is the mathematical expectation of the percentage loss in the event of a default event. The LGD is calculated using internal data on the income and expenses incurred by the institution during the recovery process once the default event has arisen, discounted to the start date of the default.
The LGD is calculated to determine the regulatory capital for the case of a 'downturn', i.e. considered for a worst-case scenario in the economic cycle.
In addition to the estimation of the downturn LGD that will be used for normal operations, a specific loss estimate is made for operations in default. This is determined using LGD and ELBE (expected loss best estimate) parameters. The ELBE attempts to provide the best estimate of economic loss at a particular time based mainly on the time during which the operation has been at default, with due regard to the prevailing economic situation, while the LGD for transactions in default is increased by any further unexpected losses that may be reported during the recovery period.
Finally, the EAD (exposure at default) is calculated. It is defined as the value of the debt at the time of default. For lending products or any product with no off-balance-sheet amount, the EAD equals the balance of the transaction plus any interest accrued but not yet paid. For products providing facilities it is necessary to estimate any future drawings that will be made between the present time and any possible future default event. The CCF (credit conversion factor) is calculated, in order to show the percentage of the balance not currently utilised (off-balance-sheet amount) which would be utilised at the time of default.
Past information on portfolios is essential for estimating regulatory parameters, as established in EU regulations (Regulation No 575/2013). The minimum data periods to be used in estimates are between five and seven years, depending on the parameter and the portfolio. However, the period used in the estimate can be longer, depending on the historical information available. The Bank has an internal data model containing historical information on portfolios, which is subject to review by the internal supervisory divisions (Validation and Audit) and by the supervisory authorities.
2 Regulation (EU) No 575/2013 of the European Parliament and Council of 26 June 2013 on prudential requirements for credit institutions and investment firms.

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The methodology used to estimate the credit risk parameters was updated under the new regulatory guidelines, mainly established in the 'Guidelines on PD estimation, LGD estimation and the treatment of defaulted exposures', to incorporate the requirements and interpretations deriving from these regulatory provisions.
For regulatory purposes, observations of frequency of default and associated losses have to be averaged out over an entire economic cycle in the case of the PD, or represent a downturn situation in the case of the LGD or EAD, or represent the current economic cycle in the case of the ELBE for non-performing transactions.
For this reason, recent observations are not directly comparable with the regulatory parameters and backtesting exercises should be treated with caution and placed in the context of the current economic environment. As explained in section 4.9, recent observed default frequencies (ODFs) are below the regulatory PDs in geographic locations with economic growth rates above the average for the cycle. Conversely, in regions where economic growth is below average, the ODFs may exceed the regulatory PDs.
The risk parameters must be estimated separately for each entity, country and segment and have to be reviewed at least once a year.
The parameters are then assigned to the transactions recorded on each unit’s balance sheet, in order to calculate the expected losses and capital requirements associated with the unit’s exposure.
In certain portfolios there is only a limited amount of default experience, that alternative approaches to parameter estimation have to be used. These are known as low default portfolios.
Low default portfolio: corporates; banks and non-bank financial institutions.
In line with industry practices and supervisory expectations, these portfolios are treated under the Foundation IRB approach, under which internal modelling is limited to the estimation of the Probability of Default (PD), while Loss Given Default (LGD) and Credit Conversion Factors (CCF) are defined in accordance with the applicable regulation.
For low default portfolios, PD estimation is primarily based on datasets from external credit rating agencies, which reflect the pooled default experience of a large number of rated entities and sovereigns. These datasets contain extensive historical information, allowing for the identification of complete economic cycles as well as the analysis of downturn conditions.
The definition of default used by the rating agencies is assessed in detail against the regulatory definition. Although the two definitions are not fully aligned, they share sufficient common elements to allow their use for PD estimation purposes.

With respect to PD, rating agencies do not directly report long-run (through-the-cycle, TTC) PD estimates, but rather annual observed default frequencies. These observations are averaged over a full economic cycle and by external rating grade in order to derive a long-run PD. This long-run PD is assigned to all counterparties with an external rating and is subsequently used to calibrate the internal rating system. As a result, the final PD depends on the counterparty’s internal rating, rather than its external rating, and can also be applied to counterparties without an external rating.
The parameters estimated for global portfolios are uniform across all Santander Group units. Accordingly, a financial institution assigned an internal rating of 8.5 is associated with the same PD regardless of the Santander Group unit in which the exposure is booked.
Corporates (including SMEs, specialised lending and receivables)
The estimation is based on the entity’s own internal experience for portfolios of customers that have an account manager assigned to them with sufficient experience of internal defaults. The PD is calculated for customers by observing new NPLs in the portfolio and relating these to the ratings assigned to the customers concerned. To this end, long-run observed default frequencies (LR ODFs) are calculated for a rating or group of ratings and are adjusted to the average PD observed for each portfolio over a complete economic cycle.
Compared to low default portfolios, corporates portfolios have specific rating systems in each the Group unit, requiring specific PD calibrations in each case.
The LGD in Corporates portfolios is calculated on the basis of observed recoveries of defaulted transactions. This calculation takes into account not only the cash inflows and outflows associated with the recovery process but also the timing of these flows, to calculate their present value and direct and indirect recovery costs. For regulatory use, LGD estimates must be associated with a period of economic crisis or a downturn. The existence of major variables (known as 'drivers') is modelled to explain the emergence of various LGDs for different groups of transactions. The main drivers used are the age of the transactions, the existence or absence of guarantees, the type of guarantee, the Loan to Value, etc. Statistical significance and business relevance are required for these explanatory variables. Estimated ELBE and LGD are also calculated for operations in default.
Finally, the EAD is estimated by comparing the percentage use of off-balance sheet operations at the time of default and in normal circumstances, to estimate the extent to which customers make more use of their credit facilities as they approach default. To estimate the CCF, information on past defaults is gathered from databases and balances (on and off the balance sheet) are compared between the time of default and earlier periods before the downturn in the customer’s credit quality had yet to be observed.
In the case of specialised lending exposures, risk-weighted assets are calculated directly using the so-called slotting criteria approach, which defines different risk categories based on expert judgement criteria.
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Retail
In portfolios where customers do not have an account manager assigned to them but are treated on a pooled or standardised basis, PDs are estimated based on the entity’s internal experience.
The PDs are calculated by observing new NPLs and relating each new NPL to the score assigned to the transaction at the time of approval or, for transactions beyond a certain age, to the customer's rating. As with the corporates portfolios, the LGD is calculated on the basis of an observed recovery process, adjusted to downturn conditions. Estimated ELBE and LGD are also calculated for transactions in default. The EAD estimation is also similar to that for corporates.
For further details, see Appendix XII, which contains several tables summarising the parameter models used in the geographies, complying with the requirement (e) of CRE in relation to the article 452 (f) of the CRR.

Access the Pillar 3 2025 file available on Grupo Santander's web site
4.6. Uses of internal parameter estimates
One major application of the PD, LGD and EAD credit risk parameters is to determine minimum capital requirements within the CRR framework.
The CRR states that these parameters and their associated metrics, including expected and unexpected loss, are to be used not only for regulatory purposes but also for internal credit risk management.
The Group has adapted its projection methodology to IFRS 9, resulting in an impact on the estimation of expected loss and the other relevant credit risk metrics arising from the parameters obtained, thus making full use of the risk parameters (PD, LGD and EAD) in its management through the calculation of provisions and allowances.
The internal credit risk parameter estimates are also used in a variety of management tools, including pre-classifications, economic capital allocation, the RoRAC (return on risk-adjusted capital) calculation, the RoRWA (return on risk-weighted assets), stress testing and scenario analyses. These results are reported to senior management through various internal committees.
The pre-classification tool is used to assign limits to customers based on their risk characteristics. For the Corporate Investment Banking (CIB) segment, limits are established for capital at risk (CaR) and nominal CAP.3 Limits for financial institutions are managed using credit risk equivalent (CRE) models.
Through the calculation and allocation of economic capital, all the various types of risks arising from the lending business are integrated in a single measurement, combining measurement of credit risk with that of other risks, including market, operational, business and on-balance-sheet interest rate risk. The economic capital allocation at the business unit level provides a view of the distribution of risk by business activity and geographical area, taking the benefits of diversification into account. By linking economic capital to financial results, it is possible to calculate the risk-adjusted return (RoRAC) to be compared to the cost of capital to determine each unit contributing to value creation in the Group.
The use of economic capital figures in determining management compensation and setting capital and RoRAC-related targets for the business units reinforces the integration of economic capital in management.
In scenario analyses, the credit risk parameters (including provisions under IFRS 9) are related to macroeconomic variables, such as the unemployment rate, GDP growth and interest rates, using statistical models. This allows credit risk to be quantified under different macroeconomic scenarios, and in particular, to assess potential risk levels in stress situations.
For further details on IFRS 9, see the 'Risk management and compliance' chapter (section 3.4) of the 2025 annual report.

3 Maximum nominal amount of a risk transaction, excluding market transactions and with maximum terms according to the type of transaction.

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4.7. Credit risk mitigation techniques
This section covers the CRC requirements - Qualitative disclosure requirements related to credit risk mitigation techniques.
Among other factors, Santander applies various credit risk mitigation techniques based on customer and product type.
Some are inherent to specific operations (such as real estate collateral) while others apply to a series of transactions (such as netting or collateral).
Risk approval is generally determined by the borrowers' ability to make payment due, irrespective of any additional collateral or personal guarantees that may be required to modulate the exposure. To determine repayment capacity, Grupo Santander reviews funds or net cash flows from its businesses or revenues without guarantors or assets pledged as collateral. When approving a loan, the Group always considers guarantors and guarantees as a secondary means of recourse if the first channel fails.
In general, guarantees serve to reinforce a credit transaction and mitigate a loss if the borrower defaults on its payment obligation. Grupo Santander's techniques for mitigating credit risk cover various types of customers and products. Some are for specific transactions (e.g. property) or a series of transactions (e.g. clearing derivatives and guarantees). They are grouped into collateral, personal guarantees and credit derivative hedges.
Grupo Santander makes sure its mitigation techniques meet the requirements for legal enforceability in all jurisdictions. Each guarantee comes with a legal opinion that confirms its validity and enforceability. Throughout the process, Grupo Santander maintains internal oversight and effective control over the value of the collateral, reflecting the specific features of each credit situation or type of collateral.
As noted in the previous section, from a risk acceptance perspective, granting criteria focus on the borrower’s repayment capacity to meet, in full and on time, all assumed financial obligations, although the transaction’s risk profile may require a higher level of collateral.
This repayment capacity will be assessed based on the funds or net cash flows generated by the borrower’s businesses or regular sources of income, without relying on guarantors, sureties or assets provided as collateral. These should always be considered when assessing whether to grant the transaction as a secondary and exceptional recovery route if the primary route fails. In general terms, a guarantee is defined as a reinforcing measure added to a credit transaction to mitigate the loss arising from a default on the payment obligation.
Effective guarantees, for these purposes, are collateral and personal guarantees whose validity is demonstrated as mitigating the credit risk and whose valuation is compliant with the internal policies and procedures in place. When assessing the effectiveness of collateral, the analysis should consider, among other factors, the time required to enforce the collateral, the ability to realise the underlying asset and the availability of appropriate documentation that is legally enforceable.
For regulatory capital calculations, Grupo Santander only considers collateral that meets the requirements set out in both the CRR and the EBA guidelines on credit risk mitigation techniques.
Implementation of mitigation techniques follows the minimum requirements established in the guarantee management policy: legal certainty (possibility of legally requiring the settlement of guarantees at all times); the lack of a substantial positive correlation between the counterparty and the value of the collateral; the correct documentation of all guarantees; the availability of the documented methodologies used for each mitigation technique; and appropriate monitoring, traceability and regular monitoring of the items or assets used for the guarantee.
The mitigation techniques can be grouped into the following categories:
Personal guarantees
This type of guarantee grants the creditor a personal right or entitlement affecting the equity of the guarantor. Examples include bonds, guarantees and stand-by letters of credit. Only personal guarantees provided by persons who meet the minimum requirements established by the CRR and the supervisory authority can be recognised in capital calculations.
Hedging through credit derivatives
Credit derivatives are financial instruments that are mainly used to hedge credit risk. By buying protection from a third party, Banco Santander transfers the risk of the issuer of the underlying instrument. Credit derivatives are over-the-counter (OTC) instruments that are traded on non-organised markets. Hedging with credit derivatives is contracted with leading financial institutions, mainly using credit default swaps.
The distribution of personal guarantees and credit derivatives for the corporates, banks, non-financial institutions and sovereigns segments by rating grade is shown below, in compliance with one of the transparency recommendations originally issued by the Basel Committee:
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Table 49.Guarantees by external rating
EUR million		2025
Corporates
External Rating	Exposures in default	Exposures not in default
AAA/AA	—	856
A	—	10,524
BBB	—	16,786
BB	—	4,066
B	—	1,930
Rest	—	414
Unrated	—	145
Total	—	34,722

Banks
External Rating	Exposures in default	Exposures not in default
AAA/AA	—	6,367
A	—	10,216
BBB	—	1,046
BB	—	—
B	—	—
Rest	—	—
Unrated	—	—
Total	—	17,629

Other financial institutions
External Rating	Exposures in default	Exposures not in default
AAA/AA	—	22,481
A	—	9,422
BBB	—	2,419
BB	—	274
B	—	7
Rest	—	—
Unrated	—	—
Total	—	34,603

Sovereign
External Rating	Exposures in default	Exposures not in default
AAA/AA	—	20,607
A	—	21,819
BBB	—	10,451
BB	—	120
B	—	11
Rest	—	—
Unrated	—	—
Total	—	53,007
Collateral
This is collateral pledged on assets (movable or immovable) or rights that are specific and determinate. These are rights that secure performance of the main obligation for the creditor via the attachment of an asset. As a result of this attachment, in the event of default on the secured obligation, the creditor may realise the economic value of the asset through a regulated procedure and collect the proceeds; preference over other creditors may be upheld in this collection method. Collateral may also be classified as follows:
•Real estate guarantees implemented as first charge real estate mortgages. The property can be buildings and parts of finished buildings (homes, offices, commercial premises, multi-purpose buildings, non multi-purpose buildings and hotels), urban land and land for urban development, and other property (buildings under construction, developments in progress, etc.).
•Pledges on financial instruments (cash deposits, debt instruments).
A very important example of financial collateral is that which is used for the purpose (as with the netting technique) of reducing counterparty credit risk. Collateral consists of instruments with certain economic value and high liquidity that are deposited/transferred by one party in favour of another to guarantee or reduce any counterparty credit risk arising from portfolios of risk-bearing transactions between the two. Transactions backed by collateral are marked to market periodically (usually daily) and the parameters defined in the collateral agreement are applied, obtaining an amount of collateral (usually cash or securities) to be called from, or returned to, the counterparty.
From an estimation standpoint, the collateral adjudication flows are reduced on the basis of a haircut, which reflects the difference between the sale value of the asset and the adjudication value, as well as other aspects such as indirect costs or the effect of the discount factor.
Netting
The concept of netting involves offsetting gains and losses on multiple transactions of the same type under the umbrella of a master agreement such as an ISDA or similar (CSA, OSLA, ISMA, GMRA, etc.).
Market gains and losses on derivative transactions between Santander and a counterparty are offset against one another, so if the counterparty defaults, it owes (or Santander owes, if the net amount is negative) a single net amount, rather than a large number of positive and negative amounts relating to the individual transactions entered into with that counterparty.
An important feature of a master netting agreement is that it entails a single legal obligation, encompassing all the transactions covered by the agreement. This is what makes it possible to offset the risks of all the transactions covered by the agreement with a counterparty.
There are two methodologies for the measurement of exposure: a mark-to-market (MtM) methodology, involving replacement cost in the case of derivatives, plus an add-on for potential future exposure; and a methodology including calculation of exposure using Monte Carlo simulation, which is used in certain regions and for some products. We also calculate capital at risk or unexpected loss, i.e. the loss in economic capital once expected loss is subtracted, net of guarantees and recoveries.
Exposures are recalculated at market close, adjusting all transactions to their new time horizon. Potential future exposure is adjusted and mitigation measures (netting, collateral, etc.) are applied, so that exposures can be checked on a daily basis against the limits approved by senior management. Risk control is performed through an integrated system in real time, enabling the exposure limit available with any counterparty to be known at any time.

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Table 50.Credit risk mitigation techniques - IRB and SA

EUR million
	Exposures unsecured	Exposures secured	Exposures secured by personal guarantees	Exposures secured by collateral pledged	Exposures secured by mortgage collateral
Total IRB exposures (after CCFs)	369,584	401,872	89,401	29,750	282,721
Total STD exposures	818,569	140,335	15,394	24,736	100,204

Type of guarantee applied in credit risk mitigation evaluated under standard methodology
Central governments and central banks	362,971	3,659	3,659	—	—
Regional governments or local authorities	19,721	843	703	13	126
Public sector entities	4,651	219	43	54	122
Multilateral development banks	3,669	—	—	—	—
International organisations	1,704	—	—	—	—
Institutions	16,316	2,859	2,539	320	—
Corporates	89,958	36,499	5,324	5,721	25,455
of which: SMEs	16,414	3,843	922	2,922	—
Of which: Specialised Lending	3,668	57	9	10	39
Retail	214,828	95,519	2,651	18,369	74,499
of which: SMEs	37,597	4,128	1,961	2,167	—
Secured by mortgages on immovable property and AUE exposures	6,574	100,295	2,623	2,683	94,989
Secured by mortgages on residential immovable property - non-BIGR (with collateral)	—	55,464	912	1,307	53,245
Secured by mortgages on residential immovable property - non-BIGR (unsecured)	—	9,581	1,070	547	7,964
Secured by mortgages on residential real estate - other - non-BIGR	—	5,633	49	64	5,520
Secured by mortgages on residential real estate - BIGR	—	10,174	1	5	10,168
Secured by mortgages on residential real estate - other - BIGR	—	45	—	—	45
Secured by mortgages on commercial real estate - non-BIGR (secured)	—	10,337	240	296	9,800
Secured by mortgages on commercial real estate - non-BIGR (unsecured)	—	2,213	121	147	1,944
Secured by mortgages on commercial real estate - other - non-BIGR	—	1,975	206	127	1,642
Secured by mortgages on commercial real estate - BIGR	—	4,595	—	109	4,486
Secured by mortgages on commercial real estate - other - BIGR	—	188	1	12	175
Acquisition, development and construction (AUE)	6,574	91	23	69	—
of which: SMEs	19,805	1,040	449	591	—
Exposures in default	15,755	604	446	158	—
Subordinated debt exposures	—	—	—	—	—
Guaranteed bonds	828	—	—	—	—
Claims on institutions and corporates with a short-term credit assessment	2,045	32	1	31	—
Collective investments undertakings	549	—	—	—	—
Transparency approach	548	—	—	—	—
Mandate-based approach	1	—	—	—	—
Alternative approach	—	—	—	—	—
Equity	5,488	—	—	—	—
Other items	73,510	9	7	1	2
Type of guarantee applied in credit risk mitigation evaluated under IRB methodology
IRB methods when neither own LGD estimates nor conversion factors are used	—	—	—	—	—
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Central governments or central banks	—	—	—	—	—
Of which: Regional governments or local authorities	—	—	—	—	—
Regional governments or local authorities	—	—	—	—	—
Public sector entities	211	—	—	—	—
Institutions	11,510	2,182	2,073	80	29
Companies	230,528	77,202	64,114	7,232	5,855
Of which: SMEs	6,004	1,166	509	1	656
Of which: large companies	211,481	70,342	62,308	6,968	1,066
Specialised lending	33,690	7,806	7,806	—	—
Acquired collection rights	22,967	14,041	13,561	481	—
Others	173,871	55,354	42,748	6,752	5,855
IRB approaches where own LGD estimates and/or conversion factors are used	—	—	—	—	—
Regional governments or local authorities	1,128	2,223	604	1,619	—
Public sector entities	116	—	—	—	—
Corporates	43,596	29,925	16,845	4,084	8,997
Of which: SMEs	16,907	15,908	7,830	2,348	5,730
Acquired receivables	5,152	1,727	1,704	(21)	43
Other	38,444	28,199	15,141	4,104	8,954
Retail exposures	81,927	290,340	5,765	16,735	267,841
Of which: Secured by residential property	21,882	267,959	219	22	267,718
Of which: SMEs	160	1,793	63	9	1,721
Of which: Non-SMEs	21,722	266,166	156	13	265,996
Secured by residential property	21,662	266,343	162	6	266,176
Eligible revolving exposures	20,907	—	—	—	—
Acquired receivables	1,658	532	527	4	1
Other retail exposures	37,700	23,465	5,076	16,725	1,664
Of which: SMEs	10,985	9,404	4,848	2,713	1,843
Of which: Non-SMEs	26,655	14,238	234	14,005	—
Collective investment undertakings (CIUs)	567	—	—	—	—
Transparency approach	567	—	—	—	—
4.7.1. Recognition of credit risk mitigation
Valuation and control processes
The valuation of collateral should always use conservative criteria appropriate to the time horizon of the secured transaction, using the most appropriate processes for each type of collateral to minimise the risk of overvaluation. The time value of the collateral offered, as well as its possible change in nature, especially in the case of rights, or risks of reduction in value, amortisation or disappearance, must be appropriate to the maturity and payment flow of the main transaction. From the point of view of parameter estimation, the collateral allotment flows are discounted on the basis of a haircut, which reflects the difference between the sale value of the asset and the allotment value, as well as other aspects such as indirect costs or the effect of the discount factor.
For collateral, the value of the collateral established at the time of grant must be updated in accordance with minimum frequencies, either by individual valuation or by automated methods. In any case, the following frequency criteria shall be observed depending on the type of collateral:
•Financial collateral shall be valued at least quarterly, taking its fair value as a reference value.
•For movable and immovable collateral, the existence of indications of significant falls in their reference valuations must be verified at least annually or when the thresholds established by the unit are exceeded, which in this case could trigger an individualised update. In determining whether there are indications of significant falls, factors such as the development of published mortgage market price indices or the opinion of an independent valuator will be taken into account. For transactions classified as doubtful risk, the minimum frequency must be annual.
•More specific review periods, with a higher frequency than normal, may be established for: real estate under construction, collateral securing transactions with a high LTV ratio, or when securing loans with a low credit quality, as defined in the relevant customer monitoring governance for each segment.

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In any case, individualised updates of the value of collateral shall be made in the following cases:
•If the monitoring of the customer's performance reveals any negative symptoms that make it necessary to take urgent measures to secure the customer's credit operations.
•If a decision is taken to initiate a legal claim, or to negotiate a restructuring, with or without granting new credits.
•If it is intended to adjust the credits in an amending way, altering essential elements of the same (amount and term).
•If partial release or substitution of collateral associated with a transaction is sought.
•In guarantees granted through financial securities, where daily value updates and immediate requirement of additional coverage must be made when the thresholds established in the corresponding contract are exceeded. In this type of guarantees, the inclusion of a clause for replenishment or the provision of additional collateral in the event of variations in value below a certain threshold is considered to be an eligibility policy.
•If market conditions or extraordinary events make it advisable for certain types of transactions or when there is a specific regulation that makes it compulsory to do so.
•If transactions that have been in the doubtful risk category for more than 3 years.
•If its required to evaluate the type and complexity of the collateral, e.g. aircraft, ships, factories, machinery, etc.
For loans exceeding EUR 3 million or 5% of an institution's own funds, the valuation on the real estate must be reviewed by an expert valuer at least every 3 years.

Table 51.CR3 - CRM techniques overview: Disclosure of the use of credit risk mitigation techniques
	EUR million
						2025
		Unsecured carrying amount	Secured carrying amount
				Of which secured by collateral	Of which secured by financial guarantees
						Of which secured by credit derivatives
		a	b	c	d	e
1	Loans and advances	514,789	717,862	613,556	104,306	1,318
2	Debt securities	182,859	2,623	550	2,073	—
3	Total	697,648	720,485	614,106	106,379	1,318
4	Of which non-performing exposures*	21,595	15,602	13,696	1,906	8
EU-5	Of which defaulted**	20,150	4,264	4,066	198	—
	*Correction of the mapping {F 18.00, r0070+r0191+r0221, c0060} - {F 18.00, r0070+r0191+r0221, c0200+c0210} + ({F 18.00, r0010+r0181+r0211, c0060} - {F 18.00, r0010+r0181+r0211, c0200+c0210})
	**Defaulted information net of provisions

CR3 - CRM techniques overview: Disclosure of the use of credit risk mitigation techniques (31.12.2024)
	EUR million
						2024
		Unsecured carrying amount	Secured carrying amount
				Of which secured by collateral	Of which secured by financial guarantees
						Of which secured by credit derivatives
		a	b	c	d	e
1	Loans and advances	543,272	744,171	644,793	99,378	2,391
2	Debt securities	183,967	2,007	30	1,977	—
3	Total	727,239	746,178	644,823	101,355	2,391
4	Of which non-performing exposures	21,377	17,629	15,863	1,766	—
EU-5	Of which defaulted*	20,058	5,562	5,372	189	—
	*Defaulted information net of provisions
Table CR3 breaks down the carrying amount for loans and advances an debt securities by type of collateral and financial guarantees.
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More than 50% of loans and advances and debt securities are secured by collateral or financial guarantees. More than 85% of the secured exposures are backed by physical (tangible) collateral. Unsecured non-performing exposures account for just over 1% of the portfolio.

Table 52.IRB approach. Credit risk mitigation techniques: credit derivatives and personal guarantees
EUR million
	2025		2024
Original hedged exposure by collateral type and exposure category	Financial guarantees	Personal guarantees	Financial Guarantees	Personal guarantees
IRB Approach
Central administrations and banks	—	—	—	—
Institutions	85	1,988	85	2,345
Corporates	4,703	76,918	8,223	67,509
Retail	—	5,765	—	7,463
Total	4,788	84,671	8,308	77,317

The following table shows the impact of the credit derivatives used as credit mitigation techniques in RWA:

Table 53.CR7 - IRB approach - Effect on the RWEAs of credit derivatives used as CRM techniques
	EUR million
			2025
		Pre-credit derivatives RWAs	Actual RWAs
		a	b
1	Central governments and central banks - F-IRB	—	—
EU 1a	Regional governments and local authorities -F-IRB	—	—
EU 1b	Public sector entities - F-IRB	124	124
2	Central governments and central banks - A-IRB	—	—
EU 2a	Regional governments and local authorities A-IRB	949	949
EU 2b	Public sector entities A-IRB	97	97
3	Institutions - FIRB	1,814	2,001
5	Corporates - F-IRB	65,610	65,857
EU 5a	Corporates - General	43,916	45,011
EU 5b	Corporates - Specialised lending	14,762	13,847
EU 5c	Corporates - Purchased receivables	6,933	6,998
6	Corporates - A-IRB	42,010	41,666
EU 6a	Corporates - General	36,648	36,380
EU 6b	Corporates - Specialised lending	—	—
EU 6c	Corporates - Purchased receivables	5,362	5,286
EU 8a	Retail - A-IRB	70,943	71,324
9	Retail - Qualifying revolving (QRRE)	4,460	4,460
10	Retail - Secured by residential immovable property	40,294	40,293
EU10a	Retail - Purchased receivables	1,287	1,267
EU10b	Retail - Other retail exposures	24,903	25,305
17	Exposures under F-IRB	67,549	67,982
18	Exposures under A-IRB	114,000	115,122
19	Total exposures	181,549	183,104

	Does not include CCPs

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In the calculation of regulatory capital for exposures under the AIRB approach, the effects of credit risk mitigation of hedges are recognised through the credit risk parameters, depending on the technique to be used depending on the type of collateral involved, real or personal. This mitigation process will be carried out provided that the collateral has been tested for validity and is considered eligible for application.
In relation to personal guarantees, the substitution method is applied so that, for the exposure covered by the personal guarantee, the PD and LGD of the holder are substituted for those of the guarantor, provided that the resulting risk-weighted assets and the expected loss are lower than those estimated with the PD and LGD of the holder. Similarly, if the guarantor belongs to a standardised portfolio, the risk-weighted assets are directly substituted for those of the guarantor calculated under the standardized approach.
In relation to collateral, in general, its effect is reflected in the final value of the estimated LGD. For this purpose, potentially significant factors such as the type of collateral, the type of product or, in the case of mortgage collateral, the LTV. This will be done provided that the warranties have been checked for validity and are deemed to be enforceable.
Between June and December, the most significant changes are observed in the following segments:
•PSEs AIRB, where RWA growth is driven by an increase in both EAD and average RW in this segment. Santander Totta is the only entity reporting this segment.
•Institutions FIRB, where the decrease is primarily explained by a reduction in EAD at Santander Spain.
•Specialised lending, where RWAs increase in line with EAD, with Santander Spain and the United Kingdom being the main contributors to this EAD growth.
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Table 54.CR7-A - IRB approach - Disclosure of the extent of the use of CRM techniques
	EUR million
		2025
			Credit risk Mitigation techniques											Credit risk Mitigation methods in the calculation of RWEAs
			Funded credit Protection (FCP)									Unfunded credit Protection (UFCP)		RWEA without substitution effects (reduction effects only)	RWEA with substitution effects (both reduction and substitution effects)
	A-IRB	Total exposures	Part of exposures covered by Financial Collaterals (%)	Part of exposures covered by Other eligible collaterals (%)				Part of exposures covered by Other funded credit protection (%)				Part of exposures covered by Guarantees (%)	Part of exposures covered by Credit Derivatives (%)
					Part of exposures covered by Immovable property Collaterals (%)	Part of exposures covered by Receivables (%)	Part of exposures covered by Other physical collateral (%)		Part of exposures covered by Cash on deposit (%)	Part of exposures covered by Life insurance policies (%)	Part of exposures covered by Instruments held by a third party (%)
		a	b	c	d	e	f	g	h	i	j	k	l	m	n
1	Central governments and central banks	—	—%	—%	—%	—%	—%	—%	—%	—%	—%	—%	—%	—	—
2	Regional governments and local authorities	2,571	—%	63.00%	—%	—%	63.00%	—%	—%	—%	—%	—%	—%	949	949
3	Public sector entities	99	—%	—%	—%	—%	—%	—%	—%	—%	—%	—%	—%	97	97
5	Corporates	53,891	—	—	—	—	—	—	—	—	—	—	—	42,010	41,666
5.1	Corporates - General	48,035	4.40%	23.00%	18.60%	0.20%	4.10%	—%	—%	—%	—%	—%	—%	36,648	36,380
5.2	Corporates - Specialised lending	—	—%	—%	—%	—%	—%	—%	—%	—%	—%	—%	—%	—	—
5.3	Corporates - Purchased Receivables	5,855	—	—	—	—	—	—	—	—	—	—	—	5,362	5,286
6	Retail	348,211	—	1	1	—	—	—	—	—	—	—	—	70,943	71,324
6.1	Retail - Qualifying revolving	10,831	—%	—%	—%	—%	—%	—%	—%	—%	—%	—%	—%	4,460	4,460
6.2	Retail - Secured by residential immovable property	279,652	—%	95.20%	95.20%	—%	—%	—%	—%	—%	—%	—%	—%	40,294	40,293
6.3	Retail - Purchased Receivables	1,864	0.20%	0.10%	0.10%	0.10%	—%	—%	—%	—%	—%	—%	—%	1,286	1,267
6.4	Retail - Other retail exposures	55,864	1.50%	31.50%	3.00%	0.10%	28.40%	—%	—%	—%	—%	—%	—%	24,903	25,305
7	Total	405,339	0.70%	73.10%	68.30%	—%	4.80%	—%	—%	—%	—%	—%	—%	114,000	115,122

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Table 54.CR7-A - IRB approach - Disclosure of the extent of the use of CRM techniques
	EUR million

			Credit risk Mitigation techniques											Credit risk Mitigation methods in the calculation of RWEAs
			Funded credit Protection (FCP)									Unfunded credit Protection (UFCP)		RWEA without substitution effects (reduction effects only)	RWEA with substitution effects (both reduction and substitution effects)
	F-IRB	Total exposures	Part of exposures covered by Financial Collaterals (%)	Part of exposures covered by Other eligible collaterals (%)				Part of exposures covered by Other funded credit protection (%)				Part of exposures covered by Guarantees (%)	Part of exposures covered by Credit Derivatives (%)
					Part of exposures covered by Immovable property Collaterals (%)	Part of exposures covered by Receivables (%)	Part of exposures covered by Other physical collateral (%)		Part of exposures covered by Cash on deposit (%)	Part of exposures covered by Life insurance policies (%)	Part of exposures covered by Instruments held by a third party (%)
		a	b	c	d	e	f	g	h	i	j	k	l	m	n
1	Central governments and central banks	0	—%	—%	—%	—%	—%	—%	—%	—%	—%	—%	—%	0	0
2	Regional governments and local authorities	—	—%	—%	—%	—%	—%	—%	—%	—%	—%	—%	—%	0	0
3	Public sector entities	211	—%	—%	—%	—%	—%	—%	—%	—%	—%	—%	—%	124	124
4	Institutions	7,853	1.00%	0.40%	0.40%	—%	—%	—%	—%	—%	—%	10.63%	0.46%	2,001	2,001
5	Corporates	159,639	4.60%	3.90%	3.70%	0.20%	—%	0.10%	—%	0.10%	—%	34.05%	2.67%	65,857	65,857
5.1	Corporates - General	103,617	6.50%	6.00%	5.70%	0.30%	—%	—%	—%	—%	—%	32.63%	3.96%	45,011	45,011
5.2	Corporates - Specialised lending	21,163	—%	—%	—%	—%	—%	—%	—%	—%	—%	34.05%	0.02%	13,847	13,847
5.3	Corporates - Purchased receivables	34,859	1.80%	—%	—%	—%	—%	0.46%	—%	0.46%	—%	—%	38.90%	6,998	6,998
6	Total	167,702	4.50%	3.70%	3.50%	0.20%	—%	0.10%	—%	0.10%	—%	31.77%	2.45%	67,982	67,982

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4.8. Financial asset impairment
IFRS 9 introduced a substantial change in the approach to calculating impairment provisions for credit risk exposures, moving from an incurred loss model to an expected loss model. Under this new approach, provisions are recognised from the moment a transaction is originated, since credit risk exists from that moment and not only when defaults occur.
This change required a review of the models and methodologies used to estimate expected loss for customers and portfolios, incorporating the expected evolution of the economy and the residual life of different transactions.
The methodology to quantify expected credit losses – and therefore impairment provisions – is based on an unbiased, probability-weighted estimate of up to five future macroeconomic scenarios that could affect the ability to collect contractual cash flows. These scenarios take into account the time value of money, relevant information about past events, current conditions and projections of significant macroeconomic factors, such as GDP, house prices, unemployment rate and interest rates, among others.
The parameters used by the Group to calculate impairment provisions (mainly EAD, PD, LGD and discount rate) build on our internal model infrastructure and the experience gained in regulatory and management environments. However, rather than simply adapting existing models, these parameters are specifically designed, updated and validated to comply with IFRS 9 requirements.
IFRS 9 classifies transactions based on how credit risk has evolved since origination to the analysis date, so we can determine both their accounting treatment and pricing. Transactions with different probabilities of default must carry different interest rates or margins that cover their expected loss.
If a transaction has undergone a significant increase in credit risk since origination, the interest rate initially applied no longer covers its potential risk, so it requires a higher level of provisions. Under the standard, transactions fall into three groups or stages:
•Stage 1 includes assets whose current credit risk has not increased relative to origination or initial recognition. Provisions are calculated to cover expected credit losses from possible defaults over the next 12 months.
•Stage 2 includes assets that have not yet incurred credit losses but have shown a significant increase in credit risk since origination or initial recognition. Impairment provisions must cover potential loss over the lifetime of the exposure, during which losses may materialise.
•Stage 3 includes assets where there is evidence of credit deterioration that will eventually materialise as credit losses. Provisions must cover potential loss over the lifetime of the exposure.
For further details on financial asset impairment, see the 'Risk management and compliance' chapter of the 2025 annual report.

Access 2025 annual report available on the Santander Group website
4.9. Backtesting of PD
The backtesting of the PD accesses the suitability of regulatory PDs by comparing them with the Observed Default Frequencies (ODFs) for both the most recent period and the last five years.
This comparison complies with the quantitative approach required by the European Banking Authority (EBA) in its Guidelines on disclosure requirements under part eight of the capital requirements regulation (EU) No 575/2013, of August 2017.
This proposes reporting information for backtesting the PD in accordance with Template 24: - Internal ratings-based approach (IRB) - Back-testing of PD per exposure class.
For further details on PD backtesting (in accordance with the format of table CR9), see tables 55 to 58. A summary of the conclusions from the results obtained can be found below:
Regulatory PDs are consistent with observed historical default rates, although the following relevant facts can be highlighted:
•In general, the PDs are higher than observed default rates, both in the last year and from a historical perspective. This is a reflection of: 1) the conservatism adopted in the estimation of the parameters and 2) the progressive reflection of a better economic situation once the recession of 2008 and the COVID period have been overcome. These combined tend to reduce the observed default frequencies.
•Noteworthy is the good performance of the retail mortgage portfolios, both non-SME and residential, and credit cards, where the differences between the model's PDs and levels of NPLs are more notable.
•In the case of the portfolios of Large Corporates and Financial Institutions, where point (f) of article 180 (1) of the CRR is being applied for the estimation of PD, it is also noted a good performance with regulatory PDs higher than the observed default rates, except in some ranges where low volumes affect the observed values.
For more information on PD backtesting results, see table 55, table 56, table 57 and table 58.

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Table 55.CR9 - AIRB approach - Back-testing of PD per exposure class (fixed PD scale)
EUR million
							2025
Exposure class	PD scale	Number of obligors at the end of the year		Observed average default rate (%)	Exposures weighted average PD (%)	Average PD (%)	Average historical annual default rate (%)
			of which: number of obligors which defaulted during the year
a	b	c	d	e	f	g	h
Regional Governments
	0.00 to <0.15	—	—	—%	—%	—%	—%
	0.00 to <0.10	—	—	—%	—%	—%	—%
	0.10 to <0.15	—	—	—%	—%	—%	—%
	0.15 to <0.25	—	—	—%	—%	—%	—%
	0.25 to <0.50	—	—	—%	0.49%	—%	—%
	0.50 to <0.75	6	—	—%	0.69%	0.69%	—%
	0.75 to <2.50	16	—	—%	0.97%	0.90%	1.43%
	0.75 to <1.75	16	—	—%	0.96%	0.90%	1.43%
	1.75 to <2.5	—	—	—%	2.44%	—%	—%
	2.50 to <10.00	11	—	—%	3.26%	2.70%	—%
	2.5 to <5	11	—	—%	3.24%	2.70%	—%
	5 to <10	—	—	—%	6.08%	—%	—%
	10.00 to <100.00	—	—	—%	43.86%	—%	—%
	10 to <20	—	—	—%	—	—%	—%
	20 to <30	—	—	—%	—	—%	—%
	30.00 to <100.00	—	—	—%	43.86%	—%	—%
	100.00 (Default)	—	—	—%	100.00%	—%	100.00%

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Table 55.CR9 - AIRB approach - Back-testing of PD per exposure class (fixed PD scale)
EUR million
							2025
Exposure class	PD scale	Number of obligors at the end of the year		Observed average default rate (%)	Exposures weighted average PD (%)	Average PD (%)	Average historical annual default rate (%)
			of which: number of obligors which defaulted during the year
a	b	c	d	e	f	g	h
Corporates - Other
	0.00 to <0.15	108	—	—%	0.11%	0.10%	0.20%
	0.00 to <0.10	27	—	—%	0.07%	0.05%	0.30%
	0.10 to <0.15	81	—	—%	0.11%	0.11%	0.04%
	0.15 to <0.25	1,682	5	0.30%	0.21%	0.20%	0.36%
	0.25 to <0.50	7,103	13	0.18%	0.38%	0.39%	0.33%
	0.50 to <0.75	10,126	39	0.39%	0.60%	0.62%	0.50%
	0.75 to <2.50	20,937	233	1.11%	1.50%	1.57%	1.04%
	0.75 to <1.75	13,980	124	0.89%	1.24%	1.27%	0.87%
	1.75 to <2.5	6,957	109	1.57%	2.17%	2.17%	1.37%
	2.50 to <10.00	10,014	493	4.92%	4.44%	4.71%	5.15%
	2.5 to <5	5,570	130	2.33%	3.54%	3.35%	2.58%
	5 to <10	4,444	363	8.17%	6.15%	6.41%	8.69%
	10.00 to <100.00	3,546	360	10.15%	23.83%	28.13%	18.57%
	10 to <20	1,293	188	14.54%	13.48%	12.94%	20.50%
	20 to <30	417	30	7.19%	24.78%	25.23%	14.46%
	30.00 to <100.00	1,836	142	7.73%	41.62%	39.48%	19.60%
	100.00 (Default)	4,477	4,477	100.00%	100.00%	100.00%	100.00%

Memo - Large Corp
	0.00 to <0.15	51	—	—%	—%	0.11%	—%
	0.00 to <0.10	—	—	—%	—%	—%	—%
	0.10 to <0.15	51	—	—%	—%	0.11%	—%
	0.15 to <0.25	101	—	—%	—%	0.21%	0.78%
	0.25 to <0.50	412	1	0.24%	—%	0.35%	0.08%
	0.50 to <0.75	348	2	0.57%	—%	0.59%	0.24%
	0.75 to <2.50	620	18	2.90%	—%	1.44%	0.58%
	0.75 to <1.75	449	11	2.45%	—%	1.17%	0.49%
	1.75 to <2.5	171	7	4.09%	—%	2.17%	0.82%
	2.50 to <10.00	176	3	1.70%	—%	4.03%	0.89%
	2.5 to <5	125	1	0.80%	—%	3.17%	0.72%
	5 to <10	51	2	3.92%	—%	6.15%	0.78%
	10.00 to <100.00	113	6	5.31%	—%	31.90%	22.64%
	10 to <20	20	2	10.00%	—%	10.73%	22.00%
	20 to <30	4	—	—%	—%	25.66%	25.00%
	30.00 to <100.00	89	4	4.49%	—%	36.94%	1.50%
	100.00 (Default)	22	22	100.00%	—%	100.00%	100.00%

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Table 55.CR9 - AIRB approach - Back-testing of PD per exposure class (fixed PD scale)
EUR million
							2025
Exposure class	PD scale	Number of obligors at the end of the year		Observed average default rate (%)	Exposures weighted average PD (%)	Average PD (%)	Average historical annual default rate (%)
			of which: number of obligors which defaulted during the year
a	b	c	d	e	f	g	h
Memo - SMEs
	0.00 to <0.15	38	—	—%	0.10%	0.09%	0.31%
	0.00 to <0.10	18	—	—%	0.07%	0.05%	0.51%
	0.10 to <0.15	20	—	—%	0.11%	0.12%	0.07%
	0.15 to <0.25	1,086	3	0.28%	0.21%	0.20%	0.40%
	0.25 to <0.50	4,389	8	0.18%	0.37%	0.40%	0.31%
	0.50 to <0.75	6,976	28	0.40%	0.62%	0.62%	0.61%
	0.75 to <2.50	13,275	169	1.27%	1.54%	1.58%	1.12%
	0.75 to <1.75	9,037	96	1.06%	1.32%	1.30%	0.94%
	1.75 to <2.5	4,238	73	1.72%	2.16%	2.17%	1.46%
	2.50 to <10.00	6,873	406	5.91%	4.52%	4.83%	5.89%
	2.5 to <5	3,660	100	2.73%	3.45%	3.37%	2.83%
	5 to <10	3,213	306	9.52%	6.25%	6.50%	9.15%
	10.00 to <100.00	1,687	230	13.63%	26.83%	26.04%	21.55%
	10 to <20	776	135	17.40%	13.86%	13.76%	22.27%
	20 to <30	270	22	8.15%	24.78%	25.06%	21.43%
	30.00 to <100.00	641	73	11.39%	45.52%	41.33%	21.21%
	100.00 (Default)	2,919	2,919	100.00%	100.00%	100.00%	100.00%
Certain figures contained in this section have been subject to rounding to enhance their presentation. Accordingly, in certain instances, the sum of the numbers in a column or a row in tables contained in this report may not conform exactly to the total given for that column or row.
2025 Pillar 3 Disclosures Report    157

Index	Introduction ●	Capital ●	Risks ●	Remuneration ●	Appendices ●

Table 56.CR9 - AIRB approach Retail - Back-testing of PD per exposure class (fixed PD scale)
EUR million
							2025
Exposure class	PD scale	Number of obligors at the end of the year		Observed average default rate (%)	Exposures weighted average PD (%)	Average PD (%)	Average historical annual default rate (%)
			of which: number of obligors which defaulted during the year
a	b	c	d	e	f	g	h
Retail - Sec. Residencial
	0.00 to <0.15	470,557	200	0.04%	0.09%	0.09%	0.05%
	0.00 to <0.10	341,072	122	0.04%	0.07%	0.07%	0.05%
	0.10 to <0.15	129,485	78	0.06%	0.13%	0.12%	0.08%
	0.15 to <0.25	195,120	156	0.08%	0.22%	0.22%	0.11%
	0.25 to <0.50	461,003	555	0.12%	0.37%	0.36%	0.17%
	0.50 to <0.75	548,762	963	0.18%	0.61%	0.60%	0.22%
	0.75 to <2.50	318,354	1,875	0.59%	1.38%	1.36%	0.48%
	0.75 to <1.75	241,515	1,231	0.51%	1.16%	1.15%	0.42%
	1.75 to <2.5	76,839	644	0.84%	2.01%	2.04%	0.64%
	2.50 to <10.00	124,969	2,409	1.93%	4.09%	4.46%	1.52%
	2.5 to <5	78,900	1,257	1.59%	3.40%	3.36%	1.20%
	5 to <10	46,069	1,152	2.50%	6.43%	6.34%	2.08%
	10.00 to <100.00	50,581	7,596	15.02%	32.78%	28.65%	12.54%
	10 to <20	23,718	1,503	6.34%	14.06%	13.40%	5.51%
	20 to <30	10,426	1,404	13.47%	24.75%	25.33%	11.53%
	30.00 to <100.00	16,437	4,689	28.53%	55.88%	52.76%	23.92%
	100.00 (Default)	44,043	44,043	100.00%	100.00%	100.00%	100.00%

Qualifying Revolving
	0.00 to <0.15	3,875,130	2,455	0.06%	0.09%	0.09%	0.04%
	0.00 to <0.10	2,661,448	505	0.02%	0.07%	0.08%	0.02%
	0.10 to <0.15	1,213,682	1,950	0.16%	0.11%	0.12%	0.08%
	0.15 to <0.25	606,050	1,332	0.22%	0.20%	0.21%	0.10%
	0.25 to <0.50	5,906,088	4,378	0.07%	0.35%	0.31%	0.07%
	0.50 to <0.75	477,400	1,768	0.37%	0.63%	0.64%	0.26%
	0.75 to <2.50	2,563,116	14,906	0.58%	1.29%	1.34%	0.43%
	0.75 to <1.75	2,077,556	10,334	0.50%	1.19%	1.16%	0.36%
	1.75 to <2.5	485,560	4,572	0.94%	2.21%	2.10%	0.74%
	2.50 to <10.00	1,961,454	33,588	1.71%	4.66%	4.78%	1.61%
	2.5 to <5	1,204,897	16,261	1.35%	3.41%	3.49%	1.18%
	5 to <10	756,557	17,327	2.29%	6.75%	6.84%	2.22%
	10.00 to <100.00	782,305	88,733	11.34%	28.41%	22.63%	10.72%
	10 to <20	424,845	24,262	5.71%	13.91%	12.94%	5.36%
	20 to <30	217,791	22,180	10.18%	24.31%	22.77%	9.67%
	30.00 to <100.00	139,669	42,291	30.28%	61.44%	51.89%	28.58%
	100.00 (Default)	176,549	176,549	100.00%	100.00%	100.00%	100.00%

158    2025 Pillar 3 Disclosures Report

Index	Introduction ●	Capital ●	Risks ●	Remuneration ●	Appendices ●

Table 56.CR9 - AIRB approach Retail - Back-testing of PD per exposure class (fixed PD scale)
EUR million
							2025
Exposure class	PD scale	Number of obligors at the end of the year		Observed average default rate (%)	Exposures weighted average PD (%)	Average PD (%)	Average historical annual default rate (%)
			of which: number of obligors which defaulted during the year
a	b	c	d	e	f	g	h
Retail - Other
	0.00 to <0.15	2,406,290	5,879	0.24%	0.09%	0.09%	0.10%
	0.00 to <0.10	1,761,517	947	0.05%	0.06%	0.07%	0.05%
	0.10 to <0.15	644,773	4,932	0.76%	0.11%	0.13%	0.27%
	0.15 to <0.25	681,349	1,197	0.18%	0.21%	0.20%	0.15%
	0.25 to <0.50	1,008,513	2,888	0.29%	0.38%	0.38%	0.26%
	0.50 to <0.75	1,023,017	5,477	0.54%	0.64%	0.61%	0.44%
	0.75 to <2.50	2,198,409	24,739	1.13%	1.45%	1.38%	0.99%
	0.75 to <1.75	1,680,481	14,238	0.85%	1.22%	1.14%	0.78%
	1.75 to <2.5	517,928	10,501	2.03%	2.15%	2.15%	1.65%
	2.50 to <10.00	1,340,270	49,646	3.70%	4.56%	4.97%	3.57%
	2.5 to <5	709,054	20,486	2.89%	3.51%	3.40%	2.69%
	5 to <10	631,216	29,160	4.62%	6.79%	6.74%	5.57%
	10.00 to <100.00	463,982	104,584	22.54%	32.31%	35.15%	23.19%
	10 to <20	164,660	19,390	11.78%	14.55%	14.46%	10.65%
	20 to <30	113,538	26,232	23.10%	22.13%	23.44%	24.45%
	30.00 to <100.00	185,784	58,962	31.74%	56.20%	60.65%	36.67%
	100.00 (Default)	382,693	382,693	100.00%	100.00%	100.00%	100.00%

Retail - Memo - Sec SME
	0.00 to <0.15	1,378	—	—%	0.10%	0.10%	0.06%
	0.00 to <0.10	268	—	—%	0.07%	0.07%	0.01%
	0.10 to <0.15	1,110	—	—%	0.11%	0.11%	0.06%
	0.15 to <0.25	1,102	2	0.18%	0.20%	0.20%	0.17%
	0.25 to <0.50	1,810	14	0.77%	0.40%	0.40%	0.57%
	0.50 to <0.75	322	—	—%	0.62%	0.63%	0.52%
	0.75 to <2.50	2,659	39	1.47%	1.40%	1.29%	1.65%
	0.75 to <1.75	2,277	28	1.23%	1.22%	1.14%	1.32%
	1.75 to <2.5	382	11	2.88%	2.22%	2.19%	3.92%
	2.50 to <10.00	964	86	8.92%	4.74%	4.52%	8.06%
	2.5 to <5	629	43	6.84%	3.40%	3.51%	5.89%
	5 to <10	335	43	12.84%	6.45%	6.43%	11.49%
	10.00 to <100.00	446	123	27.58%	27.10%	27.15%	23.60%
	10 to <20	250	60	24.00%	13.34%	13.08%	22.58%
	20 to <30	24	7	29.17%	26.02%	26.29%	24.18%
	30.00 to <100.00	172	56	32.56%	47.14%	47.72%	26.16%
	100.00 (Default)	1,636	1,636	100.00%	100.00%	100.00%	100.00%

2025 Pillar 3 Disclosures Report    159

Index	Introduction ●	Capital ●	Risks ●	Remuneration ●	Appendices ●

Table 56.CR9 - AIRB approach Retail - Back-testing of PD per exposure class (fixed PD scale)
EUR million
							2025
Exposure class	PD scale	Number of obligors at the end of the year		Observed average default rate (%)	Exposures weighted average PD (%)	Average PD (%)	Average historical annual default rate (%)
			of which: number of obligors which defaulted during the year
a	b	c	d	e	f	g	h
Retail - Memo - Sec nonSME
	0.00 to <0.15	432,825	188	0.04%	0.09%	0.09%	0.06%
	0.00 to <0.10	307,999	115	0.04%	0.07%	0.07%	0.05%
	0.10 to <0.15	124,826	73	0.06%	0.13%	0.12%	0.08%
	0.15 to <0.25	175,828	142	0.08%	0.22%	0.22%	0.11%
	0.25 to <0.50	444,032	511	0.12%	0.37%	0.36%	0.16%
	0.50 to <0.75	540,778	947	0.18%	0.61%	0.60%	0.22%
	0.75 to <2.50	306,272	1,763	0.58%	1.38%	1.37%	0.46%
	0.75 to <1.75	231,250	1,153	0.50%	1.16%	1.15%	0.41%
	1.75 to <2.5	75,022	610	0.81%	2.01%	2.04%	0.62%
	2.50 to <10.00	121,123	2,244	1.85%	4.09%	4.46%	1.47%
	2.5 to <5	76,852	1,189	1.55%	3.40%	3.37%	1.17%
	5 to <10	44,271	1,055	2.38%	6.43%	6.34%	1.98%
	10.00 to <100.00	48,403	7,209	14.89%	32.79%	28.65%	12.48%
	10 to <20	22,724	1,365	6.01%	14.09%	13.39%	5.25%
	20 to <30	9,926	1,341	13.51%	24.76%	25.34%	11.48%
	30.00 to <100.00	15,753	4,503	28.59%	55.99%	52.76%	24.03%
	100.00 (Default)	40,784	40,784	100.00%	100.00%	100.00%	100.00%

Retail - Memo - Other - SME
	0.00 to <0.15	88,237	352	0.40%	0.10%	0.08%	0.21%
	0.00 to <0.10	54,013	102	0.19%	0.06%	0.05%	0.09%
	0.10 to <0.15	34,224	250	0.73%	0.11%	0.12%	0.46%
	0.15 to <0.25	107,076	380	0.35%	0.21%	0.20%	0.31%
	0.25 to <0.50	109,094	777	0.71%	0.38%	0.39%	0.50%
	0.50 to <0.75	138,298	1,118	0.81%	0.65%	0.63%	0.75%
	0.75 to <2.50	384,802	5,882	1.53%	1.49%	1.45%	1.32%
	0.75 to <1.75	270,665	3,358	1.24%	1.21%	1.16%	1.12%
	1.75 to <2.5	114,137	2,524	2.21%	2.15%	2.14%	1.80%
	2.50 to <10.00	253,585	13,118	5.17%	4.44%	4.51%	4.68%
	2.5 to <5	173,106	6,297	3.64%	3.57%	3.50%	3.30%
	5 to <10	80,479	6,821	8.48%	6.56%	6.67%	8.48%
	10.00 to <100.00	63,748	18,276	28.67%	32.42%	32.46%	22.70%
	10 to <20	22,115	4,198	18.98%	14.37%	14.40%	11.93%
	20 to <30	14,370	2,951	20.54%	23.77%	24.00%	21.26%
	30.00 to <100.00	27,263	11,127	40.81%	51.38%	51.56%	42.97%
	100.00 (Default)	88,295	88,295	100.00%	100.00%	100.00%	100.00%

160    2025 Pillar 3 Disclosures Report

Index	Introduction ●	Capital ●	Risks ●	Remuneration ●	Appendices ●

Table 56.CR9 - AIRB approach Retail - Back-testing of PD per exposure class (fixed PD scale)
EUR million
							2025
Exposure class	PD scale	Number of obligors at the end of the year		Observed average default rate (%)	Exposures weighted average PD (%)	Average PD (%)	Average historical annual default rate (%)
			of which: number of obligors which defaulted during the year
a	b	c	d	e	f	g	h
Retail - Memo - Other - nonSME
	0.00 to <0.15	2,318,034	5,527	0.24%	0.09%	0.09%	0.09%
	0.00 to <0.10	1,707,485	845	0.05%	0.06%	0.07%	0.05%
	0.10 to <0.15	610,549	4,682	0.77%	0.10%	0.13%	0.20%
	0.15 to <0.25	574,267	817	0.14%	0.21%	0.20%	0.12%
	0.25 to <0.50	898,887	2,111	0.23%	0.38%	0.38%	0.23%
	0.50 to <0.75	884,615	4,357	0.49%	0.64%	0.60%	0.40%
	0.75 to <2.50	1,812,902	18,853	1.04%	1.44%	1.36%	0.89%
	0.75 to <1.75	1,409,237	10,877	0.77%	1.22%	1.13%	0.69%
	1.75 to <2.5	403,665	7,976	1.98%	2.14%	2.16%	1.62%
	2.50 to <10.00	1,085,592	36,486	3.36%	4.62%	5.10%	3.16%
	2.5 to <5	535,014	14,157	2.65%	3.48%	3.38%	2.42%
	5 to <10	550,578	22,329	4.06%	6.89%	6.78%	4.95%
	10.00 to <100.00	400,127	86,295	21.57%	32.40%	35.94%	23.45%
	10 to <20	142,514	15,188	10.66%	14.61%	14.48%	11.10%
	20 to <30	99,144	23,279	23.48%	21.74%	23.32%	24.24%
	30.00 to <100.00	158,469	47,828	30.18%	57.54%	63.14%	35.66%
	100.00 (Default)	293,907	293,907	100.00%	100.00%	100.00%	100.00%
Certain figures contained in this section have been subject to rounding to enhance their presentation. Accordingly, in certain instances, the sum of the numbers in a column or a row in tables contained in this report may not conform exactly to the total given for that column or row.
2025 Pillar 3 Disclosures Report    161

Index	Introduction ●	Capital ●	Risks ●	Remuneration ●	Appendices ●

Table 57.CR9 - FIRB approach - Back-testing of PD per exposure class (fixed PD scale)
EUR million
							2025
Exposure class	PD scale	Number of obligors at the end of the year		Observed average default rate (%)	Exposures weighted average PD (%)	Average PD (%)	Average historical annual default rate (%)
			of which: number of obligors which defaulted during the year
a	b	c	d	e	f	g	h
Corporates - Other
	0.00 to <0.15	109	—	—%	0.08%	0.08%	—%
	0.00 to <0.10	109	—	—%	0.06%	0.08%	—%
	0.10 to <0.15	0	—	—%	0.13%	—%	—%
	0.15 to <0.25	19	—	—%	0.21%	0.16%	—%
	0.25 to <0.50	1,411	1	0.07%	0.37%	0.44%	0.01%
	0.50 to <0.75	494	—	—%	0.59%	0.58%	0.04%
	0.75 to <2.50	2,272	4	0.18%	1.24%	1.54%	0.19%
	0.75 to <1.75	1,935	4	0.21%	1.13%	1.45%	0.19%
	1.75 to <2.5	337	—	—%	2.18%	2.09%	0.13%
	2.50 to <10.00	1,637	17	1.04%	4.63%	5.70%	0.96%
	2.5 to <5	228	—	—%	3.86%	3.98%	0.29%
	5 to <10	1,409	17	1.21%	6.31%	5.97%	0.80%
	10.00 to <100.00	602	18	2.99%	23.80%	26.26%	2.91%
	10 to <20	75	1	1.33%	16.63%	17.58%	2.23%
	20 to <30	377	15	3.98%	22.10%	22.13%	1.75%
	30.00 to <100.00	150	2	1.33%	34.51%	40.98%	0.42%
	100.00 (Default)	149	149	100.00%	100.00%	100.00%	100.00%

Memo - Large Corp
	0.00 to <0.15	97	—	—%	0.08%	0.08%	—%
	0.00 to <0.10	97	—	—%	0.06%	0.08%	—%
	0.10 to <0.15	0	—	—%	0.13%	—%	—%
	0.15 to <0.25	15	—	—%	0.21%	0.16%	—%
	0.25 to <0.50	914	—	—%	0.37%	0.44%	—%
	0.50 to <0.75	268	—	—%	0.59%	0.60%	—%
	0.75 to <2.50	675	—	—%	1.25%	1.61%	0.05%
	0.75 to <1.75	600	—	—%	1.14%	1.53%	—%
	1.75 to <2.5	75	—	—%	2.18%	2.29%	0.56%
	2.50 to <10.00	425	—	—%	4.43%	5.77%	0.36%
	2.5 to <5	37	—	—%	3.92%	3.76%	0.32%
	5 to <10	388	—	—%	6.58%	5.97%	0.07%
	10.00 to <100.00	142	1	0.70%	24.02%	25.23%	1.71%
	10 to <20	16	—	—%	16.32%	17.36%	1.41%
	20 to <30	105	1	0.95%	22.11%	22.08%	0.48%
	30.00 to <100.00	21	—	—%	34.20%	46.93%	—%
	100.00 (Default)	23	23	100.00%	100.00%	100.00%	100.00%

162    2025 Pillar 3 Disclosures Report

Index	Introduction ●	Capital ●	Risks ●	Remuneration ●	Appendices ●

Table 57.CR9 - FIRB approach - Back-testing of PD per exposure class (fixed PD scale)
EUR million
							2025
Exposure class	PD scale	Number of obligors at the end of the year		Observed average default rate (%)	Exposures weighted average PD (%)	Average PD (%)	Average historical annual default rate (%)
			of which: number of obligors which defaulted during the year
a	b	c	d	e	f	g	h
Memo - SMEs
	0.00 to <0.15	13	—	—%	0.08%	0.07%	—%
	0.00 to <0.10	13	—	—%	0.08%	0.07%	—%
	0.10 to <0.15	0	—	—%	0.13%	—%	—%
	0.15 to <0.25	4	—	—%	0.19%	0.16%	—%
	0.25 to <0.50	145	1	0.69%	0.38%	0.43%	0.14%
	0.50 to <0.75	55	—	—%	0.59%	0.55%	0.25%
	0.75 to <2.50	438	1	0.23%	1.30%	1.68%	0.73%
	0.75 to <1.75	438	1	0.23%	1.30%	1.68%	0.73%
	1.75 to <2.5	0	—	—%	—%	—%	—%
	2.50 to <10.00	442	16	3.62%	4.34%	5.77%	2.48%
	2.5 to <5	0	—	—%	3.16%	—%	1.32%
	5 to <10	442	16	3.62%	6.16%	5.77%	3.25%
	10.00 to <100.00	170	13	7.65%	30.25%	25.78%	4.51%
	10 to <20	5	—	—%	17.12%	17.12%	1.67%
	20 to <30	111	13	11.71%	22.07%	22.07%	5.20%
	30.00 to <100.00	54	—	—%	34.20%	34.20%	0.61%
	100.00 (Default)	63	63	100.00%	100.00%	100.00%	100.00%
Certain figures contained in this section have been subject to rounding to enhance their presentation. Accordingly, in certain instances, the sum of the numbers in a column or a row in tables contained in this report may not conform exactly to the total given for that column or row.
2025 Pillar 3 Disclosures Report    163

Index	Introduction ●	Capital ●	Risks ●	Remuneration ●	Appendices ●

Table 58.CR9.1 - FIRB approach - Back-testing of PD per exposure class (only for PD estimates according to point (f) of Article 180(1) CRR)
EUR million
							2024
Exposure class	PD range	External rating equivalent	Number of obligors at the end of previous year		Observed average default rate (%)	Average PD (%)	Average historical annual default rate (%)
				Of which number of obligors which defaulted in the year
a	b	c	d	e	f	g	h
Institutions
	0,000% - 0,030%	AA	254	—	—%	0.03%	—%
	0,030% - 0,040%	AA-	362	—	—%	0.04%	—%
	0,040% - 0,061%	AA-	559	—	—%	0.05%	—%
	0,061% - 0,099%	A	741	—	—%	0.07%	—%
	0,099% - 0,158%	BBB+	567	—	—%	0.12%	—%
	0,158% - 0,267%	BBB	359	—	—%	0.20%	—%
	0,267% - 0,506%	BBB-	186	—	—%	0.34%	—%
	0,506% - 0,998%	BB+	67	—	—%	0.67%	—%
	0,998% - 1,730%	BB	25	—	—%	1.35%	—%
	1,730% - 2,260%	BB-	1	—	—%	1.67%	—%
	2,260% - 3,315%	B+	2	—	—%	1.96%	—%
	3,315% - 5,277%	B+	2	—	—%	2.97%	—%
	5,277% - 5,445%	B	0	—	—%	4.48%	—%
	5,445% - 7,003%	B	0	—	—%	5.58%	—%
	7,003% - 99,999%	B-	0	—	—%	9.55%	—%
	NR	NR	77	—	—%	9.55%	—%
	10000.00%	D	2	2	100.00%	100.00%	100.00%

Corporates - Other
	0,000% - 0,030%	AA	69	—	—%	0.03%	0.14%
	0,030% - 0,040%	AA	108	—	—%	0.03%	—%
	0,040% - 0,066%	AA-	269	—	—%	0.05%	—%
	0,066% - 0,108%	A	464	—	—%	0.08%	—%
	0,108% - 0,179%	BBB+	693	—	—%	0.14%	0.09%
	0,179% - 0,296%	BBB	1,097	—	—%	0.22%	—%
	0,296% - 0,489%	BB+	1,209	—	—%	0.37%	—%
	0,489% - 0,806%	BB	855	—	—%	0.61%	0.04%
	0,806% - 1,326%	BB-	451	1	0.22%	1.00%	1.58%
	1,326% - 2,174%	B+	252	1	0.40%	1.65%	2.73%
	2,174% - 3,546%	B+	230	2	0.87%	2.70%	0.60%
	3,546% - 5,733%	B	130	7	5.38%	4.38%	21.88%
	5,733% - 9,139%	B-	26	—	—%	7.04%	1.14%
	9,139% - 14,264%	B-	11	2	18.18%	11.13%	29.55%
	14,264% - 99,999%	CCC	10	1	10.00%	19.91%	2.50%
	NR LC	NR	859	3	0.35%	19.91%	0.11%
	10000.00%	D	98	98	100.00%	100.00%	100.00%

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5. COUNTERPARTY CREDIT RISK
Counterparty credit risk is the risk that a customer will default before the final settlement of a transaction’s cash flows. It creates a bilateral credit risk due to its possible effect on both parties of a transaction. Additional uncertainty arises due to market factors, which can be volatile.
This chapter analyses Grupo Santander's counterparty credit risk profile from several approaches: country, type of financial contract, calculation method and notional value. It also focuses on regulatory indicators (EAD and RWA).

Main figures
EUR million
	EAD		RWA
	2025	2024	2025	2024
Counterparty credit risk*	56,396	61,906	16,267	18,564
Of which the standardised approach	44,825	49,770	13,806	17,885
Of which internal model method (IMM)	—	—	—	—
Of which exposures to CCPs**	4,804	4,453	96	89
Of which credit valuation adjustment - CVA	11,571	12,136	2,461	679

*Includes counterparty credit risk + CVA
**Does not include CCPs exposures corresponding to pre-funded default fund contributions and unfunded default fund contributions.

EAD variation	RWA variation
EUR million	EUR million

(8.9)%	(12.4)%

5.1 Counterparty credit risk definition and framework
This section covers the qualitative requirement CCRA - Qualitative disclosure related to CCR. It also complies with (d), (e), (f) and (g) of the OVA Requirement - Institution risk management approach.

Chapter 6 of the CRR (Regulation (EU) No 575/2013) describes counterparty credit risk as the risk a counterparty to a transaction could default before the final settlement of the transaction's cash flows. It includes the following transaction types: derivatives contracts, repurchase agreements, securities and commodities lending, long settlements and margin lending transactions.

Santander includes counterparty credit risk in its Credit Risk Framework.
For management purposes, it also has a specific counterparty credit risk model, policy and procedures.
This risk is controlled using an integrated system that provides real-time information so that exposures can be checked on a daily basis against the limits approved by senior management for any counterparty, product or maturity, in any Group unit.
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Specific counterparty credit risk limits are included in the overall credit risk limits and counterparty credit risk is independently monitored and controlled. These limits are set and reviewed in accordance with the appetite set by the board. The definition of limits and appetite metrics are reviewed and updated every year.
There are two methodologies for the measurement of counterparty credit risk management exposure: a mark-to-market (MtM, replacement cost in the case of derivatives) methodology with an add-on for potential future exposure; and a methodology including calculation of exposure using Monte Carlo simulation, which is used in certain geographies and for some products.
In addition, monthly and quarterly management exposure stress tests are conducted and the results are reported to senior management.
Credit risk equivalent is used to calculate capital at risk or unexpected loss, i.e. the loss in economic capital once expected loss is subtracted, net of guarantees and recoveries.
The risk teams report every quarter to senior management on the main risk metrics (exposure, MtM, notional amounts) of Group's Counterparty Credit Risk portfolio broken down by geography and segment.
5.2. Collateral agreements and guarantees
A policy is applied to regulate eligibility criteria for eligible collaterals and applicable haircuts complying with the Variation and Initial Margin regulatory requirements. The policy applies to derivatives, repo and securities lending transactions.
Transactions subject to collateral agreements are valued daily and, on that valuation, the parameters agreed in the collateral agreement are applied, giving an amount of collateral to be called from, or returned to, the counterparty.
The counterparty that receives the margin call checks the valuation, at which point discrepancies may arise.
A monitoring committee (Discrepancies Committee) meets weekly to analyse transactions in which significant discrepancies have been detected and manages them with Risk teams to ensure they are valued correctly.
5.3. Wrong-way risk
Wrong-way risk occurs if the potential exposure of a transaction with a counterparty is highly and positively (adversely) correlated with the credit rating of the counterparty, i.e. if the counterparty's credit rating deteriorates, potential exposure increases.
The criterion used by Group for calculating the credit exposure of derivatives with specific wrong way risk (WWR) is very conservative, as exposure to derivatives with WWR resembles exposure to basic financing.
Santander has defined criteria to identify transactions subject to specific wrong way risk on the basis of the legal connection between the counterparty and the issuer of the underlying instrument. Additionally, a method for measuring general wrong way risk has also been defined.
Most of the collateral is in cash, so only a small risk of adverse effects arises from specific correlations between the collateral and the collateral provider. Any adverse effects arising from correlations in non-cash collateral are immaterial since issuances from the same counterparty and its subsidiaries are excluded from collateral eligibility policies.
5.4. Credit rating downgrade
It is estimated that if our credit rating was downgraded and it was required to post additional collateral, the impact of collateral would be relatively limited. This is due to the Group's credit rating affects only a small percentage of its current collateral agreements. In the event of a hypothetical one-notch downgrade in the group's credit rating, it is estimated that the the resulting collateral to be posted would amount to €146 million.
5.5. Credit Value Adjustment (CVA)
The team responsible for managing counterparty credit risk in each geographic location charges the corresponding treasury desk a credit premium at the start of each transaction, in exchange for assuming the credit risk involved.
The team can then cover the CVA sensitivities through a combination of credit derivatives, interest rate derivatives, currency derivatives and other instruments
The CVA regulatory capital is also calculated. The purpose of this charge is to improve the resilience of banks to potential losses of market value associated with a reduction in the solvency of counterparties in derivatives transactions that are not settled through clearing houses
In addition, regulatory capital is calculated for CVA. The purpose of this charge is to enhance banks’ resilience to potential mark-to-market losses associated with a deterioration in the creditworthiness of counterparties in derivative transactions that are not cleared through central counterparties.
The CVA desk is the unit responsible for the active management of counterparty credit risk in the derivatives portfolio, which is incorporated into transaction valuations through the Credit Valuation Adjustment (CVA) as a fair value adjustment.

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Its objective is to control and mitigate the impact of credit risk on mark-to-market (MtM) and the income statement, through the dynamic management of CVA sensitivities and the execution of market hedges against the main risk factors, in particular credit spread movements, changes in expected exposure and market volatility.
The desk centrally manages aggregate CVA risk, continuously monitoring metrics such as Expected Exposure (EE), Expected Positive Exposure (EPE), exposure time profiles and CVA sensitivities, as well as the potential impact of credit events. To do so, it uses market instruments that help reduce P&L volatility, stabilise MtM and optimise capital consumption.
The desk’s activity is carried out within a robust governance, limits and control framework, with documented valuation and hedging processes, and in close coordination with the Risk, Markets, Models and Control areas, ensuring consistency across pricing, models, hedges and reporting, and contributing to prudent and efficient management of the Group’s counterparty risk.
For the calculation of the own funds requirements for CVA risk in accordance with article 386.3 of CRR, only positions in the following hedging instruments shall be recognised as eligible hedges: (a) single-name credit default swaps and single-name contingent-credit default swaps and (b) index credit default swaps.
At year-end, Group has CVA capital hedges focused on covering systemic risk and executed through index credit default swaps. These hedges are typically rolled semi-annually in line with index updates.
The following table shows the valuation adjustment for counterparty credit risk (Credit Valuation Adjustment, or CVA).

Table 59.CVA 2 – Credit valuation adjustment risk under the Full Basic Approach (F-BA)
	EUR million
		2025
		a	EU b
		Own Funds Requirements	Notional of CVA hedges
1	BACVAcsr-unhedged	794	—
2	BACVAcsr-hedged	139	—
3	Total	197	—

EU 4	Single-name CDS	—	—
EU 5	Index CDS	—	5,856
EU 6	Total	—	5,856

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5.6. Central counterparties
The clearing of transactions through central counterparties is a common market practice for Santander. As a member of the clearing houses with which it operates, the bank contributes to their risk management framework through payments into the default fund, in addition to daily margin calls.
The risk associated with this type of counterparty is managed through the credit risk framework.
The following tables show central counterparty (CCP) exposure following risk mitigation techniques.

Table 60.CCR8 - Exposures to CCPs
EUR million
2025
		a	b
		EAD (post CRM)	RWA
1	Exposures to QCCPs (total)		372
2	Exposures for trades at QCCPs (excluding initial margin and default fund contributions); of which	4,804	96
3	(i) OTC derivatives	2,554	51
4	(ii) Exchange-traded derivatives	603	12
5	(iii) Securities financing transactions	1,647	33
6	(iv) Netting sets where cross-product netting has been approved
7	Segregated initial margin
8	Non-segregated initial margin
9	Pre-funded default fund contributions	1,417	276
10	Unfunded default fund contributions	1,778	—
11	Exposures to non-QCCPs (total)		—
12	Exposures for trades at CCPs non-qualified (excluding initial margin and fund contributions); of which	—	—
13	(i) OTC derivatives	—	—
14	(ii) Exchange-traded derivatives	—	—
15	(iii) Securities financing transactions	—	—
16	(iv) Netting sets where cross-product netting has been approved	—	—
17	Segregated initial margin	—
18	Non-segregated initial margin	—	—
19	Pre-funded default fund contributions	—	—
20	Unfunded default fund contributions	—	—
During 2025, an increase was observed in transactions involving counterparty credit risk with clearing houses, with exposure to this customer segment increasing by 22% compared to the previous year.

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5.7. Credit counterparty credit risk indicators
The following table shows a breakdown of derivatives exposure by the type of product, category, geographical area and rating of the counterparty:

Derivatives exposure by product	Derivatives exposure by category
%	%

■	Interest rate	43%
■	Exchange rate	41%
■	Equity	10%
■	Commodities	5%
■	Credit	1%

■	Corporates	50%
■	Institutions	41%
■	Sovereign	9%

Derivatives exposure by geography	Derivatives exposure by rating
%	%

■	Spain	8%
■	UK	20%
■	Rest of Europe	33%
■	South America	23%
■	USA	10%
■	Others	6%

■	AAA	5%
■	AA	1%
■	A	37%
■	BBB	34%
■	BB	9%
■	B	—%
■	Rest	13%

The exposure to counterparty credit risk in 2025 from derivative transactions was concentrated in counterparties with high credit quality, so that 43% of the exposure was with counterparties rated A or higher. The distribution by type of counterparty was 41% Institutions, 9% in Sovereigns and 50% Corporates.
As regards geographic distribution, 20% of the exposure was accounted for by UK counterparties with the remainder being accounted for by Spain (8%), the rest of Europe (33%), South America (23%), the United States (10%) and the rest of the world (6%).

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The following table shows exposure to counterparty credit risk depending on the calculation methodology used.

Table 61.CCR1 - Analysis of CCR exposure by approach
EUR million

		a	b	c	d	e	f	g	h
		Replacement cost (RC)	Potential future exposure (PFE)	EEPE	Alpha used for computing regulatory exposure value	Exposure value pre-CRM	Exposure value-post CRM	Exposure Value	RWEA
EU1	EU - Original Exposure Method (for derivatives)	—	—		—	—	—	—	—
EU2	EU - Simplified SA-CCR (for derivatives)	—	—		—	—	—	—	—
1	SA-CCR (for derivatives)	9,529	13,116		1.4	59,438	31,296	31,170	11,816
2	IMM (for derivatives and SFTs)			—	—	—	—	—	—
2a	Of which securities financing transactions netting sets			—		—	—	—	—
2b	Of which derivatives and long settlement transactions netting sets			—		—	—	—	—
2c	Of which from contractual cross-product netting sets			—		—	—	—	—
3	Financial collateral simple method (for SFTs)					—	—	—	—
4	Financial collateral comprehensive method (for SFTs)					201,072	8,725	8,725	1,894
5	VaR for SFTs					—	—	—	—
6	Total					260,510	40,021	39,895	13,710

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As of January 2025, Santander has implemented the changes required under the new CRR3 regulation in the standard methodologies for the calculation of EAD, including SA-CCR for derivatives and FCCM applicable to repos and securities lending transactions.
The following table details the breakdown of counterparty credit risk exposures calculated using the standardised approach, by portfolio (counterparty type) and risk weighting (degree of risk resulting from the standardised approach):

Table 62.CCR3 - Standardised approach - CCR exposures by regulatory exposure class and risk weights
	EUR million
	2025
		Risk Weight
		a	b	c	d	e	f	g	h	i	j	k	l
		0%	2%	4%	10%	20%	50%	70%	75%	100%	150%	Others *	Total
1	Central governments or central banks	4,432	—	28	8	516	47	—	—	—	45	—	5,077
2	Regional government or local authorities	74	—	—	—	54	—	—	—	6	—	—	134
3	Public sector entities	26	—	—	—	6	1	—	—	—	—	—	32
4	Multilateral development banks	1,228	—	—	—	4	—	—	—	—	—	—	1,232
5	International organisations	44	—	—	—	—	—	—	—	—	—	—	44
6	Institutions	—	5,006	—	—	409	58	—	7	28	129	255	5,893
7	Corporates	—	—	—	—	81	15	—	135	3,620	3	30	3,884
8	Retail	—	—	—	—	—	—	—	—	—	—	—	—
9	Institutions and corporates with a short-term credit assessment	—	—	—	—	62	57	—	—	1	13	—	133
10	Other items	—	—	—	—	—	—	—	—	88	9	—	97
11	Total	5,805	5,006	28	8	1,132	179	—	141	3,743	198	286	16,526

	(*) The ‘Others’ column includes all exposures with weightings that do not appear in the other columns of the table.

CCR3 - Standardised approach - CCR exposures by regulatory exposure class and risk weights (31.12.2024)
	EUR million
	2024
		Risk Weight
		a	b	c	d	e	f	g	h	i	j	k	l
		0%	2%	4%	10%	20%	50%	70%	75%	100%	150%	Others*	Total
1	Central governments or central banks	3,198	—	—	—	10	35	—	—	—	—	—	3,243
2	Regional government or local authorities	100	—	—	—	68	—	—	—	2	—	—	171
3	Public sector entities	36	—	—	—	11	1	—	—	—	—	—	48
4	Multilateral development banks	1,042	—	—	—	—	—	—	—	—	—	—	1,042
5	International organisations	10	—	—	—	—	—	—	—	—	—	—	10
6	Institutions	—	4,453	—	—	424	582	—	—	125	—	—	5,584
7	Corporates	—	—	—	—	—	61	—	—	3,635	2	—	3,698
8	Retail	—	—	—	—	—	—	—	73	—	—	—	73
9	Institutions and corporates with a short-term credit assessment	—	—	—	—	3	3	—	—	6	—	—	12
10	Other items	—	—	—	—	—	—	—	—	5	12	—	17
11	Total	4,385	4,453	—	—	518	682	—	73	3,773	14	—	13,898
	(*) The ‘Others’ column includes all exposures with weightings that do not appear in the other columns of the table.
In this case, 72% of counterparty credit risk exposure subject to risk weighting under the Standardised Approach remains within risk weights below 50%.

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The following table shows a breakdown of counterparty credit risk exposure by portfolio and PD scale (excluding CCPs and specialised lending).

Table 63.CCR4 - AIRB approach - CCR exposures by exposure class and PD scale
	EUR million
		2025
	a	b	c	d	e	f	g	h
	PD scale	Exposure value	Exposure weighted average PD (%)	Number of obligors	Exposure weighted average LGD (%)	Exposure weighted average maturity (years)	RWEA	Density of risk weighted exposure amount

	Institutions
1	0.00 < 0.15	—	—%	—	—%	—	—	—%
2	0.15 < 0.25	—	—%	—	—%	—	—	—%
3	0.25 < 0.50	—	—%	—	—%	—	—	—%
4	0.50 < 0.75	—	—%	—	—%	—	—	—%
5	0.75 < 2.50	—	—%	—	—%	—	—	—%
6	2.50 < 10.00	—	—%	—	—%	—	—	—%
7	10.00 < 100.00	—	—%	—	—%	—	—	—%
8	100.00 (Default)	—	—%	—	—%	—	—	—%
9	Sub-total	—	—%	—	—%	—	—	—%

	Corporates
1	0.00 < 0.15	0	0.11%	1	39.74%	1	—	18.13%
2	0.15 < 0.25	14	0.21%	169	43.43%	1	4	30.99%
3	0.25 < 0.50	46	0.44%	81	42.05%	2	24	52.42%
4	0.50 < 0.75	30	0.62%	412	44.67%	2	21	67.88%
5	0.75 < 2.50	240	1.44%	758	40.73%	2	215	89.31%
6	2.50 < 10.00	55	4.58%	310	40.89%	1	66	119.85%
7	10.00 < 100.00	27	30.06%	97	39.78%	3	60	222.35%
8	100.00 (Default)	2	100.00%	14	62.91%	1	—	26.47%
9	Sub-total	415	3.93%	1,842	41.31%	2	390	94.04%

	Retail
1	0.00 < 0.15	4	0.13%	69,849	87.60%	0	1	25.93%
2	0.15 < 0.25	—	0.20%	3,046	87.59%	0	—	35.21%
3	0.25 < 0.50	—	—%	0	—%	—	—	—%
4	0.50 < 0.75	—	0.54%	3,668	87.59%	—	—	65.51%
5	0.75 < 2.50	—	1.38%	3,078	71.45%	—	—	76.39%
6	2.50 < 10.00	—	7.24%	3,004	87.59%	—	—	135.61%
7	10.00 < 100.00	—	40.68%	58	87.59%	—	—	209.47%
8	100.00 (Default)	—	100.00%	84	83.62%	—	—	5.57%
9	Sub-total	5	3.95%	82,787	87.02%	—	1	28.77%

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CCR4 - AIRB approach - CCR exposures by exposure class and PD scale (31.12.2024)
	EUR million
		2024
	a	b	c	d	e	f	g	h
	PD scale	Exposure value	Exposure weighted average PD (%)	Number of obligors	Exposure weighted average LGD (%)	Exposure weighted average maturity (years)	RWEA	Density of risk weighted exposure amount

	Institutions
1	0.00 < 0.15	0	—%	0	—%	0	—	—%
2	0.15 < 0.25	0	—%	0	—%	0	—	—%
3	0.25 < 0.50	0	—%	0	—%	0	—	—%
4	0.50 < 0.75	4	0.69%	4	21.74%	2	2	42.51%
5	0.75 < 2.50	85	1.01%	9	26.24%	5	62	73.00%
6	2.50 < 10.00	1	2.70%	2	45.00%	1	1	117.13%
7	10.00 < 100.00	—	—%	—	—%	—	—	—%
8	100.00 (Default)	0	—%	0	—%	0	—	—%
9	Sub-total	89	1.01%	15	26.19%	5	64	72.08%

	Corporates
1	0.00 < 0.15	110	0.11%	7	39.74%	5	50	45.25%
2	0.15 < 0.25	54	0.21%	202	43.43%	1	17	30.51%
3	0.25 < 0.50	245	0.43%	142	39.90%	3	150	61.20%
4	0.50 < 0.75	20	0.63%	451	45.11%	3	16	80.90%
5	0.75 < 2.50	521	1.45%	825	39.85%	1	444	85.20%
6	2.50 < 10.00	120	4.29%	324	40.06%	2	165	137.81%
7	10.00 < 100.00	26	30.32%	92	39.76%	1	58	223.82%
8	100.00 (Default)	7	100.00%	22	76.65%	4	4	59.44%
9	Sub-total	1,103	2.60%	2,065	40.36%	2	904	81.96%

	Retail
1	0.00 < 0.15	1	0.10%	67,382	88.17%		—	22.99%
2	0.15 < 0.25	—	0.20%	2,898	87.59%		—	37.32%
3	0.25 < 0.50
4	0.50 < 0.75	—	0.54%	3,430	87.59%	0	—	69.39%
5	0.75 < 2.50	1	1.58%	3,027	67.54%	0	1	85.17%
6	2.50 < 10.00	—	7.28%	3,359	87.59%	0	—	143.89%
7	10.00 < 100.00	—	32.07%	30	87.59%	0	—	207.16%
8	100.00 (Default)	—	100.00%	151	65.05%	0	—	91.02%
9	Sub-total	2	2.46%	80,277	81.87%	0	1	63.98%
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Table 64.CCR4 - FIRB approach - CCR exposures by exposure class and PD scale
	EUR million
		2025
	a	b	c	d	e	f	g	h
	PD scale	Exposure value	Exposure weighted average PD (%)	Number of obligors	Exposure weighted average LGD (%)	Exposure weighted average maturity (years)	RWEA	Density of risk weighted exposure amount

	Institutions
1	0.00 < 0.15	10,280	0.06%	626	44.62%	1	2,074	20%
2	0.15 < 0.25	231	0.19%	46	45.00%	1	97	42%
3	0.25 < 0.50	309	0.36%	53	45.00%	1	170	55%
4	0.50 < 0.75	18	0.67%	4	45.00%	1	16	86%
5	0.75 < 2.50	3	1.20%	7	45.00%	—	3	108%
6	2.50 < 10.00	—	9.55%	24	45.00%	1	0	263%
7	10.00 < 100.00	1	45.00%	16	45.00%	4	5	375%
8	100.00 (Default)	0	—%	0	—%	0	0	—%
9	Sub-total	10,842	0.08%	776	44.64%	1	2,365	22%

	Corporates
1	0.00 < 0.15	9,311	0.07%	1,762	41.76%	2	2,016	22%
2	0.15 < 0.25	2,334	0.20%	402	40.48%	3	1,091	47%
3	0.25 < 0.50	1,563	0.35%	391	40.11%	2	783	50%
4	0.50 < 0.75	930	0.61%	313	40.03%	2	607	65%
5	0.75 < 2.50	634	1.27%	339	34.55%	3	510	80%
6	2.50 < 10.00	145	3.88%	86	40.00%	2	183	126%
7	10.00 < 100.00	43	31.56%	266	40.36%	1	97	224%
8	100.00 (Default)	—	—%	1	—%	0	—	—%
9	Sub-total	14,960	0.33%	3,560	40.95%	2	5,287	35%

CCR4 - FIRB approach - CCR exposures by exposure class and PD scale (31.12.2024)
	EUR million
		2024
	a	b	c	d	e	f	g	h
	PD scale	Exposure value	Exposure weighted average PD (%)	Number of obligors	Exposure weighted average LGD (%)	Exposure weighted average maturity (years)	RWEA	Density of risk weighted exposure amount

	Institutions
1	0.00 < 0.15	17,739	0.06%	1,604	44.55%	1	4,506	25.40%
2	0.15 < 0.25	1,922	0.16%	160	45.00%	2	1,063	55.31%
3	0.25 < 0.50	706	0.33%	186	45.00%	1	493	69.89%
4	0.50 < 0.75	420	0.66%	56	45.00%	1	366	87.31%
5	0.75 < 2.50	71	1.39%	22	45.00%	1	86	120.84%
6	2.50 < 10.00	7	4.27%	24	45.00%	1	14	196.09%
7	10.00 < 100.00	24	45.00%	86	45.00%	2	84	353.80%
8	100.00 (Default)	0	—%	0	—%	0	0	—%
9	Sub-total	20,889	0.15%	2,138	44.62%	1	6,612	31.65%

	Corporates
1	0.00 < 0.15	7,120	0.08%	383	45.00%	2	1,801	25.29%
2	0.15 < 0.25	2,053	0.21%	192	45.00%	3	1,012	49.28%
3	0.25 < 0.50	1,173	0.36%	207	45.00%	3	744	63.44%
4	0.50 < 0.75	673	0.59%	177	44.99%	3	526	78.23%
5	0.75 < 2.50	303	1.16%	150	44.96%	3	308	101.91%
6	2.50 < 10.00	130	4.36%	51	45.00%	3	196	150.92%
7	10.00 < 100.00	66	31.68%	77	45.00%	2	174	262.78%
8	100.00 (Default)	190	100.00%	3	45.00%	3	0	—%
9	Sub-total	11,708	2.04%	1,240	45.00%	2	4,762	40.67%
83% of counterparty credit risk exposure subject to risk weighting under the FIRB Approach remains within PD buckets below 0.50.

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The following table shows a summary of the effects of netting agreements and collateral for exposure to counterparty credit risk, in addition to the type of collateral exchanges in derivatives transactions and securities financing transactions (SFTs).

Table 65.CCR5 - Composition of collateral for CCR exposures
	EUR million
		2025
		a	b	c	d	e	f	g	h
		Collateral used in derivative transactions				Collateral used in SFTs
		Fair value of collateral received		Fair value of posted collateral		Fair value of collateral received		Fair value of posted collateral
		Segregated	Unsegregated	Segregated	Unsegregated	Segregated	Unsegregated	Segregated	Unsegregated
1	Cash - domestic currency	165	10,712	160	5,318	—	174,163	—	131,138
2	Cash - other currencies	19	6,208	246	6,451	111	59,938	—	71,897
3	Domestic sovereign debt	4,856	1,969	3,754	235	226	97,761	15,042	89,127
4	Other sovereign debt	1,545	2,066	2,140	153	61	79,496	2,117	42,950
5	Government agency debt	27	—	8	—	70	461	116	54
6	Corporate bonds	2,338	173	85	20	1,890	70,402	5,018	62,350
7	Shares	983	239	1,801	—	10,575	5,752	12,485	2,952
8	Other collateral	—	—	—	—	—	1	—	—
9	Total	9,934	21,366	8,196	12,178	12,933	487,974	34,778	400,468
In derivatives activity, 55% of the collateral received is cash. With regard to securities financing transactions, 82% of collateral received consists of cash and sovereign bonds.

Table 66.CCR6 - Credit derivatives exposures
	EUR million
			2025
		a	b
		Credit derivatives hedges
		Protection bought	Protection sold
	Notionals
1	Single-name credit default swaps	28,929	20,610
2	Index credit default swaps	16,812	6,432
3	Total return swaps	1,809	—
4	Credit options	—	—
5	Other credit derivatives	—	—
6	Total notionals	47,550	27,042
	Fair values	—	—
7	Positive fair value (asset)	190	869
8	Negative fair value (liability)	(1,844)	(270)
	*Bought credit derivatives do include loan coverage
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CCR6 - Credit derivatives exposures (31.12.2024)
	EUR million
			2024
		a	b
		Credit derivatives hedges
		Protection bought	Protection sold
	Notionals
1	Single-name credit default swaps	16,872	13,981
2	Index credit default swaps	11,401	3,255
3	Total return swaps	118
4	Credit options
5	Other credit derivatives
6	Total notionals	28,391	17,237
	Fair values
7	Positive fair value (asset)	230	618
8	Negative fair value (liability)	(1,211)	(236)
	*Bought credit derivatives do include loan coverage

Table CCR7- Statement of flows of risk-weighted amounts of counterparty exposures subject to IMA is not included as Santander does not have an internal model to calculate counterparty credit risk EAD.
For more information, see the 'Risk management and compliance' chapter of the 2025 annual report.

Access 2025 annual report available on the Santander Group website

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6. CREDIT RISK - SECURITISATIONS
This chapter provides details of Grupo Santander's securitisation activity. It also describes the basic concepts in securitisations and summarises the objectives and functions that Grupo Santander performs in the management of securitisation activity.

Number of securitisations (2025)[1]

[1] Originated SRT

Main figures
EUR million
		EAD		RWA*
	2025	2024	2025	2024
Originator	74,603	73,536	11,682	11,417
Investor	30,831	26,384	4,805	4,227
Sponsor	1,058	403	196	60
Total	106,492	100,323	16,683	15,705
*The EAD considered is before deductions (exposures RW 1,250%)

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6.1 Introduction
Historically, banks used deposits to fund loans that they kept on their balance sheets until maturity. Over time, however, this model of banking started to change. Banks began expanding their funding sources to include bonds financing, commercial paper financing, and repurchase agreement (repo) funding.
Bank credit has shifted from the traditional originate-to-hold to the 'originate-to-distribute' business model. In the originate to distribute 'OTD' business model, adopted by most banks to a different extent, the originator of a loan sells it to third parties through a securitisation process or using other risk transfer strategies.
better risk sharing, reducing concentration of credit risk, minimizing overall funding cost and, under certain conditions, reducing regulatory capital.
Furthermore, the process frees up capital for new lending, provides income from the sale of the loans and generates fees from continuing servicing of the underlying loans (collecting interest and principal repayments and passing them on to the holders of securities).
In summary, the originate-to-distribute model has many advantages, such as capital efficiency, optimization of the balance sheet, increased returns and the capacity to enhance financial system stability.

OTD structures: originate-to-distribute

Please note that this overview is a reference to the paper from the ESRB (European Systemic Risk Board): The European significant risk transfer securitisation market pp.7

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6.2. Management of the securitisation activity
This section covers the qualitative requirement SECA - Qualitative disclosure requirements related to securitisation exposures. Letters (d), (e), (f) and (i) are not applicable to Santander. Also, the provisions of letters (d), (e), (f) and (g) of the OVA requirement -Institution risk management approach, are complied with.
6.2.1. Securitisation objectives and management
Santander pursues various objectives through its securitisation activity:
•Management and diversification of credit risk: the group mitigates risk that arises naturally from growth in its commercial activity through securitisation of transactions and the subsequent transfer of credit risk to third parties. The effective transfer of risk achieved through these transactions enables the group to optimise its credit risk exposure and contributes to value creation by reducing Banco Santander's need to retain own funds.
•Optimization of capital consumption: significantly transferring risk allows for reductions in capital consumption contributing to this objective. 38 new transactions, which benefit from the new securitisation framework, were issued in 2025.
•Obtaining liquidity: securitisation enables Santander to mobilise its balance sheet by transforming illiquid assets into liquid assets and obtain wholesale funding by selling the transformed assets or using them as collateral. Retained securitisation positions can also be used as collateral for ECB and Bank of England.
•Diversifying funding sources: the liquidity obtained from securitisation allows the Group to diversify its funding sources, in terms of maturity and product type.

The Financial Management division draws up the issuances and securitisations plan for each Santander subsidiary/global business annually, on the basis of the financial plan and considering certain prudential limits on raising short-term market funding.
Grupo Santander also has a robust governance process for all securitisations intended to transfer risk. The review assesses transactions from a risk, capital, regulatory and economic approach.
6.2.2. Securitisation functions
Santander's role in the securitisation process is mainly that of an originator – i.e. the entity that creates the exposures (underlying assets) subsequently traditionally or synthetically securitized. Apart from being the originator, Santander also generally manages the underlying portfolio (servicing).
Santander usually also acts as the facilitator for credit enhancements (subordinated loan, credit facilities or interest-rate swaps or caps) in traditional securitisations, necessary for the securitisation fund and will subsequently issue the notes that typically have an external rating.
The structuring and placing of its own securitisations, as for third parties, are also done by Santander, initiating and promoting new structures in various jurisdictions for both funding and risk transfer purposes. This activity is carried out against a backdrop of securitisation revival as a tool for channelling credit to the real economy, with a special focus on the SMEs and consumer loans.
Conversely, Santander also acts as an investor, acquiring securitisation positions originated by non-Santander entities.
Finally, Grupo Santander is sponsor of three securitisations with different types of underlying as the short-term receivables on individual debtors issued by a corporate client in the energy sector or mortgages loans.
The distribution of Grupo Santander's exposure according to its activity as of December 31st 2025, is shown below:
As indicated in the graph, originator activity accounts for more than 76% of Santander securitisation activity, while investment activity accounts for 24%. 61% of the volume of securitisations originated by Santander is concentrated in Spain and the United States. On the investment side, 92% of acquisitions of investment positions are concentrated in Spain and 4% in the United States, as shown in the graph on the right.
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EAD variation
Million euros

6.1%

RWA variation
Million euros

6.2%

Distribution of the Group’s securitisation function (EAD)

Overview	Originator Activity	Investor Activity

■	Originator -	76%	■	Spain -	47%	■	Poland	5%	■	Spain -	92%
■	Investor -	24%	■	USA -	14%	■	Brasil -	1%	■	USA -	4%
			■	Others -	9%	■	UK -	12%	■	UK -	1%
			■	Portugal -	10%				■	Brazil	2%
									■	Others	3%
The information on the securitisation positions of the investment and trading portfolio of Santander is included.

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The following table gives a breakdown of the distribution of the activity carried out by Grupo Santander as of 31 December 2025:

Table 67.Securitisation positions purchased and retained with risk transfer by exposure type in the banking book
EUR million
	2025						2024
	Exposure			RWA			EAD			RWA
	Originator	Investor	Sponsor	Originator	Investor	Sponsor	Originator	Investor	Sponsor	Originator	Investor	Sponsor
Traditional securitisations	587	30,831	1,058	70	4,805	196	533	26,384	403	61	4,227	60
Residential mortgages	—	4,273	11	—	586	1	—	3,117	—	—	448	—
Commercial mortgages	—	—	—	—	—	—	—	—	—	—	—	—
Credit cards	—	560	—	—	104	—	—	675	—	—	94	—
Leasing	—	100	—	—	16	—	—	—	—	—	1	—
Loans to corporates or to SMEs treated as corporates	—	6,235	—	—	1,125	—	—	4,888	—	—	980	—
Consumer loans	523	8,353	766	61	1,161	153	426	8,070	—	46	1,180	—
Receivables	—	2,406	—	—	411	—	—	1,485	—	—	223	—
Others	64	8,904	281	8	1,402	42	107	8,149	403	14	1,302	60
Resecuritisations	—	—	—	—	—	—	—	—	—	—	—	—
Securitisation positions	—	—	—	—	—	—	—	—	—	—	—	—
Synthetic securitisations	74,016	—	—	11,613	—	—	73,003	—	—	11,356	—	—
Residential mortgages	12,863	—	—	1,985	—	—	11,569	—	—	1,812	—	—
Commercial mortgages	7,045	—	—	1,153	—	—	5,156	—	—	960	—	—
Credit cards	—	—	—	—	—	—	—	—	—	—	—	—
Leasing	146	—	—	14	—	—	274	—	—	27	—	—
Loans to corporates or to SMEs treated as corporates	33,543	—	—	4,892	—	—	34,172	—	—	5,140	—	—
Consumer loans	16,685	—	—	3,028	—	—	14,736	—	—	2,483	—	—
Receivables	1,610	—	—	235	—	—	2,032	—	—	300	—	—
Others	2,123	—	—	307	—	—	5,065	—	—	635	—	—
Total	74,603	30,831	1,058	11,682	4,805	196	73,536	26,384	403	11,417	4,227	60

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6.2.3. Risk inherent to the securitisation activity
Securitisation offers advantages in terms of diversified funding sources and better risk management. However, it exposes investors to certain inherent risks, which are defined below. Santander is not exposed to any additional risk by acting as the originator or sole investor in a securitisation. In fact, doing so, it reduces liquidity risk by transforming illiquid assets (the loans originated) into liquid assets (securitisation bonds).
•Credit risk: the risk that borrowers will fail to meet their contractual obligations in due time and proper form, with the consequent impairment of the underlying assets backing the securitisation positions. Credit risk is assessed by external credit rating agencies, which assign ratings to the securitisation positions. For third-party positions Grupo Santander invests in, this credit risk is first assessed by external credit rating agencies, who assign ratings to the securitisation positions. At the Group, the maximum exposure in the banking book is limited by rating (AAA, AA, A, BBB) and by type of underlying. In addition, the group continuously monitors published data on default of the underlying, the credit quality of the originator and mandatory minimum ratios and ratings in the structure, as well as data on granularity, geographical distribution and type of underlying.
•Prepayment risk: the risk of early repayment of some or all of the assets underlying the securitisation, so that the securitisation positions mature faster than expected and therefore fewer coupons are received than expected. Calculations of the average life, return and duration of securitisation positions are subject, among other aspects, to assumptions about the rate at which the underlying assets will be prepaid, which may vary.
•Interest rate risk: This risk arises in case of a mismatch between the interest rates of the securitized assets and those of the securitisation positions. At Santander, and for any traditional securitisations that arise, this risk is usually hedged with swaps (Interest Rate Swaps — IRS).
•Exchange rate risk: This exists in securitisations where the securitized assets and the securitisation positions are denominated in different currencies. Traditional securitisations issued by Santander are issued in the same currency as the underlying asset, so this risk is therefore absent. However, this risk will only be partially present in a small portion of synthetic securitisations.

•Liquidity risk: this risk is diminished through the securitisation process, whereby naturally illiquid assets are transformed into debt securities that can be traded on organised financial markets. In some securitisations, however, such as those which issue commercial paper, liquidity risk is still significant and is manifested in the need to cover potential timing mismatches between interest payments on the underlying assets and payments of interest on the securities. At Santander, this risk tends to be very small and is mitigated by liquidity facilities included in the structure (excluding synthetic securitisations). The liquidity risk associated with investing in bond positions is managed by establishing maximum holding periods.
•Counterparty risk: This risk is not present in traditional securitisations issued by Santander due to the notes/bonds being actually sold in exchange for cash. This translates to no counterparty risk. However, there is risk present in synthetic securitisations if the hedging/protection obtained is not anchored. Synthetic transactions originated by Santander can be structured through a SPV (Special Purpose Vehicle), which hedges the portfolio and issues CLNs (Credit Link Notes), or the financial guarantee can be issued directly. If the financial guarantees are funded, there will be no counterparty risk. However, if hedged and if they are not funded, this risk will be present (the counterparty risk). Lastly, a synthetic transaction can be structured without an SPV and without issuing notes. These types of guarantees are financial in nature and will tend not to be anchored. In this case, counterparty risk will indeed be present. Finally, this type of risk will be present only if the synthetic guarantee received is not anchored. Santander will therefore have to reclaim losses generated by the hedged portfolio from the investor, whenever such losses reach their tranche. In synthetic securitisations, there is no right of credit risk transfer nor sale of the underlying portfolio. The financial guarantees received can be funded or unfunded. In the latter case, Banco Santander has to reclaim the losses from the investor, which generates counterparty risk.
Santander analyses annually the evolution of the securitisations originated with the release of capital, assessing the different parameters from a risks and capital perspective (backtesting). These reviews are submitted to the relevant management bodies.

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6.3. Santander securitisation activity
The list of SPPEs is listed in Appendix XIII of the 2025 Pillar 3 report file available on the Santander website.

Access the Pillar 3 2025 file available on Grupo Santander's web site
6.3.1. As asset manager
Grupo Santander has Santander de Titulización S.G.F.T., S.A. (Sociedad Gestora de Fondos de Titulización) and Gamma, STC. (Sociedade de Titularização de Créditos), in order to set up, manage and legally represent the securitisation funds originated in Spain and Portugal, respectively.
6.3.2. As originator
Grupo Santander originated in 2025 38 securitisations mainly for risk transfer purposes.
Grupo Santander has a total of 138 securitisations that transfer risk and free up capital (55 traditional transactions and 83 synthetic). The main underlying portfolios are consumer loans (primarily for cars) and loans to businesses.
A general target is to achieve and maintain the STS (Simple, Transparent and Standardised Securitisations) certification for all newly originated securitisations (both synthetic and traditional) whenever possible. Currently 82 securitisations have this certification.

The key components of an STS (Simple, Transparent and Standardised Securitisations)

Monitoring process for changes in associated risk:
•Securitisation positions originated: periodic monitoring is the responsibility of the different securitisation fund managers (trustees/management companies) or of the originators directly no fund is created. In any of the cases that prepare regular reports containing an update of the rating performance of the bonds' underlying portfolios of the securitisation positions generated.

Of the 83 synthetic securitisation funds, 19 were originated in 2025.
Santander also originates and holds positions in traditional securitisation funds whose underlying portfolios mainly comprise consumer and corporate loans.
An external rating has been given to Santander by one or more of the following external rating agencies for each of these traditional structures and for certain synthetic securitisations, regardless of the underlying product: Standard & Poors, Moody's, Fitch, DBRS, Arc, Scope and KROLL. The group obtains ratings from at least two of these agencies when a traditional securitisation is placed on the market in Europe.
Grupo Santander does not provide implicit support in synthetic securitisations, where there is significant risk transfer at the regulatory level.
6.3.3. As investor
With regard to investment activity, Santander holds positions in securitisation funds originated by entities outside the Group whose underlying assets mainly comprise receivables, credit cards, corporate, SME and mortgage loans. As Santander limits its maximum exposure by rating (AAA, AA, A, BBB), it does not usually employ hedging techniques to mitigate the risk.
6.3.4. As sponsor
As of 31 of December 2025, Santander Group participates as a sponsor in three securitisation structures where Santander maintains investor positions in mezzanine and senior tranches, additionally participating in 5% of the junior tranche to comply with the regulatory requirements for retention of economic interest.

•Securitisation positions invested in: published NPL metrics (90+, default, recoveries) and prepayments are monitored regularly using specialised software, which also checks whether the established rating-based limits are being met.
The processes mentioned above serve to monitor changes in credit and market risk for securitisation exposures.

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This overview below displays the provided information regarding Santander securitisation activity, broken down by each table in the Pillar 3 disclosure report:

Overview of tables provided in the Pillar 3 Report
Table	Positions	Information
SEC 1	Retained and invested positions in SEC in banking book	EAD broken down by type of securitisation (synthetic, traditional), and role of the institution (originator/investor)
SEC 2	Retained and invested positions in SEC in trading book
SEC 3	Retained positions from originator/sponsor in banking book	EAD & RWA broken down by regulatory approach of RW calculation
SEC 4	Institutions acting as investor. Banking book
SEC 5	All exposures securitized by the institutions	Underlying on-balance broken down by asset class
A typical SRT is structured in at least in one senior and one junior tranch, depending on the risk level, where the junior tranche is the one absorbing the first losses of the underlying portfolio.

Disclosure of information in the Pillar 3 Report

However, in most cases additional tranches are included, such as a mezzanine (covering the unexpected loss) tranche, as shown in the example below.
Depending on the specific structure of the SRT, the investors risk preference and the banks' capital strategy, several tranches may be sold to investors while others are retained by the bank. In the exemplary overview below, the mezzanine tranche is sold to investors while the senior and junior tranche are retained by Santander.
Please note that tranches which are sold to investors are not held on the balance sheet of the Bank and therefore are not shown in the provided tables included in the Pillar 3 report. Only tranches, which are owned by the Santander and are included in its banking book, are represented by the corresponding EAD and RWA metric. Information regarding EAD and RWA of the portions held by investors are not shown in this report and cannot be deducted by the presented information.

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The following tables show the distribution, by type of underlying asset, of the securitisation positions issued and repurchased by the Group as an originator, investor and sponsor as of 31st December 2025, in both the banking book and trading book.

Table 68.SEC1 - Securitisation exposures in the non-trading book
	EUR million
																		2025
		a	b	c	d	e	f	g	h	i	j	k	l	m	n	o	n	o
		Bank acting as originator								Bank acting as sponsor					Bank acting as investor
		Traditional				Synthetic		Sub-total		Traditional		Synthetic	Sub-total		Traditional		Synthetic	Sub-total
		STS		Non-STS			of which SRT			STS	Non-STS				STS	Non-STS
			of which SRT		of which SRT
1	Total exposures	2,027	512	19,101	75	74,065	74,016	95,193		—	1,058	—	1,058		4,319	26,512	—	30,831
2	Retail (total)	2,027	512	16,951	75	30,392	30,392	49,371		—	1,058	—	1,058		4,139	13,456	—	17,595
3	Residential mortgages	—	—	9,066	—	12,863	12,863	21,929		—	11	—	11		1,114	3,159	—	4,273
4	Credit card	—	—	—	—	—	—	—		—	—	—	—		248	312	—	560
5	Other retail exposures	2,027	512	7,885	75	17,530	17,529	27,442		—	1,047	—	1,047		2,777	9,986	—	12,762
6	Resecuritisation	—	—	—	—	—	—	—		—	—	—	—		—	—	—	—
7	Wholesale (total)	—	—	2,150	—	43,673	43,624	45,823		—	—	—	—		181	13,056	—	13,236
8	Loans to corporates	—	—	737	—	33,592	33,543	34,329		—	—	—	—		—	6,235	—	6,235
9	Commercial mortgage	—	—	—	—	7,045	7,045	7,045		—	—	—	—		—	—	—	—
10	Finance leases and receivables	—	—	—	—	1,756	1,756	1,756		—	—	—	—		181	2,326	—	2,506
11	Other wholesale exposures	—	—	1,412	—	1,279	1,279	2,692		—	—	—	—		—	4,495	—	4,495
12	Resecuritisation	—	—	—	—	—	—	—		—	—	—	—		—	—	—	—

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Table 69.SEC2 - Securitisation exposures in the trading book
	EUR million
			2025
		a	b	c	d	e	f	g	h	i	j	k	l
		Bank acting as originator				Bank acting as sponsor				Bank acting as investor
		Traditional		Synthetic	Subtotal	Traditional		Synthetic	Subtotal	Traditional		Synthetic	Subtotal
		STS	Non-STS			STS	Non-STS			STS	Non-STS
1	Total									81	836		917
2	Retail (total)	—	—	—	—	—	—	—	—	81	223	—	304
3	Residential mortgages	—	—	—	—	—	—	—	—	7	171	—	177
4	Credit card	—	—	—	—	—	—	—	—	—	—	—	—
5	Other retail exposures	—	—	—	—	—	—	—	—	74	52	—	127
6	Resecuritisation	—	—	—	—	—	—	—	—	—	—	—	—
7	Wholesale (total)	—	—	—	—	—	—	—	—	—	613	—	613
8	Loans to corporates	—	—	—	—	—	—	—	—	—	—	—	—
9	Commercial mortgage	—	—	—	—	—	—	—	—	—	141	—	141
10	Finance leases and receivables	—	—	—	—	—	—	—	—	—	—	—	—
11	Other wholesale exposures	—	—	—	—	—	—	—	—	—	472	—	472
12	Resecuritisation	—	—	—	—	—	—	—	—	—	0.19	—	0.19
For December 2025, total RWAs for the same books were $248 million. This level is lower than June 2025 and broadly in line with December 2024. The reduction in RWAs primarily reflects market conditions and the available opportunity set during the period.
Given general market moves in the second half of last year we saw an increase in secondary activity in the UK BTL/NCF space which is a market typically populated by asset managers who are less STS focussed than bank treasuries. Our secondary book is a reflection of client activity, so this reflects that change.

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Finally, in its role as originator and investment entity for securitisations, Santander complies with the requirements relating to the net retention of economic interest and requirements established in procedure and control policies for all securitisation funds issued since 1 January 2011. We have to distinguish between the requirements for originators and for investment positions:
Securitisations originated:
•Santander always retains a minimum of 5% of the net economic interest.
•Santander meets all the due diligence requirements, making available to investors all the information needed to ensure the risks of the investment are fully known before purchase and to enable regular monitoring of the performance of the investment. This information includes details of the risk criteria applied to the securitised exposures, which in all cases are the same as for the non-securitised exposures in the originator's balance sheet.
Investment positions in securitisations:
•The Group performs due diligence to ensure that the investment risks are understood before purchase and to be able to monitor the performance of the investment on a regular basis.
•The Group verifies that the originators of the securitisations in which it invests retain a 5% net economic interest.

The positions in securitisations with risk transfer and in investment and sponsoring positions in the banking book are presented below on the basis of the approach used to calculate regulatory capital:

Table 70.Breakdown of repurchased positions in SSPEs with risk transfer, distributed by function and approach used
EUR million
	2025					2024
	On-balance sheet amount exposures	Off-balance sheet amount exposures	EAD	EAD after capital reductions	RWA*	On-balance sheet amount exposures	Off-balance sheet amount exposures	EAD	EAD after capital reductions	RWA*
Originator - standardised approach	—	—	—	—	—	—	—	—	—	—
Originator - SEC standardised approach	13,529	684	13,273	12,994	2,747	14,275	18	14,049	13,656	2,100
Originator - SEC ERB approach	8,648	109	8,758	8,758	1,957	10,088	116	10,204	10,204	2,142
Originator - RB approach	—	—	—	—	—	—	—	—	—	—
Originator - SF approach	—	—	—	—	—	—	—	—	—	—
Originator - IRB approach	52,737	161	52,528	52,232	7,547	49,377	158	49,246	49,008	7,285
Originator - 1250%	227	1	44	—	—	265	2	37	—	—
Total originator	75,141	341	74,603	73,985	12,252	74,006	294	73,536	72,868	11,527
Investor - standardised approach	—	—	—	—	—	—	—	—	—	—
Investor - SEC standardised approach	28,634	268	28,899	28,899	4,436	24,583	227	24,806	24,805	3,885
Investor - SEC ERB approach	1,884	47	1,932	1,932	369	1,473	106	1,579	1,579	342
Investor - RB approach	—	—	—	—	—	—	—	—	—	—
Investor - SF approach	—	—	—	—	—	—	—	—	—	—
Investor - IRB approach	—	—	—	—	—	—	—	—	—	—
Investor - 1250%	0.439	—	0.439	—	—	0.439	—	0.439	—	—
Total investor	30,519	315	30,831	30,830	4,805	26,056	332	26,384	26,384	4,227
Sponsor - standardised approach	—	—	—	—	—	—	—	—	—	—
Sponsor - SEC standardised approach	289	—	289	289	45	403	—	403	402	60
Sponsor - SEC ERB approach	769	—	769	769	164	—	—	—	—	—
Sponsor - RB approach	—	—	—	—	—	—	—	—	—	—
Sponsor - SF approach	—	—	—	—	—	—	—	—	—	—
Sponsor - IRB approach	—	—	—	—	—	—	—	—	—	—
Sponsor - 1250%	—	—	—	—	—	—	—	—	—	—
Total sponsor	1,058	—	1,058	1,058	209	403	—	403	402	60
Total	106,718	655	106,492	105,873	17,266	100,465	627	100,323	99,654	15,815
Of which: traditional securitisations	32,304	655	32,476	32,399	5,084	27,110	627	27,320	27,257	4,348
Of which: synthetic securitisations	74,414	—	74,016	73,473	12,182	73,355	—	73,003	72,397	11,466
EAD IRB (RBA & SFA): exposures net of collateral, before provisions and deductions and after outflows to other regulatory reports.
EAD STD: exposures net of collateral, before deductions and after provisions and outflows to other regulatory reports.
RWA IRB (RBA & SFA): after provisions, deductions and outflows to other regulatory reports and before application of the limit.
*RWA before the CAP.
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It should be noted that for all securitisations that qualify for a weighting of 1250%, the company deducts this exposure from own funds.
As shown in Table 68, exposure has increased by 46.0%, due to the increase in exposures in securitisations originated by the Group. This year, 38 new securitisations with significant risk transfer were originated, with the main goal of transferring credit risk and optimising capital consumption.
Securitisation positions in the trading portfolio are eliminated from the regulatory capital calculation based on an internal market risk model and are included in the calculation of capital for specific risk, in accordance with article 335 of the CRR. The correlation trading portfolio is also included among these positions. This book consists of securitisation positions and nth-to-default derivatives that meet all the criteria in article 338.1 of the CRR. Therefore, none of these positions are considered in the VaR spread and IRC calculation, although they are included in the interest rate VaR calculation (general risk).
For these positions, capital is treated as for securitisation positions in the banking book, so that capital requirements are calculated taking into account the new approaches considered in the new Regulation (EU) 2017/2401 on securitisations.
Finally, Regulation (EU) 2017/2402 on securitisations came into force on the 1st of January 2019. This regulation changed the prudential requirements for credit institutions and investment firms, establishing new treatment for securitisation positions. One of the most significant changes is that positions in preferential securitisation tranches may not consume more capital than the loan portfolio. It also provides for a more favourable treatment for senior tranches of STS (simple, transparent and standardised) securitisations which was updated on 31st March 2021 Regulation (EU) 2021/558 amending Regulation (EU) No 575/2013 regarding adjustments to the securitisation framework to support the economic recovery in response to the covid-19 crisis.
The following table shows the aggregate value of securitisation positions purchased and retained in the trading portfolio.

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Table 71.Aggregate amount of securitisation positions purchased and retained. Trading book
EUR million
	2025
	Investor positions		Originator positions		Sponsor positions
ABS PORTFOLIO	Mark to market	RWA	Mark to market	RWA	Mark to market	RWA
SEC - ERBA approach	321	136	0	0	0	0
10 -12%	67	1	—	—	—	—
12-20%	218	68	—	—	—	—
20-40%	7	14	—	—	—	—
40-100%	12	10	—	—	—	—
100-150%	5	10	—	—	—	—
150-200%	—	—	—	—	—	—
200-500%	3	9	—	—	—	—
500-950%	5	14	—	—	—	—
1,250%	3	10	—	—	—	—
SEC-SA	464	70	0	0	0	0
10 -12%	—	—	—	—	—	—
12-20%	464	70	—	—	—	—
20-40%	—	—	—	—	—	—
40-100%	—	—	—	—	—	—
100-150%	—	—	—	—	—	—
150-200%	—	—	—	—	—	—
200-500%	—	—	—	—	—	—
500-950%	—	—	—	—	—	—
1,250%	—	—	—	—	—	—
ABS PORTFOLIO	133	3	0	0	0	0
10 -12%	3	—	—	—	—	—
12-20%	69	1	—	—	—	—
20-40%	61	2	—	—	—	—
40-100%			—	—	—	—
1,250%			—	—	—	—
Total ABS Portfolio	917	209	0	0	0	0
Correlation portfolio	0	0	0	0	0	0
SEC - ERBA approach	0	0	0	0	0	0
40-75%	—	—	—	—	—	—
100%	—	—	—	—	—	—
250%	—	—	—	—	—	—
Supervisory formula method	0	0	0	0	0	0
FS	—	—	—	—	—	—
Total correlation portfolio	0	0	0	0	0	0
Total	0	0	0	0	0	0
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The following table shows the current situation of the underlying portfolio for originated securitisations with risk transfer and the changes compared to 2023.

Table 72.Securitisation structures with risk transfer
EUR million
	2025				2024
Traditional SPVs	Outstanding balance	Of which, in default	Value adjustments in the period	RWA	Outstanding balance	Of which, in default	Value adjustments in the period	RWA
Residential mortgages	—	—	—	—	—	—	—	—
Commercial mortgages	—	—	—	—	—	—	—	—
Loans to corporates or to SMEs treated as corporates	—	—	—	—	—	—	—	—
Consumer loans	24,025	644	181	61	16,488	432	87	46
Others	4,629	105	53	8	4,655	87	29	14
Resecuritisations
Securitisation positions	—	—	—	—	—	—	—	—
Total traditional SPVs	28,655	749	234	70	21,142	519	115	61
Synthetic securitisation SPVs
Residential mortgages	14,446	62	8	1,985	13,014	56	7	1,812
Commercial mortgages	7,301	76	9	1,153	5,326	42	5	960
Loans to corporates or to SMEs treated as corporates	34,820	135	42	4,892	36,168	178	21	5,140
Consumer loans	18,419	322	55	3,596	16,696	269	144	2,593
Others	5,219	13	5	557	9,341	30	8	962
Total synthetic securitisation SPVs	80,205	607	119	12,182	80,546	575	184	11,466
Total	108,860	1,355	353	12,252	101,688	1,093	299	11,527

38 new significant risk transfer securitisations have been issued this year, with the main objective of transferring credit risk and optimizing capital consumption
Regarding securitisation funds without risk transfer, Grupo Santander retains the majority of the positions of the originated securitisation funds, so they do not meet the regulatory conditions that would allow the significant transfer of risk.
For these funds, capital is calculated for the securitized exposures as if they had not been securitized. The underlying assets securitized in the funds launched by Grupo Santander consist of mainly mortgages and consumer loans.

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6.3.5. Significant Risk Transfer (SRT)
Significant Risk Transfer (SRT) is a mechanism by which a financial institution transfers a substantial portion of the credit risk associated with a portfolio of assets to external investors, generally through securitisation transactions or structured credit instruments.

Significant risk transfer (SRT) overview

Banks use SRTs as a de-risking strategy, purchasing credit protection on credit portfolios.	Investors see SRTs as an attractive risk-return investment for their stakeholders

Unique platform of assets
SRT investors benefit from obtaining access to banks’ wide range of portfolios, ranging across product categories (e.g. mortgages, auto loans, SMEs, etc), segments (e.g. retail), stages (e.g. NPLs) and more

Optimal risk-return
Banks’ wide portfolio offerings enable SRT investors to invest in assets that are core business to the bank, through securitisation technology to achieve investors´ expected risk-return (e.g.; senior, mezzanine, junior / synthetic vs. cash / funded vs. unfunded)

Highly-supervised transactions
SRT transactions are heavily supervised by the regulator, with a wide range of regulations and mechanisms that provide investors with a high degree of standardization, transparency and protection

This transfer allows the institution to optimize its regulatory capital management, in line with the requirements of the Basel framework, by reducing its exposure to credit risk and improving its ability to grant new financing.
The assessment of an SRT by regulators is based on specific criteria to ensure that the risk transfer is effective and complies with applicable prudential requirements.

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6.3.6. Overview of the securitisation process
The following graphic details the process of a securitisation from inception to the monitoring phase after the deal is closed. Finance department starts through CFO mandate considering suitable underlying to be managed through different strategies, such as an asset sale, a single risk guarantee or securitisation. In this phase data screening is performed and suitable portfolios are analysed until a specific pool of assets is identified. Afterwards, still under the pre-deal phase, the transactions are structured and tranched based on investors risk appetite. This is also performed considering cost of capital and the economic value.

Overview of the securitisation process

*The entire process typically takes 4-6 months, depending on deal complexity, regulatory requirements, and investor demand

Finance department coordinates the entire process with several internal and external parties involved. Transactions are only presented to investors once the relevant portfolio data has been created and the transaction structured. Individual solutions may be discussed with investors at certain stages. The regulatory pre-notification has to be submitted to the joint supervisory team from the ECB several weeks in advance. Before the final regulatory approval, Investors can propose non-binding bids. After the closure of the transaction and the disbursement, the portfolio is monitored until the end of the transactions.

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6.3.7. SRT Regulation and approval process
Several factors after the financial crisis have helped to consolidate the standing of the SRT market as a resilient and dependable capital management tool for European significant institutions, as well as a reliable source of investment opportunities for investors.
As more banks adapt their risk management, IT, accounting, legal and capital management infrastructure to the new technology, supply is set to increase. Once these investments have been made, banks have an incentive to continue using SRT and expand their offering.
The SRT securitisation market in the EU has developed significantly since the introduction of new regulation. Policy makers reacted to the financial crisis by bringing in new regulatory requirements (the Dodd Frank Act in the US and Basel 3 internationally). In response to the failings in the securitisation intermediation chain, regulators attempted to realign incentives and address structural weaknesses as a way of reviving the securitisation markets. At a high level, these regulatory initiatives aimed to increase disclosure, mandate risk retention, restructure ratings agencies and impose capital requirements. In Europe this was complemented with securitisations labelled simple, transparent and standardised (STS) as part of a Capital Markets Union (CMU) Action Plan.
Regulation and adequate supervisory attention and capacity have been enabling factors for the growth of the SRT market. Since the introduction of the CRR and the various clarifications issued by the EBA and the SSM, banks can expect predictability when issuing transactions.

The EBA discussion paper on SRT was taken by the Joint Supervisory Teams (JSTs) at the SSM responsible as the basis for their assessments and helped make the regulatory process for SRT clearer.
Banking supervisors assess SRT transactions to evaluate the degree of risk transfer from banks to investors, allowing institutions to achieve capital relief when this is considered sufficient. SRT transactions are assessed following a comprehensive review to ensure they comply with the CRR rules and authorities’ expectations.
Large European banks are expected to provide information on their SRT transactions to the competent authority as a condition of recognition. Entities should notify the ECB of their intentions at least three months in advance of the expected closing date of the transaction, in accordance with the ECB Public Guidance on the recognition of significant credit risk transfer.
Originator institutions should also provide the final version of the documentation no later than 15 days after the closing date of the transaction. Based on the documentation provided by the institution, the JST will assess the transaction and the credit risk that has been transferred to third parties. The JST may also ask the institution to provide any other information necessary to perform its assessment of the transaction, e.g. the specific features of an individual transaction. As the conditions for SRT have to be met on a continuous basis over the life of the securitisation transaction, the ECB also continuously reviews the securitisation transactions to which originator institutions apply an SRT for the determination of their capital requirements.

Table 73.SEC5 - Exposures securitised by the institution - Exposures in default and specific credit risk adjustments
	EUR million			2025
		a	b	c
		Exposures securitised by the institution - Institution acts as originator or as sponsor
		Total outstanding nominal amount		Total amount of specific credit risk adjustments made during the period
			Of which exposures in default
1	Total exposures	170,833	2,219	587
2	Retail (total)	122,018	2,007	535
3	residential mortgage	35,518	364	131
4	credit card	—	—	—
5	other retail exposures	86,500	1,643	404
6	re-securitisation	—	—	—
7	Wholesale (total)	48,815	212	52
8	loans to corporates	36,532	135	43
9	commercial mortgage	7,301	76	9
10	lease and receivables	2,018	1	(1)
11	other wholesale	2,964	—	—
12	re-securitisation	—	—	—

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6.4. Securitisation accounting policies
This section covers letter (g) of the qualitative requirement SECA - Qualitative disclosure requirements related to securitisation exposures.
According to IFRS 9, the initial recording, classification and subsequent measurement of financial assets is influenced by the company's business model and by the nature of the cash flows that financial assets. Specifically, to allow them to be measured at amortised cost or at fair value with changes in OCI, the Standard requires that contractual cash flows meet the criteria of a basic loan agreement (SPPI [Solely Payments of Principal and Interest] flows).
The criterion for derecognising securitised assets is that set by IFRS 9 in section 3.2. The accounting treatment of transfers of financial assets depends on the form and extent to which the cash flows, risks and rewards are transferred to third parties, as well as with the control of the assets transferred:
•Where substantially all the risks and rewards are transferred to third parties, e.g. in asset securitisations in which the transferor neither retains subordinated debt nor grants any credit enhancement to the new holders, the transferred financial assets are derecognised. Any right or obligation retained or created in the transfer is recognised. The difference between the carrying amount recorded prior to the transfer and the fair value of the retained rights or obligations is recognised in profits or losses for the year.
•Where substantially all the risks and rewards associated with the transferred financial asset are retained (as in securitisations in which subordinated debt or some other type of credit enhancements are retained that absorb substantially all of the expected credit losses for the transferred asset or the probable variation of its future net cash flows), the transferred financial asset is not derecognised and continues to be measured using the same criteria as before the transfer. Additionally, it should be recognised:
◦An associated financial liability, which is recognised for an amount equal to the consideration received and is subsequently measured at amortised cost, unless it meets the requirements for classification at fair value through profit or loss.
◦The income from the financial asset that has been transferred but not derecognised and any expense incurred on the new financial liability are presented on the profit and losses without netting.
•The following distinction is made when substantially all the risks and rewards associated with the transferred financial asset are neither transferred nor retained, e.g. in securitisations in which the transferor takes on subordinated debt or some other type of credit enhancement for a portion of the transferred asset and thus significantly, but not substantially, reduces its exposure to variations in the present value of future net cash flows:

a

•Where the transferor does not retain control of the transferred financial asset: the transferred financial asset is derecognised and any right or obligation retained or created in the transfer is recognised.
•Where the transferor retains control of the transferred financial asset: it continues to recognise the transferred financial asset on its balance sheet for an amount equal to its exposure to possible changes in value and recognises a financial liability associated with the transferred financial asset. The net amount of the transferred asset and the associated liability is:
•The amortised cost of the rights and obligations retained, if the transferred asset is measured at amortised cost, or
•The fair value of the rights and obligations retained, if the transferred asset is measured at fair value.
Accordingly, financial assets are only derecognised when any of the following circumstances occur:
•The rights to the future cash flows generated have been extinguished.
•The risks and benefits have been substantially transferred to third parties.
•If not all risks and benefits are retained or transferred, when control has been transferred.
There have been no changes with respect to the previous year in the methods, assumptions and key data used to assess the securitised exposures or re-securitisation exposures (i.e. securitisations in which at least one of the underlying exposures is a securitisation exposure).
There is no specific accounting treatment for synthetic securitisations or assets awaiting securitisation.

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6.5. Capital requirements - Securitisations
Grupo Santander calculates regulatory capital under the securitisation approach for positions held in originated securitisations only if the regulatory conditions established in the Capital Requirements Regulation (CRR) for significant risk transfer are met. Otherwise, capital is calculated for the securitized exposures as if they had never been securitized. Capital is also calculated for investment positions in securitisation funds originated by third parties.
Regulation 2017/2401 modified the CRR in those areas related to the calculation methods for capital requirements for securitisations. Within this framework, with the objective of reducing the dependence on external ratings, the entity must use its own calculation of regulatory capital requirements so long as it is authorized, in order to apply the internal ratings-based approach for securitized exposures: the Securitisation and Exchange Commission Internal ratings-based approach (SEC-IRBA). Entities that cannot use the SEC-IRBA must apply the standardised approach (SEC-SA) to securitisations. The SEC-SA is based on the capital requirements calculated under the standardised approach for credit risk. When neither of these two approaches are available, entities must adopt the external ratings-based approach for securitisations (SEC-ERBA). In accordance with SEC-ERBA, capital requirements must be assigned to securitisation tranches based on their external rating.
Capital requirements for securitisation positions are calculated by applying the appropriate risk weight to the exposure value of each position, depending on the approach used by the entity to calculate the risk-weighted exposure amounts of the securitized portfolio.
In November 2020, the Basel Committee published a technical amendment establishing the prudential treatment for securitisations of non-performing loans. In 2021, this technical amendment was transposed into an EU regulation as part of the 'quick fix' for securitisations implemented through two EU regulations, as explained below.
•
•Regulation (EU) 2021/557, amending Regulation (EU) 2017/2402 (Securitisation Regulation) to aid recovery from the covid-19 crisis. In addition to establishing a framework for securitisations of non-performing exposures, this regulation also aimed to extend the benefits of STS (simple, transparent and standardized) securitisation to synthetic securitisations. To this end, the framework was created so that institutions could trade their non-performing exposures in the market by securitizing such exposures.
•Regulation 2021/558, amending Regulation 575/2013 (CRR) to specify the capital requirements applicable to the changes introduced by Regulation 2021/557, such as securitisations of NPLs, senior tranches of STS synthetic securitisations, etc.
The European Banking Authority (EBA) published in February 2023 its final Regulatory Technical Standards (RTS) amending the regulatory technical standards established in Delegated Regulation (EU) 2019/1851 with regard to the assessment of the consistency of underlying exposure in simple, transparent and standardised (STS) on-balance-sheet securitisation.
Lastly, in October 2023, Delegated Regulation (EU) 2023/2175 was published, specifying in greater detail the risk retention requirements for originators, sponsors, original lenders and servicers. Among other aspects, this Delegated Regulation sets forth the requirements concerning the types of risk retention, prohibits selling or hedging the retained economic interest, establishes the conditions of retention on a consolidated basis, as well as the types of risk retention in the case of the traditional securitisation of non-performing exposures.
In addition, in recent years the European Commission has promoted several initiatives to review and update the securitisation regulatory framework. In 2024, it conducted a public consultation to assess the functioning of the existing framework and to identify potential improvements. During 2025, it published a legislative draft proposing amendments to i) Securitisation Regulation which establishes a general framework for securitisation, and to CRR which sets, among others, the capital requirements for securitisations.
In the same year, the Commission also launched a public consultation on amendments to Commission Delegated Regulation (EU) 2015/61, which supplements Regulation (EU) No 575/2013 regarding the Liquidity Coverage Ratio (LCR), with a view to expanding the eligibility of certain securitisations.

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A breakdown of all securitisations in the banking book is provided below, together with the corresponding capital consumption arranged by RW (risk weighting) interval and the calculation method employed when the Group acts as originator or sponsor.

Table 74.SEC3 - Securitisation exposures in the non-trading book and associated regulatory capital requirements - institution acting as originator or as sponsor
	EUR million
		2025
		a	b	c	d	e	f	g	h	i
		Exposure values (by RW bands/deductions)					Exposure values (by regulatory approach)
		<= 20%	> 20% to 50%	> 50% to 100%	> 100% to 1250%	1250% RW/ deductions	SEC-IRBA	SEC-ERBA (including IAA)	SEC-SA	1250%/ deductions
1	Total exposure	68,817	5,673	206	346	619	52,232	9,526	13,283	619
2	Traditional securitisation	1,795	65	—	3	76	333	878	357	76
3	Securitisation	1,795	65	—	3	76	333	878	357	76
4	Retail underlying	1,795	65	—	3	76	333	878	357	76
5	Of which STS	435	2	—	—	75	320	96	21	75
6	Wholesale	—	—	—	—	—	—	—	—	—
7	Of which STS	—	—	—	—	—	—	—	—	—
8	Re-securitisation	—	—	—	—	—	—	—	—	—
9	Synthetic securitisation	67,021	5,608	206	344	543	51,899	8,648	12,926	543
10	Securitisation	67,021	5,608	206	344	543	51,899	8,648	12,926	543
11	Of which, retail underlying	26,559	3,039	173	39	288	15,632	7,467	7,005	288
12	Of which, wholesale underlying	40,462	2,569	34	304	255	36,267	1,182	5,920	255
13	Of which, resecuritisation	—	—	—	—	—	—	—	—	—

Table 74.SEC3 - Securitisation exposures in the non-trading book and associated regulatory capital requirements - institution acting as originator or as sponsor
	EUR million

		j	k	l	m	n	o	EU-p	EU-q
		RWEA (by regulatory approach)*				RWEA (by regulatory approach)
		SEC-IRBA	SEC-ERBA (including IAA)	SEC-SA	1250% RW	SEC-IRBA	SEC-ERBA (including IAA)	SEC-SA	1250% RW
1	Total exposure	7,547	2,121	2,793	—	604	167	180	—
2	Traditional securitisation	38	182	59	—	3	13.7	4	—
3	Securitisation	38	182	59	—	3	13.7	4	—
4	Retail underlying	38	182	59	—	3	13.7	4	—
5	Of which STS	34	15	2	—	3	1.2	—	—
6	Wholesale	—	—	—	—	—	—	—	—
7	Of which STS	—	—	—	—	—	—	—	—
8	Re-securitisation	—	—	—	—	—	—	—	—
9	Synthetic securitisation	7,509	1,939	2,734	—	601	153	175	—
10	Securitisation	7,509	1,939	2,734	—	601	153	175	—
11	Of which, retail underlying	2,530	1,280	1,856	—	202	100	105	—
12	Of which, wholesale underlying	4,979	660	878	—	398	53	70	—
13	Of which, resecuritisation	—	—	—	—	—	—	—	—

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Table 75.SEC4 - Securitisation exposures in the non-trading book and associated regulatory capital requirements - institution acting as investor

		2025
		a	b	c	d	e	f	g	h	i
	EUR million	Exposure values (by RW bands/deductions)					Exposure values (by regulatory approach)
		<= 20%	> 20% to 50%	> 50% to 100%	> 100% to 1250%	1250%	SEC-IRBA	SEC-ERBA (including IAA)	SEC-SA	1250%
1	Total exposure	28,512	2,237	52	30	0.82	—	1,932	28,899	0.82
2	Traditional securitisation	28,512	2,237	52	30	0.82	—	1,932	28,899	0.82
3	Securitisation	28,512	2,237	52	30	0.82	—	1,932	28,899	0.82
4	Retail underlying	17,444	117	3	30	0.82	—	784	16,810	0.82
5	Of which STS	4,133	—	—	5	—	—	199	3,940	—
6	Wholesale	11,068	2,120	49	—	—	—	1,147	12,089	—
7	Of which STS	181	—	—	—	—	—	—	181	—
8	Re-securitisation	—	—	—	—	—	—	—	—	—
9	Synthetic securitisation	—	—	—	—	—	—	—	—	—
10	Securitisation	—	—	—	—	—	—	—	—	—
11	Of which, retail underlying	—	—	—	—	—	—	—	—	—
12	Of which, wholesale underlying	—	—	—	—	—	—	—	—	—
13	Of which, resecuritisation	—	—	—	—	—	—	—	—	—

Table 75.SEC4 - Securitisation exposures in the non-trading book and associated regulatory capital requirements - institution acting as investor

		j	k	l	m	n	o	EU-p	EU-q
	EUR million	RWEA (by regulatory approach)				RWEA (by regulatory approach)
		SEC-IRBA	SEC-ERBA (including IAA)	SEC-SA	1250% RW	SEC-IRBA	SEC-ERBA (including IAA)	SEC-SA	1250% RW
1	Total exposure	—	369	4,436	—	—	29	355	—
2	Traditional securitisation	—	369	4,436	—	—	29	355	—
3	Securitisation	—	369	4,436	—	—	29	355	—
4	Retail underlying	—	132	2,377	—	—	11	190	—
5	Of which STS	—	33	405	—	—	3	32	—
6	Wholesale	—	236	2,059	—	—	19	165	—
7	Of which STS	—	—	18	—	—	—	1	—
8	Re-securitisation	—	—	—	—	—	—	—	—
9	Synthetic securitisation	—	—	—	—	—	—	—	—
10	Securitisation	—	—	—	—	—	—	—	—
11	Of which, retail underlying	—	—	—	—	—	—	—	—
12	Of which, wholesale underlying	—	—	—	—	—	—	—	—
13	Of which, resecuritisation	—	—	—	—	—	—	—	—

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7. MARKET RISK

Market risk is the risk of value reduction of financial instruments arising from changes in market parameters, volatility of these parameters and the correlations between them.

The following chapter provides information on the activities subject to market risk and market outcomes in 2025, distinguishing trading activity from structural risks. It also describes the methodologies and different metrics used in Grupo Santander.

Main figures
€ Million
	RWA
	2025	2024
Market risk	21,478	17,946
Of which, standardised approach	11,853	10,693
Of which, IMA	9,625	7,253

RWA by calculation approach	RWA by geography
%	%

■	SA approach	55%
■	IMA approach	45%

■	Spain	73.7%
■	Brasil	7.8%
■	Rest of South America	10.9%
■	United States	4.6%
■	Rest of Europe	3.0%

7.1. Activities subject to market risk
This section covers the qualitative requirement MRA - Qualitative disclosure requirements related to market risk and MRB - Qualitative disclosure requirements for institutions using the internal market risk models.
Also, the provisions of letters (d), (e), (f) and (g) of the OVA requirement -Institution risk management approach, are complied with.
The measurement, control and monitoring perimeter of the Market Risk area includes all transactions where risk arises due to changes in market factors. This risk arises from changes in risk factors (interest rate, exchange rate, equities, credit spreads, commodity prices and the volatility of each of these) which may impact earnings or capital, and from the liquidity risk of the products and markets in which Santander operates.
The activities are segmented according to the purpose of the risk, as follows:

•Trading: the trading book includes all financial instruments that a bank holds for short-term resale in order to profit from short-term price movements, to make arbitrage profits or to hedge risks arising from the positions or instruments in this portfolio. This includes the provision of financial services in the markets to customers where the bank is the counterparty, as well as proprietary trading and positioning primarily in fixed income, equities, currencies and commodities. It should be noted that a corporate policy transposed by the different units delimits the boundary between the Trading Book and the Banking Book.
See chapter 'Risk management and compliance', of the Group annual report, for further information about the different risks of this activity.

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•Structural risks: these are composed of the market risks inherent in the balance sheet, excluding the trading book. Namely:
◦Structural interest rate risk: this risk arises from timing mismatches in maturities and repricing of all balance sheet assets and liabilities.
◦Structural foreign exchange risk (hedging of results): foreign currency risk arising from the currency in which investments in consolidated and non-consolidated companies are made (structural exchange rate). This category also includes the positions taken to hedge the foreign currency risk on future results generated in currencies other than the euro (hedging of results).
◦Structural equity risk: this includes equity investments in non-consolidated financial and non-financial companies, and the available-for-sale portfolios of equity positions.
7.2. Capital requirements for market risk
This section provides more detailed information on changes in capital requirements for market risk through both internal and standardised models. The Group's consumption of regulatory capital for market risk at the end of December 2025 breaks down as follows.

Table 76.Regulatory capital requirements for market risk
EUR million
	2025	2024
Position risk - Trading book* - Standardised approach	379	420
Commodity Risk - Standardised approach	15	30
Specific risk in the correlation trading risk portfolio	—	—
Currency risk - standardised approach	554	406
Position and currency risk - Tradingbook - Internal models	770	580
Spain & SLB	604	440
Chile	63	64
Mexico	103	76
Total	1,718	1,436
Grupo Santander has an internal market risk model in Spain, Chile and Mexico.
At the end of the 2025 financial year, Grupo Santander had authorization to use the internal market risk model for calculating regulatory capital in the trading books of the Spain, Chile and Mexico units. From October 2021 on, the market risk capital of the internal model for Spain and SLB will be reported in a single entity, following regulatory approval of the diversification between the two units. The other geographical units calculate capital consumption by market risk through the standardized approach. This calculation methodology is also used by entities that have approved internal models for only some of their portfolios. The standardized approach is applied to portfolios for which the internal model is not approved.
Consolidated regulatory capital under the internal market risk model for Santander is computed as the sum of the regulatory capital of the units that have the necessary approval from the European Central Bank. This is a conservative criterion when consolidating the Group's capital, as it takes no account of the capital savings arising from the geographical diversification effect.
The regulatory capital of the trading activity for the perimeter concerned is calculated with advanced approaches, using VaR, Stressed VaR and incremental risk charge (IRC) as the core metrics, in line with the new bank capital requirements under the Basel Accords and, specifically, the CRR.
The capital resulting from the VaR and SVaR metrics is adjusted through a Kr coefficient, derived from the number of backtesting overshootings existing for each unit in its local internal model and by a qualitative coefficient Kc determined by the European Supervisor. At the end of 2023, due to improvements made by the Bank to align with the supervisory expectations of the TRIM guidance the multiplier was reduced to zero.
In 2025 new not-in-model risks were added to the calculation of capital by market risk, for those risk factors not included in the current regulatory capital metrics (VaR, SVaR, etc.).

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Index	Introduction ●	Capital ●	Risks ●	Remuneration ●	Appendices ●
A breakdown of capital requirements in the units that use the internal model is shown below, by geography and component, at year-end:

Table 77.Capital requirements for market risk. Internal model
EUR million
	2025
	CR (VaR)	CR (SVaR)	IRC	Risk Not in VaR	Add-On	Total
Spain & SLB	135	344	33	92	—	604
Chile	14	47	3	—	—	63
México	24	64	15	—	—	103
Total	173	455	50	92	—	770

Below is a breakdown of capital requirements and RWA for market risk and calculation component with internal model approval at 2025 year-end:

Table 78.MR2-A - Market risk under the internal model approach (IMA)
	EUR million
			2025
		a	b
		RWA	Capital requirements
1	VaR (higher of values a and b)	2,160	173
(a)	(a) Previous day’s VaR (Article 365(1) of the CRR (VaRt-1))	662	53
(b)	(b) Average of the daily VaR (Article 365(1)) of the CRR on each of the preceding 60 business days (VaRavg) x multiplication factor (mc) in accordance with Article 366 of the CRR	2,160	173
2	SVaR (higher of values a and b)	5,684	455
(a)	(a) Latest SVaR (Article 365(2) of the CRR (SVaRt-1))	2,134	171
(b)	(b) Average of the SVaR (Article 365(2) of the CRR) during the preceding 60 business days (SVaRavg) x multiplication factor (ms) (Article 366 of the CRR)	5,684	455
3	IRC (higher of values a and b)	631	50
(a)	(a) Most recent IRC value (incremental default and migration risks calculated in accordance with Article 370 and Article 371 of the CRR)	505	40
(b)	(b) Average of the IRC number over the preceding 12 weeks	631	50
4	Comprehensive risk measure (higher of values a, b and c)	—	—
(a)	(a) Most recent risk number for the correlation trading portfolio (Article 377 of the CRR)	—	—
(b)	(b) Average of the risk number for the correlation trading portfolio over the preceding 12 weeks	—	—
(c)	(c) 8% of the own funds requirement in the standardised approach on the most recent risk number for the correlation trading portfolio (Article 338(4) of the CRR)	—	—
5	Other*	1,150	92
6	Total	9,625	770
	* Other includes Risks not in Model not included in Var or Svar

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Index	Introduction ●	Capital ●	Risks ●	Remuneration ●	Appendices ●

Table 79.MR2-B - RWA flow statements of market risk exposures under the IMA
	EUR million
								2025
		a	b	c	d	e	f	g
		VaR	SVaR	IRC	Comprehensive risk measure	Other*	Total RWAs	Total capital requirements
1	RWEAs at previous period end	2,080	5,766	987	—	817	9,650	772
1a	Regulatory adjustment	1,326	3,623	414	—	—	5,363	429
1b	RWEAs at the previous quarter-end (end of the day)	754	2,143	573	—	817	4,287	343
2	Movement in risk levels	(1,385)	(3,115)	(356)	—	334	(4,523)	(362)
3	Model updates/changes	—	—	—	—	—	—	—
4	Methodology and policy	—	—	—	—	—	—	—
5	Acquisitions and disposals	—	—	—	—	—	—	—
6	Foreign exchange movements	1,465	3,033	—	—	—	4,498	360
7	Other	—	—	—	—	—	—	—
8a	RWEAs at the end of the reporting period (end of the day)	662	2,134	505	—	1,150	4,451	356
8b	Regulatory adjustment	1,498	3,550	126	—	—	5,174	414
8	RWEAs at the end of the reporting period	2,160	5,684	631	—	1,150	9,625	770

	* Other includes Risks not in Model not included in Var or Svar
The table above shows the variations in the last quarter of the year. It should be noted that, globally, for the geographies under the internal model, the figures for RWAs by VaR, SVaR, IRC and RNIM remained stable during the quarter. The most notable change is the decrease in RWAs by IRC due to a lower net long position. For the year as a whole, in line with the comments in section 7.3.1. Value at Risk, the SVaR levels recorded were slightly higher than in the previous year, which contributed to the increase in capital during 2025.

Table 80.MR1 - Market risk under the standardised approach
	EUR million
		2025
		a
		RWEAs
	Outright products	11,320
1	Interest rate risk (general and specific)	4,052
2	Equity risk (general and specific)	295
3	Foreign exchange risk	6,780
4	Commodity risk	193
	Options	533
5	Simplified approach	—
6	Delta-plus approach	255
7	Scenario approach	—
8	Securitisation (specific risk)	278
9	Total	11,853
At the total level, an increase is observed, mainly explained by the variation in the Foreign Exchange Risk operation. Following an on-site inspection regarding the market risk framework for structural foreign exchange risk, there was a change in the calculation methodology. Consequently, the positions and the corresponding capital consumption were higher than before. This conducted an impact of €3.2 bn of RWAs in the first quarter of the year. The rest of the lines show a downward trend between the two dates, attributable to the evolution of the business.

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Index	Introduction ●	Capital ●	Risks ●	Remuneration ●	Appendices ●
Below is a breakdown of capital requirements and RWA for market risk with standardised model approval from 2024 to 2025.

Table 81.Capital requirements for market risk. Standardised approach
EUR million

	Capital	RWAs
Starting figure (31 Dec. 2024)	855	10,693
Changes in business	93	1,159
Ending figure (31 Dec. 2025)	948	11,853
Prudent Valuation Adjustments (PVA)
In addition, Table 82 provides the breakdown of Banco Santander's Prudent Valuation Adjustments (PVA) corresponding to assets valued at fair value (at market prices or according to model) and for which this type of adjustment applies.
The amount of Prudent Valuation Adjustments has increased slightly compared to December 2024, mainly due to the increase in the valuation of positions subject to PVA, as well as the incorporation of new positions in the calculation perimeter.
The details of prudent valuation adjustments (table PV1) can be found in table 82.
7.2.1. Internal initiatives on methods for calculating market risk
Grupo Santander has dedicated great efforts in recent years to improve the internal Market Risk models, under the global initiative called Market Risk Advanced Platform (MRAP), with the double objective of transforming and strengthening them in line with the new requirements of market risk regulatory framework published by Basel ('Fundamental Review of Trading Book' - FRTB) and to adapt them to the guidelines of the ECB's TRIM exercise ('Targeted Review of Internal Model') and supervisor expectations.

This program adopted a multidisciplinary and multi-geographic approach, with the participation of all entities that carry out activities with market risk and all relevant interest groups, including market risk, technology, Front Office and Regulatory Affairs and Compliance. It has introduced significant improvements in terms of functional and IT architecture and operating models, which entails a change in the culture established in the Group and the generation of synergies between all initiatives and resources.
Within this program, during the years 2019 and 2020, intense work was done on improving and adapting the IRC model in order to comply with the findings previously raised by the supervisor. Finally, in October 2021, after the improvements and developments executed for this purpose, the new model was approved by the ECB for the calculation of capital requirements for market risk for Spain and SLB, along with other material changes (improvement in the treatment of credit VaR and VaR percentiles), after the corresponding inspection (IMI 4313). Additionally, during 2023 work continued on improving all components of the internal model (VaR/SVaR, RNIMs and IRC) in order to respond to the obligations raised by the supervisor in the TRIM and in the aforementioned IMI. As a result of all this, the ECB closed all obligations at the end of 2023 and eliminated the corresponding capital surcharges.
Currently, the Group's focus is on strengthening the regulatory calculation model for the future implementation of FRTB/CRR3 in January 2027, improving the quality of sensitivity metrics, making technological implementation more efficient and filling certain gaps in monitoring and the 'end-to-end' validation exercise.
See the Group annual report, for further information about the IBOR initiative.

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Index	Introduction ●	Capital ●	Risks ●	Remuneration ●	Appendices ●

Table 82.PV1 - Prudent valuation adjustments (PVA)

								2025
		a	b	c	d	e	EU e1	EU e2	f	g	h
		Risk category					Category level AVA - Valuation uncertainty		Total category level post-diversification
	Category level AVA	Equity	Interest Rates	Foreign exchange	Credit	Commodities	Unearned credit spreads AVA	Investment and funding costs AVA		Of which: Total core approach in the trading book	Of which: Total core approach in the banking book
1	Market price uncertainty	316,450,703	139,899,078	9,704,499	41,522,927	817	10,049,214	19,364,940	268,496,089	60,516,246	207,979,843
2	Set not applicable in the EU										0
3	Close-out cost	30,187,029	80,944,456	19,509,190	22,413,208	138,659	24,556,324	—	88,874,433	56,282,076	32,592,357
4	Concentrated positions	158,968,697	9,957	—	4,901,736	—	—	—	163,880,390	2,244,882	161,635,508
5	Early termination	—	—	—	—	—	—	—	—	—	—
6	Model risk	68,687	50,640,308	1,698,261	12,660,129	—	60,242,355	1,432,624	63,371,183	60,957,049	2,414,134
7	Operational risk	17,365,803	14,043,771	1,155,239	3,160,943	11,296	—	—	35,737,052	11,679,832	24,057,220
8	Set not applicable in the EU										—
9	Set not applicable in the EU										—
10	Future administrative costs	504,350	14,669,727	2,485,651	1,789,381	78,415	—	—	19,527,524	19,145,475	382,050
11	Set not applicable in the EU										0
12	Total Additional Valuation Adjustments (AVAs)	523,545,268	300,207,296	34,552,841	86,448,325	229,188	94,847,893	20,797,564	639,886,671	210,825,560	429,061,111

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7.3. Trading activity
The goal of daily market risk function monitoring is to ensure that market risk positions remain within approved limits and to assess performance and significant deviations in risk metrics.
Trading activity at Santander is monitored by the local market risk units, under the principle of independence of business units, monitoring market risk positions on a daily basis and analysing the value of a set of metrics identified and approved by the Group, the changes in them, any material changes that may occur and compliance with the approved limits on these metrics.
Regular reports are prepared and distributed on the basis of this analysis. These reports ensure the appropriate monitoring of market risk activities within the group and are distributed to senior management and other internal and external stakeholders, so that market risk activities are properly monitored.
The corporate Market Risk functions also monitor positions daily, both locally at the level of the individual unit and globally, through exhaustive checking of changes in the portfolios to detect any incidents and to adjust them immediately.
The local Market Risk functions are also responsible for the daily calculation and analysis of the results of the trading books. Preparing and analysing a daily income statement is an excellent risk indicator, helping to identify the impact of changes in financial variables on the portfolios.
The main market risk metrics are:
•VaR and Stressed VaR
•Equivalent and/or nominal positions
•Sensitivities of the various market risk factors to underlying factors (delta, vega, gamma and theta)
•Delivery risk for short positions in securities (fixed income and equities)
•The volume of effective and relative losses resulting from the monitoring of results during a period:
◦Loss trigger
◦Stop loss
•Credit metrics:
◦Total exposure and exposure by sector/geography/rating
◦Jump to default by issuer, product, currency and seniority
◦Sensitivity to credit risk
•Volume of origination transactions
•P&L of each desk and/or portfolio
These metrics are used to establish limits and sub-limits, in order to provide a sufficiently granular limit structure to enable effective control of the various types of market risk factors to which the group's portfolios are exposed in its trading activities.
The establishment of market risk limits for trading is a dynamic process that responds to the level of risk appetite established by the group. This process is part of an annual limits plan defined by the group's senior management, involving all of the group's subsidiaries.
For more information on the process of setting limits please refer to the chapter 'Risk management and compliance' of the Group annual report.

Access 2025 annual report available on the Santander Group website
A scenario analysis is also performed as a risk management tool, to control the potential impact of extreme or unexpected movements in market risk factors on trading books. These scenarios can replicate past events (historical scenarios), identify plausible alternatives that do not correspond to past events (hypothetical scenarios) or look for market movements that cause a particular impact on results (reverse scenarios).
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7.3.1. Value at Risk
Santander's VaR calculation methodology consists of a historical simulation at a 99% confidence level, with a one-day horizon for internal risk management and a ten-day horizon when calculating own funds for market risk.
Statistical adjustments are applied in VaR to enable swift and efficient incorporation of the most recent events affecting the levels of risk assumed. Currently, all units use historical simulation with full revaluation, except for Market Risk Spain, which, while using this methodology for certain portfolios, applies historical simulation using a Taylor series approximation for the bulk of its portfolios.
The group uses a two-year window, or 520 daily readings, backwards in time from the VaR calculation reference date. Two figures are calculated every day: one applying an exponential decay factor that accords less weight to the observations furthest away in time and another with the same weight for all observations. The reported VaR is the higher of these two figures. Additionally, it should be noted that VaR is calculated with a one-day horizon and scaled using the square root of time rule. Periodically, a comparison is made between this method and the direct calculation with 10-day returns.
To calibrate the VaR model, the risk factors use different calculation methodologies (relative, absolute or mixed approaches), based on observable data. The criteria for assigning these methodologies to the different groups of risk factors are set out in standards defined by Methodology and independently validated by Internal Validation (2nd Line of Defence). In addition, the corporate VaR guidance requires an annual review of the selection criteria for performance models.
At the same time as the VaR is calculated, the value at earnings (VaE) is also calculated, which measures the maximum potential gain at a certain level of confidence and time horizon, applying the same methodology as for VaR.
The VaR by historical simulation has many advantages as a risk metric: it sums up the market risk of the portfolio in a single number and is based on observed market movements without the need for assumptions about functional forms or correlations between market factors.
In relation to the VaR, the Expected Shortfall (ES) is also calculated by estimating the expected value of the potential loss when this is greater than the level set by the VaR.
Unlike VaR, the ES has the advantage of being able to capturing the risk of large losses with low probability (tail risk) and of being a sub-additive metric. The BCBS considers that a 97.5% confidence interval delivers a similar level of risk to VaR at a 99% confidence interval. ES is calculated by applying uniform weightings to all observations.
Santander had authorisation from the European Central Bank to use the internal market risk model for calculating regulatory capital in the trading portfolios of the Spain, Santander London Branch, Chile and Mexico units at the end of December 2025.
The total regulatory capital figures based on the internal model are calculated as the linear sum of the individual regulatory capital of the units that have received internal model approval; i.e. without considering diversification.
Moreover, for those Grupo Santander entities without approval for calculating regulatory capital based on the internal model, capital will be calculated based on the standard model. This calculation methodology is also used by entities that have approved internal models for only some of their portfolios. The standardised approach is applied to portfolios for which the internal model is not approved.
During the year, the Group maintained its strategy of focusing its trading activity on client business, minimizing exposure to open directional risk in net terms as much as possible. Low risk levels have been maintained in the trading portfolio with geographical diversification and by risk factor.
During 2025, in addition to the trade war, some of the major central banks recorded movements (mainly downward) in benchmark interest rates, demonstrating the soundness, robustness, and effectiveness of risk management processes despite the occasional spikes in VaR observed throughout the year.
This fact is reflected in the VaR of the trading portfolio, which, despite the volatility of interest rate and exchange rate markets caused mainly by the tariff war and geopolitical risks, remained at levels similar to or lower than in recent years for most of the year and closed December at €19 million. Despite these moderate VaR levels, the slightly higher figures in stress risk metrics (SVaR) meant that the contribution of trading risks to capital was slightly higher than in previous years.
Santander also continues to have very limited exposure to complex structured instruments or vehicles, reflecting a risk culture in which prudent risk management is one of the key features.
Our exposure to hedge funds at the end of December 2025 was 115 million euros, which is indirect, as Santander acts as counterparty in derivative transactions. We analyse the risk related to this type of counterparty on a case-by-case basis, establishing collateralization percentages according to the characteristics and assets of each fund.
The group's policy for approving new transactions related to these products remains very prudent and conservative, and is subject to strict supervision by the group's senior management.
The bank's derivatives activity is mainly focused on the sale of investment products and on hedging risks for our customers. Risk management is focused on ensuring that net open risk is as low as possible.
This type of transaction includes options on equities, fixed income, and exchange rates. The units where this activity has mainly been carried out are Spain, Brazil, the United States, and Mexico.
In comparison with other similar financial groups, the Group's trading risk profile can be classified as low. Dynamic management of risk enables Santander to adopt changes in strategy to unlock opportunities in an uncertain environment.
For more information, see the 'Risk management and compliance' chapter of the 2025 annual report.

Access 2025 annual report available on the Santander Group website

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Index	Introduction ●	Capital ●	Risks ●	Remuneration ●	Appendices ●
At year-end 2025, VaR by geography was as follows:

Table 83.MR3 - IMA values for trading portfolios
EUR million
		a
Total		2025	2024	Variation
Var (10 days - 99%)
1	Maximum	117	92	27%
2	Average	61	56	9%
3	Minimum	39	38	2%
4	End of period	55	69	(20)%
Stressed VaR (10 days - 99%)
5	Maximum	210	188	12%
6	Average	157	110	43%
7	Minimum	81	63	29%
8	End of period	171	151	13%
Incremental Risk Charge (99.9%)
9	Maximum	221	204	8%
10	Average	59	53	10%
11	Minimum	27	23	17%
12	End of period	40	29	38%
Comprehensive risk measure (99.9%)
13	Maximum	—	—	—
14	Average	—	—	—
15	Minimum	—	—	—
16	End of period	—	—	—
Figures do not include risks not in model

		a
Spain		2025	2024	Variation
Var (10 days - 99%)
1	Maximum	85	53	59%
2	Average	46	38	22%
3	Minimum	30	28	7%
4	End of period	42	46	(8)%
Stressed VaR (10 days - 99%)
5	Maximum	152	124	23%
6	Average	127	78	64%
7	Minimum	67	46	46%
8	End of period	131	124	6%
Incremental Risk Charge (99.9%)
9	Maximum	208	134	55%
10	Average	53	48	11%
11	Minimum	26	23	14%
12	End of period	33	28	18%
Comprehensive risk measure (99.9%)
13	Maximum	—	—	—
14	Average	—	—	—
15	Minimum	—	—	—
16	End of period	—	—	—
Figures do not include risks not in model

		a
Chile		2025	2024	Variation
Var (10 days - 99%)
1	Maximum	10	17	(42%)
2	Average	5	9	(43%)
3	Minimum	3	4	(35%)
4	End of period	4	6	(37%)
Stressed VaR (10 days - 99%)
5	Maximum	26	24	8%
6	Average	14	14	—%
7	Minimum	8	7	13%
8	End of period	13	9	34%
Incremental Risk Charge (99.9%)
9	Maximum	6	7	(21)%
10	Average	3	2	29%
11	Minimum	—	—	117%
12	End of period	1	1	117%
Comprehensive risk measure (99.9%)
13	Maximum	—	—	—
14	Average	—	—	—
15	Minimum	—	—	—
16	End of period	—	—	—
Figures do not include risks not in model

		a
Mexico		2025	2024	Variation
Var (10 days - 99%)
1	Maximum	22	21	4%
2	Average	9	9	6%
3	Minimum	6	6	2%
4	End of period	9	12	(23)%
Stressed VaR (10 days - 99%)
5	Maximum	32	40	(20)%
6	Average	16	19	(14)%
7	Minimum	6	10	(39)%
8	End of period	27	18	49%
Incremental Risk Charge (99.9%)
9	Maximum	7	63	(89)%
10	Average	3	3	(5)%
11	Minimum	1	—	2841%
12	End of period	7	3	151%
Comprehensive risk measure (99.9%)
13	Maximum	—	—	—
14	Average	—	—	—
15	Minimum	—	—	—
16	End of period	—	—	—
Figures do not include risks not in model
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Index	Introduction ●	Capital ●	Risks ●	Remuneration ●	Appendices ●
7.3.2. Stressed VaR
In addition to standard VaR, Stressed VaR is also calculated daily for the main portfolios. The methodology for calculating Stressed VaR is the same as that used to calculate VaR, apart from two differences:
•Historical window for observing factors: in the stressed VaR calculation a window of 260 data readings is used, instead of the 520 used for computing the ordinary VaR measurement.
•Unlike the method used for the ordinary VaR calculation: stressed VaR is not obtained as the higher of the uniformly weighted percentile and the exponentially weighted percentile; instead, the uniformly weighted percentile is used directly.
All other aspects of the methodology and inputs for calculating the stressed VaR are the same as for the VaR.
The Market Risk functions periodically define the window used to calculate SVaR (the observation period), using the most severe at any given time, depending on the positions in the portfolio. The scope considered comprises the Treasuries for which approval has been obtained for the use of the internal model at 31 December 2025: Spain + SLB, Chile and Mexico.
The windows currently used to calculate Stressed VaR are:

Stress Window
Period
Spain & SLB	03/03/2008 – 11/03/2009
Chile	26/06/2008 – 13/07/2009
Mexico	18/05/2016 – 22/05/2017
The Market Risk functions review these stress windows every quarter. The SVaR figures are also checked daily, comparing them to the VaR figures. If this analysis reveals that the current window used to calculate daily VaR covers a period with greater volatility than the period used to calculate SVaR, the stress timeframe is reviewed on an extraordinary basis.
7.3.3. Incremental risk charge
Following the recommendations of the Basel Committee on Banking Supervision and applicable regulations, an additional metric is calculated in relation to the credit risk inherent to the trading portfolios: the incremental risk charge (IRC).
The IRC is intended to measure both rating migration risk and any incremental default risk that is not captured by VaR, through changes in the corresponding credit spreads. To this end, transition matrices are used, which represent the probabilities of migrating from one rating to another over a certain time horizon. The matrices are extracted from reports published by one of the leading ECAIs for the various sectors. The above-mentioned reports are produced annually by the ECAI, analysing more than thirty years of default data and one-year rating migrations for various types of debt. Some modifications are made to the transition matrices extracted from the reports in order to guarantee their consistency and that they can be used in the defined model.
The IRC metric is calculated for public and private fixed-income bonds, bond derivatives and credit derivatives in the trading portfolio. In addition, the new IRC model approved for Spain (including the SLB) uses correlations that are determined by the relationship between each issuer and the systemic factors. These ratios are calibrated to a one-year time frame using historical price series representing each issuer and the systemic factors. The price series used are at least ten years long and include at least one stress period in accordance with regulatory requirements.
In the previous IRC model, which applies for the Mexican and Chilean units, the current calculation of correlations utilizes the single-factor formula proposed by the Basel regulation.
The method used to calculate the IRC, which is essentially similar to that applied to the credit risk of non-trading portfolio exposures, is based on the Merton structural model, which dictates that the default event occurs when the assets of a company fall below a certain level of its debts. This internally developed model comprises direct measurements on the distribution queues of losses caused by the different credit events it provides for, i.e. default risk and migration of credit quality subject to a confidence interval of 99.9% and a capital horizon of one year for all positions. The assumed liquidity horizon coincides with the one-year capital horizon and using the Montecarlo simulation approach.
During 2019 and 2020 a new IRC model was developed in response to the deficiencies and findings that had been raised by the regulator in the previous IMI. The new IRC model incorporated various improvements in fundamental aspects of the model and following IMI 4313 carried out during 2020, obtained the regulator's approval for Spain, including SLB, as well as the consequent elimination of the multiplier that had previously been imposed. In addition, along with this approval, a series of Obligations were established for the resolution of which improvements have been made during 2022 and 2023. Finally, in 2024 the ECB considered all the Obligations to be implemented.
As approval of the new model was only granted for Spain, the geographies of Chile and Mexico will continue to calculate their regulatory capital for market risk using the previous IRC model.

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Index	Introduction ●	Capital ●	Risks ●	Remuneration ●	Appendices ●
7.3.4. Analysis of scenarios and stress testing
The risk measures described above are based on assumptions that underpin day-to-day risk management and decision-making, including normal market conditions, continuous pricing and adequate liquidity, although they do not fully predict extreme movements or unforeseen market turbulence.
Stress testing is an important risk management tool that identifies unexpected outcomes related to a wide range of risks, indicating how much capital would be needed to absorb losses if these unexpected events were to occur.
Stress tests play a particularly important role in: estimating future risk; overcoming the inherent constraints of models and the use of historical data; the communication of internal and external risks; supporting liquidity and capital plans; reporting the establishment of risk tolerance levels; and designing risk mitigation and contingency plans for stressed conditions.
The group's stress test programme includes the following scenarios:
•Historical Scenarios: study the behaviour of trading books under crisis conditions or significant market events relevant to portfolio positions that have occurred in the past, seeking to estimate maximum losses under the hypothesis that such events may occur again.
•Hypothetical Scenarios – Abrupt Crisis: combines movements in risk factors and their respective volatilities, based on the application of the market shocks defined in the new regulatory framework for the calculation of market risk capital requirements. For each risk factor (Interest Rates, FX, Equity, Credit and Commodities), positive and negative shocks are applied in both linear and non-linear products, identifying the most unfavourable scenarios.
•EBA adverse scenario: based on the adverse macroeconomic scenario to be applied to market risk factors, as proposed by the EBA for the 'EU-wide stress test 2023' exercise.
•Forward-looking scenario: a plausible scenario defined by the Market Risk functions, based on the portfolio positions and their expert judgement regarding short-term changes in market variables that can have a negative impact on such positions.

Other quarterly scenarios:
•Reverse Stress Test Scenarios: exercise that seeks to identify those market scenarios that, affecting positions in trading portfolios, may jeopardize the viability of the institution. For this purpose, the official capital requirements calculated according to the regulation in force at the time of calculation will be considered.
•IRC Scenarios: designed to stress the default risk and rating migration risk of credit positions in the trading portfolio, with a view to identifying credit events that could impact regulatory capital and measure how reasonable the assumptions of the IRC model are.
•Use of Proxies Scenarios: defined to analyse what impact incorrect estimates of proxies could have on determining the time horizons used to calculate VaR.
•Valuation Adjustments Stress scenario: aims to estimate the potential increase in valuation adjustments of fair valued instruments in market stress conditions. It includes both Fair Value Adjustments (FVAs) with P&L impact and Additional Valuation Adjustments (AVAs), with impact on capital.
The Market Risk functions regularly calculate and analyse all these scenarios. A consolidated stress test report is prepared every month, based on the results of each of the scenarios and for all the group's units with trading activities. There are also alerts on the stress results which, when exceeded, trigger communication and joint analysis by Risk and Business functions.
The table below shows the results as of 31 December 2025, broken down by risk factor (interest rate, equities, foreign currency, credit spread, commodities and the volatility for each), in a scenario based on the application of the market shocks defined in the new regulatory framework for the calculation of market risk capital requirements.
The scenario is defined by taking the change that produces the highest potential loss in the global portfolio for each risk factor, discarding the most improbable combinations in economic and financial terms.

Table 84.Stress scenario: Maximum volatility (worst case)
EUR million
	2025						2024
	Interest rate	Equities	Foreign currency	Credit spread	Commodities	Total	Interest rate	Equities	Foreign currency	Credit spread	Commodities	Total
Total Trading	(128.3)	25.7	(80.3)	(119.5)	—	(302.4)	(275.8)	26.3	(83.2)	(69.2)	—	(401.9)
Europe & Asia	(70.3)	28.2	(75.1)	(42.7)	—	(159.9)	(118.4)	27.6	(80.3)	(69.2)	—	(240.3)
South America	(20.8)	(2.6)	(3.0)	—	—	(26.4)	(5.5)	(1.1)	(1.0)	—	—	(7.6)
North America	(37.2)	0.1	(2.2)	(76.8)	—	(116.1)	(151.9)	(0.2)	(1.9)	—	—	(154.0)
The result of the analysis is that the economic impact on Grupo Santander's trading portfolios, in terms of market price, would be EUR 302.5 million if the worst-case stress movements were to materialise in the market.
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Index	Introduction ●	Capital ●	Risks ●	Remuneration ●	Appendices ●
7.3.5. Backtesting (MR4)
The backtesting exercise consists of comparing the VaR forecasts, given a certain confidence level and time horizon, with the actual losses incurred over a time horizon equal to the VaR time horizon.
The general aim of backtesting is to verify the accuracy of the Value at Risk (VaR) calculation model. In other words, whether to accept or reject the model used to estimate the maximum loss on a portfolio with a given level of confidence, over a certain period of time.
Backtesting is analysed at local level by the local market risk control units. The market risk consolidation unit is responsible for backtest reporting at consolidated level. It is important to note that the backtesting methodology is applied identically to all the sub-portfolios covered by the internal market risk model. The analysis of regulatory backtesting is conducted daily at portfolio and sub-portfolio level.
Four types of backtesting are defined, depending on the kind of P&L used:
•The economic P&L (dirty P&L): refers to the daily P&L calculated on the basis of mark-to-market or mark-to-model securities (depending on the instruments) of the books and records of Banco Santander at the end of the day. It is calculated using Front Office systems (data on positions, pricing models, valuation methods, price parameters and end-of-day market data)
•Actual P&L (dirty P&L without mark-ups): refers to the daily P&L calculated by comparing the portfolio's closing value and its actual value at the end of the following day, including losses and gains derived from intraday activities, excluding fees, commission and net interest income. Santander, as considered acceptable in paragraph 63 of the TRIM guidance ('ECB Guide to Internal Models', Oct 2019), has established that net interest income is equal to zero in the trading portfolio. The 'actual P&L' includes all time effects (theta). This P&L is used for the regulatory backtesting in accordance with article 366 (3) of the CRR in order to compute the number of overshootings. The additional aspects included in the TRIM guidance are also considered.
•The Hypothetical P&L (clean P&L due to subtractions): this refers to the daily P&L calculated by comparing the portfolio's closing value and its actual value at the end of the following day assuming unchanged positions. In this case, time effects are not considered in order to be consistent with the VaR. Similarly, the additional aspects included in the TRIM guidance are also considered. Specifically, any valuation adjustment made in actual P&L that is not included in VaR is also not included in the hypothetical P&L. The hypothetical P&L is obtained from the Front Office platforms by the Market Risk function, without considering intraday results or changes in portfolio positions. This P&L, like actual P&L, is used for the regulatory backtesting in accordance with article 366 (3) of the CRR in order to calculate the number of overshootings.
•The Risk-theoretical P&L (clean P&L due to change of factors): this hypothetical P&L is similar to the previous measure but is calculated using the Market Risk calculation engine (AIRE), without considering intraday results, changes in portfolio positions or time effects (theta). This P&L is exclusively used to verify the quality of the internal VaR model.
Of these four backtesting methods, only the backtesting on actual P&L (dirty P&L without mark-ups) and the hypothetical P&L (clean P&L due to subtractions) are used to measure and report the accuracy of the model, for regulatory purposes.
In order to calibrate and control the effectiveness of the internal systems for measuring and managing market risks, in 2025 Grupo Santander regularly carried out the necessary analyses and tests, obtaining conclusions that confirm the reliability of the model.
Number of overshootings
Overshooting occurs whenever the losses or gains observed in a day exceed the VaR estimate. The number (or percentage) of overshootings recorded is one of the most intuitive indicators of a model's accuracy.
When the P&L exceeds the previous day's VaR it is considered to be an overshooting (or exception). The number (or percentage) of overshootings recorded is one of the most intuitive indicators of the model's accuracy. A regulatory coefficient 'K' is calculated on the basis of the number of overshootings in the regulatory backtesting. This affects the calculation of regulatory capital in accordance with the following table:

Backtesting overshootings	KR value
0	—
1	—
2	—
3	—
4	—
5	0.40
6	0.50
7	0.65
8	0.75
9	0.85
10	1.00

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Index	Introduction ●	Capital ●	Risks ●	Remuneration ●	Appendices ●
The confidence level for the VaR calculation is a measure of the number of overshootings expected to occur in a given time frame. For example, if the daily VaR is calculated with a confidence level of 99%, the percentiles of interest are the 1st and the 99th percentiles of the P&L distribution. The expectation would be 2% of overshootings during the days studied (1% due to excess profits and 1% due to excess losses).
If there are significantly more (or fewer) overshootings, this might be a sign of problems in the VaR model employed. The observed P&L and estimated VaR data can be used to construct a hypothesis test to check the validity of the VaR/P&L relationship.
Time between overshootings
The confidence level for the VaR calculation is also an indicative measure of the number of days that can be expected to elapse between two successive overshootings. For instance, if the daily VaR is calculated at 99% confidence (1st and 99th percentiles), we may expect an average time of approximately 50 days between overshootings.
Similarly to the frequency of overshootings, hypothesis-testing can be done based on the time between overshootings, as a means of validating the VaR model.
Distance between overshootings
Whereas the VaR predicts the risk that is assumed with a certain probability, average overshooting (expected shortfall) is a predictor for that probability of the average loss once VaR is exceeded. This testing should be included when analysing the backtesting report to obtain the size of the potential losses that exceed the VaR level.
Daily VaR/P&L relationship
To validate the VaR model it is not sufficient to analyse the number and type of overshootings that occur in a time window. Other indicators must be observed to ensure the model's consistency. One such indicator is the daily VaR/P&L relationship. This relationship is defined as:
•The P&L figure, as a percentage of VaR, on all the days on which there are no overshootings (losses or gains).
•Calculation of its arithmetic mean.
The percentage should be close to a value determined by the VaR confidence level. The higher the chosen confidence level, the higher the VaR estimate (and the smaller the P&L results as a percentage of that estimate).
If the percentage observed is above the expectation, the risk is being underestimated and the model should be reviewed. Conversely, if the percentage is significantly smaller, then the risk is being overestimated and the VaR model should be adjusted. The latter outcome may, however, be desirable if the target is to maintain conservative risk estimates.

The following diagram shows the annual backtest (MR4) at the end of December 2025 for each unit with internal model approval (see table 86).

Access the Pillar 3 2025 file available on Grupo Santander's web site
The number of overshootings at 31 December 2025 for the units with internal model approval are shown below.

Table 85.Exceptions at units with internal model
		2025
	Exceptions	Model Status
Spain & SLB	2	0
Chile	2	0
Mexico	1	0
During 2025, on the one hand, there were two exceptions in Spain & SLB and Mexico. On the other hand, there was one in Mexico.
Such exceptions were mainly driven by the volatility observed in the financial markets as a result of the tariff war during the year.
The fair value of a financial instrument is calculated using quoted market prices or appropriate valuation models, duly validated and approved. This may cause a degree of uncertainty in the valuation of less liquid financial instruments, which are not traded on a regular basis or which use valuation models. These uncertainty factors are incorporated into the fair value of positions through valuation adjustments.
Valuation adjustments are designed to ensure the fair valuation of positions, by including variables in the market value that are not considered in the valuation models or for which there is sufficient uncertainty to significantly affect the valuation.
The valuation adjustment categories used at the Group include:
•Market liquidity valuation adjustments (close out cost): adjustments arising from the use of average prices when valuing portfolio positions, where accounting rules require valuation based on the exit price.
Valuation adjustments are included due to the existence of spreads between buy and sell prices.
These adjustments are calculated taking into account the spread between market buy and sell prices and are estimated independently for each risk factor, distinguishing between: interest rate curves, prices, dividends, volatilities and correlation.
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Index	Introduction ●	Capital ●	Risks ●	Remuneration ●	Appendices ●
•Valuation adjustments due to uncertainty in market prices (market price uncertainty): these are warranted because of considerable uncertainty in the market data used for the calculation of fair value, distinguishing between:
◦Observable market data
◦Unobservable market data
•Valuation adjustments due to model risk: these are warranted when there is a high degree of uncertainty in the valuation models or in the parameters used by these models. This uncertainty may be caused by: adding certain assumptions that may be erroneous, models whose results cannot be calibrated because there are no alternatives or because of dependence on parameters that are subject to possible estimation errors.
•Other valuation adjustments: adjustments for limitations in valuation systems, for exotic items not captured in the payoffs configured in the systems, uncertainty in the financing/investment costs used in estimating the exit price, profit reserves for specific or one-off transactions (generally associated with the first-day profit or loss of instruments classified as Level 3 in the fair value hierarchy) and credit risk adjustments (CVA/DVA).

7.3.6. Internal validation of the models
Market, counterparty and other non-financial risk models
In 2025, in accordance with the model risk policies, the Internal Validation team performed independent review exercises for the main models used in the group's various geographies. The areas covered are counterparty risk (maximum and expected exposures, CVA/DVA), issuer risk (incremental risk charge), valuation (interest rates, FX, equity, credit and commodities), valuation adjustments (AVA, FVA), market risk (VaR/SVaR), structural interest rate and liquidity risk (prepayments, accounts with no specified maturity, mortgages, calculation of EVE/NIM) and other non-financial risks (operational risk, macroeconomic scenarios).
The group also continued to monitor on a quarterly basis the VaR & SVaR models used to calculate regulatory capital for market risk, based on key indicators of the quality of the models, in order to proactively and independently monitor the operation of these models.

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Index	Introduction ●	Capital ●	Risks ●	Remuneration ●	Appendices ●

Table 86.MR4 - Comparison of VaR estimates with gains/losses
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7.4. Structural balance sheet risks
This section covers the requirement IRRBBA - IRRBB qualitative information.
Structural risk is inherent in the banking business and arises as a result of changes in a number of factors, including market or balance sheet behaviour variables, which affect the profit or loss or economic value of balance sheet items (banking book). This risk includes both the potential losses from price changes for assets recognised at fair value and economic losses arising from management of assets and liabilities carried at amortised cost in the banking book positions.
Within structural risk, interest rate risk in the banking book (IRRBB) is considered the main source of balance sheet risk. There are three sources of IRRBB: mismatch risk (or gap risk), basis risk and option risk (automatic and behavioural).
The management of IRRBB measures aims to ensure the stability of net interest margin and the economic value within the Group's defined risk appetite.
Additionally, within the structural risks is the credit spread risk in the banking book (hereinafter CSRBB), which measures the risk of changes in the market price due to credit risk, liquidity or other characteristics of the instruments with credit risk, which is not captured by other existing risk frameworks such as IRRBB or the expected default risk.
These activities are based on the following principles, which take into account internal policy, regulatory and market best practice requirements:
•Independence of risk management and control functions following the group's established lines of defence model.
•Involvement of senior management, ensuring that it has the necessary relevant information on these risks.
• Holistic approach to risk: IRRBB and CSRBB control and monitoring must take into account all potential sources of risk and the fact that risks can arise due to factors related to subsidiaries or for reasons not related to them, such that local risk events may have an impact on the Group. Furthermore, the approach should be forward-looking and analyse trends over different time periods and scenarios.
• Robust systems and high-quality internal data, with adequate traceability of information.
• Use of methodologies and models that are standardised and documented ensuring consistency in risk measurement.
• Establishment and adaptability of limits for an adequate control of these risks.

For more information, see the 'Risk management and compliance' chapter of the 2025 annual report.

Access 2025 annual report available on the Santander Group website
The financial area of each group subsidiary manages interest rate risk originated by retail and commercial banking and is responsible for management of the structural risk generated by interest rate fluctuations. Mitigation strategies are used to manage the IRRBB risk profile by using interest rate instruments such as fixed income bond portfolios (usually government bonds) or derivative instruments with high credit quality, high liquidity and low capital consumption that complement the natural hedges provided by the balance sheet itself. They are always carried out taking into account the market environment.
For more information, see the 'Risk management and compliance' chapter of the 2025 annual report.

Access 2025 annual report available on the Santander Group website
7.4.1. Main interest rate risk in the banking book (IRRBB) metrics
The management, measurement and control of IRRBB risk and metrics are performed independently in each subsidiary. The set of metrics used in the Group is standardised to ensure consistent measurement. However, the specific metrics implemented in each subsidiary depend on the dimensions and risk factors identified as relevant by each subsidiary in its IRRBB self-assessment, based on the individual features and nature of its business, its balance sheet structure and the complexity of the markets in which it operates.
IRRBB metrics are calculated under various scenarios and provide a static and/or dynamic overview of balance sheet exposure and net interest margin in response to adverse interest rate movements and/or on the main behavioural parameters and assumptions under which optionality is modelled. The main metrics are as follows:
•Repricing gap: it measures the difference between the volume of sensitive assets and liabilities, on and off the balance sheet, that re-price (i.e. that mature or are subject to rate revisions) at certain times.
•Economic value and its sensitivity: Economic value of equity (EVE) is the difference between the present value of assets less the present value of liabilities of the banking book, excluding own equity and other instruments that are not interest rate sensitive. The present value is calculated by discounting projected cash flows of assets and liabilities with the appropriate discount curve. The EVE sensitivity is calculated as the difference between the EVE in a selected interest rates scenario and the EVE calculated in the baseline scenario. Therefore, the EVE can have as many sensitivities as scenarios considered. This metric enables the identification of long-term risks and supplements the sensitivity of the net interest margin.

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Index	Introduction ●	Capital ●	Risks ●	Remuneration ●	Appendices ●
• Net interest income and its sensitivity: Net interest income (NII) is calculated as the difference between the interest income of assets and the interest cost of liabilities of the banking book in a determined time horizon (typically from one to three years, with the Group's standard being one year). Its sensitivity reflects the impact of changes in interest rates on net interest income in the given time horizon. Net interest margin sensitivity is calculated as the difference between the net interest margin in a selected scenario and the net interest income in the baseline scenario. Therefore, the net interest margin can have as many sensitivities as scenarios considered. This metric enables the identification of short-term risks, and supplements economic value of equity sensitivity.
• Earnings metric: Measures the change in expected future profitability within a given time horizon (e.g. three months) as a result of changes in interest rates and credit spreads as risk factors. This metric takes into account both the impact of net interest income and the instruments whose value could be affected by changes in interest rates and which can be sold in the short term (mainly the instruments assigned to the Held to Collect and Sale (HTC&S) model and reported in the Fair Value Through Other Comprehensive Income category).
•Economic P&L of the ALCO portfolio: to estimate losses from price changes of assets recognised at fair value, an economic P&L is calculated under stress for fixed-income instruments managed by the ALCO (ALCO portfolios). The impact this market stress could have on the portfolio is then measured. A change in the value of this portfolio would reduce the group's equity and therefore have a negative effect on its capital ratio. The stress has a statistical component as it is calibrated according to past observed performance in the market and a forward-looking component. It also uses stress scenarios generated by the group based on macro-economic analysis.
•Value at risk (VaR and EaR) for the purpose of calculating economic capital: the economic capital model by IRRBB in the group is based on a value-at-risk model that assesses the potential impact of movements in market variables, interest rates and credit spreads (the latter limited to the FV positions managed by ALCO) on both the economic value of equity and earnings. The VaR and EaR represent the maximum amount of estimated losses on the economic value of equity and earnings calculated over a two-year period, which are expected to be exceeded only in a small percentage of cases (confidence level 0.05%) and over a time horizon that varies for each subsidiary depending on its balance sheet structure.
System for controlling limits
The measurement, analysis and control of IRRBB metrics guarantees that the level of risk is aligned with the group's policies, approved management limits and risk appetite.
As a general rule the metrics are measured and controlled on a monthly basis, using the previous month's closing data.
IRRBB limits are set independently for each subsidiary in accordance with the individualised management and control per subsidiary. The main limits set in all subsidiaries are:
•Net interest income sensitivity limit at one year.
•Market value of equity sensitivity limit.
•Limit of the market value of banking book portfolios used for on-balance-sheet interest rate management that could have an impact on equity due to their accounting classification (fair value through equity).
The limits are reviewed regularly and have flexible modification mechanisms that can adapt to extreme or unfavourable market situations, but also to market opportunities.
If one of these limits or their sub-limits is exceeded (by currency or IRRBB risk type), the heads of risk management have to justify the reasons and facilitate an action plan.
IRRBB information is reported to the group's senior management collectively on a subsidiary-by-subsidiary basis. In this way, the Group's management can assess and control the risk profile in the subsidiaries, while at the same time obtaining a comprehensive overview of the risk so it can be analysed and controlled from a global perspective.
The internal metrics used in the group to monitor IRRBB, based on the direct application of shocks to interest rate curves, are the economic value and the net interest margin sensitivities. The most commonly used interest rate scenarios are:
•Parallel scenarios with shocks of +/-100 bps.
•Regulatory scenarios defined by the EBA4 for calculating EVE and NII sensitivity.
In addition, each subsidiary of the Group uses a variety of scenarios sufficient to ensure appropriate measurement and control of its IRRBB profile. The use of these scenarios plays an important role in providing supplementary future risk estimates. These scenarios are defined annually and are based on the IRRBB self-assessment carried out by each entity in the Group. They can be of different types, e.g. historical, forward-looking, probabilistic or based on expert judgement.
Grupo Santander measures structural risks using models to support decision-making processes, obtain predictive information and generate metrics that are adapted to the economic environment of each subsidiary and its balance sheet structure. These models must be consistent with the methodological standards defined in the Group. If possible, the Group aligns all methodologies and models used for the calculation of regulatory and internal metrics. Currently there are no relevant differences.
The general IRRBB management strategies are transactions with fixed-income instruments or derivatives. Hedging carried out through fixed-income instruments is generally recorded at fair value through equity and, to a lesser extent, at amortised cost. For hedging through derivatives the Group's general policy to reduce asymmetries in accounting treatment is to use fair value or cash flow hedges depending on the exposure of the underlying asset.
Fair value hedges hedge portfolio risks (fixed rate) and are therefore exposed to changes in the fair value of the portfolios due to changes in interest rates.
Cash flow hedges hedge the exposure of future flows subject to changes in interest rates. The purpose of these hedges is to actively manage the interest rate risk of variable rate balance
4 EBA/GL/2018/02
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sheet items by using interest rate derivatives the bank swaps variable rate flows for fixed rate flows.
Both types of hedging are used in the Group. The financial management divisions of each subsidiary are responsible for designing and implementing the transactions according to their balance sheet structure, risk exposure and markets. These hedges are usually carried out through interest rate derivatives.
Derivatives that do not meet the conditions for consideration as hedging instruments are treated as trading derivatives for accounting purposes.
For further details, see the 'Risk management and compliance' chapter of the 2025 annual report.

Access 2025 annual report available on the Santander Group website
Methodologies
There are three elements necessary to calculate the IRRBB metrics in Santander:
•Yield curves for capitalisation and discounting.
•Behavioural models that enable the cash flows of certain instruments to be determined.
•Assumptions about future changes in the entity's balance sheet and its various items.
Among these three elements, the behavioural element is the main one subject to modelling.
The Group develops methodological standards that establish best practices and criteria to be followed for the successful development and implementation of IRRBB models. Models may be based on quantitative approaches and methods using statistical or other mathematical techniques or on assumptions and hypotheses assessed by experts. All models are managed within the framework of the Model Risk framework, which defines the principles and processes (including planning, development, validation, etc.) required to ensure adequate control of the models used in the group.
The main models used in the management and control of IRRBB are described below, by product type:
a. Treatment of non-maturity deposits (NMD)
Accounts with no contractual maturity are subject to two types of optionality. The customer's option to withdraw their money without prior notice and/or the bank's option to review the interest paid. The NMD corporate model models the product as a synthetic bond, with callable nominal and a periodic coupon. The callable nominal is determined by the stable balance and the estimated run-off for these flows. The coupon can be fixed, variable or subject to an elasticity with respect to market interest rates, or a more complex function depending on different variables.
The model is based on the following sub-models and variables:
•Beta model: this sub-model defines the relationship between benchmark interest rates in the market and the remuneration paid to customers. The model can use a single beta or multi betas for the same account.
•Stable and unstable balance: A statistical model is used to estimate the stable balance based on the historical distribution of aggregated balances at the segment level and the observed outflows in relation to the trend of the series. The stable balance is determined on the basis of a certain confidence level, which is usually above 95%. For the unstable balance, an outflow is assumed in the first time bucket (typically one day).
• Run-off model: This sub-model attempts to estimate customer behaviour on the basis of historical data (evolution of accounts created on the same date). The estimate can be made using a statistical model that depends on several variables (interest rates, spread with other products, macro variables) or it can be calculated using an optimisation process that assumes a certain function, e.g. assuming an exponential function and calibrating the decay rate5, defining a maximum maturity horizon.
The average repricing maturity is not a parameter used directly in the NMD corporate model, however, duration as a parameter is used. Following regulatory criteria, the group ensures that the average repricing maturity of NMDs for each currency does not exceed the thresholds set out in the EBA guidelines. This is calculated using the average maturity of the expected cash flows of the entire NMD balance (stable and unstable) adjusted by the betas of the model. For segments with fixed coupons or a beta of zero, the average maturity of the repricing dates matches the average maturity of the cash flows and as the unstable balance (repricing balance) or betas increase, the gap between them opens (causing the average repricing maturity to decrease).
This model requires a variety of inputs:
•Parameters inherent to the product.
•Customer and/or bank behavioural parameters (in this case, analysis of historical data is combined with expert judgement on the business).
•Market data.
•Historical data for the portfolio.
b. Treatment of non-maturity assets (NMA)
The model used on the asset side for products such as credit cards can be modelled in a similar way to the NMD model, sharing some of the same methodology and assumptions. The difference between the two models is that for assets without a fixed maturity, the fixed credit limit, which serves as a ceiling for future drawdowns, has to be taken into account.
c. Treatment of prepayment of certain assets.
The prepayment option is defined as the possibility offered to customers to repay their loans before the contractual maturity date, without this involving a significant additional cost for them. Prepayment can be total or partial and mainly affects fixed-rate products, such as fixed-rate mortgages in markets where the yield curves for these loans are at low levels and there is an incentive for customers to prepay when the market interest rate is below the product's reference
5 An exponential function implies assuming higher outflows in the short/medium term followed by long-term stability; i.e. the empirically observed behavior of most units with positive interest rates.

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interest rate. However, prepayment does not only depend on the level of interest rates, it also depends on other more complex factors resulting from macroeconomic and cultural situations in the market. This means that the normal techniques used to value options cannot be applied directly and have to be combined with empirical statistical models that aim to model customer behaviour.
Prepayment can also occur with variable rate products and variable rate mortgages are also modelled in the Group. In these cases prepayment is usually due to factors other than the level of interest rates and the impact in terms of IRRBB risk is lower due to having variable repricing.
The prepayments model assumes that these balances naturally decline as customers gradually repay. Prepayment parameters can be constant values or a function dependent on several variables. The model creates a function that produces a fall in flows until the maturity for the transaction.
d. Non-Performing Exposures Treatment
The Group includes and models NPEs in the IRRBB measurement. The definition of the parameters used in the model (e.g. estimated recovery period) is based on expert judgement and/or credit risk model parameters (probability of default and loss given default).
The use of additional behavioural models in the Group (e.g. early termination of time deposits or pipelines) depends on the structure and complexity of each subsidiary's balance sheet. The rationale for these models is based on those described above.
The published sensitivity to economic value in the IRRBB1 table follows all methodologies and criteria defined within the group and is adjusted (if necessary) by the principles set out in the EBA guidelines.
The published sensitivity to net interest income is calculated for the interest rate shocks established in the EBA guidelines in all currencies and following all methodologies and principles defined for internal metrics.
The average and maximum repricing maturity of NMDs in the group is calculated by each subsidiary based on its historical data and statistical techniques. The data for the group are:

	Average repricing maturity		Longest repricing maturity
	Total volume	Core volume	Total volume	Core volume
Retail	2.5	3.4	20	20
Non-financial wholesale	2.6	3.8	20	20
For further details, see the 'Risk management and compliance' chapter of the 2025 annual report.

Access 2025 annual report available on the Santander Group website

The following tables show changes in the bank's economic value of equity (EVE) and net interest income (NII) for every prescribed interest rate scenario and for every currency:

Table 87.IRRBB1 - Interest rate risks of non-trading book activities
	EUR million
	2025
		a	b	c	d
	Total	Changes of the economic value of equity		Changes of the net interest income
	Supervisory shock scenarios	Current period	Last period	Current period	Last period
1	Parallel up	(7,049)	(4,765)	668	637
2	Parallel down	3,231	717	(1,942)	(2,255)
3	Steepener	(910)	135
4	Flattener	(1,734)	(2,296)
5	Short rates up	(3,577)	(3,539)
6	Short rates down	1,671	1,043

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		a	b	c	d
	EUR	Changes of the economic value of equity		Changes of the net interest income
	Supervisory shock scenarios	Current period	Last period	Current period	Last period
1	Parallel up	(1,976)	688	1,099	1,582
2	Parallel down	2,886	(633)	(1,077)	(1,570)
3	Steepener	(1,043)	(166)
4	Flattener	736	236
5	Short rates up	(2)	401
6	Short rates down	126	(520)

		a	b	c	d
	USD	Changes of the economic value of equity		Changes of the net interest income
	Supervisory shock scenarios	Current period	Last period	Current period	Last period
1	Parallel up	(966)	(783)	329	396
2	Parallel down	(215)	(298)	(372)	(423)
3	Steepener	(291)	(277)
4	Flattener	(282)	(227)
5	Short rates up	(451)	(351)
6	Short rates down	149	104

		a	b	c	d
	GBP	Changes of the economic value of equity		Changes of the net interest income
	Supervisory shock scenarios	Current period	Last period	Current period	Last period
1	Parallel up	(1,008)	(1,464)	599	144
2	Parallel down	1,404	996	(381)	(313)
3	Steepener	323	320
4	Flattener	(422)	(666)
5	Short rates up	(723)	(1,086)
6	Short rates down	934	786

		a	b	c	d
	BRL	Changes of the economic value of equity		Changes of the net interest income
	Supervisory shock scenarios	Current period	Last period	Current period	Last period
1	Parallel up	(1,306)	(1,097)	(289)	(350)
2	Parallel down	1,267	908	224	306
3	Steepener	(75)	108
4	Flattener	(208)	(363)
5	Short rates up	(726)	(693)
6	Short rates down	695	665

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8.1. Definition and objectives	228
8.2. Capital requirements for Operational Risk	230

8. Operational risk

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8. OPERATIONAL RISK

Operational risk is the risk of losses resulting from the deficiencies or failures in processes, personnel, information systems or external events outside Grupo Santander.
This chapter details the objectives of Grupo Santander in terms of control and management of operational risk, presenting the main capital figures and their evolution.

Main figures
€ Million
	RWA
	2025	2024
Operational risk	102,427	72,351
Of which, standardised approach	92,176	61,459
Of which, alternative standardised approach	10,251	10,892

RWA by geography
%

■	Spain	25%
■	UK	12%
■	Rest of Europe	14%
■	USA	16%
■	Rest of North America	4%
■	Brazil	8%
■	Rest of South America	15%
■	Others	6%

RWA variation
EUR million

41.6%

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8.1. Definition and objectives
This section covers the letter (a) of the qualitative requirement ORA - Qualitative information on operational risk. Also, the provisions of letters (d), (e), (f) and (g) of the OVA requirement -Institution risk management approach, are complied with.
Paragraphs (c) and (d) of the qualitative requirement ORA are not applicable as Banco Santander does not use the AMA approach to calculate minimum capital requirements.
Our operational risk management and control model establishes the necessary elements to identify, evaluate, manage and report this risk in accordance with regulatory standards and industry best practices. The application of the model promotes that management priorities are properly established and updated, and that internal controls are defined and executed to mitigate risk throughout the organisation. Santander Group has a low tolerance for losses caused by internal failures or avoidable events, as a high level of internal control and operational excellence is expected in order to prevent them.
Group applied new developments and enhancements to the operational risk management model in 2025 in the risk assessment and control tools, operational risk appetite, monitoring of provisioning models, third-party risk management, as well as the integration and reporting of new risks (such as transformation risk, data risk or climate risk) into the non-financial risk monitoring and control model.
These improvements are aligned with the global Risk strategy, which aims to drive responsible business growth, ensuring resilience and customer trust, as well as the continuous evolution of the Risk function by leveraging digitalisation and data-driven analysis to strengthen oversight and critical challenge capabilities, improving operational risk awareness and fostering a strong risk culture.
For more information, see the 'Risk management and compliance' chapter of the 2025 annual report.

Access 2025 annual report available on the Santander Group website
Operational risk reporting should cover the following objectives:
•Provide the heads of business units and support functions with the data they need to manage operational risk within their area of responsibility and meet the set objectives and strategies.
•Provide senior management with the information it needs to establish, review and where appropriate, modify business strategies and risk profiles.
•Provide the operational risk function with the information necessary to efficiently discharge its duties.
•Comply with the information requests of supervisory and regulatory bodies.
The business and support functions of all group entities are responsible for identifying, assessing and communicating their operational risks. The Operational Risk function in each Group unit collects information from all business and support functions and reports on it in established local forums.
Subsequently, the corporate Operational Risk function consolidates the information available from each unit in order to provide a comprehensive and complete overview of the group's operational risk profile.
At the group level, the process of consolidating and reporting operational risk information is divided into the following phases:
•Reception of information: the local operational risk functions submit various types of information to the corporate operational risk function with the frequency that is specified in the related procedures and guidelines. Although information can be sent via various channels, the Heracles corporate tool is the primary tool for collecting and recording information.
•Consolidation and processing of the information: once all the information has been received, the corporate operational risk function conducts a qualitative analysis, checking the suitability and consistency of the data and the main deviations.
•Use of information: the consolidated information is used for reporting to external parties as well as to the group's senior management. The reports' content is updated and developed in response to the needs of the governing bodies.
Heracles is the golden source of the operational risk data of the Group. One of its main components is the database of events and losses for this risk, which is used in internal and regulatory reporting and in the calculation of economic capital. In addition, Heracles contains all the necessary tools for operational risk analysis and management: controls, risks, metrics, scenarios and mitigation measures. Its functionality integrates all these programs through the use of common taxonomies applied in the different control communities and common methodologies for assessing risks and the effectiveness of controls. Heracles is also the tool used to perform certifications related to various regulations such as SOX, Volcker and FATCA.
Operational risk management requires decisions on unacceptable risks following risk identification and assessment processes. The analysis of operational risk exposure may conclude with acceptance of that level of risk, implementation of action plans to mitigate it, transfer of the risk through insurance or other outsourcing mechanisms, or, alternatively, discontinuation of the related activity. This information is periodically escalated to the governing bodies for appropriate monitoring and control.
For Santander, insurance is also a key element in operational risk management. The Corporate Insurance function is responsible for the use of risk transfer formulas to optimize and safeguard the bank´s financial results. The group constantly monitors the appropriate implementation of policies and procedures for managing insurable risks, in collaboration with the relevant group areas that contribute to their correct execution in the various units.

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For further information on the specific management of the principal operational risks, as well as global insurance programs, please refer to the 'Risk, compliance & conduct management' of the 2025 annual report.

Access 2025 annual report available on the Santander Group website
The operational risk management cycle is a comprehensive process in which relevant risks that could impact the Group’s operational risk profile are identified, assessed, reported and monitored. This process also promotes a preventative approach to risk management and provides the governing bodies with a clear understanding of the operational risks to which the Entity is exposed.
The following are the key operational risk management and control processes:
•Strategic planning: covers the activities necessary to define the Group's objective operational risk profile, including setting the risk appetite, estimating losses annually and reviewing the management perimeter.
•Operational risk identification and assessment: aims to determine the risks and factors that may give rise to operational risk in the entity and to estimate their potential impact, whether quantitatively or qualitatively. To this end, a set of quantitative and qualitative tools has been defined, such as RCSA (Risk and Control Self-Assessment), the KORs (Key Operational Risks) exercise, Scenario Analysis and the Internal and External Events database. Operational risk for relevant transformation initiatives must also be identified and assessed. The first lines of defence, which comprise all of the Group’s organisational units, are responsible for identifying and assessing operational risks within their scope of activity.
•Continuous monitoring of the OR profile: this process aims to regularly analyse available information on the nature and extent of the risks incurred in the development of the group's activities through an adequate alerts system, based on available tools such as indicators and escalation processes.
•Risk response decisions, including risk mitigation and risk transfer measures: operational risk management requires mitigation measures to be applied to risks that are not within acceptable levels. The outcome of the analysis may be acceptance of the level of risk, implementation of action plans for its management and mitigation, transfer of risk through insurance or other outsourcing mechanisms or, alternatively, discontinuation of the related activity. It is equally essential to establish business continuity plans that allow the entity to maintain its activity and limit losses in the event of severe disruptions. The bank must also leverage existing controls and the mitigation actions that can be implemented across the Group.
•Information: information includes obtaining, disseminating and making available the information necessary for decision-making to the relevant persons. The information processes are carried out in accordance with the standards and criteria established in each case. See the OVA and OVB tables for more information about this process.
The group has defined an organisational model with three lines of defence for the structure and organisation of operational risk management in order to meet regulatory requirements and in order to be in line with best practices in the banking sector:
•The first line of defence includes all business units and support functions. The first line of defence is responsible for managing the operational risk generated in its area. Its main function within the operational risk management and control model is to identify, assess, monitor, mitigate and report risks.
•The second line of defence consists of the non-financial risk, digital risk and compliance functions within the Risk and Compliance division. Its main responsibilities include: designing, maintaining and developing the operational risk management and control model, as well as the related processes and tools, promoting the development of a risk culture across the Group; ensuring that business units and support functions effectively oversee and manage identified risks in accordance with established limits; and ensuring that management bodies receive appropriate information on all relevant risks for decision-making.
•At Santander, the Internal Audit is the independent body that performs the functions of the third line of defence. Its functions include: verifying that the risks associated with the group's activities are adequately covered; monitoring the compliance, effectiveness and efficiency of the internal control systems of operational risk; assessing the state of implementation of the operational risk management and control model in the group; and making recommendations for continuous improvement to all functions involved in OR management.
The governance structure defined for operational risk management meets regulatory requirements and is aligned with the general risk framework. This structure provides for dialogue between the different lines of defence and interaction with senior management and the governing bodies. In addition to the executive risk committees (Board Risk Committee and Risk Control Committee), Santander has established a global Non-Financial Risk meeting responsible for overseeing the Group’s operational risk, managing it in line with the level of risk appetite, and monitoring the evolution of operational risk losses.
For more information on risk measurement and control tools and reporting of operational risk, please refer to the EU OVA table of this document, and the 'Risk compliance & conduct management' of the 2025 annual report.

Access 2025 annual report available on the Santander Group website

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8.2. Capital requirements for Operational Risk
This section covers the letter (b) of the qualitative requirement ORA - Qualitative information on operational risk.
Applicable methodological framework (CRR3)
With the entry into force of the banking package implementing the finalisation of Basel 3 in the European Union, the prudential framework replaces the previous operational risk approaches with a single non-model-based method (the new standardised approach), with the aim of enhancing comparability and simplifying the calculation.
Own funds requirement for operational risk
Under CRR3, the own funds requirement for operational risk is equal to the Business Indicator Component (BIC).
Business Indicator (BI)
The Business Indicator (BI) is a measure of the institution’s level of activity, calculated as the sum of three components:
Where, in summary:
•ILDC (Interest, Leases and Dividends Component): mainly captures net interest income (plus lease/leasing result) and dividends, calculated in accordance with the definitions in CRR3.
•SC (Services Component): incorporates the fee and commission component and other operating income/expense, also as treated under CRR3.
•FC (Financial Component): captures results associated with financial activities, including components of the trading book and the banking book in accordance with the regulatory definitions.
The BI is calculated as the average of the amounts for each component over the last three financial years, after applying the above formula.
Business Indicator Component (BIC)
The BIC is obtained by applying marginal coefficients by bucket to the BI (expressed in € billions), in accordance with the revised standardised approach: Business Indicator Component (BIC).
The BIC is obtained by applying marginal coefficients by bucket to the BI (expressed in € billions), in accordance with the revised standardised approach:
•If BI ≤ 1: BIC = 12% · BI
•If 1 < BI ≤ 30: BIC = 0,12 + 15% · (BI − 1)
•If BI > 30: BIC = 4,47 + 18% · (BI − 30)
Santander Group calculates the business indicator amount from consolidated accounting information within the prudential scope of consolidation.
It is important to note that the standardised approach results in higher own funds requirements for those institutions operating in jurisdictions with high margins, which are typically associated with a high risk premium, but not necessarily with higher operational risk. To avoid unintended effects, regulation provides that institutions that had prior authorisation as at the date of entry into force of CRR3 may continue to use the Alternative Standardised Approach in the calculation of operational risk capital requirements for the affected business lines. This method uses a standardised indicator resulting from multiplying certain balance sheet items by 3.5%, providing a measure that is more closely aligned with the unit’s operational risk.
In this regard, on 3 February 2016 the European Central Bank authorised the use of the Alternative Standardised Approach for the calculation of consolidated operational risk capital requirements at Banco Santander Brasil S.A., and likewise on 12 July 2017 it authorised its use at Banco Santander México S.A.

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Detailed quantitative information on operational risk losses over the last 10 years is shown below.

	Table 88.OR1 - Operational risk losses
	EUR million
											2025
		a	b	c	d	e	f	g	h	i	j	k
		2025	2024	2023	2022	2021	2020	2019	2018	2017	2016	Ten-year average
Using €20,000 threshold
1	Total amount of operational risk losses net of recoveries (no exclusions)	1,643	1,915	1,264	1,132	1,093	869	1,309	1,084	1,547	1,388	1,324
2	Total number of operational risk losses	8,955	9,017	8,322	10,363	11,932	9,831	9,906	8,337	11,162	24,841	11,267
3	Total amount of excluded operational risk losses	—	—	—	—	—	—	—	—	—	—	—
4	Total number of excluded operational risk events	—	—	—	—	—	—	—	—	—	—	—
5	Total amount of operational risk losses net of recoveries and net of excluded losses	1,643	1,915	1,264	1,132	1,093	869	1,309	1,084	1,547	1,388	1,324
Using €100,000 threshold
6	Total amount of operational risk losses net of recoveries (no exclusions)	1,249	1,515	860	819	701	577	927	846	1,014	929	944
7	Total number of operational risk losses	417	521	632	906	863	967	1,016	1,203	1,569	5,759	1,385
8	Total amount of excluded operational risk losses	—	—	—	—	—	—	—	—	—	—	—
9	Total number of excluded operational risk events	—	—	—	—	—	—	—	—	—	—	—
10	Total amount of operational risk losses net of recoveries and net of excluded losses	1,249	1,515	860	819	701	577	927	846	1,014	929	944
Details of operational risk capital calculation
	not applicable
	not applicable
	not applicable

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As a major international financial institution whose ambition is to achieve sustained growth, while ensuring optimal control over our activity, we strive to continuously improve our operating model across the entire organisation. A key component of this model resides in the risk management and internal control framework. In a leading organisation such as Grupo Santander, it is therefore crucial that risk management and internal controls are constantly subject to improvement efforts. This is especially true in the area of operational risk, where new risk drivers appear periodically and have a tangible bearing across the banking industry over time. As such, and in terms of key trends and the profile of our losses, we would like to highlight the following points:
•The level of losses, and its evolution, is driven by our geographical footprint, with most OR losses occurring in non-EU geographies (e.g., significant presence in Latam and in the UK). Furthermore, the most relevant source of losses for Santander is 'trabalhistas', which is a specific labour cost resulting for making business in Brazil for any company.
•Another specificity of our Group is the legacy portfolios coming from past integrations and acquisitions (e.g., Kredyt Bank in Poland and Banco Popular in Spain), with losses resulting from previous control environments in other institutions, which have been improved to Santander standards afterwards.
•Losses derived from past malpractices (mainly mis-selling in Spain and UK) have been duly addressed through remediation plans, and therefore are not expected to be replicated in the future.
Santander will request the exclusion of some of these losses as provided for in Article 320 of Regulation (EU) No 575/2013 (the CRR), once the RTS on the exclusion of operational risk losses is published by the EBA (included in Phase 3 of the EBA Roadmap of regulations).
The comparison of absolute losses may not fully reflect the reality, as there are major differences in terms of size of the entities, their business models, footprint and growth trajectories. In our view, at a minimum, this information should be complemented by other metrics that take into account the financial evolution of the bank. In that respect, looking at the 'Net losses to gross margin' ratio or the 'Net losses to regulatory capital' offer a much more comparable view.
In this sense, the Group’s capital planning framework provides additional layers of protection. Regulatory operational risk capital has recently increased significantly after the implementation of CRR3, strengthening the Group’s capacity to absorb unexpected operational risk losses. The ratio of operational risk losses over regulatory capital YE2025 is 20%, when considering the 20k threshold, and 15% when considering the 100k threshold.

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Details of the evolution of the indicators and components are shown below.

Table 89.OR2 - Business Indicator, components and subcomponents
	EUR million
		2025
		a	b	c	d
	BI and its subcomponents	2025	2024	2023	Average value
1	Interest, lease and dividend component (ILDC)				31,075
EU 1	ILDC related to the individual institution/consolidated Group (excluding entities considered by Article 314(3)				31,075
1a	Interest and lease income	94,973	100,327	91,308	95,536
1b	Interest and lease expense	62,641	68,548	64,118	65,102
1c	Total assets/Asset component	1,488,804	1,462,341	1,326,756	1,425,967
1d	Dividend income/dividend component	693	687	543	641
2	Services component (SC)				12,485
2a	Fee and commission income	11,355	9,835	9,121	10,103
2b	Fee and commission expense	3,027	2,537	2,627	2,730
2c	Other operating income	488	—	—	163
2d	Other operating expense	2,070	3,139	1,935	2,381
3	Financial component (FC)				2,574
3a	Net profit or loss applicable to trading book (TB)	1,103	1,452	2,310	1,622
3b	Net profit or loss applicable to banking book (BB)	1,316	755	786	953
EU 3c	Approach followed to determine the TB/BB boundary (PBA or accounting approach)				Accounting approach
4	Business Indicator (BI)				46,134
5	Business indicator component (BIC)				7,374

6a	BI gross of excluded divested activities	46,134
6b	Reduction in BI due to excluded divested activities	—
EU 6c	Impact in BI of mergers/acquisitions	—
Over the last three financial years, there have been no exclusions relating to entities or activities disposed of from the Business Indicator.
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Details of the evolution of the own funds requirements are shown below.

Table 90.OR3 - Operational risk own funds requirements and risk exposure amounts
	EUR million
		2025
		a
1	Business Indicator Component (BIC)	7,374
EU1	Alternative Standardised Approach (ASA) Own Funds Requirements (OROF) under Article 314(4)	820
2	Not applicable
3	Minimum Required Operational Risk Own Funds Requirements (OROF)	8,194
4	Operational Risk Exposure Amounts (REA)	102,427

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9.1. Liquidity and funding risk	237
9.1.1. Liquidity Coverage Ratio (LCR)	237
9.1.2. Net Stable Funding Ratio (NSFR)	238
9.1.3. Asset Encumbrance	239

9. Liquidity risk

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9. LIQUIDITY RISK

Liquidity risk entails the potential losses that may be incurred by an entity as a result of its inability to secure funding on the market and/or the higher borrowing costs of new sources of finance.
This section covers the LIQA – Liquidity risk management and LIQB – Qualitative information on LCR requirements, which complements template EU LIQ1. It also complies with sections (d), (e), (f) and (g) of OVA – Institution risk management approach.

Main figures
€ Million
	2025	2024
Liquidity Coverage Ratio
Total high-quality liquid assets (HQLA) (Weighted value - average)	299,005	330,492
Cash outflows - Total weighted value	281,191	275,509
Cash inflows - Total weighted value	77,400	73,682
Total net cash outflows (adjusted value)	203,792	201,827
Liquidity coverage ratio (%)	147%	158%
Net Stable Funding Ratio
Total available stable funding	1,217,021	1,198,180
Total required stable funding	968,518	954,260
NSFR ratio (%)	126%	126%

9.1. Liquidity and funding risk
Our structural liquidity management aims to optimize maturities and costs while avoiding undesired liquidity risks in funding Santander’s operations.
It follows these principles:
•Decentralised liquidity model.
•Medium- and long-term (M/LT) funding needs must be covered by medium- and long-term instruments.
•High contribution from customer deposits due to the retail nature of the balance sheet.
•Wholesale funding sources diversified by instrument, investor, market, currency and maturity.
•Limited use of short-term funding.
•Sufficient liquidity reserves (including standing facilities/discount windows at central banks) to be used in adverse situations.
•Group and subsidiary compliance with regulatory liquidity requirements.
The requirements of the EU LIQA table are addressed in the 'Economic and financial review' chapter of the 2025 annual report.

Access 2025 annual report available on the Santander Group website

9.1.1. Liquidity Coverage Ratio (LCR)
Description of the degree of centralisation of liquidity management and interaction among the Group's units.
The Group has adopted a decentralised funding model through a structure of autonomous subsidiaries that are self-sufficient in terms of liquidity.
Each subsidiary is responsible for covering the liquidity needs arising from its current and future business, either through deposits secured from its customers in its area of influence or through the wholesale markets in which it operates, within a management and supervision framework coordinated at the Group level. Therefore, each subsidiary manages and monitors its own LCR ratio, ensuring that it remains above the regulatory limits specifically established for that subsidiary at all times.
This funding model has proven itself to be highly effective during times of high market stress, as it prevents problems in one area from impacting the funding capacity of other areas and, therefore, of the Group as a whole, which can happen with centralised funding models.
The LCR detailed herein was calculated at the request of the ECB (Consolidated LCR), using a consolidation methodology that does not take into account any surplus liquidity exceeding 100% of the LCR outflows and is subject to restrictions (legal or operational) on transferability to third countries, including if the surplus liquidity can be used to cover additional outflows within the own country, which is not subject to any restrictions.
Additionally, the Group calculates a ratio (Group LCR) using an internal methodology that determines the minimum common percentage of simultaneous coverage in all the Group's jurisdictions, while considering all existing restrictions on the transfer of liquidity to third countries. This is the methodology
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that most accurately reflects the Group's resilience to liquidity risk.
Explanation of the main drivers and inputs that contribute to the LCR
The Group's consolidated ratio is largely determined by the individual ratios of its three main units: the parent company, Santander UK and Santander Brazil. These units acquire most of their funding from retail deposits, which are stable liabilities that generate fewer potential outflows from the LCR ratio. Most cash outflows from the LCR ratio stem from wholesale funding, which is considerably more unstable, although the Group typically minimises and diversifies these maturities. Moreover, the Group's stock of liquid assets is of very high quality; on average approximately 95% of the assets which form part of the LCR numerator are Level 1. This is due to the units' assets portfolio mainly comprising public debt of the countries where the Group is present or countries with a good credit rating.
The Pillar 3 data submitted for the LCR is calculated based on the annual average of end of month figures.
The Group LCR ratio as end of December 2025 was 155%. This ratio is calculated using an internal methodology that determines the common minimum percentage of simultaneous coverage in all Group jurisdictions, taking into account all existing restrictions on the transfer of liquidity in third countries. This methodology reflects more accurately the Group’s resilience to liquidity risk.
This internal ratio is very much in line with that which would be achieved by applying the approach followed until mid-2024, which did not include restrictions on the transfer of liquidity between subsidiaries.
The consolidated LCR ratio as end of December 2025 was 145%, comfortably exceeding internal and regulatory requirements. This ratio is calculated, following the ECB requirement, using a consolidation methodology that does not take into account any excess liquidity in excess of 100% of the LCR outflows and that is subject to transferability restrictions (legal or operational) in third countries, even if such excess liquidity can be used to cover additional outflows within the country itself, which is not subject to any restrictions.
However, since the Group manages liquidity in a decentralised manner, consolidated metrics are not considered a representative indicator of its liquidity position.
Key to these levels was the size of the HQLA buffers upheld by all subsidiaries. The Group´s strong stable retail deposit base and low dependence on short-term funding make the movements in the commercial gap and the issuance maturities as key drivers of the LCR.
Composition of the liquidity buffer
The Group's liquidity buffer consists mainly of Level 1 assets (95%): cash and sovereign debt, with extensive diversification across issuers. In addition to the regulatory liquidity buffer, the Group has an internal buffer that monitors the positions of other non-pledged liquid assets available to be used immediately as collateral to obtain additional funding.
Concentration of funding and liquidity sources
A diversified funding base is a key element in Santander´s liquidity risk management; and the principles listed below are established to achieve this objective: subsidiaries must have effective diversification in sources, products, and funding terms, limiting reliance on short-term wholesale funds. Additionally, the needs arising from medium-and long-term activities must be financed by medium-and long-term instruments.
The Group has a set of additional metrics in order to identify and monitor those counterparties that are of such significance that withdrawal of the funding they are providing to the entity could trigger liquidity problems. During the year 2025, the Group levels of concentration risk were within management limits, ensuring diversity of wholesale funding at subsidiary level.
Derivative exposures and potential collateral calls
Most derivative transactions involving Group entities are subject to collateral contracts covering the market value of the transactions. Liquidity risk related to the impact of adverse market scenarios leading to changes in the market values of derivatives, which generate additional liquidity needs due to the requirement to post collateral, is included by the Group units in their LCR ratios using the historical look-back approach, in which the most significant net change in 30 days over the preceding 24 months is calculated and then added as additional liquidity needs.
Currency mismatches in the LCR
The Group prepares its consolidated LCR ratio for each of its identified significant currencies, which reflect the geographic locations in which the Group's units operate: euro (EUR), US dollar (USD), pound sterling (GBP), Brazilian real (BRL), Mexican peso (MXN) and Chilean peso (CLP). Each of the entities also prepares its own LCR ratio in its significant currency. Units present a consistent position between the liquidity buffer and net outflows. Latin American countries have significant buffer positions in USD, so as to optimise the position and ensure high convertibility. The positions of foreign currencies are closely monitored, e.g. by conducting currency stress scenarios.
Other items in the LCR calculation not captured in the LCR disclosure template that the institution considers relevant for its liquidity profile
Contingent lines, which are the last driver of the LCR ratio, maintain a stable performance over time and line tracking and monitoring are performed daily.
For further details, see the 'Economic and financial review' chapter and the 'Risk management and compliance' chapter in the 2025 annual report.

Access 2025 annual report available on the Santander Group website

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9.1.2. Net Stable Funding Ratio (NSFR)
The net stable funding ratio (NSFR) is a regulatory metric which represents required stable funding against available stable funding. This metric requires banks to maintain a solid balance sheet in which assets and off-balance sheet activities are funded with stable liabilities. The Group monitors this metric on a monthly basis, which goes beyond the regulatory requirement.
We benefit from a high weighting of customer deposits, which are more stable, from permanent liquidity needs deriving from commercial activity funded by medium- and long-term instruments and limited use of short-term funding. Combining them has enabled Santander to maintain a balanced liquidity structure, reflected in a NSFR higher than 100%, both at the Group level and at the level of our subsidiaries, at the end of December 2025.
For more information, see the LIQ2 table at the end of the chapter.

9.1.3. Asset Encumbrance
This section covers the qualitative requirements AE4 - Accompanying narrative information.
Following the guidelines laid down by the European Banking Authority (EBA), the concept of asset encumbrance includes both on-balance-sheet assets pledged as collateral in transactions to obtain liquidity and off-balance-sheet assets that have been received and re-used for similar purposes, in addition to other assets associated with liabilities other than for funding reasons.
The Disclosures on Grupo Santander required by Commission Delegated Regulation (EU) 2017/2295 are presented below.
The scope used for the disclosures in this report is the same as the liquidity management scope on a consolidated basis, as regulated in CRR3 2024/1623, which amends regulation CRR 575/2013.
There is a difference in the treatment of transactions which are pledged but not encumbered. These are treated as assets, which are pledged, due to them being delivered as collateral for financing transactions and are not considered to be encumbered (for all or part of the value of the asset) as these financing transactions are not fully drawn.
There are no cases of encumbered assets that do not lead to pledging or transfer.
The value of the exposure shown in the tables below was calculated as the median of the values disclosed in the regulatory information for the four quarters of the year, in line with European Banking Authority guidelines.
The vast majority of unencumbered assets are loans that could be pledged as collateral as presented in Table AE1.

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Table 91.AE1 - Encumbered and unencumbered assets
	EUR million							2025
		10	30	40	50	60	80	90	100
		Carrying amount of encumbered assets		Fair value of encumbered assets		Carrying amount of unencumbered assets		Fair value of unencumbered assets
			of which notionally eligible EHQLA and HQLA		of which notionally eligible EHQLA and HQLA		of which EHQLA and HQLA		of which EHQLA and HQLA
10	Assets of the reporting institution	303,218	127,195			1,512,298	286,336
30	Equity instruments	11,168	7,482	11,168	7,482	11,956	7,776	11,956	7,898
40	Debt securities	113,219	104,261	113,900	104,033	160,873	115,053	159,398	113,557
50	of which: covered bonds	2,706	2,700	2,706	2,700	4,979	2,522	4,979	2,354
60	of which: securitisations	6,274	2,711	5,994	2,330	20,521	9,501	20,775	7,979
70	of which: issued by general governments	97,063	95,644	97,681	95,586	104,272	100,449	103,045	98,219
80	of which: issued by financial corporations	14,590	8,885	14,495	8,692	29,828	10,627	32,204	10,378
90	of which: issued by non-financial corporations	1,343	544	1,343	544	17,670	406	17,687	389
120	Other assets	181,860	15,858			1,347,321	162,360
	of which: loans	157,562	490			1,153,405	155,610

Table 92.AE2 - Collateral received and own debt securities issued
	EUR million			2025
		10	30	40	60
		Fair value of encumbered collateral received or own debt securities issued		Unencumbered
				Fair value of collateral received or own debt securities issued available for encumbrance
			of which notionally eligible EHQLA and HQLA		of which EHQLA and HQLA
130	Collateral received by the reporting institution	182,694	143,809	67,783	51,378
140	Loans on demand	—	—	11	—
150	Equity instruments	9,004	6,540	9,140	6,410
160	Debt securities	172,442	137,619	58,809	45,471
170	of which: covered bonds	9,463	8,800	3,010	2,576
180	of which: securitisations	14,162	13,084	9,224	4,146
190	of which: issued by general governments	142,057	115,522	42,463	39,699
200	of which: issued by financial corporations	26,846	21,251	9,285	3,149
210	of which: issued by non-financial corporations	2,765	676	1,512	167
220	Loans and advances other than loans on demand	452	—	22	—
230	Other collateral received	—	—	100	—
240	Own debt securities issued other than own covered bonds or securitisations	1,446	—	881	—
241	Own covered bonds and asset-backed securities issued and not yet pledged			36,863	—
250	Total assets, collateral received and own debt securities issued	487,799	224,554

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Where our own covered bonds and asset-backed securities are retained and used, the pledged asset is included in Table 88 under loans and the related liability in Table 90.
The main sources and types of encumbrances and the level of over-collateralisation are set out in the following table:

Table 93.AE3 - Sources of encumbrance
			2025
	EUR million	10	30
		Matching liabilities, contingent liabilities or securities lent	Assets, collateral received and own debt securities issued other than covered bonds and securitisations encumbered

10	Carrying amount of selected financial liabilities	308,742	384,368

The table below shows the amount of own covered bonds and asset-backed securities retained and not used as collateral and the value of the related underlying assets.

Table 94.Own covered bonds and asset-backed securities issued
EUR million		2025
	Non-encumbered
	Carrying amount of the underlying pool of assets	Fair value of debt securities issued available for encumbrance
Own covered bonds and asset-backed securities issued	43,552	36,863
Retained covered bonds issued	27,943	23,646
Retained asset-backed securities issued	15,757	13,007
The contribution to the group's level of asset encumbrance on a consolidated basis by the various units is uneven across geographic locations. The unit with the relatively highest level of encumbered assets is the United States (Santander Consumer USA), due to the high weight of consumer business. In the eurozone and the UK, both markets where covered bonds and securitisations are highly developed, the level of asset encumbrance is similar and close to the Group average.
Asset encumbrance is also significant in Mexico, which is very active in asset repurchase agreements. The South American and Poland units have a relatively low level of asset encumbrance. Moreover, intra-group asset encumbrance is not material.
The encumbered assets are denominated in each unit in the same currency as the encumbrance, which is usually the unit's functional currency.

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The following table shows quantitative information on the liquidity coverage ratio divided by quarters:

Table 95.LIQ1 - Quantitative information of LCR

		a	b	c	d	e	f	g	h
	Scope of consolidation (consolidated)	Total unweighted value (average)				Total weighted value (average)
	Currency and units (Million euros)
EU 1a	Quarter ending on (DD Month YYY)	dec'25	sep'25	jun'25	mar'25	dec'25	sep'25	jun'25	mar'25
EU-1b	Number of data points used in the calculation of averages	12	12	12	12	12	12	12	12
	HIGH-QUALITY LIQUID ASSETS
1	Total high-quality liquid assets (HQLA), after application of haircuts in line with Article 9 of regulation (EU) 2015/61					299,005	302,056	304,520	309,137
	CASH - OUTFLOWS
2	retail deposits and deposits from small business customers, of which:	634,158	632,207	629,084	627,219	44,399	43,971	43,451	43,066
3	Stable deposits	379,296	377,952	376,412	374,512	18,965	18,898	18,821	18,726
4	Less stable deposits	205,293	202,425	198,642	196,591	25,196	24,818	24,376	24,113
5	Unsecured wholesale funding	290,183	289,673	289,405	290,770	140,925	141,412	141,548	142,258
6	Operational deposits (all counterparties) and deposits in networks of cooperative banks	52,397	52,141	51,204	50,570	12,165	12,097	11,840	11,659
7	Non-operational deposits (all counterparties)	225,330	224,747	225,479	226,788	116,303	116,529	116,986	117,187
8	Unsecured debt	12,456	12,785	12,722	13,412	12,456	12,785	12,722	13,412
9	Secured wholesale funding					12,829	11,935	11,096	10,765
10	Additional requirements	242,789	241,306	239,430	237,198	53,394	52,123	50,353	49,259
11	Outflows related to derivative exposures and other collateral requirements	25,582	24,897	23,780	22,920	24,882	24,168	22,994	22,128
12	Outflows related to loss of funding on debt products	—	—	—	—	—	—	—	—
13	Credit and liquidity facilities	217,207	216,409	215,649	214,279	28,512	27,956	27,359	27,132
14	Other contractual funding obligations	24,756	24,662	24,893	23,658	22,932	22,897	23,130	21,918
15	Other contingent funding obligations	184,428	181,430	174,092	170,675	6,712	6,979	7,110	7,307
16	TOTAL CASH OUTFLOWS					281,191	279,316	276,687	274,574
	CASH - INFLOWS
17	Secured lending (e.g. reverse repos)	132,414	126,187	120,097	110,747	6,764	5,941	5,264	4,630
18	Inflows from fully performing exposures	62,125	62,451	63,157	63,648	45,482	45,308	45,864	46,467
19	Other cash inflows	28,209	27,981	28,206	27,670	25,154	24,809	24,791	24,050
EU-19a	(Difference between total weighted inflows and total weighted outflows arising from transactions in third countries where there are transfer restrictions or which are denominated in non-convertible currencies)	—	—	—	—	—	—	—	—
EU-19b	(Excess inflows from a related specialised credit institution)	—	—	—	—	—	—	—	—
20	TOTAL CASH INFLOWS	222,748	216,618	211,459	202,065	77,400	76,058	75,919	75,148
EU-20a	Fully exempt inflows	—	—	—	—	—	—	—	—

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Table 95.LIQ1 - Quantitative information of LCR

		a	b	c	d	e	f	g	h
	Scope of consolidation (consolidated)	Total unweighted value (average)				Total weighted value (average)
	Currency and units (Million euros)	Total unweighted value (average)				Total weighted value (average)
EU 1a	Quarter ending on (DD Month YYY)	dec'25	sep'25	jun'25	mar'25	dec'25	sep'25	jun'25	mar'25
EU-20b	Inflows subject to 90% cap	—	—	—	—	—	—	—	—
EU-20c	Inflows subject to 75% cap	220,681	214,565	209,471	200,008	77,400	76,058	75,919	75,148
	TOTAL ADJUSTED VALUE					—
EU-21	Liquidity buffer					299,005	302,056	304,520	309,137
22	Total net cash outflows					203,792	203,259	200,769	199,426
23	Liquidity coverage ratio (%)[1]					147%	149%	152%	155%

	TOTAL ADJUSTED VALUE (Internal Method)
	Liquidity buffer					327,453	330,152	326,273	321,777
	Total net cash outflows					206,932	205,159	201,722	199,887
	Liquidity coverage ratio (%)[2]					158%	161%	162%	161%
	[1] Liquidity coverage ratios are the average of 12 months and are calculated following the regulatory guidelines required by the ECB.
	[2] Liquidity coverage ratio is the average of 12 months.
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Details of the qualitative information regarding the liquidity coverage ratio is shown below:

Table 96.LIQB on qualitative information on LCR, which complements template EU LIQ1

2025
Qualitative information - Free format
(a)	Explanations on the main drivers of LCR results and the evolution of the contribution of inputs to the LCR’s calculation over time	The Pillar 3 data presented for the LCR are calculated based on the annual averages of the monthly closing values of two metrics: Consolidated LCR and Group LCR.
The Consolidated LCR ratio is calculated, at the request of the ECB, using a consolidation methodology that does not take into account any liquidity surplus above 100% of the LCR outflows of each subsidiary that is subject to transferability restrictions (whether legal or operational) under local regulations (including those of EU countries). This adjustment is made even if the surplus liquidity can be used to cover additional outflows within the same country, which is not subject to any legal restriction. The Consolidated LCR ratio as of the end of December 2025 was 145%, comfortably exceeding both internal and regulatory requirements.

The Group LCR ratio is calculated using an internal methodology that determines the minimum common percentage of simultaneous coverage across all jurisdictions within the Group, taking into account all existing restrictions on liquidity transfer in any country. This methodology more accurately reflects the Group's resilience to liquidity risk. The Group LCR ratio as of the end of December 2025 was 155%.

The key drivers of these two ratios are: the large size of the HQLA buffer maintained by all subsidiaries, the Group’s solid base of stable retail deposits, and the low reliance on short-term funding. All of this means that movements in the commercial gap and the maturity of issuances are the main drivers of the LCR.
(b)	Explanations on the changes in the LCR over time	Santander Group maintained the LCR at a stable and comfortable level during the year 2025, although a downward trend is observed due to the inclusion of transferability restrictions between Group subsidiaries, introduced in September 2024 for both the Group LCR and the Consolidated LCR. However, since the Group manages liquidity in a decentralized manner, the consolidated metrics are not considered a representative indicator of its liquidity position.
(c)	Explanations on the actual concentration of funding sources	A diversified funding base is a key element in Santander´s liquidity risk management; and the principles listed below are established to achieve this objective: subsidiaries must have effective diversification in sources, products, and funding terms, limiting reliance on short-term wholesale funds. Additionally, the needs arising from medium and long-term activities must be financed by medium and long-term instruments.
The Group has a set of additional metrics in order to identify and monitor those counterparties that are of such significance that withdrawal of the funding they are providing to the entity could trigger liquidity problems. During the year 2025, the Group levels of concentration risk were within management limits, ensuring diversity of wholesale funding at subsidiary level.
(d)	High-level description of the composition of the institution`s liquidity buffer.	The total liquid assets of the Group as of the end of December, before applying transferability adjustments between entities, amount to EUR 309 bn and are composed mainly of Level 1 assets (95%). These liquid assets consist primarily of available central bank reserves and sovereign debt, well diversified across different issuers. In addition to the regulatory buffer, the Group holds an additional internal buffer of unencumbered liquid assets that are readily available to be used as collateral to obtain additional funding.
(e)	Derivative exposures and potential collateral calls	Most derivative transactions involving Group entities are subject to collateral contracts covering the market value of the transactions. Liquidity risk related to the impact of adverse market scenarios leading to changes in the market values of derivatives, which generate additional liquidity, needs due to the requirement to post collateral. Group units include liquidity risk in their LCR ratios using the historical look-back approach, in which the most significant net change in 30 days over the preceding 24 months is calculated and then added as additional liquidity needs.

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(f)	Currency mismatch in the LCR	The Group prepares its consolidated LCR ratio for each of its identified significant currencies, which reflect the geographies locations in which the Group's units operate: euro (EUR), US dollar (USD), pound sterling (GBP), Brazilian real (BRL), Mexican peso (MXN) and Chilean peso (CLP). Each of the entities also prepares its own LCR ratio in its significant currency. Units present a consistent position between the liquidity buffer and net outflows. Latin American countries have significant buffer positions in USD, so as to optimise the position and ensure high convertibility. The positions of foreign currencies are closely monitored, e.g. by conducting currency stress scenarios.
(g)	Other items in the LCR calculation that are not captured in the LCR disclosure template but that the institution considers relevant for its liquidity profile	Contingent lines, which are the last driver of the LCR ratio, maintain a stable performance over time and line tracking and monitoring are performed daily.

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The following table shows the information on the stable funding ratio divided by residual maturity:

Table 97.LIQ2 - Net Stable Funding Ratio (NSFR)
	EUR million	a	b	c	d	e
	(in currency amount)	Unweighted value by residual maturity				Weighted value
		No maturity	< 6 months	6 months to < 1 year	1 year
1	Capital elements and instruments	114,922	—	—	17,485	132,407
2	Own funds	114,922	—	—	17,485	132,407
3	Other capital instruments		—	—	—	—
4	Retail deposits		627,883	10,870	12,086	607,631
5	Stable deposits		408,860	4,504	3,726	396,422
6	Less stable deposits		219,023	6,366	8,360	211,210
7	Wholesale financing:		607,969	58,873	259,547	443,238
8	Operational deposits		53,077	—	—	26,538
9	Other wholesale financing		554,892	58,873	259,547	416,700
10	Interdependent liabilities		3,270	101	1	—
11	Other passives:	18,697	121,167	5,453	31,018	33,744
12	Liabilities derived from the net stable financing ratio	18,697
13	All other liabilities and equity instruments not included in the above categories		121,167	5,453	31,018	33,744
14	Total stable financing available (FED)					1,217,021
15	Total high-quality liquid assets (ALAC)					11,894
EU-15a	Encumbered assets with a residual maturity of one year or more in a coverage pool		1,763	1,873	40,081	37,160
16	Deposits held in other financial institutions for operational purposes		2,087	86	1,009	2,096
17	Loans and securities executed:		370,932	105,373	723,105	714,025
18	Securities financing operations with financial clients guaranteed by ALAC level 1 subject to a 0% haircut.		140,726	3,464	3,750	7,329
19	Securities financing operations with financial clients guaranteed by other assets and loans to financial institutions		47,600	13,542	50,696	61,384
20	Loans to non-financial corporate clients, loans to retail clients and small businesses, and loans to sovereigns, and PSEs, of which:		126,280	72,017	324,291	600,257
21	With a risk weight of less than or equal to 35% according to the Basel 2 Standardized Approach to credit risk		19,737	10,997	53,223	253,361
22	Residential mortgages in foreclosure, of which:		7,499	6,713	307,091	—
23	With a risk weight of less than or equal to 35% according to the Basel 2 Standardized Approach to credit risk		5,842	5,385	282,505	—
24	Other loans and securities that are not in default and are not considered ALAC, including publicly traded stocks and on-balance sheet trade finance products		48,828	9,639	37,278	45,056
25	Interdependent assets		2,040	—	—	—
26	Other assets:		104,926	4,754	158,933	186,894
27	Physically traded commodities				226	192
28	Assets deposited as initial margin for derivative contracts and contributions to CCP default funds		528	119	11,609	10,418
29	Assets derived from the net stable financing ratio		19,351			655
30	NSFR derivative liabilities before deducting posted variation margin		29,847			1,492
31	All other assets not included in the above categories		55,200	4,634	147,098	174,137
32	Off-balance sheet items		386,027	4,927	28,203	16,450
33	Total RSF					968,518
34	Net Stable Funding Ratio (%)					126%

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LIQ2 - Net Stable Funding Ratio (NSFR) (30.09.2025)
	EUR million	a	b	c	d	e
	(in currency amount)	Unweighted value by residual maturity				Weighted value
		No maturity	< 6 months	6 months to < 1 year	1 year
1	Capital elements and instruments	114,090	—	—	16,744	130,834
2	Own funds	114,090	—	—	16,744	130,834
3	Other capital instruments		—	—	—	—
4	Retail deposits		613,209	11,903	11,381	593,672
5	Stable deposits		389,405	4,414	3,138	377,266
6	Less stable deposits		223,804	7,489	8,243	216,406
7	Wholesale financing:		611,544	56,790	256,531	437,899
8	Operational deposits		53,047	—	—	26,524
9	Other wholesale financing		558,496	56,790	256,531	411,376
10	Interdependent liabilities		2,261	—	—	—
11	Other passives:	17,259	118,340	5,288	31,626	34,271
12	Liabilities derived from the net stable financing ratio	17,259
13	All other liabilities and equity instruments not included in the above categories		118,340	5,288	31,626	34,271
14	Total stable financing available (FED)					1,196,676
15	Total high-quality liquid assets (ALAC)					10,173
EU-15a	Encumbered assets with a residual maturity of one year or more in a coverage pool		1,714	1,989	41,063	38,050
16	Deposits held in other financial institutions for operational purposes		2,429	78	883	2,136
17	Loans and securities executed:		376,491	106,077	707,188	702,099
18	Securities financing operations with financial clients guaranteed by ALAC level 1 subject to a 0% haircut.		150,874	6,076	3,857	8,804
19	Securities financing operations with financial clients guaranteed by other assets and loans to financial institutions		43,772	12,729	48,673	58,582
20	Loans to non-financial corporate clients, loans to retail clients and small businesses, and loans to sovereigns, and PSEs, of which:		126,793	71,569	314,939	590,681
21	With a risk weight of less than or equal to 35% according to the Basel 2 Standardized Approach to credit risk		20,821	10,409	50,501	249,528
22	Residential mortgages in foreclosure, of which:		7,338	6,714	302,735	—
23	With a risk weight of less than or equal to 35% according to the Basel 2 Standardized Approach to credit risk		5,759	5,323	278,596	—
24	Other loans and securities that are not in default and are not considered ALAC, including publicly traded stocks and on-balance sheet trade finance products		47,714	8,988	36,984	44,032
25	Interdependent assets		2,261	—	—	—
26	Other assets:		138,557	3,911	159,795	188,467
27	Physically traded commodities				213	181
28	Assets deposited as initial margin for derivative contracts and contributions to CCP default funds		765	1	11,970	10,825
29	Assets derived from the net stable financing ratio		18,302			1,043
30	NSFR derivative liabilities before deducting posted variation margin		28,883			1,444
31	All other assets not included in the above categories		90,607	3,910	147,612	174,974
32	Off-balance sheet items		385,874	4,510	18,009	15,738
33	Total RSF					956,664
34	Net Stable Funding Ratio (%)					125%
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LIQ2 - Net Stable Funding Ratio (NSFR) (30.06.2025)
	EUR million	a	b	c	d	e
	(in currency amount)	Unweighted value by residual maturity				Weighted value
		No maturity	< 6 months	6 months to < 1 year	1 year
1	Capital elements and instruments	111,423	—	—	16,930	128,353
2	Own funds	111,423	—	—	16,930	128,353
3	Other capital instruments		—	—	—	—
4	Retail deposits		612,525	15,164	11,264	595,921
5	Stable deposits		388,627	6,120	3,087	378,096
6	Less stable deposits		223,897	9,044	8,177	217,825
7	Wholesale financing:		578,011	60,899	258,703	435,934
8	Operational deposits		52,383	—	—	26,191
9	Other wholesale financing		525,629	60,899	258,703	409,743
10	Interdependent liabilities		2,408	—	—	—
11	Other passives:	14,537	114,413	5,447	32,711	35,435
12	Liabilities derived from the net stable financing ratio	14,537
13	All other liabilities and equity instruments not included in the above categories		114,413	5,447	32,711	35,435
14	Total stable financing available (FED)					1,195,643
15	Total high-quality liquid assets (ALAC)					9,654
EU-15a	Encumbered assets with a residual maturity of one year or more in a coverage pool		1,737	1,981	40,303	37,418
16	Deposits held in other financial institutions for operational purposes		2,602	115	754	2,113
17	Loans and securities executed:		347,200	101,765	710,717	700,156
18	Securities financing operations with financial clients guaranteed by ALAC level 1 subject to a 0% haircut.		131,853	4,126	3,745	7,880
19	Securities financing operations with financial clients guaranteed by other assets and loans to financial institutions		40,386	12,054	43,528	53,072
20	Loans to non-financial corporate clients, loans to retail clients and small businesses, and loans to sovereigns, and PSEs, of which:		126,609	70,483	320,302	597,000
21	With a risk weight of less than or equal to 35% according to the Basel 2 Standardized Approach to credit risk		27,696	12,564	57,452	260,312
22	Residential mortgages in foreclosure, of which:		7,454	6,860	306,600	—
23	With a risk weight of less than or equal to 35% according to the Basel 2 Standardized Approach to credit risk		5,841	5,491	281,218	—
24	Other loans and securities that are not in default and are not considered ALAC, including publicly traded stocks and on-balance sheet trade finance products		40,896	8,242	36,543	42,203
25	Interdependent assets		2,408	—	—	—
26	Other assets:		95,401	3,651	157,417	185,128
27	Physically traded commodities				205	174
28	Assets deposited as initial margin for derivative contracts and contributions to CCP default funds		714	—	10,558	9,581
29	Assets derived from the net stable financing ratio		14,740			203
30	NSFR derivative liabilities before deducting posted variation margin		26,364			1,318
31	All other assets not included in the above categories		53,582	3,651	146,655	173,851
32	Off-balance sheet items		383,638	4,013	17,915	15,872
33	Total RSF					950,340
34	Net Stable Funding Ratio (%)					126%

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LIQ2 - Net Stable Funding Ratio (NSFR) (31.03.2025)
	EUR million	a	b	c	d	e
	(in currency amount)	Unweighted value by residual maturity				Weighted value
		No maturity	< 6 months	6 months to < 1 year	1 year
1	Capital elements and instruments	112,977	—	—	17,944	130,921
2	Own funds	112,977	—	—	17,944	130,921
3	Other capital instruments		—	—	—	—
4	Retail deposits		617,049	17,894	9,801	601,208
5	Stable deposits		392,238	6,940	2,517	381,736
6	Less stable deposits		224,811	10,954	7,283	219,472
7	Wholesale financing:		589,894	69,605	254,362	439,064
8	Operational deposits		50,248	—	—	25,124
9	Other wholesale financing		539,646	69,605	254,362	413,940
10	Interdependent liabilities		2,276	—	—	—
11	Other passives:	12,929	125,921	5,464	32,126	34,858
12	Liabilities derived from the net stable financing ratio	12,929
13	All other liabilities and equity instruments not included in the above categories		125,921	5,464	32,126	34,858
14	Total stable financing available (FED)					1,206,050
15	Total high-quality liquid assets (ALAC)					9,361
EU-15a	Encumbered assets with a residual maturity of one year or more in a coverage pool		1,734	2,028	42,410	39,247
16	Deposits held in other financial institutions for operational purposes		2,330	115	752	1,974
17	Loans and securities executed:		365,035	97,777	720,086	707,250
18	Securities financing operations with financial clients guaranteed by ALAC level 1 subject to a 0% haircut.		135,235	4,774	3,656	8,065
19	Securities financing operations with financial clients guaranteed by other assets and loans to financial institutions		47,575	11,290	39,182	48,837
20	Loans to non-financial corporate clients, loans to retail clients and small businesses, and loans to sovereigns, and PSEs, of which:		136,425	68,248	321,254	606,958
21	With a risk weight of less than or equal to 35% according to the Basel 2 Standardized Approach to credit risk		33,381	12,299	54,506	265,421
22	Residential mortgages in foreclosure, of which:		3,669	3,981	317,306	—
23	With a risk weight of less than or equal to 35% according to the Basel 2 Standardized Approach to credit risk		2,110	2,533	291,618	—
24	Other loans and securities that are not in default and are not considered ALAC, including publicly traded stocks and on-balance sheet trade finance products		42,131	9,484	38,689	43,390
25	Interdependent assets		2,276	—	—	—
26	Other assets:		86,327	3,790	163,209	188,077
27	Physically traded commodities				199	169
28	Assets deposited as initial margin for derivative contracts and contributions to CCP default funds		707	—	11,606	10,467
29	Assets derived from the net stable financing ratio		12,579			—
30	NSFR derivative liabilities before deducting posted variation margin		23,952			1,198
31	All other assets not included in the above categories		49,089	3,790	151,404	176,244
32	Off-balance sheet items		391,027	5,298	14,393	15,141
33	Total RSF					961,050
34	Net Stable Funding Ratio (%)					125%
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10. ESG RISK
10.1. Environmental risks
10.1.1. Business strategy and processes
This section covers the requirements on qualitative information on environmental risk, specifically, the point on business strategy and processes, for questions (a), (b) and (c)
This is a summary of the overall climate strategy integrated into the strategies of our five global businesses. For further detail, please refer to our annual report, available in our corporate website.

Our approach
Santander has identified material impacts, risks and opportunities in the double materiality assessment linked to climate. As required by the European Corporate Sustainability Reporting Directive (CSRD), below we disclose our transition plan, based on three pillars. To support our customers and the communities we serve in their transition objectives; assess our customers’ climate-related risks to manage the impact on their business and on our operations; and work to the align our portfolios, consistent with local law and regulation:
1
Supporting our customers in their transition goals

We support our customers in the transition to a sustainable economy. We’re making headway with our target of raising or facilitating EUR 220 billion in green finance between 2019 and 2030, after having achieved our EUR 120 billion target eighteen months early. We offer our customers guidance, advice and specific solutions, as well as a wide range of products to invest in according to their sustainability preferences. Additionally, in March 2025, we reached our target of EUR 100 billion in assets under management (AUM) in socially responsible investment (SRI) nine months early.
2
Embedding ESG in risk management

We embed climate, environmental and social aspects in risk management from a regulatory and control perspective, including a materiality assessment that feeds into our double materiality assessment and sustainability strategy.
3
Aiming to align our activity with the Paris Agreement Goals

We work to align our portfolio with the Paris Agreement goals to help limit global warming. We either set sector portfolio alignment targets or portfolios under monitoring. We closed 2025 with six targets in five sectors, additional portfolios under monitoring and an alignment approach for our asset management activity. The management of these targets and portfolios under monitoring, in line with the rest of the IROs, is carried out in accordance with local law and regulation in the markets where we operate and creating value for our customers and shareholders. Their update and evolution reflect the present and expected performance of the economies and customers we serve.
Meanwhile, we continue to reduce our impact on the environment by implementing efficiency measures in our own operations and sourcing all our electricity from renewable sources in our core markets.

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Environmental aspects are considered in financial planning through the Group's strategic exercises, which have different time horizons. Materiality assessment is relevant in defining our strategy, risk appetite, and other stress tests such as ICAAP.
The climate scenarios used consider the different drivers of vulnerability to transition, to environmental events such as floods that cause disruptions in the supply chain or droughts that lead to shortages of resources such as water, as well as the impact on the demographic evolution of populations in different geographical areas.
In addition, the Group has set a number of climate and environmental goalsA:

	2019	2020	2021	2022	2023	2024	2025	2025/2030 target
Green finance raised and facilitated (accumulated EUR bn)B	19.0	33.8	65.7	94.5	115.3	139.4	174.0	120 bn by 2025	✓
								220 bn by 2030
AuM in Socially Responsible Investments (accumulated EUR bn)			27.1	53.2	67.7	88.8	129.9	100 bn by 2025	✓
Thermal coal-related power & mining phase out (EUR bn)					4.4	4.2	2.3	0 by 2030
Emissions intensity of power generation portfolioC					149	88		102 - 124 kgCO2e/MWh in 2030
Emissions intensity of oil & gas portfolioC,D,D					3.08	3.15		2.31 - 3.03 tCO2e/TJ in 2030
Emissions intensity of steel portfolioC					1.47	1.51		1.17 - 1.28 tCO2e/tS in 2030
Emissions intensity of auto-manufacturing portfolioC					135	128		80 - 98 gCO2/vkm in 2030
Emissions intensity of auto-lending portfolioC,E				137	133	129		70 - 109 gCO2e/vkm in 2030
Electricity from renewable sourcesF	50%	57%	75%	88%	97%	96%	100%	100% by 2025	✓
A.The efforts to meet these targets are in accordance with local law and regulation
B.Includes Grupo Santander's contribution to green finance: project finance; green bonds; export finance and advisory services to help customers transition to a low-carbon economy.
C.The figures displayed are the latest available given limited data availability from customers to assess financed emissions. We used Banco Santander's internal calculation methodology, which is based on the Partnership for Carbon Accounting Financials (PCAF), 2022.
D.It includes scope 1 and 2 emissions from the upstream oil & gas portfolio. Scope 3 is considered in the primary energy mix index monitoring metric.
E.Consumer lending for the purchase of passenger cars in Europe.
F.In countries where we can verify electricity from renewable sources at Banco Santander properties. It considers the 10 core markets where we operate.

Our ambition
Our approach is to help our customers transition to a low carbon economy by offering finance and advice, while we continue working towards net-zero carbon emissions by 2050.
The transition will depend on a number of factors beyond our control, including public policy frameworks and incentives that accelerate alignment in the real economy, as well as continued technological developments supportive of the energy transition. Capital will flow to markets where risk-return and demand for sustainable technologies work. Policy and regulation are key enablers for this to happen: and this, in turn, is reflected in our performance and the annual review.
Investment targets towards environmental objectives
As a bank, our main lever is to support customers' transition. We continue to enhance our sustainable finance and advisory proposition in our global businesses by:
1. identifying trends and needs in the economies and customer segments we serve;
2. having commercial teams in place with the skills required to meet these needs, and
3. developing the support structure for these skills, including our value proposition, standards, governance, and systems.
In Corporate & Investment Banking (CIB), we have reached EUR 174 billion in green finance raised and facilitated since 2019, achieving our EUR 120 billion by 2025 target, and are working towards reaching EUR 220 billion by 2030. In 2025, Wealth reached EUR 129.9 billion in assets under management (AuM) in socially responsible investment (SRI), reaching our EUR 100 billion target nine months early.
Limits for assessing and addressing environmental risk
This section covers the requirement on limits for financing projects or counterparties in relation to environmental risks (q)
Our E&S risk management policy is structured around a set of principles that reflect our support for a just and sustainable transition, driven by growth, while recognizing the specific realities of each region and complying with applicable local laws and regulations.

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This policy, which is reviewed annually and is publicly available, defines the criteria applicable to investing in entities and providing financial products and services to clients in the oil and gas, electricity generation and distribution, and mining and metallurgy sectors, as well as to activities related to agricultural commodities. In compliance with applicable local laws and regulations, it also pays special attention to biodiversity conservation, focusing on the potential risks of deforestation with clients in the agro-industrial sector in the Amazon biome and on the degradation of nature. The policy thus establishes criteria for restriction and special attention for various activities within the aforementioned sectors.
Taking into account the principles and criteria set out in our policy, analysts evaluate clients and projects on a case-by-case basis, taking into account applicable local regulations and the specific risks associated with both the client and the transaction.
In addition, it is worth mentioning that the limits for addressing environmental risk are integrated into our risk appetite limits, which define the metrics (limits and alerts) for managing exposure to environmental sectors in line with the Group's strategy. Local units develop management metrics and indicators tailored to their business models and geographic exposures, including metrics that monitor energy efficiency in mortgage portfolios and concentrations of exposures subject to high physical risk.
These metrics are subject to a governance and escalation model, specifically for the Group through the Risk Control Committee (RCC), the Board Risk Committee (BRC), and ultimately the board of directors, with quarterly reviews under normal circumstances and monthly monitoring in the event of non-compliance, as well as locally approved governance models in each of the units. For further details, see section 10.1.3 Risk Management.
Policies and procedures relating customer engagement on their strategies to mitigate and reduce environmental risks
This section covers the requirement on qualitative information on environmental risk, specifically, the point on business strategy and processes, for question (d)
CIB implementation strategy entails several actions to support our customers in their climate objectives and to achieve our sectoral alignment targets. These actions include an assessment of our customers’ transition plans, customer engagement, segmenting customers based on a climate tiering approach, and dedicated portfolio steering governance. We also collect additional data to supplement the risk analysis process; and conduct E&S policy reviews. Given our actions relate directly to our customers’ activity, it is not practical to make quantitative estimates of how each action contributes to achieving our targets. All actions described below cover the CIB business globally.
Customer climate tiering
A key element of our implementation strategy is the customer climate tiering approach, which we align with local government laws and policies. The outcome of this tiering approach is an assessment of our customers’ current and expected progress to align with our climate sector objectives. Over the last few years, we have implemented this approach for all sectors with alignment targets (automotive manufacturing, power, oil & gas and steel) and adapted it where necessary to account for sector differences. We review the climate tiering assessment for each sector every year to reflect our customers’ progress.
Our approach aims to facilitate the achievement of our alignment targets and to develop a strong understanding of our customers’ transition strategies towards low-carbon business models. We take a business approach and to not apply any individual customer exclusions solely based on customer climate tiering. This framework is supported by governance processes, involving various internal stakeholders, such as front office teams, risk functions, and senior management to guide the potential portfolio steering actions (for more details, see the Portfolio Steering section below). It is structured around four main iterative steps: Collect, Assess, Engage and Review. We have used several internationally recognized references as inputs and adapted them to our requirements and objectives.
Collect: We collect relevant information as part of regular customer dialogue and engagement. In addition, we source specific climate related information through tailored requests that contain transition-focused elements designed to help us better understand companies’ alignment strategies. We also seek to source reliable and consistent information from credible third parties to complement our understanding.
We collect and update this information both at the customer onboarding stage, and as part of the regular business and risk assessment review with each customer, which we perform at least once a year.
Assess: Our assessment consists of a two-step approach designed to categorize our customers according to their emissions pathway and perceived quality of their transition strategy.
The first step involves assessing how our customers’ emissions trajectory aligns with our current sectoral portfolio baseline and future sectoral portfolio targets. The second step assesses the quality of each customer’s transition plan. Our transition plan assessment methodology focuses on four pillars:
1.Targets pillar: This focuses on the quality and ambition of the customer’s quantitative GHG emissions targets. Where possible, we assess both short- and long-term, as well as absolute and intensity reduction targets.
2.Action plan pillar: This considers the credibility of the customer’s implementation strategy to achieve its alignment targets. We assess the business strategic integration of climate change risks and opportunities; the existence of climate scenario planning; planned capital expenditure (CAPEX) for climate solutions; and time-bound action plans to achieve targets.
3.Disclosure pillar: This focuses on the transparency of reporting on historical emissions performance across all relevant scopes, the level of assurance, and the degree of reporting alignment with leading reporting frameworks such as TCFD.
4.Governance pillar: This considers the level of management oversight and governance of the customer’s transition strategy. We assess the level of seniority of executives accountable for climate strategy, and board committee oversight of climate change issues.
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Our transition plan assessment methodology includes higher weightings for assessment criteria deemed to be critical to credible transition plans, compared to lower weightings for those that are considered supporting criteria. The more highly weighted criteria are designed to prioritize focus areas for customer engagement.
Ultimately, our customer climate tiering system comprises four categories (Leader, Strong, Moderate and Weak).

Two step tiering system

GHG emissions profile alignment	•Current GHG emissions profile •Future targeted GHG emissions trajectory •Assessment of alignment with Santander’s pathway
↓
Transition plan quality assessment	•Internal methodology to assess perceived quality of transition plans •Developed using established transition plan assessment methodologies

Transition pillar	Overview

1. Targets	Quality and ambition of quantitative targets to reduce GHG emissions

2. Action plan	Depth of alignment strategy to achieve GHG emissions reduction targets

3. Disclosure	Transparency on GHG emissions reporting across relevant scopes

4. Governance	Management oversight and governance of transition strategy

Tier categories		Description

Tier 1	Leader	•Emissions profile fully aligned with Santander’s pathway •Strong transition plan

Tier 2	Strong	•Emissions profile fully aligned with Santander’s pathway but improvement needed in transition plan; or •Strong transition plan but emissions profile partially aligned with Santander’s pathway

Tier 3	Moderate	•Emissions profile partially aligned with Santander’s pathway, but improvement needed in transition plan; or •Emissions profile not aligned with Santander’s pathway, but strong transition plan

Tier 4	Weak	•Emissions profile not aligned with Santander’s pathway •Weak transition plan
Senior experts from our ESCC, Portfolio Alignment and Sustainability Solutions teams delivered internally-organised briefings to sector- specific relationship managers and ESCC analysts. These focused on gathering information to complete the transition plan quality assessment (the second step in our customer climate tiering system).
Expert resources from our global Sustainability Solutions team are made available for further education and advice on customers' transition plans assessment.
Engage with customers: Our customer climate tiering system seeks to facilitate tailored transition dialogue to help lower-tiered customers move up to higher tiers over time, consistent with their transition or business strategies.
In 2025, we continued to focus our customer engagement efforts on lower-tiered customers. We use internal transition assessment dashboards for relationship managers, designed to help identify of customer-level priority areas, industry benchmarking, and opportunities to support our customers in financing their transition. Of all the customers that are in scope of our targets, approximately two-thirds included sustainability-related discussions in 2025.
Review: Our relationship managers perform the customer transition plan assessment in cooperation with ESCC risk analysts. Our Sustainability Solutions and Portfolio Alignment teams then carry out portfolio level reviews to determine final tierings. This portfolio level review is important to help identify key trends and challenges in each sector, as well as for future transition plan assessment methodology improvements.
We completed initial assessments for both steps for all sectors where targets have been set. Subsequently, we reviewed and enhanced transition plan quality assessments, drawing on updated reference methodologies and sector-specific research. This led to improved guidance and a more focused set of questions that include sector-specific questions to assess transition plan quality.
The figure below shows the breakdown of our climate tiering system output for all entities in scope of our original sector targets, by sum of drawn exposures as of the end of 2025. See sections below for further details on each sector’s portfolio composition and evolution.

Climate tiering aggregated for the sectors for which we had set targetsA
A. Based on 2025 year-end drawn exposure, according to portfolio alignment methodology, and including project finance, both in operation and under construction.
Among our corporate customers with drawn exposure and a transition plan assessed in 2025, around two-thirds have set quantitative emissions-reduction targets for sector-material GHG scopes. These companies’ targets cover both the 2030–2039 period and longer-term ambitions towards 2040–2050. The same proportion have established absolute reduction targets.
Approximately four-fifths have adopted time-bound action plans to align their business with a low-carbon pathway, while a similar share conduct climate-scenario analysis and have implemented the TCFD recommendations.
Over half report or commit to align future CAPEX with low-carbon solutions. More than four-fifths have obtained third-party verification of their scope 1 and 2 emissions and have

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assigned board- or management-level responsibility for climate oversight.
Portfolio steering
CIB’s portfolio steering governance is designed to identify actions to support our customers’ transition and manage our portfolio to achieve our climate targets. A quarterly portfolio steering meeting operates at the core of our governance. Its scope includes monitoring progress towards the achievement of our portfolio targets. All relevant CIB functions are represented at this meeting. In addition, a monthly portfolio alignment meeting provides technical support by reviewing methodologies and monthly critical KPI performance.
Our risk appetite and lending policies are important tools for monitoring and steering the portfolio towards our financed emissions targets. Our customer climate tiering assessment informs our risk appetite for each sector where targets have been set. We comply with fair access laws and policies where they are applicable.
In addition, Santander’s E&S risk management policy sets out the criteria for providing financial products to customers involved in several of the sectors within the scope of our financed emissions targets. For all sectors with alignment targets, we’re embedding customer climate tiering and engagement considerations in annual credit risk reviews. For one-off transactions (e.g. project finance), we assess a transaction’s impact on financed emissions targets for the relevant sector portfolio.

Contributing to integrity in transition finance

We contribute to furthering industry knowledge of transition finance as an enabler towards net zero. As part of our long-standing support for education, employability and entrepreneurship, we have collaborated with the University of Oxford, funding the development of the Transition Finance Centre of Excellence for the last three years. This centre aims to play a prominent role in defining aspects of transition finance, such as best practice sectoral transition plans and new tools and insight for practitioners.

Research has focused on multiple angles of transition finance, including developing a deeper understanding of assessing companies’ transition plans in emission-intensive sectors,	exploring external dependencies in corporate transition plans and assessing transition plans with more granular asset-based approaches as well as equity principles. Research has also included corporate net zero transition plan implications for loan pricing, the development of tools to assess sustainability-linked bond pricing, and other topics such as the economics of critical minerals and climate transition policy.

For more details about this collaboration and published research outputs, please visit smithschool.ox.ac.uk.

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10.1.2. Governance
This section covers the requirement on qualitative information on environmental risk, specifically, the point on governance, for questions (e), (h), and (g)
Governance bodies and frequency
The Group's board of directors is responsible, among other things, for approving the sustainability strategy.
The responsible banking, sustainability and cultural committee assists, among other matters, in the development and implementation of the Group's sustainability strategy and responsible business policies, in support of the board of directors, through monitoring, supervision and evaluation of these. The committee works in coordination with other board committees which also analyse specific sustainability topics. The audit committee is responsible for supervising and reviewing the financial and non-financial information process, as well as the internal control systems. In turn, the risk supervision, regulation and compliance committee supports and advises the board of directors in defining and assessing the Group’s risk policies and in determining the risk appetite — current and forward-looking — as well as the strategy and culture in this area. For more information on the composition, operation and activities undertaken in 2025 by these committees, see the ‘Corporate governance’ chapter.
The overseeing of material sustainability issues, as well as the main lines of action for their management, are periodically reviewed through the bodies shown below, which together form the governance of the function:

Santander Group board of directors
Sets the sustainability strategy and prepares annual accounts and management report, which shall include sustainability statement, in compliance with local law and regulation

é	é	é é

Risk supervision, regulation and compliance committeeA
Support the board of directors in determining the risk appetite.
Oversee the integration of environmental, social and governance risks into management, in coordination with the responsible banking, sustainability and culture committee.

Audit committee
Reviews Banco Santander and Group financial statements and non financial information, monitor legal requirements compliance and assesses information and internal control systems.
Assess the process for preparing and presenting non-financial information, including sustainability information, in coordination with the responsible banking, sustainability and culture committee.

Responsible banking, sustainability and culture committee
Advise the board of directors on the design of the responsible banking and sustainability strategy and policies.
Oversee the integration of environmental, social and governance (ESG) risks into management, in coordination with the risk supervision, regulation and compliance committee.
Assess the process for preparing and presenting non-financial information, including sustainability information, in coordination with the audit committee.

é	é	é
Executive & management level (main bodies & functions)

Risk control committee	Accounting, financial management and sustainability information corporate committee	Sustainability, risk, ESG Reporting and ESG businesses function

Defence lines:

1st line of defence (Business owners, general accounting and management and sustainability function)	2nd line of defence (Risk & compliance)	3rd line of defence (Internal Audit)

¢ Overall responsibility ¢ Supervisory oversight é Reporting é Risk é Impact é Opportunities
A. This committee works with the RBSCC (Responsible Banking, Sustainability and Cultural Committee) to review ESG-related conduct risk, reputational issues, risk policies and how business units adopted these policies.

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Management body's integration of environmental risks, organizational structure both within business lines and internal control functions
This section covers the requirement on qualitative information on environmental risk, specifically, the point on governance, for question (f)
In 2025 we continued to embed climate management in business as usual across different areas such as business, risk and sustainability. For instance, CIB has a team that works on portfolio alignment with the relevant governance, while Wealth continued to reinforce and update the working groups and policies that oversee and coordinate its SRI strategy. Consumer has several working groups that meet monthly to address sustainability projects and matters, and quarterly to review progress with the sustainability agenda.
Beyond these global businesses, numerous local units engage in a process that the Group Sustainability area coordinates. The aim is to make headway with the alignment agenda, promote the sharing of knowledge and expertise, and seek synergy in the design of reliable transition plans. These local units comply with fair access laws and other relevant local laws and regulations.
Other corporate-level initiatives and groups that support governance meet regularly to implement our climate change agenda and report on regulation updates. For instance, our sustainability public policy working group updates on upcoming climate and sustainability regulation; a regulatory radar governance working group meets quarterly to monitor the status of implementation of sustainability regulations; an environmental footprint working group measures our footprint and reviews ways to reduce it; and a sustainable bonds working group oversees the sustainable bonds that the Group and its subsidiaries issue.
The Internal Control and Finance Execution team, in the Financial Accounting & Management Control division oversees the disclosure, supervision and control of the ESG information the Group uses to meet regulatory requirements and stakeholder expectations. In 2025, the team worked, together with each responsible area, to strengthen the process for gathering information and the governance and control of disclosed information. The emission reduction objectives of our own operations emissions (scopes 1 & 2) have been reviewed in the Group’s ESG Reporting Forum.
As part of the assessment and tagging of transactions under sustainability criteria, we hold global and local classification meetings to provide additional scrutiny and validation, and coordination across the Group; agree on labelling transactions as environmental, social or sustainable; and make sure that we use the same standards and procedures across our footprint. We ensure that these classification meetings comply with all applicable local laws and regulations. The panels are led by the risk function and/or sustainable business, and are also attended by compliance, sustainability and other business areas.
The internal audit function reviews climate risk, for more details see the section '10.2.2 Governance'.
Since 2020, the Group’s variable pay scheme and, since 2022, our long-term incentives, have considered green finance and the progress made with climate and other sustainability targets.
Santander integrates short-term, medium-term and long-term effects of environmental risks for the purposes of risk management through the integration of climate-related and environmental risk in our main strategic financial planning, which comprises annual budgeting, our three-year financial plan and the Group’s long-term strategic plan.

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Alignment of the remuneration policy with environmental risk-related objectives
This section covers the requirement on qualitative information on environmental risk, specifically, the point on governance, for questions (i)
Grupo Santander’s remuneration policy reflects our strategic and long-term sustainability objectives and is aligned with the regulations in the markets in which we operate. Variable pay is based on pre- determined, specific and quantifiable financial, sustainability-based and value-creation targets, except where to do so for local employees would be in conflict with local laws.
Our remuneration scheme integrates sustainability metrics consistent with Santander strategy, in accordance with local law and regulation.
The long-term incentives (LTI) scheme applies to our top Groups' executives, including the Executive Chair and the CEO.
Sustainability has formed part of the LTI schemes since 2022, with a 20% weighting.
In 2025, 7% of the variable remuneration received by the Chairwoman and the CEO has been linked to sustainability (vs. 8% in 2024), while 2% of their total remuneration has been linked to climate actions as last year.
The sustainability component of short-term variable remuneration is evolving consistently with ESG risk management. Therefore, we are incorporating environmental and social risk management indicators, within the qualitative risk modifier of the Group’s short-term incentive framework for 2026 (see section 6. Remuneration in annual report for further details).
The board of directors approve these sustainability incentives schemes on the basis of the proposal made by the responsible banking, sustainability and cultural committee and the remuneration committee.
The proposal for 2026-2028 will be subject to vote at the General Meeting in 2026, in accordance with local Law and regulation (see section 6. Remuneration in annual report for further details).
In 2025, the sustainability metrics consistent with our objectives for long-term incentives for senior executives for the 2025–27 period were approved at the Annual General Meeting, with a weighting of 20%). 50% of the sustainability scorecard is linked to supporting the transition to a low-carbon economy through green financing raised and facilitated by the Group, including improving climate data, progress on actions to align our portfolios, enhance sustainable product offering to address market needs, further embed climate and environmental risk, and aim to support policy action and market developments.
Executive directors’ variable remuneration consists of a single incentive scheme, linked to the achievement of short-and long-term objectives. It is structured as follows:
•The final amount of variable remuneration will be set at the start of the following year (2027) based on the target bonus amount and subject to compliance with the annual objectives.
•40% of the incentive will be paid immediately once the final amount has been set, and 60% will be deferred and paid out over five years and subject to long-term metrics:
◦The amount deferred over the first two years (20% of the total) will be paid in 2028 and 2029 on the condition that no malus clauses are triggered.
◦The amount deferred over the next three years (40% of the total) will be paid in 2030, 2031 and 2032, on the condition that no malus clauses are triggered and long-term targets. Deferred incentive subject to long-term performance objectives– are met. The long-term targets, described in the annual report, are:
A.Relative performance of Banco Santander's total shareholder return (TSR)
B.Banco Santander’s consolidated Return on tangible equity (RoTE)
C.Sustainability metrics, with a weighting of 20% of the total
The sustainability metrics are designed to support delivery of the Group’s sustainability goals, while contributing to a simplified and focused long-term incentive structure.
More specifically, for the 2026 incentive, the sustainability portion of the long-term incentive will be determined based on performance in the following metrics and targets, which together determine the final payout of 20% of the portion of variable compensation tied to multi-year goals.
Regarding environmental aspects, these targets cover:
•Sustainable business. This goal includes how we support our customers' business through sustainable finance:

Finance raised and facilitatedB between 2026 and 2028 (EUR bn)	Coefficient
≥ 240	1.25
≥ 192 but < 240	1 – 1.25A
≥ 140 but < 192	0 - 1
< 140	0
A. Increase of the coefficient is proportional to its position on this line of the scale.
B. Grupo Santander's contribution to our customers’ sustainable business: CIB green finance raised and facilitated and Retail & Commercial sustainable finance finance and Digital Consumer Bank green finance.
As regards the overall assessment of these ESG metrics, they will be measured jointly with the social risk targets set out in the section on Remuneration policy for social aspects objectives. Each ESG goal has a different weighting:
•Women in executive positions: 20%
•Financial inclusion: 20%
•Sustainable business: 60%
This information can be found in the 6.4 'Directors' remuneration policy for 2026, 2027 and 2028' section in the annual report.

Access 2025 annual report available on the Santander Group website

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10.1.3. Risk management
This section covers the requirement on qualitative information on environmental risk, specifically, the point on risk management, for questions (j), (l), (m), (n) and (q)
Integration of environmental factors in the risk framework: management, setting of limits and tools 6
At Grupo Santander, we manage the environmental and social factors of our global portfolio by considering all risk types and prioritizing the most material ones. Below we describe how we embed these factors in the risk management cycle.
Risk management cycle
1. Identification
We conduct regular risk identification exercises to assess events that could threaten the Group's strategic plan. These exercises consider environmental risk factors beyond climate, such as nature and biodiversity, as well as social factors.
Risk identification enables us to understand the internal and external threats that the environment and climate change pose to our business model, profitability, solvency and strategy.
We use tools such as the internal risk taxonomy, heatmaps and materiality assessments, which provide the basis for identifying and classifying material environmental and social risks across our portfolios.
In 2025, we determined the social factors that will apply to Grupo Santander’s loan portfolio and will embed them in our materiality assessment in 2026, including an assessment of social factors that may have a potential impact based on regulatory requirements, international standards and market best practices (EBA7 , EBRD8 , World Bank, and others). This will be done in a way that at all times complies with local law and takes into account local policy where appropriate.
2. Planning
We include E&S risk management in strategic planning, which spans several time horizons in addition to ad-hoc analysis at each moment:
•One year for the short term (this is the standard time horizon for the short term in the Group).
•One to five years for the medium term (financial planning).
•Over five years for the long term (strategic plan).
Specifically, we challenge the strategic plan to identify potential threats that could prevent us from achieving our objectives.
3. Assessment
At Grupo Santander, we assess how ESG factors may increase risk over the short, medium and long term. Our assessment of the ESG factors that could be material due to their potential impact on the Group’s risk profile considers these aspects:
6 Risk management follows a global approach while aligning to local regulatory and legal requirements.
7 European Banking Authority.
8 European Bank for Reconstruction and Development.
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1	Review of E&S drivers	We use a variety of references (TCFDA, TNFDB, UNEP FI, ENCOREC, SBTND, NGFSE) and analytical toolsF to identify and monitor environmental and social risk factors across risk types.

2	Analysis of transmission channels	We analyse how the factors identified in the previous stage could impact on the risk types included in our risk management framework.

3	Assessment of potential impact on the main risks	We analyse the potential impacts should the risk factors previously identified through the transmission channels materialize, based on qualitative and/or quantitative approaches.

4	Consolidated materiality	We aggregate impact results by risk type in a consolidated materiality using a five-point RAGG scale across short, medium and long-term horizons.

A. Task Force on Climate-related Financial Disclosures.
B. Taskforce on Nature-related Financial Disclosures.
C.Exploring Natural Capital Opportunities, Risks and Exposure (a materiality database of dependencies between production processes and ecosystem services).
D. Science Based Targets Network.
E. Network for Greening the Financial System.
F. Heatmaps, sectoral and environmental materiality, historical information, scenarios and customer assessments.
G. Red, amber and green (RAG).

The following table shows the consolidated results of the materiality assessment by risk type and time horizon9 as at year-end 2025:

Consolidated materiality assessment
	Transition Risk			Physical Risk
	ST			ST
	Climate / Nature	MT	LT	Climate / Nature	MT	LT
Credit riskA
CIB	● ●	●	●	● ●	●	●
Corporate & SME	● ●	●	●	● ●	●	●
Individuals	● ●	●	●	● ●	●	●
Auto Consumer	● ●	●	●	● ●	●	●
Operational riskB	●	●	●	●	●	●
Market risk	●	●	●	●	●	●
Liquidity risk	●	●	●	●	●	●
Reputational risk	●	●	●	●	●	●
● Low ● Moderately low ● Medium ● High ● Very high
Short term (ST): <2030 | Medium term (MT): 2030-2040 | Long term (LT): >2040-2050. A. Assessment as of September 2025. B. Assessment as of November 2025

9 The need to assess a longer time period for the short and medium term is intended to adequately reflect the impact of physical and transition risks. Additionally, scenarios have been considered to calculate the different time horizons.

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In 2025, we continued to enhance our materiality assessment by embedding regulatory requirements, industry best practices and greater harmonization across risk factors, particularly with regard to information sources, thresholds and scenarios. Moreover, we embedded nature-related materiality alongside climate-related materiality.
The table above shows the consolidated results of the materiality assessments by risk factor. These assessments use specific tools and methodologies to assess the potential impact of climate- and natural capital-related factors. We use this risk factor materiality assessment to underpin climate risk identification and assessment as part of our double materiality procedure.
The materiality assessment's rationale for each risk type is as follows:
•3.1 Credit risk:
We conduct regular materiality assessments to identify, assess and monitor the Group’s environmental credit risks by sector and geography. This assessment includes both a current-state review and a forward-looking analysis using scenario analysis techniques for climate risks.
Internally-developed scenario analysis and climate stress testing models enable us to calculate impacts and monitor climate sensitivity across key credit risk metrics, such as probability of default (PD), across different time horizons, scenarios and with granular detail by geography and sector.
We complement the materiality assessment with these initiatives:
–Customer assessment for the corporate portfolios that analyse the key aspects of transition, physical, social and environmental risk. Our subsidiaries conduct this assessment locally.
–Sector focus, through specific analyses of key sectors such as real estate or consumer auto financing.
–Geographical assessment of physical risk, which includes analyses of acute and chronic physical risks based on external expert models and considering different scenarios and time horizons.
The materiality assessment plays a key role in setting our strategy, risk appetite and other resilience exercises, such as ICAAP (Internal Capital Adequacy Assessment Process).
Klima

Klima is our internal management tool for identifying, assessing and monitoring climate and environmental risks at both Group and subsidiary level.
It collects and processes the information required for materiality assessments, including risk exposures and vulnerabilities, with a granular breakdown by sector, subsector, segment and geography. The tool supports specific portfolio analyses carried out for physical risk, consumer auto and real estate, among others, and enables the monitoring of sensitivities through scenario analysis. We continue to develop new functionalities to enhance credit risk management, in line with market best practices.

3.1.1 Climate and nature materiality:
Climate change and the loss of nature and biodiversity are inextricably linked. Climate change represents one of the main drivers of nature loss, affecting ecosystem resilience and limiting their capacity to regulate the climate and act as carbon sinks. That’s why we’ve embedded nature-related analysis in our materiality assessment, using various tools as references (ENCORE and SBTN). This approach has enabled us to identify the sectors most exposed to transition risk (impacts) and physical risk (dependencies) across our portfolio.
The results of our 2025 credit risk materiality assessment by sector are in the table below. For the first time, the assessment includes nature-related materiality, as well as the wholesale and retail trade sector within the risk taxonomy, which shows a moderate risk assessment.
Overall, climate-related materiality follows a similar trend to that observed in 2024, as the Group’s exposure remains largely concentrated in sectors that are not highly vulnerable to climate transition risk. Although the highest risks10 are concentrated in CIB, they do not represent a significant weight of the Group’s overall exposure. Our portfolios continue to show low vulnerability to physical risk, as they are predominantly located in areas with lower risk levels. The increase observed in the agriculture sector under the forward-looking view reflects improvements in data granularity and updates to the models and scenarios we use for these forecasts.
With respect to nature-related materiality, we did not identify high risk levels. However, the assessment shows medium risks, with agriculture and water and waste management standing out as the most affected sectors in terms of both dependencies and impacts.

10 Sectors such as Power - Electricity (conventional) and Mining & Metals do not distinguish activities that do contribute to the transition, due to the NACE classification typology on which the environmental taxonomy is based.
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Materiality assessment – Environmental risk portfolio analysis11

September 2025 (pre-mitigation) - EUR billion			Nature Risks		Climate Risks		Climate Risks
							Transition				Physical
	CIBA	OthersC	TR	PR	TR	PR	Orderly		Disorderly		HHW
	Bn€	Bn€	Current	Current	Current	Current	2040	2050	2040	2050	2040	2050
Oil & Gas	21	1
Mining & Metals	12	7
Power - Electricity (Conventional)	28	2
Power - Electricity (Renewables)	15	0
Wholesale and retail trade	17	40
Transport	27	12
Auto ConsumerB	0	159
Agriculture	2	8
Manufacturing	44	24
Water and Waste	3	1
Construction	16	16
Real Estate	6	374
Total Environmental Sectors	191	645
Others SectorsD	58	176
Total	249	821
Risk level: ¢ Very high ¢ High ¢ Medium ¢ Moderately low ¢ Low
TR: transition risk (effects of the transition to a low-carbon economy, including changes in regulation, technology and market trends).
PR: physical risk (it comprises acute and chronic).
A. CIB: REC (on and off-balance sheet lending + guarantees + derivatives PFE: Potential Future Exposure).
B. Auto Consumer: Auto SCF HQ + Auto US (Santander Bank N.A. + Santander Consumer USA).
C. Other segments (drawn amount): Individuals + Private Banking + SCF HQ + Auto US and Corporates & SMEs.
D. Other Sectors: CIB, Corporate & SMEs NACEs outside of risk taxonomy perimeter + cards and Other Consumer (Individuals and SCF) + Private Banking products (excl.mortgages).
Exposure 0 represents exposure below EUR 500 million.
As the table above shows, we convey the assessment results through heatmaps that illustrate the vulnerability to environmental risks. These maps reflect the current view and we complement them with internal models that apply to credit portfolios to perform forward-looking analyses over the medium and long term. These analyses consider impacts based on probability, magnitude and duration.
Though we present Group level results with a breakdown by sector, our assessment is considering more granular level of detail within our portfolios (NACE 4 level). This analysis is intended to inform risk identification and portfolio monitoring.

11 It represents a consolidated view. Implications and management in each market are always informed and in compliance with local law and regulation.

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3.1.2 Internal climate models
We use scenario analysis techniques to assess the potential impact of climate-related risks on the loan portfolio under different climate scenarios and time horizons. For this purpose, Santander has developed an internal climate risk model known as GEA, which enables us to quantify the financial impact12 of transition and physical risks, monitored through changes in probability of default (PD). The GEA model comprises these processes:
The model forecasts customers’ costs, revenues and profits by incorporating the impact of changes in the price of carbon and in demand patterns associated with transition risks, as well as productivity losses and asset impairment arising from physical risk. These are its main features:
A.Scenario set: Our Research function adapts scenarios based on NGFS13 scenarios. The climate scenarios we use (Orderly, Disorderly, Hot House World and Neutral) include country- and sector-level detail and provide a comprehensive view of key macroeconomic and environmental dynamics across the regions where the Group operates. These scenarios illustrate different pathways for the global transition towards a low-carbon economy and their implications in terms of financial impact on our corporate customers, primarily through two variables: Gross Value Added and the price of carbon.
B.Physical risk impact: This considers the financial impact of acute and chronic risks, as well as long-term changes in weather patterns to give us a wide range of events that we assess at regional level. For these financial impacts, we use NGFS scenarios and data from an expert insurance company and considering different scenarios and time horizons.
C.Transition risk impact: This uncovers changes in such factors as climate policies, technology, and investor and consumer sentiment that can affect demand. These factors affect customers individually.
D.Counterparty projections: These show changes in the financial ratios included in the credit risk rating models and are based on forecasted revenues and costs under the different scenarios, including physical and transition risk impacts. The projected ratings give us the associated PD to the counterparty.
12 According to Note 54 'Risk Management': the Group does not believe that additional environmental or climate change risk had a substantial impact on its equity, financial situation and results in 2025.
13 NGFS scenarios provide a common and up-to-date reference point for understanding the evolution of climate risks and trends in climate policy and technologies over different time horizons. That's why we use them as a basis for showing impacts on our portfolios by calculating a range of outcomes.
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NGFS scenarios	RCP climate scenarios
Physical and transition risks	Physical risk

Orderly, assumes ambitious climate policies implemented early, which gradually become stricter. Therefore, both physical and transition risks are relatively moderate.	RCP 2.6: stringent mitigation scenario with the aim to keep global warming below 2ºC. This is associated with orderly scenarios.
Disorderly, climate policies are not introduced until 2030 and may differ between countries and sectors.	RCP 4.5: intermediate scenario where emissions reach their peak in 2040 and then decrease. This is associated with disorderly scenarios.

Hot house world (current policies), it is considering that some climate policies are implemented in some jurisdictions, but global efforts are insufficient to stop significant global warming. Serious physical risks and irreversible changes.

RCP 8.5: very high GHG emissions (keep increasing throughout the whole century). This is associated with Hot house world scenarios.
Neutral, a theoretical scenario constructed under the assumption that there are no transition or physical risk impacts.
3.1.3. Customer assessment
To strengthen our environmental risk factor management, we carry out qualitative assessments that we embed in corporate customer assessments within the CIB and Commercial Banking portfolios. Local teams perform these assessments and analyse each customer’s environmental and social situation. These teams comply with applicable local law and regulations.
We include the results of these assessments in credit decisions as part of the annual customer rating review. Subsidiaries may also include them in materiality assessments where they consider the impact to be significant. Moreover, Santander has developed tools to customize and store ESG questionnaires for customers. These tools support credit risk management.

CIB - PANGEA Project

In 2025, a strategic project was developed to review the corporate client assessment procedure, with the following objectives:
•expand the scope of the assessment to the entire portfolio by adding screening and escalation criteria linked to the Group’s materiality assessment;
•draw up approaches to due diligence and monitoring that are proportionate to each customer’s risk level;
•introduce new data-driven risk identification tools, including artificial intelligence and controversy screening;
•embed E&S factors in credit rating and in credit limit approval;
•strengthen infrastructure, systems, processes and enhance reporting capabilities; and
•optimise roles and responsibilities across the three lines of defence, as well as within global and local environmental, social and climate change (ESCC) teams.
The project will enter into force gradually in 2026. It will remain consistent with local law and regulation.

3.1.4. Specific portfolio analyses
We complement portfolio-level materiality assessments with specific analyses of key portfolios:
Consumer Auto

Given our exposure to this segment, and considering its specific characteristics and regulations, a more granular analysis is carried out considering key risk factors and drivers including residual value risk, portfolio maturity, changes in market sentiment, technological developments, regulation, and variables such as the type of product, the type of engine (internal combustion, hybrid or electric vehicle), among others.

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Physical risk

To assess physical risk by geographical location, we work with an insurance provider, which enables us to assess physical risks (acute and chronic). We analyse the markets where we operate, with a breakdown by postcode for Europe and municipality for the rest of the Group’s subsidiaries, and cover all economic activities in our Risk Taxonomy, as well as the business lines (such as mortgages and automobiles).

For more detail, see section 10.8. Exposures subject to physical risk

Real estate

Our real estate portfolio accounts for a significant portion of the Group’s balance sheet. That’s why we have developed a dedicated module within the Klima tool that provides a detailed view of associated transition and physical risks.
Regarding transition risk, we have enhanced both the quality and quantity of data related to energy performance certificates (EPCs) across the portfolio and boosted data capture. Where actual data is not available, we use estimates based on internal models or external providers.

For more detail, see section 10.5 Energy efficiency of the collateral.

•3.2 Operational risk
We assess the potential impact of physical risk through a combination of specific location-based risk scores, data on the bank’s own facilities and insurance, and internal scenario analysis for certain physical risks. We assess the potential impact of transition risk through operational risk tools and external ESG-related events.
We assess physical risk as low in the short term and moderately low in the medium and long term, mainly due to exposure to more frequent and severe weather events in the regions where we operate.
We consider transition risk exposure as low across all time horizons since we have no evidence of a medium- or long-term increase in legal and compliance risk upon adapting to new environmental regulations. We continue to monitor these factors to be able to spot a potential rise in the level of risk.
In 2025, we added a qualitative operational materiality assessment on nature-related risks. As part of this, we assess the potential impact of physical risk by combining natural capital dependency scores by location with the location of the bank's main premises. We assess the potential impact of transition risk through nature impact assessment tools, which we supplement with a review of external events.
This assessment found that the materiality of nature-related operational risks is low. The predominantly urban location and financial activity of our buildings and offices back this conclusion, not to mention the current regulatory and penalty framework, which does not foresee a significant increase in penalties or legal action in the short term.
•3.3 Market risk:
To assess the potential impact of climate factors, we conduct regular analysis of our trading portfolios to identify the materiality of positions with potential exposure to market risk climate factors. We then compare the findings from climate stress scenarios (both physical and transition risk) to those from internal, stressed and budget scenarios. This assessment concludes that the materiality is low or moderately low depending on the time horizon, due to the low exposure to climate sensitive sectors both in the bond and equity portfolios.
In 2025, we introduced dedicated monitoring of market risk within the banking book by analysing the impact of climate stress scenarios on positions measured at fair value, primarily ALCO portfolios (Asset Liability Committee). We also embedded nature-specific scenarios. Given the time horizon over which these impacts materialize, we assessed them as low materiality for market risk purposes.
•3.4 Liquidity risk:
To assess the potential impact of climate factors, we compare the findings of climate stress scenarios with liquidity stress scenarios. We have a suite of physical and transition risk scenarios (disorderly transition scenarios, extreme climate events, historical events, etc.) whose impacts on liquidity are well below current internal and regulatory stresses due to their limited effect on high quality liquid assets (HQLA) and stable retail deposits.
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In 2025, we embedded new nature-related scenarios. Given the time horizon over which liquidity impacts would materialize, we assessed these scenarios as low materiality.
•3.5 Reputational risk:
We conduct specific materiality assessments on the potential reputational impact of climate and environmental factors in the short, medium and long term under various scenarios. As with our strategy, policies and management models, we consider the environment holistically. Thus, our materiality assessment includes identifying and assessing climate change and other environmental impacts.
Certain economic agents whose activities are subject to regulations aimed at promoting sustainable development, or which are directly affected by the objectives set out in international agreements or institutions on climate change, may see their activities or their ability to generate income impacted, either directly or indirectly. This should be taken into account when assessing the associated credit risk. Indirect impact refers, in particular, to public perception that a company is carrying out activities that are inconsistent with applicable regulations, international objectives, or generally accepted trends.
In 2025, we updated our reputational risk materiality assessment approach based on official reports and studies from renowned organizations. Moreover, we continue working on further homogenization and synergy between risks in terms of information sources, thresholds and scenarios, among others.
4. Monitoring
In addition to the processes described above, we continuous monitor ESG factors:
•At Grupo Santander, we constantly monitor the risk profile and our compliance with risk appetite limits through control functions that report to the board. In 2025, we updated and harmonized risk appetite metrics (limits and alerts) in line with the Group’s strategy. We also strengthened our risk appetite statement by embedding new specific metrics for material sectors.
•In 2025, we worked on drawing up and designing a Group-level ESG dashboard to monitor the main ESG risks across our portfolio to strengthen control through metrics (particularly concentration metrics).
•We are in permanent contact with our customers to monitor their transition plans and support implementation.
•We continue to embed ESG risk factors in the credit granting and monitoring process through our operating model (The Climate Race) to comply with EBA guidelines across the Group’s subsidiaries and adapt them at local level. We align this process at all time with applicable laws and regulations in the markets we operate.
•Our Sustainability Regulatory Radar enables us to monitor regulatory and other changes in this area and to assess the potential efforts and financial impacts associated with their implementation.
•The Risk and Compliance functions monitor ESG factors in corporate development transactions presented to the investment forum, acting under delegated authority from the Board's Executive Committee, as well as in new products and services submitted to the Corporate Product Governance Forum.

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5. Mitigation
Grupo Santander uses several levers to mitigate the risks associated with environmental and social factors, ensuring compliance at all times with local laws and regulations:
•Policies, frameworks and internal procedures that embed environmental and social factors in risk management and play a key role in mitigation and adaptation. Our E&S risk management policy sets out the standards for investing in entities and providing financial products and services to customers in sectors with E&S risks identified as material.
•Use of the internal taxonomy (SFICS), which enables us to monitor our sustainable activity, support product development, and mitigate greenwashing.
•We consider ESG aspects in customer assessments to determine whether they have an impact on credit quality. Against this backdrop, we have launched several projects: (i) sector guidelines to identify the main transition and physical risks that each subsector faces and how to identify them in customer interaction; (ii) ESG assessments with varying depth depending on risk level, including enhanced contextual assessments for more material cases and automated assessments for others. We are rolling out this assessment model across commercial banking portfolios in several subsidiaries; (iii) questionnaires and assessments library (EQAL), through which we continue to enhance ESG questionnaire management capabilities. EQAL enables us to embed ESG customer assessments in risk management workflows and to collect historical ESG data. These data may support aggregated analysis under varying criteria and serve multiple risk management purposes, such as metric setting or model impacts. EQAL operates in Argentina, Portugal and Spain, and will become available in CIB and Brazil in the near future.
•Customer engagement for sectors identified as the most material through environmental materiality assessments. This enables us to support customers in their transition to a more sustainable economy, offer them tailor-made solutions, and create business opportunities. Moreover, obtaining and verifying data directly from customers also helps mitigate ESG risk factors.
•Credit committees, which embed environmental, social and climate change factors in transaction reviews.
•CIB customer ratings, including qualitative environmental, social and climate change assessments for material sectors.
•Monitoring and management of real estate collateral, which considers environmental factors that may affect collateral from transaction inception and throughout its life cycle, such as energy performance certificates and physical and nature-related risks. Where we identify material risk levels, we apply management, adaptation and/or mitigation measures to align exposures with acceptable risk levels.
•Appropriate documents to support the assessment of environmental factors in transaction management, customer assessments and real estate collateral valuation according to local regulatory frameworks.
•Mandatory insurance coverage in which the bank appears as beneficiary and which includes coverage for material risks, including those arising from environmental events.
•CIB due diligence to assess and manage the environmental and social factors of corporate customers and embed them in credit approval. We assess customers in applicable sectors through a questionnaire that the first line of defence completes before a team of analysts reviews it to perform an overall environmental risk factor assessment. The findings of these assessments are escalated to the bank’s risk approval committees and considered in decision-making. The reputational risk assessment also forms part of decision-making, with particular focus on greenwashing. Due diligence consists of assessing the CIB's project finance transactions according to the Equator Principles.
•A multidisciplinary working group (Legal, Sustainability, Risk and Compliance) that assesses controversies, including ESG factors.

ESG classification meetings

To mitigate greenwashing, we assigned local and global marketing committees and ESG classification meetings to act as the governing bodies responsible for the assessment, classification and monitoring of ESG-focused products and transactions. This governance model operates fully across all global businesses and Group subsidiaries. The corporate centre oversees these bodies through quarterly follow-ups and annual assessments.

Their aim is to check that these bodies rely on expert input to interpret and demonstrate the applicable criteria, in accordance with local law and regulation. They also draw on centres of excellence and involve Business, Risk and Sustainability teams. Moreover, we regularly update the sustainable classification model and ensure that sustainable products remain aligned with it.

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6. Reporting
Transparent and regular disclosure of information (both internally to senior management and externally to stakeholders) supports the management and control of environmental and social factors. It also ensures compliance with regulatory requirements and supervisory expectations. We work to ensure that our information remains complete and consistent and accurately reflects Santander’s sustainability strategy and management, while mitigating potential risks.
Our main reports include key information on how we manage environmental and social factors. Alongside financial results, the annual report sets out our sustainability policies and actions, as well as progress against E&S indicators. Moreover, the ICAAP exercise embeds the assessment of ESG risks — including physical and transition risks related to climate change — and analyses their potential impact on solvency and strategic planning.
The Pillar 3 disclosure report further strengthens transparency by publishing prudential information related to these factors. It shows our exposure to environmental and social risks and explains how we embed them in internal risk management frameworks.

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International standards on which the environmental risk management framework is based
This section covers the requirement on qualitative information on environmental risk, specifically, the point on risk management, for questions (k)
The E&S risk management policy, which is reviewed annually and make publicly review, sets out the criteria that we apply to investment in entities and the provision of financial products and services14 to customers in the oil and gas, electricity generation and distribution, mining, and metallurgy sectors, as well as to activities that relate to agricultural commodities. In compliance with applicable local laws and regulations, it also pays special attention to biodiversity conservation, focusing on the potential risks of deforestation with clients in the agro-industrial sector in the Amazon biome and on the degradation of nature. The policy thus establishes criteria for restriction and special attention for various activities within the aforementioned sectors.
As disclosed on the E&S risk management policy, we are part of the main and most important local and global initiatives to support the inclusive and sustainable growth. Some examples are:
•UN Global Compact.
•Equator Principles.
The Group establishes ESG policies, procedures and guidelines that apply to all units, adapted to comply with local regulations. We review systematically the scope of the policies to adopt ESG standards in accordance with international best practices. The main ones are the E&S risk management policy and the Responsible banking and sustainability policy.
Additionally, the SFICS outlines common standards to consider an asset or activity as environmental, social or sustainable in all the Group’s units and businesses. It draws on such international market guidelines, standards and principles as the EU Taxonomy (including the four new environmental targets for 2023), ICMA (International Capital Market Association) Principles, LMA (Loan Market Association) Principles, UNEP FI Framework and the Climate Bonds Standard.
Impact of environmental risk on capital and liquidity risk
This section covers the requirement on qualitative information on environmental risk, specifically, the point on risk management, for question (o)
The environmental and climate-related risk drivers are considered as factors that could impact the existing risks in the different time horizons. These elements include, on the one hand, those derived from the physical effects of climate change, generated by one-off events as well as by chronic changes in the environment and, on the other hand, those derived from the process of transition to a development model with lower emissions, including legislative, technological or behaviour of economic agents changes.
Given the nature of its operations, the Group has no environment-related effects that could have material relevance to its consolidated equity, financial situation and results.
According to market consensus and our materiality assessment, exposure in the sectors where environmental factors may have the most impact mainly relate to wholesale customers. Our management of these customers considers environmental aspects in the preliminary assessment, credit origination and the preparation and review of their credit ratings, which influence the parameters we use to calculate their probability of default (PD). Thus, we embed the most material climate factors in our assessments and in capital loss and provisions calculations.
Additionally, within the regulatory capital adequacy exercises (ICAAP) and liquidity stress testing (a component of the ILAAP), environmental risk scenarios and factors have been included covering both physical and transition events. These contribute to the estimation of potential impacts on the occurrence of one or more environmental risk events on the Group's position in these scenarios.
Likewise, Grupo Santander has participated in the various climate stress regulatory exercises carried out, which have been classified as learning exercises in the industry. Results showed that the Group’s coverage for potential losses would be sufficient in view of portfolio maturity over time.
In light of the above and based on the best information available at the date of the last consolidated annual financial statements, we also assessed the potential additional impact of climate and environmental risks on the Group’s equity, financial situation and results in 2025. We did not identify any significant or material impacts.
Still, given the continuous evolution of environmental factors, and, like other banks, the Group keeps working on developing more methodologies and information models to better measure potential loan loss in line with new management needs, best practice, and regulators’ and supervisors’ requirements.
a
Data availability, quality and accuracy
This section covers the requirement on qualitative information on environmental risk, specifically, the point on risk management, for question (p)
As stated by the regulatory and supervisory bodies on management and supervision of ESG risks for credit institutions and investment firms, one of the main challenges faced by financial institutions in the integration of ESG risks is insufficient data. While we continue to work on increasing granularity and quality, Santander Group already has the relevant information and data to manage environmental risks, including activity codes, customer and collateral location, EPC certificates and emissions.
The main challenges in terms of data availability, quality and accuracy include the following elements:
•The availability of energy efficiency certificates, especially in those geographies where there is no specific regulation or requirement.
14 Transactions that entail credit risk, insurance, advisory services, equity, and asset management
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•The collection and availability of customers' financed emissions, information that will improve in Europe with the entry into force of the CSRD regulation.
•Improving the granularity and accuracy of the information needed to assess physical risks. In this regard, as explained in Template 5, the Group has continued to work on increasing the granularity to postcode level in Europe or equivalent in other countries. In addition, the number of countries for which physical risk information is available has been increased.
In order to achieve the above, the following lines of work are being carried out:
•Enhance the internal ESG information available.
•Strengthen the customer registration and risk admission process.
•Supplement the information available through external providers.
•Assess the development of models and proxies to be able to estimate the information not available.

Link between environmental risks with other risks in the management framework
This section covers the requirement on qualitative information on environmental risk, specifically, the point on risk management, for questions (r)
Embedding ESG factor in our risk management framework is essential to ensure the resilience and sustainability of Grupo Santander in a complex and highly regulated environment.
ESG factors are cross-cutting and may affect different risk types. We manage them by prioritizing environmental and social aspects according to their relevance and materiality for the Group, and always in accordance with local law and regulation.
We assess governance risk from a dual perspective Grupo Santander internal governance and our customers governance evaluation, applying proportionality and materiality criteria.
Environmental and social factors comprise the following categories:

Transition risk (TR)

Market sentiment Changes in the supply and demand of certain commodities, products and services insofar as climate-related risks and opportunities.

Policy action
Laws and regulations mandating carbon pricing mechanisms to reduce greenhouse gas emissions; use of energy sources with lower emissions; energy efficient solutions; and water efficiency measures and more sustainable land use practices.

Technology
The need to build and innovate to support the transition to an energy efficient financial system with lower CO2 emissions. This can have a significant impact on companies as new technology displaces obsolete systems and disrupts some components of the financial system as we know it.

Physical Risk (PR)

Acute Intense extreme weather events, such as wildfires, hurricanes or floods.

Chronic Changes in rainfall patterns as well as, extreme weather variability, average temperature rises, severe heatwaves, drought, and rising sea levels.

Nature risk (NR)

Dependencies Negative effects on economies, financial institutions and financial systems owing to nature degradation, including biodiversity loss and the decline of ecosystem services.

Impacts
The misalignment of companies’ strategies and operations with regulatory, social and market changes that drive the protection and restoration of ecosystems, particularly those related to land and sediments, water and biodiversity.

Social factors (SF)

Negative economic impacts arising from restricted access to key resources and services due to environmental events or conflict with communities, as well as the respect of human rights, labor policies, or health security; affecting on the consumer sentiment and companies’ productivity.

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At Santander, we assess the impact of environmental factors on each risk type across several time horizons and based on the average maturity of the portfolios analysed. At all times, we strive to remain in accordance with local law and regulation in the markets where we operate. In the table below we set out how we do this, as well as our key achievements in 2025.

Risk type	Environmental driversA	Time horizon analysed	Potential impact of environmental factors	What we’re doing to manage climate and environmental risk

Credit		Short - medium - long term
•Extreme weather can lead to higher retail and corporate loan default and lower collateral value. It can also lead to lower income, harm agriculture, and increase insurance coverage and premiums. The degradation of nature can affect productivity in the agricultural sector. This may increase loan repayments and early asset disposal due to property damage in 'high risk' locations.

•Adverse weather conditions can cause significant financial losses, endanger communities, harm the environment, and affect the value of collateral.

•The failure of borrowers to adapt their business models to a low-carbon economy could drive up operational costs, heighten credit risk and, therefore, raise the risk of a drop in income or activity that may increase default or lead to a loss of business value.

•Stricter disclosure requirements.

•The loss of natural resources (water, fertile soil, etc.) can disrupt economic activity in dependent sectors and reduce borrowers' income and ability to repay.

•Conducting materiality assessments to identify physical and transition climate change and nature risk in our portfolios.

•Monitoring of climate concentration risks by sector and region in the short, medium and long term.

•Creating vulnerability heatmaps to assess climate risks in the present day and short, medium and long term via orderly, disorderly and hot house world scenario analyses.

•Implementing mitigation measures such as policies, thresholds and insurance to combat risks and their impact. Monitoring risk appetite limits and alerts to manage climate-related sectors.

•Conducting scenario analyses and measuring sensitivities to forecast changes in credit ratings, the probability of default (PD) and loss given default (LGD) based on physical and transition risk.

•Monitoring portfolios through metrics to control environmental factors in business as usual processes.

•Assessing environmental and social factors in customer and transaction analysis and embedding them in ratings.

Market		Short term
•High volatility in market factors under stress scenarios.

•Changes in market perception leading to wider credit spreads for business in impacted sectors.

•Extreme weather conditions could raise concerns about the business plans of companies operating in the impacted sectors and widen their credit spreads.

•Reviewing climate stress scenarios and the subsidiaries that apply them regularly.

•Conducting stress testing using physical and transition risk scenarios.

•Analysing trading portfolios for current exposure to climate-sensitive business activities.

•Adapting stress testing to best market practices.

Liquidity		Short term
•Market impact on the value of high quality liquid assets in Santander's liquidity buffer.

•More frequent extreme weather that stifles economic growth in countries susceptible to climate change, causing sovereign debt to rise and limiting access to capital markets.

•Cash outflows from companies trying to boost their reputation in the market or solve problems with climate scenarios.

•Extreme weather conditions could cause financial impact on companies operating in the affected sectors impacting the funds deposited in the bank.

•Conducting qualitative and quantitative climate scenario analyses of impacts on highly liquid assets (HQLAs) and financing of exposed companies.

•Analysing higher outflows due to changes in market perception of corporations in climate-sensitive business activities.

•Adapting stress testing to best market practices, including new liquidity scenarios to measure their impact.

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Operational	Short - medium - long term
•Severe climate events can cause damage to our assets, including branches, data centres, headquarters and other owned or rented properties. Impacts on our own or our suppliers’ premises can also affect business continuity.
•Climate and environmental factors can also lead to operational risk losses from litigation, claims due to inadequate sales or non-compliance with ESG standards.

•Conducting self-assessments and operational risk control that include ESG-related risks to weigh up our exposure.
•Conducting mandatory operational risk scenario analysis that cover extreme physical and transition risk events.

•Including an ESG flag in the operational risk events database to identify events and losses from climate-related and environmental risks.

•Including an assessment of climate threats in business continuity scenarios.

•Conducting a materiality assessment on climate-related operational risk.

•Conducting preliminary analysis on the link between nature and operational risk.

•Reviewing local coverage of environmental incidents with Insurance teams.

•Updating documentation on embedding of environmental factors in operational risk management.

Reputational	Short - medium - long term
•Customers, investors and other stakeholders could believe that banks aren't doing enough to meet low emissions targets, that they could be acting against their policies, or that their objectives do not meet stakeholders’ expectations.
•Stakeholders’ potential perception of inadequate financing and investment in climate and environment-related sectors.

•Possible misinterpretation by customers, investors and other stakeholders of institutional disclosures or statements, actions and policies.

•Perceived failure to support the climate transition, including insufficient financing of transition-enabling activities.

•Risk that our sustainability policies are considered as preventing the provision of financial services to individuals or enterprises based on ideological reasons, or any other reasons deemed improper.

•Implementing preventative measures to manage reputational risk and disclose risk data so that governance bodies can make informed decisions when assessing or sanctioning sensitive transactions that entail environmental factors.
•Monitoring reputational issues and disputes regularly (including environmental matters) via working groups that involve functions such as legal, sustainability, investor relations, public policy, supervisory and regulatory affairs, risk, and others.

•Monitoring the implementation of guides to manage and prevent greenwashing, which define the roles and responsibilities of the key processes, and subsequently establish specific training programmes.

•Implementing appropriate materiality assessments to measure relevant risk and developing a methodology to quantify it, which remains in compliance at all times with applicable local law, policy, and regulations.

•Our policies aim to identify how these risks may affect the creditworthiness of potential borrowers, and therefore pose a credit risk issue.

Strategic	Short - medium - long term
•Our strategy could be affected if we fail to achieve our environmental and social targets, including those related to the activities we finance and to our own operations.
•Regulatory divergence between ESG requirements in the markets where we operate.

•Challenging ESG targets in strategic planning.
•Monitoring the Group’s ESG indicators regularly.

•Monitoring ESG indicators as part of our regular competitor analysis.

•Identifying emerging risks that include ESG risk factors and analysing their potential impact under stressed scenarios on the Group’s strategic targets to draw up action plans.

•Monitoring ESG-related proposals for the corporate product governance forum (CPGF) and investments forum.

A. Though all climate drivers impact on risk factors, we have only included the key ones in this table.
Chronic Acute Market sentiment Policy action
Technology Dependencies Impacts

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10.2. Social risk
10.2.1. Business strategy and processes
This section covers the requirement on qualitative information on social risk, specifically, the point on business strategy and processes, for question (a)

Integration of social factors on the business strategy
According to the annual report, our sustainability strategy focuses on issues that present opportunities, risks, and material impacts and is aligned with our double materiality analysis, informed by human rights due diligence. In the social sphere, this translates into support for our employees, communities, and customers and ongoing work to respect and protect human rights. We set out below our strategy and how we integrate social risks for each of these groups.
As regards our employees, our strategy focuses on offering an attractive employee value proposition that offers real opportunities, promoting the respect of their rights and welfare. The Group's approach is based on:
•Talent and skills development: Grupo Santander promotes a culture of continuous learning and development of employees and their personal growth. From senior executives, with the Elevate programme, to the youngest workers, with initiatives such as Young Leaders or BeTech& Business.
•Working conditions: the main pillars are health, well-being and protection of employees, with good work-life balance and well-being programmes such as BeHealthy. In addition, we strive to offer adequate, competitive and equitable remuneration, accompanied by corporate benefits adapted to local conditions.
•Inclusive culture: is a component of our corporate culture policy, through which we focus on building a merit-based culture of equal opportunity and inclusion in compliance with laws. Related matters are discussed at the highest level, the Group board cannot delegate these discussions and our executive committee reviews progress. Our main lines of action are gender equality, effective inclusion of people with disabilities, visibility of the LGTBIQ+ community, ethnic and cultural diversity, and anti-bullying training.
•Employee feedback and experience: we follow a regular listening strategy to gather employee feedback, called ‘Your Voice’, and analyse identified material impacts and employee concerns. In a broader sense, cross-geographical and global business action plans are also established. During this year, numerous actions have been launched to improve the employee experience and value proposition. Some of these initiatives have focused on professional growth, recognition, and workload management.
The Group also integrates social risks and opportunities related to our communities and their sustainable development into its strategy. The aim is to drive growth and job creation in the regions where we operate through:
•Responsible investment and social finance: Santander's financing activity supports social activities such as the construction of hospitals, universities and housing for vulnerable groups. During 2025, more than 1.8 million microentrepreneurs benefited from this financing. We also continued to make progress in offering investment proposals that promote ESG factors in both Santander Asset Management and Wealth Management & Insurance.
•Environmental and social management: to address potential negative impacts on society or the environment arising from our financing, the Group's strategy adheres to our environmental and social (E&S) risk management policy, the Equator Principles, and the management of major adverse incidents (PIAS). In particular, in applying the Equator Principles and always in accordance with applicable local laws and regulations, Santander assesses and ensures that the project correctly identifies and manages environmental and social risks/impacts, and that the project maintains good relations with local communities, in accordance with international standards.
•Community support: at Santander, we develop support programs in the communities where we operate to respond to their main needs and challenges. We focus our community support on education, employability, and entrepreneurship, complemented by specific support in financial education and for vulnerable people. In addition, we have a strong track record of supporting areas such as culture and other social initiatives, including responding to humanitarian crises.
Finally, our customer focus is a fundamental lever in integrating social factors into business strategy. We focus on:
•Conduct with customers: based on the conduct risk management model approved by the compliance and conduct committee. The main processes and instruments encompass the design and marketing of products and services, and the management of complaints and fraud. A key pillar of the Group's strategy in this area is also the identification and management of vulnerable households and businesses, as well as the prevention of over-indebtedness.
•Financial inclusion and financial health: this aspect is essential to contribute to social progress, which is why it is at the top of Santander's agenda. We have the ambition to reach 5 million people targeted by financial inclusion measures between 2023 and 2025.
•Privacy, data protection and cybersecurity: the Group is strongly committed to compliance with personal data protection regulations throughout its life cycle. In this regard, we have a cybersecurity framework, approved by the board of directors, which includes a Chief Information Security Officer (CISO).
Moreover, the Group's ambition and strategic pillars in the social domain (e.g. contribution to society/community, financial inclusion...) are incorporated in the conduct of strategic exercises such as financial planning. In particular, social risks are indirectly taken into account in our strategic exercises (e.g. ICAAP) by incorporating social factors such as technology developments, the political framework or market sentiment in the climate scenarios used.
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Some examples of social factors analysed in the ICAAP: projections of gross value added affecting at sector country level in the value of goods and services, productivity, industrials and manufacturing processes; change in demand is also affected under each scenario, as it determines the costs and the profitability of production as well as the demand of consumers and products; technological change applies also to affecting the demand for the sectors due to growth in the low-carbon technologies and market sentiment.
Objectives, targets and limits to assess and address social risk
This section covers the requirement on qualitative information on social risk, specifically, the point on business strategy and processes, for question (b)
We analysed our agenda’s contribution to the SDGs and determined the most relevant goals to Banco Santander’s business and strategy. For more details, see the ´Banco Santander and the SDGs´ brochure on our corporate website.
Primarily, the Group has a number of ESG objectives. Among the objectives related to social risk, we find some purposes such as fostering a diverse workforce, contributing to social development through our financing activities, promoting education and entrepreneurship, or ensuring compliance with human rights.
In terms of the targets related to these objectives, the targets related to diversity stand out. Therefore, we have progressed towards equality, achieving a greater representation of women in senior positions, from 22.7% in 2019 to 38.5% in 2025.
In 2025, we financially included nearly 1 million people through access initiatives; and 1 million people through finance initiatives.

People subject to inclusion measuresA		Target
		+5 mnB
1.8 m	4.3 m	6.3 m
2023	2024	2025
A.A.Based on our internal financial inclusion methodology. This includes the principles, definitions and standards we use consistently across our footprint to count the number of people we include financially through initiatives, products and services for access and finance.
B.Cumulative figure since 2023.

The management of vulnerable customers is a pillar of Grupo Santander's strategy and contributes to strengthening performance, trust and sustainable growth. We identify and take into account the difficulties and vulnerabilities of customers through specific standards and dedicated processes, with the aim of preventing and mitigating possible harm to these customers. In 2025, we are advancing the Group's approach to vulnerable customers, including the prevention of over-indebtedness in all markets, to ensure common standards. We also launched a global training course on vulnerable customers so that all employees consider potential vulnerabilities and are aware of the lines of action in each case.
Policies and procedures to manage social risks
This section covers the requirement on qualitative information on social risk, specifically, the point on business strategy and processes, for question (c)
Grupo Santander oversees ethical factors are properly considered when conducting business.
We therefore adhere to several policies, codes and internal rules inspired by the best practices, international conventions and protocols, codes of conduct and guides that are applicable in every area.
Our compliance with these policies is a process of continuous improvement. Santander undertakes an annual review of its corporate sustainability policies, which apply to the whole Group. These policies are approved by the Group's board of directors, indicating in the policy the date of the last update.
Among the most relevant policies relating to social aspects, are the following:
•Responsible banking and sustainability policy
It defines Santander's general principles for responsible banking and sustainability, as well as the objectives that the Group voluntarily undertakes with its main stakeholders, including Santander's position on the protection of human rights. This policy includes the main recommendations of the CNMV's Code of Good Governance in this area.
The responsible banking and sustainability policy sets out the main processes for making progress in the management and monitoring of the objectives in this area.
The policy approved by the board of directors merges the general sustainability policy and the human rights policy to better integrate the objectives of both policies into existing processes. It also facilitates implementation and understanding in a single, simpler and more operational document.
•E&S risk management policy
This policy, which we review annually and make publicly available, sets out the criteria that we apply to investment in entities, and the provision of financial products and services to customers in the oil & gas, electricity generation and distribution, mining, and metallurgy sectors, as well as to activities that relate to agricultural commodities.

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•Policy on donations
This document summarizes the application criteria for Santander Group granting of donations, as set out in its internal regulation.
•Principles of responsible behaviour for suppliers
This document establishes the minimum principles of ethical, social and environmental conduct that Banco Santander expects from all its suppliers; these are aligned with the ten principles of the Global Compact.

10.2.2. Governance
Responsibilities of the management body for setting the risk framework, supervising and managing the implementation of the objectives, strategy and policies in the context of social risk management
This section covers the requirement on qualitative information on social risk, specifically, the point on governance, for questions (d), (e) and (f)
Board of directors
It consist of 15 members, of which 13 are non-executive directors and 2 are executive directors. The majority are independent directors (66.67% of the total members of the council).
Our policy on the selection, suitability assessment and succession of directors promotes a robust balance of technical skills, experience and diversity in terms of gender, age, geographic origin, career path and knowledge. It also ensures that selection procedures are free from implicit biases that could result in any form of discrimination on grounds such as disability, race or ethnic origin.
The board currently has a balanced presence of both genders (women -men) with a diversity ratio of 67%.15 In terms of geographical origin/ international track record, 93% of the directors come from or studied in continental Europe, 93% in the US/UK, 60% in Latin America, and 33% in other regions. The Board also has extensive international tr, mainly in the markets where we operate (European market, US and UK markets, and Latin American markets). The Board also has the skills and experience to monitor materiality issues (e.g. on issues related to sustainability, human resources, culture, talent and remuneration, as well as to business conduct and risk management). None of the directors are currently assigned a specific employee representation role.
The board of directors as the highest decision-making body in the Group performs the following functions:
• approves the Responsible Banking agenda and set the strategy;
• approves the culture policy and related policies on responsible business and sustainability matters and, in particular, on environmental and social matters;
• supervise that the responsible banking strategy is consistent with Group strategy;
• reviews the performance against the public objectives and that the metrics are covered within the responsible banking agenda;
• tracks key initiatives; and
• reviews subsidiaries’ strategies.
For more details, see the Rules and Regulations of the board of Directors, available on the Group's corporate website; and section 4.2 'Board composition' in the 'Corporate governance' chapter.
Responsible banking, sustainability and cultural committee
The responsible banking, sustainability and cultural committee (RBSCC) assists the board in fulfilling its supervisory responsibilities regarding the responsible business strategy and sustainability issues of Banco Santander and its Group. In particular, it has, among others, the following functions:
(i) advise the board on the design of the strategy and policies on responsible business and sustainability, in particular environmental and social matters, and supervise the monitoring and evaluation of them;
(ii) advise the board of directors on formulating the Group’s strategy for its relationships with stakeholders, and oversee stakeholder engagement and corporate reputation, analysing and reporting to the board on social, environmental and sustainability matters, as well as responsible and ethical conduct;
(iii) ensure that adequate control processes are in place for responsible banking practices, and that sustainability-related risks and opportunities are identified and managed, in coordination with the other board committees, as appropriate;
(iv) to report regularly to the board on the progress made by the Group on responsible business practices and sustainability.
The responsible banking, sustainability and culture committee consists of five independent directors, 80% of whom are women. All of them have been appointed by the board of directors taking into account their knowledge, qualifications and experience in the areas for which the committee is responsible. Thus, its members have competence in issues relevant to this function as strategy and human resources, culture, talent and remuneration, responsible business and sustainability, risk management and also in issues related to education and universities.
In 2025, the committee held four meetings, and, among others, the following topics were discussed.
Environmental issues:
•Reviewed the Group's climate strategy and constructively challenged it to ensure our objective of supporting our clients in achieving their transition goals, assessing their climate risks in order to manage the impact on both their business and our operations, and progress in the alignment of our portfolios, in accordance with applicable local regulation.
15 The diversity ratio is calculated by dividing the number of women by men. The percentage of each gender vs. total membership is 40% women and 60% men.
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•Reviewed the plans of the global businesses to ensure their alignment with market, regulatory and supervisory context, as well as with the commercial strategy.
•Reviewed the ongoing work to develop the prudential transition plan required under Directive 2013/36/EU on access to the activity of credit institutions and the prudential supervision of credit institutions, and under the EBA Guidelines (2025/01) on ESG risk management, in coordination with the risk supervision, regulation and compliance committee.
•Monitored the progress made in embedding climate-related and environmental risks in line with supervisory expectations, and monitored the implementation of controls and processes to mitigate ESG risks.
•Reviewed the specific internal controls and risk management measures applied to Santander Brasil’s relationships with certain companies operating in the Amazon.
•Reviewed the sustainable finance strategy across global businesses and its execution, including priorities related to socially responsible investment.
•Oversaw the sustainability strategy, including support to our customers in their transition and financial inclusion and health solutions.
Social issues:
•Oversaw progress on the implementation of our community support model, to reinforce the Group's contribution to key areas such as education, including financial education, employability, entrepreneurship and support to vulnerable groups, as well as the resulting impact from associated initiatives, assessing their scope and relevance.
•Received information on about corporate communication initiatives on social matters.
Governance issues:
•Verified that the proposed sustainability agenda and targets remained aligned with the Group's strategy.
•Assisted the board in ensuring that sustainability targets and metrics were embedded in the Group's remuneration schemes and reviewed, in coordination with the remuneration committee, the proposed sustainability element of the long-term incentives for 2026-2028.
•Reviewed engagement with stakeholders such as investors, proxy advisors, ESG rating agencies and NGOs.
•Reviewed the priority areas for action based on the outcomes of the double materiality exercise and the associated impacts, risks and opportunities (IROs), including progress on their integration into management and governance to facilitate their monitoring, in coordination with the audit committee.
•Reviewed progress made towards the objectives announced at the 2023 Investor Day under its remit and discussed sustainability targets for the next three years in the areas of green financing, investment in education, employment and entrepreneurship initiatives, and financial inclusion.
•Supported the audit committee on the supervision and assessment of the process to prepare and present non-
financial information according to applicable regulation and international standards.
•Reviewed this 2025 Group statement on non-financial information.
•Reviewed the Green Bond Report in coordination with the audit committee prior to its submission to the board for approval.
•Reviewed the main European and international financial regulatory and supervisory initiatives and priorities related to sustainability and how they impacted the Group, including legislative proposals promoted by the European Commission aimed at streamlining sustainability-related disclosure, due diligence, and taxonomy.
•Reported favourably to the board on the update of internal regulation within its remit, in coordination with risk supervision, regulation and compliance committee, as required.
For more details, see the Rules and Regulations of the board of Directors, available on the Group's corporate website; and sections 4.2 'Board composition' and 4.9 'Responsible banking, sustainability and cultural committee activities in 2025' in the 'Corporate governance' chapter.
Board audit committee
The board audit committee (BAC) assists the board in overseeing and reviewing the financial and sustainability information process, as well as internal control systems.
The audit committee consists of five independent directors, 60% of whom are women. All of them have been appointed by the board of directors based on their knowledge, qualifications and experience in the areas of finance, accounting and auditing, internal control, information technology, business or risk management.
In 2025, the committee held 15 meetings, including four joint sessions with the risk supervision, regulation and compliance committee and one with the nomination committee. With regard to sustainability reporting, the committee oversaw the sustainability reporting process, receiving regular updates from the Group's Chief Accounting Officer (CAO) and the main functions responsible for sustainability reporting.
For more details, see the Rules and Regulations of the board of Directors, available on the Group's corporate website; and sections 4.2 'Board composition' and 4.5 'Audit committee activities in 2025' of the 'Corporate governance' chapter.
Risk supervision, regulation and compliance committee
The risk supervision, regulation and compliance committee supports and advises the board in defining and assessing risk policies that affect the Group and in determining the current and future risk appetite and the strategy and culture in this area, including proposing appropriate changes in view of internal or external circumstances that impact on the Group (both financial and non-financial risks), among other functions.
The risk supervision, regulation and compliance committee consists of five directors, out of which 40% are women, all of them external with three independent members, including its chair. All of them have been appointed by the

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board of directors based on their knowledge, qualifications and experience in the areas for which the committee is responsible. Thus, its members have competence in issues relevant to this function as banking, accounting, auditing and financing, strategy, risk management, governance and control, as well as in human resources, culture, talent and remuneration.
In 2025, the committee held 14 meetings, including four joint sessions with the audit committee and one joint session with the remuneration committee. It reviewed relevant topics on customer data protection, aspects of customer conduct, complaints and internal whistleblowing. Issues such as culture and internal control are also addressed.
For more information see: the Rules and Regulations of the board of directors, available on the Group's corporate website; and sections 4.2 'Board composition' and 4.8 'Risk supervision, regulation and compliance committee activities in 2025' in the 'Corporate governance' chapter.
Other committees of the Group board, such as the Nomination and remuneration committees, also support and review sustainability-related issues. For further details, see sections 4.6 'Nomination committee activities in 2025' and 4.7 'Remuneration committee activities in 2025' in the 'Corporate Governance' chapter.
Other governance bodies
The corporate accounting and financial reporting, management and sustainability committee performs these functions (among others):
•Approve the content and scope of the disclosure in the areas where it applies, as well as the overall style and tone of the narrative within regulatory reporting.
•Analyze and validate or, when applicable, propose the approval of all significant sustainability information.
This committee meets monthly, or on an extraordinary basis when deemed appropriate.
The CCR is composed of senior management members in the functions of risk, compliance and conduct, financial and general intervention, among others.
The risk control committee (CCR) is responsible for controlling risks and providing a holistic view of them. Determines whether lines of business are managed according to the risk appetite approved by the board. It also identifies, tracks and evaluates the impact of current and emerging risks on the Group’s risk profile.
Other forums and support functions
First line of defence
Business functions and all other functions that generate risk exposure are the first line of defence. The first line of defence identifies, measures, controls, tracks and reports the risks that originate and applies the policies, models and procedures that regulate risk management. Risk generation must be adjusted to the approved risk appetite and associated limits. The head of each unit that generates a risk has primary responsibility for managing it.
The corporate sustainability function works continuously to define, execute and monitor our sustainability strategy, and coordinates and drives the responsible banking agenda, with support from a senior adviser on responsible business practices who reports directly to the executive chair, as well as with the sustainability network in our core markets, global businesses and corporate functions.
The accounting and management control function, is responsible for (among others):
•establishing and maintaining the internal control system on the financial and sustainability information generated by the function; and
•Implementing the standards and policies reflected in the sustainability information sent to the Corporation.
It is the responsibility of the functions involved in executing the strategy and preparing information on sustainability (for example: Technology, Operations, Risks, Human Resources, Tax, and others) that the information provided is true and reliable, establishing the necessary controls and correcting any weaknesses.
Second line of defence
Risk and compliance functions, as the second line of defence, will provide independent challenge and oversight of the risk management activities performed by the first line of defence. This second line of defence should control, within their respective domains of responsibility, that risks are managed in accordance with the risk appetite defined by senior management and promote a strong risk culture throughout the organization.
The internal control function will be responsible for establishing the criteria and monitoring the implementation and effectiveness of the Santander Group Internal Control System. This will help to the adequacy and integrity of the internal controls established by the different functions to provide reasonable assurance in the achievement of the defined objectives (which include, among others, the reliability of financial and sustainability reporting).
Third line of defence
The internal audit function periodically assesses that policies, methods and procedures are adequate and effectively applied for the management and control of accounting, financial and management information. The annual audit plan, which was carried out on the basis of a robust risk assessment process (Top-down & Bottom-up methodology), provides reviews of the main aspects contained in this report.
In this way, issues related to climate risk and disclaimers are regularly verified as well as compliance with the rules and procedures established in the General Code of Conduct (GCC), independently monitoring their adequacy and effectiveness and those of their local developments. the Open Channel is reviewed and specifically evaluates compliance with data protection regulations.
The audit function reports to the audit committee, which, among other functions, assists the board in the supervision and evaluation of the process of preparing and presenting financial and non-financial information, as well as internal control systems.
Risk management and internal controls over sustainability information
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In order to control the quality and reliability of the information included in the Sustainability statement, Santander implemented an internal control system that complies with the most demanding international standards and complies with the guidelines established by the Committee of Sponsoring Organisations of the Treadway Commission (COSO).
The most material risks have been identified, and the operation of the established controls has been monitored, ensuring compliance with sustainability disclosure requirements.
The most significant aspects taken into account in the process of preparing sustainability information are the following:
•Identification and definition of quantitative and qualitative criteria that emanate from regulatory interpretation or our impacts risks and opportunities in areas where there are no consolidated market practices.
•The hypotheses, judgments, estimates and approximations used in the calculation and preparation of certain metrics.
•Ensuring the completeness of information and establishing perimeters for each metric or group of metrics.
•Difficulties in having, in certain respects, third-party information necessary for the construction of our narrative or metrics, especially in the value chain (emissions information from our portfolio, alignment information, supplier information, etc.).
•Calculation, processing and consolidation of both quantitative and qualitative information.
In addition, we also began to prepare reasonable assurance of several of the metrics to convergence in the quality standards of financial and sustainability information.
Similarly to the control of financial information, the implementation and supervision of the control system of sustainability information is carried out through the following bodies: board of directors, audit committee, Risk Control committee and Corporate Accounting and Financial, Management and Sustainability Reporting committee.
For more details, see the introductory paragraph 'Sustainability information' of the consolidated management report itself; section 8. 'Internal control over financial reporting (ICFR)' in the 'Corporate governance' chapter; and section 1.5 'Internal control system' in the 'Risk management and compliance' chapter.

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Control system for sustainability information
Control culture
Basis of Internal Control. Essential to provide reasonable assurance in achieving the objectives defined by the Group, acting responsibly.
Risk Assessment (RCSA)
Dynamic process of evaluating the risks associated with achieving the organization's objectives.
Control Activities
Actions established by policies and procedures that help that management instructions are carried out to mitigate identified risks.
Information and Communication
Accurate and timely information for decision-making, facilitating the escalation and governance of improvements and incidents.
Monitoring activities
Mechanisms and instruments to monitor the correct implementation and effectiveness of the internal control system, promoting a continuous evaluation of the same.
Cross-cutting regulations to embed ESG standards in our business model
Responsible banking framework
Establishes responsible banking as a strategic topic for Grupo Santander and all local units.
Accounting and Financial Reporting, Management and Sustainability information framework
Sets out the principles, directives and guidelines regarding the preparation of accounting, financial and management information that must be applied by all Group subsidiaries as an essential element of proper governance.
Responsible banking and sustainability policy
Sets out our sustainability principles, targets and strategy (including human rights protection) to create long-term stakeholder value.
Responsible banking model
Sets out the roles and responsibilities of the first, second and third line of defence in all responsible banking-related activity to drive our sustainability agenda, embed ESG standards and achieve our goals.
In addition to these regulations, which apply to all the Group’s units and businesses, the following section of this chapter details the regulations that apply specifically to the management of each of the material topics and associated IROs:
• Climate change (see section 2. 'Our climate transition plan');
• Own workforce (see section 3.1 'Our employees');
•Consumers and end users (see section 3.3 'Our customers');
•Affected communities (see section 3.2. 'Communities' sustainable development'),
• Business conduct (see section 4. 'Business conduct').
All regulations (corporate frameworks, models, policies and procedures) help maintain a high level of governance, and the highest standards in terms of their drafting, approval, and in the monitoring of their local transposition.
The approval of the regulations is responsibility of the board of directors or its committees, when the regulated matter falls within their scope of responsibility according to their rules and regulations. Corporate frameworks in all cases must be approved by the board of directors. The regulations approved by the board under this chapter are as follows:
•Relevant corporate frameworks related to sustainability: Responsible Banking, Risk; Cybersecurity; Compliance and conduct; Financial Crime and compliance; Human resources.
•Relevant policies related to sustainability: Responsible banking and sustainability; Code of conduct; Code of conduct in securities markets; Corporate Defence; Environmental, social and climate change risk; Tax; Conflict of interest; Defence sector; Anti-money laundering and countering the financing terrorism; Remuneration; Performance management; Group Succession; Culture.
For more details on the Group's key regulatory documents on sustainability, see our corporate website santander.com.
Alignment of the remuneration policy with social risk-related objectives
This section covers the requirement on qualitative information on social risk, specifically, the points on governance, for question (g)
Santander applies the equal pay principle included in the Corporate remuneration policy of Grupo Santander for executive directors and employees alike, which forbids any type of differential treatment that is not exclusively based on an assessment of performance results and corporate behaviours, and promotes equal pay for men and women.
Furthermore, our remuneration framework rewards Santander employees for their contribution based on such common principles as:
•Meritocracy: Non-discrimination based on sex, age, culture, religion or ethnicity.
•Consistency: Remuneration consistent with the level of responsibility, leadership and performance within the
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Group, to promote retention of key professionals and attract the best talent.
•Sustainability: A remuneration framework that is sustainable in terms of associated costs, cost control, and related objectives (as described in the policy) that ensure variable remuneration is commensurate with the Group's performance, disincentivize short-termism and promote long-term sustainability. The remuneration scheme for the 1,246 Corporate Identified Staff also includes deferrals of up to 60% of their variable remuneration, payment of 50% of their variable remuneration in instruments (subject to one-year retention) and malus and clawback clauses.
Also, performance objectives for annual variable remuneration have included since 2020 sustainability components. From 2022, with the purpose of increasing focus on the Group's sustainability agenda and highlight this matter as a core long-term strategy, sustainability metrics are included (described in the next section) for the last deferred variable remuneration payments.
•Social responsibility: Employees’ pay cannot be lower than the legal minimum wage or the living wage in the country where they work. Additionally, in order to give our social responsibility prominence in remuneration, the Group’s responsible banking objectives for employee remuneration include the people financially included metric.
•Performance-based pay: Variable remuneration is subject to the achievement of (i) annual objectives, which reflect customer and profitability strategy, promote proper risk management and cost-effective capital allocation, and discourage short-term management focus; and (ii) long-term objectives, which support a sustainable balance sheet, shareholder return, the Group’s profitability and sustainability of the Group's activities and the way they are carried out.
As previously mentioned in section 10.1.2 Governance, we measure our progress in ESG against these lines of action and their related metrics: (1) women in executive positions, (2) financial inclusion, (3) Sustainable business.
Regarding social aspects, these targets cover
•Women in executive positionsB (%)

Women in executive positionsB (%)	Coefficient
≥ 39.4%	1.25
≥ 38.8% but < 39.4%	1 – 1.25A
≥ 37.8% but < 38.8%	0 – 1A
< 37.8%	0
A. Increase of the coefficient is proportional to its position on this line of the scale.
B. Executive positions make up 15% of the total workforce.
•Financial inclusionB (millions of people)

Financial inclusion B (million)	Coefficient
≥ 6.5	1.25
≥ 5 but < 6.5	1 – 1.25A
≥ 3.5 but < 5	0 – 1A
< 3.5	0
A. Increase of the coefficient is proportional to its position on this line of the scale.
B. Average annual total number of people unbanked, underbanked, in financial distress or with difficulty to access credit to whom we provide tailored access and finance solutions, aiming to meet local financial inclusion needs in a recurrent, comprehensive, affordable and effective way. Financial Inclusion thresholds have shifted from accumulative to annual average because it reflects better the performance of these programs.
This information can be found in the '6.4 Directors' remuneration policy for 2026, 2027 and 2028' section in the annual report.

Access 2025 annual report available on the Santander Group website

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10.2.3. Risk management
This section covers the requirement on qualitative information on social risk, specifically, the point on risk management, for question (h)

International standards on which the social risk management framework is based
Our social risk management framework draws up on international industry guidelines and principles. Thus, the four policies covered previously on 'Policies and procedures to manage social risks', have been established in accordance with international standards:
•The responsible banking and sustainability policy is based on standards such as the agreements reached at the 2015 COP21 summit on climate change in Paris, or the UNESCO World Heritage list, the 2011 United Nations Guiding Principles on Business and Human Rights, the Universal Declaration of Human Rights, Fundamental conventions of the International Labour Organization, among others.
•Our E&S risk management policy, follows the Equator Principles, the standards for social and environmental performance and the explanatory notes of the International Finance Corporation (IFC), the United Nations Global Compact, the Universal Declaration of Human Rights, the International Labour Organization Declaration, the Convention on the Rights of the Child, the Rio Declaration on Environment and the United Nations Convention against corruption.
•In the policy of donations, contributions must have, among other purposes, the defence of human rights, as proclaimed by the UN's Universal Declaration of Human Rights.
•Principles of responsible behaviour for suppliers: Banco Santander expects its suppliers to work to support and respect the protection of human rights in accordance with the United Nations Universal Declaration of Human Rights, the Fundamental Conventions of the International Labour Organization (ILO) and the United Nations Guiding Principles on Business and Human Rights.
In addition, the SFICS in the aspects related to social risk, draws on international industry guidelines, standards and principles such as the ICMA’s social and green bond principles, LMA’s principles or the UNEP FI framework among others.
Integration of social factors in the risk framework: management, setting of limits, tools and link with other risks
This section covers the requirement on qualitative information on social risk, specifically, the point on risk management, for question (i), (j), (k), (l) and (m)
The integration of social factors into the risk framework can be summarised as follows:
•CIB due diligence to assess and manage the environmental and social factors of corporate customers and embed them in credit approval. We assess customers in applicable sectors through a questionnaire that the first line of defence completes before a team of analysts reviews it to perform an overall environmental risk factor assessment. The findings of these assessments are escalated to the bank’s risk approval committees and considered in decision-making. The reputational risk assessment also forms part of decision-making, with particular focus on greenwashing. Due diligence consists of assessing the CIB's project finance transactions according to the Equator Principles.
In this regard, and as indicated in the E&S risk management policy, the questionnaires assessed in the customer discharge include the analysis of social aspects such as: child labour, forced labour, discrimination at work, freedom of association, working conditions, etc. grievance mechanism for workers or impact on communities, with respect to its own operations and its supply chain.
•Our E&S risk management policy sets establishes the standards for investing, and providing financial products and services to companies and customers in oil and gas, power generation and distribution, mining and metals, and soft commodities.
•The E&S risk and compliance departments delve deeper into cases that uncover red flags. The findings of the analysis (and its impact on credit and other risks) are escalated to the bank’s risk approval committees and are considered in decision-making process.
•As stated in our E&S risk management policy, we enhance responsible investments that align with our sustainability goals and support the Paris Agreement Goals. Therefore, will not directly invest in, or provide financial products and services to projects that fail to meet our social responsibility standards, including projects requiring Free, Prior and Informed Consent (FPIC) under IFC Performance Standard 7 - Indigenous Peoples. Such projects must demonstrate adherence to IFC Performance Standard 7 and have a credible plan to achieve compliance.
Moreover, we conduct a detailed analysis on CIB clients that operate in sectors subject to the E&S policy, including any activity that entails the resettlement of indigenous populations and/or other vulnerable groups.
Additionally, in the process of qualitative assessment of social risks of clients and/or projects in CIB's portfolio, compliance with the Equator Principles and other factors such as the availability of internal policies for the protection of human rights, labour rights, protection of communities where the client and its suppliers operate, among others, are assessed.
•The Group reviewed and refined its ABC framework to strengthen its practical application and ensure clear accountability within the relevant functions, reinforcing a culture of integrity and responsible conduct. The Group conducts regular Risk and Control Self-Assessments (RCSA) across all units to identify and evaluate residual financial crime risks within the organization. This process assesses the inherent risks of business activities — including those related to money laundering, terrorist financing, bribery, corruption, and others — and the suitability of the controls in place to mitigate them. In 2025, the Group continued to strengthen its awareness and training strategy through its Global Mandatory Training Programme, which ensures consistent coverage of all Financial Crime Compliance (FCC) risk areas, including Anti-Bribery and Corruption (ABC). This programme combines foundational training for all
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employees with tailored sessions for specific functions and risk profiles.
•Among the tools for integrating social factors, we run surveys and speak-up channels for employees and customers. We assess externalities to identify risks and opportunities and to appraise our impact on the community. We respond to demands from analysts, investors and ratings and NGOs; keep pace with new regulation and best practices worldwide; and take part in consultations with authorities, trade bodies and other organizations that influence policymaking on sustainable development.
•As discussed in section 10.1.3. Risk management, the methodologies and/or tools used for social risk management include the indirect consideration of the social factors in the climate scenarios and the qualitative assessment of relevant corporate customers, which allow compliance with the Group's criteria set out in its E&S risk management policy, as in the various procedures, which take into account international and/or national standards on labor and human rights, as also indicated in our risk framework. In addition, these tools are complemented by a comprehensive due diligence exercise, explained in section 10.2.1 Business strategy and processes.
•The integration of social aspects within the credit risk management is carried out on the basis of due diligence questionnaires during the process of granting of financing and monitoring. With regard to market and liquidity risk, social risks are indirectly considered in our strategic exercises such as ICAAP and ILAAP, by incorporating social factors such as the evolution of technology, the political framework or changes in market sentiment in the climate scenarios used. For operational risk, we continue working on the integration of social factors within the framework of management tools.

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10.3.Governance risk
This section covers the requirement on qualitative information on risks derived from governance, specifically questions (a), (b), (c) and (d)
The management of risks derived from governance is a relevant aspect in two facets: on the one hand, in the internal governance of Grupo Santander, and on the other, in the evaluation we make of the governance of our customers.
Grupo Santander has corporate frameworks for matters considered to have a material impact on its risk profile, such as risk, capital, liquidity, compliance, financial crime compliance, technology, auditing, accounting, finance, strategy, people and culture, outsourcing, cybersecurity, data & AI, special situations management, communications and branding, and responsible banking. These frameworks, which are mandatory and principle-based, specify:
•how the Group should supervise and exert control over subsidiaries;
•the Group’s involvement in subsidiaries’ decision-making (and vice versa).
In relation to the analysis of our clients' governance, it is assessed in:
1.Clients' credit ratings. In the development of CIB's client credit ratings, we assess aspects of our clients' governance such as the application of good governance codes on our stakeholders like Sarbanes-Oxley and their involvement in management issues.
2.In customer tiering: phasing it progressively in accordance with our ambition of net zero carbon emissions by 2050, beginning with power generation (more detail in the annual report).
3.In the screening and assessment process of the E&S of clients' activities in sectors (subject to the E&S Policy) such as oil and gas, power, soft commodities, mining and metals.
In the qualitative client assessment processes for portfolios such as CIB, specific issues associated with the governance model and those responsible for climate management (e.g. Sustainability Committees, assignment of oversight responsibility for climate change policies to the board of directors, integration of climate objectives into executive remuneration frameworks, etc.) are included.
Throughout this process, questionnaires are updated annually to assess aspects of our clients' governance and risk management:
•The ethical considerations and inclusiveness assessment includes, among others, actions and policies on non-discrimination at work, working conditions, populations requiring special attention, human rights.
•The strategy and risk management assessment includes the analysis of the quality and ambition of the customer’s quantitative GHG emissions targets and the credibility of the customer’s strategy to achieve their emissions reduction targets (e.g. policies on climate change action; business strategy consideration of climate change risks and opportunities; and action plans).
•The disclosure assessment focuses on the transparency of the customer’s reporting on past emissions performance across all relevant scopes, the level of assurance, as well as the degree of reporting alignment with the TCFD. Where possible, it may also include assessment as to whether or not previous greenhouse gas (GHG) emission targets were achieved.
•In relation to conflict of interest, Santander evaluates whether both its customers and their suppliers may have activities in prohibited areas according to the Group's regulations and whether there is any process to mitigate this.
Additionally, it analyses whether its costumer's policies evaluate aspects of non-discrimination at work, working conditions, populations requiring special attention, human rights of its suppliers. The impact of the production chains of customers and suppliers on their respective communities is also considered.
•Regarding the internal communication of critical concerns, we evaluate how internal client communication works, for example, in terms of grievance mechanisms for workers.
In addition, a governance assessment is conducted considering the level of management oversight and governance of the customer’s transition strategy. We assess the level of seniority of executives accountable for climate strategy, board committee oversight of climate change issues, and whether executive remuneration is linked to climate change performance. Having a executive manager responsible for climate-related issues and a responsible board member facilitates internal communication of critical climate issues throughout the organisation.
A financial manager completes a questionnaire before a team of analysts conducts an overall assessment of the customer's E&S risks in the applicable sectors.
The E&S risk and compliance departments delve deeper into cases that uncover red flags. They submit the findings of their analysis (and its impact on credit and other risks) to the bank’s risk approval committees, who use them in decision-making.

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4. As part of the customer due diligence process, the Group analyses publicly available information to assess the financial crime risk of our potential or existing customers (public media screening). If a relevant risk is identified during this process, it is escalated to the Financial Crime Prevention function for review and determination of mitigating actions.
5. In addition, the compliance function is embedded in the process of reviewing ESG labelled transactions. Consideration of Governance related risk factors is embedded in the broader client lifecycle. Reviews for transactions being labelled ESG are subject to escalation where risk factors are identified. Where the escalation includes governance risk factors an assessment will be performed based on the minimum social safeguards under the EU Taxonomy which focuses on corruption, competition and taxation considerations.

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10.4 Credit quality of exposures
This template provides information on exposures to non-financial companies operating in sectors that significantly contribute to climate change, including, among other things, information on the credit quality of the exposures and on financed emissions.
ESG disclosure in Pillar 3 follows the implementing technical standards on prudential disclosures on ESG risks defined by the EBA for this purpose. Therefore, the ESG information disclosed in this template of Pillar 3 is not necessarily aligned with other Group´s ESG management reports.
The perimeter includes exposures in the banking book, including loans and advances, debt securities and equity instruments to non-financial corporations, other than those held for trading.
Santander has an exposure of €330 billion, distributed between those sectors identified by the EBA as major climate change contributors (72% – NACE A–I and L) and other less polluting sectors (27% – NACE K, J, M–U).
The template also requires the identification of exposures excluded from benchmarks aligned with the Paris Agreement. To this end, we have applied sections d) through g) of Article 12.1, and Article 12.2 of Commission Delegated Regulation (EU) 2020/1818. Companies are identified based on the following criteria:
•1% or more of their revenue derive from exploration, mining, extraction, distribution or refining of hard coal and lignite.
•10% or more of their revenue derive from the exploration, extraction, distribution or refining of oil fuels.
•50% or more of their revenue derive from the exploration, extraction, manufacturing or distribution of gaseous fuels.
•At least 50% of its revenue comes from electricity generation with a greenhouse gas emission intensity of more than 100g CO2 equivalent/kWh.
•It has a high risk of not meeting the Do No Significant Harm criteria under the EU Taxonomy regulation.
In order to apply these criteria to our portfolio, we have used the list of companies excluded from the Paris Agreement provided by a new external supplier. Taking a conservative approach, all exposures of subsidiaries are reported as excluded when the group is excluded.
The resulting list has been complemented with those companies not included in the information provided by external providers but included in sectors with climate targets by the Group.

Regarding the publication of financed emissions, the calculation is based on the PCAF standard:
•Using the actual emissions of the counterparties when available, which are obtained from Carbon Disclosure Project (CDP) database, JATO (for Automotive sector) and Wood Mackenzie (for Oil & Gas sector).
•Supplementing the rest of the portfolio with the latest available average emission factors from PCAF database.
Different methodologies have been used depending on the type of asset (loans to companies, real estate, and motor vehicle loans).
Larger volumes of emissions of the non financial corporations portfolio have been identified in the manufacturing and wholesale and retail trade sectors.
In August 2025, the EBA published a non-action letter regarding the implementing technical standards on amended disclosures requirements for ESG risks. The publication of the GAR templates was suspended until December 2026. Therefore, the 'Of which environmentally sustainable (CCM)' column of this template will also not be reported.
Due to the sale of Santander Bank Polska S.A. by Santander Group, the exposure pertaining to this unit is classified as non-current assets and disposal groups classified as held for sale for accounting purposes. As a result, this exposure is no longer part of the Pillar 3 ESG perimeter, as in the June 2025 report, and is excluded from what is reported in this and the following templates.
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Table 98.ESG 1 - Banking book- Climate Change transition risk: Credit quality of exposures by sector, emissions and residual maturity

	Sector/subsector	a	b	c	d	e
			Gross carrying amount (Mln EUR)

Of which exposures towards companies excluded from EU Paris-aligned Benchmarks in accordance with points (d) to (g) of Article 12.1 and in accordance with Article 12.2 of Climate Benchmark Standards Regulation
				Of which environmentally sustainable (CCM)	Of which stage 2 exposures	Of which non-performing exposures
1	Exposures towards sectors that highly contribute to climate change*	238,495	10,830	—	21,824	8,174
2	A - Agriculture, forestry and fishing	7,454	—	—	606	466
3	B - Mining and quarrying	10,813	5,558	—	377	157
4	B.05 - Mining of coal and lignite	—	—	—	—	—
5	B.06 - Extraction of crude petroleum and natural gas	3,190	1,822	—	160	16
6	B.07 - Mining of metal ores	2,530	397	—	65	4
7	B.08 - Other mining and quarrying	504	18	—	123	17
8	B.09 - Mining support service activities	4,589	3,322	—	30	120
9	C - Manufacturing	45,989	1,233	—	3,591	1,453
10	C.10 - Manufacture of food products	11,091	—	—	627	346
11	C.11 - Manufacture of beverages	2,007	—	—	123	54
12	C.12 - Manufacture of tobacco products	826	—	—	—	—
13	C.13 - Manufacture of textiles	584	—	—	57	44
14	C.14 - Manufacture of wearing apparel	489	—	—	52	74
15	C.15 - Manufacture of leather and related products	367	—	—	39	62
16	C.16 - Manufacture of wood and of products of wood and cork, except furniture; manufacture of articles of straw and plaiting materials	782	—	—	60	51
17	C.17 - Manufacture of pulp, paper and paperboard	1,430	—	—	120	22
18	C.18 - Printing and service activities related to printing	413	—	—	65	32
19	C.19 - Manufacture of coke oven products	1,331	869	—	42	9
20	C.20 - Production of chemicals	4,718	314	—	717	69
21	C.21 - Manufacture of pharmaceutical preparations	882	—	—	17	14
22	C.22 - Manufacture of rubber products	1,521	—	—	148	61
23	C.23 - Manufacture of other non-metallic mineral products	1,301	—	—	97	57
24	C.24 - Manufacture of basic metals	2,867	17	—	354	62
25	C.25 - Manufacture of fabricated metal products, except machinery and equipment	2,606	—	—	271	146

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26	C.26 - Manufacture of computer, electronic and optical products	1,915	—	—	68	21
27	C.27 - Manufacture of electrical equipment	2,020	—	—	73	64
28	C.28 - Manufacture of machinery and equipment n.e.c.	2,002	12	—	153	67
29	C.29 - Manufacture of motor vehicles, trailers and semi-trailers	3,787	13	—	226	33
30	C.30 - Manufacture of other transport equipment	862	—	—	108	33
31	C.31 - Manufacture of furniture	480	—	—	49	42
32	C.32 - Other manufacturing	889	7	—	63	45
33	C.33 - Repair and installation of machinery and equipment	821	—	—	62	46
34	D - Electricity, gas, steam and air conditioning supply	14,400	1,433	—	1,635	238
35	D35.1 - Electric power generation, transmission and distribution	13,748	1,054	—	1,629	237
36	D35.11 - Production of electricity	9,100	769	—	1,200	159
37	D35.2 - Manufacture of gas; distribution of gaseous fuels through mains	628	379	—	3	1
38	D35.3 - Steam and air conditioning supply	25	—	—	2	1
39	E - Water supply; sewerage, waste management and remediation activities	1,536	18	—	243	62
40	F - Construction	18,562	576	—	2,060	800
41	F.41 - Construction of buildings	10,622	—	—	722	345
42	F.42 - Civil engineering	3,340	—	—	484	100
43	F.43 - Specialised construction activities	4,600	576	—	854	354
44	G - Wholesale and retail trade; repair of motor vehicles and motorcycles	71,743	1,855	—	6,470	2,715
45	H - Transportation and storage	16,101	158	—	1,457	779
46	H.49 - Land transport and transport via pipelines	8,086	133	—	561	334
47	H.50 - Water transport	2,056	24	—	321	99
48	H.51 - Air transport	1,515	—	—	9	228
49	H.52 - Warehousing and support activities for transportation	4,139	1	—	556	105
50	H.53 - Postal and courier activities	306	—	—	10	11
51	I - Accommodation and food service activities	10,612	—	—	968	508
52	L - Real estate activities	41,285	—	—	4,416	996
53	Exposures towards sectors other than those that highly contribute to climate change*	91,513	3,834	—	6,261	3,646
54	K - Financial and insurance activities	—	—	—	—	—
55	Exposures to other sectors (NACE codes J, M - U)	91,513	3,834	—	6,261	3,646
56	TOTAL	330,008	14,664		28,084	11,820
	* In accordance with Commission Delegated Regulation (EU) 2020/1818, supplementing Regulation (EU) 2016/1011 with regard to minimum standards applicable to EU climate transition benchmarks and EU benchmarks aligned with the Paris Agreement (Regulation on climate transition benchmarks), recital 6: Sectors listed in sections A to H and section L of Annex I to Regulation (EC) No 1893/2006

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Table 98.ESG 1 - Banking book- Climate Change transition risk: Credit quality of exposures by sector, emissions and residual maturity

	Sector/subsector	f	g	h
		Accumulated impairment, accumulated negative changes in fair value due to credit risk and provisions (Mln EUR)
			Of which Stage 2 exposures	Of which non-performing exposures
1	Exposures towards sectors that highly contribute to climate change*	-4,787	-977	-3,393
2	A - Agriculture, forestry and fishing	-255	-37	-194
3	B - Mining and quarrying	-80	-35	-40
4	B.05 - Mining of coal and lignite	—	—	—
5	B.06 - Extraction of crude petroleum and natural gas	-7	-2	-2
6	B.07 - Mining of metal ores	-8	-5	-1
7	B.08 - Other mining and quarrying	-37	-27	-10
8	B.09 - Mining support service activities	-28	—	-26
9	C - Manufacturing	-909	-165	-676
10	C.10 - Manufacture of food products	-195	-25	-156
11	C.11 - Manufacture of beverages	-24	-4	-18
12	C.12 - Manufacture of tobacco products	—	—	—
13	C.13 - Manufacture of textiles	-22	-4	-17
14	C.14 - Manufacture of wearing apparel	-36	-3	-31
15	C.15 - Manufacture of leather and related products	-28	-2	-25
16	C.16 - Manufacture of wood and of products of wood and cork, except furniture; manufacture of articles of straw and plaiting materials	-38	-3	-33
17	C.17 - Manufacture of pulp, paper and paperboard	-12	-2	-7
18	C.18 - Printing and service activities related to printing	-15	-2	-12
19	C.19 - Manufacture of coke oven products	-4	-1	-2
20	C.20 - Production of chemicals	-89	-59	-26
21	C.21 - Manufacture of pharmaceutical preparations	-6	-1	-3
22	C.22 - Manufacture of rubber products	-34	-5	-26
23	C.23 - Manufacture of other non-metallic mineral products	-29	-4	-23
24	C.24 - Manufacture of basic metals	-36	-8	-26
25	C.25 - Manufacture of fabricated metal products, except machinery and equipment	-112	-10	-97
26	C.26 - Manufacture of computer, electronic and optical products	-14	-4	-8
27	C.27 - Manufacture of electrical equipment	-45	-2	-41
28	C.28 - Manufacture of machinery and equipment n.e.c.	-41	-4	-34
29	C.29 - Manufacture of motor vehicles, trailers and semi-trailers	-37	-8	-21

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30	C.30 - Manufacture of other transport equipment	-19	-1	-17
31	C.31 - Manufacture of furniture	-23	-3	-20
32	C.32 - Other manufacturing	-24	-4	-15
33	C.33 - Repair and installation of machinery and equipment	-24	-4	-18
34	D - Electricity, gas, steam and air conditioning supply	-169	-77	-77
35	D35.1 - Electric power generation, transmission and distribution	-168	-77	-76
36	D35.11 - Production of electricity	-144	-74	-59
37	D35.2 - Manufacture of gas; distribution of gaseous fuels through mains	-1	—	—
38	D35.3 - Steam and air conditioning supply	—	—	—
39	E - Water supply; sewerage, waste management and remediation activities	-35	-11	-23
40	F - Construction	-476	-71	-367
41	F.41 - Construction of buildings	-241	-42	-180
42	F.42 - Civil engineering	-50	-9	-34
43	F.43 - Specialised construction activities	-185	-20	-152
44	G - Wholesale and retail trade; repair of motor vehicles and motorcycles	-1,752	-319	-1,290
45	H - Transportation and storage	-331	-56	-249
46	H.49 - Land transport and transport via pipelines	-203	-32	-153
47	H.50 - Water transport	-6	-3	-2
48	H.51 - Air transport	-43	—	-42
49	H.52 - Warehousing and support activities for transportation	-73	-19	-47
50	H.53 - Postal and courier activities	-6	-1	-4
51	I - Accommodation and food service activities	-311	-58	-232
52	L - Real estate activities	-469	-149	-247
53	Exposures towards sectors other than those that highly contribute to climate change*	-2,236	-297	-1,709
54	K - Financial and insurance activities	—	—	—
55	Exposures to other sectors (NACE codes J, M - U)	-2,236	-297	-1,709
56	TOTAL	-7,023	-1,275	-5,102
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Table 98.ESG 1 - Banking book- Climate Change transition risk: Credit quality of exposures by sector, emissions and residual maturity

	Sector/subsector	i	j
		GHG financed emissions (scope 1, scope 2 and scope 3 emissions of the counterparty) (in tons of CO2 equivalent)
			Of which Scope 3 financed emissions
1	Exposures towards sectors that highly contribute to climate change*	169,299,285	129,643,738
2	A - Agriculture, forestry and fishing	10,000,729	3,283,268
3	B - Mining and quarrying	34,743,077	29,831,791
4	B.05 - Mining of coal and lignite	85	29
5	B.06 - Extraction of crude petroleum and natural gas	7,051,674	5,244,930
6	B.07 - Mining of metal ores	18,282,004	16,458,484
7	B.08 - Other mining and quarrying	785,429	331,162
8	B.09 - Mining support service activities	8,623,886	7,797,185
9	C - Manufacturing	57,743,261	47,107,611
10	C.10 - Manufacture of food products	11,581,136	9,787,862
11	C.11 - Manufacture of beverages	1,306,361	1,124,788
12	C.12 - Manufacture of tobacco products	154,463	126,561
13	C.13 - Manufacture of textiles	339,221	277,238
14	C.14 - Manufacture of wearing apparel	337,276	287,496
15	C.15 - Manufacture of leather and related products	215,355	174,350
16	C.16 - Manufacture of wood and of products of wood and cork, except furniture; manufacture of articles of straw and plaiting materials	353,901	273,869
17	C.17 - Manufacture of pulp, paper and paperboard	570,829	431,017
18	C.18 - Printing and service activities related to printing	179,490	129,972
19	C.19 - Manufacture of coke oven products	2,142,690	1,713,029
20	C.20 - Production of chemicals	8,220,345	5,801,722
21	C.21 - Manufacture of pharmaceutical preparations	867,452	485,607
22	C.22 - Manufacture of rubber products	2,144,984	1,440,815
23	C.23 - Manufacture of other non-metallic mineral products	1,829,755	966,386
24	C.24 - Manufacture of basic metals	3,797,270	2,476,835
25	C.25 - Manufacture of fabricated metal products, except machinery and equipment	2,740,912	1,716,199
26	C.26 - Manufacture of computer, electronic and optical products	8,659,632	8,496,124
27	C.27 - Manufacture of electrical equipment	3,789,682	3,641,832

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28	C.28 - Manufacture of machinery and equipment n.e.c.	1,872,454	1,770,875
29	C.29 - Manufacture of motor vehicles, trailers and semi-trailers	3,496,914	3,208,074
30	C.30 - Manufacture of other transport equipment	2,064,584	2,031,624
31	C.31 - Manufacture of furniture	304,488	188,652
32	C.32 - Other manufacturing	443,853	328,480
33	C.33 - Repair and installation of machinery and equipment	330,213	228,205
34	D - Electricity, gas, steam and air conditioning supply	11,792,889	5,003,102
35	D35.1 - Electric power generation, transmission and distribution	10,593,171	4,269,495
36	D35.11 - Production of electricity	6,081,556	2,362,756
37	D35.2 - Manufacture of gas; distribution of gaseous fuels through mains	1,164,296	723,787
38	D35.3 - Steam and air conditioning supply	35,422	9,820
39	E - Water supply; sewerage, waste management and remediation activities	1,274,218	433,016
40	F - Construction	7,288,653	6,585,277
41	F.41 - Construction of buildings	1,926,276	1,656,349
42	F.42 - Civil engineering	1,464,843	1,366,123
43	F.43 - Specialised construction activities	3,897,534	3,562,805
44	G - Wholesale and retail trade; repair of motor vehicles and motorcycles	37,897,143	32,820,131
45	H - Transportation and storage	5,360,848	2,907,456
46	H.49 - Land transport and transport via pipelines	2,833,917	1,535,511
47	H.50 - Water transport	869,639	485,549
48	H.51 - Air transport	360,513	170,048
49	H.52 - Warehousing and support activities for transportation	1,246,640	678,489
50	H.53 - Postal and courier activities	50,138	37,859
51	I - Accommodation and food service activities	1,878,991	1,362,414
52	L - Real estate activities	1,319,476	309,673
53	Exposures towards sectors other than those that highly contribute to climate change*
54	K - Financial and insurance activities
55	Exposures to other sectors (NACE codes J, M - U)
56	TOTAL	169,299,285	129,643,738

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Table 98.ESG 1 - Banking book- Climate Change transition risk: Credit quality of exposures by sector, emissions and residual maturity

	Sector/subsector	k	l	m	n	o	p
		GHG emissions (column i): gross carrying amount percentage of the portfolio derived from company-specific reporting	<= 5 years	> 5 year <= 10 years	> 10 year <= 20 years	> 20 years	Average weighted maturity

1	Exposures towards sectors that highly contribute to climate change*	11.3%	196,523	24,403	10,604	6,964	2.91
2	A - Agriculture, forestry and fishing	0.7%	6,051	1,024	306	73	3.16
3	B - Mining and quarrying	17.1%	8,889	1,005	838	80	2.59
4	B.05 - Mining of coal and lignite	—%	—	—	—	—	2.61
5	B.06 - Extraction of crude petroleum and natural gas	2.2%	2,765	243	153	29	2.43
6	B.07 - Mining of metal ores	54.3%	2,495	33	—	2	0.67
7	B.08 - Other mining and quarrying	9.3%	419	43	2	41	2.26
8	B.09 - Mining support service activities	7.8%	3,209	687	684	9	3.78
9	C - Manufacturing	13.2%	39,836	4,563	881	708	2.14
10	C.10 - Manufacture of food products	7.2%	10,387	554	72	78	1.79
11	C.11 - Manufacture of beverages	27.0%	1,519	324	32	131	1.99
12	C.12 - Manufacture of tobacco products	62.3%	763	62	—	1	0.71
13	C.13 - Manufacture of textiles	—%	536	27	18	3	2.29
14	C.14 - Manufacture of wearing apparel	0.3%	449	18	4	17	2.10
15	C.15 - Manufacture of leather and related products	—%	327	31	3	6	2.05
16	C.16 - Manufacture of wood and of products of wood and cork, except furniture; manufacture of articles of straw and plaiting materials	1.9%	699	66	10	6	2.61
17	C.17 - Manufacture of pulp, paper and paperboard	14.9%	1,203	151	65	11	2.94
18	C.18 - Printing and service activities related to printing	—%	365	32	11	5	2.74
19	C.19 - Manufacture of coke oven products	—%	976	352	—	2	3.80
20	C.20 - Production of chemicals	23.3%	3,780	620	247	71	2.33
21	C.21 - Manufacture of pharmaceutical preparations	8.4%	781	72	—	28	1.82
22	C.22 - Manufacture of rubber products	3.7%	1,396	93	17	15	1.99
23	C.23 - Manufacture of other non-metallic mineral products	5.8%	1,222	56	5	18	1.85

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24	C.24 - Manufacture of basic metals	7.6%	2,263	322	259	24	2.53
25	C.25 - Manufacture of fabricated metal products, except machinery and equipment	6.4%	2,307	222	38	40	2.28
26	C.26 - Manufacture of computer, electronic and optical products	24.1%	1,829	78	1	6	1.17
27	C.27 - Manufacture of electrical equipment	24.5%	1,494	510	5	11	2.74
28	C.28 - Manufacture of machinery and equipment n.e.c.	9.7%	1,881	85	14	22	1.69
29	C.29 - Manufacture of motor vehicles, trailers and semi-trailers	21.9%	3,329	437	2	20	1.61
30	C.30 - Manufacture of other transport equipment	22.4%	546	253	57	6	3.82
31	C.31 - Manufacture of furniture	—%	435	32	9	4	2.19
32	C.32 - Other manufacturing	5.9%	688	20	4	178	1.83
33	C.33 - Repair and installation of machinery and equipment	11.3%	663	146	8	5	3.01
34	D - Electricity, gas, steam and air conditioning supply	26.2%	9,248	2,491	1,223	1,439	4.55
35	D35.1 - Electric power generation, transmission and distribution	27.0%	8,728	2,376	1,207	1,436	4.64
36	D35.11 - Production of electricity	24.7%	5,268	1,814	904	1,114	4.85
37	D35.2 - Manufacture of gas; distribution of gaseous fuels through mains	10.0%	497	114	15	2	2.90
38	D35.3 - Steam and air conditioning supply	—%	23	1	—	—	2.29
39	E - Water supply; sewerage, waste management and remediation activities	5.9%	1,036	304	138	58	4.32
40	F - Construction	3.6%	15,646	1,457	1,147	312	3.43
41	F.41 - Construction of buildings	0.8%	9,497	677	231	218	2.76
42	F.42 - Civil engineering	13.6%	2,644	518	129	48	3.62
43	F.43 - Specialised construction activities	2.7%	3,505	263	787	45	4.47
44	G - Wholesale and retail trade; repair of motor vehicles and motorcycles	17.1%	65,565	2,516	1,232	2,431	1.84
45	H - Transportation and storage	7.9%	11,601	3,159	1,146	196	4.27
46	H.49 - Land transport and transport via pipelines	3.3%	6,827	936	170	152	3.31
47	H.50 - Water transport	29.1%	769	992	294	1	6.31
48	H.51 - Air transport	0.8%	1,274	194	45	2	3.50
49	H.52 - Warehousing and support activities for transportation	9.6%	2,618	1,032	450	40	4.53
50	H.53 - Postal and courier activities	—%	113	5	186	1	9.79
51	I - Accommodation and food service activities	1.0%	6,676	2,480	1,135	321	4.94
52	L - Real estate activities	1.6%	31,976	5,404	2,558	1,347	3.41
53	Exposures towards sectors other than those that highly contribute to climate change*		65,996	8,229	2,612	14,675	2.97
54	K - Financial and insurance activities		—	—	—	—	—
55	Exposures to other sectors (NACE codes J, M - U)		65,996	8,229	2,612	14,675	2.97
56	TOTAL	11.3%	262,520	32,633	13,216	21,640	2.92
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10.5 Energy efficiency of the collateral
The purpose of this template is to measure the energy efficiency of the loans collateralized with commercial and residential immovable property and of repossessed real estate collaterals, in terms of their consumption as expressed in kWh/m2 and/or their energy performance certificates (EPCs).
ESG disclosure in Pillar 3 follows the implementing technical standards on prudential disclosures on ESG risks defined by the EBA for this purpose. Therefore, the ESG information disclosed in this template of Pillar 3 is not necessarily aligned with other Group’s ESG management reports.
With the aim of promoting the energy efficiency of buildings, the Energy Performance of Buildings Directive (2010/31/EU) and the Energy Efficiency Directive (2012/27/EU) introduced EPCs in Europe. Following their entry into force, these certificates are compulsory for the sale and rent of immovable property in the European Union.
However, when analysing the information provided, the following should be considered:
•Transactions (sales/renting) prior to the date of entry into force of the directive were not subject to the obligation of providing an EPC.
•The directive is applicable across the European Union and, as such, does not cover all jurisdictions where Santander operates.
•Even at the European Union level, as recognised by the European Banking Authority (EBA) in the Implementing Technical Standards on Prudential Disclosures on ESG risks, application of the Directive is not standardised.
•Depending on the legal provisions in each country, an EPC's obligation to carry out the transaction does not always imply that the financial institution involved in the transaction has access to such information.
Given that the directive is applicable in the European Union, the Group has worked to obtain EPCs for the main collateralized portfolios in this region (Spain, Portugal and Germany), as well as the UK, since it has a EPC system that is similar to that of the European Union. For these regions, the Group is currently collecting information of new originations or has initiatives in place to obtain it.

For these countries, work has been done to obtain EPCs and energy consumption (in kWh/m2), drawing from various sources of information:
•Firstly, information already available internally has been used.
•Additionally, in Spain, the UK and Portugal, this has been supplemented by information obtained by external suppliers (Gloval, Landmark, and Energy Savings Trust).
•In regard to immovable property for which real data was not available, for those immovable properties subject to EPCs this has been modelled both internally (in the case of Spain), as well as by an external supplier (in the case of Portugal and the UK), in order to cover a large percentage of the portfolio and allowing us to cover almost the entire portfolio in both countries.
As per EBA guidelines, whereas in the report on exposure by energy certificate (EPC label) only actual energy certificates were considered, the report by energy consumption (kWh/ m2) used real consumption in addition to estimated consumption. Given this, energy consumption has been estimated for both the portion of the portfolio for which no EPC label was available, and for the part of the portfolio with EPC label where real consumption information was not available.
In the case of the UK, Spain, Portugal and Germany, actual EPCs have been reported for 72% of the portfolio, with estimated EPCs available for a further 25%.
In countries where EPC labels above A are issued, they are categorised under EPC label A (column H). Likewise, EPC labels below G are placed in EPC label G (column N).
For the remaining regions, such as the US and Latin America, given the current lack of European Union equivalent regulations in this respect, the exposure of these geographies are being reported as not having EPCs.
However, the portfolios collateralized by immovable property in countries without EPC schemes or an equivalent in place represent less than 22% of the Group's total portfolio.

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Table 99.ESG 2 - Banking book - Climate change transition risk: Loans collateralised by immovable property - Energy efficiency of the collateral

		a	b	c	d	e	f	g
	Counterparty sector	Total gross carrying amount amount (in MEUR)
			Level of energy efficiency (EP score in kWh/m² of collateral)
			0; <= 100	> 100; <= 200	> 200; <= 300	> 300; <= 400	> 400; <= 500	> 500
1	Total EU area	124,817	36,246	52,477	14,747	3,268	910	586
2	Of which Loans collateralised by commercial immovable property	19,442	5,936	6,794	1,854	364	141	137
3	Of which Loans collateralised by residential immovable property	101,353	30,271	45,660	12,891	2,904	768	450
4	Of which Collateral obtained by taking possession: residential and commercial immovable properties	4,023	39	23	2	—	—	—
5	Of which Level of energy efficiency (EP score in kWh/m² of collateral) estimated	63,207	21,090	37,067	4,855	191	3	2
6	Total non-EU area	289,298	25,544	55,721	84,226	25,682	5,923	3,238
7	Of which Loans collateralised by commercial immovable property	24,269	223	992	705	570	175	550
8	Of which Loans collateralised by residential immovable property	264,546	25,321	54,729	83,521	25,113	5,748	2,688
9	Of which Collateral obtained by taking possession: residential and commercial immovable properties	482	—	—	—	—	—	—
10	Of which Level of energy efficiency (EP score in kWh/m² of collateral) estimated	27,161	362	4,661	18,043	3,518	356	221
	*Energy consumption in kWh/m² of the actual guarantee

Table 99.ESG 2 - Banking book - Climate change transition risk: Loans collateralised by immovable property - Energy efficiency of the collateral

		h	i	j	k	l	m	n	o	p
	Counterparty sector	Total gross carrying amount amount (in MEUR)
		Level of energy efficiency (EPC label of collateral)							Without EPC label of collateral
		A	B	C	D	E	F	G		Of which level of energy efficiency*
1	Total EU area	7,755	6,378	6,532	9,018	18,936	3,756	3,923	68,520	75%
2	Of which Loans collateralised by commercial immovable property	1,062	1,424	1,071	849	916	224	219	13,677	66%
3	Of which Loans collateralised by residential immovable property	6,693	4,955	5,461	8,168	18,020	3,531	3,704	50,821	83%
4	Of which Collateral obtained by taking possession: residential and commercial immovable properties	—	—	—	—	—	—	—	4,022	2%
5	Of which Level of energy efficiency (EP score in kWh/m² of collateral) estimated	—	—	—	—	—	—	—	51,134	100%
6	Total non-EU area	1,106	27,057	48,111	67,814	23,418	4,639	1,028	116,125	23%
7	Of which Loans collateralised by commercial immovable property	—	744	714	470	74	6	126	22,135	5%
8	Of which Loans collateralised by residential immovable property	1,106	26,313	47,397	67,344	23,344	4,632	902	93,507	28%
9	Of which Collateral obtained by taking possession: residential and commercial immovable properties	—	—	—	—	—	—	—	482	—%
10	Of which Level of energy efficiency (EP score in kWh/m² of collateral) estimated	—	—	—	—	—	—	—	27,161	100%
	*Energy consumption in kWh/m² of the actual guarantee
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10.6 Alignment metrics
The purpose of this template is to provide information on the emissions of our customers classified according to the climate sector to which they belong, and the alignment metrics defined by the International Energy Agency (IEA) for the various sectors.
To maintain consistency, the portfolio alignment methodology and the underlying assumptions in this template (including exposure, the reference year, and emissions by scope) adhere to the same decision criteria used to define the objectives for each sector. Further information on the applied decision criteria can be found in our 2025 annual report and the 2022–2023 Climate Finance Report.
In 2025, we reviewed our sectoral targets and the underlying scenarios. For all sectors with published decarbonization objectives, our primary reference scenario is the IEA's Net Zero Emissions by 2050 (NZE) scenario.
The IEA recently updated the quantitative information on the NZE scenarios in the October 2025 World Energy Outlook. We use this update to calculate the distance to the scenario; however, the 2030 data point is not published in this version. Therefore, we interpolated between 2023 and 2035 data to obtain a 2030 metric. The sole exception is the oil and gas sector, where we derived the reference scenario from Emissions from Oil and Gas Operations in Net Zero Transitions framework (2023).
For the first time this year, all of our targets are defined based on physical intensity of emissions according to attributed production, i.e. the intensity of the emissions of the company or Project Finance weighted by the attribution factor, following the methodology defined by PCAF. In each sector, the parameters are defined according to different factors:
• For the Power generation sector, the scope is limited to companies and project finance in the electricity generation segment, which is responsible for most of the emissions. The chosen alignment parameter is physical intensity (kilograms of CO2 equivalent/MWh), including scope 1 emissions of our credit portfolio.

• For the Energy (oil and gas) sector, we assess upstream companies, as well as integrated companies that undertake their own upstream oil and gas production. We assess physical emission intensity for operational emissions in Scopes 1 and 2. The implementation of this new target is based on operational feasibility, data traceability and effective control over the emission sources.

• In the steel sector, the objective is to reduce the intensity of CO2 equivalent emissions (scope 1 and 2) of our credit portfolio for steel manufacturers, measured in tonnes of CO2 equivalent for every tonne of steel produced.

•The initial target established for the aviation sector has been reclassified as a monitoring metric. It is no longer considered a formal target and has therefore been removed from this template. This decision follows our annual portfolio alignment materiality assessment, which is based on dynamic criteria including financed emissions, exposure, portfolio management capacity and strategic relevance. Given the sector’s evolving materiality and its strong dependency on external policy and technology developments, monitoring now provides a more appropriate management approach.

• Finally, the target for the automotive sector focuses on the manufacturing of passenger cars, i.e. on Original Equipment Manufacturers (OEMs). The target metric is scope 3 GHG emissions from OEMs, measured by the average CO2 intensity per vkm of the fleet sold in the given year.

The NACE code provided in the template refers to the part of the value chain of each sector that is considered in the emissions calculation.

Various sources are used for these calculations, including S&P Trucost, Global Data, Wood Mackenzie, JATO as well as companies’ official disclosures for production data, Carbon Disclosure Project or Wood Mackenzie for emissions. To obtain emissions intensities, we refer to the Transition Pathway Initiative (TPI) or we calculate them based on data reported by the companies.

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Table 100.ESG 3 - Banking book - Climate change transition risk: Alignment metrics

	a	b	c	d	e	f	g
	Sector	NACE Sectors	Portfolio gross carrying amount (Mn EUR)	Alignment metric	Year of reference	Distance to IEA NZE2050 in %	Target (year of reference + 3 years)
1	Power	D351	12,162	88 KgCOe/MWh	2024	-36	Not Available
2	Fossil fuel combustion	B6	5,436	3.15 tCO2e/TJ	2024	36	Not Available
3	Automotive	C291	3,646	128 grCO2/vkm	2024	54	Not Available
4	Aviation	—	—	—	—	—
5	Maritime transport
6	Cement, clinker and lime production
7	Iron and steel, coke, and metal ore production	C241	1,475	1.51 tCO2e/ton steel	2024	18	N/A
8	Chemicals
9	Iron and steel, coke, and metal ore production (Steel)

Regarding the 'Distance to IEA NZE 2050 in %' column, the reported criteria was modified in June 2023 Pillar 3 report compared to the December 2022 Pillar 3 report. The template reported in December 2025 maintains the criteria of the June 202316 report.
10.7. Exposure to the top 20 polluting companies
The objective of this template is to show aggregate exposure of Santander to the 20 most carbon-intensive firms globally.
The scope includes loans and advances, debt securities and equity instruments, classified in the accounting portfolios of the banking book, excluding financial assets held for trading and assets held for sale.
As stated in previous reports, Santander is continuing to report this template based on the list published by Carbon Majors. In March 2025, Carbon Majors published an update of this list, which has been used to complete this template.
According to EBA’s guidelines, the disclosure of the field 'of which environmentally sustainable (CCM)' has been discontinued until end of 2026.

Table 101.ESG 4 - Banking book - Climate change transition risk: Exposures to top 20 carbon-intensive firms
	EUR millon
	a	b	c	d	e
	Gross carrying amount (aggregate)	Gross carrying amount towards the counterparties compared to total gross carrying amount (aggregate)*	Of which environmentally sustainable (CCM)	Weighted average maturity	Number of top 20 polluting firms included
1	6,901	0.54%	N/A	3.1	9
	*For counterparties among the world's twenty largest carbon emitters
16 From June 2023 onwards, the Pillar 3 report is calculated as [(Base year metric - IEA scenario metric in 2030)/IEA metric in 2030 * 100].
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10.8. Exposures subject to physical risk
The purpose of this template is to identify exposures subject to acute and chronic physical risk, including exposures collateralized by immovable property, exposures by business sector and foreclosed assets.
ESG disclosure in Pillar 3 follows the implementing technical standards on prudential disclosures on ESG risks defined by the EBA for this purpose. Therefore, the ESG information disclosed in this template of Pillar 3 is not necessarily aligned with other Group's ESG management reports.
The perimeter includes exposures in the banking book, including loans and advances, debt securities and equity instruments not held-for-trading and not held-for-sale. Physical risk are defined as risks which arise from the physical effects of climate change and environmental degradation. They can be categorised either as acute - if they arise from climate and weather-related events and an acute destruction of the environment, or chronic - if they arise from progressive shifts in climate and weather patterns or a gradual loss of ecosystem services.
In order to assess the physical risk of its portfolio, Santander has requested information on acute and chronic physical risk from a specialised insurer. With regard to the previous report, the Group has continued to work on increasing the granularity of physical risk information by conducting assessments based on the location of collateral, as well as customers' main offices for unsecured loans, at the postcode level for Europe or equivalent for the rest of the Group's subsidiaries. In addition, the number of geographical areas provided by the supplier for physical risk assessment has been increased.
The methodology applied by the vendor follows the basis developed by the UNEP-FI working teams, it incorporates rating levels for the 13 threats identified and 8 vulnerability factors to adjust these hazards' impact on various economic activities in each geography. Including vulnerabilities in models allows us to identify the main physical events that each economic activity may be affected.
For each one of the regions ) and selected sectors (activities added to level 2 of the NACE codes), the vendor has provided an assessment of the risks (8 acute and 5 chronic) identifying the risk associated with each one on a scale of 1 to 5, from lowest to highest risk, respectively. This analysis has been performed for the main climate-related scenarios (RCP 2.6, RCP 4.5 and RCP 8.5) and the following time horizons: current, 2030, 2040, 2050 and 2100.
The template requires determining which exposures are sensitive to the impact of physical risk, but the instructions of the European Banking Authority do not set forth under which specific metric or threshold this determination should be made. To this end, using the scale mentioned earlier, Santander has applied the conservative criteria suggested by the provider, deeming that an activity in a geography is sensitive to the impact of physical risks when at least one hazard provided by the external supplier is assessed as four or higher.
The scenario used for this assessment is RCP 4.5, which is deemed appropriate as it serves as a middle ground between the scenario that achieve the Paris Agreement target (RCP 2.6) and a scenario more typical of stress exercise (RCP 8.5).
The chosen time horizons have been deemed consistent with the average portfolio maturities, with conservative criteria. As such, for unsecured exposures, a time horizon of 2030 has been taken into account, which comfortably covers the average maturity of these portfolios. Moreover, for the longer-term secured portfolios, a time horizon of 2050 has been taken into account.
In relation to the location used for physical risk assessment, the Group is working to consider the location of wholesale customers' most relevant production centres in its physical risk assessment.

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Table 102.ESG 5 - Banking book - Climate change physical risk: Exposures subject to physical risk

	a	b	c	d	e	f	g	h	i	j	k	l	m	n	o
	Europe	Gross carrying amount (Mln EUR)
			of which exposures sensitive to impact from climate change physical events
			Breakdown by maturity bucket					of which exposures sensitive to impact from chronic climate change events	of which exposures sensitive to impact from acute climate change events	of which exposures sensitive to impact both from chronic and acute climate change events	Of which Stage 2 exposures	Of which non-performing exposures	Accumulated impairment, accumulated negative changes in fair value due to credit risk and provisions
			<= 5 years	> 5 year <= 10 years	> 10 year <= 20 years	> 20 years	Average weighted maturity							of which Stage 2 exposures	Of which non-performing exposures
1	A - Agriculture, forestry and fishing	3,060	1,371	319	23	6	3	1,657	24	38	177	82	-43	-8	-33
2	B - Mining and quarrying	5,329	23	—	—	—	1	23	—	—	10	3	—	—	—
3	C - Manufacturing	25,159	7,913	735	16	29	2	8,599	74	20	747	396	-180	-20	-153
4	D - Electricity, gas, steam and air conditioning supply	8,487	2,529	1,596	425	346	6	3,248	1,648	—	426	69	-47	-7	-34
5	E - Water supply; sewerage, waste management and remediation activities	1,042	4	—	—	—	2	—	4	—	—	—	—	—	—
6	F - Construction	13,449	1,519	97	32	50	3	415	123	1,158	116	135	-55	-4	-48
7	G - Wholesale and retail trade; repair of motor vehicles and motorcycles	44,324	362	12	—	1	1	106	241	28	34	6	-4	-1	-3
8	H - Transportation and storage	9,317	2	1	—	—	4	—	1	2	—	—	—	—	—
9	L - Real estate activities	21,858	96	16	—	38	4	—	150	—	—	—	-1	—	—
10	Loans collateralised by residential immovable property	302,991	278	561	1,692	2,565	20	—	5,096	—	459	67	-7	-3	-3
11	Loans collateralised by commercial immovable property	27,893	209	19	3	40	4	—	271	—	3	2	-2	—	-1
12	Repossessed collaterals	4,023	—	—	—	—	—	—	—	—	—	—	—	—	—
13	Other relevant sectors (breakdown below where relevant)
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Table 102.ESG 5 - Banking book - Climate change physical risk: Exposures subject to physical risk

	a	b	c	d	e	f	g	h	i	j	k	l	m	n	o
	North America	Gross carrying amount (Mln EUR)
			of which exposures sensitive to impact from climate change physical events
			Breakdown by maturity bucket					of which exposures sensitive to impact from chronic climate change events	of which exposures sensitive to impact from acute climate change events	of which exposures sensitive to impact both from chronic and acute climate change events	Of which Stage 2 exposures	Of which non-performing exposures	Accumulated impairment, accumulated negative changes in fair value due to credit risk and provisions
			<= 5 years	> 5 year <= 10 years	> 10 year <= 20 years	> 20 years	Average weighted maturity							of which Stage 2 exposures	Of which non-performing exposures
1	A - Agriculture, forestry and fishing	965	539	10	—	5	2	190	23	341	41	10	-10	-3	-5
2	B - Mining and quarrying	1,610	19	—	—	—	2	19	—	—	—	—	—	—	—
3	C - Manufacturing	6,920	908	—	—	31	2	637	92	210	60	5	-12	-6	-2
4	D - Electricity, gas, steam and air conditioning supply	3,985	2,316	422	—	20	3	6	2,532	220	316	2	-24	-20	—
5	E - Water supply; sewerage, waste management and remediation activities	201	3	—	—	2	9	2	2	2	2	—	—	—	—
6	F - Construction	2,396	96	35	—	7	4	26	16	96	5	3	-4	-1	-2
7	G - Wholesale and retail trade; repair of motor vehicles and motorcycles	11,773	2,187	4	—	34	2	699	1,489	37	353	4	-22	-9	-2
8	H - Transportation and storage	2,545	90	57	—	4	4	99	30	21	10	1	-2	-1	—
9	L - Real estate activities	16,630	—	—	—	—	—	—	—	—	—	—	—	—	—
10	Loans collateralised by residential immovable property	29,280	—	—	1	—	16	—	1	—	—	—	—	—	—
11	Loans collateralised by commercial immovable property	8,037	—	—	—	—	—	—	—	—	—	—	—	—	—
12	Repossessed collaterals	174	—	—	—	—	—	—	—	—	—	—	—	—	—
13	Other relevant sectors (breakdown below where relevant)

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Table 102.ESG 5 - Banking book - Climate change physical risk: Exposures subject to physical risk

	a	b	c	d	e	f	g	h	i	j	k	l	m	n	o
	South America	Gross carrying amount (Mln EUR)
			of which exposures sensitive to impact from climate change physical events
			Breakdown by maturity bucket					of which exposures sensitive to impact from chronic climate change events	of which exposures sensitive to impact from acute climate change events	of which exposures sensitive to impact both from chronic and acute climate change events	Of which Stage 2 exposures	Of which non-performing exposures	Accumulated impairment, accumulated negative changes in fair value due to credit risk and provisions
			<= 5 years	> 5 year <= 10 years	> 10 year <= 20 years	> 20 years	Average weighted maturity							of which Stage 2 exposures	Of which non-performing exposures
1	A - Agriculture, forestry and fishing	3,428	1,645	68	7	—	2	749	772	199	80	97	-61	-3	-46
2	B - Mining and quarrying	3,874	433	32	—	—	1	464	—	—	1	2	-2	—	-1
3	C - Manufacturing	13,910	3,145	156	152	—	2	3,245	—	207	201	154	-85	-7	-73
4	D - Electricity, gas, steam and air conditioning supply	1,929	873	119	—	—	2	590	327	75	33	55	-5	—	-3
5	E - Water supply; sewerage, waste management and remediation activities	293	41	1	—	—	1	28	—	13	2	2	-2	—	-1
6	F - Construction	2,718	573	30	6	—	2	495	—	114	38	44	-30	-3	-26
7	G - Wholesale and retail trade; repair of motor vehicles and motorcycles	15,646	1,901	40	—	—	1	1,481	172	288	198	226	-152	-17	-135
8	H - Transportation and storage	4,239	200	2	4	—	2	177	—	29	20	18	-11	-1	-10
9	L - Real estate activities	2,796	—	—	—	—	—	—	—	—	—	—	—	—	—
10	Loans collateralised by residential immovable property	33,628	—	—	—	—	—	—	—	—	—	—	—	—	—
11	Loans collateralised by commercial immovable property	7,781	—	—	—	—	—	—	—	—	—	—	—	—	—
12	Repossessed collaterals	309	—	—	—	—	—	—	—	—	—	—	—	—	—
13	Other relevant sectors (breakdown below where relevant)

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In general, and by following the methodology described, there was limited exposure affected by (acute and/or chronic) physical risk in the Grupo Santander's total portfolio. The results obtained have been aggregated by regions (Europe/ North America/ South America). The most exposed regions to physical risk are Europe for acute and chronic events in relation to the total exposure of Santander Group.
The highest concentration of physical risk is identified in the following sectors: manufacturing, electricity, gas, steam and air conditioning supply and wholesale/retail trade and repair of vehicles. Despite in some cases immovable property are subject to chronic risks, the effect associated with these events is limited, with acute risks being the most significant.

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11. OTHER RISKS
This chapter focuses on different types of risk, such as compliance risk, model risk, capital risk and crypto-assets risk.

11.1. Compliance risk
Under the current configuration of the three lines of defense, Compliance is a second line of defense organizationally placed under the Group Chief Risk Officer (GCRO) which independently oversees and challenges risk management of the first line of defense. Both the GCRO and the Group Chief Compliance Officer (GCCO) are responsible for the second line of defense and have direct access to the board of directors.
The Compliance function covers all matters related to corporate compliance, financial crime compliance (FCC), conduct, and reputational risk.
The main responsibility for Compliance risks lies with the first lines of defense, which identify, assess and manage these risks. The Compliance function is responsible for monitoring and overseeing these risks and assessing the impact on our risk appetite and risk profile.
To this effect, the Compliance function fosters Santander's adherence to rules, supervisory requirements, ethical principles and values of good conduct by setting standards, risk evaluation and control mechanisms, and discussing, advising and reporting, in the interests of employees, customers, shareholders and society in general.
Grupo Santander's risk appetite in this area takes the form of a declaration of no tolerance for any material weaknesses, acknowledging inherent Compliance risk from daily activities of the Bank, which is managed through strong oversight, robust control frameworks and effective mitigation (as defined in the Internal Control System Model). Santander is committed to promoting an adequate awareness in the monitoring and execution of any necessary remediation plans. To pursue this, Compliance Risk performs consistent management of this area, using a common methodology and taxonomy, which is fully aligned with the Risk function's principles, and setting a series of compliance risk indicators, assessment matrices and qualitative statements.
In 2025, as in previous years, the annual process of shaping the risk appetite was completed towards the end of the year, with the aim of verifying that the current model is appropriate for measuring the Compliance function's risk appetite and thus ensuring that it is aligned with the Group's risk appetite.
To this end, the composition of the indicators and their corporate thresholds were reviewed for the purpose of providing a true picture of the function's strategy, the financial sector environment and its risk tolerance. The definition of the indicators and the setting of their thresholds were approved by the relevant committees and communicated to the various subsidiaries.
For further details on Compliance risk, see the 'Risk, management and compliance' chapter on the 2025 annual report.

Access 2025 annual report available on the Santander Group website
11.2. Model risk
11.2.1. Introduction
A model is a system, approach or a quantitative method that applies statistical, economic, financial or mathematical theories, techniques and assumptions to transform data into quantitative estimates.
We use models mainly in credit origination (scoring/rating) and credit behaviour, for capital and provisioning calculations, to measure market, structural, liquidity, operational and compliance risk, and for accounting and financial control, among other purposes.
The use of models gives rise to model risk, which is the potentially adverse consequences of decisions based on poorly developed, inadequately implemented or incorrectly used models. Model risk may lead to financial losses, inappropriate business or strategic decisions, or harm to Grupo Santander’s operations.
11.2.2. Model risk management
At Santander Group we have been measuring, managing and controlling model risk for years. The Model Risk area, which covers both the parent company and the main subsidiaries, focuses on the control, management and oversight of this risk.
To manage model risk properly, we have clear internal regulations that set out the principles, responsibilities and processes to organise, approve, manage and govern models throughout their life cycle.
We classify models according to their relevance, taking into account both a global and a local perspective of materiality and recognizing the diversity of circumstances and regulatory requirements across geographies and business lines. The intensity of model risk management and oversight depends on this classification and on other factors such as technical
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complexity or the level of risk each model represents for Grupo Santander. Given their particular importance to the Group, regulatory models follow the most intensive monitoring and management standards.

Grupo Santander follows these stages of the model life cycle:

1. Identification
We include all identified models within the scope of model risk control and, therefore, in the Group’s centralised inventory, a single platform based on a uniform taxonomy for all models used in the business units. This inventory is a key element for effective management of this risk as it contains detailed information on each model and enables close monitoring in line with its significance.
2. Planning
This is an internal annual exercise that the subsidiaries’ governance bodies approve and that we review on an aggregated basis. It sets out a strategic action plan and identifies the needs related to the models within the scope of the function to be developed, validated, and implemented during the year.
Subsidiaries’ management bodies, including the local executive risk committee (ERC) or an equivalent body, approve the model plan for their remit. At corporate level, the subsidiaries’ plans, together with the global model plan, are submitted to the model approval forum for review and to the ERC for approval.
3. Development
The models unit, both at corporate and local level, is responsible for developing models according to the specific needs of each subsidiary, while adhering to the Group’s common methodological standards that ensure model quality. Development by a specialised team guarantees a more efficient execution.
4. Validation
Independent model validation is a regulatory requirement and a key pillar of model risk management and control. A specialist team that operates fully independently from developers or users issues technical opinions on the suitability of internal models. These validation opinions result in a rating that summarizes the model risk associated with each model. We clearly define the intensity and frequency of validation activities and follow a risk-based approach.
We have set up a supervisory framework within the internal validation function to strengthen control and safeguard the traceability, integrity, consistency and homogeneity of validation results. Under this framework, we apply ex ante and ex post checks before formally publishing the outcome, depending on the relevance and complexity of the model, and promote standardized practices at Group level in line with internal policies and standards.
5. Approval
Before the model´s implementation and use, internal governing bodies have to approve it through a governance circuit in place for our model inventory, based on its level of importance.
Models will be approved by the ERC, the model approval forum, local model governance bodies or model owners, depending on such factors as: model type or use (regulatory or non-regulatory), whether the model is local or global, the type of model change, model classification, and/or the powers delegated to each subsidiary.
6. Implementation and use
We integrate newly developed models into IT systems, which can also pose model risk. Technical teams and model owners run tests to confirm that implementation matches the methodological design and delivers the expected results.
7. Monitoring and control
Model control and monitoring aims to review whether models operate properly and remain fit for purpose. Otherwise, we adapt or redesign them. Control teams also work to keep model risk management aligned with the principles and rules set out in the overarching model risk framework and related internal policies.
This recurring process seeks to keep the entity’s model risk at appropriate levels and, more specifically, within the defined risk appetite limits.

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11.2.3. Main activities in 2025
To strengthen model risk culture across the Group and position Santander as a leading bank in this area, we focused our strategy in 2025 on:
•technological transformation and process redesign towards a more efficient, integrated and global operating model that enhances agility and consistency in validation by incorporating new technologies and tools;
•ongoing enhancement of regulatory IRB models to align them with supervisory expectations, implementation of the Group’s IRB strategy and adaptation to the new FRTB regulatory framework. We created a global regulatory office to coordinate regulatory initiatives and promote consistent and coherent management in all of the Group’s markets; and
•expansion of the model risk scope to cover artificial intelligence systems by adapting and evolving internal processes to support sound and responsible management of these models. We promote compliance with regulatory requirements, particularly the EU AI Act, and with industry good practice.
11.3. Capital risk
The Group includes, within the scope of structural risk, the risk arising from the bank not having sufficient capital to absorb losses from its operations and meet internal business objectives, regulatory requirements or market expectations.
As part of the second line of defence, we control and supervise the capital activities carried out by the first line, verifying that capital adequacy and coverage are in line with our risk profile and the Group's strategy. We also supervise and monitor operations considered to be risk transfer initiatives, reviewing significant risk transfer (SRT) in structured securitisations aimed at capital optimisation.
Capital activities are encompassed within the Group's capital framework and model and bring together different processes such as capital planning and adequacy within the strategic plan and the internal capital adequacy assessment process (ICAAP), as well as the subsequent execution and monitoring of the budget, together with the continuous measurement, reporting and disclosure of capital information.
We independently monitor the capital activities carried out by the front line through four key processes aimed at maintaining a solid level of capital and its efficient use, complying with internal solvency objectives and regulatory requirements, in line with our risk profile.
•Capital Planning: development of a capital plan consistent with the strategic plan, setting out solvency targets and identifying the measures necessary for its implementation.
The control function analyses the feasibility of the plan by identifying, assessing and measuring the risks that could affect its fulfilment.
•Assessment of capital adequacy to ensure that, even in a stress scenario, capital levels are commensurate with the risks assumed, based on the risk identification and assessment process and the risk appetite framework.
•Oversee the effective transfer of risk for those securitisations which, in accordance with current regulatory criteria, allow for the release of risk-weighted assets.
The function aims to provide complete and regular monitoring and control of capital risk by verifying that capital coverage and adequacy reflect the Group's risk profile.
Main initiatives in 2025
During 2025, we continued to strengthen the ongoing monitoring of compliance with the capital contribution targets of subsidiaries, so that risks can be identified in terms of the various risks and/or opportunities involved in achieving the capital targets for the year. We also monitored the impact of market variables on capital levels. In this regard, the Group continues to apply hedging policies to mitigate exchange rate volatility in the CET1 ratio.
At the same time, and within the framework of risk appetite, solvency appetite limits were established in conjunction with the first line of defence, maintaining a calibration in line with a medium-low overall risk and resilient to stress conditions.
In this context, in 2025 a new risk appetite metric was introduced that extended the scope of the SRTs metric to all Risk Transfer, thereby strengthening a metric that is essential for preserving the robustness of capital ratios under normal and stressed conditions.
A new Economic Solvency metric was also introduced to ensure that our capital base covers the requirements established by our economic capital model, which considers all the risks to which the Group is exposed (Pillar 1 and Pillar 2).
As far as planning exercises are concerned, this year has seen the continued review of the Recovery Plan, both for the Group and its subsidiaries, promoting certain areas for improvement in terms of measures and assumptions.
With regard to the supervision of securitisations with SRT, improvements have continued to be made in reporting and corporate governance at the origination stage, with a greater degree of standardisation. Likewise, the monitoring of transactions has continued to be strengthened thanks to greater involvement of subsidiaries in periodic analysis exercises and improved automation of the process through the use of a corporate tool.
For further details on capital risk, see the 'Risk management and compliance' chapter of the 2025 annual report.

Access 2025 annual report available on the Santander Group website

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11.4. Overview of digital assets
Banco Santander Group has maintained an active presence in the evolving digital assets ecosystem (also known as crypto-assets) since 2019, when it issued its first digital bond. Santander is committed to being one of the leading banks in the development of the new digital assets market in order to serve its customers. An example of this commitment is its role as Joint Lead Manager (JLM) in 2021 and 2022, supporting the European Investment Bank (EIB) in the issuance of its first digital bonds.
In 2025, Openbank obtained MiCA authorisation in Spain from the CNMV and provides crypto-asset order execution and custody services in Spain and Germany.
Santander leverages innovation to meet the needs of its customers while maintaining a robust risk management framework. Its involvement spans multiple internal domains, including participation in industry and regulatory consultations, while remaining aligned with regulatory expectations and emerging industry best practices.
Santander has a Group-wide digital assets governance model, with coordinated teams operating under a global domain that work to develop products and services across the Group’s different geographies and global business lines.
11.4.1. Categorized crypto-asset activities
To reflect the diversity of our crypto-asset activities, Santander has categorized its engagements as follows:
11.4.1.1. Digital financial instruments (including digital Securities)
Santander is actively engaged with other banks, central securities depositories (CSDs) and custodians to explore the benefits of tokenising traditional financial instruments, using blockchain technology to enhance transparency, improve liquidity and reduce operational risk. Currently, in addition to the primary issuance of digital bonds, the Group’s main areas of focus include early-stage analysis of the mobility of digital collateral, incorporating programmability and 24/7 availability into traditional capital markets activities (e.g. repo transactions).
In 2025, Santander launched in Brazil two products that tokenise traditional financial assets using DLT technology:
a.NCotas: a marketplace for the purchase and sale of rights in Consórcio contracts (a product specific to the Brazilian market that enables collective purchasing arrangements).
b.Precatórios tokenisation: tokenisation of credit rights against the public sector (Federal Government, States, Municipalities, etc.) that are recognised by a final court judgment and recorded in the public budget for payment.
11.4.1.2. Digital Cash
Santander is actively exploring the full spectrum of innovation in the digital money space. This includes central bank digital currencies (CBDCs), reserve-backed digital currencies (e.g. Fnality International), stablecoins, and tokenised bank deposits. Some specific examples include the following:
a.Fnality International: Santander is a founding member and minority shareholder of Fnality
International, a wholesale, multi-currency digital payment system. The first phase of the Fnality Payment System (FnUK) went live in December 2023 under the supervision of the Bank of England, and Santander, together with other banks, is already using the system to execute real-value payments. In addition to its wholesale banking office in London, Santander began sterling operations from its main wholesale banking office in Madrid in 2025. The launch of the US dollar Fnality Payment System is expected in 2026.
b.Project Agora: Since 2024, Santander, together with 41 other financial institutions, has participated in Project Agora, led by the Bank for International Settlements (BIS), which aims to reimagine correspondent banking and cross-border payments through tokenisation.
Santander has also joined other industry initiatives, including:
a.GBTD: a collaborative financial industry project in the UK, launched by UK Finance, contributing to the global discussion on the future of money.
b.Pontes: an initiative led by the European Central Bank (ECB) aimed at delivering a DLT-based solution within the Eurosystem, connecting market DLT platforms with TARGET Services to enable settlement of transactions in central bank money.
11.4.1.3. Crypto
During the year, Openbank obtained MiCA authorisation in Spain from the CNMV and commenced the provision of crypto-asset order execution and custody services in Spain and Germany, the latter through its branch in that country. These services are available to all customers, subject to the completion of a product-specific suitability/appropriateness test, and provide access to an initial offering of five crypto-assets. The operating model incorporates the applicable regulatory requirements relating to custody, governance and asset safeguarding, as well as the compliance and risk management controls necessary to ensure a secure service offering aligned with the prevailing regulatory framework.
Santander Private Banking International, a division of Banco Santander, has since 2023 offered its private banking clients in Switzerland the opportunity to purchase and invest in Bitcoin (and other cryptocurrencies). The service is available upon client request only and is operated through the client’s assigned relationship manager within the entity.

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11.4.2. Risk management and compliance
Each digital asset activity has a very different risk profile. For example, the perceived risks associated with digital assets and other digital forms of traditional financial instruments differ significantly from those associated with cryptocurrencies (e.g. Bitcoin). To address these differing risks, Santander applies robust controls commensurate with the risks assumed and has a crypto-assets policy formally implemented at Group level in 2024.
In addition, a robust governance framework has been established for the approval of products involving digital asset activities. This includes the implementation of advanced transaction monitoring tools (specifically in the case of cryptocurrencies), supported by dedicated surveillance teams. To enable the effective implementation of this risk framework—particularly with respect to engaging with third-party providers in this space—several policies and procedures have been drafted and approved governing the authorisation to commence activities with Crypto-Asset Service Providers (CASPs). A dedicated Digital Assets Compliance team is responsible for the oversight of all digital asset activities.

Overall, Santander does not consider digital assets to give rise to operational risk issues that are materially different from those arising in its ordinary business activities. For example, the custody of cryptographic keys is not materially different from the Group’s established practices for the custody of digital certificates for other purposes. Hardware Security Modules (HSMs) and the associated access control policies have been well understood and implemented for many years. Business continuity plans are applied in the same manner as in other areas of the Group’s operations. In addition, code audits are performed where deemed necessary.

	Table 103.CAE1 - Exposures to crypto-assets
	EUR million
				2025
		Exposure value	Risk weighted exposures amounts (RWEA)	Own funds requirements
	Type of exposures	a	b	c
1	Tokenised traditional assets	0	0	0
2	Asset referenced tokens	0	0	0
3	Exposures to other crypto-assets	0	0	0
4	Total	0	0	0
	Memorandum item
5	Exposures to other crypto-assets expressed as a percentage of the institutions's T1 capital	—%
	We do not have this case study on crypto-assets as of 31 December 2025.

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12. Remuneration policy
This chapter presents various information on Grupo Santander's Remuneration Policies, including the total remuneration of the group in 2025 and the remuneration policy for 2026 and subsequent years (2027-2028).

12.1. Relevant information contained in other documents
This section covers the qualitative requirement REMA - Remuneration policy.
The 'Corporate governance' chapter in the 2025 annual report, which was published together with the call to the 2026 General Shareholders’ Meeting, describes:
•The functions of the remuneration committee regarding the remuneration of directors, members of senior management and other executives whose work could have a material impact on the Group’s risk profile at consolidated level.
•The composition of the remuneration committee, directors’ attendance at meetings, the involvement of board members on other committees, the approximate time dedicated to each task and how the committee operates.
•The principles of the remuneration policy of directors, in their capacity as such or for their performance of executive duties, and the corporate governance principles regulating remuneration.
•The 2025 remuneration policy for directors and senior management, focusing especially on variable remuneration and how it was applied in the year.
•And the changes in the principles or in the composition of the Board Members' remuneration in terms of the performance of their supervisory tasks and collective decision-making, with respect to those established in 2025, for the years 2026, 2027 and 2028.
The board of directors is responsible for approving the remuneration of directors and senior management, as well as the core payment terms of other executives and employees who, while not belonging to senior management, take on risks, carry out control functions (i.e. Internal Audit, Risk Management and Compliance) or receive total remuneration that places them in the same remuneration bracket as senior management, and employees who take on risk and whose professional activities may have a material impact on the Group’s risk profile. All of these, together with the senior management and the Company’s board of directors, are known as 'Corporate Identified Staff' or Corporate Material Risk Takers).

The 'Corporate governance' chapter of the annual report also includes the following relevance information from a prudential perspective:
•The decision-making process for setting the remuneration policy of directors, senior management and the core elements of the remuneration of Identified Staff.
•The basic features of the remuneration components.
•Information on the criteria applied for assessing the metrics that determine the variable remuneration of directors and senior management and their adjustment according to risk, as well as the results of the metrics for directors.
•The deferral policy and other conditions linked to the payment of variable remuneration, including the application of malus and clawback provisions.

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12.2. Remuneration policy applicable to categories of staff that may have a material impact on the risk profile of Grupo Santander
Santander has specific guidelines in its remuneration policy for those professionals qualified internally as Corporate Identified Staff or     Corporate Material Risk Takers. These guidelines contain:
•The principles and criteria used to determine which individuals may significantly influence the Group’s risk profile at consolidated level, in accordance with Commission Delegated Regulation (EU) 2021/923 of 25 March 2021 as explained in the section below.
•The specificities applicable to the group within the general remuneration policy, as well as under the current regulations and European Banking Authority (EBA) guidelines.
•The mandate to apply the corporate remuneration policy of Grupo Santander, incorporating the necessary adaptations to comply with local regulatory requirements or the recommendations issued by supervisory bodies.
The remuneration of Corporate Identified Staff in 2025 is in line with the criteria in the Group’s remuneration policy, which is reviewed annually to ensure that it is aligned with the long-term interests of shareholders, the Group’s strategic targets and regulatory requirements.
The subsidiaries formally adhere to the Group's corporate remuneration policy, which implies the alignment of their practices with the principles it contains.
12.3. Main characteristics of the identification criteria for Material Risk Takers of Grupo Santander
The Corporate Identified Staff (or Identified Staff) is defined in accordance with the provisions of Law 10/2014, of 26 June, on the restructuring, supervision and capital adequacy of credit institutions, (Law 10/2014 or LOSS), which transposes Directive 2013/36/EU of the European Parliament and Council of 26 June 2013 (CRD6) and its subsequent update, CRD5, incorporated by Royal Decree-Law 7/2021, of 27 April.V, is transposed through Royal Decree-Law 7/2021, of 27 April.
In accordance with the CRD5, professionals considered to have a significant impact on the Bank’s risk profile (at consolidated level) are:
•senior management,
•employees who assume risks,
•staff who perform control functions
•and employees whose total remuneration places them within a remuneration bracket comparable to that of senior management and risk takers.

Furthermore, Commission Delegated Regulation (EU) 2021/923, 25 March 2021, supplementing CRD5 as regards the regulatory technical standards in relation to the qualitative and quantitative criteria to be applied in the identification process.
Grupo Santander implements the quantitative and qualitative criteria in the regulation to determine the members of Identified Staff and has further supplemented these criteria with additional internal criteria. Based on these criteria, the following generally form part of the Identified Staff :
•Based on qualitative criteria, staff members who work at a material business unit, such as:
◦Members of the management body and senior management.
◦Members of staff with managerial responsibilities with regard to the entity's control functions or material business units.
◦Heads of key areas as legal affairs, accounting, finance, including taxation and budgeting, economic analysis, anti-money laundering, human resources, remuneration policy, information technology, information security and outsourcing arrangements for essential or important functions.
◦Members of top-level risk committees and executives with the authority to initiate, approve or veto relevant credit and market risk proposals.
◦Traders authorised to take substantial positions in market risk.
◦Members of the new products committee.
•Based on quantitative criteria:
◦Staff who received significant remuneration in the previous financial year.
◦Executives whose total remuneration exceed €750 thousand in 2024.
◦Executives in EU entities with more than 1,000 employees whose remuneration falls within the top 0.3% in their entity.
•Based on internal criteria:
◦Executives of EU entities with a given level of credit or market risk responsibility at certain non-material units.
◦Heads of business units holding a banking license.
◦Managers of the executives identified under qualitative criteria.
Additional criteria have been established to identify and classify the units to which these principles apply. These criteria are based on objectives and commonly used indicators such as capital, gross income, profit before taxes, franchise value or asset under management and reflect the relevance of each unit in relation to the Group's risk profile.
Proportionality criteria have also been defined, aligned with current regulations, best practices and market trends, considering both the relative importance of units and the different levels of responsibility of the positions analysed, in order to facilitate the application.

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The identification of the Identified Staff is essential to ensuring that remuneration policies are properly aligned with sound and effective risk management, thereby strengthening the robustness of the Grupo Santander's corporate governance framework.
As of year-end 2025, this group comprised 1,336 executives across Grupo Santander, representing approximately 0.67% of the workforce.
Finally, it should be noted that the entity has applied the exception established in Article 94, Section 3 b), of Directive 2013/36/EU. This exception applies to those whose annual variable remuneration does not exceed EUR 50,000 and does not represent more than one third of the total annual remuneration.
12.4. Specific features of the remuneration policy applicable to the Identified Staff
In general:
•Fixed remuneration must represent a significant proportion of total compensation.
•Variable remuneration for the year shall not exceed 100% of the fixed remuneration, in any event, of the members of the independent control functions, and generally for other employees that are part of the Identified Staff, unless the General Shareholders’ Meeting has authorised a higher percentage for these, which may not exceed 200%. In this respect, the General Shareholders' Meeting, held on 4 April 2025, authorised an increase up to 200% of the maximum percentage permitted, for a maximum of 899 members of the Identified Staff in 2025 and up to 50 additional beneficiaries, up to a maximum of 949 people in total.
Variable remuneration typically comprises:
•An incentive to be received partly in cash and partly in instruments. Payment of this incentive is deferred for a period of four to five years. Performance measurement elements in line with the strategy and long-term interests of shareholders. These elements take into consideration quantitative metrics and qualitative criteria that reflect the entity’s profitability and capital performance, customer growth, cost per active customer, recurrence ratio and other important matter such as risk and compliance management and performance vs. market.
•Malus and clawback clauses, which are triggered in situations in which there is poor financial performance by the Bank as a whole, specific divisions or areas, or the exposure generated by the staff, attributable to the management of the person(s) in charge, based on the presence of, at least, some of the following factors:
◦Significant failures in risk management by the Bank, a business or a risk control unit.
◦Increases in capital requirements in the Bank or one of its business units that were not planned at the time that exposure was generated.
◦Regulatory penalties or legal convictions for events that might be attributable to the unit or staff responsible for them. Failure to comply with the Bank’s internal codes of conduct.
◦Improper conduct, whether individual or collective. Negative effects deriving from the marketing of unsuitable products and the liability of persons or bodies making such decisions will be considered especially significant.
In addition to the existing policy on malus and clawback clauses of our remuneration policy, the board of directors of Banco Santander approved an addendum to our remuneration policy to comply with new SEC (US Securities and Exchange Commission) regulations relating to the recoupment of compensation received by the executive directors of Banco Santander, S.A., and senior management, in the event of a financial restatement (according to the regulation) resulting from material noncompliance with financial reporting requirements under federal securities laws. This addendum to our remuneration policy is entitled 'Financial Statement Restatement Compensation'.
•Prohibition on hedging deferred or retained shares or instruments and on transferring these in the twelve months following their delivery.
For control functions, the total remuneration package must be competitive within the market to attract sufficiently qualified and experienced employees. The individual objectives of these positions must be linked to the performance of the control function rather than business results. Performance of the control function must be assessed by staff members who are independent of the business units being supervised.
12.5. Application of the remuneration policy for the Identified Staff in 2025
The remuneration policy and the essential remuneration conditions of individuals belonging to the Identified Staff have been approved by Banco Santander’s board of directors at the proposal of the remuneration committee. The human resources function and the risk and compliance functions in each Grupo Santander company have duly confirmed that this policy and the remuneration practices comply with applicable law and regulations.
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This is confirmed by the third independent report issued in application of article 33.2 of Act 10/2014 of 26 June on the ordering, supervision and solvency of credit institutions. The risk supervision, regulation and compliance committee supervises the remuneration policy and remuneration schemes with the greatest impact to ensure that they are suitably aligned with risk management.
The essential elements with regard to variable remuneration include:
•The metrics used to determine the variable remuneration of senior management and other top executives, which have also been used to determine the variable remuneration of other members of the Identified Staff. These metrics are described in section 6.3.B ii) of the 'Corporate governance' chapter of the 2025 annual report.
•Deferral percentages and periods for the Identified Staff based on their category:
◦For the Group's executive directors and Promontorio executives:

	Immediate Payment Percentage	Deferred Percentage (**)	Deferral Period (**)	Deferred Portion Subject to Objectives (**)
Executive Directors, members of senior management(*) whose target total variable remuneration is ≥ €2.7 mill. or those beneficiaries of the Award whose target total variable remuneration is ≥ €2.7 mill.	40%	60%	5 years	Last 3 years of the Deferral Period
Remaining members of senior management(*) or those beneficiaries of the Award whose target total variable remuneration is ≥ €1.7 mill. (< €2.7 mill.).	50%	50%	5 years	Last 3 years of the Deferral Period
Rest of Beneficiaries.	60%	40%	4 years	Last 2 years of the Deferral Period
(*) For the purposes of these Regulations, senior management comprises all the members included in Banco de España’s Register of senior officers.
(**) In certain countries, the deferral percentage and the deferral period may also be different to comply with applicable local regulations or with the requirements of the competent authority in each case. Similarly, the deferred part subject to objectives can be applied to years that are not the last ones, but not before the third year.

◦For the other members of the Identified Staff:

	Immediate Payment Percentage	Deferred Percentage (*)	Deferral Period (*)
Beneficiaries of the Award whose target total variable remuneration is ≥ €2.7 mill.	40%	60%	5 years
Beneficiaries of the Award whose target total variable remuneration is ≥ €1.7 mill. (< €2.7 mill.).	50%	50%	5 years
Other Beneficiaries of the Award.	60%	40%	4 years
(*) In certain countries, the deferral percentage and the deferral period may also be different to comply with applicable local regulations or with the requirements of the competent authority in each case.
Note: Reference variable remuneration for standard compliance (100% of the objectives).

•Linking a part of the deferred amounts to fulfilment of multi-year objectives for executive directors, senior management and other executives based on their category. These metrics are described in section 6.3.B (ii.D) of the 'Corporate governance' chapter of the 2025 annual report.
•The suitability of financial instruments used for the portion of deferred remuneration in financial instruments: use of shares in Banco Santander S.A. or in any of its listed subsidiaries (such as Brazil and Poland) or equivalent instruments (Chile); and the ratio between these instruments.
•Defining the events that might trigger the application of a malus and clawback provisions on the variable remuneration accruing in 2025. These events are described in the previous section and apply to all the Identified Staff.
•No discount is applied to deferred variable remuneration when calculating the ratio of variable to fixed components.

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In addition to the general scheme of variable remuneration metrics, the corporate and investment banking business (Santander Corporate & Investment Banking, SCIB) follows a model that is widely applied across all geographies where the business carries out its activities. The model provides remuneration for achieving results using a pay-out system, linking variable remuneration to the business’s ordinary net profit, the cost of capital of RWAs consumed in that profit generation, the business budget objectives and the Group's results, ensuring alignment with it.

The model includes the same categories of metrics – including capital, risks and customers – as used for senior management, although they may be adapted for the needs and requirements of the individual business. For further details, see the 'Corporate governance' chapter of the 2025 annual report.

Access 2025 annual report available on the Santander Group website
12.6. Total remuneration of the Identified Staff in 2025
With figures available at the date of release of this report, the data corresponding to the Identified Staff of Grupo Santander are presented in a preliminary basis. The following table shows the total remuneration of the Identified Staff in 2025, distinguishing between the supervisory function of the management body, the management function of the management body, other senior management and other Identified Staff:

Table 104.REM1 - Remuneration awarded for the financial year
	EUR Thousands
	2025
			a	b	c	d
			MB Supervisory function	MB Management function	Other senior management	Other identified staff
1	Fixed remuneration	Number of identified staff	13	2	15	1,306
2		Total fixed remuneration	8,768	10,291	29,461	570,089
3		Of which: cash-based	8,768	6,984	22,039	475,597
EU-4a		Of which: shares or equivalent ownership interests	—	—	—	—
5		Of which: share-linked instruments or equivalent non-cash instruments	—	—	—	—
EU-5x		Of which: other instruments	—	—	—	—
7		Of which: other forms	—	3,307	7,422	94,491
9	Variable remuneration	Number of identified staff	13	2	15	1,306
10		Total variable remuneration	—	17,947	41,164	700,871
11		Of which: cash-based	—	6,774	20,135	368,943
12		Of which: deferred	—	3,387	10,490	138,065
EU-13a		Of which: shares or equivalent ownership interests	—	10,161	19,945	329,095
EU-14a		Of which: deferred	—	6,774	10,765	147,294
EU-13b		Of which: share-linked instruments or equivalent non-cash instruments	—	—	—	—
EU-14b		Of which: deferred	—	—	—	—
EU-14x		Of which: other instruments	—	—	275	2,312
EU-14y		Of which: deferred	—	—	275	1,831
15		Of which: other forms	—	1,012	810	520
16		Of which: deferred	—	1,012	810	520
17	Total remuneration		8,768	28,238	70,625	1,270,959

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The detail in the following table (REM2) includes the special payments to personnel whose professional activities have a material impact on institutions' risk profile (Identified Staff):

	Table 105.REM2 - Special payments to staff whose professional activities have a material impact on institutions’ risk profile (Identified Staff)
	EUR Thousands	2025
		a	b	c	d
		MB Supervisory function	MB Management function	Other senior management	Other identified staff
	Guaranteed variable remuneration awards
1	Guaranteed variable remuneration awards - Number of identified staff	—	—	1	27
2	Guaranteed variable remuneration awards -Total amount	—	—	465	18,004
3	Of which guaranteed variable remuneration awards paid during the financial year, that are not taken into account in the bonus cap	—	—	465	12,916
	Severance payments awarded in previous periods, that have been paid out during the financial year
4	Severance payments awarded in previous periods, that have been paid out during the financial year - Number of identified staff	—	—	—	14
5	Severance payments awarded in previous periods, that have been paid out during the financial year - Total amount	—	—	—	3,647
	Severance payments awarded during the financial year
6	Severance payments awarded during the financial year - Number of identified staff	—	—	—	49
7	Severance payments awarded during the financial year - Total amount	—	—	—	36,339
8	Of which paid during the financial year	—	—	—	36,068
9	Of which deferred	—	—	—	271
10	Of which severance payments paid during the financial year, that are not taken into account in the bonus cap	—	—	—	35,949
11	Of which highest payment that has been awarded to a single person	—	—	—	8,323

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The table REM5 refers to the information on the remuneration of personnel whose professional activities have a material impact on the institution's risk profile (Identified Staff).
The Investment Banking area includes members of Identified Staff who belong to businesses related to corporate and investment banking (Santander Corporate & Investment Banking).

The Retail and Commercial Banking area covers all customer banking businesses, including all the people who provide support in the geographies, whether they are local senior executives or other categories.

	Table 106.REM5 - Information on remuneration of staff whose professional activities have a material impact on institutions’ risk profile (Identified Staff)
	EUR Thousands	2025
		a	b	c	d	e	f	g	h	i	j
		Management body remuneration			Business areas
		MB Supervisory function	MB Management function	Total MB	Investment banking	Retail banking	Asset management	Corporate functions	Independent internal control functions	All other	Total
1	Total number of identified staff										1,336
2	Of which: members of the MB	13	2	15
3	Of which: other senior management				1	2	1	8	3	—
4	Of which: other identified staff				418	557	49	57	225	—
5	Total remuneration of identified staff	8,768	28,238	37,007	601,349	437,951	59,932	112,370	129,981	—
6	Of which: variable remuneration	—	17,947	17,947	370,422	219,431	33,380	64,562	54,239	—
7	Of which: fixed remuneration	8,768	10,291	19,060	230,927	218,520	26,552	47,809	75,742	—

The total amount of severance payments and other benefits associated with contract termination, including pre-retirement payments, awarded during the year to members of the Identified Staff amounted to €36 million for a total of 49 people with average seniority of 11 years. Out of that total, 9 people received an amount corresponding to more than two annual fixed remuneration payments, with a total vested value of severance payments of €17.7 million. The maximum amount of a single award was €8.3 million.
The members of the collective of 'Other senior management' who held the position at some point in 2025, not being part of this group at the close of 31 December, are included for the purposes of this reporting in 'Other Identified Staff'. Only one of these members has received severance payments and other contract termination payments.
The area of independent control functions includes risk management, internal audit and compliance functions.

Corporate functions cover people belonging to the Identified Staff of corporate support areas (such as Human Resources, Technology and Operations, Intervention and management control, as well as other functions related to the control of regulatory capital, Communication, Executive Secretary, Strategy, Financial Planning, etc.).
The sum of variable components in 2025 for each member of the Identified Staff did not exceed the limit established in each case for 2025 which was either 100% or 200%, as authorised by the General Shareholders’ Meeting. Specifically, the ratio of variable components of remuneration to fixed components for all the Identified Staff was 126% and the limits prescribed for each component were duly observed in all cases.
The amounts of deferred and retained remuneration are shown in the following table:

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Table 107.REM3 - Deferred remuneration						2025
	EUR Thousands	a	b	c	d	e	f	EU - g	EU - h
	Deferred and retained remuneration	Total amount of deferred remuneration awarded for previous performance periods	Of which due to vest in the financial year	Of which vesting in subsequent financial years	Amount of performance adjustment made in the financial year to deferred remuneration that was due to vest in the financial year	Amount of performance adjustment made in the financial year to deferred remuneration that was due to vest in future performance years	Total amount of adjustment during the financial year due to ex post implicit adjustments (i.e.changes of value of deferred remuneration due to the changes of prices of instruments)	Total amount of deferred remuneration awarded before the financial year actually paid out in the financial year	Total of amount of deferred remuneration awarded for previous performance period that has vested but is subject to retention periods
1	MB Supervisory function	9,804	1,482	8,321	(81)	50	1,570	1,482	754
2	Cash-based	2,637	728	1,909	(40)	44	—	728	—
3	Shares or equivalent ownership interests	2,225	624	1,601	(40)	(53)	1,570	624	624
4	Share-linked instruments or equivalent non-cash instruments	579	130	449	—	59	—	130	130
5	Other instruments	—	—	—	—	—	—	—	—
6	Other forms	4,362	—	4,362	—	—	—	—	—
7	MB Management function	45,069	11,739	33,330	(182)	279	12,518	11,739	5,805
8	Cash-based	19,349	5,934	13,415	(100)	199	—	5,934	—
9	Shares or equivalent ownership interests	17,477	5,526	11,951	(82)	(8)	12,518	5,526	5,526
10	Share-linked instruments or equivalent non-cash instruments	1,032	279	752	—	88	—	279	279
11	Other instruments	—	—	—	—	—	—	—	—
12	Other forms	7,212	—	7,212	—	—	—	—	—
13	Other senior management	74,468	23,723	50,746	(566)	(715)	24,737	23,723	13,155
14	Cash-based	29,672	10,568	19,104	(200)	(193)	—	10,568	—
15	Shares or equivalent ownership interests	34,606	12,498	22,108	(366)	(522)	24,737	12,498	12,498
16	Share-linked instruments or equivalent non-cash instruments	2,611	657	1,954	—	—	—	657	657
17	Other instruments	509	—	509	—	—	—	—	—
18	Other forms	7,072	—	7,072	—	—	—	—	—
19	Other identified staff	864,314	371,472	492,842	(716)	(367)	270,080	371,472	182,096
20	Cash-based	428,959	189,376	239,583	(348)	(140)	—	189,376	—
21	Shares or equivalent ownership interests	417,507	178,242	239,265	(368)	(228)	270,080	178,242	178,242
22	Share-linked instruments or equivalent non-cash instruments	15,092	3,731	11,361	—	—	—	3,731	3,731
23	Other instruments	421	122	299	—	—	—	122	122
24	Other forms	2,334	—	2,334	—	—	—	—	—
25	Total amount	993,655	408,416	585,239	(1,545)	(752)	308,906	408,416	201,810
	On each delivery of deferred cash amounts, a inflation adjustment has been paid (as appropriate in each case). In the financial year 2025, this adjustment amounted to a total of EUR 6,388 thousand (EUR 303 thousand in the case of Ana Botín, Héctor Grisi and José Antonio Álvarez).
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Lastly, the breakdown of the remuneration by salary band of the members of the Identified Staff in the whole of Santander is shown below:

Table 108.REM4 - Remuneration of 1 million EUR or more per year

		2025
		a
	EUR	Identified staff that are high earners as set out in Article 450(i) CRR
1	1 000 000 to below 1 500 000	224
2	1 500 000 to below 2 000 000	96
3	2 000 000 to below 2 500 000	51
4	2 500 000 to below 3 000 000	16
5	3 000 000 to below 3 500 000	14
6	3 500 000 to below 4 000 000	15
7	4 000 000 to below 4 500 000	11
8	4 500 000 to below 5 000 000	5
9	5 000 000 to below 6 000 000	8
10	6 000 000 to below 7 000 000	9
11	7 000 000 to below 8 000 000	2
12	8 000 000 to below 9 000 000	3
13	9 000 000 to below 10 000 000	1
14	10 000 000 to below 11 000 000	—
15	11 000 000 to below 12 000 000	1
16	12 000 000 to below 13 000 000	1
17	13 000 000 to below 14 000 000	—
18	14 000 000 to below 15 000 000	—
19	15 000 000 to below 16 000 000	1
28	Total	458
Remuneration assigned in financial year 2025 including deferred variable remuneration subject to long-term objectives that will be paid in 2029, 2030 and, where applicable, 2031, depending on the level of achievement of the plan.

The number of people included in this table has increased to 458 in 2025 (418 in 2024), driven by the higher average bonuses paid in this year as a result of the entity’s very strong performance. Banco Santander reported an attributable profit of €14,101 million in 2025, up 12% year-on-year (or +16% in constant euros), marking another record year, with total customers reaching 180 million for the first time after adding eight million customers in the year.
It is worth noting that this chart includes an especially high concentration (more than a half) of US based and UK based executives (38% and 15%, respectively) for many reasons:
•the scale of their financial markets is considerably larger, resulting in considerably more competitive remuneration;
•a more flexible labour market;
•and divergent approaches to remuneration rules -where the absence of caps on variable compensation, both in the US and the UK, leads to higher bonuses in cases of strong business results, such as this year's, which can only be countered by EU entities by increasing fixed/structural salary costs.
In addition, a significant part of the employees who earn more than one million euros, both in these 2 geographies, and in the rest of the Group, belong to the Corporate and Investment Banking business, which reported a record attributable profit of €2,834 million (+7%), driven by solid revenue growth (+5%) supported by strong net interest income in Global Markets and fee income across all business units.
It is also important to consider the effect of staff turnover in this chart, as it includes severance payment and non-compete payments, as well as sign-on bonuses for new hirings. All of this leads to very high amounts for certain individuals that are not strictly related to their recurring remuneration in 2025 and may also be deferred.
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12.7. Remuneration policy for 2026 and following years
The 2026 remuneration policy for directors is described in section 6.4 of the 'Corporate governance' chapter of the annual report. The main principles of the policy, along with the fixed and variable remuneration components and the variable remuneration policy for members of the Identified Staff, will comply with the rules and procedures for executive directors set out in the report referred to above. In particular, as regards the variable remuneration policy:
•The existence of a single incentive, which will be determined by a set of quantitative and qualitative metrics.
•The quantitative metrics and a qualitative assessment which will include risk and compliance management and performance vs. market in the short-term incentive.
•Long-term metrics for senior managers: return on tangible equity (RoTE), relative performance of Banco Santander's total shareholder return (TSR) in relation to the weighted TSR of a reference group and metrics linked to environmental, social and corporate governance (ESG) criteria: percentage of women in executive positions, financial inclusion, and business raised and facilitated.
•Part payment in cash or other instruments.
•Continued employment, malus and clawback provisions
•Other conditions, such as the prohibition on hedging and transferring shares in the twelve months following their delivery (three years in the case of executive directors unless the director already holds shares for an amount equivalent to 200% of their net annual salary (calculated on the basis of their gross annual salary). In such case, the regulatory obligation to hold shares is for one year from their grant date.
Delivery is conditional on the beneficiary remaining in the Group's employment and is subject to the deferral rules and other regulatory restrictions, such as malus and clawback provisions.
Likewise, the board of directors, upon recommendation of the remuneration committee, may approve a new incentive to boost the transformation process of Banco Santander, being part of the variable remuneration of Group’s employees, including members of Identified Staff.
For further details, see the 'Corporate governance' chapter of the 2025 annual report.

Access 2025 annual report available on the Santander Group website

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I. Glossary	327
II. Disclosures by Santander subsidiaries	333
III. Location of disclosure	335
IV. CRR3 Mapping	339
V. List of tables	353
VI. LI3 - Outline of the differences in the scopes of consolidation	356
VII. CC1 - Composition of regulatory own funds	362

Appendices available in the Santander website

VIII.	CCA - Main features of regulatory own funds instruments and eligible liabilities instruments	XII.	IRB parameter models by geographic area
IX.	CCyB1 - Geographical distribution of credit exposures relevant for the calculation of the countercyclical buffer	XIII.	List of SPPEs
X.	CCA - Capital and TLAC instruments main features - Own Funds
XI.	CCA - Capital and TLAC instruments main features - Eligible Liabilities

13. Appendices

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Appendix I - Glossary
Advanced IRB approach: all the credit risk parameters are estimated internally by the entity, including the CCFs for calculating the EAD.
Alignment metrics: decarbonization targets to align a portfolio's emissions with the Paris Agreement targets.
ALM (Asset liability management): a series of techniques and procedures to ensure correct decision-making on investments and funding at the entity, taking into consideration the interrelation between the various on- balance-sheet and off-balance-sheet items.
AMA (Advanced Measurement Approach): an operational risk measurement technique set forth in Basel capital adequacy norms, based on an internal modelling methodology.
AQR (Asset Quality Review): asset quality review exercise performed by the European Central Bank.
Asset-backed commercial paper (ABCP) programme: a securitisation programme in which the securities issued predominantly take the form of commercial paper with an original maturity of one year or less.
AT1 (Additional Tier 1): capital which consists primarily of hybrid instruments.
Backtesting: the use of historical data to monitor the performance of the risk models.
Basel 3: a set of amendments to the Basel 2 regulations published in December 2010, scheduled to take effect in January 2013 and to be gradually implemented until January 2019.
Basic IRB approach: all the risk parameters are determined by the regulator except for the probability of default, which is estimated internally by the bank. The CCFs required to calculate EAD are determined by the regulator.
BCBS: Basel Committee on Banking Supervision.
BEI (banking environment initiative): group of global banks, convened by the University of Cambridge Institute for Sustainability Leadership (CISL), committed to pioneering actionable pathways towards a sustainable economy.
BIS: Bank for International Settlements.
BRRD (Bank Recovery and Resolution Directive): approved in 2014, the BRRD establishes the framework for the recovery and resolution of banks with the objective of minimising the costs for taxpayers.
CASP (Crypto-Asset Service Providers): a business that offers crypto wallets, crypto exchange services, and similar crypto-asset services professionally under the EU’s MiCA regulation. This term is part of a consistent approach to unifying compliance linked to digital assets.
CBDC (central bank digital currencies): is the digital form of a country’s fiat currency that is also a claim on the central bank.
CBE 2/2016: Banco de España Circular of 2 February 2016 on the supervision and solvency of credit institutions, which completes the adaptation to Spanish law of Directive 2013/36/EU and Regulation (EU) No 575/2013. The new Circular repeals Banco de España Circular 3/2008 to credit institutions on the determination and control of minimum own funds (except the parts referred to in Circular 5/2008 regarding the regime established therein) and section 11 of Banco de España Circular 2/2014.
CBE 3/2008: Banco de España Circular of 22 May 2008 on the calculation and control of minimum capital requirements.
CBE 4/2004: Banco de España Circular of 22 December 2004 on public and confidential financial reporting standards and model financial statement forms.
CBE 9/2010: Banco de España Circular of 22 December 2010 amending Circular 3/2008.
CCAR (Comprehensive Capital Analysis Review): a framework introduced by the Federal Reserve to review the capital planning and adaptation processes of the main US financial institutions.
CCF (Credit conversion factor): a conversion factor used for converting off-balance-sheet credit risk balances into credit exposure equivalents. Under the AIRB approach Santander applies the CCFs in order to calculate the EAD value of the items representing contingent liabilities and commitments.
CCoB (Conservation Buffer): a capital buffer equal to 2.5% of risk-weighted assets (and comprised fully of high-quality liquid assets) to absorb losses generated from the business.
CCP (Central Counterparty Clearing House): entity defined in article 2.1 of Regulation (EU) no. 648/2012.
CCyB (Counter Cyclical Buffer): a buffer whose objective is to mitigate or prevent cyclical risks arising from excessive credit growth at aggregate level. Accordingly, the CCB is designed to build up capital buffers during expansionary phases with a dual objective: to enhance the solvency of the banking system and to stabilise the credit cycle.
CET1 (Common Equity Tier 1): the highest quality capital of a bank.
CoCos (Contingent Convertible Bonds): debt securities that are convertible into capital if a specified event occurs.
Common equity: A capital measure primarily including ordinary shares, share premium and retained earnings, excluding preferred shares.
Companies excluded from EU Paris-aligned Benchmarks: companies that have a certain percentage of their revenues derived from activities considered polluting are not included in the benchmarks aligned with the Paris agreements.
Concentration risk: the risk of loss due to large exposures to a small number of debtors to which the entity has lent money.
Confidence level: in the context of value at risk (VaR) and economic capital, this is the level of probability that the actual loss will not exceed the potential loss estimated by value at risk or economic capital.
COP 21: United Nations Climate Change Conference held in 2015.
Cost of capital: The minimum return required by investors (shareholders) as compensation for the opportunity cost and risk assumed when investing their capital in the entity. It represents a 'cut-off rate' or 'minimum return' to be achieved, enabling analysis of the activity of business units and evaluation of their efficiency
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Counterparty credit risk: the risk that a counterparty will default on a derivatives contract before its maturity. The risk could arise from derivatives transactions in the trading portfolio or the banking portfolio and, as with other credit exposures, it is subject to a credit limit.
Credit default swap: a derivatives contract that transfers the credit risk of a financial instrument from the buyer (who receives the credit protection) to the seller (who guarantees the solvency of the instrument).
Credit risk: the risk that customers are unable to meet their contractual payment obligations. Credit risk includes default, country and settlement risk.
Credit risk mitigation: a technique for reducing the credit risk of a transaction by applying coverage such as personal guarantees or collateral.
CRM (Comprehensive Risk Measure): the estimate of risk in the correlation trading portfolio.
CRR (Capital Requirements Regulation) and CRD4 (Capital Requirements Directive): directive and regulation transposing the Basel 3 framework into European Union law.
CSP: Commercial strategic plan.
CSRD (Corporate Sustainability Reporting Directive): EU directive that require large companies and listed companies to publish regular reports on the social and environmental risks they face and the impact of their activities.
CVA (Credit Valuation Adjustment): the difference between the value of the risk-free portfolio and the true portfolio value, taking into account counterparty credit risk.
DEBA: European Banking Authority. Created in 2010, it entered into operation in 2011. The EBA acts as a coordinator between the national entities responsible for safeguarding values such as the stability of the financial system, transparency of markets and financial products, and the protection of bank customers and investors.
Default risk: the risk that counterparties will not meet their contractual payment obligations.
Derivatives: financial instruments that derive their value from one or more underlying assets, e.g. bonds or currencies.
DLGD (Downturn LGD): the LGD estimated in adverse economic conditions.
DNSH (Do not significantly harm): principle that requires an assessment to ensure that the investment does not adversely affect one or more of the six environmental objectives defined in the EU Taxonomy.
DTA: deferred tax assets.
D-SIIs: Domestic Systemically Important Institutions.
EAD (Exposure at Default): the amount that the entity could lose in the event of counterparty default.
ECAI: External Credit Assessment Institution, such as Moody’s Investors Service, Standard & Poor’s Ratings Group and Fitch Group.
ECB Governing Council: the main decision-making body of the ECB, consisting of all members of the Executive Board and the governors of the national central banks of the Euro area countries.
ECB Supervisory Board: the body which undertakes the planning and execution of the ECB’s supervisory tasks, carrying out preparatory work and making proposals for decisions for approval by the ECB Governing Board.
Economic capital: the figure that demonstrates to a high degree of certainty the quantity of capital resources that Santander needs at a given point in time to absorb unexpected losses arising from its current exposure.
EDTF (Enhanced Disclosure Task Force): task force that issues recommendations to enhance the transparency of financial institution disclosures to the market.
EL (Expected loss): a regulatory calculation of the average amount expected to be lost on an exposure, using a 12-month time horizon. EL is calculated by multiplying probability of default (a percentage) by exposure at default (an amount) and LGD (a percentage).
Energy efficiency: energy consumption of a collateral in kWh/m².
EPC label: letter code representing the energy performance of the collateral, from A (the most efficient from the point of view of energy saving) to G (the least efficient).
EP score: energy consumption of a collateral in kWh/m².
EPS (earnings per share): an indicator used to measure a company’s profitability over a specified period of time. EPS is calculated by dividing the company’s profit for the period by the number of shares comprising its share capital.
Equator Principles: common baseline and risk management framework for financial institutions to identify, assess and manage environmental and social risks when financing projects.
E&S Policy (Environmental, Social & Climate Change): Grupo Santander’s criteria for (i) investing in entities, and/or (ii) providing financial products and/or services to customers involved in oil & gas, power generation and transmission, mining, metals and soft commodities activities.
ESG (Environmental, Social and Governance): is an evaluation of a firm's collective conscientiousness for social and environmental factors. It is typically a score that is compiled from data collected surrounding specific metrics related to intangible assets within the enterprise. It can be considered a form of corporate social credit score.
ESG risks: environmental, social and governance risks.
EU Taxonomy: Classification system, developed by the European Comission, that establishes a list of sustainable economic activities from an environmental point of view available to companies and investors.
Exposure: the gross amount that the entity could lose if the counterparty is unable to meet its contractual payment obligations, without taking into consideration any guarantees, credit enhancements or credit risk mitigation transactions.
Financed emissions: greenhouse gas emissions that are associated with a given loan or provision of financial services to a counterparty. It breaks down by three scopes:
•Scope 1: direct GHG emissions that occur from sources owned or controlled by the reporting company, such as emissions from combustion in owned or controlled boilers, furnaces, vehicles, etc.

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•Scope 2: indirect GHG emissions from the generation of purchased or acquired electricity, steam, heating, or cooling consumed by the reporting company.
•Scope 3: all other indirect GHG emissions (not included in Scope 2) that occur in the value chain of the company.
First-loss tranche of a securitisation: the most subordinated tranche of a securitisation, which is the first tranche to bear losses on the securitised exposures and therefore provides protection for the second-loss tranche and, where applicable, the senior tranches.
FSB (Financial Stability Board): international institution that monitors and makes recommendations on the global el financial system.
FSC (forest stewardship council): global not-profit organization dedicated to promoting responsible and sustainable forest management.
Fully-Loaded: denotes full compliance with Basel 3 solvency requirements (which become mandatory in 2019).
GHG: greenhouse gas.
GHOS (Group of Governors and Heads of Supervision): supervisory body of the Basel Committee.
Greenwashing: the practice of gaining an unfair competitive advantage by marketing a financial product as environmentally friendly when, in fact, it does not meet basic environmental requirements.
Global rating tools: these assign a rating to each customer using a quantitative or automatic module.
G-SIB (Global Systemically Important Bank) or SIFI (Systemically Important Financial Institution): financial institutions which, because of their size, complexity and systemic interconnectedness, if allowed to fail could cause major disruptions to the financial system and economic activity.
HQLA: High Quality Liquid Assets.
HVCRE: High Volatility Commercial Real Estate.
ICAAP: internal capital adequacy assessment process.
IFRS: International Financial Reporting Standards.
ILAAP (Internal Liquidity Adequacy Assessment Process): process for the identification, measurement, management and control of liquidity implemented by the entity in compliance with article 86 of Directive 2013/36/EU.
Implicit LGD: this is used to back-test the regulatory LGD estimates. It is based on taking NPLMV as proxy for the Observed Loss, and then dividing the Observed Loss by the PD gives an implicit or observed LGD that can be compared to the regulatory LGD.
IMA: internal model approach
Interest rate risk: exposure of the bank’s financial position to adverse movements in interest rates. Acceptance of this risk is a normal part of the banking business and can be a source of significant returns and creation of shareholder value.
Internal ratings-based approach (IRB): an approach based on internal ratings for the calculation of risk-weighted exposures.
Internal validation: a pre-requisite for the supervisory validation process. A sufficiently independent specialised unit of the entity obtains an expert opinion on the adequacy of the internal models for the relevant internal and regulatory purposes, and issues a conclusion on their usefulness and effectiveness.
Investment entity of a securitisation: any institution or subject, other than the originator or sponsor institution, holding a securitisation position.
IRC (Incremental Risk Charge): an estimate of the credit risk associated with unsecuritised positions in the trading book.
IRP: This report, titled Pillar 3 Disclosures in the English version. (the acronym is for the Spanish Informe de Relevancia Prudencial).
IRRBB: Interest Rate Risk in the Banking Book.
ISDA (International Swaps and Derivatives Association): OTC derivative transactions between financial institutions are usually carried out under a master agreement established by this organisation which details the definitions and general terms and conditions of the contract.
ITS: Implementing Technical Standards.
JST (Joint Supervisory Team): one of the main forms of cooperation between the ECB and the national supervisors.
LCR (Liquidity Coverage Ratio): a ratio that ensures that a bank has an adequate stock of unencumbered high quality liquid assets that can be converted, easily and immediately, into cash in private markets, to meet its liquidity needs for a 30 calendar day liquidity stress scenario.
LDP: low-default portfolio.
Leverage Ratio: a complementary (non-risk based) regulatory capital measure that attempts to guarantee banks’ financial resilience. The ratio is calculated by dividing eligible Tier 1 capital by exposure.
LGD (Loss Given Default): the portion of EAD not recovered at the end of the loan recovery process. It is equal to 1 minus the recovery rate (i.e.: LGD = 1 - recovery rate). The definition of loss used to estimate LGD must be a definition of economic loss, not an accounting loss.
Liquidity risk: the risk that Santander might be unable to meet all its payment obligations when they fall due or might only be able to meet them at an excessive cost.
LTV (Loan to value): amount of credit extended / value of guarantees and collateral.
Mark-to-market approach: in regulatory terms, an approach for calculating the value of the credit risk exposure of counterparty derivatives (present market value plus a margin, i.e. the amount that takes into consideration the potential future increase in market value).
Market risk: the risk arising from uncertainty regarding changes in market prices and rates (including interest rates, share prices, exchange rates and commodity prices), the correlations between them and their levels of volatility.
MDA: Maximum Distributable Amount.
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Mezzanine tranche of a securitisation: a securitisation position that is subordinated to the senior securitisation position, senior to the first-loss tranche and subject to a risk weight of less than 1 250% and more than 25%.
MiCA (Markets in Crypto-Assets Regulation): is part of the EU’s strategy to regulate crypto-assets and digital financial services.
Model validation: the process of assessing the effectiveness of a credit risk model using a pre-defined set of criteria, such as the model’s discriminatory power, the appropriateness of the inputs and expert opinions.
MPE (Multiple Point of Entry): a resolution approach based on multiple points of entry.
MREL (Minimum Requirement of Eligible Liabilities): the final loss absorption requirement established in European legislation for institutions based on an assessment of their resolution plans.
MSS (Minimum Social Safeguards): due diligence to avoid any negative impacts and comply with the human and labour rights standards.
Netting: a bank’s ability to reduce its credit risk exposure by setting off the value of its rights against its obligations with the same counterparty.
Non-standardised customers: customers who have been assigned a risk analyst due to the risk assumed. This category includes wholesale banking customers, financial institutions and certain enterprises in retail banking.
NSFR (Net Stable Funding Ratio): a ratio designed to ensure a bank has a balanced balance sheet structure, in which stable funding requirements are funded by stable liabilities.
NZAMi (Net Zero Asset Management initiative): international group of asset managers committed to supporting the goal of net zero greenhouse gas emissions by 2050.
NZBA (Net-Zero Banking Alliance): group of 43 of the world’s leading banks with a focus on delivering the banking sector’s ambition to align its climate commitments with the Paris Agreement goals.
Operational risk: the risk of incurring losses with regard to employees, contractual specifications and documentation, technology, infrastructure failures and disasters, projects, external influences and customer relations. This definition includes legal and regulatory risk but does not include business and reputational risk.
Originator institution of a securitisation: is an institution that:
•itself or through related entities was, directly or indirectly, involved in the original agreement that created the obligations or potential obligations of the debtor or potential debtor giving rise to the exposure being securitised; or
•purchases a third party's exposures for its own account and then securitises them.
Over-the-counter (OTC): off-exchange, that is, trading done between two parties (in derivatives, for example) without the supervision of an organised exchange.
Paris Agreement: international treaty on climate change. It stipulates that the involved parties will take the necessary actions to limit further increases in global average temperatures to well below 2°C and ideally to below 1.5°C.
PCAF (Partnership for Carbon Accounting Financials): initiative created in 2019 that aims to establish an international methodology for measuring and disclosing financed greenhouse gas emissions to financial institutions.
Phased-in: refers to compliance with current solvency requirements bearing in mind the transitional period for Basel 3 implementation.
Physical risk: risk of losses arising from any negative financial impact on the institution stemming from the current or prospective impacts of the physical effects of environmental factors on the institution’s counterparties or invested assets.
•Acute: physical risks that include harsh meteorological events such as cyclones, hurricanes or floods, as well as the increased severity of these.
◦Chronic: physical risks that include longer-term shifts in climate patterns (e.g., sustained higher temperatures) that may cause sea level rise or chronic heat waves.
Pillar 1 – Minimum Capital Requirements: the part of the New Basel Capital Accord that establishes the minimum regulatory capital requirements for credit, market and operational risk.
Pillar 2 - Supervisory Review Process: an internal capital adequacy assessment process reviewed by the supervisor with possible additional capital requirements for risk that are not included in Pillar 1 and the use of more sophisticated methodologies than Pillar 1.
Pillar 3 - Market Discipline: this pillar is designed to complete the minimum capital requirements and the supervisory review process and, accordingly, enhance market discipline through the regulation of public disclosure by the entities.
Point-in-time (PIT) PD: the probability of default at a particular point in time or in particular state of the economic cycle.
Probability of default (PD): this represents the likelihood that a customer or a transaction will fall into default. It is the probability that an event (the default) will occur within a given time horizon.
QIS (Quantitative Impact Study): ad-hoc requests by the EBA for studies analysing and calibrating the impact of new changes in regulation.
Qualifying central counterparty (QCCP): a central counterparty that has either been authorised under article 14 of Regulation (EU) no. 648/2012, or been recognised under article 25 of said Regulation.
Rating: the result of the objective assessment of the counterparties’ future economic situation based on current characteristics and assumptions. The methodology for assigning the ratings depends largely on the type of customer and the available data. A wide range of methodologies for assessing credit risk is applied, such as expert systems and econometric methods.

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RCP (representative concentration pathways): climate change projection scenarios estimated by the Intergovernmental Panel on Climate Change (IPCC).
RDL: Royal Decree Law.
Regulatory Capital requirements: the minimum amount of capital the regulatory authority requires the entity to hold to safeguard its capital adequacy, based on the amount of credit, market and operational risk.
Eligible capital: the volume of capital the regulatory authority considers eligible to meet capital requirements. The main components of eligible capital are accounting capital and reserves.
Risk appetite: the amount and type of risks considered reasonable to assume in the execution of its business strategy, so that Santander can maintain its ordinary activity in the event of unexpected circumstances. Severe scenarios are taken into account that could have a negative impact on the levels of capital, liquidity, profitability and/or the share price.
Risk limits: approval tools for certain risk types and levels.
Risk-weighted assets (RWA): calculated by assigning a level of risk, expressed as a percentage (risk weighting), to an exposure in accordance with the relevant rules under the standardised approach or the IRB approach.
RoRAC: Return on Risk Adjusted Capital.
RoRWA: Return on Risk-Weighted Assets.
ROTA (Return On Total Assets): ratio between net income and total average assets, or the amount of financial and operational income a company receives in a financial year as compared to the average of that company's total assets. The ratio is considered to be an indicator of how effectively a company is using its assets to generate earnings.
RPK: revenue passenger-kilometer.
RSPO (roundtable on sustainable palm oil): established in 2004 with the objective of promoting the growth and use of sustainable palm oil products through global standards and multistakeholder governance.
RTS: Regulatory Technical Standards.
RWA density: ratio that compares institutions’ total weighted assets and their total balance sheet, and can be interpreted as an average relative risk measure -according to regulatory criteria- of a bank’s overall operations.
SDG (Sustainable Development Goals): universal set of goals, targets and indicators that UN member states will be expected to use to frame their agendas and policies over the next years.
Senior tranche of a securitisation: all tranches other than the first loss or mezzanine tranches. Within the senior tranche, the super senior tranche is the top tranche in the priority of payments, without taking into account for these purposes of any amounts owed under interest rate or currency derivatives, brokerage charges or similar payments.
Securitisation: a financial transaction or scheme whereby the credit risk associated with an exposure or pool of exposures is divided into tranches, with both of the following characteristics:
•Payments for the transaction or scheme are dependent upon the performance of the exposure or pool of exposures.
•The subordination of the tranches determines the distribution of losses during the ongoing life of the transaction or scheme
Securitisation position: exposures arising from securitisations. For these purposes, the providers of credit risk hedges for specific securitisation positions are considered to hold positions in the securitisation.
SFT (Securities Financing Transactions): any transaction where securities are used to borrow cash, or vice versa. They mostly include repurchase agreements (repos), securities lending activities and sell/buy-back transactions.
Slotting Criteria: an approach used for calculating risk weights for specialised lending exposures, which consists of mapping the internal ratings to five supervisory categories, each with its own specific risk weight.
Special-purpose vehicle (SPV): a company created for the sole purpose of acquiring certain assets or derivative exposures and of issuing liabilities that are associated solely with these assets or exposures.
Sponsor institution of a securitisation: an institution other than the originator that establishes and manages an asset-backed commercial paper programme, or other securitisation scheme, that purchases exposures from third-party entities and to which liquidity or credit facilities or other credit enhancements are generally granted.
SRB (Single Resolution Board): the single resolution authority, which is the second pillar of the Banking Union after the Single Supervisory Mechanism.
SRB: Systemic Risk Buffer.
SREP (Supervisory Review and Evaluation Process): a review of the systems, strategies, processes and mechanisms applied by credit institutions and of their risks.
SRF: Single Resolution Fund.
SRM: Single Resolution Mechanism.
SSM (Single Supervisory System): the system of banking supervision in Europe. It comprises the ECB and the competent supervisory authorities of the participating EU countries.
Standardised approach: an approach for calculating credit risk capital requirements under Pillar 1 of Basel 2. Under this approach, the risk weightings used in the capital calculation are determined by the regulator.
Standardized customers: customers which have not been expressly assigned a risk analyst. This category generally includes individuals, individual entrepreneurs and retail banking enterprises not classified as non-standardized customers.
Stress testing: used to describe various techniques for measuring the potential vulnerability to exceptional but plausible events.
Stressed VaR: measures the level of risk in stressed historical or simulated market situations.
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Sustainable Finance and Investment Classification System (SFICS): internal guide with harmonized criteria to classify green, social and sustainable assets in all the Group’s units and businesses.
Synthetic securitisation: transactions that involve a basket of credit swap agreements and bonds serving as collateral. They are called synthetic as rather than containing physical bonds, they carry credit derivatives, also known as synthetic contracts.
TCFD (Task Force on Climate-related Financial Disclosures): created by the Financial Stability Board to improve and increase reporting of climate-related financial information.
tCS: tonnes of crude steel.
Through-the-cycle (TTC) PD: probability of default adjusted to a full economic cycle. It may be taken as a long-term average of the point-in-time PD.
Tier 1: core capital less hybrid instruments.
Tier 2: supplementary capital instruments, mainly subordinated debt and general loan loss allowances, which contribute to the robustness of financial institutions.
TLAC (Total Loss Absorbency Capacity): an additional requirement to the minimum capital requirements set out in the Basel 3 framework for the absorption of total losses and effecting a recapitalisation that minimises any impact on financial stability, ensures the continuity of critical functions and avoids exposing taxpayers to losses. This requirement is applicable to all G-SIBs.
TLTRO: Targeted Longer-Term Refinancing Operations.
Traditional securitisations: a securitisation in which the economic interest in the securitized exposures is transferred by the transfer of ownership of those exposures from the originator to an SSPE (securitisation special purpose entity) or by sub-participation of an SSPE, where the securities issued do not represent payment obligations of the originator.
TPI (Transition Pathway Initiative): global initiative led by asset owners and supported by asset managers that assess the progress that companies are making on the transition to a low-carbon economy.
Transition risks: risk arising from political, legal, technological and market changes generated by the transition to a lower carbon economy.
TRIM: Targeted Review of Internal Models.
TSC (Technical screening criteria): specific requirements and thresholds that each activity covered in the EU Taxonomy will need to meet in order to be considered as significantly contributing to a sustainable objective.
TSR (Total Shareholder Return): relative performance of total shareholder returns. An indicator of the returns obtained by owners of a company over a period of one year on capital provided to the company.
UNEP FI: United Nations Environment Programme Finance Initiative.
Unexpected loss: unexpected losses (not covered by allowances) must be covered by capital.
VaR (Value at Risk): estimate of the potential losses that could arise in risk positions as a result of movements in market risk factors within a given time horizon and for a specific confidence level.
Value creation: Any profit generated above the cost of economic capital. Santander creates value when risk-adjusted returns (measured by RoRAC) exceed its cost of capital, and destroys value when the reverse occurs. It measures the risk-adjusted return in absolute terms (monetary units), supplementing the RoRAC result.

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Appendix II - Disclosures by Santander subsidiaries
Overview of Santander
Santander is a Retail and Consumer global powerhouse and one of the largest banks in the eurozone. At 2025 year-end, we had EUR 1,867,515 million in assets and EUR 1,363,160 million in total customer funds. Santander was the first largest bank by market capitalization in the eurozone (EUR 147,921 million as of 31 December 2025).
Banco Santander, S.A., and international Group structure
The growth of Grupo Santander in the last decades has led Banco Santander to also act, in practice, as a holding entity of the shares of the various companies in its Group, and its results are becoming progressively less representative of the performance and earnings of the Group.
At the international level, the various banks and other subsidiaries, joint ventures and associates of the Group are integrated in a corporate structure comprising various holding companies which are the ultimate shareholders of the banks and subsidiaries abroad. The purpose of this structure, all of which is controlled Banco Santander, is to optimise the international organisation from the strategic, economic, financial and tax standpoints, since it makes it possible to define the most appropriate units to be entrusted with acquiring, selling or holding stakes in other international entities, the most appropriate financing method for these transactions and the most appropriate means of remitting the profits obtained by the group’s various operating units to Spain.
Large subsidiaries within EU (according to CRR definition):
Santander Totta SGPS, S.A.
Banco Santander Totta, S.A. is almost fully owned by Banco Santander S.A. and is the parent company for Santander Totta sub-group. On individual basis, it is a financial institution that also has asset participations on other entities.
Banco Santander Totta’s main business is retail banking, taking deposits and granting credits to customers. The retail banking network originates most of Santander Totta’s business
Banco Santander Totta, S.A. is currently regulated by the ECB on both consolidated and individual basis.
Santander Bank Polska, S.A.
Santander Bank Polska S.A. is a universal bank which provides a full range of services for personal customers, SMEs, large companies, corporates and public sector institutions.
The Bank is a parent entity of Santander Bank Polska Group and forms a domestic bank holding group as defined in the Polish Banking Law Act together with its related entities, including Santander Consumer Bank S.A. (a domestic subsidiary bank). It is also registered as a foreign bank holding group with Spain-based Banco Santander S.A. as the ultimate parent entity.

Banco Santander S.A. remains a long-term majority shareholder in the company. As of 31 December 2024, Banco
Santander S.A. held a controlling stake of 62.20% in the registered capital of Santander Bank Polska S.A.
Santander Germany
Santander Germany relates to the business activities of the Santander Group in Germany (Legal entity identifier (LEI): 529900KRVTRP5RWP9K95) and contains information from Santander Consumer Holding GmbH as well as information on the direct and indirect shareholdings part of the German financial holding group. Within this, Santander Consumer Bank AG acts as the parent institution.
As a large subsidiary of an EU parent institution, SCGFG is supervised via the Single Supervisory Mechanism of the ECB. It discloses information annually in accordance with Article 13 (1) sentence 2 CRR and semi-annually in accordance with Article 433a (2) lit. b) CRR and Article 45i (3) BRRD.
Santander Consumer Finance, S.A.
Santander Consumer Finance, S.A. (the Bank) is a credit institution established in Spain, wholly owned by Banco Santander, S.A., which meets capital requirements on an individual and sub-consolidated basis.
It is the parent company of the Santander Consumer Finance sub-group, which specialises in consumer finance and operates in 16 European countries, Canada and China, where it offers a broad range of financial solutions through points of sale and direct-to-consumer channels, such as branches, call centres and online platforms. The Bank was incorporated in 1963 under the name «Banco de Fomento, S.A.», and, as the parent entity, manages and administers the shareholdings of its subsidiaries.
Other subsidiaries outside EU with local publications:
Santander UK
Santander UK Group Holdings plc (the Company) and its subsidiaries (collectively Santander UK or the Santander UK group) operate primarily in the UK and are part of Banco Santander (comprising Banco Santander SA and its subsidiaries). Santander UK plc and Santander Financial Services plc are regulated by the UK Prudential Regulation Authority (PRA) and the Financial Conduct Authority (FCA). Certain other companies within the Santander UK group are regulated by the FCA and the PRA.
Banco Santander (Brasil), S.A.
Banco Santander Brasil has established itself as the third-largest private bank in the country, distinguished as the only international financial institution operating at scale in the Brazilian retail market.
With comprehensive operations across retail and wholesale banking segments, the bank delivers high value-added solutions, offering a diversified portfolio of products and services that serve individuals, small and medium-sized enterprises, large corporations, and institutional investors.
As the leading subsidiary of Grupo Santander — a Spain-founded global conglomerate and one of the largest financial groups worldwide. The Brazilian operation combines the
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strength of a global network with deep local expertise. All its activities are strictly regulated and supervised by the Central Bank of Brazil.
Banco Santander (Chile), S.A.
Largest bank in Chile in terms of total loans. Santander Group holds a majority ownership stake in the company (67,18%).
Banco Santander Chile is a banking corporation organised under the laws of the Republic of Chile, supervised by the Financial Market Commission (FMC). The Bank provides its clients with a wide range of general banking services, from individuals to large corporations. In addition, Banco Santander Chile and its affiliates offer consumer and commercial banking services, as well as other services, including factoring, collection, leasing, securities and insurance brokerage, brokerage of mutual and investment fund and investment banking.
Banco Santander (Argentina), S.A.
Banco Santander Argentina S.A. is a private bank in the Argentine financial system. It is one of the leading banks in payment methods, foreign trade, transactional services and cash management, and also one of the main players in the stock, government securities and foreign exchange markets. It is a subsidiary of Banco Santander S.A. and is regulated by the Central Bank of the Argentine Republic (BCRA). In terms of consolidation, it includes Santander Valores S.A., Santander Tecnología Argentina S.A., Santander Consumer S.A. and Cartasur Cards S.A.U. (subsidiary companies).
Banco Santander (Uruguay), S.A.
Banco Santander S.A. is a public limited company that acts as a financial institution in Uruguay and carries out intermediation activities and related operations, such as exchanges, transfers, securities intermediation, credit cards and debit cards, among its main operations. It is almost entirely owned by Banco Santander S.A. and is supervised by the Central Bank of Uruguay.
Banco Santander (Mexico), S.A.
As of December 31, 2025, our principal subsidiaries are Santander Inclusión Financiera, S.A. de C.V., Sociedad Financiera de Objeto Múltiple, Entidad Regulada, and Santander Tecnología México, S.A. de C.V.
Grupo Financiero Santander México, S.A. de C.V., our holding company, directly owns 74.97% of our outstanding share capital. Banco Santander Matriz owns 99.99% of the share capital of Grupo Financiero Santander México, S.A. de C.V.
In addition, Banco Santander Matriz directly owns 24.93% of the Bank’s share capital, resulting in a total ownership interest of 99.9% in the Bank.

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Appendix III - Location of disclosures

IMPLEMENTING TECHNICAL STANDARDS ON PUBLIC DISCLOSURES BY INSTITUTIONS UNDER PART EIGHT OF REGULATION (EU) NO 575/2013
Requirement		2025 Pillar 3 Location
Annex I. Disclosure of key metrics and overview of risk-weighted exposure amounts
Annex II. Disclosure of key metrics and overview of risk-weighted exposure amounts (instructions)
KM1	Key metrics template	Table 1
OV1	Overview of risk weighted exposure amounts	Table 9
INS1	Insurance participations	N/A1
INS2	Financial conglomerates - Information on own funds and capital adequacy ratio	N/A1
OVC	ICAAP information	Section 2.6
Annex III. Disclosure of risk management policies and objectives
Annex IV. Disclosure of risk management policies and objectives (instructions)
OVA	Institution risk management approach	Section 3.1, 3.2, 4.1, 5.1, 6.1, 7.1, 8.1, 9
OVB	Disclosure on governance arrangements	Section 3.2
Annex V. Disclosure of the scope of application
Annex VI. Disclosure of the scope of application (instructions)
LI1	Differences between accounting and regulatory scopes of consolidation and mapping of financial statement categories with regulatory risk categories	Table 2
LI2	Main sources of differences between regulatory exposure amounts and carrying values in financial statements	Table 3
LI3	Outline of the differences in the scopes of consolidation (entity by entity)	Appendix VI
LIA	Explanations of differences between accounting and regulatory exposure amounts	Section 1.4
LIB	Other qualitative information on the scope of application	Section 1.4
PV1	Prudent valuation adjustments (PVA)	Table 82
Annex VII. Disclosure of own funds
Annex VIII. Disclosure of own funds (instructions)
CC1	Composition of regulatory own funds	Appendix VII
CC2	Reconciliation of regulatory own funds to balance sheet in the audited financial statements	Table 4
CCA	Main features of regulatory own funds instruments and eligible liabilities instruments	Appendix VIII
Annex IX. Disclosure of countercyclical capital buffers
Annex X. Disclosure of countercyclical capital buffers (instructions)
CCyB1	Geographical distribution of credit exposures relevant for the calculation of the countercyclical buffer	Appendix IX
CCyB2	Amount of institution-specific countercyclical capital buffer	Table 13
Annex XI. Disclosure of the leverage ratio
Annex XII. Disclosure of the leverage ratio (instructions)
LR1	LRSum: Summary reconciliation of accounting assets and leverage ratio exposures	Table 16
LR2	LRCom: Leverage ratio common disclosure	Table 17
LR3	LRSpl: Split-up of on balance sheet exposures (excluding derivatives, SFTs and exempted exposures)	Table 18
LRA	Free format text boxes for disclosure on qualitative items	Section 2.5
Annex XIII. Disclosure of liquidity requirements
Annex XIV. Disclosure of liquidity requirements (instructions)
LIQA	Liquidity risk management	Section 9
LIQ1	Quantitative information of LCR	Table 95
LIQB	Qualitative information on LCR, which complements template EU LIQ1	Table 96
LIQ2	Net Stable Funding Ratio	Table 97
Annex XV. Disclosure of credit risk quality
Annex XVI. Disclosure of credit risk quality (instructions)
CRA	General qualitative information about credit risk	Section 4.1
CRB	Additional disclosure related to the credit quality of assets	Section 4.3
CR1	Performing and non-performing exposures and related provisions	Table 43
CR1-A	Maturity of exposures	Table 41
1 The exemption under Article 49.1 of the CRR is not used, so table INS1 and table INS2 on non-deducted holdings in insurance companies does not need to be published
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CR2	Changes in the stock of non-performing loans and advances	Table 42
CR2-A	Changes in the stock of non-performing loans and advances and related net accumulated recoveries	N/A2
CQ1	Credit quality of forborne exposures	Table 47
CQ2	Quality of forbearance	N/A3
CQ3	Credit quality of performing and non-performing exposures by past due days	Table 44
CQ4	Quality of non-performing exposures by geography	Table 45
CQ5	Credit quality of loans and advances by industry	Table 46
CQ6	Collateral valuation - loans and advances	N/A4
CQ7	Collateral obtained by taking possession and execution processes	Table 48
CQ8	Collateral obtained by taking possession and execution processes – vintage breakdown	N/A5
Annex XVII. Disclosure of the use of credit risk mitigation techniques
Annex XVIII. Disclosure of the use of credit risk mitigation techniques (instructions)
CRC	Qualitative disclosure requirements related to CRM techniques	Section 4.7
CR3	CRM techniques overview: Disclosure of the use of credit risk mitigation techniques	Table 51
Annex XIX. Disclosure of the use of the credit risk standardised approach
Annex XX. Disclosure of the use of the credit risk standardised approach (instructions)
CRD	Qualitative disclosure requirements related to standardised model	Section 4.2.4
CR4	Standardised approach – Credit risk exposure and CRM effects	Table 38
CR5	Standardised approach	Table 39
Annex XXI. Disclosure of the use of the IRB approach to credit risk
Annexo XXII. Disclosure of the use of the IRB approach to credit risk (instructions)
CRE	Qualitative disclosure requirements related to IRB approach	Section 4.2.3
CR6	IRB approach – Credit risk exposures by exposure class and PD range	Table 27, Table 28, Table 29
CR6-A	Scope of the use of IRB and SA approaches	Table 23
CR7	IRB approach – Effect on the RWEAs of credit derivatives used as CRM techniques	Table 53
CR7-A	IRB approach – Disclosure of the extent of the use of CRM techniques	Table 54
CR8	RWEA flow statements of credit risk exposures under the IRB approach	Table 24
CR9	AIRB Back-testing of PD per exposure class (fixed PD scale)	Table 55
CR9	AIRB Retail Back-testing of PF per exposure class (fixed PD scale)	Table 56
CR9	FIRB Back-testing of PD per exposure class (fixed PD scale)	Table 57
CR9.1	AIRB approach – Back-testing of PD per exposure class (only for PD estimates according to point (f) of Article 180(1) CRR)	Table 58
Annex XXIII. Disclosure of specialised lending and equity exposures
Annex XXIV. Disclosure of specialised lending and equity exposures (instructions)
CR10.1	Specialised lending and equity exposures under the simple riskweighted approach. Project financing	Table 30
CR10.2	Specialised lending and equity exposures under the simple riskweighted approach. Income-earning real estate and highly volatile commercial real estate	Table 31
CR10.3	Specialised lending and equity exposures under the simple riskweighted approach. Financing of assets	Table 32
CR10.4	Specialised lending and equity exposures under the simple riskweighted approach. Financing of raw materials	Table 33
CR10.5	Equity exposures under the simple risk-weighted approach	Table 34
Annex XXV. Disclosure of exposures to counterparty credit risk
Annex XXVI. Disclosure of exposures to counterparty credit risk (instructions)
CCRA	Qualitative disclosure related to CCR	Section 5.1
CCR1	Analysis of CCR exposure by approach	Table 61
CCR3	Standardised approach – CCR exposures by regulatory exposure class and risk weights	Table 62
CCR4	AIRB approach – CCR exposures by exposure class and PD scale	Table 63
CCR4	FIRB approach – CCR exposures by exposure class and PD scale	Table 64
CCR5	Composition of collateral for CCR exposures	Table 65
CCR6	Credit derivatives exposures	Table 66
2 Requirement CR2A of the EBA Disclosure ITS are not published because the NPL ration does not exceed 5%.
3 Requirement CQ2 of the EBA Disclosure ITS are not published because the NPL ration does not exceed 5%.
4 Requirement CQ6 of the EBA Disclosure ITS are not published because the NPL ration does not exceed 5%.
5 Requirement CQ8 of the EBA Disclosure ITS are not published because the NPL ration does not exceed 5%.

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CCR7	RWEA flow statements of CCR exposures under the IMM	N/A6
CCR8	Exposures to CCPs	Table 60
Annex XXVII. Disclosure of exposures to securitisation positions
Annex XXVIII. Disclosure of exposures to securitisation positions (instructions)
SECA	Qualitative disclosure requirements related to securitisation exposures	Section 6.2, 6.4
SEC1	Securitisation exposures in the non-trading book	Table 68
SEC2	Securitisation exposures in the trading book	Table 69
SEC3	Securitisation exposures in the non-trading book and associated regulatory capital requirements - institution acting as originator or as sponsor	Table 74
SEC4	Securitisation exposures in the non-trading book and associated regulatory capital requirements - institution acting as investor	Table 75
SEC5	Exposures securitised by the institution - Exposures in default and specific credit risk adjustments	Table 73
List of SPPEs	List of SPPEs	Appendix XIV
Annex XXIX. Disclosure of the use of standardised approach and internal model for market risk
Annex XXX. Disclosure of the use of standardised approach and internal model for market risk (instructions)
MRA	Qualitative disclosure requirements related to market risk	Section 7.1
MR1	Market risk under the standardised approach	Table 80
MRB	Qualitative disclosure requirements for institutions using the internal Market Risk Models	Section 7.1
MR2-A	Market risk under the internal model approach (IMA)	Table 78
MR2-B	RWA flow statements of market risk exposures under the IMA	Table 79
MR3	IMA values for trading portfolios	Table 83
MR4	Comparison of VaR estimates with gains/losses	Table 86
Annex XXXI. Disclosure of operational risk
Annex XXXII. Disclosure of operational risk (instructions)
ORA	Qualitative information on operational risk	Section 8.1 and 8.2
OR1	Operational risk losses	Table 88
OR2	Business Indicator, components and subcomponents	Table 89
OR3	Operational risk own funds requirements and risk exposure amounts	Table 90
Annex XXXIII. Disclosure of remuneration policy
Annex XXXIV. Disclosure of remuneration policy (instructions)
REMA	Remuneration policy	Section 12.1
REM1	Remuneration awarded for the financial year	Table 104
REM2	Special payments to staff whose professional activities have a material impact on institutions’ risk profile (Identified Staff)	Table 105
REM3	Deferred remuneration	Table 107
REM4	Remuneration of 1 million EUR or more per year	Table 108
REM5	Information on remuneration of staff whose professional activities have a material impact on institutions’ risk profile (Identified Staff)	Table 106
Annex XXXV. Disclosure of encumbered and unencumbered assets
Annex XXXVI. Disclosure of encumbered and unencumbered assets (instructions)
AE1	Encumbered and unencumbered assets	Table 91
AE2	Collateral received and own debt securities issued	Table 92
AE3	Sources of encumbrance	Table 93
AE4	Accompanying narrative information	Section 9.1.3

6 Statement of flows of risk-weighted amounts of counterparty exposures subject to IMA is not included as Santander does not have an internal model to calculate counterparty risk EAD
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IMPLEMENTING TECHNICAL STANDARDS ON PUBLIC DISCLOSURES BY INSTITUTIONS UNDER PART EIGHT OF REGULATION (EU) NO 2024/1623
Requirement		2025 Pillar 3 Location
Annex XLI. Disclosure of credit valuation adjustment risk
Annex XLII. Disclosure of credit valuation adjustment risk (instructions)
CVA1	Credit valuation adjustment risk under the Reduced Basic Approach	N/A12
CVA2	Credit valuation adjustment risk under the Full Basic Aproach (FBA)	Table 59
CVA3	Credit valuation adjustement risk under the Standardised Approach	N/A12
CVA4	RWEA flow statements of credit valuation adjustment risk under the Standardised Approach	N/A12
Annex XLIII. Disclosure of exposures to crypto-assets
Annex XLIV. Disclosure of exposures to crypto-assets (instructions)
CAE1	Exposures to crypto-assets	Table 103

IMPLEMENTING TECHNICAL STANDARDS ON DISCLOSURE OF INFORMATION ON EXPOSURES TO INTEREST RATE RISK ON POSITIONS NOT HELD IN THE TRADING BOOK
Table	Table Title	2025 Pillar 3 Location
IRRBB1	Interest rate risks of non-trading book activities	Table 87
IRRBBA	IRRBB qualitative information	Section 7.4

IMPLEMENTING TECHNICAL STANDARDS ON DISCLOSURE AND REPORTING OF MREL AND TLAC
Table	Table title	2025 Pillar 3 Location
KM2	Key metrics – MREL and, where applicable, G-SII requirement for own funds and eligible liabilities	Table 19
TLAC1	Composition – MREL and, where applicable, the G-SII requirement for own funds and eligible liabilities	Table 20
TLAC3	Creditor ranking – resolution entity	Table 21
CCA - Own funds	Capital and TLAC instruments main features - Own Funds	Appendix X
CCA - Eligible Liabilities	Capital and TLAC instruments main features - Eligible Liabilities	Appendix XI

IMPLEMENTING TECHNICAL STANDARDS (ITS) ON PRUDENTIAL DISCLOSURES ON ESG RISKS IN ACCORDANCE WITH ARTICLE 449a CRR
Table	Table title	2025 Pillar 3 Location
ESG1	Banking book- Climate Change transition risk: Credit quality of exposures by sector, emissions and residual maturity	Table 98
ESG2	Banking book - Climate change transition risk: Loans collateralised by immovable property - Energy efficiency of the collateral	Table 99
ESG3	Banking book - Climate change transition risk: Alignment metrics	Table 100
ESG4	Banking book - Climate change transition risk: Exposures to top 20 carbon-intensive firms	Table 101
ESG5	Banking book - Climate change physical risk: Exposures subject to physical risk	Table 102
ESG6	Summary of GAR KPIs	N/A7
ESG7	Mitigating actions: Assets for the calculation of GAR	N/A8
ESG8	GAR (%)	N/A9
ESG9	Mitigating actions: BTAR	N/A10
ESG10	Other climate change mitigating actions that are not covered in the EU Taxonomy Page Size Break	N/A11
7 Disclosure obligations are suspended until end-2026
8 Disclosure obligations are suspended until end-2026
9 Disclosure obligations are suspended until end-2026
10 Disclosure obligations are suspended until end-2026
11 Disclosure obligations are suspended until end-2026
12 Not published as Santander does not have Standardised approach to calculate CVA

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Index	Introduction ●	Capital ●	Risks ●	Remunerations ●	Appendices ●
Appendix IV - CRR3 Mapping
The following table links the CRR’s articles on divulging information (Part 8) to the various sections of the document that provide the information required. The ‘Location’ column specifies the section of Pillar 3 or other public document in which the information is dealt with, in whole or in part. This information may be distributed throughout the document on a piecemeal basis.

Article	Brief Description	2025 Pillar 3 Location	Tables	2025 annual report Location
431. Scope of disclosures requirements
431.1	Requirement to publish Pillar 3 disclosures.	Pillar 3 Report
431.2	Permission granted by the competent authorities under Part Three for the instruments and methodologies referred to in Title III shall be subject to the public disclosure by institutions of the information laid down therein.	Section 4.2.1.
431.3	Institution must have a policy covering the frequency of disclosures, their verification, comprehensiveness and appropriateness, as well as policies for assuring the overall comprehension of their risk profile by market participants.	Section 1.2.1.
431.4	All quantitative disclosures shall be accompanied by a qualitative narrative and any other supplementary information that may be necessary	Pillar 3 Report
431.5	Institutions should explain, upon request, their rating decisions to SMEs and other business loan applicants, providing a written explanation upon request. The administrative costs of the explanation should be proportionate to the amount of the loan.	Section 4.4.

432. Non-material, proprietary or confidential information
432.1	Institutions may omit information that is not material if certain conditions are respected.	Sections 1.2.1. and 1.2.3.
432.2	Institutions may omit information that is proprietary or confidential if certain conditions are respected.	Section 1.2.2.
432.3	Where 432.2 applies this must be stated in the disclosures, and more general information must be disclosed.	Section 1.2.2.

433. Frequency of disclosure
433	Institutions shall publish the disclosures required under Titles II and III in the manner set out in Articles 433a, 433b, 433c and 434	Section 1.2.2.

433a. Disclosures by large institutions
433a	Large institutions shall disclose the information outlined below with the following frequency:	Section 1.2.2.

433b. Disclosures by small and non-complex institutions
433b	Small and non-complex institutions shall disclose the information outlined below with the following frequency	N/A

433c. Disclosures by other institutions
433c	Institutions that are not subject to Article 433a or 433b shall disclose the information outlined below with the following frequency	N/A

434. Means of disclosure
434.1	Institutions other than small and non-complex institutions shall submit all information required under Titles II and III in electronic format to EBA. EBA shall publish that information, together with its submission date, on its website.	Pillar 3 Report
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Article	Brief Description	2025 Pillar 3 Location	Tables	2025 annual report Location
434.2	Institutions other than small and non-complex institutions shall submit the disclosures required under Articles 433a and 433c in electronic format to EBA no later than the date on which they publish their financial statements or financial reports for the corresponding period	Pillar 3 Report
434.3	By way of derogation from paragraphs 1 and 2 of this Article, institutions may submit to EBA the information required under Article 450 separately from the other information required under Titles II and III no later than two months after the date on which institutions publish their financial statements for the corresponding year.	Pillar 3 Report
434.4	EBA shall publish on its website the disclosures of small and non-complex institutions on the basis of the information reported by those institutions to competent authorities in accordance with Article 430.	N/A
434.5	Ownership of the data and the responsibility for their accuracy shall remain with the institutions that produce them. EBA shall provide for a single access point for institutions’ disclosures and shall make available on its website an archive of the information required to be disclosed in accordance with this Part. That archive shall be kept accessible for a period that shall be no less than the storage period set by national law for information included in the institutions’ financial reports.	N/A
434.6	EBA shall monitor the number of visits to its single access point for institutions’ disclosures and include the related statistics in its annual reports.	N/A

434a. Uniform disclosure formats
434a	EBA shall develop draft implementing technical standards specifying uniform disclosure formats, and associated instructions in accordance with which the disclosures required under Titles II and III shall be made.	N/A

434b. Accessibility of information on the European single access point
434b.1	From 10 January 2030, when making public any information referred to in Part Eight of this Regulation, the institutions shall submit that information at the same time to the relevant collection body	Section 1.2.1.
434b.2	For the purposes of paragraph 1, point (b)(ii), institutions shall obtain a legal entity identifier.	N/A
434b.3	For the purpose of making the information referred to in paragraph 1 of this Article accessible on ESAP, the collection body as defined in Article 2, point (2), of Regulation (EU) 2023/2859 shall be EBA.	N/A
434b.4	For the purpose of ensuring the efficient collection and management of information submitted in accordance with paragraph 1, EBA shall develop draft implementing technical standards	N/A
434b.5	Where necessary, EBA shall adopt guidelines to ensure that the metadata submitted in accordance with paragraph 4, first subparagraph, point (a), are correct.	N/A

434c. Report on the feasibility of the use of information reported by institutions other than small and non-complex institutions to publish an extended set of disclosures on the EBA website
434c	EBA shall prepare a report on the feasibility of using information reported by institutions other than small and non-complex institutions to competent authorities in accordance with Article 430 in order to publish that information on its website thereby reducing the disclosure burden for such institutions.	N/A

435. Risk management objectives and policies
435.1	Disclose information for each separate category of risk:
435.1.a	The strategies and processes to manage risks.	Chapters 3 to11		Risk management and compliance Chapter

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Article	Brief Description	2025 Pillar 3 Location	Tables	2025 annual report Location
435.1.b	Structure and organization of the risk management function.	Chapters 3 to 11		Risk management and compliance Chapter
435.1.c	Risk reporting and measurement systems.	Chapters 3 to 11		Risk management and compliance Chapter
435.1.d	Hedging and mitigating risk - policies, strategies and processes.	Chapters 3 to 11		Risk management and compliance Chapter
435.1.e	A declaration of adequacy of risk management arrangements approved by the Board.	Section 3.1.3.		Risk management and compliance Chapter
435.1.f	Inclusion of a concise risk statement approved by the Board.	Sections 1.4.1. and 3.1.3.		Risk management and compliance Chapter
435.2	Information on governance arrangements, including information on Board composition and recruitment, and risk committees.
435.2.a	Number of directorships held by Board members.	Section 3.2.1.		Risk management and compliance chapter & Corporate governance Chapter
435.2.b	Recruitment policy for the selection of Board members, their actual knowledge, skills and expertise.	Section 3.2.1.1		Corporate governance Chapter
435.2.c	Policy on diversity of Board membership, objectives, and achievement status.	Section 3.2.		Corporate governance Chapter
435.2.d	Existence of a dedicated risk committee, and number of meetings during the year.	Section 3.2.2.		Risk management and compliance chapter & Corporate governance Chapter
435.2.e	Description of the information flow on risk to the Board.	Section 3.1.1		Risk management and compliance chapter & Corporate governance Chapter

436. Scope of application of the requirements
436	Institutions shall disclose the following information regarding the scope of application of the requirements of this Regulation in accordance with Directive 2013/36/EU:
436.a	Name of institution to which the requirements of this Regulation applies.	Section 1.2.1.
436.b	Difference in the basis of consolidation for accounting and prudential purposes, briefly describing entities that are:
(i) fully consolidated
(ii) proportionally consolidated
(iii) deducted from own funds
	(iv) neither consolidated nor deducted	Section 1.4.2.	Table 2 (LI1) Table 3 (LI2) Appendix VI (LI3)
436.c	a breakdown of assets and liabilities of the consolidated financial statements prepared in accordance with the requirements on regulatory consolidation pursuant to Sections 2 and 3 of Title II of Part One	Section 1.4.2.	Table 2 (LI1)
436.d	a reconciliation identifying the main sources of differences between the carrying value amounts in the financial statements under the regulatory scope of consolidation as defined in Sections 2 and 3 of Title II of Part One	Section 1.4.2.	Table 2 (LI1) Table 3 (LI2)
436.e	a breakdown of the amounts of the constituent elements of an institution's prudent valuation adjustment, by type of risks, and the total of constituent elements separately for the trading
	book and non-trading book positions;	Section 7.2.1.	Table 82 (PV1)
436.f	Impediments to transfer of own funds between parent and subsidiaries.	Sections 1.3.1. and 2.3.3.
436.g	Capital shortfalls in any subsidiaries outside the scope of consolidation.	Section 2.4.1
436.h	The circumstance of making use of articles on derogations from: a) Prudential requirements b) Liquidity requirements for individual subsidiaries/entities.	Section 2.4.1

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Article	Brief Description	2025 Pillar 3 Location	Tables	2025 annual report Location
437. Disclosure of own funds
437.1	Institutions shall disclose the following information regarding their own funds:
437.1.a	A full reconciliation of Common Equity Tier 1 items, Additional Tier 1 items, Tier 2 items and filters and deductions applied pursuant to Articles 32 to 35, 36, 56, 66 and 79 to own funds of the institution and the balance sheet in the audited financial statements of the institution.		Tables 4, 5 and 6 Appendix VII (CC1) Appendix VIII (CCA)
437.1.b	Description of the main features of the Common Equity Tier 1 and Additional Tier 1 instruments and Tier 2 instruments issued by the institution.	Section 2.4.1.	Appendix VIII (CCA) Appendix VII (CC1)
437.1.c	Dull terms and conditions of all Common Equity Tier 1, Additional Tier 1 and Tier 2 instruments.	Section 2.4.1.	Appendix VIII (CCA) Appendix VII (CC1)
437.1.d	Disclosure of the nature and amounts of the following:	Sections 2.2. and 2.3.	Appendix VII (CC1)
437.1.d.i	Each prudential filter applied pursuant to Articles 32 to 35;	Sections 2.2. and 2.3.	Appendix VII (CC1)
437.1.d.ii	Each deduction made pursuant to Articles 36, 56 and 66;	Sections 2.2. and 2.3.	Appendix VII (CC1)
437.1.d.iii	Items not deducted in accordance with Articles 47, 51, 56, 66 and 79.	Sections 2.2. and 2.3.	Appendix VII (CC1)
437.1.e	Description of all restrictions applied to the calculation of own funds in accordance with this Regulation and the instruments, prudential filters and deductions to which those restrictions apply.	Section 2.4.1.	Appendix VII (CC1)
437.1.f	Explanation of the calculation basis of the disclosed capital ratios estimated using elements of own funds determined, on a basis other than that laid down in this Regulation.	2.2.3

437a. Disclosure of own funds and eligible liabilities
437a	Institutions that are subject to Article 92a or 92b shall disclose the following information regarding their own funds and eligible liabilities: (a) the composition of their own funds and eligible liabilities, their maturity and their main features; (b) the ranking of eligible liabilities in the creditor hierarchy; (c) the total amount of each issuance of eligible liabilities instruments referred to in Article 72b; (d) the total amount of excluded liabilities referred to in Article 72a(2).		Appendix VIII (CCA)

438. Capital requirements
438	Institutions shall disclose the following information regarding their compliance with Article 92 of this Regulation and with the requirements laid down in Article 73 and in point (a) of Article 104(1) of Directive 2013/36/EU:
438.a	a summary of their approach to assessing the adequacy of their internal capital to support current and future activities;	Section 2.6.		Economic and financial review Chapter
438.b	the amount of the additional own funds requirements	Sections 2.4.1, 2.4.3. and 2.7.
438.c	upon demand from the relevant competent authority, the result of the institution's internal capital adequacy assessment process;	Section 2.6.		Economic and financial review Chapter
438.d	the total risk-weighted exposure amount and the corresponding total own funds requirement determined in accordance with Article 92, to be broken down by the different risk categories set out in Part Three and, where applicable, an explanation of the effect on the calculation of own funds and risk-weighted exposure amounts that results from applying capital floors and not deducting items from own funds;	Section 2.4.2.	Table 9 (OV1), Table 11 (CMS1) and Table 12 (CMS2)

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Article	Brief Description	2025 Pillar 3 Location	Tables	2025 annual report Location
438.da	where required to calculate the un-floored total risk exposure amount as calculated in accordance with Article 92(4), and the standardised total risk exposure amount as calculated in accordance with Article 92(5), to be broken down by the different risk categories or risk exposure classes, as applicable, set out in Part Three and, where applicable, an explanation of the effect on the calculation of own funds and risk-weighted exposure amounts that results from applying capital floors and not deducting items from own funds;	Section 2.4.2.	Table 9 (OV1), Table 11 (CMS1) and Table 12 (CMS2)
438.e	The on- and off-balance-sheet exposures, the risk-weighted exposure amounts	Section 2.4.2.	Tables 30 - 34 (CR10)
438.f	The exposure value and the risk-weighted exposure amount of own funds instruments held in any insurance undertaking, reinsurance undertaking or insurance holding company that the institutions do not deduct from their own funds
N/A
438.g	The supplementary own funds requirement and the capital adequacy ratio of the financial conglomerate	N/A
438.h	The variations in the risk-weighted exposure amounts of the current disclosure period compared to the immediately preceding disclosure period that result from the use of internal models, including an outline of the key drivers explaining those variations.		Table 24 (CR8) Table 79 (MR2-B)

439. Exposure to counterparty credit risk
439	Institutions shall disclose the following information regarding the institution's exposure to counterparty credit risk as referred to in Part Three, Title II, Chapter 6:
439.a	Description of process to assign internal capital and credit limits to CCR exposures.	Sections 5, 5.1. and 5.6.	Table 60 (CCR8)
439.b	Discussion of policies for securing collateral and establishing credit reserves.	Section 5.2.	Table 65 (CCR5)
439.c	Discussion of management of wrong-way risk exposures.	Section 5.3.
439.d	Disclosure of collateral to be provided (outflows) in the event of a ratings downgrade.	Section 5.4.
439.e	The amount of segregated and unsegregated collateral received and posted per type of collateral,		Table 65 (CCR5)
439.f	For derivative transactions, the exposure values before and after the effect of the credit risk mitigation		Table 61 (CCR1)
439.g	For securities financing transactions, the exposure values before and after the effect of the credit risk mitigation		Table 61 (CCR1)
439.h	The exposure values after credit risk mitigation effects and the associated risk exposures for credit valuation adjustment capital charge	Section 5.5.	Table 59 (CVA2)
439.i	The exposure value to central counterparties and the associated risk exposures	Section 5.6.	Table 60 (CCR8)
439.j	The notional amounts and fair value of credit derivative transactions;		Table 66 (CCR6)
439.k	The estimate of alpha where the institution has received the permission of the competent authorities to use its own estimate of alpha		Table 61 (CCR1)
439.l	Separately, the disclosures included in point (e) of Article 444 and point (g) of Article 452;		Table 61 (CCR1) Table 62 (CCR3) Tables 63 and 64 (CCR4) Table 65 (CCR5) Table 66 (CCR6)
439.m	For institutions using the methods set out in Sections 4 to 5 of Chapter 6 of Title II Part Three, the size of their on- and off-balance-sheet derivative business		Table 61 (CCR1)

440. Capital buffers
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Article	Brief Description	2025 Pillar 3 Location	Tables	2025 annual report Location
440	Disclosure of the following information in relation to its compliance with the requirement for a countercyclical capital buffer referred to in Title VII, Chapter 4 of Directive 2013/36/EU:
440.a	Geographical distribution of credit exposures relevant for the calculation of countercyclical capital buffer.	Section 2.4.3	Appendix IX (CCyB1)
440.b	Amount of the specific countercyclical capital buffer.	Section 2.4.3.	Table 13 (CCyB2)

441. Indicators of global systemic importance
441	Disclosure of the indicators of global systemic importance.	Section 2.4.3.

442. Credit risk adjustments
442	Institutions shall disclose the following information regarding the institution's exposure to credit risk and dilution risk:
442.a	The scope and definitions that they use for accounting purposes of ‘past due’ and ‘impaired’ and the differences, if any, between the definitions of ‘past due’ and ‘default’ for accounting and regulatory purposes;	Section 4.5.		Risk management and compliance Chapter
442.b	A description of the approaches and methods adopted for determining specific and general credit risk adjustments;		Table 68 (SEC1)	Risk management and compliance Chapter
442.c	Information on the amount and quality of performing, non-performing and forborne exposures for loans, debt securities and off-balance-sheet exposures, including their related accumulated impairment, provisions and negative fair value changes due to credit risk and amounts of collateral and financial guarantees received;		Table 46 (CQ5) Table 45 (CQ4) Table 47 (CQ1) Table 43 CR1) Table 48 (CQ7)
442.d	An ageing analysis of accounting past due exposures;		Table 44 (CQ3)	Risk management and compliance Chapter
442.e	The gross carrying amounts of both defaulted and non-defaulted exposures, the accumulated specific and general credit risk adjustments, the accumulated write-offs taken against those exposures and the net carrying amounts and their distribution by geographical area and industry type and for loans, debt securities and off balance-sheet exposures;		Table 43 (CR1) Table 46 (CQ5) Table 45 (CQ4)	Risk management and compliance Chapter
442.f	Any changes in the gross amount of defaulted on- and off-balance-sheet exposures, including, as a minimum, information on the opening and closing balances of those exposures, the gross amount of any of those exposures reverted to non-defaulted status or subject to a write-off;
			Table 42(CR2)	Risk management and compliance Chapter
442.g.	The breakdown of loans and debt securities by residual maturity		Table 41 (CR1-A)

443. Unencumbered assets
443	Institutions shall disclose information concerning their encumbered and unencumbered assets. For those purposes, institutions shall use the carrying amount per exposure class broken down by asset quality and the total amount of the carrying amount that is encumbered and unencumbered.	Section 10.1.3.	Table 91 (AE1) Table 92 (AE2) Table 93 (AE3)	Economic and financial review Chapter

444. Use of ECAIs
444	For institutions calculating the risk-weighted exposure amounts in accordance with Part Three, Title II, Chapter 2, the following information shall be disclosed for each of the exposure classes specified in Article 112:
444.a	Names of the ECAIs used in the calculation of Standardised approach risk-weighted assets and reasons for any changes.	Section 4.2.3.
444.b	Exposure classes associated with each ECAI.	Section 4.2.3.
444.c	Description of the process used to transfer credit assessments to non-trading book items.	Section 4.2.3.

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Article	Brief Description	2025 Pillar 3 Location	Tables	2025 annual report Location
444.d	Mapping of external rating to credit quality steps (CQS).	Section 4.2.3.
444.e	Exposure value pre and post-credit risk mitigation, by CQS.		Table 38 (CR4) Table 39 (CR5) Table 62 (CCR3)

445. Exposure to market risk
445.1	Institutions that have not been granted permission by competent authorities to use the alternative internal model approach as set out in Article 325az, and that use the simplified standardised approach in accordance with Article 325a or the alternative standardised approach in accordance with Part Three, Title IV, Chapter 1a, shall disclose an overview of their trading book positions.	Section 7.2.	Table 80 (MR1)
445.2	Institutions calculating their own funds requirements in accordance with Part Three, Title IV, Chapter 1a, shall disclose their total own funds requirements, own funds requirements for the sensitivities-based method, default risk charge and own funds requirements for residual risks. The disclosure of own funds requirements for the measures of the sensitivities-based method and for default risk shall be broken down into the following instruments:	Section 7.2.
445.2.a	financial instruments other than securitisation instruments held in the trading book, with a breakdown by risk class, and a separate identification of the own funds requirements for default risk;	Section 7.2.	Table 78 (MR2-A
445.2.b	securitisation instruments not held in the ACTP, with a separate identification of the own funds requirements for credit spread risk and of the own funds requirements for default risk;	Chapter 6
445.2.c	securitisation instruments held in the ACTP, with a separate identification of the own funds requirements for credit spread risk and of the own funds requirements for default risk.	Chapter 6

445. Disclosure of CVA risk
445a.1	Institutions subject to the own funds requirements for CVA risk shall disclose the following information:
445a.1.a	an overview of their processes to identify, measure, hedge and monitor their CVA risk;	Chapter 4
445a.1.b	whether institutions meet all of the conditions set out in Article 273a(2); where those conditions are met, whether institutions have chosen to calculate the own funds requirements for CVA risk using the simplified approach set out in Article 385; where institutions have chosen to calculate the own funds requirements for CVA risk using the simplified approach, the own funds requirements for CVA risk in accordance with that approach;	Chapter 4
445a.1.c	the total number of counterparties for which the standardised approach is used, with a breakdown by counterparty types.	Chapter 4
445a.2	Institutions using the standardised approach set out in Article 383 for calculating the own funds requirements for CVA risk shall disclose, in addition to the information referred to in paragraph 1 of this Article, the following information:
445a.2.a	the structure and the organisation of their internal CVA risk management function and governance;	Chapter 4
445a.2.b	their total own funds requirements for CVA risk under the standardised approach with a breakdown by risk class;	Chapter 4
445a.2.c	an overview of the eligible hedges used in that calculation, with a breakdown by type of instruments set out in Article 386(2).	Chapter 4
445a.3	Institutions using the basic approach set out in Article 384 for calculating the own funds requirements for CVA risk shall disclose, in addition to the information referred to in paragraph 1 of this Article, the following information:
445a.3.a	their total own funds requirements for CVA risk under the basic approach, and the components BACVAtotal and BACVAcsr-hedged ;	Chapter 4
445a.3.b	an overview of the eligible hedges used in that calculation, with a breakdown by type of instruments set out in Article 386(3).	Chapter 4

446. Operational risk
446.1	Institutions shall disclose the following information:
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Article	Brief Description	2025 Pillar 3 Location	Tables	2025 annual report Location
446.1.a	the main characteristics and elements of their operational risk management framework;	Chapter 8
446.1.b	their own funds requirement for operational risk equal to the business indicator component calculated in accordance with Article 313;	Chapter 8	Table 90 (OR3)
446.1.c	the business indicator, calculated in accordance with Article 314(1), and the amounts of each of the business indicator components and their sub-components for each of the three years relevant for the calculation of the business indicator;	Chapter 8	Table 89 (OR2)
446.1.d	the amount of the reduction of the business indicator for each exclusion from the business indicator in accordance with Article 315(2), as well as the corresponding justifications for such exclusions.	Chapter 8	Table 89 (OR2)
446.2	Institutions that calculate their annual operational risk losses in accordance with Article 316(1) shall disclose the following information in addition to the information referred to in paragraph 1 of this Article:
446.2.a	their annual operational risk losses for each of the last 10 financial years, calculated in accordance with Article 316(1);	Chapter 8	Table 88 (OR1)
446.2.b	the number of exceptional operational risk events and the amounts of the corresponding aggregated net operational risk losses that were excluded from the calculation of the annual operational risk loss in accordance with Article 320(1), for each of the last 10 financial years, and the corresponding justifications for those exclusions.	N/A

447. Disclosure of key metrics
447	Institutions shall disclose the following key metrics in a tabular format:
447.a	The composition of their own funds and their own funds requirements as calculated in accordance with Article 92;		Table 1 ( KM1)
447.aa	where applicable, the risk-based capital ratios as calculated in accordance with Article 92(2), by using the un-floored total risk exposure amount instead of the total risk exposure amount;		Table 1 ( KM1)
447.b	The total risk exposure amount as calculated in accordance with Article 92(3);		Table 1 ( KM1)
447.c	Where applicable, the amount and composition of additional own funds which the institutions are required to hold		Table 1 ( KM1)
447.d	Their combined buffer requirement which the institutions are required to hold		Table 1 ( KM1)
447.e	Their leverage ratio and the total exposure measure as calculated in accordance with Article 429		Table 1 ( KM1)
447.f	Information in relation to their liquidity coverage ratio		Table 1 ( KM1)
447.g	Information in relation to their net stable funding requirement		Table 1 ( KM1)
447.h	Their own funds and eligible liabilities ratios and their components, numerator and denominator

448. Exposure to interest rate risk on positions not included in the trading book
448.1	As from 28 June 2021, institutions shall disclose the following quantitative and qualitative information on the risks arising from potential changes in interest rates that affect both the economic value of equity and the net interest income of their non-trading book activities
448.1.a	The changes in the economic value of equity calculated under the six supervisory shock scenarios for the current and previous disclosure periods;	Sections 7.4. and 7.4.1.	Table 87 (IRRBB1)	Risk management and compliance Chapter
448.1.b	The changes in the net interest income calculated under the two supervisory shock scenarios for the current and previous disclosure periods;	Sections 7.4. and 7.4.1.	Table 87 (IRRBB1)	Risk management and compliance Chapter
448.1.c	A description of key modelling and parametric assumptions used to calculate changes in the economic value of equity and in the net interest income	Sections 7.4. and 7.4.1.	Table 87 (IRRBB1)

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Article	Brief Description	2025 Pillar 3 Location	Tables	2025 annual report Location
448.1.d	An explanation of the significance of the risk measures disclosed under points (a) and (b) of this paragraph and of any significant variations of those risk measures since the previous disclosure reference date;	Sections 7.4. and 7.4.1.	Table 87 (IRRBB1)
448.1.e	The description of how institutions define, measure, mitigate and control the interest rate risk of their nontrading book activities for the purposes of the competent authorities' review	Sections 7.4. and 7.4.1.	Table 87 (IRRBB1)
448.1.e.i	A description of the specific risk measures that the institutions use to evaluate changes in their economic value of equity and in their net interest income;	Sections 7.4. and 7.4.1.	Table 87 (IRRBB1)
448.1.e.ii	A description of the key modelling and parametric assumptions used in the institutions' internal measurement systems that would differ from the common modelling and parametric assumptions referred to in Article 98(5a) of Directive 2013/36/EU for the purpose of calculating changes to the economic value of equity and to the net interest income, including the rationale for those differences;	Sections 7.4. and 7.4.1.	Table 87 (IRRBB1)
448.1.e.iii	A description of the interest rate shock scenarios that institutions use to estimate the interest rate risk	Sections 7.4. and 7.4.1.	Table 87 (IRRBB1)
448.1.e.iv	The recognition of the effect of hedges against those interest rate risks, including internal hedges that meet the requirements laid down in Article 106(3)	Sections 7.4. and 7.4.1.	Table 87 (IRRBB1)
448.1.e.v	An outline of how often the evaluation of the interest rate risk occurs	Sections 7.4. and 7.4.1.	Table 87 (IRRBB1)
448.1.f	The description of the overall risk management and mitigation strategies for those risks;	Sections 7.4. and 7.4.1.	Table 87 (IRRBB1)
448.1.g	Average and longest repricing maturity assigned to non-maturity deposits.	Sections 7.4. and 7.4.1.	Table 87 (IRRBB1)
448.2	By way of derogation from paragraph 1 of this Article, the requirements set out in points (c) and (e)(i) to (e) (iv) of paragraph 1 of this Article shall not apply to institutions that use the standardised methodology or the simplified standardised methodology referred to in Article 84(1) of Directive 2013/36/EU.	Sections 7.4. and 7.4.1.	Table 87 (IRRBB1)

449. Exposure to securitisation positions
449	Institutions calculating risk-weighted exposure amounts in accordance with Chapter 5 of Title II of Part Three or own funds requirements in accordance with Article 337 or 338 shall disclose the following information separately for their trading book and non-trading book activities:
449.a	A description of their securitisation and re-securitisation activities, including their risk management and investment objectives in connection with those activities	Sections 6.2.1, 6.2.2 and 6.2.3
449.b	The type of risks they are exposed to in their securitisation and re-securitisation activities by level of seniority of the relevant securitisation positions	Sections 6.2.3. and 6.3
449.c	Their approaches for calculating the risk-weighted exposure amounts that they apply to their securitisation activities	Section 6.5.	Table 74 (SEC3)
449.d	A list of SSPEs falling into any of the following categories, with a description of their types of exposures to those SSPEs, including derivative contracts.	N/A
449.e	A list of any legal entities in relation to which the institutions have disclosed that they have provided support	N/A
449.f	A list of legal entities affiliated with the institutions and that invest in securitisations originated by the institutions or in securitisation positions issued by SSPEs sponsored by the institutions;	N/A
449.g	A summary of their accounting policies for securitisation activity, including where relevant a distinction between securitisation and re-securitisation positions;	Section 6.4.
449.h	The names of the ECAIs used for securitisations and the types of exposure for which each agency is used;	Section 6.3.2.
449.i	A description of the Internal Assessment Approach as set out in Chapter 5 of Title II of Part Three,	N/A
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Article	Brief Description	2025 Pillar 3 Location	Tables	2025 annual report Location
449.j	Separately for the trading book and the non-trading book, the carrying amount of securitisation exposures,		Table 68 (SEC1) Table 69 (SEC2)
449.k	For the non-trading book activities, the following information:		Table 74 (SEC3) Table 75 (SEC4)
449.l	For exposures securitised by the institution, the amount of exposures in default and the amount of the specific credit risk adjustments made by the institution during the current period, both broken down by exposure type.		Table 73 (SEC5)

449a. Disclosure of environmental, social and governance risks (ESG risks)
449a.1	Institutions shall disclose information on ESG risks, distinguishing environmental, social and governance risks, and physical risks and transition risks for environmental risks.	Chapter 10	Table 98 (ESG 1) Table 99 (ESG 2) Table 100 (ESG 3) Table 101 (ESG 4) Table 102 (ESG 5)
449a.2	For the purposes of paragraph 1, institutions shall disclose information on ESG risks, including:
449a.2.a	the total amount of exposures to fossil fuel sector entities;	Chapter 10
449a.2.b	how institutions integrate the identified ESG risks in their business strategy and processes, and governance and risk management.	Chapter 10
449a.3	EBA shall develop draft implementing technical standards to specify uniform disclosure formats, as laid down in Article 434a, for ESG risks ensuring that they are consistent with and uphold the principle of proportionality	Chapter 10

449b. Disclosure of aggregate exposure to shadow banking entities
449b	Institutions shall disclose the information concerning their aggregate exposure to shadow banking entities, as referred to in Article 394(2), second subparagraph.	N/A

450. Remuneration policy
450	Remuneration disclosures (Material Risk Takers):	Chapter 12	Table 104 (REM1) Table 105 (REM2) Table 107 (REM3) Table 108 (REM4) Table 106 (REM5)	Corporate governance Chapter

451. Leverage
451.1	Institutions that are subject to Part Seven shall disclose the following information regarding their leverage ratio.
451.1.a	The leverage ratio and how the institutions apply Article 499(2);		Table 17 (LR2)
451.1.b	A breakdown of the total exposure measure referred to in Article 429(4), as well as a reconciliation of the total exposure measure with the relevant information disclosed in published financial statements;		Table 16(LR1) Table 17 (LR2) Table 18 (LR3)
451.1.c	Where applicable, the amount of exposures and the adjusted leverage ratio		Table 17 (LR2)
451.1.d	A description of the processes used to manage the risk of excessive leverage;	Section 2.5	Table 14 and 15
451.1.e	A description of the factors that had an impact on the leverage ratio during the period to which the disclosed leverage ratio refers.	Section 2.5	Table 14 and 15
451.1.f	the main parameters and rationale for any variable component scheme and any other non-cash benefits;	Section 2.5.	Table 14 and 15

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Article	Brief Description	2025 Pillar 3 Location	Tables	2025 annual report Location
451.2	Public development credit institutions as defined in Article 429a(2) shall disclose the leverage ratio without the adjustment to the total exposure measure determined in accordance with point (d) of the first subparagraph of Article 429a(1).		Table 17 (LR2)
451.3	Large institutions shall disclose the leverage ratio and the breakdown of the total exposure measure.		Table 17 (LR2)

451a. Use of the IRB Approach to credit risk
451a.1	Institutions that are subject to Part Six shall disclose information on their liquidity coverage ratio, net stable funding ratio and liquidity risk management in accordance with this Article.	Sections 10.1.1. and 10.1.2.
451a.2	Institutions shall disclose the following information in relation to their liquidity coverage ratio as calculated in accordance with the delegated act referred to in Article 460(1)
451a.2a	The average or averages, as applicable, of their liquidity coverage ratio based on end-of-the-month observations over the preceding 12 months for each quarter of the relevant disclosure period	Section 10.1.1. and Section 10.1.2.	Table 95 (LIQ1)
451a.2b	The average or averages, as applicable, of total liquid assets, after applying the relevant haircuts, included in the liquidity buffer pursuant to the delegated act referred to in Article 460(1), based on end-of-the-month observations over the preceding 12 months for each quarter of the relevant disclosure period, and a description of the composition of that liquidity buffer		Table 95 (LIQ1)
451a.2c	the averages of their liquidity outflows, inflows and net liquidity outflows as calculated in accordance with the delegated act referred to in Article 460(1), based on end-of-the-month observations over the preceding 12 months for each quarter of the relevant disclosure period and the description of their composition		Table 95 (LIQ1)
451a.3	Institutions shall disclose the following information in relation to their net stable funding ratio as calculated in accordance with Title IV of Part Six		Table 97 (LIQ2)
451a.4	Institutions shall disclose the arrangements, systems, processes and strategies put in place to identify, measure, manage and monitor their liquidity risk in accordance with Article 86 of Directive 2013/36/EU.	Section 10.1.		Risk management and compliance Chapter

451b. Disclosure of crypto-asset exposures and related activities
451b.1	Institutions shall disclose the following information on crypto-assets and crypto-asset services as well as any other activities related to crypto-assets	Section 11.4
451b.2	Institutions shall not apply the exception laid down in Article 432 for the purposes of the disclosure requirements laid down in paragraph 1 of this Article.	Section 11.4

452. Use of the IRB Approach to credit risk
452	Institutions calculating the risk-weighted exposure amounts under the IRB Approach shall disclose the following information:
452.a	Permission for use of the IRB approach from the competent authority.	Section 2.4.2.1.
452.b	For each exposure class referred to in Article 147, the percentage of the total exposure value of each exposure class subject to the Standardised Approach or to the IRB Approach, as well as the part of each exposure class subject to a roll-out plan.		Table 23(CR6-A)
452.c	The control mechanisms for rating systems at the different stages of model development, controls and changes, which shall include information on:	Sections 3.3. and 4.5.
452.c.i	The relationship between the risk management function and the internal audit function;	Sections 3.3. and 4.5.
452.c.ii	The rating system review;	Sections 3.3. and 4.5.
452.c.iii	The procedure to ensure the independence of the function in charge of reviewing the models from the functions responsible for the development of the models;	Sections 3.3. and 4.5.
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Article	Brief Description	2025 Pillar 3 Location	Tables	2025 annual report Location
452.c.iv	The procedure to ensure the accountability of the functions in charge of developing and reviewing the models;	Sections 3.3. and 4.5.
452.d	The role of the functions involved in the development, approval and subsequent changes of the credit risk models;	Sections 3.3.2. and 10.3.
452.e	The scope and main content of the reporting related to credit risk models;	Sections 4.2.	Table(CRE)
452.f	A description of the internal ratings process by exposure class, including the number of key models used with respect to each portfolio and a brief discussion of the main differences between the models within the same portfolio, covering:	Sections 4.2.	Table(CRE)
452.f.i	The definitions, methods and data for estimation and validation of PD	Sections 4.2.	Table(CRE)
452.f.ii	Were applicable, the definitions, methods and data for estimation and validation of LGD	Sections 4.2.	Table(CRE)
452.f.iii	Where applicable, the definitions, methods and data for estimation and validation of conversion factors	Sections 4.2.	Table(CRE)
452.g	As applicable, the following information in relation to each exposure class referred to in Article 147:		Tables 27 - 29 (CR6) Table 38 (CR4)
452.g.i	Their gross on-balance-sheet exposure;		Tables 27 - 29 (CR6) Table 38 (CR4)
452.g.ii	Their off-balance-sheet exposure values prior to the relevant conversion factor;		Tables 27 - 29 (CR6) Table 38 (CR4)
452.g.iii	Their exposure after applying the relevant conversion factor and credit risk mitigation;		Tables 27 - 29 (CR6) Table 38 (CR4)
452.g.iv	Any model, parameter or input relevant for the understanding of the risk weighting and the resulting risk exposure amounts disclosed across a sufficient number of obligor grades (including default) to allow for a meaningful differentiation of credit risk;		Tables 27 - 29 (CR6) Table 38 (CR4)
452.g.v	Separately for those exposure classes in relation to which institutions have received permission to use own LGDs and conversion factors for the calculation of risk-weighted exposure amounts, and for exposures for which the institutions do not use such estimates, the values referred to in points (i) to (iv) subject to that permission;		Tables 27 - 29 (CR6) Table 38 (CR4)
452.h	Institutions' estimates of PDs against the actual default rate for each exposure class over a longer period		Table 55, Table 56 and Table 57(CR9)

453. Use of credit risk mitigation techniques
453	Institutions applying credit risk mitigation techniques shall disclose the following information:
453.a	Use of on and off-balance sheet netting.	Sections 4.7. and 5.7.	Table 51 (CR3), Table 53 (CR7), 54 (CR7-A) and Table 65 (CCR5)	Risk management and compliance Chapter
453.b	How collateral valuation is managed.	Section 4.7.		Risk management and compliance Chapter
453.c	Description of types of collateral used by the institution.	Section 4.7.		Risk management and compliance Chapter
453.d	Main types of guarantor and credit derivative counterparty, creditworthiness.	Sections 4.7. and 4.7.1.	Table 51 (CR3) Table 53 (CR7) Table 54 (CR7-A)	Risk management and compliance Chapter
453.e	Market or credit risk concentrations within risk mitigation exposures.	Section 4.7.	Table 49

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Article	Brief Description	2025 Pillar 3 Location	Tables	2025 annual report Location
453.f	For institutions calculating risk-weighted exposure amounts under the Standardised Approach or the IRB Approach, the total exposure value not covered by any eligible credit protection and the total exposure value covered by eligible credit protection after applying volatility adjustments		Table 51 (CR3)
453.g	The corresponding conversion factor and the credit risk mitigation associated with the exposure and the incidence of credit risk mitigation techniques with and without substitution effect;		Table 38 (CR4) Table 54 (CR7-A)
453.h	For institutions calculating risk-weighted exposure amounts under the Standardised Approach, the on- and off-balance-sheet exposure value by exposure class before and after the application of conversion factors and any associated credit risk mitigation;		Table 38 (CR4)
453.i	for institutions calculating risk-weighted exposure amounts under the Standardised Approach, the riskweighted exposure amount and the ratio between that risk-weighted exposure amount and the exposure value after applying the corresponding conversion factor and the credit risk mitigation associated with the
	exposure		Table 38 (CR4)
453.j	For institutions calculating risk-weighted exposure amounts under the IRB Approach, the risk-weighted exposure amount before and after recognition of the credit risk mitigation impact of credit derivatives		Table 53 (CR7)

454. Use of the Advanced Measurement Approaches to operational risk
454	Description of the use of insurance or other risk transfer mechanisms to mitigate operational risk.	Chapter 8	Table 88 (OR1)

455. Use of Internal Market Risk Models
455.1	Institutions calculating their capital requirements in accordance with Article 325az shall disclose the following information:
455.1a	its objectives in undertaking trading activities and the processes implemented to identify, measure, monitor and control the market risk;	Sections 7.2, 7.3.1, 7.3.2. and 7.3.3.
455.1b	the policies referred to in Article 104(1) for determining which position is to be included in the trading book;	Sections 7.2, 7.3.1, 7.3.2. and 7.3.3.
455.1c	a general description of the structure of the trading desks covered by the internal models, including for each desk a broad description of the desk’s business strategy, the instruments permitted therein and the main risk types in relation to that desk;	Sections 7.2, 7.3.1, 7.3.2. and 7.3.3.
455.1d	an overview of the trading book positions not covered by the internal models, including a general description of the desk structure and of types of instruments included in the desks or in the desk categories in accordance with Article 104b;	Sections 7.3.4. and 7.3.5.
455.1e	the structure and organisation of the market risk management function and governance;	Section 7.3.6.
455.1f	the scope, the main characteristics and the key modelling choices of the different internal models used to calculate the risk exposure amounts for the main models used at the consolidated level, and a description of the extent to which those internal models represent the models used at the consolidated level	Section 7.2.
455.2	Institutions shall disclose on an aggregate basis for all trading desks covered by the internal models referred to in Article 325az the following components, where applicable:	Sections 7.3.1, 7.3.2. and 7.3.3.
455.2a	the most recent value as well as the highest, lowest and mean value for the previous 60 business days of: (i) the unconstrained expected shortfall measure referred to in Article 325bb(1); (ii) the unconstrained expected shortfall measure referred to in Article 325bb(1) for each regulatory broad risk factor category;	Section 7.3.1.	Table 80 (MR3)
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Article	Brief Description	2025 Pillar 3 Location	Tables	2025 annual report Location
455.2b	the most recent value as well as the mean value for the previous 60 business days of: (i) the expected shortfall risk measure referred to in Article 325bb(1);(ii) the stress scenario risk measure referred to in Article 325ba(1), point (b); (iii) the own funds requirement for default risk referred to in Article 325ba(2); (iv) the sum of the own funds requirements referred to in Article 325ba(3), including all components of the formula and the applicable multiplier factor;	Sections 2.4.2. and 7.2.	Table 9 (OV1) Table 78 (MR2-A)
455.2c	the number of back-testing overshootings over the most recent 250 business days at the 99th percentile as referred to in Article 325bf(6).	Section 7.2.2
455.3	Institutions shall disclose on an aggregate basis for all trading desks the own funds requirements for market risk that would be calculated in accordance with Part Three Title IV, Chapter 1a, had the institutions not been granted permission to use their internal models for those trading desks.	Section 7.3.5.	table 86 (MR4)

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Appendix V - List of tables

Num.	Regulatory requirement	Name
CHAPTER 1. INTRODUCTION
Table 1	KM1	KM1 - Key metrics template
Table 2	LI1	Differences between accounting and regulatory scopes of consolidation and mapping of financial statement categories with regulatory risk categories
Table 3	LI2	Main sources of differences between regulatory exposure amounts and carrying values in financial statements
Table 4	CC2	CC2 - reconciliation of regulatory own funds to balance sheet in the audited financial statements
CHAPTER 2. CAPITAL
Table 5		Main capital figures and capital adequacy ratios.
Table 6		Reconciliation of accounting capital with regulatory capital
Table 7		Eligible capital
Table 8		Regulatory capital. Changes
Table 9	OV1	Overview of risk weighted exposure amounts
Table 10		RWAs by geographical region
Table 11	CMS1	Comparison of modelled and standardised risk weighted exposure amounts at risk level
Table 12	CMS2	Comparison of modelled and standardised risk weighted exposure amounts for credit risk at asset class level
Table 13	CCyB2	Amount of institution-specific countercyclical capital buffer
Table 14		Leverage ratio
Table 15		Leverage ratio details
Table 16	LR1	Summary reconciliation of accounting assets and leverage ratio exposures
Table 17	LR2	Leverage ratio common disclosure
Table 18	LR3	Split-up of on balance sheet exposures (excluding derivatives, SFTs and exempted exposures)
Table 19	KM2	Key metrics - G-SII requirement for own funds and eligible liabilities (TLAC)
Table 20	TLAC1	Composition - G-SII Requirement for own funds and eligible liabilities
Table 21	TLAC3a	creditor ranking - resolution entity
CHAPTER 4. CREDIT RISK
Table 22		Credit risk capital requirements movements
Table 23	CR6_A	Scope of the use of IRB and SA approaches
Table 24	CR8	RWEA flow statements of credit risk exposures under the IRB approach
Table 25		Exposures and parameters by segment and geography
Table 26		Credit risk exposures by exposure class and PD range (CR6)
Table 27	CR6_AIRB	AIRB approach - Credit risk exposures by exposure class
Table 28	CR6_AIRB_Retail	AIRB approach Retail - Credit risk exposures by exposure class and PD range
Table 29	CR6_FIRB	FIRB approach - Credit risk exposures by exposure class and PD range
Table 30	CR10_1	Specialised lending and equity exposures under the simple riskweighted approach. Project financing
Table 31	CR10_2	Specialised lending and equity exposures under the simple riskweighted approach. Income-earning real estate and highly volatile commercial real estate
Table 32	CR10_3	Specialised lending and equity exposures under the simple riskweighted approach. Financing of assets
Table 33	CR10_4	Specialised lending and equity exposures under the simple riskweighted approach. Financing of raw materials
Table 34	CR10_5	Equity exposures under the simple risk-weighted approach
Table 35		Equity instruments through other comprehensive income
Table 36		Equity instruments mandatory at fair value through profit and loss
Table 37		Equity instruments through other comprehensive income. Consolidated gross valuation adjustments
Table 38	CR4	Standardised approach - Credit risk exposure and CRM effects
Table 39	CR5	Standardised approach
Table 40		Exposures by geographic area
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Table 41	CR1_A	Maturity of exposures
Table 42	CR2	Changes in the stock of non-performing loans and advances
Table 43	CR1	Performing and non-performing exposures and related provisions
Table 44	CQ3	Credit quality of performing and non-performing exposures by past due days
Table 45	CQ4	Quality of non-performing exposures by geography
Table 46	CQ5	Credit quality of loans and advances by industry
Table 47	CQ1	Credit quality of forborne exposures
Table 48	CQ7	Collateral obtained by taking possession and execution processes
Table 49		Guarantees by external rating
Table 50		Credit risk mitigation techniques - IRB and SA
Table 51	CR3	CRM techniques overview: Disclosure of the use of credit risk mitigation techniques
Table 52		IRB approach. Credit risk mitigation techniques: credit derivatives and personal guarantees
Table 53	CR7	IRB approach - Effect on the RWEAs of credit derivatives used as CRM techniques
Table 54	CR7_A	IRB approach - Disclosure of the extent of the use of CRM techniques
Table 55	CR9_AIRB	AIRB approach - Back-testing of PD per exposure class (fixed PD scale)
Table 56	CR9_AIRB_Retail	AIRB approach Retail - Back-testing of PD per exposure class (fixed PD scale)
Table 57	CR9_FIRB	FIRB approach - Back-testing of PD per exposure class (fixed PD scale)
Table 58	CR9_1_FIRB	FIRB approach - Back-testing of PD per exposure class (only for PD estimates according to point (f) of Article 180(1) CRR)
CHAPTER 5. COUNTERPARTY CREDIT RISK
Table 59	CVA2	Credit valuation adjustment risk under the Full Basic Approach (F-BA)
Table 60	CCR8	Exposures to CCPs
Table 61	CCR1	Analysis of CCR exposure by approach
Table 62	CCR3	Standardised approach - CCR exposures by regulatory exposure class and risk weights
Table 63	CCR4_AIRB	AIRB approach - CCR exposures by exposure class and PD scale
Table 64	CCR4_FIRB	FIRB approach - CCR exposures by exposure class and PD scale
Table 65	CCR5	Composition of collateral for CCR exposures
Table 66	CCR6	Credit derivatives exposures
CHAPTER 6. SECURITISATIONS
Table 67		Securitisation positions purchased and retained with risk transfer by exposure type in the banking book
Table 68	SEC1	Securitisation exposures in the non-trading book
Table 69	SEC2	Securitisation exposures in the trading book
Table 70		Breakdown of repurchased positions in SSPEs with risk transfer, distributed by function and approach used
Table 71		Aggregate amount of securitisation positions purchased and retained. Trading book
Table 72		Securitisation structures with risk transfer
Table 73	SEC5	Exposures securitised by the institution - Exposures in default and specific credit risk adjustments
Table 74	SEC3	Securitisation exposures in the non-trading book and associated regulatory capital requirements - institution acting as originator or as sponsor
Table 75	SEC4	Securitisation exposures in the non-trading book and associated regulatory capital requirements - institution acting as investor
CHAPTER 7. MARKET RISK
Table 76		Regulatory capital requirements for market risk
Table 77		Capital requirements for market risk. Internal model
Table 78	MR2_A	Market risk under the internal model approach (IMA)
Table 79	MR2_B	RWA flow statements of market risk exposures under the IMA
Table 80	MR1	Market risk under the standardised approach
Table 81		Capital requirements for market risk. Standardised approach
Table 82	PV1	Prudent valuation adjustments (PVA)
Table 83	MR3	IMA values for trading portfolios
Table 84		Stress scenario: Maximum volatility (worst case)
Table 85		Exceptions at units with internal model
Table 86	MR4	Comparison of VaR estimates with gains/losses
Table 87	IRRBB1	Interest rate risks of non-trading book activities
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CHAPTER 8. OPERATIONAL RISK
Table 88	OR1	Operational risk losses
Table 89	OR2	Business Indicator, components and subcomponents
Table 90	OR3	Operational risk own funds requirements and risk exposure amounts
CHAPTER 9. LIQUIDITY AND FUNDING RISK
Table 91	AE1	Encumbered and unencumbered assets
Table 92	AE2	Collateral received and own debt securities issued
Table 93	AE3	Sources of encumbrance
Table 94		Own covered bonds and asset-backed securities issued
Table 95	LIQ1	Quantitative information of LCR
Table 96	LIQB	Qualitative information on LCR, which complements template EU LIQ1
Table 97	LIQ2	Net Stable Funding Ratio
CHAPTER 10. ESG RISK
Table 98	ESG1	Banking book- Climate Change transition risk: Credit quality of exposures by sector, emissions and residual maturity
Table 99	ESG2	Banking book - Climate change transition risk: Loans collateralised by immovable property - Energy efficiency of the collateral
Table 100	ESG3	Banking book - Climate change transition risk: Alignment metrics
Table 101	ESG4	Banking book - Climate change transition risk: Exposures to top 20 carbon-intensive firms
Table 102	ESG5	Banking book - Climate change physical risk: Exposures subject to physical risk
CHAPTER 11. CRYPTO-ASSETS
Table 103	CAE1	Exposures to crypto-assets
CHAPTER 12. REMUNERATION POLICIES
Table 104	REM1	Remuneration awarded for the financial year
Table 105	REM2	Special payments to staff whose professional activities have a material impact on institutions’ risk profile (Identified Staff)
Table 106	REM5	Information on remuneration of staff whose professional activities have a material impact on institutions’ risk profile (Identified Staff)
Table 107	REM3	Deferred remuneration
Table 108	REM4	Remuneration of 1 million EUR or more per year
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Appendix VI.LI3 - Outline of the differences in the scopes of consolidation (entity by entity)

2025
a	b	c	d	e	f	g	h
Name of the entity	Method of accounting consolidation	Method of regulatory consolidation					Description of the entity
		Full consolidation	Proportional consolidation	Equity method	Neither consolidated nor deducted	Deducted
Universia Holding, S.L.	Full consolidation			X			HOLDING COMPANY
Universia España Red de Universidades, S.A.	Full consolidation			X			INTERNET
Santander Totta Seguros, Companhia de Seguros de Vida, S.A.	Full consolidation			X			INSURANCE
Centro de Capacitación Santander, A.C.	Full consolidation			X			NON-PROFIT INSTITUTE
Universia Brasil S.A.	Full consolidation			X			INTERNET
Universia Chile S.A.	Full consolidation			X			INTERNET
Universia Perú, S.A.	Full consolidation			X			INTERNET
Universia México, S.A. De C.V.	Full consolidation			X			INTERNET
Portal Universia Argentina S.A.	Full consolidation			X			INTERNET
Universia Colombia S.A.S.	Full consolidation			X			INTERNET
Portal Universia Portugal, Prestação de Serviços de Informática, S.A.	Full consolidation			X			INTERNET
Santander Seguros y Reaseguros, Compañía Aseguradora, S.A.	Full consolidation			X			INSURANCE
Laparanza, S.A.	Full consolidation			X			AGRICULTURAL AND LIVESTOCK OPERATIONS
Santander Capitalização S.A.	Full consolidation			X			INSURANCE
Santander Trust S.A.	Full consolidation			X			SERVICES
U.C.I., S.A.	Equity method		X				HOLDING COMPANY
Beyond Wealth, S.A.	Full consolidation			X			CONSULTING SERVICES
Darep Designated Activity Company	Full consolidation			X			REINSURANCE
Unión de Créditos Inmobiliarios, S.A., EFC	Equity method		X				MORTGAGE LOAN COMPANY
Retama Real Estate, S.A.	Equity method		X				REAL ESTATE
UCI Servicios para Profesionales Inmobiliarios, S.A.	Equity method		X				REAL ESTATE SERVICES
CCPT - ComprarCasa, Rede Serviços Imobiliários, S.A.	Equity method		X				REAL ESTATE SERVICES

356    2025 Pillar 3 Disclosures Report

Index	Introduction ●	Capital ●	Risks ●	Remunerations ●	Appendices ●

Appendix VI.LI3 - Outline of the differences in the scopes of consolidation (entity by entity)
Appendix VI.LI3 - Outline of the differences in the scopes of consolidation (entity by entity)

2025
a	b	c	d	e	f	g	h
Name of the entity	Method of accounting consolidation	Method of regulatory consolidation					Description of the entity
Name of the entity	Method of accounting consolidation	Full consolidation	Proportional consolidation	Equity method	Neither consolidated nor deducted	Deducted	Description of the entity
Mata Alta, S.L.	Full consolidation			X			AGRICULTURAL AND LIVESTOCK FARMING
Universia Uruguay, S.A.	Full consolidation			X			INTERNET
UCI Mediação de Seguros, Unipessoal Lda.	Equity method		X				INSURANCE BROKERAGE
UCI Holding Brasil Ltda.	Equity method		X				HOLDING COMPANY
Companhia Promotora UCI	Equity method		X				FINANCIAL SERVICES
Fortune Auto Finance Co., Ltd	Equity method		X				FINANCE COMPANY
Punta Lima, LLC	Full consolidation			X			LEASING
Banco RCI Brasil S.A.	Equity method		X				BANKING
S3 Caceis Brasil Distribuidora de Títulos e Valores Mobiliários S.A.	Equity method		X				SECURITIES COMPANY
Evidence Previdência S.A.	Full consolidation			X			INSURANCE
Sancap Investimentos e Participações S.A.	Full consolidation			X			HOLDING COMPANY
S3 Caceis Brasil Participações S.A.	Equity method		X				HOLDING COMPANY
Rojo Entretenimento S.A.	Full consolidation			X			REAL ESTATE
Newcomar, S.L., en liquidación	Full consolidation			X			REAL ESTATE
Hyundai Capital UK Limited	Equity method		X				FINANCE COMPANY
Navigator Global Limited	Full consolidation			X			INTERNET
Fondo de Titulización de Activos UCI 14	Equity method		X				SECURITISATION
Fondo de Titulización de Activos UCI 15	Equity method		X				SECURITISATION
Fondo de Titulización de Activos UCI 16	Equity method		X				SECURITISATION
Fondo de Titulización de Activos UCI 17	Equity method		X				SECURITISATION
Venda de Veículos Fundo de Investimento em Direitos Creditórios	Equity method		X				SECURITISATION
HCUK Auto Funding 2017-2 Ltd	Equity method		X				SECURITISATION
2025 Pillar 3 Disclosures Report    357

Index	Introduction ●	Capital ●	Risks ●	Remunerations ●	Appendices ●

Appendix VI.LI3 - Outline of the differences in the scopes of consolidation (entity by entity)
Appendix VI.LI3 - Outline of the differences in the scopes of consolidation (entity by entity)

2025
a	b	c	d	e	f	g	h
Name of the entity	Method of accounting consolidation	Method of regulatory consolidation					Description of the entity
Name of the entity	Method of accounting consolidation	Full consolidation	Proportional consolidation	Equity method	Neither consolidated nor deducted	Deducted	Description of the entity
Isar Valley S.A.	Full consolidation			X			SECURITISATION
Evolve SPV S.r.l.	Equity method		X				SECURITISATION
Fondo de Titulización, RMBS Prado VIII	Equity method		X				SECURITISATION
Fondo de Titulización, RMBS Prado IX	Equity method		X				SECURITISATION
Portland SPV S.r.l.	Equity method		X				SECURITISATION
Fondo de Titulización, RMBS Prado X	Equity method		X				SECURITISATION
HCUK Auto Funding 2022-1 Limited	Equity method		X				SECURITISATION
RMBS Belém No.2	Equity method		X				SECURITISATION
Fondo de Titulización, RMBS Green Prado XI	Equity method		X				SECURITISATION
Axle 2023-1 Ltd	Equity method		X				SECURITISATION
HCUK Auto Funding 2025-1 LTD	Equity method		X				SECURITISATION
Electrolyser, S.A. de C.V.	Full consolidation			X			SERVICES
VCFS Germany GmbH	Equity method		X				MARKETING
UCI Greece Credit and Loan Receivables Servicing Company Single Member Societe Anonyme	Equity method		X				FINANCIAL SERVICES
Banco S3 Caceis México, S.A., Institución de Banca Múltiple	Equity method		X				BANKING
S3 CACEIS Colombia S.A. Sociedad Fiduciaria	Equity method		X				FINANCE
Open Digital Market, S.L.	Full consolidation			X			COMMERCE
Santander Caceis Latam Holding 2, S.L.	Equity method		X				HOLDING COMPANY
Santander Caceis Latam Holding 1, S.L.	Equity method		X				HOLDING COMPANY
Solar Maritime Designated Activity Company	Equity method		X				LEASING
Innohub, S.A.P.I. de C.V.	Full consolidation			X			IT SERVICES
Autodescuento, S.L.	Full consolidation			X			ONLINE VEHICLE SALES

358    2025 Pillar 3 Disclosures Report

Index	Introduction ●	Capital ●	Risks ●	Remunerations ●	Appendices ●

Appendix VI.LI3 - Outline of the differences in the scopes of consolidation (entity by entity)
Appendix VI.LI3 - Outline of the differences in the scopes of consolidation (entity by entity)

2025
a	b	c	d	e	f	g	h
Name of the entity	Method of accounting consolidation	Method of regulatory consolidation					Description of the entity
Name of the entity	Method of accounting consolidation	Full consolidation	Proportional consolidation	Equity method	Neither consolidated nor deducted	Deducted	Description of the entity
Santander Assurance Solutions, S.A.	Equity method		X				INSURANCE BROKERAGE
Allane SE	Full consolidation			X			RENTING
Volvo Car Financial Services UK Limited	Equity method		X				LEASING
NeoAuto S.A.C.	Full consolidation			X			ONLINE VEHICLE SALES
Abent 3T, S.A.P.I de C.V.	Full consolidation			X			ELECTRICITY GENERATION
Tabasco Energía España, S.L. (Sociedad Unipersonal)	Full consolidation			X			HOLDING COMPANY
Allane Schweiz AG	Full consolidation			X			RENTING
Allane Mobility Consulting AG	Full consolidation			X			CONSULTING SERVICES
Allane Leasing GmbH	Full consolidation			X			RENTING
Allane Mobility Consulting GmbH	Full consolidation			X			CONSULTING SERVICES
Autohaus24 GmbH	Full consolidation			X			INTERNET
Allane Location Longue Durée S.a.r.l.	Full consolidation			X			RENTING
Allane Services GmbH & co. KG	Full consolidation			X			SERVICES
Allane Mobility Consulting B.V.	Full consolidation			X			CONSULTANCY SERVICES
Allane Services Verwaltungs GmbH	Full consolidation			X			PORTFOLIO MANAGEMENT
Allane Mobility Consulting Österreich GmbH	Full consolidation			X			CONSULTANCY SERVICES
Allane Mobility Consulting S.a.r.l	Full consolidation			X			CONSULTANCY SERVICES
Alma UK Holdings Ltd	Equity method		X				HOLDING COMPANY
Santander Green Investment, S.L.	Full consolidation			X			HOLDING COMPANY
Elcano Renovables, S.L.	Full consolidation			X			PORTFOLIO COMPANY
Liquetine, S.L.	Full consolidation			X			RENEWABLE ENERGIES
Santander MAPFRE Hipoteca Inversa, E.F.C., S.A.	Equity method		X				FINANCIAL
2025 Pillar 3 Disclosures Report    359

Index	Introduction ●	Capital ●	Risks ●	Remunerations ●	Appendices ●

Appendix VI.LI3 - Outline of the differences in the scopes of consolidation (entity by entity)
Appendix VI.LI3 - Outline of the differences in the scopes of consolidation (entity by entity)

2025
a	b	c	d	e	f	g	h
Name of the entity	Method of accounting consolidation	Method of regulatory consolidation					Description of the entity
Name of the entity	Method of accounting consolidation	Full consolidation	Proportional consolidation	Equity method	Neither consolidated nor deducted	Deducted	Description of the entity
Energias Renovables Gladiateur 45, S.L.	Full consolidation			X			RENEWABLE ENERGIES
Energias Renovables de Ormonde 30, S.L.	Full consolidation			X			RENEWABLE ENERGIES
Energias Renovables Prometeo, S.L.	Full consolidation			X			RENEWABLE ENERGIES
Energias Renovables de Titania, S.L.	Full consolidation			X			RENEWABLE ENERGIES
Santander Leasing B.V.	Full consolidation			X			LEASING
Carmine D - Services, Unipessoal Lda.	Full consolidation			X			SOFTWARE
One Mobility Management GmbH	Full consolidation			X			SERVICES
Taxos Luz, S.L.U.	Full consolidation			X			RENEWABLE ENERGIES
FrauDfense, S.L.	Equity method		X				TECHNOLOGICAL SERVICES
Santander Insurance, S.L.	Full consolidation			X			HOLDING COMPANY
AMS Auto Markt Am Schieferstein GmbH	Full consolidation			X			VEHICLE PURCHASE AND SALE
Midata Service GmbH	Full consolidation			X			IT SERVICES
San Pietro Solar PV, S.r.l.	Full consolidation			X			RENEWABLE ENERGIES
Grafite New Energy, S.r.l.	Full consolidation			X			RENEWABLE ENERGIES
Cianite New Energy, S.r.l.	Full consolidation			X			RENEWABLE ENERGIES
Santander New Business, S.A.	Full consolidation			X			TRADE INTERMEDIARY
SC Mobility AS	Full consolidation			X			RENTING
SC Mobility AB	Full consolidation			X			RENTING
Moon GC&P Investments, S.L.U.	Full consolidation			X			HOLDING COMPANY
Santander Leasing AB	Full consolidation			X			LEASING AND RENTING
Generación de Energía Villahermosa, S.A.P.I. de C.V.	Full consolidation			X			ELECTRICITY EXPLOITATION
Santander Compara Holding, S.L.	Full consolidation			X			HOLDING COMPANY
Santander Real Estate Equity I, F.C.R.	Full consolidation			X			VENTURE CAPITAL FUND

360    2025 Pillar 3 Disclosures Report

Index	Introduction ●	Capital ●	Risks ●	Remunerations ●	Appendices ●

Appendix VI.LI3 - Outline of the differences in the scopes of consolidation (entity by entity)
Appendix VI.LI3 - Outline of the differences in the scopes of consolidation (entity by entity)

2025
a	b	c	d	e	f	g	h
Name of the entity	Method of accounting consolidation	Method of regulatory consolidation					Description of the entity
Name of the entity	Method of accounting consolidation	Full consolidation	Proportional consolidation	Equity method	Neither consolidated nor deducted	Deducted	Description of the entity
Forgepoint Capital International Management Limited	Equity method		X				CONSULTANCY SERVICES
Auto-Interleasing AG	Full consolidation			X			RENTING
CLM Fleet Management Ltd	Full consolidation			X			VEHICLE RENTAL
Factum Information Technologies, S.L.	Full consolidation			X			IT CONSULTANCY
Comparanet, S.A. de C.V.	Full consolidation			X			INSURANCE BROKERAGE
Tresmares Growth Fund III, S.C.R., S.A.	Full consolidation			X			HOLDING COMPANY
Tresmares Growth Fund II, S.C.R., S.A.	Full consolidation			X			HOLDING COMPANY
Diamante New Energy S.r.l.	Full consolidation			X			RENEWABLE ENERGY
Andromeda Principal Investments, S.L.U.	Full consolidation			X			HOLDING COMPANY
Servicios Inmobiliarios Residencial en Venta JV2, S.L.	Full consolidation			X			REAL ESTATE
Flexliving Valdemarín, S.L.	Full consolidation			X			REAL ESTATE
Pinle SPV 2024, S.L.	Full consolidation			X			REAL ESTATE
Redoto SPV 2025, S.L.	Full consolidation			X			REAL ESTATE
Mascor SPV 2025, S.L.	Full consolidation			X			REAL ESTATE
Inverlur Aguilas I, S.L.	Equity method		X				REAL ESTATE
Inverlur Aguilas II, S.L.	Equity method		X				REAL ESTATE
Sociedad Conjunta para la Emisión y Gestión de Medios de Pago, E.F.C., S.A.	Equity method		X				PAYMENT SERVICES
Hyundai Corretora de Seguros Ltda.	Equity method		X				INSURANCE BROKERAGE
Solution 4Fleet Consultoria Empresarial S.A.	Full consolidation			X			VEHICLE RENTAL
FIT Economia de Energia S.A.	Full consolidation			X			ELECTRICITY GENERATION
América Gestão Serviços em Energía S.A.	Full consolidation			X			ELECTRICITY GENERATION
Fundo de Investimento em Direitos Creditórios Multisegmentos NPL Ipanema X Responsabilidade Limitada	Equity method		X				INVESTMENT FUND
2025 Pillar 3 Disclosures Report    361

Index	Introduction ●	Capital ●	Risks ●	Remunerations ●	Appendices ●

Appendix VII.CC1 - Composition of regulatory own funds
	EUR million
			2025
		a	b
		(A) Amounts	(B) Explanatory notes
	Common Equity Tier 1 (CET1) capital: instruments and reserves
1	Capital instruments and the related share premium accounts	44,136
	of which: Instrument type 1
	of which: Instrument type 2
	of which: Instrument type 3
2	Retained earnings	92,205
3	Accumulated other comprehensive income (and other reserves)	(46,843)
EU-3a	Funds for general banking risk	—
4	Amount of qualifying items referred to in Article 484 (3) and the related share premium accounts subject to phase out from CET1	—
5	Minority interests (amount allowed in consolidated CET1)	9,037
EU-5a	Independently reviewed interim profits net of any foreseeable charge or dividend	9,959
6	Common Equity Tier 1 (CET1) capital before regulatory adjustments	108,494
	Common Equity Tier 1 (CET1) capital: regulatory adjustments
7	Additional value adjustments (negative amount)	(647)
8	Intangible assets (net of related tax liability) (negative amount)	(15,037)
9	Empty set in the EU
10	Deferred tax assets that rely on future profitability excluding those arising from temporary differences (net of related tax liability where the conditions in Article 38 (3) are met) (negative amount)	(1,447)
11	Fair value reserves related to gains or losses on cash flow hedges of financial instruments that are not valued at fair value	(528)
12	Negative amounts resulting from the calculation of expected loss amounts	(765)
13	Any increase in equity that results from securitised assets (negative amount)	—
14	Gains or losses on liabilities valued at fair value resulting from changes in own credit standing	31
15	Defined-benefit pension fund assets (negative amount)	(585)
16	Direct and indirect holdings by an institution of own CET1 instruments (negative amount)	(1,892)
17	Direct, indirect and synthetic holdings of the CET 1 instruments of financial sector entities where those entities have reciprocal cross holdings with the institution designed to inflate artificially the own funds of the institution (negative amount)	—
18	Direct, indirect and synthetic holdings by the institution of the CET1 instruments of financial sector entities where the institution does not have a significant investment in those entities (amount above 10% threshold and net of eligible short positions) (negative amount)	—
19	Direct, indirect and synthetic holdings by the institution of the CET1 instruments of financial sector entities where the institution has a significant investment in those entities (amount above 10% threshold and net of eligible short positions) (negative amount)	—
20	Empty set in the EU
EU-20a	Exposure amount of the following items which qualify for a RW of 1250%, where the institution opts for the deduction alternative	(610)
EU-20b	of which: qualifying holdings outside the financial sector (negative amount)	—
EU-20c	of which: securitisation positions (negative amount)	(607)
EU-20d	of which: free deliveries (negative amount)	(3)
21	Deferred tax assets arising from temporary differences (amount above 10% threshold, net of related tax liability where the conditions in Article 38 (3) are met) (negative amount)	(990)
22	Amount exceeding the 17.65% threshold (negative amount)	—

362    2025 Pillar 3 Disclosures Report

Index	Introduction ●	Capital ●	Risks ●	Remunerations ●	Appendices ●

Appendix VII.CC1 - Composition of regulatory own funds
	EUR million
			2025
		a	b
		(A) Amounts	(B) Explanatory notes
23	of which: direct, indirect and synthetic holdings by the institution of the CET1 instruments of financial sector entities where the institution has a significant investment in those entities	—
24	Empty set in the EU
25	of which: deferred tax assets arising from temporary differences	—
EU-25a	Losses for the current financial year (negative amount)	—
EU-25b	Foreseeable tax charges relating to CET1 items except where the institution suitably adjusts the amount of CET1 items insofar as such tax charges reduce the amount up to which those items may be used to cover risks or losses (negative amount)	—
26	Empty set in the EU
27	Qualifying AT1 deductions that exceed the AT1 items of the institution (negative amount)	—
27a	Other regulatory adjusments	(1,284)
28	Total regulatory adjustments to Common Equity Tier 1 (CET1)	(23,754)
29	Common Equity Tier 1 (CET1) capital	84,739
	Additional Tier 1 (AT1) capital: instruments
30	Capital instruments and the related share premium accounts	8,962
31	of which: classified as equity under applicable accounting standards	—
32	of which: classified as liabilities under applicable accounting standards	9,284
33	Amount of qualifying items referred to in Article 484 (4) and the related share premium accounts subject to phase out from AT1 as described in Article 486(3) of CRR	—
EU-33a	Amount of qualifying items referred to in Article 494a(1) subject to phase out from AT1	—
EU-33b	Amount of qualifying items referred to in Article 494b(1) subject to phase out from AT1	—
34	Qualifying Tier 1 capital included in consolidated AT1 capital (including minority interests not included in row 5) issued by subsidiaries and held by third parties	708
35	of which: instruments issued by subsidiaries subject to phase out	—
36	Additional Tier 1 (AT1) capital before regulatory adjustments	9,670
	Additional Tier 1 (AT1) capital: regulatory adjustments
37	Direct and indirect holdings by an institution of own AT1 instruments (negative amount)	(25)
38	Direct, indirect and synthetic holdings of the AT1 instruments of financial sector entities where those entities have reciprocal cross holdings with the institution designed to inflate artificially the own funds of the institution (negative amount)	—
39	Direct, indirect and synthetic holdings of the AT1 instruments of financial sector entities where the institution does not have a significant investment in those entities (amount above 10% threshold and net of eligible short positions) (negative amount)	—
40	Direct, indirect and synthetic holdings by the institution of the AT1 instruments of financial sector entities where the institution has a significant investment in those entities (net of eligible short positions) (negative amount)	—
41	Empty set in the EU
42	Qualifying T2 deductions that exceed the T2 items of the institution (negative amount)	—
42a	Other regulatory adjustments to AT1 capital	—
43	Total regulatory adjustments to Additional Tier 1 (AT1) capital	(25)
44	Additional Tier 1 (AT1) capital	9,645
45	Tier 1 capital (T1 = CET1 + AT1)	94,385
	Tier 2 (T2) capital: instruments
46	Capital instruments and the related share premium accounts	11,159
2025 Pillar 3 Disclosures Report    363

Index	Introduction ●	Capital ●	Risks ●	Remunerations ●	Appendices ●

Appendix VII.CC1 - Composition of regulatory own funds
EUR million
2025
		a	b
		(A) Amounts	(B) Explanatory notes
47	Amount of qualifying items referred to in Article 484 (5) and the related share premium accounts subject to phase out from T2 as described in Article 486 (4) CRR	—
EU-47a	Amount of qualifying items referred to in Article 494a (2) subject to phase out from T2	—
EU-47b	Amount of qualifying items referred to in Article 494b (2) subject to phase out from T2	—
48	Qualifying own funds instruments included in consolidated T2 capital (including minority interests and AT1 instruments not included in rows 5 or 34) issued by subsidiaries and held by third parties	6,560
49	of which: instruments issued by subsidiaries subject to phase out	—
50	Credit risk adjustments	—
51	Tier 2 (T2) capital before regulatory adjustments	17,720
Tier 2 (T2) capital: regulatory adjustments
52	Direct and indirect holdings by an institution of own T2 instruments and subordinated loans (negative amount)	(235)
53	Direct, indirect and synthetic holdings of the T2 instruments and subordinated loans of financial sector entities where those entities have reciprocal cross holdings with the institution designed to inflate artificially the own funds of the institution (negative amount)	—
54	Direct and indirect holdings of the T2 instruments and subordinated loans of financial sector entities where the institution does not have a significant investment in those entities (amount above 10% threshold and net of eligible short positions) (negative amount)	—
54a	Empty set in the EU
55	Direct and indirect holdings by the institution of the T2 instruments and subordinated loans of financial sector entities where the institution has a significant investment in those entities (net of eligible short positions) (negative amount)	(25)
56	Empty set in the EU
EU-56a	Qualifying eligible liabilities deductions that exceed the eligible liabilities items of the institution (negative amount)	—
56b	Other regulatory adjusments to T2 capital	—
57	Total regulatory adjustments to Tier 2 (T2) capital	(260)
58	Tier 2 (T2) capital	17,460
59	Total capital (TC = T1 + T2)	111,845
60	Total risk exposure amount	629,430
Capital ratios and requirements including buffers
61	Common Equity Tier 1 (as a percentage of total risk exposure amount)	—
62	Tier 1 (as a percentage of total risk exposure amount)	—
63	Total capital (as a percentage of total risk exposure amount)	—
64	Institution CET1 overall capital requirements	—
65	of which: capital conservation buffer requirement	—
66	of which: countercyclical buffer requirement	—
67	of which: systemic risk buffer requirement	—
EU-67a	of which: Global Systemically Important Institution (G-SII) or Other Systemically Important Institution (O-SII) buffer	—
EU-67b	of which: additional own funds requirements to address the risks other than the risk of excessive leverage	—
68	Common Equity Tier 1 available to meet buffer (as a percentage of risk exposure amount)	—
69	[non relevant in EU regulation]
70	[non relevant in EU regulation]
71	[non relevant in EU regulation]
Amounts below the thresholds for deduction (before risk weighting)

364    2025 Pillar 3 Disclosures Report

Index	Introduction ●	Capital ●	Risks ●	Remunerations ●	Appendices ●

Appendix VII.CC1 - Composition of regulatory own funds
EUR million
2025
		a	b
		(A) Amounts	(B) Explanatory notes
72	Direct and indirect holdings of own funds and eligible liabilities of financial sector entities where the institution does not have a significant investment in those entities (amount below 10% threshold and net of eligible short positions)	7,779
73	Direct and indirect holdings by the institution of the CET1 instruments of financial sector entities where the institution has a significant investment in those entities (amount below 17.65% thresholds and net of eligible short positions)	1,075
74	Empty set in the EU
75	Deferred tax assets arising from temporary differences (amount below 17.65% threshold, net of related tax liability where the conditions in Article 38 (3) are met)	8,651
Applicable caps on the inclusion of provisions in Tier 2
76	Credit risk adjustments included in T2 in respect of exposures subject to standardised approach (prior to the application of the cap)	—
77	Cap on inclusion of credit risk adjustments in T2 under standardised approach	—
78	Credit risk adjustments included in T2 in respect of exposures subject to internal ratings-based approach (prior to the application of the cap)	—
79	Cap for inclusion of credit risk adjustments in T2 under internal ratings-based approach	1,148
Capital instruments subject to phase-out arrangements (only applicable between 1 Jan 2014 and 1 Jan 2022)
80	Current cap on CET1 instruments subject to phase out arrangements	—
81	Amount excluded from CET1 due to cap (excess over cap after redemptions and maturities)	—
82	Current cap on AT1 instruments subject to phase out arrangements	—
83	Amount excluded from AT1 due to cap (excess over cap after redemptions and maturities)	—
84	Current cap on T2 instruments subject to phase out arrangements	—
85	Amount excluded from T2 due to cap (excess over cap after redemptions and maturities)	—

2025 Pillar 3 Disclosures Report    365

IMPORTANT INFORMATION
Non-IFRS and alternative performance measures
In addition to the financial information prepared in accordance with the International Financial Reporting Standards (IFRS) and derived from our financial statements, this document includes certain Alternative Performance Measures (APMs), as defined in the Guidelines on Alternative Performance Measures published by the European Securities and Markets Authority (ESMA) on October 5, 2015, as well as certain non-IFRS financial indicators. The financial measures contained in this consolidated management report that are considered APMs and non-IFRS financial indicators have been prepared based on the financial information of Grupo Santander but are not defined or detailed within the applicable financial reporting framework and have not been audited or reviewed by our auditors.
We use these APMs and non-IFRS financial indicators to plan, monitor, and assess our performance.
We believe that these APMs and non-IFRS financial indicators are useful in enabling the management team and investors to compare operational performance across periods.
However, these APMs and non-IFRS financial indicators are considered supplementary information and are not intended to replace IFRS measures. Furthermore, other companies, including some in our sector, may calculate such measures differently, which reduces their usefulness for comparative purposes. APMs that use sustainability-related designations are not calculated in accordance with the Taxonomy Regulation or the SFDR adverse impact indicators. For more information on the APMs and non-IFRS financial indicators used, including their definition or a reconciliation between the applicable management indicators and the financial information presented in the consolidated financial statements prepared under IFRS, please refer to Section 6-"Alternative Performance Measures (APMs)" in the "Economic and Financial Report" chapter, and Note 9: "Alternative Performance Measures (APMs)" in the "Sustainability Report" chapter, both of which are included in the 2025 Annual Report, published on February 25, 2026 (https://www.santander.com/en/shareholders-and-investors/financial-and-economic-information/annual-report).The ordinary measures included in this document are non-IFRS measures.
Sustainability information
This document contains sustainability-related information, including metrics, statements, objectives, commitments, goals, targets, and opinions regarding environmental, social, and governance matters, which complement the sustainability information included in the "Sustainability Report" chapter of the aforementioned Annual Report. The sustainability information in this document has not been audited or reviewed by external auditors. The data, statistics, and metrics included are not necessarily prepared in accordance with IFRS, continue to evolve, and may be based on assumptions deemed reasonable at the time of preparation but which may be subject to revision. Sustainability information is prepared following various reporting frameworks, guidelines, and measurement, collection, and verification practices, both external and internal, which differ substantially from those applicable to financial information and, in many cases, are emerging or still in development. Sustainability information relies on various estimates, assumptions, judgments, and data obtained internally and from third parties. As a result, sustainability information is subject to significant measurement uncertainties, may not be comparable to the sustainability information of other companies or across periods, and its inclusion does not imply that the information is suitable for a specific purpose or material to us under mandatory reporting standards. Therefore, sustainability information should be considered for informational purposes only, and no liability is assumed for its content, except where such liability cannot be limited under mandatory legal provisions.
Forward-looking statements
Santander hereby warns that this document may contain 'forward-looking statements', as defined by the US Private Securities Litigation Reform Act of 1995. Such statements can be understood through words and expressions like 'expect', 'project', 'anticipate', 'should', 'intend', 'probability', 'risk', 'VaR', 'RoRAC', 'RoRWA', 'TNAV', 'target', 'goal', 'objective', 'estimate', 'future', 'ambition', 'aspiration', 'commitment', 'commit', 'focus', 'pledge' and similar expressions. They include (but are not limited to) statements on future business development, shareholder remuneration policy and NFI. However, risks, uncertainties and other important factors may lead to developments and results that differ materially from those anticipated, expected, projected or assumed in forward-looking statements. The important factors below (and others mentioned in this document), as well as other unknown or unpredictable factors, could affect our future development and results and could lead to outcomes materially different from what our forward-looking statements anticipate, expect, project or assume:
•general economic or industry conditions (e.g., an economic downturn; higher volatility in the capital markets; inflation; deflation; changes in demographics, consumer spending, investment or saving habits; and the effects of the wars in Ukraine, the uncertainties following the ceasefire agreement in the Middle East or the outbreak of public health emergencies in the global economy) in areas where we have significant operations or investments;
•exposure to operational risks, including cyberattacks, data breaches, data losses and other security incidents;
•exposure to market risks (e.g., risks from interest rates, foreign exchange rates, equity prices and new benchmark indices);
•potential losses from early loan repayment, collateral depreciation or counterparty risk;
•political instability in Spain, the UK, other European countries, Latin America and the US;
•changes in monetary, fiscal and immigration policies and trade tensions, including the imposition of tariffs and retaliatory responses;

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•legislative, regulatory or tax changes (including regulatory capital and liquidity requirements) and greater regulation prompted by financial crises;
•acquisitions, integrations, divestitures and challenges arising from deviating management’s resources and attention from other strategic opportunities and operational matters;
•climate-related conditions, regulations, targets and weather events;
•uncertainty over the scope of actions that may be required by us, governments and other to achieve goals relating to climate, environmental and social matters, as well as the evolving nature of underlying science and potential conflicts and inconsistencies among governmental standards and regulations. Important factors affecting sustainability information may materially differ from those applicable to financial information. Sustainability information is based on various materiality thresholds, estimates, assumptions, judgments and underlying data derived internally and from third parties. Sustainability information is thus subject to significant measurement uncertainties, may not be comparable to sustainability information of other companies or over time or across periods and its inclusion is not meant to imply that the information is fit for any particular purpose or that it is material to us under mandatory reporting standards. The sustainability information is for informational purposes only, without any liability being accepted in connection with it except where such liability cannot be limited under overriding provisions of applicable law;
•our own decisions and actions, including those affecting or changing our practices, operations, priorities, strategies, policies or procedures; and
•changes affecting our access to liquidity and funding on acceptable terms, especially due to credit spread shifts or credit rating downgrade for the entire group or core subsidiaries.
Forward looking statements are based on current expectations and future estimates about Santander’s and third-parties’ operations and businesses and address matters that are uncertain to varying degrees, including, but not limited to developing standards that may change in the future; plans, projections, expectations, targets, objectives, strategies and goals relating to environmental, social, safety and governance performance, including expectations regarding future execution of Santander’s and third parties’ energy and climate strategies, and the underlying assumptions and estimated impacts on Santander’s and third-parties’ businesses related thereto; Santander’s and third-parties’ approach, plans and expectations in relation to carbon use and targeted reductions of emissions; changes in operations or investments under existing or future environmental laws and regulations; and changes in government regulations and regulatory requirements, including those related to climate-related initiatives.
Forward-looking statements are aspirational, should be regarded as indicative, preliminary and for illustrative purposes only, speak only as of the date of this document and are informed by the knowledge, information and views available on such date and are subject to change without notice. Banco Santander is not required to update or revise any forward-looking statements, regardless of new information, future events or otherwise, except as required by applicable law.
Not a securities offer
Neither this document nor the information contained herein constitutes an offer to sell or a solicitation of an offer to purchase securities.
Past performance does not indicate future outcomes
Statements regarding historical performance or growth rates are not intended to imply that future performance, stock price, or future results (including earnings per share) for a given period will necessarily match or exceed those of a previous period. Nothing in this document should be construed as a profit forecast.
Third Party Information
In this document, Santander references and relies on certain information and statistical data obtained from publicly available sources and third parties, which it considers to be reliable. Neither Santander nor its directors, management, or employees have independently verified the accuracy or completeness of such information, nor do they guarantee its quality, adequacy, legality, accuracy, or completeness, nor do they assume any obligation to update such information after the date of this document. Santander shall not be held liable under any circumstances for the use of such information, for any decision or action taken by any party based on such information, or for any errors, inaccuracies, or omissions in such information. The publicly available sources and third parties referenced or cited in this document retain all rights with respect to such information, and the use of such information should not be construed as granting any license to any third party.
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santander.com

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date: 26 February 2026	By:	/s/ José García Cantera
	Name:	José García Cantera
	Title:	Chief Financial Officer